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03024033

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME ITC Ltd

*CURRENT ADDRESS


PROCESSED
JUN 3 0 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3470 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 6/25/03


SEC MAIL PROCESSING
RECEIVED
JUN 2 3 2003
WASH, D.C. 155 SECTION



ITC Limited

Report and Accounts 2003

"There is no inherent contradiction between improving competitive context and making a sincere commitment to bettering society. Indeed, the more closely a company's philanthropy is linked to its competitive context, the greater the company's contribution to society will be. If systematically pursued in a way that maximizes the value created, context-focused philanthropy can offer companies a new set of competitive tools that well justifies the investment of resources. At the same time, it can unlock a vastly more powerful way to make the world a better place."

Michael E. Porter and Mark R. Kramer
The Competitive Advantage of Corporate Philanthropy
Harvard Business Review - Dec. 2002



ITC

ITC Limited

Enduring value.
For the shareholder. For the nation.

ITC Limited

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Ninety-Second Annual General Meeting of the Members of ITC Limited will be held at Science City, Main Auditorium, JBS Haldane Avenue, Kolkata 700 046, on Friday, the 25th day of July, 2003, at 10.30 a.m. for the transaction of the following businesses:-

ORDINARY BUSINESS

1. To consider and adopt the Accounts of the Company for the financial year ended 31st March, 2003, the Balance Sheet as at that date and the Reports of the Directors and Auditors thereon.
2. To declare a dividend for the financial year ended 31st March, 2003.
3. To elect Directors in place of those retiring by rotation.
4. To appoint Auditors and to fix their remuneration. In this connection, to consider and, if thought fit, to pass the following resolution which will be proposed as a Special Resolution:-

   "Resolved that Messrs. A. F. Ferguson & Co., Chartered Accountants, be and are hereby appointed as the Auditors of the Company to hold such office until the conclusion of the next Annual General Meeting at a remuneration of Rs. 82,50,000/- payable in one or more instalments plus service tax as applicable, and reimbursement of out-of-pocket expenses incurred."

SPECIAL BUSINESS

5. To consider and, if thought fit, to pass, with or without modification, the following resolution which will be proposed as an Ordinary Resolution:-

   "Resolved that Dr. Basudeb Sen be and is hereby re-appointed a Director of the Company, liable to retire by rotation, for a period of five years with effect from 27th August, 2003, or till such earlier date on which Dr. Sen may cease to be an Independent Director in terms of the Listing Agreement with Stock Exchanges or in terms of any amendment to the Companies Act, 1956, or any other applicable statutes, rules, regulations or guidelines or any amendment or modification thereof, or till such earlier date to conform with the policy on retirement as may be determined by the Board of Directors of the Company and/or by any applicable statute."

6. To consider and, if thought fit, to pass, with or without modification, the following resolution which will be proposed as an Ordinary Resolution:-

   "Resolved that Shri Balakrishnan Vijayaraghavan be and is hereby re-appointed a Director of the Company, liable to retire by rotation, for a period of five years with effect from 27th August, 2003, or till such earlier date on which Shri Vijayaraghavan may cease to be an Independent Director in terms of the Listing Agreement with Stock Exchanges or in terms of any amendment to the Companies Act, 1956, or any other applicable statutes, rules, regulations or guidelines or any amendment or modification thereof, or till such earlier date to conform with the policy on retirement as may be determined by the Board of Directors of the Company and/or by any applicable statute."

7. To consider and, if thought fit, to pass, with or without modification, the following resolution which will be proposed as an Ordinary Resolution:-

   "Resolved that Dr. Ram S. Tarneja be and is hereby re-appointed a Director of the Company, liable to retire by rotation, for a period of five years with effect from 27th August, 2003, or till such earlier date on which Dr. Tarneja may cease to be an Independent Director in terms of the Listing Agreement with Stock Exchanges or in terms of any amendment to the Companies Act, 1956, or any other applicable statutes, rules, regulations or guidelines or any amendment or modification thereof, or till such earlier date to conform with the policy on retirement as may be determined by the Board of Directors of the Company and/or by any applicable statute."

8. To consider and, if thought fit, to pass, with or without modification, the following resolution which will be proposed as an Ordinary Resolution:-

   "Resolved that, in accordance with the applicable provisions of the Companies Act, 1956, or any amendment or modification thereof, consent be and is hereby accorded to modification in the terms of remuneration paid or payable to the Wholetime Directors of the Company, effective from 1st August, 2002, as set out in the Explanatory Statement attached to the Notice convening this Meeting, a copy whereof initialled by the Chairman for identification is placed before this Meeting."

9. To consider and, if thought fit, to pass, with or without modification, the following resolution which will be proposed as an Ordinary Resolution:-

   "Resolved that, in accordance with the applicable provisions of the Companies Act, 1956, or any amendment or modification thereof, this Meeting hereby approves the re-appointment of Shri Anup Singh as a Director, liable to retire by rotation, and also as a Wholetime Director of the Company, for a period of five years with effect from 21st November, 2003, or till such earlier date to conform with the policy on retirement as may be determined by the Board of Directors of the Company and/or by any applicable statute, on such remuneration as set out in the Explanatory Statement attached to the Notice convening this Meeting, a copy whereof initialled by the Chairman for identification is placed before this Meeting."

10. To consider and, if thought fit, to pass the following resolution which will be proposed as a Special Resolution:-

   "Resolved that, subject to such approvals as may be necessary, the Directors of the Company other than the Wholetime Directors be paid annually, for a period not exceeding five years, for each of the financial years of the Company commencing from 1st April, 2003, commission not exceeding one per cent of the net profits of the Company, as provided under Section 309(4) of the Companies Act, 1956 ('the Act'), and computed in the manner referred to in Section 198(1) of the Act, or any amendment or modification thereof, in addition to the fee for attending the meetings of the Board of Directors of the Company ('the Board') or any Committee thereof, to be divided amongst the Directors aforesaid in such manner as the Board may from time to time determine and in default of such determination equally, provided that none of the Directors aforesaid shall receive individually commission exceeding Rs. 4,00,000/- in a financial year."

11. To consider and, if thought fit, to pass the following resolution which will be proposed as a Special Resolution:-

"Resolved that, in accordance with the applicable provisions of the Companies Act, 1956, the Securities Contracts (Regulation) Act, 1956, the Listing Agreement with Stock Exchanges and the provisions of the Securities and Exchange Board of India (Delisting of Securities) Guidelines 2003, or any amendment or modification thereof, and subject to such other approvals, permissions and sanctions as may be necessary, and such conditions and modifications as may be prescribed or imposed by any Authority while granting such approvals, permissions or sanctions which may be agreed to by the Board of Directors of the Company ('the Board') or any Committee / person(s) authorised by the Board, consent be and is hereby accorded to delist the Ordinary Shares of the Company from the Stock Exchanges at Ahmedabad, Bangalore, Chennai, Cochin, Delhi, Hyderabad, Kanpur and Pune.

Resolved Further that authority be and is hereby accorded to the Board or any Committee / person(s) authorised by the Board, to settle all questions, difficulties or doubts that may arise in this regard and to do all such acts, deeds and things as may be necessary, expedient and desirable, for the purpose of giving effect to this Resolution."

The Register of Members of the Company shall remain closed from Wednesday, 16th July, 2003 to Friday, 25th July, 2003, both days inclusive. Share Transfers received in order at the Investor Service Centre, 37 Jawaharlal Nehru Road, Kolkata 700 071 by 5.30 p.m. on 15th July, 2003, will be in time to be passed for payment of dividend, if declared, to the transferees or to their mandatees and the dividend, if declared, will be paid on or after 28th July, 2003, to those Members entitled thereto and whose names shall appear on the Register of Members of the Company on 25th July, 2003, or to their mandatees, subject however to the provisions of Section 206A of the Companies Act, 1956, or any amendment or modification thereof. In respect of dematerialised shares, the dividend will be payable on the basis of beneficial ownership as per details to be furnished by National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) for this purpose.

Dated : 23rd May, 2003.
Registered Office :
Virginia House
37 Jawaharlal Nehru Road
Kolkata 700 071
India.

By Order of the Board
ITC Limited
B. B. Chatterjee
Executive Vice President &
Company Secretary

NOTES :

1. **A Member entitled to attend and vote at the Annual General Meeting may appoint a proxy to attend and vote on a poll on his behalf. A proxy need not be a Member of the Company.**

   Proxies, in order to be effective, must be received at the Investor Service Centre of the Company ('ISC'), 37 Jawaharlal Nehru Road, Kolkata 700 071, not less than forty-eight hours before the commencement of the Annual General Meeting i.e. by 10.30 a.m. on 23rd July, 2003.

2. Corporate Members are requested to send to ISC, a duly certified copy of the Board Resolution authorising their representative to attend and vote at the Annual General Meeting.

3. An Explanatory Statement pursuant to Section 173 of the Companies Act, 1956, relating to the Special Business to be transacted at the Annual General Meeting is attached.

4. In accordance with the provisions of Article 91 of the Articles of Association of the Company, Dr. Ram S. Tarneja, Shri Anup Singh, Shri Krishnamoorthy Vaidyanath and Shri Yesh Pall Gupta will retire by rotation at the Annual General Meeting and, being eligible, offer themselves for re-election.

5. Additional information, pursuant to Clause 49 of the Listing Agreement with Stock Exchanges, on Directors recommended by the Board of Directors for re-appointment at the Annual General Meeting, is appearing in the Report and Accounts.

6. Members are requested to bring the admission slips along with their copy of the Report and Accounts to the Meeting.

7. Members holding shares in physical form are requested to notify / send the following to ISC to facilitate better servicing:-

   i) any change in their address/mandate/bank details,

   ii) particulars of their bank account, in case the same have not been furnished earlier,

   iii) Income-tax Permanent Account Number (PAN) / General Index Register Number (GIR), and

   iv) share certificate(s) held in multiple accounts in identical names or joint accounts in the same order of names, for consolidation of such shareholdings into one account.

8. Members are advised that respective bank details and address as furnished by them or by NSDL / CDSL to the Company, for shares held in physical form and in the dematerialised form respectively, will be printed on their dividend warrants so as to protect against fraudulent encashment.

9. Dividend for the financial year ended 31st March, 1996, which remains unpaid or unclaimed, will be due for transfer to the Investor Education and Protection Fund of the Central Government ('IEPF') later this year, pursuant to the provisions of Section 205A of the Companies Act, 1956.

   Members who have not encashed their dividend warrant(s) for the financial year ended 31st March, 1996, or any subsequent financial year(s), are requested to lodge their claims with ISC. In respect of dividend for the financial year ended 31st March, 1996, only those claims which are received by ISC by 9th October, 2003, will be entertained. In respect of dividend pertaining to the erstwhile ITC Bhadrachalam Paperboards Limited, for the financial year ended 31st March, 1996, only those claims received by ISC by 17th October, 2003, will be entertained.

   Members are advised that once the unclaimed dividend is transferred to IEPF, no claim shall lie in respect thereof.

10. Members holding shares in physical form and desirous of making / changing nomination in respect of their shareholding in the Company, as permitted under Section 109A of the Companies Act, 1956, may submit to ISC the prescribed Form 2B, which is enclosed.

11. Members who wish to obtain any information on the Company or view the Accounts for the financial year ended 31st March, 2003, may visit the Company's website www.itcportal.com or send their queries at least 10 days before the Annual General Meeting to the Company Secretary at the Registered Office of the Company.

EXPLANATORY STATEMENT

Attached to the Notice convening the Ninety-Second Annual General Meeting to be held on Friday, 25th July, 2003.

Item Nos. 5, 6 & 7

Dr. Basudeb Sen, Shri Balakrishnan Vijayaraghavan and Dr. Ram S. Tarneja were re-appointed as Non-Executive Directors of the Company at the Annual General Meeting held on 28th July, 2000, for a period of three years with effect from 27th August, 2000, and their present term of appointment expires on 26th August, 2003.

The Board of Directors of your Company ('the Board') at its meeting held on 23rd May, 2003, recommended for the approval of the Members, the re-appointment of Dr. Sen, Shri Vijayaraghavan and Dr. Tarneja as Non-Executive Directors of the Company, liable to retire by rotation, for a period not exceeding five years from 27th August, 2003, as set out in these Resolutions.

Due notices under Section 257 of the Companies Act, 1956 ('the Act') have been received from Members proposing the appointment of Dr. Sen, Shri Vijayaraghavan and Dr. Tarneja as Directors of the Company. Requisite consents have been filed by Dr. Sen, Shri Vijayaraghavan and Dr. Tarneja, pursuant to the provisions of Section 264(1) of the Act, to act as such Director, if appointed.

Dr. Sen, Shri Vijayaraghavan and Dr. Tarneja are interested in the Resolutions relating to their respective appointment. None of the other Directors of your Company is interested in these Resolutions.

The Board recommends these Resolutions for your approval.

Item No. 8

The Board of Directors of your Company ('the Board') at its meeting held on 24th October, 2002, on the recommendation of the Compensation Committee, approved, subject to the approval of the Members, modification with effect from 1st August, 2002, in the terms of remuneration paid or payable to the Wholetime Directors of the Company, viz. Sarvashri Yogesh Chander Deveshwar, Sahibzada Syed Habib-ur-Rehman, Anup Singh and Krishnamoorthy Vaidyanath, in the manner following:-

(I) **Consolidated Salary** -

Shri Y. C. Deveshwar (Chairman)	Rs. 8,00,000/- per month.
Shri S. S. H. Rehman	Rs. 3,50,000/- per month.
Shri A. Singh	Rs. 3,50,000/- per month.
Shri K. Vaidyanath	Rs. 2,75,000/- per month.

(II) **Performance Bonus** - Not exceeding 60% of Consolidated Salary, payable annually, for each financial year, as may be determined by the Board.

(III) **Perquisites** - In addition to the aforesaid Consolidated Salary and Performance Bonus, each Wholetime Director shall be entitled to perquisites, as approved by the Members, and reproduced below:

Perquisites like gas, electricity, water, furnishings, medical reimbursement and leave travel concession for self and family, club fees, personal accident insurance etc., in accordance with the Rules of the Company, the monetary value of such perquisites being limited to Rs. 4,50,000/- per annum, for the purposes of which limit perquisites shall be evaluated as per Income-tax Rules, wherever applicable, and in absence of any such Rule, perquisites shall be evaluated at actual cost. However, the following shall not be included in the aforesaid perquisite limit:-

(a) Rent free accommodation owned/leased/rented by the Company, or Housing Allowance in lieu thereof, as per the Rules of the Company.

(b) Contribution to Provident Fund and Superannuation Fund up to 27% of salary and contribution to Gratuity Fund up to 8.33% of salary as defined in the Rules of the respective Funds, or up to such other limit as may be prescribed under the Income-tax Act, 1961 and the Rules thereunder for this purpose.

(c) Use of Company car for official purposes and telephone at residence (including payment for local calls and long distance official calls).

(d) Encashment of unavailed leave as per the Rules of the Company at the time of retirement/cessation of service.

(e) Long service award as per the Rules of the Company.

(f) Costs and expenses incurred by the Company in connection with joining/transfer from one location to another of the Company or its affiliates/associates as per the Rules of the Company.

The aggregate of the remuneration and perquisites / benefits, including contributions towards Provident Fund, Superannuation Fund and Gratuity Fund, payable to all Wholetime Directors of the Company taken together, shall not exceed 10% of the profits of the Company calculated in accordance with the provisions of Sections 198 and 309 of the Companies Act, 1956.

The respective Wholetime Directors are interested individually in this Resolution insofar as the same relates to variation in their remuneration. None of the other Directors of your Company is interested in this Resolution.

The Board recommends this Resolution for your approval.

Item No. 9

At the Annual General Meeting of the Company held on 28th July, 2000, Shri Anup Singh was re-appointed as Director and also as Wholetime Director of the Company for a period of three years with effect from 21st November, 2000, and his present term of appointment expires on 20th November, 2003.

The Board of Directors of your Company ('the Board') at its meeting held on 23rd May, 2003, on the recommendation of the Nominations Committee, recommended for the approval of the Members, the re-appointment of Shri Singh as Director, liable to retire by rotation, and also as Wholetime Director of the Company for a period not exceeding five years from 21st November, 2003, as set out in this Resolution, on the following remuneration:-

(I) Consolidated Salary - Rs. 3,50,000/- per month.

(II) Performance Bonus - Not exceeding 60% of Consolidated Salary, payable annually, for each financial year, as may be determined by the Board.

(III) Perquisites - In addition to the aforesaid Consolidated Salary and Performance Bonus, Shri Singh shall be entitled to perquisites like gas, electricity, water, furnishings, medical reimbursement and leave travel concession for self and family, club fees, personal accident insurance etc., in accordance with the Rules of the Company, the monetary value of such perquisites being limited to Rs. 4,50,000/- per annum, for the purposes of which limit perquisites shall be evaluated as per Income-tax Rules, wherever applicable, and in absence of any such

Rule, perquisites shall be evaluated at actual cost. However, the following shall not be included in the aforesaid perquisite limit:-

(a) Rent free accommodation owned/leased/rented by the Company, or Housing Allowance in lieu thereof, as per the Rules of the Company.

(b) Contribution to Provident Fund and Superannuation Fund up to 27% of salary and contribution to Gratuity Fund up to 8.33% of salary as defined in the Rules of the respective Funds, or up to such other limit as may be prescribed under the Income-tax Act, 1961 and the Rules thereunder for this purpose.

(c) Use of Company car for official purposes and telephone at residence (including payment for local calls and long distance official calls).

(d) Encashment of unavailed leave as per the Rules of the Company at the time of retirement/cessation of service.

(e) Long service award as per the Rules of the Company.

(f) Costs and expenses incurred by the Company in connection with joining/transfer from one location to another of the Company or its affiliates/associates as per the Rules of the Company.

The aggregate of the remuneration and perquisites / benefits, including contributions towards Provident Fund, Superannuation Fund and Gratuity Fund, payable to all Wholetime Directors of the Company taken together, shall not exceed 10% of the profits of the Company calculated in accordance with the provisions of Sections 198 and 309 of the Companies Act, 1956 ('the Act').

Due notice under Section 257 of the Act has been received from a Member proposing the appointment of Shri Singh as a Director of the Company. Shri Singh has filed the requisite consent pursuant to the provisions of Section 264(1) of the Act, to act as such Director, if appointed.

None of the Directors of your Company, other than Shri Singh, is interested in this Resolution.

The Board recommends this Resolution for your approval.

This should be considered also as an abstract of the terms of re-appointment of Shri Singh as Wholetime Director of the Company and a memorandum as to the nature of the concern or interest of the Directors in the said re-appointment, as required under Section 302 of the Act.

Item No. 10

At the Annual General Meeting of the Company held on 28th July, 2000, the Members, inter alia, approved payment of remuneration to the Non-Executive Directors of the Company for a period of two financial years commencing from 1st April, 2001. Such approval of the Members covers payment of remuneration made / to be made to the Non-Executive Directors up to and including the financial year ended 31st March, 2003.

In order to bring the remuneration of the Non-Executive Directors in line with the current trends and commensurate with the time devoted and the contribution made by them, the Board of Directors of your Company ('the Board') at its meeting held on 23rd May, 2003, recommended for the approval of the Members, payment of remuneration by way of commission to the Non-Executive Directors of the Company for a period not exceeding five years from 1st April, 2003, as set out in this Special Resolution.

Only the Non-Executive Directors of your Company may be deemed to be interested or concerned in this Special Resolution.

The Board recommends this Special Resolution for your approval.


ITC Limited

Item No. 11

The Ordinary Shares of Rs.10/- each of your Company, commonly known as 'Equity Shares', are presently listed on the following eleven Stock Exchanges in India:

a) National Stock Exchange of India Ltd., Mumbai ('NSE')

b) The Stock Exchange, Mumbai ('BSE')

c) The Calcutta Stock Exchange Association Ltd., Kolkata ('CSE')

d) The Stock Exchange, Ahmedabad

e) Bangalore Stock Exchange Ltd., Bangalore

f) Cochin Stock Exchange Ltd., Cochin

g) The Delhi Stock Exchange Association Ltd., Delhi

h) The Hyderabad Stock Exchange Ltd., Hyderabad

i) Madras Stock Exchange Ltd., Chennai

j) Pune Stock Exchange Ltd., Pune

k) The Uttar Pradesh Stock Exchange Association Ltd., Kanpur

Data on trading volumes indicates that the Company's shares, which are required to be compulsorily traded in the dematerialised form, are not traded in material volumes at Stock Exchanges other than NSE and BSE. NSE and BSE account for more than 95% of the traded volumes of the Company's shares and have extensive networking of trading terminals, which facilitates trading by Members / Investors across the country. The trading volumes in the Company's shares on the other Stock Exchanges are either nil or insignificant. Continued listing on such Stock Exchanges neither serves the interest of the Members / Investors nor that of the Company.

The Board of Directors of your Company ('the Board') at its meeting held on 23rd May, 2003, accordingly recommended for the approval of the Members, the proposal to voluntarily delist the Company's shares from the Stock Exchanges at Ahmedabad, Bangalore, Chennai, Cochin, Delhi, Hyderabad, Kanpur and Pune. The Company's shares will however continue to be listed on the NSE, BSE and CSE.

Delisting of the Company's shares from the aforesaid Stock Exchanges would result in administrative convenience and saving in costs on account of listing fees, etc.

In accordance with the Securities and Exchange Board of India (Delisting of Securities) Guidelines 2003, consent of the Members by way of a Special Resolution is required for voluntary delisting of the Company's shares from the aforesaid Stock Exchanges.

None of the Directors of your Company is interested in this Special Resolution.

The Board recommends this Special Resolution for your approval.

Dated : 23rd May, 2003.
Registered Office :
Virginia House
37 Jawaharlal Nehru Road
Kolkata 700 071
India.

By Order of the Board
ITC Limited
B. B. Chatterjee
Executive Vice President &
Company Secretary

ITC LIMITED

citizen first

Dear Shareholders,

You will recall that in my last annual communication to you, I had outlined ITC's vision of enlarging its contribution to the Indian economy. ITC's aspiration to create enduring value for the nation provides its employees the inspirational motive force to sustain growing shareholder value. I had called this compelling vision "A commitment beyond the market". ITC practises this philosophy by not only driving each of its businesses towards international competitiveness, but by also consciously contributing to enhancing the competitiveness of the larger value chain of which it is a part.

I had also shared with you my belief that it is this aspiration that sets apart ITC as a premier 'Indian' enterprise. ITC, as a truly 'Indian' company, whilst recognising the need to create a fair reward for shareholders, goes the extra mile, in partnership with other participants in the economy, to create conducive conditions for international competitiveness towards maximising value for the Indian society.

The depth of ITC's commitment to the Indian economy is manifest in the way its diverse businesses contribute to strengthening their related value chains – through R&D, extension services, IT-enablement and the social and economic empowerment of the marginalised. The most telling example of this commitment is ITC's pathbreaking initiative in building sustainable rural partnerships, which carry the potential to transform the landscape of rural India and the lives of our rural population.

ITC's "commitment beyond the market" encompasses the larger social canvas to include the preservation of India's cultural heritage. ITC is particularly proud of its pioneering contribution in the area of Hindustani classical music.

As a concerned corporate citizen, ITC is committed to the highest standards in the key areas of Environment, Occupational Health and Safety (EHS). ITC strives to sustain and continuously improve its EHS standards to match the finest international benchmarks.

The special feature that follows captures ITC's inspired commitment to create and sustain a model that harmonises service to society with enhancing shareholder value. I am sure you share my sense of pride in ITC's exemplary efforts.

ITC is truly proud to be citizen first.



(Y.C. Deveshwar)













ITC's e-Choupal Movement - traditional farmers to new-age marketers





The e-Choupal movement is transforming the Indian farmer into a progressive knowledge-seeking netizen. Enriching the farmer with knowledge; elevating him to a new order of empowerment.

The immense potential of Indian agriculture is waiting to be unleashed. The endemic constraints that shackle this sector are well known – fragmented farms, weak infrastructure, numerous intermediaries, excessive dependence on the monsoon, variations between different agro-climatic zones, among many others. These pose their own challenges to improving productivity of land and quality of crops. The unfortunate result is inconsistent quality and uncompetitive prices, making it difficult for the farmer to sell his produce in the world market.

Through the e-Choupal initiative, ITC aims to confer the power of expert knowledge on even the smallest individual farmer. Thus enhancing his competitiveness in the global market.

ITC's trail-blazing answer to these problems is the e-Choupal initiative; the single-largest information technology-based intervention by a corporate entity in rural India. Transforming the Indian farmer into a progressive knowledge-seeking netizen. Enriching the farmer with knowledge; elevating him to a new order of empowerment.

For the first time, the stereotype image of the farmer on his bullock cart made way for the e-farmer, browsing the e-Choupal website. Farmers now log on to the site through Internet kiosks in their villages to order high quality agri-inputs, get information on best farming practices, prevailing market prices for their crops at home and abroad and the weather forecast - all in the local language. There are 4 crop-specific e-Choupal websites covering soya, coffee, aqua and wheat.

e-Choupal delivers real-time information and customised knowledge to improve the farmer's decision-making ability, thereby better aligning farm output to market demands; securing better quality, productivity and improved price discovery. The model helps aggregate demand in the nature of a virtual producers' co-operative, in the process facilitating access to higher quality farm inputs at lower costs for the farmer.



The e-Choupal initiative also creates a direct marketing channel, eliminating wasteful intermediation and multiple handling, thus reducing transaction costs and making logistics efficient. It links farmers - large and small alike - to consumers in local and global markets through ITC's farmgate sourcing and traditional capabilities related to branding, trade marketing and distribution. The e-Choupal project is already benefiting 1.2 million farmers. Over the next decade, the e-Choupal network will cover over 100,000 villages, representing 1/6th of rural India, and create more than 10 million e-farmers.





The e-Choupal value chain



Online information on best farm practices and local weather forecast provides vital support to the farmer.



ITC's in-house R&D inputs help the farmer improve quality and productivity. Findings are accessible in the local language from e-Choupal websites.



Lessons from the websites are implemented on the field by the farmer with the assistance of ITC's extension workers.



The e-Choupal helps aggregate demand, in the process enabling the farmer to access higher quality inputs at a lower cost.


ई-चौपाल
बाज़ार संबंधी
Rs

The farmer has the advantage of discovering online the prevailing prices across the globe, allowing him to take an informed selling decision.



The farmer is provided confirmation of ITC's intent to purchase at an assured price by the e-Choupal sanchalak, right at the farmgate.



The farmer takes his produce to a nearby ITC multipurpose warehousing hub, where his crops are subject to stringent tests to ensure foodgrade quality.



ITC provides the farmer appropriate documentation which records the quantity and quality of his output. Payment is instant.



Crops are warehoused by ITC in a scientific manner, preserving the identity of each lot, enabling the farmer to obtain better prices linked to source quality.



ITC's watershed management and community development programmes are being extended to all e-Choupal villages. Once complete, the multiplier effect will be extraordinary.

e-Choupal – at a glance

Milestones

Commencement of initiative: Year 2000

- States covered: 4
- Villages covered: 10,000
- e-Choupal installations: 2,100
- Empowered e-farmers: 1.2 million

Agenda

for the next decade

- States to be covered: 15
- Villages to be covered: 100,000
- e-Choupals to be installed: 20,000
- Farmers to be e-empowered: 10 million

Social and Farm Forestry - wasteland owners to productive farmers





ITC's social and farm forestry programmes are being rapidly scaled up. The success of older plantations,seen in the background, is spawning a new generation of plantations, seen in the foreground.

ITC's afforestation project is driven by the realisation that India's poor forest cover – a meagre 11% of the geographical area of the country against a desirable 33% – has serious implications for the rural poor. Forests and common property resources constitute as much as 20% or more of the total income source of such households. ITC has effectively leveraged its need for wood fibre to provide significant opportunities to economically backward wasteland owners. The main plank of ITC's forestry projects is the building of grassroots capacities to initiate a virtuous cycle of sustainable development.

ITC's afforestation mission goes beyond regenerating wastelands and forests. It enhances farm incomes and generates sustainable employment.

In a single year – 2002 – ITC's afforestation programme has resulted in the planting of 20 million saplings. So far, 35 million saplings have been planted over 16,000 hectares, generating employment for 160,000 people. During the next 10 years, 600 million saplings will be planted over 100,000 hectares of private wastelands, benefiting 1.2 million people.

ITC, working with select NGOs, identifies poor tribals with wastelands and organises them into self-supporting forest user groups. The user group leaders are trained by ITC to follow best silvicultural practices to grow high quality timber as a viable cash crop, and other local species that meet domestic, fodder, fuel and nutrition requirements.

ITC provides a comprehensive package of support and extension services to farmers – loans, land development, planting of saplings, plantation maintenance, marketing and funds management. Helping the farmer produce a quality that attracts the best price. After the first harvest, the farmer returns the loan to his forest resource user group, in the process, creating a village development fund large enough to sponsor aspiring timber growers. Or meet other village development needs. Making sustainability a reality.

ITC also makes available high-yielding, disease-resistant clonal planting stock developed through biotechnology-based research at its Bhadrachalam unit. The commercial viability of these clones is evident from the fact that farmers have brought 16,000 hectares under such plantations. Another 8,000 hectares have been planted by the forest departments of Andhra Pradesh, Tamil Nadu, Karnataka, Maharashtra and West Bengal.





ITC provides valuable extension support to farmers by teaching them silvicultural practices.



ITC has institutionalised its intervention by creating village-level natural resource management committees comprising local farmers.



At the heart of this comprehensive greening project is ITC's state-of-art research centre, consistently striving for productivity improvement of several tree species in order to give attractive land-use alternatives to traditional farmers and wasteland owners. So far 86 high-yielding, fast-growing and disease-resistant 'Bhadrachalam' clones have been produced on a commercial scale with productivity that is 6-9 times that of the normal seedlings. Included in these are 23 site-specific clones adapted to problematic alkaline and saline soils. In the pipeline are research projects on casuarina, subabul, rain-fed bamboo and sustainable agro-forestry models.



These strategic initiatives will, on one hand, make procurement of industrial timber exclusively from sustainable sources a reality within 10 years and on the other hand, benefit 1.2 million people through incremental employment. Additionally, it helps forest conservation by reducing pressure on public forests.

Apart from the obvious benefits of increasing the forest cover, this effort also directly contributes to in-situ moisture conservation, groundwater recharge and significant reduction in top-soil losses due to wind and water erosion. With poor households having access to their own woody biomass under ITC's social forestry programme, they can meet most of their fuelwood requirements in-house through loppings and toppings, thus further reducing pressure on public forests. As a result of the leaf-litter from multi-species plantations and the promotion of leguminous inter-crops, depleted soils are constantly enriched. Soon this will lead to a decline in fertiliser and pesticide consumption, thus reducing the pollution of groundwater sources by such chemicals.



Inter-cropping on plantations provides assured income to farmers during the gestation period of these plantations.

Social & Farm Forestry – at a glance

Milestones

Commencement of initiative: Year 1998

- Area developed: 16,000 hectares
- Saplings planted: 35 million
- Number of beneficiaries through additional employment: 160,000 people

Agenda

for the next decade

- Area to be developed: 100,000 hectares
- Saplings to be planted: 600 million
- Potential beneficiaries through additional employment: 1.2 million people

Integrated Watershed Development -
dry despair to green hopes


Integrated Watershed
Development Programme



ITC is helping build cost-effective percolation tanks to protect farmlands from acute moisture stress and high soil erosion.

Some dry and despairing facts stare India in the face. The present average soil loss in the country is about 16.35 tons per hectare per year, which is at least 3 to 5 times worse than what it ought to be. Nearly 67% of the cultivated area in the country faces severe moisture stress for 5 to 10 months a year. Crop productivity in drylands is low, unstable and highly vulnerable to seasonality.

ITC has initiated a comprehensive watershed development programme which is critical to soil-water retention and the reversal of land degradation.

ITC's integrated watershed development initiative is a key intervention to reverse such moisture stress in some of the more acutely affected, drought-prone districts of the country. Currently, 460 small and large water harvesting structures built by ITC provide critical irrigation to nearly 7,000 hectares of land in Andhra Pradesh and Karnataka.

ITC's watershed development seeks to achieve two critical objectives: water conservation and soil enrichment. It constitutes water user groups and trains them to plan and build water harvesting structures like contour bunds, check dams, percolation tanks and farm ponds. Trained farmers use their knowledge of the terrain to identify locations for building water structures and develop the related micro plans. ITC contributes 75% of the cost, the balance 25% being mobilised by the user groups. The rich silt excavated from percolation tanks is used to enhance soil fertility. User groups raise regular contributions from the farmers to meet the maintenance cost of these water harvesting structures.

So far ITC has brought nearly 7,000 hectares of degraded land under its soil and moisture conservation programme, providing critical irrigation and generating employment during the lean season.



ITC's conservation projects include construction of surplus weirs (above) to channel water flow from percolation tanks and excavation of farm ponds (below) for rain water harvesting.




Soil & Moisture
Conservation Programme
Implemented by SNIRD

Village-level water user groups trained by ITC plan, implement and maintain micro watershed projects.

Integrated Watershed Development – at a glance

Milestones

Commencement of initiative: Year 2001

- Percolation tanks: 105
- Bunds/check dams erected: 55
- Farm ponds: 300
- Irrigated area: 7,000 hectares

Agenda

for the next decade

- Percolation tanks: 1,000
- Bunds/check dams: 300
- Farm ponds: 5,000
- Area to be irrigated: 50,000 hectares

Women's Empowerment - homemakers to income builders





ITC has forged an empowering partnership with rural women. ITC's intervention leverages micro-credit and skills training to generate alternate employment opportunities.

The need of the hour is to diversify rural livelihoods. Towards this end, ITC has forged an empowering partnership with rural women – the most effective development workers. ITC's intervention leverages micro-credit and skills training to generate alternate employment opportunities. Increased income in the hands of rural women means better nutrition, health care and education for their children.

ITC believes that economic empowerment of women transforms them into powerful agents of social change.

Working with NGOs, ITC has organised village women into micro-credit groups. Group members make monthly contributions to create a savings corpus. The corpus is used to extend soft loans to group members, thereby eliminating the stranglehold of the moneylender. The system of mandatory contribution further strengthens the savings habit, leading to capital augmentation.

ITC provides training to group members to handle bank accounts and understand the nuances of government development programmes. Empowered groups function autonomously and take their own decisions, including sanction of loans to fellow-members and collection of repayments. Well-managed micro-credit groups with no default records receive further support from ITC in the form of seed money for self-employment activities. Venture funds provided by ITC have already spawned hundreds of women entrepreneurs. Their earnings, ranging from Rs 70 to Rs 150 per day, not only supplement household incomes but also significantly enhance their self-esteem.

ITC also conducts skills training to enhance employability. Pickle-making, fish-processing and agarbatti-rolling in rural areas and garment-sewing, driving and computer-aided secretarial training in semi-urban areas are some of the examples. ITC goes a step further to help find employment for these trained women in areas related to its operations.







Women's Empowerment – at a glance

Milestones

Commencement of initiative: Year 2001

- Micro-credit groups established: 400
- Number of members: 9,000
- Women entrepreneurs created: 1,700

Agenda

for the next decade

- Micro-credit groups: 2,000
- Members to be added: 50,000
- Women entrepreneurs to be created: 10,000

Primary Education - dropouts to self-reliant citizens

Nobel Laureate Amartya Sen has pointed out that the opportunities promised by market-based reforms are critically circumscribed in a nation where large numbers cannot read or write or count.

ITC's education support programmes are aimed at overcoming the lack of opportunities available to the poor. ITC believes that the extensive network of government-supported schools must be made more attractive to children. It provides critical support to state-run schools to maximise enrolment and minimise dropouts. Its initiatives include improving school buildings, constructing toilets, providing electricity connections and supplying fans and lights. ITC provides students with uniforms, satchels and books. So far, 20,000 children have benefited in 4 states.

ITC has financed the establishment of Supplementary Learning Centres to help poor students cope with their lessons and improve their scholastic abilities, thereby preventing dropouts. This scheme also benefits educated local youth who serve as tutors at these centres.

ITC provides poor children the greatest asset that they can aspire to: education for a brighter future.



ITC-sponsored NGOs also conduct teacher training programmes to raise the standard of teaching in government-run primary schools. ITC helps NGOs to organise summer camps, sports and other extra-curricular activities as part of the overall development inputs for children.

An ITC-assisted Supplementary Learning Centre for underprivileged children. The dramatic improvement in the academic performance of these children has made such centres very popular with parents.



Primary Education – at a glance

Milestones

Commencement of initiative: Year 2000

- Number of schools assisted: 70
- Students receiving books and uniforms: 7,500
- Supplementary Learning Centres: 70

Agenda

for the next decade

- Number of schools to be assisted: 1,000
- Students to receive books and uniforms: 50,000
- Supplementary Learning Centres to be set up: 1,000

Hindustani Classical Music - preserving a legacy, nurturing its future

ITC is deeply involved in the preservation of one of India's precious cultural heritage - Hindustani classical music. At a time when the continued absence of royal patronage was beginning to threaten the perpetuity of this art form, ITC pioneered a unique initiative of corporate patronage to preserve and nurture this legacy. The ITC Sangeet Research Academy (ITC-SRA) was set up in 1978 as a public charitable trust for the preservation and propagation of Hindustani classical music. In this farsighted endeavour, ITC established a modern 'Gurukul' to revive India's traditional 'Guru-Shishya Parampara'.



The Guru-Shishya Parampara is the very soul of India's oral tradition. At ITC-SRA, the Shishya learns the art from the Guru with reverence and trust. To the Shishya, the Guru is an epitome of the art itself. For the Guru, the Shishya signifies the continuity of the art. The list of ITC-SRA's Gurus and scholars is like a veritable 'Who's Who' of the world of Hindustani classical music.

ITC Sangeet Research Academy is proof that corporates can make an invaluable contribution to preserving India's great heritage for future generations.

ITC-SRA's teaching draws from the system of musical training of the gharanas. Every gharana has a soul of its own. While a vocalist represents a particular gharana, the ITC-SRA environment provides a rich cross-gharana exposure which shapes the artist's evolution.

The Academy selects each scholar on the basis of talent and dedication. A scholar spends 10 to 12 years learning from the Guru. ITC-SRA has an Expert Committee consisting of knowledgeable, committed and experienced musicians who are responsible for selecting and assessing each scholar. The appraisal involves voice reproduction, gayakee, riyaaz and peshkari.

The Academy also has a Scientific Research Department to study all the elements that have an impact on sound and music. It conducts systematic and scientific research into the structure and materials of all musical traditions to continuously enrich its music training. ITC-SRA also houses a library of books and manuscripts on music and a sophisticated recording studio.

ITC-SRA's website, www.itcsra.org, endeavours to take the rich heritage of Hindustani classical music to the larger Indian diaspora in a comprehensive, informative and interactive form.

For music lovers, ITC-SRA is an invaluable institution. For ITC, it is a corporate tribute to the great tradition of Indian classical music.



ITC WelcomArt -
a forum for promoting art

ITC is dedicated to the cause of nurturing art in India through its WelcomArt forum. Over the years, WelcomArt has earned recognition for the quality of its many initiatives to promote the cause of art and artists.





It showcases the works of not only the creme de la creme of Indian artists, but brings to limelight talented but unknown young artists in need of a platform to make their presence felt. WelcomArt regularly organises Artists' Workshops at ITC's various hotels to bring together talented newcomers and renowned veterans. These interactive sessions provide the freshers the much needed exposure to evolve into mature artists. WelcomArt's piece de resistance is, however, its most laudable mission of restoring the works of masters like Krishen Khanna, Tyeb Mehta, Swaminathan, Akbar Padamsee, M.F. Husain, Ramchandra and others.

ITC WelcomArt promotes the cause of art and artists, showcasing the works of not just the creme de la creme of Indian artists, but also of the talented but unknown artists.





Environment, Occupational Health & Safety

Creating an ethos of commitment and care


ENERGY
MANAGEMENT
AWARD 2002
EXCELLENT ENERGY
EFFICIENT UNIT
ITC LIMITED

ITC's EHS Philosophy

As one of India's premier corporations, ITC attaches paramount importance to its responsibility to contribute to the preservation and enrichment of the physical environment. The Company's commitment finds expression in its Environment, Occupational Health and Safety (EHS) philosophy which recognises the need to preserve and enrich the environment and provide a safe and healthy workplace for its employees, while constantly creating productive economic resources.

ITC's EHS commitment

- To contribute to sustainable development through the establishment and practice of environmental standards that are scientifically tested and meet the requirements of relevant laws, regulations and codes of practice.
- To factor in environment, occupational health and safety in the planning and decision making process.
- To disseminate information and provide appropriate training to enable all employees to accept individual responsibility for environment, health and safety, implement best practice and work collectively to create a culture of continuous improvement.
- To instill a sense of duty in every employee towards personal safety as well as that of others who may be affected by the employee's actions.
- To provide and maintain facilities, equipment, operations and working conditions which are safe for employees, visitors and others at the Company's premises.
- To ensure safe handling, storage, use and disposal of all substances and materials that are classified as hazardous to health and environment.
- To reduce waste, conserve energy and promote recycling of materials wherever possible.
- To institute and implement a system of regular EHS audit in order to assure compliance with laid down policy, benchmarked standards and requirements of laws, regulations and applicable codes of practice.
- To proactively share information with business partners towards inculcating world-class EHS standards across value chains of which ITC is a part.

The various national and international awards won by ITC bear testimony to the Company's unflinching commitment to EHS. These recognitions further inspire the Company to sustain and continuously improve its EHS standards to meet and exceed international benchmarks.

This report describes ITC's achievements in the areas of Environment, Occupational Health and Safety. ITC's EHS efforts encompass employee safety, energy conservation, reduction in GHG emissions, water conservation and waste recycling and reuse. While all units of ITC have registered significant improvements in EHS standards, this report highlights a few typical examples of excellence.

Verification : Messrs. PricewaterhouseCoopers (PWC) have reviewed and verified the EHS data contained in this feature. Their opinion is available at the end of this feature.

Accreditations and Awards

ISO 14001 Certification

- All ITC factories and hotels are ISO 14001 certified, except the two new hotel properties, ITC Hotel Grand Maratha Sheraton & Towers and ITC Hotel Sonar Bangla Sheraton & Towers, which are in the process of seeking accreditation.
- ITC's cigarette factory in Kolkata was **the first of its kind in the world** to be certified.
- The Green Leaf Threshing (GLT) plants at Chirala and Anaparti were **the first in the world in their category** to get accreditation.
- ITC Hotel Maurya Sheraton & Towers was **the first to be certified in the Indian hotel industry.**
- The specialty papers Unit at Tribeni, the Paperboards Unit at Bhadrachalam, Hotel Mughal Sheraton at Agra and ITC WelcomHotel Chola Sheraton at Chennai were certified in 2002-03.


DET NORSKE VERITAS
MANAGEMENT SYSTEM CERTIFICATE

I.T.C. LIMITED
INDIA TOBACCO DIVISION

ISO 14001:1996

MANUFACTURE OF CIGARETTES


Five Star Health and Safety Management Audit System

This is to certify that

ITC Limited

after an extensive evaluation by an auditor accredited by the British Safety Council, has been awarded a rating of Five Stars.

OHSAS 18001

The Chirala and Anaparti Units were conferred the Occupational Health and Safety Audit Systems 18001 accreditation by Messrs. DNV Certification B.V., The Netherlands.


DET NORSKE VERITAS
MANAGEMENT SYSTEM CERTIFICATE

ITC LIMITED - ILTD DIVISION

OHSAS 18001:1999

PROCESSING OF TOBACCO

Swords of Honour from the British Safety Council

- The Chirala and Anaparti GLTs were conferred in 2002.
- The Saharanpur and Munger cigarette factories and the Tiruvottiyur and Munger packaging Units received five star audit grading in 2002.



Environmental Champion Award

The ITC Hotel Maurya Sheraton was conferred this award by the Federation of Hotel & Restaurant Associations of India (FHRAI) for 2002. It was also the runner-up in the 'Environmental Excellence' award given by the International Hotels & Restaurants Association, Paris.

National Energy Conservation Award

ITC's paperboards Unit at Bhadrachalam, Andhra Pradesh won the award for the Pulp and Paper sector, given by the Ministry of Power, Government of India. The Unit also received the National Energy Management Award from the CII in 2002.


CII
NATIONAL ENERGY MANAGEMENT AWARD 2002
EXCELLENT ENERGY EFFICIENT UNIT

Leader in EHS

The Tiruvottiyur packaging unit was recognised by CII (Southern Region) for 'Leadership and Excellence in Safety, Health and Environment'

Occupational Health and Safety - towards zero accident

ITC benchmarks against international best practices in the areas of Occupational Health and Safety. All Units of the Company target to attain zero-accident levels through comprehensive risk assessment and minimization and elimination of potential hazards. All ITC Units are mandated by policy to record and recall incidents and address the Safety issues involved therein.

All ITC Units identify potential Occupational Health and Safety hazards, whether physical or chemical. These are eliminated or controlled to ensure that exposures are well within the specified and applicable standards. ITC strives to provide safeguards of international standards for all plant and machinery in each of its Units.

ITC accords high priority to fire safety. All ITC locations deploy the latest comprehensive fire prevention and control technology.



All employees undergo rigorous training in fire prevention and evacuation techniques. The number of fire accidents has reduced from 9 in 1997-98 to only one minor fire accident in 2002-03.

Accident Incidence Rate*


1.20
1.00
0.80
0.60
0.40
0.20
0.00
97-98
99-00
02-03

*No. of lost time accidents per two lakh manhours worked


ACCIDENTS
PREVENTION

EHS training in ITC is focused on building competency in employees to manage all the significant EHS aspects of operations. The Company imparts general EHS training to all employees, with a three-year refresher span. Specialized training in electrical and fire safety, risk assessment, waste management etc. is imparted to employees dealing specifically with these issues. ITC invested 10,784 person-days in EHS-related training in 2002-03. A quarter of the training related to Environment issues, while the balance addressed Safety and Occupational Health.


11000
10800
10600
10400
10200
10000
9800
9600
9400
00-01
01-02
02-03

EHS training - person-days

Energy Conservation - setting new benchmarks

In 2002-03, ITC's operations consumed 10,558 Terra Joules of energy. Only 3% of this was purchased from the grid. Around 18% of the total energy used was produced from process waste. Solar energy contributed 0.3% of the energy requirement.

Given the country's power scenario, energy management is a key focus area in ITC. Energy conservation strategies are an integral part of the Company's business plans. All ITC Units constantly strive to reduce their energy consumption-to-output ratios by deploying energy-efficient technologies, increasing the use of waste for energy generation and investing in renewable energy sources.



Energy consumption per ton of paper in Bhadrachalam paper mill
GJ/ton
50.0
40.0
30.0
20.0
10.0
0.0
41.5
34.6
30.1
30.4
32.2*
98-99
99-00
00-01
01-02
02-03

* Includes consumption for trial production

Pulp and paper manufacturing is one of the most energy-intensive industries. Internationally, paper units consume 32.00 to 40.93 Giga Joules (GJ) of energy per ton of paper produced, while the Indian pulp and paper industry consumes around 51.55 to 79.97 GJ per ton of production.

ITC's Bhadrachalam paperboard Unit in Andhra Pradesh consumes **32.20 GJ per ton of output,** using a substantial proportion of recycled paper. **It is among the most energy-efficient integrated paper mills around the world.**

Saving energy through innovative design

The innovative design of ITC's new green leaf threshing plant at Chirala has enabled the Unit reduce energy consumption by 25%. The pneumatic transportation of tobacco in the conventional design makes the entire threshing and classification process highly energy-intensive. In the new internationally unique design, the number of airlifts is reduced from 15 to 3, using gravitational force to transport the tobacco by stacking the classifiers.



Green House Gases (GHG) Emissions - towards being carbon-positive

Studies by the United Nations' Intergovernmental Panel on Climate Change have established that man-made emissions of greenhouse gases are adversely impacting global climate. ITC shares the international concern about global warming and is committed to the pursuit of net emission reduction.

Emanating from its concern for the environment, ITC has initiated efforts to measure its GHG emission and sequestration (fixing of carbon) to work towards becoming a carbon-positive company - reducing emissions through efficient technologies and sequestering more carbon than emitting.

In addition to energy conservation, use of renewable energy sources and tree plantation at all its units, ITC has undertaken extensive afforestation under its farm and social forestry programmes (details in earlier part of this feature). These efforts have resulted in significant sequestration of carbon dioxide. During 2002-03, ITC sequestered over 20% of the total CO_2 generated by its manufacturing operations.

GHG Sequestration at ITC (02-03)	
GHG sources	kilo-tCO_2e
Manufacturing	1056
Travel/freight	132
Total	1188
GHG Sequestered	**216**



ITC's endeavour to develop plantations on another 100,000 hectares through social and farm forestry in the next decade would make ITC a carbon-positive enterprise.

Setting a new pace - India's first and only chlorine-free paperboard mill

ITC's paperboards business has blazed a new trail by pioneering the manufacture of elemental chlorine-free (ECF) paper and paperboard in India. Leading international consumer product companies use only environment-friendly ECF paperboards for their packaging needs. As the only manufacturer of ECF paperboards in India, ITC enjoys the trust of industry majors like Tetrapak, Amul, Mother Dairy and Vadilal who use ITC's hygienic paperboards for their premium food brands.

ECF pulping is endorsed as the best available technology by the European Community. The ECF technology also complies with the Environment Protection Agency (EPA) Cluster Rules of USA.

The effluent level in ITC's pulping facility is currently as low as 0.6 kg per ton, as compared to the international norm of 1 kg per ton and the Indian industry average of more than 2 kgs per ton.



Water Conservation - returning to nature what is its own

Recognising that water is a precious resource, all ITC Units are required by policy to constantly attempt to minimise water consumption through conservation and recycling. Towards this end, effluent discharge is appropriately treated and re-used or recycled.

ITC's total fresh water intake in 2002-03 was 24.1 million kilolitres. Approximately 63% of this was resultant wastewater. After suitable treatment, around 3% of this wastewater was reused within the Units for gardening, cooling and cleaning purposes. With an additional 71% of treated water used for irrigation, the final discharge amounted to just 26% of the total wastewater generated. In the pulp and paperboard business, which accounts for 92.5% of ITC's total fresh water intake, the objective is to use 100% of the treated wastewater for irrigation. ITC attempts to reach zero discharge in its other businesses. ITC endeavours to maximise generation of water supply through rainwater harvesting in a number of its operating Units. In 2002-03, ITC created a total rainwater harvesting capacity of over 12.75 million kilolitres. As against this, the Company's operations incurred a net actual consumption of only 9.5 million kilolitres during the year.

Water balance at ITC (in million cu m)	
Total fresh water intake	**24.1**
Treated wastewater	15.1
Less reused:	
In the Units	0.5
For irrigation	10.7
Wastewater discharged	3.9
Net consumption	**9.5**
Capacity created for rainwater harvesting	**12.7**


12

The effluent treatment plant at the Bhadrachalam Unit.

ITC has leveraged state-of-the-art technology and process re-engineering in the paperboards Unit at Bhadrachalam to reduce the fresh water intake per unit of production by about 35% from 121 kilolitres per ton of output in 1998-99 to 79 kilolitres in 2002-03. While the production of paper and paperboards increased by 49% during this period, the quantum of fresh water intake actually reduced by 2%.

The Ministry of Environment and Forests of the Government of India and the Central Pollution Control Board have proposed a voluntary environmental impact-related charter for 17 environment sensitive industries in the country. This charter requires the effluent generated per ton of paper manufactured to be lower than 100 kilolitres in the next two years. ITC's paperboards Unit is already way ahead, generating only 51.54 kilolitres of wastewater per ton of paper.


Water consumption at the Bhadrachalam Unit
KL/ton of paper
150
125
100
75
50
25
0
121
99
88
88
79
98-99
99-00
00-01
01-02
02-03

Rainwater harvesting for self sufficiency

As part of its plans to maximise rainwater harvesting, ITC constructed during the year two collecting ponds with a total storage capacity of 8700 kilolitres at the new Bangalore factory. With the treatment and distribution facilities at the location already nearing completion, this installation will be ready well in time to harvest rainwater during the ensuing monsoon. This intervention will provide nearly 200 kilolitres per day to meet the needs of air handling units, cooling towers, machine and gum wash, canteen utilities and toilets.



Similar rainwater harvesting initiatives have been undertaken at several ITC operating locations. At the Chirala GLT plant, 64 recharge wells harvest almost 100% of the rainwater, leading to replenishment of 100,000 cubic metres of water per annum. Additionally, water used in the factory is recycled for landscape maintenance.

Rainwater harvesting at ITC's packaging Unit in Tiruvottiyur near Chennai has enabled the Unit to achieve zero dependence on municipal water supply.





Waste Management -
recycle and reuse

All ITC Units consistently endeavour to reduce generation of waste and maximise its recycling. Wastes are systematically segregated as hazardous, bio-medical, nuclear, non-hazardous, biodegradable and non-biodegradable, to be appropriately treated, recycled or disposed.

Nearly 44% of solid waste is currently recycled, as compared to 17% four years ago. Non-biodegradable solid waste has been reduced to 25% from 45% during this period.



ITC's paperboard Unit uses fly ash waste from the factory to make bricks for constructing houses and roads.

Preserving the environment - inspiring Generation Next



We do not inherit the earth, we only hold it in trust for the next generation. ITC believes that the most effective insurance against the continuing degradation of the environment is to educate the next generation on ecological preservation. Towards this end, ITC-Welcomgroup has created a teaching module which enables school teachers to comprehend and effectively communicate the unfolding environmental realities to their students.

To date, ITC-Welcomgroup has implemeneted this module in 366 schools across Karnataka, Delhi, Rajasthan and Chandigarh in partnership with the State Governments and CII.

ITC-Welcomgroup has also developed a 57-point scorecard to eco-rate the schools under the programme. The Delhi Pollution Control Board is partnering with ITC-Welcomgroup to popularise the eco-rating concept among schools in Delhi. Nearly 300 schools have already responded.

PricewaterhouseCoopers' review comments:

The EHS data contained in this feature has been extracted from ITC's comprehensive EHS report 2003, which has been reviewed and verified by us.

Sustainable Business Solutions
PricewaterhouseCoopers (P) Ltd.

CONTENTS

ITC Limited

BOARD OF DIRECTORS

Chairman

Yogesh Chander Deveshwar

Executive Directors

Sahibzada Syed Habib-ur-Rehman
Anup Singh
Krishnamoorthy Vaidyanath

Non-Executive Directors

Charles Richard Green
Yesh Pall Gupta
Thirukkurugavoor Muthiah Nagarajan
Ajeet Prasad
Pillappakkam Bahukutumbi Ramanujam
Basudeb Sen
John Benedict Stevens
Ram S Tarneja
Balakrishnan Vijayaraghavan

BOARD COMMITTEES

Audit Committee

P B Ramanujam	Chairman
Y P Gupta	Member
T M Nagarajan	Member
J B Stevens	Member
B Vijayaraghavan	Member
K Vaidyanath (Director responsible for the Finance Function)	Permanent Invitee
S Basu (Head of Internal Audit)	Permanent Invitee
Representative of the Statutory Auditors	Permanent Invitee
B B Chatterjee	Secretary

Compensation Committee

B Sen	Chairman
C R Green	Member
Y P Gupta	Member
J B Stevens	Member
Ram S Tarneja	Member

Investor Services Committee

B Sen	Chairman
P B Ramanujam	Member
A Singh	Member
B B Chatterjee	Secretary

Nominations Committee

Y C Deveshwar	Chairman
C R Green	Member
Y P Gupta	Member
T M Nagarajan	Member
Ajeet Prasad	Member
P B Ramanujam	Member
B Sen	Member
J B Stevens	Member
Ram S Tarneja	Member
B Vijayaraghavan	Member

CORPORATE MANAGEMENT COMMITTEE

Directors

Y C Deveshwar	Chairman
S S H Rehman	Member
A Singh	Member
K Vaidyanath	Member

Executives

K S Vaidyanathan	Member
A Nayak	Permanent Invitee
R Srinivasan	Permanent Invitee
B B Chatterjee	Secretary

Executive Vice President & Company Secretary
Bishwa Behari Chatterjee

Company Solicitor
Kannadiputhur Sundararaman Suresh

Investor Service Centre
37 Jawaharlal Nehru Road, Kolkata 700 071, India
Phone : 033-2288 6426/2288 0034
Fax : 033-2288 2358
e-mail : itcisc@vsnl.net

Auditors
A F Ferguson & Co.
Chartered Accountants, Kolkata

Registered Office
Virginia House
37 Jawaharlal Nehru Road, Kolkata 700 071, India
Phone : 033-2288 9371
ITC website : www.itcportal.com

YOUR DIRECTORS

Y. C. Deveshwar

Y. C. Deveshwar has been the Chairman of ITC Limited since January 1, 1996. He is respected for the deep insight with which he steers a multi-business corporation like ITC, and is credited with several key strategic interventions which have positioned ITC as a well managed, value creating company in India.

In 1991, Deveshwar, an engineering graduate from IIT, Delhi, was handpicked by Government to head the national carrier, Air India, as Chairman and Managing Director. He had a successful stint in this assignment till 1994, during which he was also a member on the Boards of Indian Airlines (India's domestic carrier), International Airports Authority of India, Airports Authority of India and Air Mauritius Ltd. Deveshwar serves on the Executive Committees of some of India's premier trade and industry bodies. He is a member of the Board of Governors of the Indian School of Business. The Government of India has also nominated him the Chairman of the Society and Board of Governors of the Indian Institute of Management, Kolkata.

Deveshwar has been honoured with several recognitions within India, including the Honorary Fellowship of the All India Management Association, the Distinguished Alumni Award of the Indian Institute of Technology, Delhi, the 'Meridien Hotelier of the Year' Award and the 'Marketing Man of the Year' from A&M, the country's leading marketing publication. Deveshwar has also been honoured with the 'Manager Entrepreneur of the Year Award 2001', by Ernst & Young.

Other Directorships

Name of the Company	Position
ITC Hotels Limited	Chairman & Director
Surya Nepal Private Limited*	Chairman & Director
Woodlands Hospital & Medical Research Centre Limited	Director
Tollygunge Club Limited	General Committee Member

Committee Memberships of other Companies

Name of the Company	Committee	Position
ITC Hotels Limited	Nominations & Remuneration Committee	Chairman

S. S. H. Rehman

S. S. H. Rehman was appointed a Director on the Board of ITC on November 21, 1997. He was educated at the Osmania University and began his career with the Indian Army, moving over to the hospitality industry in 1975 and joining ITC in 1979. Since then Rehman has been General Manager of Welcomgroup's premier hotels across India as also its Regional Director, Vice President-Operations and President. He was appointed Managing Director of ITC Hotels Limited in 1994.

He has brought to traditional hoteliering innovative concepts in accommodation and cuisine. He has revived and developed heritage cuisines based on extensive research. He has been primarily responsible for bringing renown to ITC-Welcomgroup's branded cuisines like Bukhara, Dum Pukht and Dakshin.

Other Directorships

Name of the Company	Position
ITC Hotels Limited	Managing Director
International Travel House Limited	Chairman & Director
Landbase India Limited	Chairman & Director
Fortune Park Hotels Limited	Chairman & Director
Gujarat Hotels Limited	Chairman & Director
Srinivasa Resorts Limited	Vice Chairman & Director
Maharaja Heritage Resorts Limited	Director
Ansal Hotels Limited	Director
Tourism Finance Corporation of India Limited	Director
Mumbai International Convention & Exhibition Centre Limited	Director

Commitee Memberships of other Companies

Name of the Company	Committee	Position
International Travel House Limited	Remuneration Committee	Chairman
ITC Hotels Limited	Nominations & Remuneration Committee	Member

Anup Singh

Anup Singh was appointed a Director on the Board of ITC on November 21, 1997. He joined ITC in 1968 after receiving a Bachelor's degree in Electrical Engineering from IIT, Kharagpur. He was a key participant in the Company's major strategic initiative in the mid-seventies to implement the concept of 'Management by Objectives (MBO)'.

Singh has had a long stint in ITC's cigarette business, including heading it as the Chief Executive. He has also been the Chief Executive of the Company's Specialty Papers business. He is currently in charge of the Cigarettes, Information Technology, Lifestyle Retailing and Foods businesses of the Company.

He is the Vice President of the Indian Chamber of Commerce and a Director of The Tobacco Institute of India.

Other Directorships

Name of the Company	Position
ITC Infotech India Limited	Chairman & Director
ITC Infotech Limited, U.K.*	Chairman & Director
ITC Infotech (USA) Inc.*	Chairman & Director
Asia Tobacco Company Limited	Chairman & Director
Surya Nepal Private Limited*	Director
Tollygunge Club Limited	General Committee Member

Committee Memberships of other Companies : Nil

K. Vaidyanath

K. Vaidyanath was inducted into the ITC Board on January 17, 2001. He holds responsibility for the Company's Finance function, its investment subsidiary, Agri Business and Corporate Communications. Before his elevation to the Board, he was the Company's Chief Financial Officer.

An MBA from XLRI, Jamshedpur, Vaidyanath has been with ITC for the past 27 years. He has held various positions in the Company's Finance function including that of Head of Finance of ITC's Packaging, Hotels and International Businesses. He has also been Head of Corporate Planning & Treasury, as well as Internal Audit.

He is a Committee member of the Bengal Chamber of Commerce and Industry.

Other Directorships

Name of the Company	Position
Russell Credit Limited	Chairman & Director
Gold Flake Corporation Limited	Chairman & Director
Wills Corporation Limited	Chairman & Director
Greenacre Holdings Limited	Chairman & Director
ITC Hotels Limited	Director
ITC Infotech India Limited	Director
Agro Tech Foods Limited	Director
Classic Infrastructure & Development Limited	Director
Greenline Constructions Limited	Director

Committee Memberships of other Companies

Name of the Company	Committee	Position
Russell Credit Limited	Audit Committee	Chairman
Gold Flake Corporation Limited	Audit Committee	Chairman
Greenacre Holdings Limited	Audit Committee	Chairman
ITC Hotels Limited	Audit Committee	Member
ITC Hotels Limited	Investor Services Committee	Member
ITC Hotels Limited	Nominations & Remuneration Committee	Member
ITC Infotech India Limited	Audit Committee	Member

C. R. Green

C. R. Green has represented BAT on the ITC Board from April 16, 1999. He joined BAT in 1993 after a long and distinguished career in the oil industry. He has spent over 18 years with Texaco, the US oil major in a variety of roles including Director of Texaco, Brazil and its Regional Manager for Latin America.

In the tobacco industry, Green has worked with Brown & Williamson, where he was Vice President for Latin America, Middle East and Africa and President for Japan. He became BAT's Area Director for Southern Europe in 1998. A year later, he assumed charge as BAT's Regional Director for the Middle East, South and Central Asia region. He retired from BAT on April 1, 2002.

He does not hold any directorship or committee membership of any other company.

Y. P. Gupta

Y. P. Gupta joined the ITC Board as a representative of the Life Insurance Corporation of India (LIC) on October 25, 2000. He joined LIC as a direct recruit officer in 1964 and served with distinction in various posts before becoming Managing Director. He retired from LIC in October, 2000 as its Managing Director. He had been Current-in-charge Chairman of LIC for a short duration and Chief Executive of LIC Housing Finance Limited. He also held the position of Vice President of the Forum of Housing Finance Companies in India. He is presently with Industrial Development Bank of India as Advisor for Insurance & Housing.

Other Directorships

Name of the Company	Position
BSES Limited	Director
Grasim Industries Limited	Director
Industrial Investment Bank of India Limited	Government Director
Mahavir Spinning Mills Limited	Director
BSES Rajdhani Power Limited	Director

Committee Memberships of other Companies

Name of the Company	Committee	Position
BSES Limited	Shareholders/ Investors' Grievances Committee	Chairman
BSES Limited	Audit Committee	Member
BSES Limited	Compensation Committee	Member
Grasim Industries Limited	Investors' Grievances Committee	Member
BSES Rajdhani Power Limited	Audit Committee	Member
Industrial Investment Bank of India Limited	Audit Committee	Member
Industrial Investment Bank of India Limited	Shareholders' Committee	Member

T. M. Nagarajan

T. M. Nagarajan, former Deputy Managing Director of the Industrial Development Bank of India (IDBI), joined the ITC Board on August 14, 2002 as the nominee of IDBI. A post-graduate in commerce with a University rank and a National Merit Scholar, Nagarajan started his career in the Reserve Bank of India as a Junior Officer in 1965. Five years later he joined IDBI as an Industrial Finance Officer. Over the last three decades he has been associated with numerous operations of the Bank in its corporate and regional offices at different levels of responsibility. Nagarajan was the World Bank's advisor to the Nigerian Bank for Commerce and Industry at Lagos, Nigeria, for two years during the process of institutional upgradation of the Nigerian Bank. He is on the Board of Small Industries Development Bank of India.

Other Directorships

Name of the Company	Position
Stock Holding Corporation of India Limited	Chairman
IDBI Bank Limited	Director

Committee Memberships of other Companies : Nil

Ajeet Prasad

Ajeet Prasad joined the ITC Board as a representative of Unit Trust of India (UTI) on December 7, 2001. He is an MBA in Marketing from the University of Allahabad. He started his career with Swadeshi Polytex as a Management Trainee and moved to Western UP Productivity Council as Assistant Director before joining UTI in 1978 as Staff Officer. He has had a distinguished career with UTI during which he held several senior positions including that of Deputy/Joint General Manager handling Post Investment operations. Between 1994 and 1996, he was on deputation to the Over the Counter Exchange of India (OTCEI) as Managing Director. He resumed his responsibilities with UTI as Chief General Manager in charge of the Department of Investment Monitoring. He is currently President, UTI Asset Management Co. (Pvt.) Ltd. and oversees multiple functions, viz. Investment Monitoring, Special Recovery, Legal Affairs, Estate & Administration.

Other Directorships

Name of the Company	Position
UTI Bank Limited	Director
Triveni Glass Limited	Nominee Director
Jenson & Nicholson (I) Limited	Nominee Director
Rama Newsprint and Papers Limited	Nominee Director
Kalyani Steels Limited	Nominee Director
Unit Trust of India Investment Advisory Services Limited	Nominee Director
UTI IAS (Mauritius) Limited*	Nominee Director
Cairo Mutual Funds Management Co. Limited*	Nominee Director

Committee Memberships of other Companies

Name of the Company	Committee	Position
Kalyani Steels Limited	Audit Committee	Chairman
Rama Newsprint and Papers Limited	Audit Committee	Chairman
Triveni Glass Limited	Audit Committee	Member
UTI Bank Limited	Investors Grievances Committee	Member

P. B. Ramanujam

P. B. Ramanujam has represented General Insurance Corporation of India (GIC) and its Subsidiaries on the Board of ITC since October 30, 1998. He has held several responsibilities in the GIC covering finance, accounts/investments, reinsurance, information technology, etc. He was General Manager and Director with the National Insurance Company Limited and currently is Managing Director of GIC.

Ramanujam has served as a faculty member at the National Insurance Academy, Pune. He was also the Chairman of the committee appointed by the interim Insurance Regulatory Authority (IRA) for prescribing norms, rules and regulations in the areas of finance. He has also been a member of two other IRA committees on technical issues and investment matters, and Insurance Regulatory Information System.

Other Directorships

Name of the Company	Position
Nicco Corporation Limited	Nominee Director
BOC India Limited	Nominee Director
Loss Prevention Association of India Limited	Director

Committee Memberships of other Companies : Nil

Basudeb Sen

Basudeb Sen has been on the Board of ITC since March 23, 1995, first as a nominee and then as a representative of UTI, and from July 28, 2000 as an Independent Non-Executive Director. Sen has over 32 years of management experience in different areas of commercial banking, development banking and investment management. He is an M.A. in Economics and a Ph.D. from Indian Statistical Institute. He has written several articles in academic / professional journals and financial papers on diverse subjects of management, economics, banking, financial markets and energy.

He has handled critical commercial responsibilities in the United Bank of India, Coal India Limited and Industrial Development Bank of India. He has served as Chairman and Managing Director of the Industrial Investment Bank of India Limited as well as an Executive Director of the Unit Trust of India. Sen has served on various committees set up by SEBI, RBI and domestic financial institutions, as also of industry associations.

Other Directorships

Name of the Company	Position
South Asian Petrochem Limited	Director

Committee Memberships of other Companies : Nil

J. B. Stevens

J. B. Stevens joined the ITC Board as a representative of BAT on January 18, 2002. An MBA from Manchester Business School, he joined BAT in 1990 as Regional Finance Controller with responsibilities for Europe, East Africa and South Asia. In 1994, he moved to Switzerland and worked in a variety of marketing roles. In 1995, Stevens took over as Chairman and Managing Director of the Pakistan Tobacco Company. He assumed responsibility as head of British American Tobacco, Russia, in 1997. The next year, he returned to the UK as Head of Corporate Affairs and in 1999 was appointed Head of Merger Integration following the merger with Rothmans. He is currently Development Director and CIO of BAT with responsibilities covering Corporate Strategy, Mergers and Acquisitions, IT and is Chairman of BAT's world wide Smoking Tobacco and Cigars Division.

Other Directorships

Name of the Company	Position
BAV Directors Limited*	Chairman & Director
British-American Tobacco (Holdings) Limited*	Director
British American Enterprises Limited*	Director
Ciberion Limited*	Director
Trifast plc.*	Director

Committee Memberships of other Companies : Nil

Ram S. Tarneja

Ram S. Tarneja joined the ITC Board as an Independent Non-Executive Director on November 25, 1996. His present and previous Chairmanships include that of The Bombay School of Business, BOI Mutual Fund and the Pan Asian Management & Rural Research Organisation. He is also Honorary Consul of Finland in Mumbai.

Tarneja was Managing Director, Bennett, Coleman & Co. Ltd., until May 1991 and continues to be on the Board of Directors of that company. Tarneja is past President, Indian Merchants Chamber, All India Management Association, Indian Newspaper Society, Indian Institute of Personnel Management and Asian Association of Management Organisations.

Other Directorships

Name of the Company	Position
Jolly Board Limited	Chairman & Director
Transcorp International Limited	Director
Nesco Limited	Director
Otis Elevator Company (India) Limited	Director
Bharat Gears Limited	Director
Bennett, Coleman & Co. Limited	Director
Rallis India Limited	Director
Ballarpur Industries Limited	Director
Phillips Carbon Black Limited	Director
Housing Development Finance Corporation Limited	Director
Gati Limited	Director
Phoenix Township Limited	Director

Committee Memberships of other Companies

Name of the Company	Committee	Position
Bharat Gears Limited	Audit Committee	Chairman
Bennett, Coleman & Co. Limited	Audit Committee	Chairman
Housing Development Finance Corporation Limited	Shareholders / Investors Grievance Committee	Chairman
Ballarpur Industries Limited	Shareholders / Investors Grievance Committee	Chairman
Rallis India Limited	Audit Committee	Member
Rallis India Limited	Remuneration Committee	Member
Rallis India Limited	Shareholders / Investors Grievance Committee	Member
Otis Elevator Company (India) Limited	Audit Committee	Member
Gati Limited	Remuneration Committee	Member

B. Vijayaraghavan

B. Vijayaraghavan joined the ITC Board as an Independent Non-Executive Director on November 25, 1996. He was in the Indian Administrative Service from 1957 to 1993, when he retired in the rank of Chief Secretary to the Government of Tamil Nadu. He has served as Secretary to the Tamil Nadu Government in the Public Works, Forests & Fisheries, Prohibition and Excise and Home departments. He has been the Chairman of the Tamil Nadu Electricity Board, Member, Board of Revenue and Commissioner of Commercial Taxes, Tamil Nadu, Chairman and President, Tuticorin Alkali Chemicals and Fertilisers Limited, Chairman and Managing Director, State Industries Promotion Corporation of Tamil Nadu and Vigilance Commissioner and Commissioner for Administrative Reforms, Tamil Nadu.

After his retirement from Government service, Vijayaraghavan was a Member of the Syndicates of Alagappa University and Bharathidasan University, Member of the Governing Council, Salim Ali Centre for Ornithology and Natural History, Member of the Committee for Economic Reforms, Jammu and Kashmir and Trustee of the Indian Bank Mutual Funds.

Vijayaraghavan is currently Chairman, Chennai Snake Park Trust. He does not hold any directorship or committee membership of any other company.

Notes:

1. *Other Directorships and Committee Memberships of Directors are as on 31st March, 2003.*
2. *Other Directorships exclude Directorships in Indian Private Limited Companies, memberships of Managing Committees of Chambers of Commerce / Professional Bodies and Alternate Directorships.*
3. *Committee Memberships are in respect of Audit Committee, Investors Grievance Committee and Remuneration Committee of Indian Companies.*

* *Denotes Foreign Company.*

ITC Limited

REPORT ON CORPORATE GOVERNANCE

The Directors present the Company's Report on Corporate Governance.

ITC Limited has been one of the front runners in India to have put in place a formalised system of Corporate Governance.

THE COMPANY'S GOVERNANCE PHILOSOPHY

ITC defines Corporate Governance as a systemic process by which companies are directed and controlled to enhance their wealth generating capacity. Since large corporations employ vast quantum of societal resources, ITC believes that the governance process should ensure that these resources are utilised in a manner that meets stakeholders' aspirations and societal expectations.

ITC's Corporate Governance structure, systems and processes are based on two core principles:

(i) Management must have the executive freedom to drive the enterprise forward without undue restraints; and

(ii) This freedom of management should be exercised within a framework of effective accountability.

ITC believes that any meaningful policy on Corporate Governance must provide empowerment to the executive management of the Company, and simultaneously create a mechanism of checks and balances which ensures that the decision-making powers vested in the executive management are not only not misused, but used with care and responsibility to meet stakeholders' aspirations and societal expectations.

From the above definition and core principles of Corporate Governance emerge the cornerstones of ITC's governance philosophy, namely trusteeship, transparency, empowerment and accountability, control and ethical corporate citizenship. ITC believes that the practice of each of these leads to the creation of the right corporate culture that enables the Company to be managed in a manner that fulfils the purpose of Corporate Governance.

Trusteeship recognises that large corporations, which represent a coalition of interests, namely those of the shareholders, other providers of capital, business associates and employees, have both an economic and a social purpose thereby casting the responsibility on the Board of Directors to protect and enhance shareholder value, as well as fulfil obligations to other stakeholders. Inherent in the concept of trusteeship is the responsibility to ensure equity, namely, that the rights of all shareholders, large or small, are protected.

Transparency means explaining the Company's policies and actions to those to whom it has responsibilities. Externally, this means maximum appropriate disclosures without jeopardising the Company's strategic interests and internally, this means openness in the Company's relationship with its employees and in the conduct of its business. ITC believes transparency enhances accountability.

Empowerment is a process of unleashing creativity and innovation throughout the organisation by truly vesting decision-making powers at the most appropriate levels and as close to the scene of action as feasible, thereby enabling actualisation of the potential of its employees. Empowerment is an essential concomitant of ITC's first core principle of governance that management must have the freedom to drive the enterprise forward. ITC believes that empowerment combined with accountability provides an impetus to performance and improves effectiveness, thereby enhancing shareholder value.

Control ensures that freedom of management is exercised within a framework of checks and balances and is designed to prevent misuse of power, facilitate timely management of change and ensure effective management of risks. ITC believes that control is a necessary concomitant of its second core principle of governance that the freedom of management should be exercised within a framework of appropriate checks and balances.

Ethical Corporate Citizenship means setting exemplary standards of ethical behaviour, both internally within the organisation, as well as in external relationships. ITC believes that unethical behaviour corrupts organisational culture and undermines stakeholder value. Governance processes in ITC continuously reinforce and help realise the Company's belief in ethical corporate citizenship.

Service Contracts, Severance Fees and Notice Period

The appointment of the Executive Directors is governed by resolutions passed by the Board and the Shareholders of the Company, which covers the terms and conditions of such appointment read with the service rules of the Company. A separate Service Contract is not entered into by the Company with those elevated to the Board from the management cadre, since they already have a Service Contract with the Company.

There is no separate provision for payment of severance fee under the resolutions governing the appointment of Executive Directors who have all been drawn from amongst the management cadre. The statutory provisions will however apply. In terms of the Articles of Association of the Company, a notice of one month is required to be given by a Director seeking to vacate office, and the resignation takes effect upon the expiration of such notice or its earlier acceptance by the Board.

III. INVESTORS GRIEVANCE COMMITTEE

The Investors Grievance Committee of the Company, under the nomenclature 'Investor Services Committee', oversees redressal of shareholder and investor grievances, and approves sub-division / transmission of shares, issue of duplicate share certificates, etc.

Composition

The Investor Services Committee comprises three Directors with two of them being Independent Directors. The Chairman of the Committee is a Non-Executive Independent Director.

The names of the members of the Investor Services Committee, including its Chairman, are provided elsewhere in the Report and Accounts.

Attendance

Details of Investor Services Committee Meetings held during the financial year

During the financial year ended 31st March, 2003, forty seven meetings of the Investor Services Committee were held, as follows:

Sl. No.	Date	Committee Strength	No. of Members present
1	1st April, 2002	3	3
2	8th April, 2002	3	3
3	17th April, 2002	3	2
4	22nd April, 2002	3	2
5	6th May, 2002	3	3
6	13th May, 2002	3	2
7	27th May, 2002	3	3
8	3rd June, 2002	3	2
9	13th June, 2002	3	2
10	19th June, 2002	3	3
11	24th June, 2002	3	2
12	1st July, 2002	3	2
13	8th July, 2002	3	3
14	15th July, 2002	3	2
15	22nd July, 2002	3	2
16	7th August, 2002	3	2
17	14th August, 2002	3	3
18	22nd August, 2002	3	2
19	26th August, 2002	3	2
20	30th August, 2002	3	3
21	9th September, 2002	3	2
22	16th September, 2002	3	2
23	24th September, 2002	3	3
24	1st October, 2002	3	2
25	7th October, 2002	3	2
26	21st October, 2002	3	2
27	30th October, 2002	3	2
28	6th November, 2002	3	2
29	12th November, 2002	3	2
30	26th November, 2002	3	2
31	29th November, 2002	3	2
32	5th December, 2002	3	2
33	18th December, 2002	3	2
34	31st December, 2002	3	2
35	9th January, 2003	3	2
36	17th January, 2003	3	2
37	22nd January, 2003	3	2
38	28th January, 2003	3	2
39	10th February, 2003	3	2
40	11th February, 2003	3	2
41	18th February, 2003	3	2
42	27th February, 2003	3	2
43	6th March, 2003	3	2
44	12th March, 2003	3	2
45	17th March, 2003	3	2
46	22nd March, 2003	3	3
47	31st March, 2003	3	2

REPORT ON CORPORATE GOVERNANCE

The Directors present the Company's Report on Corporate Governance.

ITC Limited has been one of the front runners in India to have put in place a formalised system of Corporate Governance.

THE COMPANY'S GOVERNANCE PHILOSOPHY

ITC defines Corporate Governance as a systemic process by which companies are directed and controlled to enhance their wealth generating capacity. Since large corporations employ vast quantum of societal resources, ITC believes that the governance process should ensure that these resources are utilised in a manner that meets stakeholders' aspirations and societal expectations.

ITC's Corporate Governance structure, systems and processes are based on two core principles:

(i) Management must have the executive freedom to drive the enterprise forward without undue restraints; and

(ii) This freedom of management should be exercised within a framework of effective accountability.

ITC believes that any meaningful policy on Corporate Governance must provide empowerment to the executive management of the Company, and simultaneously create a mechanism of checks and balances which ensures that the decision-making powers vested in the executive management are not only not misused, but used with care and responsibility to meet stakeholders' aspirations and societal expectations.

From the above definition and core principles of Corporate Governance emerge the cornerstones of ITC's governance philosophy, namely trusteeship, transparency, empowerment and accountability, control and ethical corporate citizenship. ITC believes that the practice of each of these leads to the creation of the right corporate culture that enables the Company to be managed in a manner that fulfils the purpose of Corporate Governance.

Trusteeship recognises that large corporations, which represent a coalition of interests, namely those of the shareholders, other providers of capital, business associates and employees, have both an economic and a social purpose thereby casting the responsibility on the Board of Directors to protect and enhance shareholder value, as well as fulfil obligations to other stakeholders. Inherent in the concept of trusteeship is the responsibility to ensure equity, namely, that the rights of all shareholders, large or small, are protected.

Transparency means explaining the Company's policies and actions to those to whom it has responsibilities. Externally, this means maximum appropriate disclosures without jeopardising the Company's strategic interests and internally, this means openness in the Company's relationship with its employees and in the conduct of its business. ITC believes transparency enhances accountability.

Empowerment is a process of unleashing creativity and innovation throughout the organisation by truly vesting decision-making powers at the most appropriate levels and as close to the scene of action as feasible, thereby enabling actualisation of the potential of its employees. Empowerment is an essential concomitant of ITC's first core principle of governance that management must have the freedom to drive the enterprise forward. ITC believes that empowerment combined with accountability provides an impetus to performance and improves effectiveness, thereby enhancing shareholder value.

Control ensures that freedom of management is exercised within a framework of checks and balances and is designed to prevent misuse of power, facilitate timely management of change and ensure effective management of risks. ITC believes that control is a necessary concomitant of its second core principle of governance that the freedom of management should be exercised within a framework of appropriate checks and balances.

Ethical Corporate Citizenship means setting exemplary standards of ethical behaviour, both internally within the organisation, as well as in external relationships. ITC believes that unethical behaviour corrupts organisational culture and undermines stakeholder value. Governance processes in ITC continuously reinforce and help realise the Company's belief in ethical corporate citizenship.

THE GOVERNANCE STRUCTURE

The practice of Corporate Governance in ITC is at three interlinked levels:

(i) Strategic supervision – by the Board of Directors

(ii) Strategic management – by the Corporate Management Committee

(iii) Executive management – by the Divisional / Strategic Business Unit (SBU) Chief Executives assisted by the respective Divisional / SBU Management Committees.

This three-tier structure enables the Board of Directors to carry out the task of strategic supervision as trustees of Shareholders, unencumbered by the task of strategic management, in a manner that imparts objectivity and secures sharpened accountability from the management. Similarly, the Corporate Management Committee can engage in the task of strategic management of the Company as a whole, leaving the task of day-to-day executive management with the empowered Divisional / SBU Management Committees focused around each business.

The core roles of the key entities flow from the structure. The core roles, in turn, determine the core responsibilities of each entity. In order to discharge such responsibilities, each entity is empowered formally with requisite powers.

The structures, processes and practices of governance enable focus on the Corporate purpose while simultaneously facilitating effective management of the diverse portfolio of businesses.

The Governance Document that sets out the structures, policies and practices of governance, of the various entities within the organisation, is available at the Company's website www.itcportal.com for general information.

ROLES OF VARIOUS ENTITIES

Board of Directors (Board) : The primary role of the Board is that of trusteeship to protect and enhance shareholder value through strategic supervision of ITC, its wholly owned subsidiaries and their wholly owned subsidiaries. As trustees, the Board ensures that the Company has clear goals relating to shareholder value and its growth. They set strategic goals and seek accountability for their fulfilment. They provide direction and exercise appropriate control to ensure that the Company is managed in a manner that fulfils stakeholder aspirations and societal expectations. The Board periodically reviews its own functioning to ensure that it is fulfilling its role.

Corporate Management Committee (CMC) : The primary role of the CMC is strategic management of the Company's businesses within Board approved direction / framework. The CMC operates under the superintendence and control of the Board.

Executive Chairman : The Executive Chairman of ITC is the Chief Executive of the Company. He is the Chairman of the Board and the CMC. His primary role is to provide leadership to the Board and the CMC for realising Company goals in accordance with the charter approved by the Board. He is responsible, inter alia, for the working of the Board and the CMC, for ensuring that all relevant issues are on the agenda and for ensuring that all Directors and CMC members are enabled and encouraged to play a full part in the activities of the Board and the CMC. He keeps the Board informed on all matters of importance. He is also responsible for the balance of membership of the Board, subject to Board and Shareholder approvals. He presides over the General Meetings of Shareholders.

Divisional Management Committee (DMC) / SBU Management Committee (SBU MC) : The primary role of the DMC / SBU MC is executive management of the Divisional / SBU business to realise tactical and strategic objectives in accordance with Board approved plan.

Executive Director : The Executive Directors, as members of the CMC, contribute to the strategic management of the Company's businesses within Board approved direction / framework. As Directors accountable to the Board for a business / particular corporate function, they assume overall responsibility for its strategic management, including its governance processes and top management effectiveness. As Directors accountable to the Board for a wholly owned subsidiary, and its wholly owned subsidiary, they act as the custodians of ITC's interest and are responsible for their governance in accordance with the charter approved by the Board.

Non-Executive Director : Non-Executive Directors play a critical role in imparting balance to the Board processes by bringing an independent judgement on issues of strategy, performance, resources, standards of Company conduct, etc.

Divisional / SBU CEO : The Divisional / SBU CEO is the Chief Operating Officer for a business with executive responsibility for its day-to-day operations and provides leadership to the DMC / SBU MC in its task of executive management of the Divisional / SBU business.

BOARD OF DIRECTORS

In terms of the Company's Corporate Governance Policy, all statutory and other significant and material information are placed before the Board to enable it to discharge its responsibilities of strategic supervision of the Company as trustees of the Shareholders.

Composition

The Governance Policy requires that the Non-Executive Directors be drawn from amongst eminent professionals with experience in business / finance / law / public enterprises. Directors are appointed / re-appointed with the approval of the Shareholders for a period of three to five years or a shorter duration in accordance with retirement guidelines as determined by the Board from time to time. In terms of the Articles of Association of the Company, the strength of the Board shall not be less than five nor more than eighteen. The present strength of the Board is thirteen, of which four are Executive Directors.

Composition of the Board of Directors

The following is the composition of the Board as on 31st March, 2003:

Category	No. of Directors	Percentage of total no. of Directors
Executive Directors	4	31%
Non-Executive Independent Directors	7	54%
Other Non-Executive Directors	2	15%
Total	13	100%

Director	Category	No. of other Directorships (*)	No. of Memberships/ Chairmanships of Board Committees of other Companies (**)
Executive Directors			
Y. C. Deveshwar	Chairman	3	1 (as Chairman)
S. S. H. Rehman		10	2 (including 1 as Chairman)
A. Singh		3	Nil
K. Vaidyanath		9	7 (including 3 as Chairman)
Non-Executive Directors			
B. Sen	Independent Director	1	Nil
Ram S. Tarneja	Independent Director	12	9 (including 4 as Chairman)
B. Vijayaraghavan	Independent Director	Nil	Nil
Y. P. Gupta	Independent Director - Representative of Life Insurance Corporation of India as Investor	5	7 (including 1 as Chairman)
Ajeet Prasad	Independent Director - Representative of Unit Trust of India as Investor	6	4 (including 2 as Chairman)
P. B. Ramanujam	Independent Director - Representative of General Insurance Corporation of India and its subsidiaries as Investor	3	Nil
T. M. Nagarajan	Independent Director - Nominee of Industrial Development Bank of India as Lender	2	Nil
C. R. Green		Nil	Nil
J. B. Stevens		Nil	Nil

* *Excludes Directorships in Indian Private Limited Companies, Foreign Companies, memberships of Managing Committees of Chambers of Commerce / Professional Bodies and Alternate Directorships.*

** *Represents Memberships / Chairmanships of Audit Committee, Investors Grievance Committee and Remuneration Committee.*

Meetings and Attendance

The Company's Corporate Governance Policy requires the Board to meet at least six times in a year. The intervening period between two board meetings was well within the maximum time gap of four months prescribed under Clause 49 of the Listing Agreement.

Board Agenda

The annual calendar of meetings is broadly determined at the beginning of each year. Meetings are governed by a structured agenda. The Board members, in consultation with the Chairman, may bring up any matter for the consideration of the Board. All major issues included in the agenda are backed by comprehensive background information to enable the Board to take informed decisions. Agenda papers are generally circulated seven working days prior to the meeting of the Board.

Details of Board Meetings held during the financial year

During the financial year ended 31st March, 2003, seven meetings of the Board were held, as follows:

Sl. No.	Date	Board Strength	No. of Directors present
1	22nd May, 2002	14	12
2	26th July, 2002	14	11
3	26th July, 2002	14	12
4	24th October, 2002	13	11
5	31st December, 2002	13	10
6	17th January, 2003	13	11
7	28th March, 2003	13	13

Attendance of Directors at Board Meetings and at Annual General Meeting (AGM) held during the financial year

Director	No. of Board Meetings attended	Attendance at last AGM
Y. C. Deveshwar	7	Yes
S. S. H. Rehman	7	Yes
A. Singh	7	Yes
K. Vaidyanath	7	Yes
C. R. Green	5	Yes
Y. P. Gupta	7	Yes
T. M. Nagarajan[1]	4	NA
Ajeet Prasad	6	Yes
P. B. Ramanujam	4	Yes
B. Sen	6	No
J. B. Stevens	3	No
Ram S. Tarneja	7	Yes
B. Vijayaraghavan	7	Yes
M. V. Muthu[2]	1	No
R. Vasudevan[3]	2	Yes

1 - *Appointed as a Director of the Company w.e.f. 14th August, 2002.*

2 - *Ceased to be a Director of the Company w.e.f. 29th July, 2002.*

3 - *Ceased to be a Director of the Company w.e.f. 14th August, 2002.*

COMMITTEES OF THE BOARD

Currently, there are four Committees of the Board – the Audit Committee, the Compensation Committee, the Investor Services Committee and the Nominations Committee. The terms of reference of the Board Committees are determined by the Board from time to time. Meetings of each Board Committee are convened by the respective Committee Chairman. Signed minutes of Board Committee meetings are placed for the information of the Board. Matters requiring the Board's attention / approval are placed in the form of notes to the Board from the respective Committee Chairman. The role and composition of these Committees, including the number of meetings held during the financial year and the related attendance, are provided below:

I. AUDIT COMMITTEE

The Audit Committee of the Company, inter alia, provides reassurance to the Board on the existence of an effective internal control environment that ensures:

- efficiency and effectiveness of operations, both domestic and overseas.
- safeguarding of assets and adequacy of provisions for all liabilities.
- reliability of financial and other management information and adequacy of disclosures.
- compliance with all relevant statutes.

The Audit Committee is empowered, pursuant to its terms of reference, inter alia, to:

- investigate any activity within its terms of reference and to seek any information it requires from any employee;
- obtain legal or other independent professional advice and to secure the attendance of outsiders with relevant experience and expertise, when considered necessary.

The role of the Committee includes the following:-

(a) Overseeing the Company's financial reporting process and the disclosure of its financial information to ensure that the financial statements are correct, sufficient and credible;

(b) Recommending the appointment and removal of external auditors, fixation of audit fee and approval of payment of fees for any other services rendered by the auditors;

(c) Reviewing with the management the financial statements before submission to the Board, focussing primarily on:

- Any changes in accounting policies and practices
- Major accounting entries based on exercise of judgement by management
- Qualifications in draft audit report
- Significant adjustments arising out of audit
- The going concern assumption
- Compliance with accounting standards
- Compliance with Stock Exchange and legal requirements concerning financial statements
- Any related party transactions i.e., transactions of the Company of material nature, with the top management or their relatives, with shareholders with large holdings in the Company or their subsidiaries etc., that may have potential conflict with the interests of the Company at large;

(d) Reviewing with the management, external and internal auditors, the adequacy of internal control systems and the Company's statement on the same prior to endorsement by the Board;

(e) Reviewing the adequacy of the internal audit function, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure, coverage and frequency of internal audit;

(f) Reviewing reports of internal audit and discussion with internal auditors on any significant findings and follow up thereon;

(g) Reviewing the findings of any internal investigations by the internal auditors and the executive management's response on matters where there is suspected fraud or irregularity or failure of internal control systems of a material nature and reporting the matter to the Board;

(h) Discussion with the external auditors, before the audit commences, on nature and scope of audit, as well as after conclusion of the audit, to ascertain any areas of concern and review the comments contained in their management letter;

(i) Reviewing the Company's financial and risk management policies;

(j) Looking into the reasons for substantial defaults, if any, in payment to the depositors, debentureholders, shareholders (in case of non-payment of declared dividends) and creditors;

(k) Considering such other matters as may be required by the Board;

(l) Reviewing any other areas which may be specified as role of the Audit Committee under amendments, if any, from time to time, to the Listing Agreement, Companies Act and other statutes.

Composition

The Audit Committee comprises five Non-Executive Directors, with four of them being Independent Directors. The Director responsible for the Finance function, the Head of Internal Audit and the representative of the Statutory Auditors are Permanent Invitees to the Audit Committee. The Company Secretary is the Secretary to the

Committee. The representative of the Cost Auditors is invited to meetings of the Audit Committee whenever matters relating to cost audit are considered. The Chairman of the Committee is a Non-Executive Independent Director having accounting and financial management expertise.

The names of the members of the Audit Committee, including its Chairman, are provided elsewhere in the Report and Accounts.

In view of the progressively overlapping roles of the Audit Committee and the Legal And Safety Audit Committee, the latter was dissolved by the Board w.e.f. 26th July, 2002.

Attendance

Details of Audit Committee Meetings held during the financial year

During the financial year ended 31st March, 2003, ten meetings of the Audit Committee were held, as follows:

Sl. No.	Date	Committee Strength	No. of Members present
1	15th May, 2002	5	4
2	22nd May, 2002	5	3
3	26th July, 2002	5	4
4	27th July, 2002	5	4
5	14th August, 2002	5	4
6	24th October, 2002	4	3
7	9th November, 2002	5	4
8	17th January, 2003	5	4
9	17th January, 2003	5	4
10	11th March, 2003	5	4

Attendance at Audit Committee Meetings held during the financial year

Director	No. of meetings attended
P. B. Ramanujam	7
Y. P. Gupta	10
T. M. Nagarajan[1]	4
J. B. Stevens	3
R. Vasudevan[2]	4
B. Vijayaraghavan	10

1 - *Appointed a Member of the Audit Committee w.e.f. 24th October, 2002.*
2 - *Ceased to be a Member of the Audit Committee w.e.f. 14th August, 2002.*

II. REMUNERATION COMMITTEE

The Remuneration Committee of the Company, under the nomenclature 'Compensation Committee', inter alia, recommends to the Board the compensation terms of Executive Directors and the seniormost level of management immediately below the Executive Directors. This Committee also has the responsibility for administering the Employee Stock Option Scheme of the Company.

Composition

The Compensation Committee comprises five Non-Executive Directors with three of them being Independent Directors. The Chairman of the Committee is a Non-Executive Independent Director.

The names of the members of the Compensation Committee, including its Chairman, are provided elsewhere in the Report and Accounts.

Attendance

Details of Compensation Committee Meetings held during the financial year

During the financial year ended 31st March, 2003, four meetings of the Compensation Committee were held, as follows:

Sl. No.	Date	Committee Strength	No. of Members present
1	22nd May, 2002	5	4
2	26th July, 2002	5	4
3	24th October, 2002	5	5
4	28th March, 2003	5	5

Attendance at Compensation Committee Meetings held during the financial year

Director	No. of meetings attended
B. Sen	4
C. R. Green	4
Y. P. Gupta	4
J. B. Stevens	2
Ram S. Tarneja	4

Remuneration Policy

ITC's remuneration strategy aims at attracting and retaining high calibre talent. The remuneration policy, therefore, is market-led and takes into account the competitive circumstance of each business so as to attract and retain quality talent and leverage performance significantly.

Remuneration of Directors

Remuneration of Executive Directors is determined by the Compensation Committee comprising only Non-Executive Directors. The recommendations of the Compensation Committee are considered and approved by the Board subject to the approval of the Shareholders. Executive Directors are entitled to a Performance Bonus up to a maximum of 60% of their consolidated salary, subject to the approval of the Shareholders and as may be determined by the Board on the recommendation of the Compensation Committee. Remuneration of Non-Executive Directors by way of annual commission is determined by the Board subject to the approval of the Shareholders.

Details of Remuneration of the Directors for the financial year

(Rs. in Lakhs)

Director	Consolidated Salary	Perquisites and other benefits	Performance Bonus / Commission	Sitting Fees	Total	Options Granted for 2001-02 (Nos.)
Y. C. Deveshwar	88.00	14.38	52.80	-	155.18	34,957
S. S. H. Rehman	38.00	13.05	22.80	-	73.85	14,565
A. Singh	38.00	8.72	22.80	-	69.52	14,565
K. Vaidyanath	30.00	6.41	18.00	-	54.41	11,652
C. R. Green	-	-	3.00*	-	3.00	-
Y. P. Gupta	-	-	3.00*	1.05	4.05	9,710
M. V. Muthu[1]	-	-	0.98*	0.05*	1.03	9,710#
T. M. Nagarajan[2]	-	-	1.89*	0.40**	2.29	-
P. B. Ramanujam	-	-	3.00*	1.25*	4.25	9,710
Ajeet Prasad	-	-	3.00*	0.40*	3.40	9,710
B. Sen	-	-	1.91	1.85	3.76	9,710
J. B. Stevens	-	-	3.00*	-	3.00	-
Ram S. Tarneja	-	-	3.00	0.60	3.60	9,710
R. Vasudevan[3]	-	-	1.11*	0.40	1.51	9,710#
B. Vijayaraghavan	-	-	3.00	0.95	3.95	9,710

1 - *Ceased to be a Director of the Company w.e.f. 29th July, 2002.*
2 - *Appointed as a Director of the Company w.e.f. 14th August, 2002.*
3 - *Ceased to be a Director of the Company w.e.f. 14th August, 2002.*
* - *Payable to the Institution / Company the Director represents.*
** - *Includes Rs.0.15 lakh paid to the Institution the Director represents.*
\# - *Options lapsed upon cessation of Directorship.*

Employee Stock Option Scheme

The Company granted 6,27,070 Options for the financial year 2001-02, to the eligible employees of the Company and those of the Company's subsidiary companies, at a price of Rs. 617.90 per Option, being the closing market price of the Ordinary Shares of the Company on the National Stock Exchange of India Limited, on the date of grant of Options. Of these, 1,53,419 Options were granted to the Directors of the Company.

Each Option entitles the holder thereof to apply for and be allotted One Ordinary Share of the Company of the nominal value of Rs.10/- each, upon payment of the exercise price during the exercise period. The exercise period commences from the date of vesting of the Options and expires at the end of five years from the date of grant of the Options.

Exercise of Options is permitted during four specific periods in the financial year i.e. within 30 days after the date of announcement of the quarterly/annual financial results of the Company.

The vesting period for conversion of Options is as follows:

On completion of 12 months from the date of grant of the Options : 30% vests

On completion of 24 months from the date of grant of the Options : 30% vests

On completion of 36 months from the date of grant of the Options : 40% vests

Shareholding of the Directors in the Company as on 31st March, 2003

Director	No. of Ordinary Shares of Rs.10/- each held in the Company singly and / or jointly
Y. C. Deveshwar	5,400
S. S. H. Rehman	812
A. Singh	861
K. Vaidyanath	768
C. R. Green	Nil
Y. P. Gupta	Nil
T. M. Nagarajan	Nil
Ajeet Prasad	Nil
P. B. Ramanujam	Nil
B. Sen	Nil
J. B. Stevens	Nil
Ram S. Tarneja	328
B. Vijayaraghavan	Nil

Service Contracts, Severance Fees and Notice Period

The appointment of the Executive Directors is governed by resolutions passed by the Board and the Shareholders of the Company, which covers the terms and conditions of such appointment read with the service rules of the Company. A separate Service Contract is not entered into by the Company with those elevated to the Board from the management cadre, since they already have a Service Contract with the Company.

There is no separate provision for payment of severance fee under the resolutions governing the appointment of Executive Directors who have all been drawn from amongst the management cadre. The statutory provisions will however apply. In terms of the Articles of Association of the Company, a notice of one month is required to be given by a Director seeking to vacate office, and the resignation takes effect upon the expiration of such notice or its earlier acceptance by the Board.

III. INVESTORS GRIEVANCE COMMITTEE

The Investors Grievance Committee of the Company, under the nomenclature 'Investor Services Committee', oversees redressal of shareholder and investor grievances, and approves sub-division / transmission of shares, issue of duplicate share certificates, etc.

Composition

The Investor Services Committee comprises three Directors with two of them being Independent Directors. The Chairman of the Committee is a Non-Executive Independent Director.

The names of the members of the Investor Services Committee, including its Chairman, are provided elsewhere in the Report and Accounts.

Attendance

Details of Investor Services Committee Meetings held during the financial year

During the financial year ended 31st March, 2003, forty seven meetings of the Investor Services Committee were held, as follows:

Sl. No.	Date	Committee Strength	No. of Members present
1	1st April, 2002	3	3
2	8th April, 2002	3	3
3	17th April, 2002	3	2
4	22nd April, 2002	3	2
5	6th May, 2002	3	3
6	13th May, 2002	3	2
7	27th May, 2002	3	3
8	3rd June, 2002	3	2
9	13th June, 2002	3	2
10	19th June, 2002	3	3
11	24th June, 2002	3	2
12	1st July, 2002	3	2
13	8th July, 2002	3	3
14	15th July, 2002	3	2
15	22nd July, 2002	3	2
16	7th August, 2002	3	2
17	14th August, 2002	3	3
18	22nd August, 2002	3	2
19	26th August, 2002	3	2
20	30th August, 2002	3	3
21	9th September, 2002	3	2
22	16th September, 2002	3	2
23	24th September, 2002	3	3
24	1st October, 2002	3	2
25	7th October, 2002	3	2
26	21st October, 2002	3	2
27	30th October, 2002	3	2
28	6th November, 2002	3	2
29	12th November, 2002	3	2
30	26th November, 2002	3	2
31	29th November, 2002	3	2
32	5th December, 2002	3	2
33	18th December, 2002	3	2
34	31st December, 2002	3	2
35	9th January, 2003	3	2
36	17th January, 2003	3	2
37	22nd January, 2003	3	2
38	28th January, 2003	3	2
39	10th February, 2003	3	2
40	11th February, 2003	3	2
41	18th February, 2003	3	2
42	27th February, 2003	3	2
43	6th March, 2003	3	2
44	12th March, 2003	3	2
45	17th March, 2003	3	2
46	22nd March, 2003	3	3
47	31st March, 2003	3	2

Attendance at Investor Services Committee Meetings held during the financial year

Director	No. of meetings attended
B. Sen	47
P. B. Ramanujam	14
A. Singh	43

IV. NOMINATIONS COMMITTEE

The role of the Nominations Committee of the Company is primarily to recommend to the Board regarding top level succession and appointments viz. the membership of the Board, the Corporate Management Committee and the seniormost level of executive management one level below the Board.

Composition

The Nominations Committee comprises the Executive Chairman and all the Non-Executive Directors of the Company. During the financial year T. M. Nagarajan was appointed as a Member of the Nominations Committee w.e.f. 24th October, 2002 and M. V. Muthu and R. Vasudevan ceased to be Members w.e.f. 29th July, 2002 and 14th August, 2002, respectively.

The names of the members of the Nominations Committee, including its Chairman, are provided elsewhere in the Report and Accounts.

Attendance

There was no occasion for the Nominations Committee to meet during the last financial year.

CORPORATE MANAGEMENT COMMITTEE

The primary role of the Corporate Management Committee is strategic management of the Company's businesses within Board approved direction / framework.

Composition

The Corporate Management Committee comprises all the Executive Directors and three or four key senior members of management. The Chairman of the Committee is the Executive Chairman of the Company. The composition of the Corporate Management Committee is determined by the Board, based on the recommendation of the Nominations Committee.

The names of the members of the Corporate Management Committee, including its Chairman, are provided elsewhere in the Report and Accounts.

Meetings & Attendance

The Corporate Management Committee is convened and chaired by the Executive Chairman of the Company. Decisions at Corporate Management Committee meetings are taken by simple majority. Minutes of Corporate Management Committee meetings are placed before the Board for its information. However, matters requiring the Board's approval / attention are placed in the form of notes from the relevant Executive Director/ Corporate Management Committee Member, backed by comprehensive notes, along with Divisional / SBU Management Committee's recommendation / approval, where applicable. Agenda papers are generally circulated at least three days prior to the meeting.

Details of Corporate Management Committee Meetings held during the financial year

During the financial year ended 31st March, 2003, thirty four meetings of the Corporate Management Committee were held, as follows:

Sl. No.	Date	Committee Strength (including Permanent Invitees)	No. of Members/ Permanent Invitees present
1	29th April, 2002	7	7
2	14th May, 2002	7	6
3	14th June, 2002	7	7
4	9th July, 2002	7	6
5	12th & 13th August, 2002	7	7
6	11th & 12th September, 2002	7	6
7	3rd & 4th October, 2002	7	7
8	22nd October, 2002	7	4
9	7th & 8th November, 2002	7	7

Sl. No.	Date	Committee Strength (including Permanent Invitees)	No. of Members/ Permanent Invitees present
10	16th & 17th December, 2002	7	7
11	13th & 14th January, 2003	7	6
12	10th February, 2003	7	7
13	10th February, 2003	7	6
14	11th February, 2003	7	6
15	11th February, 2003	7	6
16	12th February, 2003	7	6
17	12th February, 2003	7	6
18	13th February, 2003	7	6
19	19th February, 2003	7	6
20	20th February, 2003	7	6
21	21st February, 2003	7	6
22	4th March, 2003	7	7
23	4th March, 2003	7	7
24	4th March, 2003	7	7
25	5th March, 2003	7	7
26	5th March, 2003	7	7
27	5th March, 2003	7	7
28	5th March, 2003	7	7
29	6th March, 2003	7	7
30	6th March, 2003	7	7
31	20th March, 2003	7	7
32	20th March, 2003	7	7
33	21st March, 2003	7	7
34	21st March, 2003	7	7

Attendance at Corporate Management Committee Meetings held during the financial year

Member / Permanent Invitee	No. of meetings attended
Y. C. Deveshwar	34
S. S. H. Rehman	32
A. Singh	34
K. Vaidyanath	34
K. S. Vaidyanathan	32
A. Nayak	24
R. Srinivasan	32

DISCLOSURES

Materially significant related party transactions which may have potential conflict with the interests of the Company at large.

None

Details of non-compliances, penalties, strictures by Stock Exchanges / SEBI / Statutory Authorities on any matter related to capital markets during the last three years.

None

Pecuniary relationships or transactions with Non-Executive Directors.

None

MEANS OF COMMUNICATION

Timely disclosure of consistent, comparable, relevant and reliable information on corporate financial performance is at the core of good governance. Towards this end the Quarterly results of the Company were announced within a month of the end of each quarter and the Audited Annual results were announced within two months of the end of the financial year; such results were published, inter alia, in 'The Telegraph' and 'Anandabazar Patrika' from Kolkata, and on an all India basis in major newspapers. Such results were posted on www.sebiedifar.nic.in, SEBI's website, and on the Company's website, www.itcportal.com. Clarifications as and when provided to institutional investors and analysts, including presentations, if any, made to them, are posted on the Company's website, including official news releases of the Company.

As in the past, the Company will publish its quarterly, half-yearly and annual financial results in the newspapers on an all India basis and will also post the same on SEBI's website. The entire Report & Accounts as well as the quarterly and half-yearly financial results are now available in downloadable formats under the section 'Shareholder Value' on the Company's website as a measure of added convenience to users. The Report of the Directors, forming part of the Report and Accounts, includes all aspects of the Management Discussion and Analysis Report.

ITC CODE FOR PREVENTION OF INSIDER TRADING

ITC has adopted a Code of Conduct for Prevention of Insider Trading ('ITC Code') in the shares and securities of the Company. The ITC Code, inter alia, prohibits purchase / sale of shares of the Company by employees while in possession of unpublished price sensitive information in relation to the Company. The ITC Code is available on the Company's website.

ITC CODE OF PROFESSIONAL CONDUCT

The ITC Code of Professional Conduct delineates the principles governing the conduct of employees, including Directors, with all the stakeholders of the Company. The Code covers transparency, legal compliance, concern for occupational health, safety and environment, and the philosophy of leading by personal example. The Code is available on the Company's website.

CORPORATE GOVERNANCE RATING

ITC was the first company in India to offer itself for Corporate Governance rating. It was also the first company to get rated by ICRA. ICRA assigned a CGR2 rating to the Corporate Governance practices of ITC on a rating scale of CGR1 to CGR6, where CGR1 denotes the highest rating. The CGR2 rating indicates a 'High Level of Corporate Governance' and implies that the Company has adopted and follows such practices, conventions and codes as would provide its financial stakeholders a high level of assurance on the quality of corporate governance. Since then further evolution in Corporate Governance has taken place and your Company believes that your Company's standards of Corporate Governance are amongst the finest anywhere in the world.

GENERAL SHAREHOLDER INFORMATION

Provided in the 'Shareholder Information' section of the Report and Accounts.

COMPLIANCE CERTIFICATE OF THE AUDITORS

The Statutory Auditors have certified that the Company has complied with the Conditions of Corporate Governance as stipulated in Clause 49 of the Listing Agreement with the Stock Exchanges and the same is annexed to the Report of the Directors & Management Discussion and Analysis.

The Certificate from the Statutory Auditors will be sent to the Stock Exchanges along with the Annual Return of the Company.

SHAREHOLDER INFORMATION

AGM Details

Date	Friday, 25th July, 2003
Venue	Science City Main Auditorium JBS Haldane Avenue Kolkata 700 046
Time	10.30 a.m.
Book Closure Dates	Wednesday, 16th July, 2003 to Friday, 25th July, 2003 (both days inclusive)
Dividend Payment Date	Monday, 28th July, 2003

Registrar & Share Transfer Agents

The in-house Investor Service Centre of the Company (ISC) provides share registration and other related services. The Company is registered with SEBI as Category II Share Transfer Agent.

Share and Debenture Transfer Committee

The Share and Debenture Transfer Committee of the Company generally meets every week for approving share transfers. The processing activities with respect to requests received for share transfer are normally completed within 7 working days from the date of receipt of request. There were no pending share transfers as on 31st March, 2003. The Committee met 46 times during the financial year.

The Share and Debenture Transfer Committee comprises the following:

K. Vaidyanath, Executive Director - Chairman
B.B. Chatterjee, Company Secretary - Member
K.S. Suresh, Company Solicitor - Member

Arun Bose, Assistant Secretary, who is the Head of ISC, is the Secretary to the Committee and is also the Compliance Officer under SEBI (Registrars to an Issue and Share Transfer Agents) Regulations, 1993.

Complaints related to Shares

Shareholder Complaints

The Company received 917 share related complaints during the financial year ended 31st March, 2003, which translate to 0.52% of the total number of Shareholders of the Company. None of the complaints received is pending as on date.

	Received	Redressed	Pending
Complaints received from:			
Shareholders / Investors	856	856	Nil
Complaints of investors forwarded by:			
Securities and Exchange Board of India	20	20	Nil
Stock Exchanges	34	34	Nil
Depositories (NSDL / CDSL)	7	7	Nil
Total	**917**	**917**	**Nil**

The Company attended to Shareholders' / Investors' complaints and other correspondence normally within a period of 7 working days except where constrained by disputes or legal impediments. There are some pending cases relating to disputes over the title to Shares in which the Company has been made a party. These cases are however not material in nature.

Nature of Complaints

Complaints relating to	Nos.	%
Non-receipt of Dividend	384	42
Transfer of Shares	19	2
Transmission of Shares	47	5
Non-receipt of Share Certificates	181	20
Duplicate Share Certificates	53	6
Dematerialisation of Shares	68	7
Others	165	18
Total	**917**	**100**

Dematerialisation of Shares and Liquidity

The Shares of the Company are required to be compulsorily traded in dematerialised form except where the Stock Exchange(s) have provided facility for trading in physical form, not exceeding 500 Shares, pursuant to a SEBI directive. The Shares are available for trading under both the Depository Systems in India – NSDL and CDSL.

As on 31st March, 2003, a total of 14,86,24,811 Shares of the Company constituting 60.05% of the Share Capital, stand dematerialised. The processing activities with respect to requests received for dematerialisation are normally completed within 3 working days from the date of receipt of request.

Under the Depository System, the International Securities Identification Number (ISIN) allotted to the Company's Shares is INE154A01017.

Distribution of Shareholding as on 31st March, 2003

No. of Shares Slab	No. of Shareholders				No. of Shares					
	Physical	Demat	Total	%	Physical	%	Demat	%	Total	%
1 - 500	84,765	75,168	1,59,933	90.49	82,15,383	3.32	75,86,704	3.06	1,58,02,087	6.38
501 - 1000	4,781	5,244	10,025	5.67	32,19,771	1.30	36,73,806	1.49	68,93,577	2.79
1001 - 2000	1,954	2,360	4,314	2.44	27,73,010	1.12	33,36,808	1.35	61,09,818	2.47
2001 - 3000	461	597	1,058	0.60	11,26,949	0.46	14,64,184	0.59	25,91,133	1.05
3001 - 4000	189	286	475	0.27	6,43,422	0.26	9,99,155	0.40	16,42,577	0.66
4001 - 5000	73	131	204	0.12	3,27,147	0.13	5,89,552	0.24	9,16,699	0.37
5001 - 10000	129	229	358	0.20	8,72,877	0.35	15,62,957	0.63	24,35,834	0.98
10001 and above	53	318	371	0.21	8,17,08,516	33.01	12,94,11,645	52.29	21,11,20,161	85.30
Total	**92,405**	**84,333**	**1,76,738**	**100.00**	**9,88,87,075**	**39.95**	**14,86,24,811**	**60.05**	**24,75,11,886**	**100.00**

Shares held in Physical and Dematerialised form as on 31st March, 2003


60.05%
39.95%
Shares held in physical form
Shares held in dematerialised form : NSDL - 59.34%; CDSL - 0.71%

Shareholding Pattern


14.90%
3.90%
0.70%
9.62%
38.38%
32.50%
Banks, Financial Institutions, Insurance Companies and Mutual Funds
Foreign Companies
Foreign Institutional Investors
NRIs / OCBs / Foreign Nationals
Shares underlying Global Depository Receipts
Indian Public & Others

Category of Shareholders as on 31st March, 2003

Category	No. of Shares held	% of Shareholding
Banks, Financial Institutions, Insurance Companies and Mutual Funds	9,50,05,288	38.38
Foreign Companies	8,04,35,870	32.50
Foreign Institutional Investors	2,38,04,657	9.62
NRIs / OCBs / Foreign Nationals	17,27,704	0.70
Shares underlying Global Depository Receipts*	96,62,934	3.90
Indian Public & Others	3,68,75,433	14.90
Total	**24,75,11,886**	**100.00**

* *Held by Citibank N.A. New York, ADR Department.*

Top Ten Shareholders of the Company as on 31st March, 2003

Sl. No.	Name of the Shareholder	No. of Shares held	% of Shareholding
1.	Tobacco Manufacturers (India) Limited	6,61,85,496	26.74
2.	Life Insurance Corporation of India **	3,36,38,257	13.59
3.	Unit Trust of India **	2,91,52,091	11.78
4.	Myddleton Investment Co. Limited	1,08,06,932	4.37
5.	Citibank N.A. New York, ADR Department *	96,62,934	3.90
6.	The New India Assurance Company Limited	74,46,526	3.01
7.	The Oriental Insurance Company Limited	60,12,016	2.43
8.	General Insurance Corporation of India **	58,89,756	2.38
9.	National Insurance Company Limited	50,02,494	2.02
10.	Rothmans International Enterprises Limited	34,43,442	1.39

* *Shares underlying Global Depository Receipts*

** *Includes Mutual Fund holdings*

Global Depository Receipts

Pursuant to an offer of Global Depository Receipts (GDRs) made by the Company in 1993, 96,62,934 GDRs, representing 96,62,934 underlying Shares of the Company, were outstanding as on 31st March, 2003.

The Company's GDRs are listed on the Luxembourg Stock Exchange (Code: 004660919), at Societe de la Bourse de Luxembourg, 11 Avenue de la Porte - Neuve, L-2227 Luxembourg. Listing Fee for the calendar year 2003 has been paid.

Listing on Stock Exchanges (with Stock Code)

Name of Stock Exchange	Stock Code	Name of Stock Exchange	Stock Code
National Stock Exchange of India Ltd. 'Exchange Plaza', Bandra-Kurla Complex Bandra (E) Mumbai 400 051 e-mail : ignse@nse.co.in website : www.nseindia.com	ITC	The Stock Exchange, Ahmedabad Kamdhenu Complex Opp. Sahjanand College Panjarapole Ahmedabad 380 015 e-mail : ase@satyam.net.in website : www.ase-india.com	ITC
The Stock Exchange, Mumbai Phiroze Jeejeebhoy Towers Dalal Street Mumbai 400 001 e-mail : isc@bseindia.com website : www.bseindia.com	500875	Cochin Stock Exchange Ltd. MES Dr. P. K. Abdul Gafoor Memorial Cultural Complex 36/1565, 4th Floor Judges Avenue, Kaloor Cochin 682 017 e-mail : cse1@vsnl.com website : www.cochinstockexchange.com	ITC
The Calcutta Stock Exchange Association Ltd. 7, Lyons Range Kolkata 700 001 website : www.cse-india.com	00018	Pune Stock Exchange Ltd. 'Shivleela Chambers' 752, Sadashiv Peth R.B. Kumthekar Marg Pune 411 030 e-mail : punestoc@pn2.vsnl.net.in	ITCLI-500875
The Uttar Pradesh Stock Exchange Association Ltd. Padam Towers 14/113, Civil Lines Kanpur 208 001 e-mail : upse@vsnl.in website : www.upse-india.com	ITC	Madras Stock Exchange Ltd. Exchange Building 11, Second Line Beach Chennai 600 001 e-mail : mseed@md3.vsnl.net.in	ITC
Bangalore Stock Exchange Ltd. Stock Exchange Towers No.51, 1st Cross, J.C. Road Bangalore 560 027 e-mail : edbgse@vsnl.com	ITC	The Delhi Stock Exchange Association Ltd. DSE House, 3/1 Asaf Ali Road New Delhi 110 002 e-mail : ajay@dseindia.org.in	409020
The Hyderabad Stock Exchange Ltd. 3-6-275, Himayatnagar Hyderabad 500 029 e-mail : hse@satyam.net.in	ITC$		

Stock Exchange	Reuters Code	Bloomberg
National Stock Exchange of India Ltd.	ITC.NS	NITCL IN
The Stock Exchange, Mumbai	ITC.BO	ITC IN

The Listing Fee for the financial year 2003-04 has been paid to all the Stock Exchanges.

A Special Resolution seeking approval of the Shareholders to delist the Shares of the Company from the Stock Exchanges at Ahmedabad, Bangalore, Chennai, Cochin, Delhi, Hyderabad, Kanpur and Pune is appearing in the Notice convening the 92nd Annual General Meeting of the Company. The Company's Shares will however continue to be listed on National Stock Exchange, Stock Exchange - Mumbai and the regional Calcutta Stock Exchange.

Monthly High and Low quotation of Shares on National Stock Exchange (NSE), Stock Exchange - Mumbai (BSE), Calcutta Stock Exchange (CSE) and GDR's on Luxembourg Stock Exchange (LSE)

Year & Month	NSE		BSE		CSE		LSE (GDR)	
	High (Rs.)	Low (Rs.)	High (Rs.)	Low (Rs.)	High (Rs.)	Low (Rs.)	High (US$)	Low (US$)
2002 APRIL	713.00	601.05	711.50	603.00	710.00	605.00	14.50	12.75
MAY	649.00	572.25	649.00	571.10	648.00	575.00	13.50	13.00
JUNE	650.00	597.65	652.00	597.25	692.50	600.00	13.90	12.85
JULY	725.00	611.55	725.00	610.05	722.50	583.00	14.60	12.85
AUGUST	705.00	600.00	705.50	627.00	703.00	621.00	14.55	13.75
SEPTEMBER	710.00	640.00	710.00	554.95	705.00	635.00	14.10	13.50
OCTOBER	676.00	610.00	658.30	610.00	659.00	611.00	13.38	12.75
NOVEMBER	649.90	605.30	655.00	605.10	649.50	539.00	12.90	12.50
DECEMBER	699.95	637.00	680.00	638.00	684.00	597.90	13.88	13.40
2003 JANUARY	692.50	625.15	692.70	626.00	700.00	615.00	14.55	13.25
FEBRUARY	659.00	560.00	657.60	624.50	654.90	620.00	13.50	13.20
MARCH	659.50	604.00	660.00	602.00	670.00	601.00	13.35	13.10

ITC Share Price vs BSE Sensex



900
750
600
450
300
4500
4000
3500
3000
2500
ITC Share Price (Rs.)
BSE Sensex
Apr-02
May-02
Jun-02
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
Jan-03
Feb-03
Mar-03
ITC SHARE PRICE
BSE SENSEX


ITC Limited

Monthly volume of Shares traded on the Stock Exchanges

(In 000's)

Year & Month	NSE	BSE	CSE	KSE	DSE	MSE	ASE	BNSE	COSE	HSE	PSE
2002 APRIL	7,738	5,465	98	356	Nil	Nil	3	Nil	Nil	Nil	Nil
MAY	5,197	3,402	27	321	Nil	Nil	Nil	Nil	Nil	Nil	Nil
JUNE	5,599	3,182	18	252	2	Nil	3	Nil	Nil	Nil	Nil
JULY	10,008	5,450	37	427	Nil	Nil	Nil	Nil	Nil	Nil	Nil
AUGUST	10,051	6,492	24	653	Nil	Nil	Nil	Nil	Nil	Nil	Nil
SEPTEMBER	4,961	2,900	23	242	Nil	Nil	Nil	Nil	Nil	Nil	Nil
OCTOBER	4,018	2,423	11	171	Nil	7	Nil	Nil	Nil	Nil	Nil
NOVEMBER	4,760	2,581	10	198	3	Nil	Nil	Nil	Nil	Nil	Nil
DECEMBER	4,728	2,420	10	169	Nil	Nil	Nil	Nil	Nil	Nil	Nil
2003 JANUARY	6,928	3,020	25	163	Nil	1	Nil	Nil	Nil	Nil	Nil
FEBRUARY	3,262	1,653	38	82	3	Nil	Nil	Nil	Nil	Nil	Nil
MARCH	2,947	1,431	72	63	3	12	Nil	Nil	Nil	Nil	Nil
TOTAL	**70,197**	**40,419**	**393**	**3,097**	**11**	**20**	**6**	**Nil**	**Nil**	**Nil**	**Nil**

National Stock Exchange NSE
Stock Exchange - Mumbai BSE
Calcutta Stock Exchange CSE
Uttar Pradesh Stock Exchange, Kanpur KSE
Delhi Stock Exchange DSE
Madras Stock Exchange MSE
Ahmedabad Stock Exchange ASE
Bangalore Stock Exchange BNSE
Cochin Stock Exchange COSE
Hyderabad Stock Exchange HSE
Pune Stock Exchange PSE

Financial Calendar

	Financial Year 2003-04	
1	First Quarter Results	July 2003
2	Second Quarter and Half Year Results	October 2003
3	Third Quarter Results	January 2004
4	Annual Results	May 2004

Particulars of past three AGMs

AGM	Year	Venue	Date	Time
91st	2001-02	Science City, Main Auditorium, JBS Haldane Avenue, Kolkata 700 046	26/07/2002	10.00 a.m.
90th	2000-01		03/08/2001	10.00 a.m.
89th	1999-00		28/07/2000	10.00 a.m.

Dividend History (Last 5 Years)

Financial Year ended	Dividend Per Share (Rs.)	Total Dividend Paid (Rs. in Lakhs)
31.03.1998	4.50	11,044
31.03.1999	5.50	13,498
31.03.2000	7.50	18,406
31.03.2001	10.00	24,541
31.03.2002	13.50	33,414

Postal Ballot

No special resolution requiring a postal ballot was placed before the last AGM. Similarly, no special resolution requiring a postal ballot is being proposed at the ensuing AGM.

ITC Limited

Plant Locations

CIGARETTE FACTORIES

Bangalore
1) Meenakunte Village
Jalahobli
Bangalore (North Taluk) 562 157

Kolkata
2) 93/1 Karl Marx Sarani
P.B. No. 17203
Kolkata 700 043

Munger
3) Basdeopur P.O.
District Munger
Munger 811 202

Saharanpur
4) Sardar Patel Marg
Saharanpur 247 001

HOTELS

Kolkata
1) ITC Hotel Sonar Bangla
Sheraton & Towers
1 JBS Haldane Avenue
Kolkata 700 046

Mumbai
2) ITC Hotel Grand Maratha
Sheraton & Towers
Sahar
Mumbai 400 099

New Delhi
3) ITC Hotel Maurya Sheraton & Towers
Diplomatic Enclave
New Delhi 110 021

Agra
4) WelcomHotel Mughal Sheraton*
Taj Ganj
Agra 282 001
*(*Licensed to ITC Hotels Limited)*

Chennai
5) Chola Sheraton*
10, Cathedral Road
Chennai 600 086

GREEN LEAF THRESHING PLANTS

Anaparti
1) Anaparti
East Godavari District
Andhra Pradesh 533 342

Chirala
2) P.B. No. 1
Chirala
Andhra Pradesh 523 157

PACKAGING & PRINTING FACTORIES

Munger
1) Basdeopur P.O.
District Munger
Munger 811 202

Tiruvottiyur
2) P.O. Box No. 2277
Tiruvottiyur
Chennai 600 019

PAPER & PAPERBOARD MILLS

Bollarum
1) Anrich Industrial Estate
Village Bollarum
Medak District
Andhra Pradesh 502 325

Sarapaka
2) Sarapaka
Khammam District
Andhra Pradesh 507 128

Tribeni
3) P.O. Chandrahati
District Hooghly
West Bengal 712 504

LIFESTYLE RETAILING

Design & Technology Centre

86, Industrial Estate Phase I
Udyog Vihar, Gurgaon
Haryana 122 016

Wills Lifestyle Stores

Agra
1) A-6, Sadar Bazar
Agra Cantt.
Agra 282 001

Ahmedabad
2) Shop No. 3
Time Square Building
C. G. Road
Ahmedabad 380 006

Ambala
3) 171/12, Rama Building
Sadar Bazar Road
Ambala Cantt.
Ambala 133 001

Amritsar
4) 1381/13-4
Madan Mohan Malviya Road
Amritsar 143 001

Aurangabad
5) Motiwala Trade Centre
Shop No. B-10 & B-11
Nirala Bazar
Aurangabad 431 001

Bangalore
6) No. 6, Brigade Road
Bangalore 560 001

Baroda
7) Shop No. 42-44
Siddharth Complex
R. C. Dutt Road
Alkapuri
Baroda 390 005

Bareilly
8) 48-A, Civil Lines
Bareilly 243 001

Belgaum
9) 1675, Kirloskar Road
Belgaum 590 002

Bhopal
10) 138/42, Usha Preet Building
Malviya Nagar
Bhopal 462 001

Bhubaneshwar
11) 794, Shaheed Nagar
Janpath
Bhubaneshwar 751 007

Chandigarh
12) SCO - 14
Sector - 17E
Chandigarh 160 017

Chennai
13) No.19, Ground Floor
Quaiser Tower
Khader Nawaz Khan Road
Nungambakkam
Chennai 600 034

14) Plot No. 4676
No. AA/11, Ground Floor
Anna Nagar
Chennai 600 040

Coimbatore
15) Aishwarya Commercial Centre
196/13, T. V. Samy Road (West)
R. S. Puram
Coimbatore 641 002

Dehradun
16) 56, Rajpur Road
Dehradun 248 001

Ernakulam
17) Ground Floor No. 40/7182
M.G. Road
Ernakulam 682 035

Goa
18) No. 3293, Ground Floor
M.G. Road, Panjim
Goa 403 001

Hyderabad
19) Shop No. G 4 & 5
G. S. Chambers
Nagarjuna Circle
Hyderabad 500 082

Indore
20) Shop No. 8 & 9
Bansi Trade Centre
581, M.G. Road
Indore 452 001

Jaipur
21) Gulab Niwas
M. I. Road
Jaipur 302 001

Jalandhar
22) 540 - R
Rainbow Road, Model Town
Jalandhar 144 003

Jammu
23) 5 & 6 Residency Road
Jammu 180 001

Kanpur
24) Rave 3, Parvati Bagla Road
Kanpur 208 002

Kolkata
25) 19B, Shakespeare Sarani
Ground Floor
Kolkata 700 071

Kozhikode
26) 17/1491
A 4, Malabar Gate
Rammohan Road
Kozhikode 673 004

Ludhiana
27) 85/4A, The Mall
Ludhiana 141 001

Lucknow
28) No. 36, Jwala Sahoy Trivedi Building
Hazratganj
Lucknow 226 001

Mangalore
29) Shop No. 1 & 2
14-2-99/1, Ward No. 14
Balmatta Road
Mangalore 575 001

Mumbai
30) Plot No. 386
Ground Floor, Durga Chambers
Linking Road, Khar (West)
Mumbai 400 052

31) Shop No. 7 & 8
Ground Floor, Prerna Building
Plot No. 67, J. P. Road
Lokhandwala
Andheri (West)
Mumbai 400 058

32) No.6 & 6A
Tirupati Apartment
Bhulabhai Desai Road
Mumbai 400 027

33) Shop No. 2, 3 & 32
Ruki Mahal Cooperative Housing
Society Ltd.
Colaba
Mumbai 400 005

34) 3, 4, 61 & 62
Chadda Crescent Coop Hsg. Soc. Ltd.
Plot No. 46, 55
Sector 17, Vashi
Navi Mumbai 400 705

Nagpur
35) No. 27-29, Poonam Chambers
Byramji Town
Nagpur 440 013

New Delhi
36) F-41, South Extension - I
New Delhi 110 049

37) No. 10208
Padam Singh Road
Karol Bagh
New Delhi 110 005

38) E-2, Connaught Place
New Delhi 110 001

39) M-12, Greater Kailash - I
New Delhi 110 048

Noida
40) No. M-14 a & M-15 a,b,c,d
Plot No. 331, Block E, Sector - 27
Noida, G. B. Nagar
Uttar Pradesh 201 301

Pune
41) No. 1204/22, Ground Floor
Shivaji Nagar
Junglee Maharaj Road
Pune 411 004

Pondicherry
42) 119, Jawaharlal Nehru Street
Pondicherry 605 001

Ranchi
43) 1st & 2nd Floor
GEL Church-Commercial Complex
Main Building, Main Road
Ranchi 834 001

Secunderabad
44) 1-7-293/2/A/1
M.G. Road
Secunderabad 500 003

Surat
45) UG- 2, Manav Mandir
Athawa Lines
Parle Point Circle
Surat 395 007

Thiruvananthapuram
46) Shop No. 1
Pan African Plaza
M.G. Road
Thiruvananthapuram 695 001

Trichy
47) C-56, P.L.A.S. Towers
4th Cross, Thillai Nagar, Main Road
Trichy 620 018

Vishakhapatnam
48) Shop No. 1, Rednam Manor
Dwarka Nagar
Near Diamond Park
Vishakhapatnam 530 016

Club Stores

Bangalore
1) Bangalore Golf Club

Gurgaon
2) Classic Golf Resort

Jamshedpur
3) Beldih Club

Kolkata
4) Tollygunge Club
5) Royal Calcutta Golf Club

Mumbai
6) United Services Club

ITC Limited

SHAREHOLDER REFERENCER

Unclaimed Dividend

Pursuant to Section 205A of the Companies Act, 1956, unclaimed dividend for the years prior to and including the financial year 1993-94 has been transferred to the General Revenue Account of the Central Government and the unclaimed dividend for the financial year 1994-95 has been transferred to the Investor Education and Protection Fund established by the Central Government (IEPF) pursuant to Section 205C of the Companies Act, 1956.

Shareholders who have not encashed their dividend warrant(s) relating to financial year(s) up to and including 1993-94 are requested to claim such dividend from the Registrar of Companies, West Bengal, Govt. of India, Nizam Palace, M. S. Office Building, 234/4, A.J.C. Bose Road, Kolkata 700 020, in the prescribed form, which can be downloaded from the Company's website, www.itcportal.com under the section 'Investor Relations', or can be furnished by ISC on request. However, no claim shall lie either with IEPF or the Company, in terms of Section 205C of the Companies Act, 1956, in respect of the unclaimed dividend transferred to IEPF for the financial year 1994-95.

The dividend for the following years remaining unclaimed for 7 years will be transferred by the Company to IEPF according to the schedule given below. Communication has been sent by the Company to the respective Shareholders advising them to lodge their claims with respect to unclaimed dividend for the financial year 1995-96, which will be due for transfer to IEPF later this year. Once the unclaimed dividend is transferred to IEPF, no claim shall lie in respect thereof.

ITC Limited

Financial Year	Dividend Identification No.	Date of Declaration of Dividend	Total Dividend (Rs.)	Unclaimed Dividend as on 31/03/03		Due for transfer to IEPF on
				(Rs.)	%	
1995-96	66th	22nd August, 1996	61,35,37,260.00	59,56,234.50	0.97	10th October, 2003*
1996-97	67th	27th August, 1997	98,16,59,616.00	96,63,567.60	0.98	15th October, 2004
1997-98	68th	12th August, 1998	1,10,43,67,068.00	1,00,29,242.00	0.91	29th September, 2005
1998-99	69th	30th July, 1999	1,34,97,81,972.00	1,15,88,726.00	0.86	17th September, 2006
1999-00	70th	28th July, 2000	1,84,06,11,780.00	1,67,78,089.00	0.91	15th September, 2007
2000-01	71st	3rd August, 2001	2,45,41,49,040.00	2,74,39,778.35	1.12	9th September, 2008
2001-02	72nd	26th July, 2002	3,34,14,27,743.00	3,75,16,853.17	1.12	31st August, 2009

* In respect of the 66th Dividend, only those claims which are received by ISC by 9th October, 2003 will be entertained.

Erstwhile ITC Bhadrachalam Paperboards Limited

Financial Year	Dividend Identification No.	Date of Declaration of Dividend	Total Dividend (Rs.)	Unclaimed Dividend as on 31/03/03		Due for transfer to IEPF on
				(Rs.)	%	
1995-96	13th	30th August, 1996	13,21,40,077.00	5,38,889.00	0.41	18th October, 2003*
1996-97	14th	26th September, 1997	6,47,99,405.00	3,70,072.00	0.57	14th November, 2004

* In respect of the 13th Dividend, only those claims which are received by ISC by 17th October, 2003 will be entertained.

Bank Details

Shareholders holding Shares in physical form are requested to notify / send the following to ISC to facilitate better servicing:-

i) any change in their address / mandate / bank details, and

ii) particulars of the bank account in which they wish their dividend to be credited, in case the same have not been furnished earlier.

Shareholders are advised that respective bank details and address as furnished by them or by NSDL / CDSL to the Company, for Shares held in the physical form and in the dematerialised form respectively, will be printed on dividend warrants so as to protect against fraudulent encashment.

Shareholders who wish to receive dividend in a bank account other than the one specified by them while opening their Depository Account, may notify their Depository Participants (DPs) of such change in bank account. Shareholders are also requested to furnish complete details of their respective bank accounts including the MICR code of the bank to their DPs.

Electronic Clearing Service (ECS) Facility

The Company, with respect to payment of dividend, provides the facility of ECS to Shareholders at the following cities, as permitted by the Reserve Bank of India / State Bank of India:

Ahmedabad, Bangalore, Bhubaneshwar, Chandigarh, Chennai, Cochin, Coimbatore, Delhi, Ghaziabad, Guwahati, Hyderabad, Jaipur, Kanpur, Kolkata, Lucknow, Mumbai, Nagpur, Patna, Surat, Thiruvananthapuram and Vadodara.

Shareholders holding Shares in the physical form who now wish to avail the ECS facility, may authorise the Company by sending their ECS mandate, in the prescribed form to the Company, in case the same has not been furnished earlier. The ECS mandate form can be downloaded from the Company's website, www.itcportal.com under the section 'Investor Relations', or can be furnished by ISC on request.

Nomination Facility

Shareholders, holding Shares in physical form and desirous of making / changing nomination in respect of their shareholding in the Company, as permitted under Section 109A of the Companies Act, 1956, may submit to ISC the prescribed Form 2B, which can be downloaded from the Company's website, www.itcportal.com under the section 'Investor Relations'.

Form 2B is also enclosed with the Notice convening the 92nd Annual General Meeting, as a measure of investor service.

Depository Services

Shareholders may write to the respective Depository or to ISC for guidance on depository services.

Address for Correspondence with Depository

National Securities Depository Limited
Trade World, 4th floor
Kamala Mills Compound
Senapati Bapat Marg, Lower Parel
Mumbai 400 013

Telephone nos.	:	022-24972964-70
Facsimile nos.	:	022-24972993/24976351
e-mail	:	info@nsdl.co.in
website	:	www.nsdl.co.in

Central Depository Services (India) Limited
Phiroze Jeejeebhoy Towers
28th floor, Dalal Street
Mumbai 400 023

Telephone nos.	:	022-22723333/22723224
Facsimile no.	:	022-22723199
e-mail	:	investors@cdslindia.com
website	:	www.cdslindia.com

Address for Correspondence with ISC

Investor Service Centre
ITC Limited
37 Jawaharlal Nehru Road
Kolkata 700 071
India

Telephone nos.	:	033-22886426
		033-22880034
Facsimile no.	:	033-22882358
e-mail	:	itcisc@vsnl.net

Shareholders holding Shares in the dematerialised form should address their correspondence to their respective DPs, other than for dividend, which should be addressed to ISC.

REPORT OF THE DIRECTORS & Management Discussion and Analysis

For the Financial Year Ended 31st March, 2003

Your Directors submit their Report for the financial year ended 31st March, 2003.

SOCIO-ECONOMIC ENVIRONMENT

India's GDP growth for 2002-03 is estimated at 4.4%, well below the target of 6.7% and the 5.6% growth registered in 2001-02. The slower growth was a result of the de-growth in the agriculture sector, as the country's worst drought in more than fifteen years choked a nascent recovery in the industrial sector. Economic performance for the three quarters ending December 2002 indicates a decline of 2.1% in agriculture, which partly offsets the growth of 5.7% and 7.4% in industry and services respectively.

The farm sector, home to nearly 60% of the country's workforce now accounts for barely 23% of the GDP. With the economy still reliant to a large degree on the rural sector to stimulate demand, volatility in agri output with consequent impact on incomes severely undermines the sustainability of growth in other sectors. The objective of securing higher economic growth, therefore, necessitates an effective growth strategy for rural India.

Urgent implementation of reforms in the agri sector, supported by investments in rural infrastructure and the development of agri-based industry are vital to rapidly grow rural incomes. Growth in rural incomes would pave the way for progressive reduction in the distortions caused by subsidies, and broaden the tax base. Reform is not only necessary to eliminate poverty, but is also essential for creating a growing demand base for Indian industry. In this context, the declining share of investment as a percentage of GDP, particularly that of primary investment in agriculture, is a matter of concern. Total share of investment declined for the second successive year from 24% of GDP in 2000-01 to 23.7% in 2001-02, with the share of agriculture in total investment falling below 7%. Higher level of investment in agriculture is the foundation to progressively enlarge the domestic demand base for industry to attain optimal scales of operation and facilitate diversification of land use aligned to market demand.

A growing domestic base will strengthen overall preparedness to face the challenges posed by increasing globalisation of markets. The slowdown in the US economy, India's largest trading partner, and China's entry into the WTO compound the challenges manifold. While upgradation of physical and social infrastructure is vital for enhancing competitiveness, taxation reforms are crucial to mobilise resources to support increased public investment. Multiplicity of taxes, particularly at the State level, serves to fragment the Indian market, leading to sub-optimal revenue generation for the Exchequer. A harmonised tax structure, together with moderation in taxes, will expand the tax base and induce buoyancy of revenue.

In order to leverage the economic multiplier potential of the agri sector, government and industry must come together to play a mutually supportive role. The participation of Indian industry needs to be harnessed to bring about competitiveness in India's rural sector. No Indian enterprise using agri raw materials can attain decisive international competitiveness in isolation. Its competitiveness is inextricably intertwined with that of the farm sector and indeed with the entire value chain from the farm to the consumer. The corporate sector therefore has an enlightened vested interest in contributing to and securing the competitiveness of India's farm sector.

In line with this philosophy, your Company, with its deep agri sector linkages nurtured over time, is engaged in leveraging technology to enlarge its contribution to the Indian farm sector. Your Company's interventions based on information technology and biotechnology carry the potential to yield a profound transformational impact on India's rural economy. Details of these interventions are set out in the sections on Agri business and Paperboards in this Report.

COMPANY PERFORMANCE

Notwithstanding difficult trading conditions, your Company concluded yet another year of all-round growth in all its business segments. The financial performance for the year ended 31st March 2003 is satisfying as it has been achieved in the wake of several challenges confronting your Company's businesses including the general economic slowdown that affected the FMCG industry in particular, the burgeoning impact of State level taxes, low tourist arrivals into India in the first half coupled with the gestation of new hotel investments, and incubation of new business initiatives.

Quantum improvement in each of your Company's business segments resulted in a robust 12% growth in Gross Turnover to Rs.11,025 crores. Pre-tax profit increased by an impressive 15.5 % to Rs. 2056 crores, while Post-tax profit at Rs. 1371 crores registered a growth of 15.3%. After adjusting for certain once off items, underlying Pre-tax profit for the year registered an even more impressive growth of 19.1% while underlying Post-tax profit grew by a substantial 18.5%. Earnings Per Share for the year stands at Rs. 55.41. Healthy operating results coupled with further efficiency in the management of working capital contributed to an 18% increase in Cash flows from Operations to Rs. 2627 crores.

In order to strike a balance between the need to sustain strategic investments for a secure future and the annual expectation of shareholders for growing income, your Directors are pleased to recommend a dividend of Rs.15.00 per share (previous year Rs. 13.50 per share) for the year ended 31st March, 2003. The cash outflow in this regard will be Rs.418.84 crores (previous year Rs. 334.14 crores) including Dividend Tax of Rs.47.57 crores (previous year Nil). Your Board further recommends a transfer to General Reserve of Rs.1000 crores (previous year Rs.800 crores). Consequently, your Board recommends leaving an unappropriated balance in the Profit and Loss Account of Rs. 343.88 crores (previous year Rs. 325.87 crores).

PROFITS, DIVIDENDS AND RETENTION

(Rs. in crores)

	2003	2002
a) Profit Before Tax	**2056.19**	1780.26
b) Income Tax	**684.84**	590.54
c) Profit After Tax	**1371.35**	1189.72
d) Add : Profit brought forward from previous year	**325.87**	282.50
e) Transfer from Hotel Foreign Exchange Earnings Reserve	**9.00**	—
Less : Transfer to Hotel Foreign Exchange Earnings Reserve	**4.00**	3.00
f) Release from Investment Allowance Reserve	—	—
g) Surplus available for Appropriation	**1702.22**	1469.22
h) Transfer to Debenture Redemption Reserve	—	21.49
i) Less : Transfer from Debenture Redemption Reserve	**60.50**	12.28
j) Transfer to General Reserve	**1000.00**	800.00
k) Proposed dividend for the financial year at a rate of Rs. 15.00 per Ordinary Share (previous year Rs.13.50 per Ordinary Share)	**371.27**	334.14
Income Tax on proposed dividend	**47.57**	—
l) Retained profit carried forward to the following year	**343.88**	325.87
	1702.22	1469.22

FOREIGN EXCHANGE EARNINGS

The ITC Group's contribution to foreign exchange earnings over the last decade amounted to nearly US$ 2.2 billion, of which over US$1.6 billion was accounted for by agri exports. In this context, it is significant that your Company's earnings from agri exports represent over 2% of the country's export earnings from this sector - a major indicator of your Company's contribution to the rural economy.

During the year under review, your Company, its subsidiaries and the ITC Welcomgroup hotel chain together earned Rs. 1368 crores in foreign exchange representing a growth of over 35%. Direct foreign exchange earned by your Company amounted to Rs. 1294 crores. Your Company's expenditure in foreign currency amounted to Rs.408 crores, comprising purchase of raw materials, spares and other expenses at Rs. 343 crores, and import of capital goods at Rs. 65 crores.

The details of foreign exchange earnings and outgo are provided in Schedule 19 to the Accounts.

BUSINESS SEGMENTS

A. FAST MOVING CONSUMER GOODS (FMCG)

FMCG – Cigarettes

The operating environment for cigarettes in India continues to pose an increasing order of challenge, particularly in the spheres of taxation and regulation of consumption and communication.

The prolonged trend of high taxation has the effect of being almost exclusively directed towards the cigarette segment of the tobacco industry since most other tobacco products belong to the cottage and unorganised sectors, the fragmented nature of which leads to ineffective enforcement and consequent low incidence of taxation. To illustrate, on most tobacco products other than cigarettes, the effective excise duty is equivalent to about 12% of the net value of the product whereas on cigarettes this component is as high as 140%, thereby rendering cigarettes unaffordable to a majority of tobacco consumers even while other forms of tobacco consumption continue to grow. The progressive migration to lower value forms of consumption has resulted in the share of cigarettes declining from 21% in 1981-82 to a mere 14% currently. In the last 20 years, tobacco consumption in non-cigarette varieties has increased especially in the chewing format by 68 million kgs. and reduced in the cigarette format by 21 million kgs. It would also be evident that such a discriminatory form of taxation has not even subserved the social objective.

(Million Kgs)

Year	Cigarettes	Others	Total	Share of cigarettes
1981-82	86	320	406	**21%**
2001-02	65	388	453	**14%**
Variance	**-21**	**+68**	+47	

Source: Tobacco Institute of India

Cigarettes, although constituting only 14% of tobacco consumption, contribute 85% of revenues to the Exchequer from the tobacco sector. The effective tax incidence per kilogram of cigarette is 21 times greater than on bidis and 17 times greater than on chewing tobacco. As a result per capita consumption of cigarettes in India is the lowest in the world – less than one-tenth the world average of 1267 sticks per annum.

Country	Per Capita Adult Cigarette consumption per annum
India	**119**
Bangladesh	232
Pakistan	562
Nepal	628
China	1,315
UK	1,833
USA	2,372
Japan	2,855
World Average	**1,267**

Source: Tobacco Institute of India

In sharp contrast to the declining share of cigarettes in tobacco consumption in India, the consumer internationally has been able to upgrade tobacco consumption to cigarettes, reflecting in the much higher share of cigarettes in tobacco consumption. For example, the share of cigarettes in China is almost 100%, and in U.S.A it is nearly 80%, with the world average in the region of 85%. Even in South Asia, consumption of tobacco in the cigarette format is higher, accounting for about 60% of total tobacco consumed in Pakistan and 50% in Nepal. Apart from the shrinking share of cigarettes in India, there is also downgrading of consumption within cigarettes. King size cigarettes, which represent the highest quality of tobacco, account for only 5% of the Indian cigarette industry. The small base of domestic cigarette consumption discourages investment in R&D and quality enhancement of tobacco varieties and thereby sub-optimises the export potential of tobacco.

It is evident that high rates of taxes on cigarettes have neither imparted buoyancy to tax revenues from the tobacco sector nor curtailed overall consumption. It is now well established that sustainable tax buoyancy can be realised only from an expanding tax base. Moderation in rates of taxes, coupled with the aspiration of tobacco consumers to upgrade consumption, can multiply the share of cigarettes even in a shrinking basket of tobacco consumption. Consequently, the tax base of the sector can stand significantly enhanced, yielding for the Exchequer the much needed resources for critical priorities. This approach can realise the objective of multiplying resources even with reduced aggregate per capita consumption of tobacco.

China, which has followed such a policy, is a good example of optimising the revenue potential of tobacco. With a per capita GNP roughly double that of India, China levies taxes on cigarettes which are half that of India resulting in revenue collections from the cigarette industry of US $ 13.9 billion per annum – 10 times the revenue collections from the Indian cigarette industry.

The shift in the pattern of tobacco consumption away from cigarettes and towards low value added products adversely impacts the potential economic multiplier of other important and vital constituents of the value chain, in particular the tobacco farmer. Analysis of farmer economics in Andhra Pradesh by the Central Tobacco Research Institute (Ministry of Commerce) has confirmed that in most regions net returns to the cigarette type tobacco farmer is significantly higher than that realised from alternative crops, thus contributing incrementally to rural prosperity. A stable and growing demand for cigarette type tobacco leaf in the domestic market would strengthen the farming community, provide insulation from the vagaries of fluctuating global markets, and serve as a springboard for leveraging export opportunities. The example of China cited earlier demonstrates that moderate taxes secure a strong domestic cigarette base, which in turn facilitates investment in quality with consequent buoyancy in revenue, exports and farm incomes. Drawing on the strength of a strong domestic base, China has grown its exports to over 140 million kgs per annum over the last three years overtaking India's exports of 86 million kgs. The resultant favourable impact on the livelihood of thousands of farmers cannot be over-emphasised in this context.

The incidence of high and discriminatory taxes on cigarettes is compounded by the levy of State level taxes in various forms such as luxury tax, entry tax and octroi. The levy of State level taxes militates against the understanding between the Centre and States arrived at in 1955, wherein the States agreed to give up their right to levy such taxes on tobacco in lieu of which Additional Excise Duties is levied by the Centre and distributed exclusively to the States as per recommendations of the Finance Commissions. This arrangement of taxation and tax assignment recognises the high degree of sensitivity of taxes on cigarette trade and embodies the principle of uniform, single point taxation. High levels of aggregate taxes serve to hasten downtrading of consumption from cigarettes to other low value forms of tobacco. Multiplicity of State level taxes imparts a cascading effect to an already highly taxed commodity. Differential rates of such taxes distort trade and undermine the economic benefits of a larger common market. The unabated imposition of a slew of such taxes on cigarettes resulted in a runaway increase in State level taxes by 50% during the year under review.

Your Company is currently contesting the levy of luxury and other taxes at appropriate forums, including the Supreme Court, and is hopeful of a positive outcome. As stated in last year's Report, the levy of entry tax in Tamil Nadu and luxury tax in the states of Delhi, Kerala, Andhra Pradesh and Tamil Nadu have been stayed by the respective High Courts. Your Company, by way of abundant caution, continues to provide for the disputed amounts in its Accounts.

The principle of uniform, moderate taxation to expand the tax base and realise the benefit of a larger common market is even more relevant in the context of the proposal to replace the State level sales tax system with a modern system of Value Added Tax (VAT). The Union Budget 2003 proposed an amendment to the AED Act to enable States to levy VAT upto 4% of the transaction value of goods exigible to Additional Excise duty in lieu of State taxes. The levy of VAT on a product like cigarettes which is already subject to a plethora of taxes will only serve to magnify the chasm in taxation levels between cigarettes and other tobacco products and result in further contraction of the share of cigarettes with consequent adverse impact on tax collections and export earnings. It is therefore imperative that with the imposition of VAT the States withdraw all other levies on these products so as to mitigate the pernicious effects of cascading taxes and multiplicity of tax systems.

High rates of taxation on cigarettes have also spawned a growing trade in contraband, causing all-round economic loss of over Rs.1,600 crores annually through loss of revenue and unaccounted outflow of foreign exchange. For example, contraband king size cigarettes from Bangladesh are sold in Indian markets at Rs.5/- for a packet of 10 cigarettes – implying that contraband is available to consumers at only 34% of the excise duty alone on domestic king size cigarettes. In order to minimise the serious economic injury caused by smuggling, the legal framework relating to imports of cigarettes needs to be reviewed so as to prevent misuse by traders in contraband. To begin with, imports of cigarettes for re-export should be banned. Such amendments to legislation require to be supplemented by strengthening the enforcement machinery. In this regard your Company continues to make comprehensive recommendations to the Government.

It is a serious misconception to equate tobacco consumption with consumption of cigarettes in India. All regulatory restrictions, including those proposed in the Cigarettes and other Tobacco Products (Prohibition of Advertisement and Regulation of Trade and Commerce, Production, Supply and Distribution) Bill, 2003 have the effect of regulating only the domestic cigarette industry, thereby further shrinking the tax base and severely hampering export potential of Indian tobaccos. Whilst seeking to reduce per capita consumption of all forms of tobacco over time, regulations should not impede the maximisation of economic value per unit of consumption. The Cigarettes and other Tobacco Products Bill, 2003 passed by the Parliament recently contains measures which place the domestic cigarette industry at a serious disadvantage vis-à-vis foreign brands on the one hand and other forms of tobacco on the other.

The Bill imposes a ban on media advertising by domestic companies while international cigarette brand owners advertise their brands in various media and continue to direct their communication into the Indian market through satellite channels largely watched by the young. The inclusion of pictorial warnings on packaging of tobacco products and mandatory declaration of tar and nicotine contents will, in practice, lead to discrimination against the domestic cigarette industry, since there are over 1000 brands of non-cigarette tobacco products and an even larger number of unbranded and unpackaged products on which it will not be possible to implement the declarations. Further, contraband cigarettes, which bear no such declaration will mislead consumers in India and thereby fuel faster growth to the detriment of the economy and the domestic industry. Restrictions on sale of cigarettes and other tobacco products within a prescribed radius from educational institutions would disrupt lakhs of petty shopkeepers, subjecting them to harassment at the lowest level of enforcement. In the rural context, such restrictions on sale imply that local vendors would often need to relocate beyond village boundaries. Even the World Health Organisation does not advocate such measures, nor is it a practice in developed economies like USA, Japan, U.K, and E.U.

Such discriminatory regulation of the domestic cigarette industry vis-à-vis international cigarette brands as well as other forms of tobacco would: (a) erode Indian Brand Equity since domestic brand owners would be severely hampered in their ability to command a fair price for value provided and therefore forced to compromise on quality (b) set in motion a vicious economic cycle of low quality, low farm earnings, lower revenue collections and low investment (c) provide an unintended fillip to contraband trade and (d) trigger large scale loss of employment.

Your Company supports a rational and equitable regulatory policy for the tobacco industry, which is practical and implementable. India is the second largest producer of tobacco in the world with significant employment linked to the growing of tobacco, unlike most developed countries. Therefore, phased regulation would be more appropriate until a viable strategy is put in place for alternative employment for tobacco farmers and others engaged in the trade.

Despite the challenging circumstances, your Company continues to invest in its brands to provide world-class standards for the Indian consumer. Over the last seven years your Company has invested over Rs.1000 crores in creating internationally benchmarked product and process quality. According to an Economic Times-A C Nielson study, two of your Company's brands are the top FMCG brands of the country, accounting for over 35% of the consumer spend of the top 10 FMCG brands in the country. The unwavering commitment to providing superior value for the consumer resulted in the launch of several innovative products. Gold Flake Kings Cool Mist was rolled out in select markets, supplementing the range of taste and flavour options for consumers. Consequent to the ongoing upgradation of packaging all filter cigarettes are now marketed in the internationally preferred hinged lid form of packaging. Building on the successful extension of the prestigious India Kings Lights version in the ultra premium bevelled edge packaging, all the Lights versions of your Company's premium brands are now available to consumers in this packaging format. Encouraged by the initial response to the 5s form of packaging, two more brands- Scissors Standard and Capstan Standard- are progressively being marketed in this format thereby enhancing buying convenience. A new benchmark in product and packaging quality was defined with the launch of Insignia in the super premium category in a unique shoulder box package. This brand, a product of in-house development, is rapidly creating a franchise in the consumers' minds as the finest global standard in cigarette quality. Already being one of the country's largest users of consumer and trade research, every innovation serves to deepen your Company's resolve to get even closer to the consumer.

Your Company continues to be engaged in upgrading in-house capabilities. ITC's commitment to world-class standards in products and processes continues to receive national and international acknowledgement. During the year, the Saharanpur and Munger factories received 5 star ratings from the British Safety Council.

Successful execution of well-researched and robust strategies has enabled your Company to consolidate its leadership position during the year. However, the increasing levels of taxation and restrictive regulation continue to pose challenges. As stated earlier, nearly 86% of tobacco consumption in formats other than cigarettes represents a large potential market with tobacco consumers aspiring to upgrade consumption. A policy of moderation in taxes can fulfil this aspiration, thereby creating growing value from the tobacco sector. In summary, moderation of taxation and equitable regulation of tobacco will ensure progressive migration to the cigarette format of tobacco consumption, thereby maximising economic value from the industry even in a scenario of shrinking overall tobacco consumption. Given an enabling environment, your Company, with its strategy of continuous value addition to its brands, is well positioned to sustain its leadership role in the tobacco sector.

Your Company is engaged in further expanding the distribution and delivery bandwidth to serve as a springboard to cater to a much wider range of branded consumer products. Concurrently, the competencies residing in the ITC Technology Centre at Bangalore are being enlarged to service the emerging requirements of the new FMCG businesses.

FMCG – Others

Growing disposable incomes in India and the progressive evolution of consumer preferences towards value added consumer products present exciting growth opportunities for your Company. It is the strategic intent of your Company to secure long term growth by synergising and blending the diverse pool of competencies residing in the various businesses in the portfolio. During the year under review your Company crossed significant milestones both in the range of consumer products developed as well as the breadth of geographical coverage.

Investment in people systems, trade marketing expertise and product development enabled the launch and national rollout of several other branded consumer products spanning Apparel, Packaged Foods, Greeting Cards and Stationery, Safety Matches and Incense sticks (Agarbatti). The business model in these product categories envisages retaining critical elements of each value chain in-house while manufacture is outsourced largely to small and medium enterprises (SMEs). Such a model enables ITC to participate effectively in strengthening the capability of these SMEs, thereby enhancing the competitiveness of the entire value chain. The Segment Report set out in Schedule 20 to the Accounts reflects the rapid scale up of operations. Segment Revenue grew over five fold from Rs.22 crores in 2001-02 to Rs. 109 crores in 2002-03. Segment Results reflect the start-up phase of these products and largely comprise costs associated with infrastructure, product development and brand building.

Lifestyle Retailing

Your Company's Lifestyle Retailing business completed the first phase of establishing upmarket retail presence in key markets. During 2002-03, 10 new exclusive stores were added, taking the tally to 48 Wills Lifestyle stores across 38 cities in India. The product range was expanded with the launch of 'Wills Classic' in 20 select Wills Lifestyle stores to cater to the high potential formal work wear segment. The products have been well received and already account for over 19% of the turnover of these outlets. Development is under way to further expand the range to establish full representation in the fashion portfolio.

The business' internationally benchmarked quality continues to earn industry recognition, with 'Wills Sport' winning the "Most Admired Women's Wear Brand" at the Images Fashion Awards 2002.

Apart from consolidating and growing share in the premium segment of the Western ready to wear market, your Company views the branded mid-priced segment as a significant opportunity for growth. The size of this segment is estimated to be about Rs 2400 crores with annual growth rates in the region of 15%. Your Company made an entry into this segment by launching a range of high quality, attractively priced men's wear under the brand 'John Players'. The brand was introduced in Karnataka in December 2002 and extended thereafter to 18 markets during 2002-03 with an ambitious target to rapidly roll out the product nationally.

The business is engaged in addressing the challenge of gearing the supply chain to cater to significantly higher scale of operations, both in terms of the range of products as well as the number of outlets serviced. The investment in the state-of-the art Master Facility in Gurgaon provides the platform for R&D activities on fabrics and washes, besides facilitating prototyping of designs. A pilot just-in-time production line is being set up to shrink market response time and manage risk of obsolescence.

The business aims to progressively enlarge its engagement across the fuller value chain from fibre to fashion, thereby creating the basis for higher order value creation, from both domestic and international markets.

Branded Packaged Foods

The branded foods market represents a significant opportunity for long term growth. Alongside growing per capita incomes, consumer preference in India is expected to progressively evolve from unbranded basic foods to branded value added products. Changing consumer habits and heightened quality awareness, together with the expected reform of the regulatory framework and tax structures, will provide a fillip to the food processing industry. Your Company possesses many a strength to exploit this growth opportunity including vast trade marketing and distribution skills, agri-sourcing capability and specialist cuisine and bakery knowledge residing in the Hotels business.

As stated in this Report last year, your Company's foray into the branded foods market commenced with ready-to-eat gourmet foods under the brand 'Kitchens of India'. Significant progress was made during the year towards establishing your Company as a leading player in the branded packaged foods industry. Operations continue to be rapidly scaled up. The branded foods portfolio now extends to four distinct categories– Ready-to-Eat, Staples, Confectionery, and Snack Foods & Biscuits.

In the Ready-to-Eat segment, the product portfolio was expanded with the introduction of new recipes in the vegetarian and dessert categories. The launch of the 'Gharana' range of products strengthened the premium position of the flagship brand 'Kitchens of India'. In the Staples segment, your Company introduced the 'Aashirvaad' brand of packaged Atta in two variants i.e. 'Aashirvaad Select' at the premium end and 'Aashirvaad Whole Wheat Atta' in the popular segment. The agri-sourcing capability of your Company assures the finest product quality to consumers. The introduction of 'Aashirvaad' Pure Salt in March 2003 reinforced the staples portfolio. 'Aashirvaad' is rapidly progressing towards establishing leadership position as a national brand.

Your Company made impressive progress during the year in the Confectionery segment with the launch of the 'mint-o' brand in the compressed lozenges category. The product was progressively rolled out to target markets and is currently available in 3 variants – Regular, Orange and Lemon. This brand has substantially expanded the compressed lozenges category and has acquired around 35% market share in less than a year of launch. The 'Candyman' brand was launched in the children's confectionery segment in 2 unique flavours – Mango Delite and Wild Banana, gaining wide market acceptance and popularity. Entry into the Snack foods market was marked with the launch of baked snacks under the brand name 'I Bischips'. This unique baked product offers the consumer a healthy snacking option.

The business is gearing capabilities to launch a host of high-quality products across segments. Your Company has established a state-of-the-art Food Technology Centre at Bangalore, which will impart to the Foods Business the ability to develop a range of differentiated products, thereby enabling a higher order of value capture.

Greeting Cards & Gifts

During the year, your Company's Greeting Cards business nearly tripled its turnover to achieve a market share of about 15%. In an affirmation of the growing market standing of this business, over 300 retail stores opted to sign up for the "Expressions Valued Customer" scheme entitling them to display the 'Expressions' signage besides other associated benefits.

Investment in in-house design capability, supplemented by outsourced visuals and finished designs from the best-in-class, provides the creative wherewithal to emerge as the preferred choice of consumers. The business' streamlined back-end operations are a source of competitive advantage. Towards this end, the business forged new value chain partnerships encompassing all areas of operations viz. design, manufacturing and retail.

During the year, the product range was enlarged with the introduction of Gift wrappers, Autograph books and Slam books. The Social Cause range of cards introduced in partnership with the SOS Children's Villages of India is now one of the top social cause greeting cards brands in the country. The business also test marketed its range of premium stationery products under the brand 'Expressions Paperkraft', leveraging the competencies residing in the Paperboards and Specialty Paper business of your Company. The premium stationery range is targeted for all India launch in 2003-04.

Your Company's Greeting Cards and Gifts business with its strengthening capability and distribution reach is well positioned to capture emerging growth opportunities.

Safety Matches

ITC's philosophy of contributing to enhancing the competitiveness of the entire value chain found yet another expression in the Safety Matches initiative. Your Company commenced marketing Safety Matches leveraging its printing and packaging knowhow, superior product development, branding, and trade marketing and distribution capabilities. These capabilities complement the manufacturing capacities of small enterprises, resulting in superior, differentiated products for the Indian market.

After initial launch in North Kerala in August 2002, market coverage was rapidly extended to all major metros, all southern states and many states in Western, Northern and Eastern India. Your Company's brands, i Kno, Mangaldeep, Delite, Vaxlit and Aim met with encouraging consumer response and gained impressive market shares, touching about 15% in the metros and nearly 10% in other markets where present. These products continue to gain market share on the strength of superior product quality and greater ease of availability through the reach and depth of your Company's distribution network.

The business model envisages sourcing through SSI units and supporting improvement of their quality base. As at March 2003, the supply chain comprised 28 such SSI units with capability to supply over 100 million boxes per month. The business is poised to expand market coverage significantly. A key challenge in the progress towards international competitiveness is the recent imposition of an 8% ad valorem excise duty without Cenvat credit on matches made by the semi-mechanised and mechanised sectors vide the Union Budget 2003.The duty impost places semi-mechanised units at a considerable disadvantage in comparison to other match units and impedes their ability to invest in quality. A supportive tax regime can hasten the upgradation of the small scale sector, with consequent enhancement in the economic multiplier.

Incense Sticks (Agarbattis)

Your Company's foray into the marketing of Incense sticks marks the manifestation of its partnership with the cottage sector. The business envisages sourcing high quality sticks in finished form from cottage sector units located in Bangalore and Pondicherry, while the ITC Technology Centre at Bangalore provides product development support. Your Company's strengths in packaging and printing have been harnessed in the development of high quality packaging, thereby assisting the quality effort of the cottage sector.

During the year under review, your Company commenced marketing its products in three cities. Three brands in six fragrances were part of the initial launch. Consumer response has been encouraging and distribution is being extended in a phased manner to cover all target markets in 2003-04.

Your Company aims to become the most preferred provider of incense products to Indian consumers by creating a presence across all segments and price points with superior products of world-class quality. Towards this end plans are on the anvil to enlarge the product portfolio.

Each of these business initiatives, while seeking to establish leadership in emerging growth markets, also serves to expand the depth and width of ITC's trade marketing and distribution capability. The expanded trade marketing capabilities, blended with a state-of-the-art information technology transaction backbone and the e-Choupal rural network discussed later in this Report, provide the basis for a low cost, broadband supply chain fulfilment capability for any consumer product. Such fulfilment capability can be likened to an FMCG super highway which can also be used as an effective infrastructural link to align Indian farmers with markets. The super highway can serve as a basis for powerful partnerships with other FMCG brand owners who wish to obtain the benefits of such a wide and deep trade marketing and distribution capability. Over the long term, such strategic partnerships are expected to be a basis for growth in revenues and shareholder value.

B. HOTELS

The commissioning of the 250 room ITC Hotel Sonar Bangla Sheraton and Towers in Kolkata on December 31, 2002 marks another strategic milestone in the completion of the ITC Welcomgroup chain. This super deluxe hotel's unmatched ambience combines the finest features of a resort with the contemporary functionalities of a business hotel, drawing widespread accolades as Asia's finest business resort. Construction at ITC Grand Central in Mumbai resumed in March 2003 and the hotel is now likely to open by end 2004.

The Tourism industry is a powerful instrument of economic transformation, having contributed to the turnaround and growth of several economies around the world. Notwithstanding periodic setbacks, tourism continues to be the world's largest and fastest growing industry. Its contribution to the world economy, both in terms of GDP growth and employment generation, is spectacular. According to the World Travel and Tourism Council, the Travel and Tourism industry is estimated to have contributed about US$ 1.36 trillion to the world's Gross Domestic Product in 2001, accounting for 4.2 % of global GDP. The industry employs 207.1 million people, constituting 8.2% of total global employment. According to the projections of the World Tourism Organisation (WTO), tourist movements will more than double to 1.6 billion by the year 2020. Income from Tourism, excluding transport, will touch a staggering US$ 2 trillion.

In the Indian context, growth in the tourism and hotels sector is a sure and fast means of employment generation across a spectrum of skills. This sector can therefore contribute significantly to the larger national goal of inclusive economic growth. The progress in India's immediate neighbourhood brings home this potential. China currently clocks 31 million arrivals a year, while Malaysia and Thailand have crossed the 10 million milestone. In sharp contrast, India notches barely 2.5 million visitors annually. Just two decades ago, China was on par with India with tourist arrivals of around 750,000 a year. According to the WTO, China today has more than 950,000 hotel rooms. Beijing by itself has as many rooms as the whole of India - estimated at 80,000.

There is a growing appreciation of the significance of the tourism and hotels industry in contributing to the important national goals of employment generation and foreign exchange earnings. The Government's ambitious target of attaining 0.62% of the world tourism market share by 2007, the enabling proposals contained in the Union Budget and the Exim Policy 2003, and the substantial allocation of funds for upgradation of physical infrastructure reflect this appreciation. Tourism is an industry of industries. It will prosper as all-round development takes place in the quality and scale of infrastructure. In the context of this potential, India is grossly under-roomed even in comparison with its much smaller neighbouring East Asian countries.

Even to service a modest GDP growth of 6% per annum, the capacity of hotel rooms in India would need to double over five years.

Your Company's initial objective of completing the ITC Welcomgroup chain in the super deluxe segment in all key locations in India is nearing fulfilment. The outlay todate towards the new properties and projects amount to Rs.841 crores as highlighted in the notes to Segment Assets set out in Schedule 20 to the Accounts. These world-class hotels together with ITC Welcomgroup's competitively superior hoteliering capability, strongly position your Company to attain industry leadership.

C. PAPERBOARDS, PAPER AND PACKAGING

All-round improvement in the performance of the Paperboards, Specialty Paper and Packaging segment is evident in the Segment Report annexed as Schedule 20 to the Accounts. While Segment Revenue grew by 13% to touch Rs.1163 crores, Segment Results improved substantially by nearly 40% to Rs.226 crores. These results stand testimony to the robustness of strategy and resilience of operations of this business segment.

Paperboards and Specialty Paper

During the year, your Company realised the operating synergies envisaged in the amalgamation of the erstwhile ITC Bhadrachalam Paperboards Limited. The Tribeni Tissues Division and the Bhadrachalam Paperboards Division were integrated as the Paperboards and Specialty Papers Division. Production of the combined entity during 2002-03 was 233237 MT compared to 229762 MT during the previous year. While overall sales including interdivisional sales increased to 230094 MT from 228505 MT, sale of value added products grew by nearly 62% to 57653 MT, resulting in an enriched mix and higher profitability.

Despite a decline of over 2% in global production, the industry in India grew by over 6% in 2002-03 and is expected to grow at the rate of 6-7% every year. The value added paperboards segment is expected to grow even faster by over 20% per annum primarily driven by the growing sophistication of the Indian consumer and the consequent need for product differentiation, growth in organised retailing and improvement in conversion technology.

The domestic paperboard industry is fragmented with approximately 100 players constituting the industry's 1 million tonne installed capacity. Radical changes in consumer product distribution and retailing triggered by the rapid globalisation of the Indian market are increasingly making quality a key differentiator. Your Company's mill at Bhadrachalam is India's largest integrated paperboard mill and the quality leader by far.

During the year under review, the range of value added products stood enhanced with the commissioning of a poly extrusion plant and a super calender at the Bollarum unit. The poly extrusion plant imparts barrier properties to the paperboard and caters to the fast growing cup stock segment, while the super calender enhances presence in the superior graphic and cultural segments.

The world-class quality of your Company's products sustained a growing contribution to the national effort of foreign exchange conservation through substitution of imports and export of value added paperboards. Besides conserving over Rs.120 crores in foreign exchange through import substitution, exports during 2002-03 touched nearly Rs. 100 crores, bagging in the process the Capexil award for exports yet again. The product footprints now extend to Sri Lanka, Bangladesh, Malaysia, South Africa, Bulgaria, UAE, UK and Iran.

Apart from the widening range of value added products, your Company also continued to make significant strides towards international competitiveness with several initiatives covering pulp and energy – the two main components of product cost. The Elemental Chlorine Free (ECF) Pulp mill commissioned in October 2002 achieved 90% capacity utilisation. This facility is the only one of its kind in the country, meeting world-class environmental standards. Apart from producing environmentally compliant pulp, the investment in the pulp mill also enhanced your Company's cost competitiveness, enabled the launch of superior value added grade of paper and substituted pulp imports. The pulp mill project also included a recovery boiler based on bio-fuel, thereby conserving nearly 25000 MT of coal annually. International prices of pulp have been on an increasing trend from the last quarter of 2002-03, adversely impacting the profitability of most mills. The commissioning of the ECF pulp mill would substantially insulate your Company's paperboards business from the impact of such volatility.

As stated in earlier Reports, the paperboards business has over the years pursued an aggressive clonal propagation strategy, making available high-yielding disease-resistant clones and seedlings of the desired species, together with extension services to farmers engaged in planting pulp wood on their marginal private wastelands. The quality of these clones and seedlings, a product of your Company's biotechnology-based research programme, has been tested for effectiveness in more than 10,000 hectares of plantations. During 2002-03, this social and farm forestry effort was stepped up significantly. 20 million saplings were planted against 3.9 million in the previous year. Subabul and Bamboo species were also added to the planting stock in addition to Eucalyptus thereby contributing to bio-diversity. Sustained commitment to this unique partnership between the farming community and your Company will increase access to cost effective fibre, while simultaneously bringing into productive use vast tracts of degraded land and contributing to the restoration of ecological balance. It is the strategic intent of your Company to progressively achieve self-sufficiency in fibre requirements in the command areas around the mill at Bhadrachalam.

The paper industry being energy intensive, expertise in energy management is another source of distinct competitive advantage for your Company in the Indian market. Nearly 94% of energy requirements are currently met out of captive generation. During the year, initiatives in energy management earned industry recognition, winning for the business the national award for excellence in energy management from the Confederation of Indian Industry and the national award in energy conservation from the Government of India.

The business continues to focus on enhancing competitiveness through improved operating efficiencies. In order to shrink market response time and provide value added customer service, a manufacturing execution systems initiative was launched in April 2003 by leveraging information technology. With the ISO 14000 accreditation of the Tribeni mill during the year, all the 3 manufacturing locations of the business now carry the ISO 9000 and ISO 14000 certification.

As stated earlier, the growing sophistication of the Indian consumer is expected to accelerate the demand for high quality packaging for branded goods and the resultant demand for value added paperboards. Further, it is estimated that the Asian region, excluding Japan, would become a net importer of paperboards over the next few years. In order to position your Company to exploit the growth opportunity, the business is actively engaged in examining expansion opportunities, both greenfield and non-organic. The expanding range of world-class products and the scaling up of operations, including the vital farm forestry programme, further enhance the prospects of your Company towards attaining a leadership position in the Afro-Asian region.

Packaging and Printing

The Packaging and Printing business continues to engage in technology upgradation and product development to support not only your Company's Cigarettes business but also the competitiveness of the paperboards business and the new FMCG initiatives. Cutting edge competencies in print and paperboard-based packaging were leveraged to develop a host of value added packaging options. The business developed capability to manufacture bevelled edge cigarette packs, besides continuously supporting the Cigarette business with new packaging formats, new designs and anti-counterfeiting features. A new strike surface in packaging was created for safety matches, bringing distinct product superiority to your Company's Safety Matches business. The carton designed for the Branded Packaged Foods business won the World Star Award. The factories at Tiruvottiyur and Munger, which are ISO 9000 and ISO 14000 certified, received 5 star ratings from the British Safety Council during the year.

D. AGRI BUSINESS

Cigarette Leaf Tobacco

The global leaf tobacco industry was characterised by continuing over-supply, with Brazil more than bridging the shortfall in supply from Zimbabwe. Steep devaluation of currencies by the tobacco exporting countries like Brazil and Argentina, and the formation of regional trade blocs like AFTA (ASEAN Free Trade Agreement) pose serious challenges to India's export competitiveness. The adverse economic environment was further exacerbated by the drought situation in India.

Although India is currently the second largest producer of tobacco, exports of tobacco constitute a mere 0.7% of the value of world trade in tobacco. This relatively meager share of world trade is the direct consequence of the continuous shift in tobacco consumption away from cigarettes to other forms in India. Since cigarettes constitute over 90% of tobacco consumption internationally, global demand is predominantly for cigarette type Virginia Flue Cured tobaccos. Contrary to the international scenario, India's domestic consumption in the cigarette form accounts for a mere 14% of the total tobacco production of 575 million kgs. Despite these constraints, your Company's exports of cigarette tobaccos during 2002-03 grew significantly by over 18% (Rs.220 crores against Rs.187 crores in the previous year). This export performance was achieved by continuing to provide customers with a comprehensive range of high quality tobaccos, innovating distinctive grades and providing cost effective products through technology upgradation at both farm and processing ends.

At the farm end, your Company focused on crop development and research in conjunction with the Central Tobacco Research Institute and the Tobacco Board, addressing issues of farmer productivity and quality enhancement. Drawing on the experience of the e-Choupal model, the web-enabled Tobacco Portal was scaled up in collaboration with the Tobacco Board, enhancing the quality of extension services by empowering the farm community with customised knowledge inputs. This initiative now covers 100 installations in Andhra Pradesh and Karnataka, with plans to double the reach in 2003-04. At the processing end, your Company's state-of-the-art threshing lines and internationally benchmarked processes provide superior product integrity and traceability. The processing plants at Chirala and Anaparti were conferred the OHSAS 18000 accreditation - a measure of your Company's commitment to the highest standards of occupational safety and health. These initiatives would not only improve your Company's export competitiveness but also support the quality enhancement objective of your Company's cigarettes business.

Agri Commodities

Your Company's agri commodities export performance during 2002-03 forcefully demonstrates its commitment to the agri value chain. Agri commodity exports grew substantially yet again to Rs. 845 crores, representing a growth of nearly 50% over the previous year and 133% over that of 2000-01. The window of opportunity to export non-basmati rice was leveraged through the unique Customer Relationship Management initiative and superior logistics management, as a result of which your Company emerged as India's largest exporter of rice during the year. Your Company has been engaged in progressively broadening the range of agri products as a foundation for a higher order of value capture. Towards this end, some key breakthroughs were achieved in the export of value added marine products, and a beachhead entry was gained in the export of processed fruits.

Apart from occupying a leadership position as India's premier exporter of high quality agri commodities, the Agri business is also engaged in leveraging its agri sourcing capability to support your Company's Branded Packaged Foods business. The year 2002-03 witnessed the commencement of sourcing high quality wheat for the 'Aashirvaad' brand of atta. This unique capability of your Company is already making a decisive difference in the marketplace, earning for 'Aashirvaad' the coveted attribute of consistent quality, besides securing cost advantages through efficient procurement.

Your Company's strategic objective of rapidly transforming the Agri business from a commodity exporter to a major player across the agricultural value chain is primarily founded on the pioneering e-Choupal initiative. As elaborated in this Report last year, the e-Choupal initiative leverages information technology to: (a) deliver real-time information and customised knowledge to improve farmers' decision making ability, and thereby better align farm output to market demands and secure better quality, productivity and improved price discovery (b) aggregate demand in the nature of a virtual producers' cooperative and thereby access higher quality farm inputs and knowledge at lower cost and (c) set up a direct marketing channel virtually linked to the mandi system for the purpose of price discovery, yet eliminating wasteful intermediation and multiple handling, thus reducing transaction costs and making logistics efficient.

Besides significantly enhancing your Company's competitive capability, the e-Choupal intervention has several far-reaching implications across the agri value chain. This alternative marketing channel induces efficiency in the mandi channel through competition, thereby also serving to conserve public resources that would otherwise be required for the expansion and upgradation of the mandi infrastructure. Further this model enables a quantum improvement in the cost and quality of extension services by conferring the power of expert knowledge on even the smallest of individual farmers. This digital infrastructure can also be used for channelising services related to credit, insurance, health, education and entertainment, in addition to serving as a strong foundation for creating a vibrant futures market to facilitate farmer risk management.

Your Company continues to successfully scale up the e-Choupal network, adding 1080 choupals during 2002-03. In the aggregate, 2100 choupals have been installed todate (May '03), reaching out to more than one million farmers in 10,000 villages in the states of Madhya Pradesh, Karnataka, Andhra Pradesh and Uttar Pradesh. This e-network now extends beyond Soya to Wheat, Coffee and Marine products.

The benefits from e-Choupals testify to the validity of the assumptions of efficiency gains through virtual integration of the supply chain. Export of commodities purchased from the e-Choupal network exceeded Rs.100 crores during the year under review. The model also enhanced efficiency in the physical transmission capabilities of existing intermediaries in the supply chain while disintermediating them from information flow and market signals. Your Company now proposes to reinforce the network through creation of bulk storages and handling capacities at key locations. ITC's investment in such a valuable e-infrastructure, whilst creating abiding value for the farmer, is in turn placing your Company in a unique position of trust with the farming community as a reliable supplier of goods and services on the one hand, and as a buyer of high quality, cost effective farm output on the other, thereby supporting its own competitiveness.

During the year, your Company executed several proof-of-concept pilots in various products and services that could be marketed in rural India using the e-Choupal network. Rollout is planned into select segments like agri inputs and insurance distribution during 2003-04. Your Company also intends to leverage the e-Choupal network to extend programmes like integrated watershed management and holistic community development selectively.

Apart from further scaling up the network, the coming year would also witness the use of the e-Choupal to create a new feature in commodity markets through creation of traceability led differentiation. This innovative concept would initially be used in sourcing wheat for the Branded Packaged Foods business to further strengthen the 'Aashirvaad' brand by sourcing a menu of blends for different consumer segments. Plans are also afoot to launch an online transaction platform (the e-marketplace) to assist participants to buy and sell coffee in the spot market. The platform provides on-line market features to enable participants to unlock value through better reach, efficient price discovery, counterparty flexibility, access to cutting edge risk management tools, anonymity and a wide range of trading mechanisms.

Realising such ambitious plans requires careful attention to capability building. Besides ongoing emphasis on competency development, talent management and performance management, a collaborative knowledge portal is being specifically designed for frontline resources in the e-Choupal organization. Such careful nurturing of capabilities is essential to ensure that the e-Choupal intervention continues to be an instrument of convergence between sustainable shareholder value creation and the larger goal of contribution to national value.

NOTES ON SUBSIDIARIES

The following may be read in conjunction with the Consolidated Financial Statements enclosed with the Accounts, prepared in accordance with Accounting Standard 21, and the Statement pursuant to Section 212 of the Companies Act, 1956.

Surya Nepal Pvt. Limited

Your Company acquired a further 56,000 Ordinary Shares of Nepalese Rupees 100/- each of Surya Nepal Private Limited (Surya Nepal) - formerly Surya Tobacco Company (P) Limited - a company incorporated under the laws of Nepal. With this acquisition, the total shareholding of your Company in Surya Nepal increased from 49% to 59%. Consequently, Surya Nepal became a subsidiary of your Company with effect from 20th August, 2002.

During the year under review, the Nepalese GDP grew at a mere 1%, the lowest growth rate in the last 18 years, and significantly lower than the growth of 5.8% recorded during the previous year. The spread of insurgent activities continues to adversely impact the Company's supply chain. In order to meet the budget deficit arising out of the slowdown in the economy, an additional budget was announced during the year imposing higher excise and customs duties, apart from increasing effective rates of corporate tax. As a result, cigarette industry volumes declined by 2% during the year under review compared to a growth of 12% in the previous year.

Despite difficult trading conditions, the Company's focus on creating value for its consumers together with continuous productivity improvements and strategic cost management resulted in a 6% increase in gross turnover with a 21% increase in profit after tax for the year ended 32nd Ashad 2059 (16th July 2002). Surya Nepal continues to be the single largest contributor to the Nepalese Exchequer in the private sector accounting for around 4% of the total revenue collected by His Majesty's Government. Dividend for the year was increased to 120% compared to 100% for the previous year.

During the year, packaging for the Company's prominent brands - Surya, Khukuri and Bijuli - was upgraded and modernised. Two new brands - Surya Lights and Shikhar Filter - were launched. These were well received by consumers. The Company's cigarette factory at Simra was accredited with the ISO 9002 certification. Surya Nepal also earned the prestigious National Excellence Award from the Federation of Nepalese Chambers of Commerce and Industry in recognition of the Company's excellence in management.

The Company commenced in-house manufacture of cigarette filters from August 2002. The Company also views the export of apparel to India as a significant opportunity for growth in view of synergies with the Lifestyle Retailing business of its holding company coupled with sourcing advantages in Nepal. Apparel export operations commenced in November 2002, initially following an outsourced manufacturing model. In keeping with diversifying portfolio of businesses, Members of the Company approved a change in name to Surya Nepal Pvt. Ltd. with effect from July 2002.

ITC Hotels Limited

With the commissioning of ITC Hotel Sonar Bangla Sheraton & Towers, the Company now operates and manages eleven hotels, in addition to two owned hotels, one each at Bangalore and Jaipur. The travel and tourism industry in India exhibited early signs of recovery towards the second half of 2002-03 resulting in improved performance over the previous year.

Despite sluggish market conditions prevalent during the major part of the year, the Company earned a Gross Income of Rs.137.78 crores, representing a growth of 6%. Profit Before Tax for the year ended 31.3.2003 was Rs.1.44 crores (previous year Loss of Rs. 3.79 crores). Keeping in view the nascent nature of the turnaround and the need to conserve cash to support planned renovation and refurbishment of properties, the Board of Directors of the Company has not recommended payment of dividend for the year 2002-03. The ITC Welcomgroup chain's foreign exchange earnings for the year 2002-03 amounted to Rs.222 crores, comprising Rs.109 crores earned by the hotel properties of ITC Ltd., Rs.51 crores earned by the hotels owned / licensed by ITCHL and Rs.62 crores by the other properties of the chain.

The world-class hoteliering capability of the ITC Welcomgroup chain continues to be affirmed through recognition at various forums. ITC Hotel Grand Maratha Sheraton & Towers in Mumbai was voted the best luxury hotel of the year by the Hotel & Food Services Magazine. ITC Welcomgroup's flagship, ITC Hotel Maurya Sheraton & Towers retains its pre-eminent position as the preferred hotel for world leaders, having played host during the year to a number of distinguished guests including Mr. Tony Blair, Mr. Vladimir Putin and Crown Prince Fredrick of Denmark. The world famous Bukhara restaurant was once again voted the 'Best Indian Eatery' by the internationally renowned 'Restaurant' Magazine.

In a testimony to the Company's commitment to environment conservation, ITC Hotel Maurya Sheraton & Towers was chosen as the 'Environment

Champion' of the Year 2002 by FHRAI and WelcomHotel Rajputana Palace Sheraton was awarded the 'Golden Peacock' Environment Management Award 2002 by the World Environment Foundation. Four more hotels, namely ITC Hotel Kakatiya Sheraton & Towers, Chola Sheraton, WelcomHotel Mughal Sheraton and WelcomHotel Rajputana Palace Sheraton were awarded the ISO 14001 certificate.

ITC Hotels Limited continues to invest in the upgradation of the quality of human resource, which makes the decisive difference in this service industry. World-class recruitment and training programmes reinforce the ethos of superior service and are recognised as the industry benchmark in India. The 'Golden Peacock' Training award for the year 2002 conferred on the Welcomgroup Management Institute is a manifestation of this recognition.

The WelcomHeritage and WelcomFortune brands were strengthened through enlarged presence. The hotel management expertise of the ITC Welcomgroup chain is now available to 36 properties under these brands, with 8 more mid-market properties being in various stages of development.

The Company and its holding company, ITC Ltd. view the hotels business as a significant opportunity for long term growth. The target of the Planning Commission to achieve a 0.62 percent share of the world tourism market from the current 0.38 percent by 2007 translates to about 5.6 million overseas visitors against the present 2.4 million, indicative of the exciting potential. The ITC Welcomgroup chain with its growing presence in the premium, heritage and mid-market segments, its world-class properties, its renowned excellence in cuisine and superior service quality offers an unmatched product and service proposition and is thus well placed to attain leadership in the Indian market.

Russell Credit Limited

During the year, the Company purchased 75,632 (0.49%) equity shares of VST Industries Limited.

The Company's Counter Offer to the shareholders of VST Industries Limited, in accordance with the Securities and Exchange Board of India (Substantial Acquisition of Shares & Takeovers) Regulations, 1997, pursuant to a Public Offer made by an Acquirer, closed on 13th June, 2001 (Financial Year 2001 -2002).

As stated in this Report last year, a suit was filed by an individual in the High Court at Calcutta, seeking an injunction against the Company's Counter Offer to the shareholders of VST Industries Limited, made in accordance with the Securities and Exchange Board of India (Substantial Acquisition of Shares & Takeovers) Regulations, 1997, as a competitive bid, pursuant to a Public Offer made by an Acquirer, which closed on 13th June, 2001. The High Court at Calcutta, while refusing to grant such an injunction, instructed that the acquisition of shares pursuant to the Counter Offer by the Company and the other Acquirer, would be subject to the final Order of the High Court, which is still awaited. Similar suits filed by an individual and two shareholders, in the High Courts of Delhi at New Delhi and Andhra Pradesh at Hyderabad, had earlier been dismissed by the respective High Courts.

The Company holds 16,20,774 equity shares (10.50%) of VST Industries Limited, as at close of business on 31st March, 2003.

During the year under review, the Company, in response to its application, received from the Reserve Bank of India, Kolkata the Certificate of Registration to carry on the business of a non-banking financial institution without accepting public deposits. The Company also enrolled with the Association of Mutual Funds as an "AMFI Registered Mutual Fund Advisor", in accordance with SEBI Circular No. MFD/CIR/20/23230/2002 dated 28th November, 2002, issued under Regulation 77 of SEBI (Mutual Funds) Regulations, 1996.

BFIL Finance Limited

The Company continues to focus on recoveries through negotiated settlements including property settlements and by pursuing legal cases against various defaulters. Some of the property settlements received have been offered to the banks in settlement of dues. While one bank has accepted the same and documentation is in progress, other banks are in the process of examining the proposal. A number of defaulters have come forward for negotiated settlements which are under evaluation by the Company.

Gold Flake Corporation Ltd., Wills Corporation Ltd., Greenacre Holdings Ltd. & MRR Trading and Investment Company Ltd.

There were no major events to report with respect to these companies.

Landbase India Limited

The circumstances in which your Company acquired a 70% stake in Landbase India Limited (LBI) and supported its restructuring were set out in the Report of the Directors last year. The development of golf based resorts presents attractive long term prospects in view of their growing popularity the world over. LBI's capability, having developed a world-class golf course and premium condominium in the National Capital Region, complements the resort development capability residing in your Company's hotels business. LBI is engaged in streamlining operations prior to embarking on development of projects to coincide with the expected upturn in market conditions. In view of the long term potential, your Company believes that it can redeem the value of its investments in LBI over time, including, if necessary, by exiting.

ITC Infotech India Limited

Cost pressures arising from depressed economic conditions in most parts of the developed world resulted in corporations shrinking their IT expenditure. With a view to maximising utilisation of IT assets, corporate IT outlays in the US and UK were largely directed towards integrating existing business systems as opposed to developing bespoke solutions. Margins of Indian IT Companies continued to be under severe pressure due to lower billing rates and the higher costs of delivery processes and project management skills, compounded further by the trend of global IT outsourcing firms replicating the offshore services model of Indian software companies.

ITC Infotech India Limited (I3L) aligned its competence inventory with market requirements through re-training and recruitment where necessary. For the year under review, revenues grew 132% and losses were lower by 51% compared to the previous year. Continued investment in business development in the US and European markets began to yield results. I3L added significant new names to its customer universe, thus acquiring business depth and diversifying market risk. Substantial improvement in resource utilization led to reduction in losses. The economic slowdown in the USA and Europe continues to drive the momentum in favour of IT Services (ITS) outsourcing to India. I3L continues to reinforce its skills in relationship building, its delivery processes and its knowledge capital to aggressively compete in the ITS arena.

During the year under review the Company received the approval of the Reserve Bank of India to invest a further US$ 2.5 million in the equity share capital of ITC Infotech (USA), Inc. (I2A), a wholly owned subsidiary of I3L. Accordingly I3L invested US$ 1.8 million in the equity share capital of I2A by subscribing to 18,000 Common Shares-without par value for cash at US$100 each.

Comparative cost advantages, availability of well trained professionals and high quality support services, and an appreciably lowering defect intensity together create an attractive value proposition, resulting in a growing trend for outsourcing IT enabled services (ITES) to India. I3L proposes to exploit the significant growth opportunity in ITES and progressively acquire a significant presence in this segment. In line with this strategic objective, I3L is in the concluding stages of negotiations with ClientLogic Operating Corporation, USA for setting up a joint venture in India to provide India based call centre/contact centre services. Accordingly, CLI3L e-Services Limited was incorporated in Bangalore, India on 29th January, 2003 with an investment of Rs 2,49,990/- towards equity share capital by I3L as a subscriber to the Memorandum of Association of that company. An initial investment of Rs 15 crores is proposed in this venture on signing of the Shareholders' Agreement.

ITC Global Holdings Pte Ltd

Since 8th November, 1996, the Judicial Managers have been conducting the affairs of ITC Global under the authority of the High Court of Singapore.

The Judicial Managers had indicated to your Company that the outstanding dues of ITC Global to its creditors were likely to be around US$ 50 million (apart from the debt of approximately US$10 million owed by ITC Global to ITC and for which your Company has already filed its formal Proof of Debt to the Judicial Managers) and had sought your Company's financial support to ITC Global to enable it to settle with its creditors. Your Board does not accept any legal liability in this regard and has accordingly advised the Judicial Managers.

However, without prejudice, and with the intention of preserving the goodwill of the international banking and other investing communities and thereby to subserve your Company's future business interests in a fast-globalising economy, your Company proposed a goodwill assistance of US$26 million to ITC Global. It was made clear that this would be subject to your consent and all necessary approvals from all Government and other authorities, both at Singapore, and in India, and also subject to concluding a comprehensive Agreement between your Company and the Judicial Managers in this regard. However, before your Board could consider the draft Agreement as forwarded by the Judicial Managers, the Company's Singapore lawyers received a letter from the lawyers for the Judicial Managers containing certain baseless and unwarranted allegations against the Company. Subsequently, your Board, while approving the draft Agreement stipulated a condition that the execution of the Agreement will be subject to the receipt of an unconditional apology and withdrawal of the allegations and offensive comments made against your Company by the Judicial Managers in their letter. Though it initially appeared that the Judicial Managers would be complying with the stipulations of your Board, in September 2002, their lawyers wrote to your Company's lawyers informing that the Judicial Managers may initiate legal proceedings against your Company. In this situation, your Company believes that there is no likelihood of the proposed goodwill assistance to ITC Global progressing any further. Your Company has since sought and obtained the permission of the Reserve Bank of India to write off the export receivables of around US$10 million due from ITC Global.

As explained in the previous Report of the Directors, the High Court of Singapore had ruled that, "the Company (i.e. ITC Global) is not required to conduct any audit of the Company during the period of judicial management of the Company". As a consequence of the aforesaid Order, your Company cannot annex the audited accounts of ITC Global and its subsidiaries for the year ended 31st December, 2002, this position having also prevailed in the previous six years. Approval in this regard is awaited from the Central Government granting exemption from the provisions of Section 212 of the Companies Act, 1956. Your Company shall, as soon as such accounts are received, circulate the same to the Members of the Company.

NOTES ON JOINT VENTURES

ITC Filtrona Limited

ITC Filtrona retained market leadership with a 58% value share of the Indian cigarette filter industry. Gross sales for the year ending 31st December, 2002 at Rs. 67.35 crores registered a growth of 4.7% over the previous year. The Company also posted a 5.5% growth in PBT. The Board of Directors of ITC Filtrona recommended a dividend of 25% for the year.

The Company's plant in Bangalore was upgraded to include a computerised shopfloor management system and the creation of a separate facility for manufacturing specialised filters. ITC Filtrona continues to focus on improvement in every area of operations to remain competitive in servicing the Indian cigarette industry.

King Maker Marketing Inc.

Your Company's foray into the US markets has been enabled through King Maker Marketing Incorporated, a company registered in the State of New York and engaged in the business of marketing and distribution of cigarettes and other FMCG products and providing market research services.

The impact of the slowdown in the US economy was compounded by unfair pricing practices by certain manufacturers due to their non contribution to the Master Settlement Agreement. Despite such difficult market conditions, King Maker Marketing clocked a gross sales turnover of US$ 31 million and a profit after tax of US$ 0.1 million for the period ended 30.4.2002. King Maker Marketing paid a preferential dividend of US$ 100,000 to your Company.

REAL ESTATE

As stated in this Report last year, your Company expects to redeem its investments over time as and when economic revival makes it attractive to develop the substantial real estate assets. During the year under review there were no significant events to report in this area.

AUDIT AND SYSTEMS

Your Company believes that internal control is a necessary concomitant of the principle of governance that freedom of management should be exercised within a framework of appropriate checks and balances. Your Company remains committed to ensuring an effective internal control environment that provides assurance on the efficiency of operations and security of assets.

Your Company's well established internal audit process continuously monitors the adequacy and effectiveness of the internal control environment across the various businesses and the status of compliance with operating systems and policies, and assists in the formulation of risk management policies. Efforts continue to be directed at securing adequacy and effectiveness of laid down systems and policies, particularly in the new business initiatives. In the networked IT environment of your Company, validation of IT security receives focused attention of the internal audit team whose members are regularly trained on contemporary audit techniques and methodologies. The Internal Audit function also reviews the execution of all ongoing projects involving significant expenditure to ensure that project management controls are adequate.

The Audit Committee of your Board met ten times during the year. It reviewed the adequacy and effectiveness of the internal control environment and monitored implementation of internal audit recommendations. It also actively engaged in overseeing financial disclosures and in reviewing your Company's risk management policies.

HUMAN RESOURCE DEVELOPMENT

It is your Company's belief that people are at the heart of corporate purpose and constitute the primary source of sustainable competitive advantage. The thrust of your Company's human resource development efforts therefore is to create a responsive and market-driven organisation. Market connectivity, proactive response to market signals, unity of purpose and world-class execution of strategy are the hallmarks of ITC's performance culture.

In pursuit of your Company's strategy to create new engines of growth by blending competencies residing in different parts of ITC, human resource strategies continue to focus on the development of distributed leadership at all levels in the organisation.

In December 2002, senior managers of your Company engaged in a review of corporate strategy, which provided an opportunity to collectively take stock of initiatives in recent years to achieve international competitiveness in each business, to ideate on future growth opportunities and determine strategic responses. The Review served to reinforce your Company's strategic focus on enhancing market standing and internal vitality.

Your Company's belief in trust, transparency and teamwork improved employee productivity at all levels. ITC's commitment to harmonious industrial relations through partnership and collaboration resulted in enhancing effectiveness of operations, and enabled the achievement of international benchmarks in productivity and quality. Your Company's ongoing objective is to create an inspirational work climate where talented employees engage in creating sustained value for the shareholder and other stakeholders.

Your Directors record their sincere appreciation of the efforts of the 13,285 strong team of world-class employees.

ENVIRONMENT, OCCUPATIONAL HEALTH & SAFETY

Your Company's EHS Philosophy cognises for the twin needs of conservation and creation of productive resources. Your Company is therefore committed to conducting its operations with due regard for the environment, and providing a safe and healthy workplace for employees. The collective endeavour of your Company's employees at all levels is directed towards sustaining and continuously improving standards of environment, occupational health and safety in a bid to attain and exceed international benchmarks. Various international and national awards and accreditations cited earlier in this Report and in the Reports of prior years stand testimony to ITC's commitment.

Your Company continues to invest substantial resources towards implementing a host of initiatives including improvement of specific energy consumption, use of renewable energy, reduction of greenhouse gas emission, water conservation and afforestation. Over 10,000 person days were invested in EHS training, with approximately one fourth of such training specifically focused on improving environmental performance. Employees are continuously trained in the use of cutting edge techniques towards improving your Company's already impressive EHS record. Adherence to company policy and guidelines is monitored through an effective system of EHS audits. The pictorial section of this Annual Report provides glimpses of your Company's range of EHS initiatives, highlighting the contribution towards sustainable development.

EXCISE

In the Report & Accounts of the last sixteen years, your Directors have mentioned, a Show Cause Notice dated 27th March, 1987 was issued to your Company for alleged evasion of Excise Duty during the period from 1st March, 1983 to 28th February, 1987. Your Company and its contract manufacturers were asked to Show Cause as to why they should not be required to pay duty at the higher slab corresponding to the actual price of cigarettes alleged to have been charged by the retailers, amounting to an unprecedented sum of Rs. 803.78 crores besides other penalties in law.

The Commissioner of Central Excise, Delhi, by an Order dated 29th December, 1995 confirmed a differential excise duty demand of Rs. 681.54 crores against your Company and also levied a penalty of Rs. 66.50 crores on it. Personal penalties aggregating to Rs.3.15 crores were also imposed on six ex-Directors of your Company. The Commissioner also confirmed a demand of Rs. 118 crores on seven contract manufacturers of your Company and levied penalties on them aggregating to Rs. 7 crores.

Your Company preferred an Appeal to the Customs Excise and Gold (Control) Appellate Tribunal (CEGAT) against the Commissioner's Order dated 29th December, 1995 as also an Application for dispensing with the pre-deposit of the differential duty amount of Rs. 681.54 crores and penalty amount of Rs. 66.50 crores, and for stay. Similarly, all six ex-Directors of your Company, as well as the contract manufacturers, preferred Appeals to the CEGAT as also Applications for waiver of pre-deposit of the differential duty and penalty amounts, and for stay.

In respect of the contract manufacturers, the CEGAT directed that the pre-deposit of the entire amounts of differential duty and penalty should be dispensed with in their case. In the case of the six ex-Directors also directions for dispensing with the pre-deposit of the penalties were given by the CEGAT.

Further, by its Order dated 15th March, 1996 the CEGAT directed your Company to deposit Rs. 110 crores on or before 30th April, 1996 and a further amount of Rs. 240 crores in eight equal monthly instalments commencing 1st June, 1996. The requirement of pre-deposit of the balance differential duty amount of Rs. 331.54 crores and the entire penalty amount of Rs. 66.50 crores was waived, subject to the conditions regarding payment of instalments as indicated above and also furnishing of Bonds. In compliance with the above Order of the CEGAT, your Company deposited with the Excise Collectorates having jurisdiction over five factories of your Company, a total amount of Rs. 350 crores, and also furnished a Bond as directed.

Thereafter, the CEGAT heard the appeals between February and May 1998, and by its Order dated 4th September, 1998 :-

a) set aside the demand of differential excise duty on the contract manufacturers of ITC ;

b) set aside the penalties imposed on ITC, six of its ex-Directors and its contract manufacturers ;

c) set aside the quantification of the excise duty demand on ITC ; and

d) remanded the matter to the Adjudicating Authority for fresh quantification of duty demand on ITC in accordance with the guidelines provided in the Order and after giving ITC an opportunity of personal hearing.

Since your Company believes that it has no legal liability to pay any differential excise duty, and the Order of the CEGAT is, therefore, unsustainable in law, the Company has filed an Appeal in the Supreme Court. The Excise Department has also filed Appeals challenging the CEGAT's Order. At the admission stage, the Supreme Court, on 15th January, 1999 passed an Order to the following effect :-

a) The Appeal filed by the Company against CEGAT's Order holding the Company liable for differential duty has been admitted.

b) The Appeal filed by the Excise Department in

respect of the Company has been admitted; adjudication proceedings for fresh quantification of differential duty in accordance with CEGAT's Order may continue, but no orders pursuant to such proceedings shall be passed without the leave of the Supreme Court.

c) Excise Department's appeals in respect of the contract manufacturers have been admitted only on the limited question of their liability, if any, upto six months preceding the Show Cause Notice.

d) Excise Department's appeals challenging the quashing of penalties imposed on the former Directors have been dismissed.

A few days before the CEGAT passed its Order on 4th September, 1998 the Excise Department filed criminal complaints on 30th August, 1998 in the Economic Offences Courts at Meerut, Bangalore, Mumbai, Patna and Kolkata against the Company and the six ex-Directors on the basis of Order of the CCE, Delhi dated 29th December, 1995. These prosecutions are being contested by your Company and the individuals.

On applications moved by the ex-Directors, the proceedings before the Bangalore, Kolkata and Meerut Courts have been stayed by the High Court of Karnataka, the Calcutta High Court and the Allahabad High Court respectively.

With regard to the period prior to March, 1983, various Show Cause Notices were issued in respect of Bangalore, Saharanpur and Munger factories of the Company between 1975 and 1985. These Show Cause Notices were assigned to the Director General of Inspection, Customs & Central Excise, New Delhi ('DG') who passed his Order on 10th April, 1986. Although the differential duty payable under the DG's Order was determined and paid by your Company on an admitted interpretation of Rule 5 of Central Excise (Valuation) Rules (which interpretation has since been upheld by the CEGAT and affirmed by the Supreme Court), the Excise Department raised doubts on such interpretation and issued revised demands under the DG's Order, in respect of Bangalore, Munger and Saharanpur factories. The Bangalore demand for Rs.27.58 crores was set aside by the Commissioner (Appeals), Bangalore, by his Order dated 22nd November, 1999 against which the Department has filed an Appeal and the same is pending before CEGAT. The Saharanpur demand of Rs.80.30 crores was confirmed by the Commissioner (Appeals) to the extent of Rs.76.03 crores, against which your Company filed an Appeal before CEGAT, Delhi. Since your Company had made a pre-deposit of Rs.20 crores for hearing of its Appeal by the Commissioner (Appeals), CEGAT stayed recovery of the remaining amount of Rs.56.03 crores pending disposal of the Company's Appeal before it. By an Order dated 28th November, 2001, a three-member Bench of the CEGAT to whom the Appeal was referred, answered all questions arising in the Appeal in favour of your Company. Thereafter, the CEGAT by its Order dated 2nd August, 2002 allowed the appeal of your Company by setting aside the demand for Rs.76.03 crores and remanding the matter to the Asst. Commissioner for re-quantification in accordance with the Order of its three-member Bench. The Department has filed an Appeal before the Supreme Court which has been admitted for hearing. As regards the Munger factory the revised demand of Rs.8.29 crores under the DG's Order was dropped by the Commissioner of Central Excise, Patna vide his Order dated 20th September, 2001.

As mentioned in the Report of the Directors for 1987 and thereafter, the Excise Department, during 1987 and 1988, again reopened some of the issues already settled by the Order of the DG, by issuing fresh Show Cause Notices in respect of the period upto 28th February, 1983. The Notices proposed to recover differential duties of Rs.43.88 crores (for Munger factory), Rs.143.22 crores (for Bangalore factory), Rs.31.05 crores (for Kidderpore factory), Rs.41.51 crores (for Parel factory) and Rs.26.43 crores (for Saharanpur factory). All these Notices were assigned to the Commissioner of Central Excise, Delhi, for investigation and adjudication. Your Company, apart from denying any liability as claimed in the Notices, challenged the maintainability of all these Show Cause Notices.

As mentioned in the 1997 Report of the Directors, the Commissioner of Central Excise, Delhi, passed orders directing the Departmental Authorities to finalise the assessments in respect of Bangalore, Parel and Munger factories for the pre-March 1983 period. On an Appeal filed by your Company against an Order of the Commissioner, rejecting the Company's contentions on the issue of maintainability, the CEGAT, Chennai, by its judgement dated 13th January, 2000 upheld the contention of your Company and set aside the Bangalore Show Cause Notice for Rs.143.22 crores with the direction, inter alia, that the allegations made therein should be considered while finalising the assessments in respect of the Bangalore factory, which has been your Company's contention all along. Though the Department filed an Appeal in Supreme Court against the Order of CEGAT, Chennai and the same was pending, pursuant to the Order of CEGAT, Chennai, the Assistant Commissioner, Central Excise, Bangalore, by his Order dated 26th July, 2001 demanded a differential duty of about Rs.583 crores for the cigarettes cleared from the Bangalore factory during the period 1st October, 1975 to 28th February, 1983 and this demand also took into account the effect of the DG's order which culminated in the Order dated 22nd November, 1999 passed by the CCE (Appeal), Bangalore. On an appeal filed by your Company, the Commissioner (Appeals) initially stayed the demand on pre-deposit of Rs. 20 crores and subsequently by an Order dated 30th August, 2002, set aside the said Order and Demand dated 26th July, 2001. On requantification in accordance with the said Appellate order, the Department has determined that your Company has made excess duty payment of Rs. 3.76 crores. The Department's Appeal against the Order dated 13th January, 2000, passed by CEGAT, Chennai was dismissed by the Supreme Court by its Order dated 6th March, 2003 as infructuous.

Your Company's Appeals against similar Orders passed by the Commissioner of Central Excise, New Delhi during September, 1996 relating to the Show Cause Notices issued in respect of Munger and Parel factories are pending before CEGAT, Kolkata and Delhi respectively. As regards the Show Cause Notice in respect of Saharanpur factory, your Company has filed a Writ Petition in the Delhi High Court which is pending.

Despite the differential duty on account of notional interest on Security Deposit for excise valuation on cigarette clearances during the period 1st July, 1980 to 30th June, 1983 from Parel factory consequent to DG's Order having been paid by your Company in the year 1986 itself, the Excise Authorities were also persisting with two more Notices, issued in 1983 and 1984 for a total sum of Rs.57.66 crores. These two Notices were also assigned to the Commissioner of Central Excise, Delhi, for investigation and adjudication. The Commissioner, Delhi, by his order dated 13th September, 1996 rejected your Company's contentions on maintainability of the Notices, especially after DG's Order but restricted the demand to Rs.75.27 lakhs (as against Rs.57.66 crores originally proposed) which amount has been directed to be adjusted with the equivalent amount already paid by your Company pursuant to the DG's Order. By the said Order, a penalty of Rs.5 lakhs has also been imposed on your Company. The Company has filed an Appeal before CEGAT, Mumbai against the said Order dated 30th September, 1999 which is pending.

Similarly, though the Company's Appeal against the Show Cause Notice relating to Parel factory for Rs.41.51 crores is pending before CEGAT, the Commissioner of Central Excise, Delhi by his Order dated 29th December, 2000 raised a demand for Rs.5.96 crores or such higher or lower amount as may be redetermined by the Jurisdictional Officer. By the same order the liability of the two contract manufacturers were roughly determined at Rs.83 lakhs and Rs.41 lakhs as against the differential duty of Rs.6.65 crores and Rs.2.89 crores respectively proposed in the said Show Cause Notice. Your Company and the contract manufacturers have filed separate Appeals in CEGAT, against the said Order of the Commissioner. The CEGAT has granted a complete stay against the said demands. The Department has also filed an Appeal against the said Order dated 29th December, 2000 passed by the Commissioner, Delhi before CEGAT, Delhi which is pending.

Prior to the Order dated 29th December, 2000 passed by the Commissioner, Delhi, the Deputy Commissioner of Central Excise, Mumbai I, in compliance with the earlier orders of the Commissioner, Delhi, has finalised the assessments relating to Parel factory by his Order dated 22nd September, 2000. In terms of the said Order, a sum of Rs.87.83 lakhs as excise duty is shown to have been paid in excess by your Company. The Department's Appeal against the said Order has been partially allowed as against which your Company has filed an Appeal which is pending in CEGAT, Delhi.

With respect to cigarettes and smoking mixtures cleared from the Munger factory, proceedings for finalisation pursuant to remand have resulted in the Deputy Commissioner's Orders dated 29th August,

2002 and 8th October, 2002 demanding Rs.13.09 crores and Rs. 1.73 crores respectively. On appeals filed by your Company, the Commissioner (Appeals), Patna has stayed the recovery of the demands on pre-deposit of Rs.2 crores and Rs.0.55 crores respectively.

So far as the Kidderpore factory is concerned the Notices were set aside and all pre-March 1983 valuation disputes stand resolved pursuant to the finalisation of the provisional assessments.

In accordance with the law laid down by the CEGAT and upheld by the Supreme Court, the exorbitant duty demands under the aforesaid Show Cause Notices and orders on interpretation of Rule 5 of the Central Excise Valuation Rules, 1975 would stand virtually extinguished.

Although your Company in a spirit of settlement, paid the differential Excise Duty that arose out of the Order of the Director General as early as in March 1987, and although the Excise Department's aforesaid Demands had either been quashed or stayed, the Collectorates in Meerut, Patna and Bangalore, during the year 1995, filed criminal complaints in the Special Court for Economic Offences at Kanpur, Patna and Bangalore, charging your Company and some of its Directors and employees who were employed with your Company during the period 1975 to 1983 with offences under the Central Excises & Salt Act, 1944, purportedly on the basis of the Order of the Director General dated 10th April, 1986. Your Directors are advised that no prosecution would lie on the basis of the aforesaid Order of the Director General dated 10th April, 1986. In fact, the Special Court in Kanpur, which initially took cognisance of the complaints, subsequently, on applications filed by the individuals concerned, discharged them. Similar applications were filed by the individuals in the Special Court in Patna, which are pending. On applications moved by the individuals concerned, the Karnataka High Court, by its Order dated 31st August, 2001 quashed the complaint in so far as the said individuals are concerned. Following the Order passed by the Karnataka High Court, the Magistrate has quashed the Complaint by his Order dated 28th September, 2001.

In all the above instances, your Directors are of the view that your Company has a strong case and the Show Cause, the Demand Notices and the Complaints are not sustainable.

Since your Company is contesting the above cases and contending that the Show Cause, the Demand Notices and the Complaints are not sustainable, it does not accept any liability in this behalf. Your attention is drawn to the Note 19(v) in the Schedules to the Accounts and Note 19 (iii) in the Schedules to the Consolidated Financial Statements.

RECOVERY OF DUES FROM THE CHITALIAS AND ENQUIRY BY THE ENFORCEMENT DIRECTORATE

You are aware that your Company had secured from the District Court of New Jersey, U.S.A, a decree for US$12.19 million together with interest and costs against Suresh and Devang Chitalia of U.S.A and their companies, and that the Chitalias had filed Bankruptcy Petitions before the Bankruptcy Court, Orlando, Florida, which are being contested by your Company.

As detailed in the previous Reports of the Directors, the Chitalias made an Offer of Judgement proposing that they would submit to a judgment of the Bankruptcy Court disallowing their applications to be discharged as bankrupt provided your Company withdrew its objections to their claims for exemption in respect of some of their assets. Based on the advice of your Company's U.S. Counsel that the Chitalia's Offer be accepted, since under the U.S. law, they would be entitled to these exemptions, your Company accepted the Offer and the Bankruptcy Court ordered accordingly, thereby defeating the objective of the Chitalias to get themselves discharged as bankrupt.

However, considering the fact that the Trustees to the bankruptcy estate of the Chitalias have not been able to recover any significant assets of the Chitalias in the last 4 years, and considering that if and when a favourable decree is passed in the suit filed in India against the Chitalia associates recoveries on that decree will be in Indian rupees only (as detailed in the Report of the Directors last year), your Company sought and obtained the permission of the Reserve Bank of India to write off the export dues from the Chitalias totaling US$12.19 million. Your Company continues to pursue recovery in the Indian suit against the Chitalia associates. The suit is in progress.

Subsequent to the issue of the Opportunity Notices from the Enforcement Directorate, as stated in the Report of the Directors last year, your Company has been served with summons in four cases of prosecution launched by the Enforcement Directorate in Kolkata. In the proceedings initiated by the Enforcement Directorate, the process of inspection of the voluminous documents, relating to the Show Cause Memoranda are yet to be completed, since the Enforcement Directorate has suspended inspection. While your Company requested the Directorate to permit resumption of inspection and was awaiting the Directorate's response, in February 2003, your Company received Notices for Adjudication Proceedings in respect of 5 of the aforesaid Show Cause Memoranda. The Adjudication hearings are in progress.

TAXATION

As mentioned in the Report of the Directors for the last five years, the Company had obtained stay orders from the Hon'ble Calcutta High Court in respect of the notices served by the Income Tax Department for re-opening the past assessments for the period 1st July, 1983 to 30th June, 1986. This status remains unchanged.

As also stated in the Report of the Directors for the last five years, in respect of similar notices from the Income Tax Department for re-opening the past assessments for the period 1st April, 1990 to 31st March, 1993, the Hon'ble Calcutta High Court had admitted the Writ Petitions and ordered that no final assessment orders be passed without the leave of the Court. This status also remains unchanged.

PUBLIC DEPOSITS

As at March 31, 2003 your Company had Fixed Deposits of Rs. 114 lakhs. No fresh / renewal of deposits were accepted during the financial year. There was no failure to make repayments of fixed deposits on maturity and the interest due thereon in terms of the conditions of your Company's Schemes. Reminders have been sent to 569 persons who did not claim repayment of their deposits which had become due, amounting to Rs. 71.81 lakhs. The cases of fraudulent encashments as reported in previous years continue to be under investigation by the police authorities.

INVESTOR SERVICE CENTRE

The Investor Service Centre of your Company, the in-house Registrar, benchmarked for its best-in-class investor servicing, continues to provide efficient and prompt service to investors through a trained and dedicated team of professionals backed by state-of-the-art infrastructure and systems.

The section on 'Investor Relations' in your Company's website continues to serve as a user-friendly online guide to investors.

DELISTING OF ORDINARY SHARES FROM SOME STOCK EXCHANGES

The Ordinary Shares of your Company are presently listed on eleven Indian Stock Exchanges viz. National Stock Exchange (NSE), Stock Exchange - Mumbai (BSE) and the Stock Exchanges at Ahmedabad, Bangalore, Chennai, Cochin, Delhi, Hyderabad, Kanpur, Kolkata and Pune.

Data on trading volumes indicates that the Company's shares are not traded in material volumes at Stock Exchanges other than NSE and BSE. NSE and BSE account for more than 95% of the traded volumes of the Company's shares and have extensive networking of trading terminals, which facilitates trading by Members / Investors across the country.

The Board of Directors of your Company at its meeting held on 23rd May, 2003 accordingly recommended for the approval of the Members, the proposal to voluntarily delist the Company's shares from the eight Stock Exchanges at Ahmedabad, Bangalore, Chennai, Cochin, Delhi, Hyderabad, Kanpur and Pune. The Company's shares will however continue to remain listed on the NSE, BSE and the regional Calcutta Stock Exchange.

A Special Resolution seeking your approval to such delisting is appearing in the Notice convening the 92nd Annual General Meeting of the Company.

DIRECTORS

Shri Mudambai V. Muthu ceased to be a Non-Executive Director of your Company with effect from 29th July, 2002, consequent upon withdrawal of his nomination by IFCI Limited. Shri Rangarajan Vasudevan also ceased to be a Non-Executive Director of your Company with effect from 14th August, 2002, as a consequence of Industrial Development Bank of India advising your Company of a fresh nomination.

Your Directors would like to record their appreciation of the services rendered by Sarvashri Muthu and Vasudevan.

Industrial Development Bank of India appointed Shri Thirukkurugavoor Muthiah Nagarajan as its nominee on the Board of Directors of your Company with effect from 14th August, 2002.

Dr. Basudeb Sen, Shri Balakrishnan Vijayaraghavan and Dr. Ram S. Tarneja were re-appointed as Non-Executive Directors of your Company with effect from 27th August, 2000 for a period of three years, and accordingly their present term of appointment will expire on 26th August, 2003. The Board of Directors of your Company at its meeting held on 23rd May, 2003, recommended for the approval of the Members, their re-appointment as Non-Executive Directors of your Company, liable to retire by rotation, for a further period not exceeding five years with effect from 27th August, 2003.

Shri Anup Singh was re-appointed as Director and also Wholetime Director of your Company for a period of three years with effect from 21st November, 2000, and his present term of appointment will expire on 20th November, 2003. The Board of Directors of your Company at its meeting held on 23rd May, 2003 also recommended for the approval of the Members, the re-appointment of Shri Singh as Director, liable to retire by rotation, and also as Wholetime Director of the Company for a further period not exceeding five years from 21st November, 2003.

Notices have been received from Members of the Company under Section 257 of the Companies Act, 1956 for the re-appointment of Dr. Sen, Shri Vijayaraghavan, Dr. Tarneja and Shri Singh as Directors. Appropriate resolutions seeking your approval to their re-appointment are appearing in the Notice convening the 92nd Annual General Meeting of the Company.

In accordance with the provisions of Article 91 of the Articles of Association of the Company, Dr. Ram S. Tarneja, Shri Anup Singh, Shri Krishnamoorthy Vaidyanath and Shri Yesh Pall Gupta will retire by rotation at the ensuing Annual General Meeting of your Company and, being eligible, offer themselves for re-election. Your Board of Directors has also recommended their re-appointment.

AUDITORS

The Auditors, Messrs. A. F. Ferguson & Co., retire at the ensuing Annual General Meeting and, being eligible, offer themselves for re-appointment. Since not less than 25% of the subscribed share capital of your Company is held collectively by Public Financial Institutions, the re-appointment of Auditors is being proposed as a Special Resolution in accordance with Section 224A of the Companies Act, 1956.

EMPLOYEE STOCK OPTION SCHEME

It may be recalled that the Members, at the Extraordinary General Meeting held on 17th January, 2001, approved formulation of the 'Employee Stock Option Scheme' ('Scheme') for the eligible employees of your Company and its Directors, and also for the eligible employees including Managing/ Wholetime Directors of subsidiary companies of your Company. In terms of the resolution passed by the Members, the Ordinary Shares to be issued and allotted upon exercise of Options by the eligible employees should rank pari passu in all respects with the existing Ordinary Shares of the Company, except that such Ordinary Shares would be entitled to dividend on pro rata basis from the date of allotment thereof. However, National Securities Depository Limited in a letter dated 20th March, 2003 has advised your Company that, in terms of a directive of the Securities and Exchange Board of India, companies, whose shares are required to be traded in the dematerialised form, are to issue shares that are pari passu in all respects. No Options have yet been exercised, and accordingly no Ordinary Shares have so far been allotted under the Scheme.

In view of the above, the Board of Directors of your Company decided, on the recommendation of the Compensation Committee, which is authorised by the Members under the Scheme, that the Ordinary Shares to be issued and allotted upon exercise of Options have to rank pari passu in all respects with the existing Ordinary Shares, including entitlement to dividend. The Scheme was accordingly amended by your Board of Directors.

Pursuant to the Scheme, 6,27,070 Options were granted for the financial year 2001-02 to the eligible employees of your Company and those of the Company's subsidiary companies. The Company's

Auditors, Messrs. A. F. Ferguson & Co., have certified that the Scheme has been implemented in accordance with the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and the resolution passed by the Members at the aforesaid General Meeting.

Details of the Options granted up to 31st March, 2003, as required under Clause 12 of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, are set out in the Annexure to this Report.

DIRECTORS' RESPONSIBILITY STATEMENT

As required under Section 217 (2AA) of the Companies Act, 1956, your Directors confirm having :

a) followed in the preparation of the Annual Accounts, the applicable accounting standards with proper explanation relating to material departures;

b) selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of your Company at the end of the financial year and of the profit of your Company for that period;

c) taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of your Company and for preventing and detecting fraud and other irregularities; and

d) prepared the Annual Accounts on a going concern basis.

CONSOLIDATED FINANCIAL STATEMENTS

In accordance with Accounting Standard 21- Consolidated Financial Statements, ITC Group Accounts form part of this Report & Accounts. These Group Accounts also incorporate the Accounting Standard 23- Accounting for Investments in Associates in Consolidated Financial Statements and also Accounting Standard 27-Financial Reporting of Interests in Joint Ventures issued by the Institute of Chartered Accountants of India and applicable from the financial year 2002-03. These Group accounts have been prepared on the basis of audited financial statements received from Subsidiary, Associate and Joint Venture Companies, as approved by their respective Boards.

OTHER INFORMATION

The certificate of the Auditors, Messrs. A. F. Ferguson & Co. confirming compliance of conditions of Corporate Governance as stipulated under Clause 49 of the Listing Agreement with the Stock Exchanges in India, is annexed. Particulars as required under Section 217(1)(e) of the Companies Act, 1956 relating to Conservation of Energy and Technology Absorption are also provided in the Annexure to this Report together with particulars of Employees as required under Section 217(2A) of the Companies Act, 1956.

FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements that involve risks and uncertainties. When used in this Report, the words "anticipate", "believe", "estimate", "expect", "intend", "will" and other similar expressions as they relate to your Company and/or its businesses are intended to identify such forward-looking statements. Your Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their dates. This Report should be read in conjunction with the financial statements included herein and the notes thereto.

CONCLUSION

Your Company continues its relentless focus on strengthening competitiveness in all its businesses. It is the endeavour of your Company to deploy resources in a balanced manner so as to secure the interest of the shareholders in the short, medium and long terms.

Your Directors look forward to the future with confidence.

23rd May, 2003
Virginia House
37 J L Nehru Road
Kolkata 700 071
India

On behalf of the Board

Y. C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*

ITC Limited

ANNEXURE TO THE REPORT OF THE DIRECTORS

FOR THE FINANCIAL YEAR ENDED 31ST MARCH, 2003

Statement as at 31st March, 2003, pursuant to Clause 12 (Disclosure in the Directors' Report) of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.

a) Options granted : 9,66,189 Options granted till 31st March, 2003, as follows:

- 3,39,119 Options granted in 2001, for the financial year 2000-01, at an Exercise Price of Rs.779.95 per Option.
- 6,27,070 Options granted in 2002, for the financial year 2001-02, at an Exercise Price of Rs.617.90 per Option.

b) Pricing formula : Options have been granted at the closing market price of the Ordinary Shares of the Company on the National Stock Exchange of India Limited, on the date of grant of Options.

c) Options vested : 94,253

d) Options exercised : Nil

e) The total number of Ordinary Shares arising as a result of exercise of Options : Nil

f) Options lapsed : 71,001*

g) Variation of terms of Options : The Ordinary Shares to be issued and allotted upon exercise of Options will rank pari passu in all respects with the existing Ordinary Shares of the Company.

h) Money realised by exercise of Options : Nil

i) Total number of Options in force : 8,95,188

j) i. Details of Options granted to senior managerial personnel : As provided below

	Name	Designation	No. of Options granted (cumulative) as on 31st March, 2003
1	Y. C. Deveshwar	Chairman & Wholetime Director	62,651
2	S. S. H. Rehman	Wholetime Director	26,104
3	A. Singh	Wholetime Director	26,104
4	K. Vaidyanath	Wholetime Director	20,883
5	C. R. Green	Non-Executive Director	7,692
6	Y. P. Gupta	Non-Executive Director	17,402
7	Ajeet Prasad	Non-Executive Director	9,710
8	P. B. Ramanujam	Non-Executive Director	17,402
9	B. Sen	Non-Executive Director	17,402
10	Ram S. Tarneja	Non-Executive Director	17,402
11	B. Vijayaraghavan	Non-Executive Director	17,402
12	K. S. Vaidyanathan	Senior Vice President, Corporate Affairs	15,662
13	A. Nayak	Executive Vice President, Corporate Human Resources	15,662
14	R. Srinivasan	Divisional Chief Executive, PPD	15,662
15	B. B. Chatterjee	Executive Vice President & Company Secretary	9,216
16	S. M. Ahmad	Executive Vice President - Marketing, ITD	8,049
17	O. Ahmed	Chief of Product Development, ITD	8,159
18	P. Banerjea	Executive Vice President - Finance & MIS, ITD	8,131
19	S. Basu	Executive Vice President, Internal Audit	7,866
20	K. C. Biddappa	Vice President - Marketing & R&D, ILTD	2,697
21	A. Chand	General Manager - Marketing & Retail Operations, LRBD	3,278
22	P. Chatterjee	Executive Vice President & Corporate Financial Controller	8,475
23	C. Dar	Divisional Chief Executive, LRBD	7,633
24	H. M. Dar	General Manager - Trade Marketing & Distribution, ITD	2,920
25	C. S. Das	SBU Chief Executive, GCB	5,996

	Name	Designation	No. of Options granted (cumulative) as on 31st March, 2003
26	P. Dhobale	Divisional Chief Executive, PSPD	8,798
27	D. Ganesh	Chief Engineer, ITD	7,162
28	K. N. Grant	Divisional Chief Executive, ITD	15,662
29	P. Gupta	General Manager, Taxation	6,592
30	R. G. Jacob	Head of Corporate Quality & Product Development	15,662
31	S. Keshava	General Manager - New Business Development, ITD	6,758
32	N. Lakshminarayanan	Divisional Risk Officer, IBD	6,107
33	U. Lall	Executive Vice President - Tobacco & Regulatory Affairs, ITD	8,379
34	B. N. Malhotra	Executive Vice President, Projects	8,928
35	H. Malik	General Manager - Marketing, Foods Division	2,718
36	K. T. R. Nambiar	Vice President - Finance, PSPD	4,462
37	R. S. Naware	Divisional Chief Executive, Foods Division	8,740
38	R. Parasuram	Vice President - Finance, ITD	6,462
39	A. Pathak	General Manager - Finance, Foods Division	6,856
40	N.V.S.S.V. Prasad	Vice President - Processing & Technology, ILTD	3,137
41	K. V. Raghavaiah	General Manager, Corporate Human Resources	6,938
42	T. V. Ramaswamy	Executive Vice President - Technical & HR, ITD	8,011
43	S. Rangrass	General Manager - Human Resources, ITD	7,102
44	A. K. Rao	General Manager - Technology Centre, ITD	6,631
45	S. Janardhana Reddy	Divisional Chief Executive, ILTD	7,177
46	S. C. Rustagi	Executive Vice President, Corporate EHS	7,292
47	P. Sengupta	Vice President - Finance & MIS, LRBD	5,230
48	S. K. Singh	Executive Vice President - Manufacturing, PSPD	7,633
49	S. Sivakumar	Divisional Chief Executive, IBD	7,610
50	R. Sridhar	Vice President - HRD & Public Affairs, ILTD	6,983
51	B. Sumant	General Manager - Operations, ITD	3,024
52	K. S. Suresh	Company Solicitor	7,622
53	P. K. Talwar	Executive Vice President - Finance, PSPD	8,215
54	R. Tandon	General Manager, Corporate Finance	7,483
55	S. Wanchoo	General Manager - Brands, ITD	5,800
56	S. H. Venkatramani	Head of Corporate Communications	5,513

ii. Any employee who received a grant in any one year of Options amounting to 5% or more of the Options granted during that year. : None

iii. Identified employees who were granted Options during any one year, equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the Company at the time of grant. : None

k) Diluted Earnings per Share (EPS) pursuant to issue of shares on exercise of Options calculated in accordance with International Accounting Standard (IAS) 33. : NA

* Includes Options granted to Sarvashri R. Vasudevan and M. V. Muthu, Non-Executive Directors of the Company, which have lapsed during the financial year consequent upon cessation of their Directorship.

ITD	-	India Tobacco Division
ILTD	-	Indian Leaf Tobacco Development Division
IBD	-	International Business Division
PSPD	-	Paperboards & Specialty Papers Division
PPD	-	Packaging & Printing Division
LRBD	-	Lifestyle Retailing Business Division
GCB	-	Greeting Cards Business

ANNEXURE TO THE REPORT OF THE DIRECTORS

Particulars of Employees under Section 217(2A) of the Companies Act, 1956 and forming part of the Report of the Directors

Name	Age	Designation/ Nature of Duties	Gross Remuneration (Rs.)	Net Remuneration (Rs.)	Qualifications	Experience (Years)	Date of Commencement of Employment	Previous Employment/ Position Held
1	2	3	4	5	6	7	8	9
Employed throughout the year and in receipt of remuneration aggregating Rs 24,00,000 /- or more per annum.								
Ahmad S.M.	49	Exec V.P. Marketing (ITD)	25,12,289	11,33,565	M.A.	26	06.03.1980	ANZ Grindlays Bank, Plc.
Chatterjee B.B.	50	Exec V.P. & Co. Secretary	28,31,572	12,88,551	B.Com.(Hons.), F.C.A., F.C.S.,LL.B.	25	16.05.1983	Wacsgen, Deputy Mgr.
Deveshwar Y.C.	56	Executive Chairman	1,73,37,527	70,36,613	B.Tech.(Mech.)	34	11.02.1994	Air India Ltd., Chairman & M.D.
Grant K.N.	45	Div. Chief Exec. (ITD)	38,77,873	16,17,826	B.A.(Hons.), M.B.A.	24	02.06.1980	DCM Ltd., Mgmt. Trainee
Jacob R.G.	57	Head of Corp. Quality & Product Devt.	38,98,648	16,12,156	B.Tech.	36	15.09.1967	—
Lall U.	52	Exec. V.P., Tobacco & Regulatory Affairs (ITD)	24,29,307	10,28,168	B.A.(Hons.)	31	03.01.1972	PARCO, Officer on Spl. Duty
Naware R.	53	Div. Chief Exec. (Foods)	31,43,645	12,32,594	B.Tech., M.M.S.	30	01.07.1974	Otis Elevator Co. (P) Ltd., Mgmt. Trainee
Nayak A.	51	Exec. V.P., Corporate Human Resources	42,75,555	18,05,505	B.Sc., P.G.D.I.R.	30	14.05.1973	—
Ramaswamy T.V.	51	Exec. V.P., Technical & H.R. (ITD)	25,27,797	10,76,978	B.E., M.M.S.	29	01.07.1974	—
Rehman S.S.H.	59	Executive Director	77,58,428	30,01,070	Graduate, Indian Army	39	21.11.1997	ITC Hotels Ltd., Managing Director
Sarkar A.C.	62	Exec. V.P., Industry Affairs	29,37,584	11,12,619	B.A.(Hons.)	43	01.12.1960	Hindustan Steel Ltd., Graduate Apprentice
Singh A.	58	Executive Director	77,72,417	30,55,326	B.Tech.(Hons.)	35	01.03.1968	—
Sivakumar S.	42	Div. Chief Exec. (ABD)	29,44,872	14,52,476	B.Sc., P.G. Dip. in Rural Mgmt.	20	18.09.1989	Gujarat Co-op Oil Seeds Growers' Federation Ltd., Mgr. Mktg.
Srinivasan R.	51	Div. Chief Exec. (PPD)	39,13,066	16,40,034	B.Tech.(Hons.)	29	10.09.1974	—
Suresh K.S.	43	Company Solicitor	24,93,684	11,35,690	B.A., B.L., P.G.D.P.M., I.R. & L.W.	20	01.09.1990	Chambers of Sri C.S. Venkata Subramaniam, Advocate
Vaidyanath K.	53	Executive Director	59,94,474	24,77,989	B.Com.(Hons.), M.B.A.	30	16.01.1976	Shriram Refrigeration Industries Ltd., Mgmt. Trainee
Vaidyanathan K.S.	63	Sr. V.P., Corp. Affairs	46,22,273	20,06,110	B.Com.(Hons.)	40	08.10.1982	TVS Southern Roadways Ltd., Resident Mgr.

Particulars of Employees under Section 217(2A) of the Companies Act, 1956 and forming part of the Report of the Directors

Name	Age	Designation/ Nature of Duties	Gross Remuneration (Rs.)	Net Remuneration (Rs.)	Qualifications	Experience (Years)	Date of Commencement of Employment	Previous Employment/ Position Held
1	2	3	4	5	6	7	8	9
Employed for a part of the year and in receipt of remuneration aggregating Rs 2,00,000 /- or more per month.								
Chakravarty D.N.	58	Asst. Materials (ITD)	2,01,464	1,92,980	B.Com.(Hons.), LL.B.	37	04.10.1985	Roadmaster Ind. (I), Asst. Sales Manager
Chalapathi Rao P.V.S.S.	50	Leaf Manager (ABD)	6,77,304	4,18,582	B.Sc.	25	01.03.1977	—
Gune N.V.	53	V.P. Tech., R. & D. (PSPD)	3,10,912	2,22,974	B.Tech., P.G.D. in Paper Tech., Ph.D. (Chem. Eng.)	25	07.03.1986	Univ. of British Columbia Research Asst.
Jhabak M.K.	46	V.P., Corp. Affairs	10,08,114	5,18,401	B.Com.	24	01.09.1987	ITC Classic Finance Ltd.
Malik R.	45	Services Loaned to Associate Co.	14,53,242	8,55,098	B.A.(Hons.)	22	01.07.1980	—
Ramakrishnan N.	49	V.P., Legal (PSPD)	8,37,071	4,72,112	M.Com., LL.M., A.C.S.	29	05.05.1982	Shree Padma Paper Mills Ltd., Co. Secretary
Ramana K.V.	56	Audit & Systems Mgr. (ABD)	2,99,034	2,97,781	B.Com.(Hons.)	31	11.01.1973	Associated Glass Industries Ltd., Accountant
Reddy M.D.	58	G.M. Exports (ABD)	8,74,127	5,69,752	B.Sc., LL.B., LL.M.	37	10.01.1972	Tungabhadra Industries, Processing I.C.
Satyanarayana M.	49	Exec. V.P., Finance (Spl. Projects)	21,87,658	12,49,525	B.Sc., F.C.A., A.I.C.W.A., A.C.S.	24	03.04.1979	Mysore Paper Mills, Financial Accountant
Sengupta R.	58	Exec. V.P., H.R. (ITD)	12,31,393	7,95,698	M.A.(Cantab.)	38	21.07.1969	ITC Hotels Ltd., V.P., H.R.D.

Abbreviations denote :

ABD : Agri Business Division
ITD : India Tobacco Division
PPD : Packaging & Printing Division
PSPD : Paperboards & Specialty Papers Division
Foods : Foods Division

Notes :

1. Gross Remuneration comprises salary, allowances, medical reimbursement, leave travel assistance, Company's contribution to provident, pension and gratuity funds, monetary value of other perquisites computed on the basis of the Income-tax Act and Rules, leave encashment and performance bonus, where applicable.
2. Net remuneration comprises cash income less : a) income tax and surcharge deducted at source
   b) manager's own contribution to Provident Fund.
3. All appointments are/were contractual in accordance with terms and conditions as per Company rules.
4. None of the above employees is a relative of any Director of the Company.

On behalf of the Board

Y.C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*

Kolkata, May 23rd, 2003

ANNEXURE TO THE REPORT OF THE DIRECTORS

CONSERVATION OF ENERGY

INFORMATION UNDER SECTION 217(1)(e) OF THE COMPANIES ACT, 1956 READ WITH COMPANIES (DISCLOSURE OF PARTICULARS IN THE REPORT OF BOARD OF DIRECTORS) RULES, 1988 AND FORMING PART OF THE DIRECTORS' REPORT

a) Energy conservation measures taken :

i) Upgradation of power generation and distribution system for long term energy savings.
ii) Installation of higher efficiency air conditioning systems resulting in lower energy consumption.
iii) Renovation of pneumatic systems to reduce transmission losses and use of higher efficiency compressors.
iv) Utilization of waste heat from boiler flue gases through waste heat recovery boilers.
v) Use of energy efficient lighting and better use of natural lighting.

b) Additional Investment and Proposals, if any, being implemented for reduction of consumption of energy :

i) Continuing system of energy audits.
ii) Procurement of generator sets with better specific fuel consumption.
iii) Revamping of steam lines to reduce thermal losses and leakages.
iv) Auto conditioning systems in conditioning cylinders and improved lamina re-drier controls for optimizing steam consumption.

c) Impact of measures of (a) and (b) above for reduction of energy consumption and consequent impact on the cost of production of goods :

Energy conservation measures have helped the Company in its drive towards improving efficiencies and reduction in costs.

A) POWER AND FUEL CONSUMPTION

	For the Year ended 31st March, 2003	For the Year ended 31st March, 2002
Relating to Paperboards & Paper		
1. Electricity (Excluding Consumption in Colony)		
a) Purchased		
Units (KWH in Lakhs)	**165**	307
Total Amount (Rs. in Lakhs)	**801**	1229
Rate / Unit	**4.86**	4.00
b) Own Generation		
i) Through Diesel Generation Unit	**27**	37
Unit per Litre of Diesel Oil	**2.96**	3.10
Cost / Unit (Rs.)	**6.80**	5.71
ii) Through Steam Turbine/Generator		
Units (KWH in Lakhs)	**2774**	2538
Units per Kg. of Coal	**1.63**	1.59
Cost / Unit (Rs.)	**1.20**	0.94

2. Coal (Specify Quantity & Where Used)
B/C/D/E/F Grade Coal Used.

	For the year ended 31st March, 2003			For the year ended 31st March, 2002		
	Process	Power	Total	Process	Power	Total
Quantity (M.T.)	**150692**	**170438**	**321130**	148665	159348	308013
Total Cost (Rs.in Lakhs)	—	—	**4887**	—	—	4602
Average Rate (Rs.per M.T.)	—	—	**1522**	—	—	1494

	2003	2002
3. Furnace Oil		
Quantity (KL)	**1705**	847
Total Amount (Rs. in Lakhs)	**184**	77
Average Rate (Rs. / KL)	**10763**	9060
4. Others / Internal		
Generation	**N.A**	N.A.
Quantity	—	—
Total	—	—
Rate/Unit	—	—

B) CONSUMPTION PER UNIT OF PRODUCTION

	For the Year ended 31st March, 2003	For the Year ended 31st March, 2002
Products (Paper in MT)	**233237**	229762
Electricity (KWH)	**1271**	1254
Coal B/C/D/E/F Grade (M.T.)	**0.65**	0.65

TECHNOLOGY ABSORPTION

INFORMATION UNDER SECTION 217(1)(e) OF THE COMPANIES ACT, 1956 READ WITH COMPANIES (DISCLOSURE OF PARTICULARS IN THE REPORT OF BOARD OF DIRECTORS) RULES, 1988 AND FORMING PART OF THE DIRECTORS' REPORT

Research and Development

1. Specific areas in which R & D was carried out by the Company :

i) Development of high bulk folding box boards.
ii) Introduction of speciality dyes and optical whitening agent for improved light fastness in the very high brightness whiteness grades of paper and paperboards.
iii) Development of disease resistant clones of Eucalyptus.
iv) Development of high bright carborised match tissue. Development of gravure side friction for matches.

2. **Benefits derived as a result of the above R & D :**
   - i) Boards with superior surface flatness offering better graphic reproducibility.
   - ii) Stability of the paperboards/paper, to light and environmental exposure is increased.
   - iii) Higher productivity achieved in the eucalyptus plantations.
   - iv) Speciality feature for new product line of matches.

3. **Future Plan of Action :**
   - i) Development of ovenable boards for food packaging.
   - ii) Continue research on genetic improvement of Eucalyptus, Subabul, bamboo and other plywood species.
   - iii) Develop white tipping and yellow tipping base papers and printed paper for export market.

4. **Expenditure on R & D :**

		For the year ended 31st March, 2003 (Rs. in Lakhs)
i)	Capital	746
ii)	Recurring	1155
iii)	Total	1901
iv)	Total R & D Expenditure as a % of total turnover	0.17%

Technology Absorption, Adaptation and Innovation

- i) Commissioning of the new fiber line enabled continuous production of elemental chlorine free hardwood pulp.
- ii) Replacement of conical refiners by tri-disk refiners.
- iii) Modification of dewatering system in paper machines.
- iv) Adaptation of print registered film wrapping system.

Benefits Derived

- i) New Fibre line pulp has helped in reducing the AOX to a level of 0.08 kg/T and also helped develop higher brightness papers.
- ii) Has helped achieve higher energy savings.
- iii) Has helped improve formation levels and increase productivity.
- iv) Permits the establishment of communication through the pack medium.

On behalf of the Board

Y.C. DEVESHWAR *Chairman*

Kolkata, 23rd May, 2003 — K. VAIDYANATH *Director*

CERTIFICATE OF COMPLIANCE FROM AUDITORS AS STIPULATED UNDER CLAUSE 49 OF THE LISTING AGREEMENT OF THE STOCK EXCHANGES IN INDIA

CERTIFICATE

To the Shareholders

We have examined the compliance of conditions of Corporate Governance by ITC Limited for the year ended on 31st March, 2003, as stipulated in clause 49 of the Listing Agreement of the said company with stock exchanges in India.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the company for ensuring the compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We state that in respect of investor grievances received during the year ended 31st March, 2003, no investor grievances are pending against the company as per the records maintained by the company and presented to the Investor Services Committee.

We further state that such compliance is neither an assurance as to the future viability of the company nor the efficiency or effectiveness with which the management has conducted the affairs of the company.

For A.F. FERGUSON & CO.
Chartered Accountants

A.K. MAHINDRA
Partner

Kolkata, 23rd May, 2003

ITC Limited

BALANCE SHEET

AS AT 31ST MARCH, 2003

	Schedule	31st March, 2003 (Rs. in Lakhs)		31st March, 2002 (Rs. in Lakhs)	
I. SOURCES OF FUNDS					
1. Shareholders' Funds					
a) Capital	1	2,47,51		2,45,41	
b) Share Capital Suspense	1A	—		2,10	
c) Reserves and Surplus	2	51,18,11	53,65,62	41,66,47	44,13,98
2. Loan Funds					
a) Secured Loans	3	46,52		1,99,24	
b) Unsecured Loans	4	70,46	1,16,98	85,30	2,84,54
Total			54,82,60		46,98,52
II. APPLICATION OF FUNDS					
1. Fixed Assets	5				
a) Gross Block		42,52,19		36,94,58	
b) Less : Depreciation		12,45,64		11,01,90	
c) Net Block		30,06,55		25,92,68	
d) Capital Work-in-Progress		1,63,42	31,69,97	3,87,27	29,79,95
2. Investments	6		16,08,86		9,06,93
3. Current Assets, Loans and Advances					
a) Inventories	7	12,52,22		11,80,27	
b) Sundry Debtors	8	2,06,74		1,84,30	
c) Cash and Bank Balances	9	3,78,84		44,21	
d) Other Current Assets	10	8,14,34		7,52,46	
e) Loans and Advances	11	8,35,59		9,16,37	
		34,87,73		30,77,61	
Less :					
4. Current Liabilities and Provisions					
a) Liabilities	12	20,93,50		16,34,38	
b) Provisions	13	6,26,88		4,96,13	
		27,20,38		21,30,51	
Net Current Assets			7,67,35		9,47,10
5. Deferred Tax-Net	14		(63,58)		(1,35,46)
Total			54,82,60		46,98,52
Notes to the Accounts	19				
Segment Reporting	20				
Related Party Disclosures	21				
Significant Accounting Policies	22				

The Schedules referred to above form an integral part of the Balance Sheet.

Per our Report attached
For A. F. FERGUSON & CO.
Chartered Accountants
A. K. MAHINDRA
Partner
Kolkata, 23rd May, 2003

On behalf of the Board

Y.C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*
B. B. CHATTERJEE *Secretary*

ITC Limited

PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31ST MARCH, 2003

	Schedule		**For the year ended 31st March, 2003 (Rs. in Lakhs)**		For the year ended 31st March, 2002 (Rs. in Lakhs)
I. INCOME					
Sales			**1,10,24,88**		98,40,09
Other Income	15		**1,69,59**		1,42,37
			1,11,94,47		99,82,46
II. EXPENDITURE					
Raw Materials etc.	16		**22,48,42**		18,90,42
Excise Duties and Taxes on Sales of Products and Services			**51,59,10**		47,80,86
Manufacturing, Selling etc. Expenses	17		**14,93,42**		13,32,47
Depreciation			**2,37,34**		1,98,45
			91,38,28		82,02,20
III. PROFIT					
Profit before Taxation			**20,56,19**		17,80,26
Provision for Taxation	18		**6,84,84**		5,90,54
Profit after Taxation			**13,71,35**		11,89,72
Profit brought forward			**3,25,87**		2,82,50
			16,97,22		14,72,22
Transfer to Hotel Foreign Exchange Earnings Reserve		**(4,00)**		(3,00)	
Release from Hotel Foreign Exchange Earnings Reserve		**9,00**	**5,00**	—	(3,00)
Available for appropriation			**17,02,22**		14,69,22
IV. APPROPRIATIONS					
Transfer to Debenture Redemption Reserve		**—**		21,49	
Release from Debenture Redemption Reserve		**(60,50)**	**(60,50)**	(12,28)	9,21
General Reserve			**10,00,00**		8,00,00
Proposed Dividend (2002-subject to deduction of income tax)			**3,71,27**		3,34,14
Income Tax on Proposed Dividend			**47,57**		—
Profit carried forward			**3,43,88**		3,25,87
			17,02,22		14,69,22
Earnings Per Share (Face Value Rs. 10.00 each) (Basic and diluted)	19(iii)		**Rs. 55.41**		Rs. 48.07

Notes to the Accounts	19
Segment Reporting	20
Related Party Disclosures	21
Significant Accounting Policies	22

The Schedules referred to above form an integral part of the Profit and Loss Account.

Per our Report attached to the Balance Sheet
For A. F. FERGUSON & CO.
Chartered Accountants
A. K. MAHINDRA
Partner
Kolkata, 23rd May, 2003

On behalf of the Board

Y.C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*
B. B. CHATTERJEE *Secretary*

ITC Limited

CASH FLOW STATEMENT

FOR THE YEAR ENDED 31ST MARCH, 2003

(Figures for the previous year have been rearranged to conform with the revised presentation)

		For the year ended 31st March, 2003 (Rs. in Lakhs)		For the year ended 31st March, 2002 (Rs. in Lakhs)	
A.	**NET PROFIT BEFORE TAX**		**20,56,19**		17,80,26
	ADJUSTMENTS FOR :				
	Depreciation	**2,37,34**		1,98,45	
	Interest etc. – Net	**(7,90)**		13,75	
	Income from Long Term Investments	**(3,06)**		(6,78)	
	Income from Current Investments	**(4,41)**		(10,73)	
	Fixed Assets – Loss on Sale/Write off – Net	**7,68**		5,24	
	Profit on Sale of Long Term Investments	**—**		(3,72)	
	Profit on Sale of Current Investments – Net	**(42,70)**		(2,90)	
	Provision for diminution in value of Long Term Investment	**—**		1,41	
	Unrealised (Gain)/Loss on Exchange – Net	**(57)**		56	
	Provision for estimated loss on Fixed Assets held for Sale	**35,04**		—	
	Liability no longer required written back	**(20,02)**	**2,01,40**	(14,59)	1,80,69
	OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES		**22,57,59**		19,60,95
	ADJUSTMENTS FOR :				
	Trade and Other Receivables	**(44,82)**		(87,25)	
	Inventories	**(71,95)**		52,92	
	Trade Payables	**4,85,79**	**3,69,02**	2,99,63	2,65,30
	CASH GENERATED FROM OPERATIONS		**26,26,61**		22,26,25
	Income Tax Paid (net of refunds)		**(7,12,57)**		(4,56,71)
	NET CASH FROM OPERATING ACTIVITIES		**19,14,04**		17,69,54
B.	**CASH FLOW FROM INVESTING ACTIVITIES**				
	Purchase of Fixed Assets	**(4,52,41)**		(5,12,42)	
	Sale of Fixed Assets	**3,24**		87	
	Purchase of Current Investments	**(33,69,01)**		(32,29,91)	
	Sale/Redemption of Current Investments	**28,20,32**		31,65,53	
	Purchase of Long Term Investments	**(1,06,16)**		(1,27,46)	
	Sale of Long Term Investments	**3**		8,89	
	Income from Long Term Investments Received	**3,06**		6,84	
	Interest Received	**26,77**		54,19	
	Deposits towards Property Options	**—**		(17,40)	
	Loans Given	**(11,48,90)**		(2,06,34)	
	Loans Realised	**11,84,27**		1,45,62	
	NET CASH USED IN INVESTING ACTIVITIES		**(10,38,79)**		(7,11,59)
C.	**CASH FLOW FROM FINANCING ACTIVITIES**				
	Proceeds from issue of Share Capital by erstwhile ITC Bhadrachalam Paperboards Ltd.	**—**		1	
	Proceeds from Long Term Borrowings	**7,89**		12,15	
	Repayments of Long Term Borrowings	**(1,85,41)**		(1,11,13)	
	Net increase/(decrease) in Cash/Export Credit Facilities and other Short Term Loans	**9,96**		(6,04,84)	
	Interest etc. Paid	**(41,55)**		(76,25)	
	Dividends Paid	**(3,32,08)**		(2,44,10)	
	Income Tax on Dividend Paid	**—**		(25,03)	
	NET CASH FLOW USED IN FINANCING ACTIVITIES		**(5,41,19)**		(10,49,19)
	NET INCREASE IN CASH AND CASH EQUIVALENTS		**3,34,06**		8,76
	OPENING CASH AND CASH EQUIVALENTS		**44,60**		35,24
	CASH AND CASH EQUIVALENTS TAKEN OVER ON AMALGAMATION (Note 1)		**—**		60
	CLOSING CASH AND CASH EQUIVALENTS		**3,78,66**		44,60
	CASH AND CASH EQUIVALENTS COMPRISE :				
	Cash and Bank Balances	**3,78,84**		44,21	
	Unrealised Loss/(Gain) on Foreign Currency Cash and Cash Equivalents	**(18)**	**3,78,66**	39	44,60

Notes :

1. In 2001-02, cash and cash equivalents include Rs. 60 Lakhs of the erstwhile ITC Bhadrachalam Paperboards Limited taken over on amalgamation.
2. Surya Nepal (P) Limited became a subsidiary of the Company in 2002-03 on acquisition of shares, for cash, aggregating Rs. 6,16 Lakhs.

Per our Report attached to the Balance Sheet
For A. F. FERGUSON & CO.
Chartered Accountants

A. K. MAHINDRA
Partner

Kolkata, 23rd May, 2003

On behalf of the Board

Y. C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*
B. B. CHATTERJEE *Secretary*

ITC Limited

SCHEDULES TO THE ACCOUNTS

(Figures for the previous year have been rearranged to conform with the revised presentation)

	As at 31st March, 2003 (Rs. in Lakhs)	As at 31st March, 2002 (Rs. in Lakhs)
1. CAPITAL		
Authorised		
30,00,00,000 Ordinary Shares of Rs. 10.00 each	**3,00,00**	3,00,00
Issued and Subscribed		
24,75,11,886 (2002 - 24,54,14,904) Ordinary Shares of Rs. 10.00 each, fully paid	**2,47,51**	2,45,41

A) Of the above, following were allotted :

a) as fully paid up Bonus Shares –

37,90,000 in 1978-79 by Capitalisation of Capital Reserve, Share Premium Reserve and General Reserve;

45,48,000 in 1980-81 by Capitalisation of Capital Reserve and General Reserve;

3,31,68,110 in 1989-90 by Capitalisation of Capital Reserve, Share Premium Reserve, Export Promotion Reserve and General Reserve;

3,98,01,732 in 1991-92 by Capitalisation of General Reserve;

12,13,18,177 in 1994-95 by Capitalisation of General Reserve.

b) as fully paid up Shares –

1,05,95,075 in 1991-92 consequent to the merger of erstwhile Tribeni Tissues Limited to the Shareholders of erstwhile Tribeni Tissues Limited.

20,96,982 in 2002-03 consequent to the amalgamation of erstwhile ITC Bhadrachalam Paperboards Limited to the Shareholders of erstwhile ITC Bhadrachalam Paperboards Limited.

B) The Company has granted (net of options lapsed):

a) 3,06,598 (2002 - 3,16,043) share options in 2001-02 under the Employees' Stock Option Scheme at the closing market price on the date of grant of options. Thirty percent of these options vested on 30th May, 2002, a further thirty percent will vest on 30th May, 2003 and the balance on 30th May, 2004. None of the vested options has been exercised.

b) 5,88,590 share options in 2002-03 under the Employees' Stock Option Scheme at the closing market price on the date of grant of options. Thirty percent of these options vested on 22nd May, 2003, a further thirty percent will vest on 22nd May, 2004 and the balance on 22nd May, 2005.

	2003	2002
1A. SHARE CAPITAL SUSPENSE		
Share Capital Suspense	—	2,10

Nil (2002-20,96,982 Ordinary Shares of Rs.10.00 each, fully paid, issued in 2002-03 pursuant to the Amalgamation of erstwhile ITC Bhadrachalam Paperboards Limited with the Company).

SCHEDULES TO THE ACCOUNTS

2. RESERVES AND SURPLUS

	As at 31st March, 2003 (Rs. in Lakhs)		As at 31st March, 2002 (Rs. in Lakhs)	
General Reserve				
At commencement of the year	**30,47,57**		22,45,35	
Less: Deferred Tax adjustment on initial adoption	**—**		51,64	
	30,47,57		21,93,71	
Add: On amalgamation*	**—**		53,86	
Add: From Profit and Loss Account	**10,00,00**	**40,47,57**	8,00,00	30,47,57
Debenture Redemption Reserve				
At commencement of the year	**71,44**		55,50	
Add: On amalgamation*	**—**		6,73	
Add: From Profit and Loss Account	**—**		21,49	
	71,44		83,72	
Less: To Profit and Loss Account	**60,50**	**10,94**	12,28	71,44
Share Premium				
At commencement of the year	**2,84,58**		2,74,08	
Add: On amalgamation* (including Rs. 1 Lakh received in 2002)	**—**	**2,84,58**	10,50	2,84,58
Capital Reserve				
At commencement of the year	**2,46**		2,22	
Add: On amalgamation* (including Rs. 9 Lakhs received in 2002)	**—**	**2,46**	24	2,46
Revaluation Reserve				
At commencement of the year	**62,50**		63,45	
Less: To Profit and Loss Account				
– Depreciation	**79**		94	
– Disposal of Fixed Assets	**8**	**61,63**	1	62,50
Hotel Foreign Exchange Earnings Reserve				
At commencement of the year	**9,00**		6,00	
Add: From Profit and Loss Account	**4,00**		3,00	
	13,00		9,00	
Less: To Profit and Loss Account	**9,00**	**4,00**	—	9,00
Contingency Reserve				
At commencement of the year	**3,63,05**		3,60,00	
Add: On amalgamation*	**—**	**3,63,05**	3,05	3,63,05
Profit and Loss Account		**3,43,88**		3,25,87
		51,18,11		41,66,47

*Reserves (net of adjustments) taken over consequent to the amalgamation of erstwhile ITC Bhadrachalam Paperboards Limited with the Company.

SCHEDULES TO THE ACCOUNTS

3. SECURED LOANS	As at 31st March, 2003 (Rs. in Lakhs)	As at 31st March, 2002 (Rs. in Lakhs)
Debentures * (Includes Rs. 21,87 Lakhs repayable within one year)	**21,87**	1,42,87
Loans and Advances from Banks		
Cash/Export Credit Facilities **	**19,65**	36,37
Other Loans *** (Includes Rs. 4,50 Lakhs repayable within one year)		
From Financial Institutions		
Industrial Development Bank of India	**5,00**	15,00
The Industrial Finance Corporation of India	**—**	5,00
	46,52	1,99,24

These comprise :

* (i) 1,00,00,000 (2002-1,00,00,000) 16.50% Non-Convertible Privately Placed Debentures of Rs. 100/- each (amount outstanding per Debenture being lower and varying among debentureholders on account of repayments and prepayments), secured by equitable mortgage over certain immovable properties and charge over certain movable assets of the Company subject to prior charges created/to be created in favour of Bankers for securing Working Capital requirements, redeemable at par in three yearly instalments, from 12th September, 2001 - Rs. 21,87 Lakhs (2002 - Rs. 46,43 Lakhs).

(ii) Nil (2002 - 5,000) 14.50% Non-Convertible Privately Placed Debentures of Rs. 1,00,000/- each, secured by equitable mortgage of certain immovable properties of the Company redeemable at par on 3rd March, 2003 - Rs. Nil (2002 - Rs. 50,00 Lakhs).

(iii) Nil (2002 - 614) 15% Non-Convertible Privately Placed Debentures of Rs. 5,00,000/- each, (amount outstanding per Debenture - Rs. 1,70,000/-) secured by equitable mortgage over certain immovable properties and charge over certain movable assets of the Company, ranking pari passu with the charge in respect of debentures shown under (iv), redeemable at par in three annual instalments commencing 7th November, 2000 - Rs. Nil (2002 - Rs. 10,44 Lakhs).

(iv) Nil (2002 - 1,200) 11.90% Non-Convertible Privately Placed Debentures of Rs. 5,00,000/- each, (amount outstanding per Debenture - Rs. 3,00,000/-) secured by equitable mortgage over certain immovable properties and charge over certain movable assets of the Company, ranking pari passu with the charge in respect of debentures shown under (iii), redeemable at par in five equal annual instalments commencing 8th December, 2000 with a call option on 8th December, 2002 and 8th December, 2003 - Rs. Nil (2002 - Rs. 36,00 Lakhs); option was exercised on 8th December, 2002.

** Secured by charge over certain current assets of the Company, both present and future.

*** (i) Secured by equitable mortgage of certain immovable properties of the Company and charge over certain movable assets, both present and future, of the Company, subject to prior charges created/to be created in favour of Bankers for securing Working Capital requirements - Rs. 5,00 Lakhs (2002 - Rs. 15,00 Lakhs).

(ii) Secured by hypothecation over certain movable fixed assets of the Company - Rs. Nil (2002 - Rs. 5,00 Lakhs).

4. UNSECURED LOANS		
Fixed Deposits	**1,14**	50,55
Short Term Loans		
From Banks		
- Temporary overdraft in cash credit account	**26,68**	—
Other Loans		
From other than Banks - Sales tax deferment loan (interest free)	**42,64**	34,75
	70,46	85,30

SCHEDULES TO THE ACCOUNTS

5. FIXED ASSETS

	@As at commencement of the year (Rs. in Lakhs)	Additions (Rs. in Lakhs)	Withdrawals and adjustments (Rs. in Lakhs)	@As at end of the year (Rs. in Lakhs)	Depreciation for the year (Rs. in Lakhs)	Depreciation on Withdrawals and adjustments (Rs. in Lakhs)	Deprecia-tion upto 31st March, 2003 (Rs. in Lakhs)	Net Book Value as at 31st March, 2003 (Rs. in Lakhs)
Trademarks & Goodwill	9,69	1,13	—	10,82	58	—	61	10,21
Land Freehold *	2,51,98	82,68	2,12	3,32,54	—	—	—	3,32,54
Buildings Freehold *	6,22,00	1,68,34	25,54	7,64,80	14,62	5,20	1,12,56	6,52,24
Leasehold Properties	35,66	—	13	35,53	13	2	1,85	33,68
Licensed Properties - Building Improvement	6,66	2,11	6	8,71	35	6	1,65	7,06
Railway Sidings etc.	1,17	—	—	1,17	5	—	48	69
Plant & Machinery	24,91,96	4,10,00	1,46,16	27,55,80	1,88,83	84,22	10,02,25	17,53,55
Capitalised Software	29,53	85	—	30,38	5,92	—	11,50	18,88
Computers etc.	96,59	22,26	2,59	1,16,26	14,84	2,37	54,53	61,73
Furniture & Fixtures	1,34,03	47,74	2,08	1,79,69	11,36	1,27	55,14	1,24,55
Motor Vehicles etc.	15,31	3,55	2,37	16,49	1,45	1,25	5,07	11,42
	36,94,58	7,38,66	1,81,05	42,52,19	2,38,13	94,39	12,45,64	30,06,55
Capital Work-in-Progress	3,87,27	4,76,66	7,00,51	1,63,42	—	—	—	1,63,42
Total	40,81,85	12,15,32	8,81,56	44,15,61	2,38,13	94,39	12,45,64	31,69,97
Previous Year	26,68,08	17,54,66#	3,40,89	40,81,85	1,99,39	20,79	11,01,90	29,79,95

@ Original Cost/Professional Valuation as at 30th June, 1986

Includes Rs. 8,79,29 Lakhs taken over on amalgamation of erstwhile ITC Bhadrachalam Paperboards Limited with the Company.

Land Freehold includes the provisional purchase price of Rs. 14,81 Lakhs in respect of land at Bangalore. Final purchase price is to be determined by the Karnataka Industrial Areas Development Board, on settlement of which and on execution of a Sale Deed, title will pass to the Company in 21 years time from the date of agreement.

Land Freehold includes certain lands at Munger acquired by the Government of India under the Bihar Land Reforms Act, 1950 for which compensation has not yet been determined.

Buildings Freehold include Rs. 35,47 Lakhs (2002- Rs. 34,83 Lakhs) (at original cost) of buildings at New Delhi on Government land taken on perpetual lease and Rs. 12 Lakhs (2002 - Rs. 12 Lakhs) (at original cost) of buildings at Kolkata on Port Trust land taken on lease.

Trademarks purchased Rs. 5,92 Lakhs (2002- Rs. 4,79 Lakhs) under " Trademarks & Goodwill " are being amortised over 10 years.

Applications for exemption in respect of vacant land under the Urban Land (Ceiling and Regulation) Act, 1976 have been made, wherever applicable.

Capital expenditure commitments are Rs. 1,75,93 Lakhs (2002 - Rs. 2,11,71 Lakhs).

Additions for the year include fluctuations in the rate of foreign exchange (net) of Rs. 2,31 Lakhs (2002 - Rs. 1,88 Lakhs).

Depreciation for the year includes Rs. 79 Lakhs (2002 - Rs. 94 Lakhs) transferred from Revaluation Reserve in respect of revalued assets.

* Includes certain properties for which deeds of conveyance are awaited.

SCHEDULES TO THE ACCOUNTS

	As at 31st March, 2003 (Rs. in Lakhs)		As at 31st March, 2002 (Rs. in Lakhs)	
	Quoted	Not Quoted	Quoted	Not Quoted
6. INVESTMENTS				
Long Term				
A. TRADE INVESTMENTS				
Hotel Kathmandu Limited 6,450 Shares of Nepalese Rs. 100.00 each, fully paid		5		5
International Travel House Limited 2,87,600 Equity Shares of Rs. 10.00 each, fully paid	65		65	
Surya Nepal Private Limited (formerly Surya Tobacco Company (P) Limited)** (2002 - 2,74,400) Ordinary Shares of Nepalese Rs. 100.00 each, fully paid		—		89
Gujarat Hotels Limited 17,33,907 Shares of Rs. 10.00 each, fully paid	1,94		1,94	
Hill Properties Limited 3 class 'A' Shares of Rs. 1,20,000.00 each, fully paid		4		4
Modern Flats Private Limited 86 Preference Shares of Rs. 500.00 each, fully paid (cost Rs. 43,000.00)		...		...
Punjab Anand Batteries Limited (in liquidation) 11,86,157 Equity Shares of Rs. 10.00 each, fully paid - under Board for Industrial and Financial Reconstruction's Order of 20.4.1989 *		1,19		1,19
King Maker Marketing Inc., USA 100 Non Assessable Shares of Class B Cumulative Preferred Stock without par value		1		1
Andhra Pradesh Gas Power Corporation Limited 8,04,000 Equity Shares of Rs. 10.00 each, fully paid		2,32		2,32
Cuffe Parade Sealord Co-operative Housing Society Limited 10 Shares of Rs. 50.00 each, fully paid (cost Rs. 500.00)		...		...
Tulsiani Chambers Premises Co-operative Society Limited 5 Shares of Rs. 50.00 each, fully paid (cost Rs. 250.00)		...		...
** Reclassified to 'Subsidiary Companies' consequent to increase in stake during the year				
B. SUBSIDIARY COMPANIES				
Gold Flake Corporation Limited 1,59,98,385 Ordinary Shares of Rs. 10.00 each, fully paid		16,00		16,00
Wills Corporation Limited 48,85,626 Ordinary Shares of Rs. 10.00 each, fully paid		4,88		4,88
Russell Credit Limited 59,74,54,177 Equity Shares of Rs. 10.00 each, fully paid		6,19,29		6,19,29
7,54,22,400 Equity Shares of Rs. 10.00 each, Rs. 6.50 per share paid		39,22		39,22
ITC Infotech India Limited 1,02,00,000 Equity Shares of Rs. 10.00 each, fully paid		10,14		10,14
ITC Hotels Limited 2,15,24,360 Equity Shares of Rs. 10.00 each, fully paid	84,07		84,07	
Landbase India Limited 28,00,000 Equity Shares of Rs. 10.00 each, fully paid		9,57		9,57
Carried over	86,66	7,02,71	86,66	7,03,60

SCHEDULES TO THE ACCOUNTS

	As at 31st March, 2003 (Rs. in Lakhs)		As at 31st March, 2002 (Rs. in Lakhs)	
	Quoted	Not Quoted	Quoted	Not Quoted
6. INVESTMENTS (Contd.)				
Brought forward	**86,66**	**7,02,71**	86,66	7,03,60
ITC Global Holdings Pte. Limited 89,99,645 Ordinary Shares of US$ 1.00 each, fully paid *		**25,58**		25,58
BFIL Finance Limited 2,00,00,000 (2002 - 1,99,99,994) Equity Shares of Rs. 10.00 each, fully paid (6 shares acquired during the year)		**20,00**		20,00
15,00,000 - 18.5% Non-Convertible Debentures of Rs. 100.00 each, renewed at 0%		**15,00**		15,00
Surya Nepal Private Limited (formerly Surya Tobacco Company (P) Limited)** 3,30,400 Ordinary Shares of Nepalese Rs. 100.00 each, fully paid (56,000 shares acquired during the year)		**7,05**		—
** Reclassified from 'Trade Investments' consequent to increase in stake during the year.				
C. DEPOSITS WITH OR FOR DEPOSIT WITH VARIOUS AUTHORITIES				
Government Securities (2003 - cost Rs. 6,500.00; 2002 - cost Rs. 8,500.00)		...		...
D. OTHER INVESTMENTS				
The Bengal Chamber of Commerce & Industry 6 1/2% Registered Debentures, fully paid (cost Rs.17,000.00)		...		...
Coffee Futures Exchange India Limited 1 Equity Share of Rs. 10,000.00 each, fully paid (cost Rs. 10,000.00)		...		...
Unit Trust of India 10,00,000 (2002 - 1,00,000) Units of 1995 scheme of Rs. 10.00 (2002 - Rs. 100.00) each, fully paid		**1,04**		1,04
36,14,213 Units of US - 64 of Rs. 10.00 each, fully paid *		**5,03**		5,03
Technology Development & Information Company of India Limited Venture Capital Unit Scheme (1990) 1,470 (2002 - 4,480) Units of Rs. 100.00 each, fully paid (3,010 Units redeemed during the year)		**1**		4
APIDC - Venture Capital Fund (1990) 1,000 Units of Rs. 926.00 each, fully paid		**9**		9
Woodlands Hospital & Medical Research Centre Limited (formerly The East India Clinic Limited) 1/2% Registered Debentures, fully paid (cost Rs. 15,200.00)		...		...
5% Registered Debentures, fully paid		**1**		1
Tribeni Tissues Co-op. Stores Limited 1,600 (2002 - 2,300) Class 'B' Shares of Rs. 10.00 each, fully paid (700 Shares redeemed during the year) (2003 - cost Rs. 16,000.00; 2002 - cost Rs. 23,000.00)		...		...
Tourism Finance Corporation of India Limited 25,000 Equity Shares of Rs.10.00 each, fully paid		**5**		5
National Bank for Agricultural and Rural Development 50,000 5.10% Tax Free Bonds of Rs. 10,000.00 each, fully paid (Acquired during the year)		**50,00**		—
National Housing Bank 2,500 5.25% Tax Free Bonds of Rs. 1,00,000.00 each, fully paid (Acquired during the year)		**25,00**		—
Indian Railway Finance Corporation Limited 250 5.20% Tax Free Bonds of Rs. 10,00,000.00 each, fully paid (Acquired during the year)		**25,00**		—
Total Long Term Investments (At cost)	**86,66**	**8,76,57**	86,66	7,70,44

	As at 31st March, 2003 (Rs. in Lakhs) Quoted	As at 31st March, 2003 (Rs. in Lakhs) Not Quoted	As at 31st March, 2002 (Rs. in Lakhs) Quoted	As at 31st March, 2002 (Rs. in Lakhs) Not Quoted
6. INVESTMENTS (Contd.)				
Current				
OTHER INVESTMENTS				
Alliance Cash Manager - Growth 2,68,11,466.173 (2002 - Nil) Units of Rs. 10.00 each (11,27,80,023.979 Units purchased and 8,59,68,557.806 Units sold during the year)		**39,59**		—
Birla Cash Plus Plan B: Growth 33,34,635.811 (2002 - 44,502.979) Units of Rs. 10.00 each (23,51,59,107.953 Units purchased and 23,18,68,975.121 Units sold during the year)		**5,42**		7
Chola Liquid Fund - Cumulative 1,60,54,680.988 (2002 - Nil) Units of Rs. 10.00 each (2,05,72,505.861 Units purchased and 45,17,824.873 Units sold during the year)		**19,52**		—
GCFG Grindlays Cash Fund - Growth Option 14,03,839.485 (2002 - 1,415.112) Units of Rs. 10.00 each (2002 - cost Rs. 14,885.00) (41,38,79,706.725 Units purchased and 41,24,77,282.352 Units sold during the year)		**1,58**		...
GFRG Grindlays Floating Rate Fund - Growth Option 3,39,35,571.514 (2002 - Nil) Units of Rs. 10.00 each (Purchased during the year)		**34,00**		—
HDFC Liquid Fund - Growth Nil (2002 - 52,763.388) Units of Rs. 10.00 each (29,20,39,055.056 Units purchased and 29,20,91,818.444 Units sold during the year)		—		6
IDBI Principal Cash Management Fund - Liquid Option - Growth Plan 3,24,36,428.208 (2002 - Nil) Units of Rs. 10.00 each (7,61,05,511.046 Units purchased and 4,36,69,082.838 Units sold during the year)		**38,62**		—
IL & FS Liquid Account Growth Plan 4,41,50,982.196 (2002 - Nil) Units of Rs. 10.00 each (4,50,43,799.481 Units purchased and 8,92,817.285 Units sold during the year)		**49,27**		—
ING Treasury Portfolio - Growth Option 1,79,79,767.793 (2002 - Nil) Units of Rs. 10.00 each (Purchased during the year)		**23,00**		—
JM High Liquidity Fund - Growth Plan 2,76,38,193.160 (2002 - Nil) Units of Rs. 10.00 each (21,70,96,312.443 Units purchased and 18,94,58,119.283 Units sold during the year)		**45,94**		—
Kotak Mahindra Liquid Scheme - Growth 3,62,78,527.614 (2002 - Nil) Units of Rs. 10.00 each (40,84,13,545.614 Units purchased and 37,21,35,018.000 Units sold during the year)		**43,60**		—
Carried over		**3,00,54**		13

SCHEDULES TO THE ACCOUNTS

	As at 31st March, 2003 (Rs. in Lakhs) Quoted	Not Quoted	As at 31st March, 2002 (Rs. in Lakhs) Quoted	Not Quoted
6. INVESTMENTS (Contd.)				
Current Brought forward		**3,00,54**		13
OTHER INVESTMENTS (Contd.)				
Prudential ICICI Liquid Plan 3,33,64,432.008 (2002 - Nil) Units of Rs. 10.00 each (28,36,94,493.740 Units purchased and 25,03,30,061.732 Units sold during the year)		**49,34**		—
SBI Mutual Fund - Magnum Insta Cash Fund 86,04,639.071 (2002 - Nil) Units of Rs. 10.00 each (7,90,89,815.414 Units purchased and 7,04,85,176.343 Units sold during the year)		**11,66**		—
TLFG Tata Liquid Fund - Appreciation 96,27,214.842 (2002 - Nil) Units of Rs. 10.00 each (2,61,61,844.107 Units purchased and 1,65,34,629.265 Units sold during the year)		**13,50**		—
Templeton India Treasury Management Account - Growth (formerly Pioneer ITI Treasury Management Account - Growth) 2,34,894.376 (2002 - 1,750.686) Units of Rs. 1,000.00 each (20,20,051.281 Units purchased and 17,86,907.591 Units sold during the year)		**35,03**		25
Templeton India Liquid Fund Growth Plan 3,11,28,971.468 (2002 - Nil) Units of Rs. 10.00 each (16,53,66,356.281 Units purchased and 13,42,37,384.813 Units sold during the year)		**46,30**		—
Templeton Floating Rate Income Fund Long Term Plan - Growth 4,63,80,189.957 (2002 - Nil) Units of Rs. 10.00 each (5,10,06,307.164 Units purchased and 46,26,117.207 Units sold during the year)		**50,01**		—
Templeton Floating Rate Income Fund - Short Term Plan - Growth 1,39,39,613.594 (2002 - Nil) Units of Rs. 10.00 each (4,11,66,000.534 Units purchased and 2,72,26,386.940 Units sold during the year)		**15,03**		—
UTI Bond (Growth) 8,70,42,333.276 (2002 - 5,04,20,731.423) Units of Rs. 10.00 each (22,44,94,967.985 Units purchased and 18,78,73,366.132 Units sold during the year)		**1,50,00**		76,48
Zurich India Liquidity Fund - Savings Plan - Growth 19,11,861.271 (2002 - 1,21,401.435) Units of Rs. 10.00 each (48,87,30,297.052 Units purchased and 48,69,39,837.216 Units sold during the year)		**2,40**		14
Zurich India Liquidity Fund Savings Plan Weekly Dividend Nil (2002 - 10,07,176.791) Units of Rs. 10.00 each (5,05,71,915.424 Units purchased and 5,15,79,092.215 Units sold during the year)		—		1,01
Total Current Investments		**6,73,81**		78,01
Total of Quoted and Unquoted Investments		**16,37,04**		9,35,11
Less : Provision for Long Term Investments *		**28,18**		28,18
TOTAL OF INVESTMENTS		**16,08,86**		9,06,93

SCHEDULES TO THE ACCOUNTS

6. INVESTMENTS (Contd.)

Total Market Value of Quoted Investments : 2003 - Rs. 1,02,20 Lakhs (2002 - Rs. 1,07,60 Lakhs)

During the year, the following current investments were purchased and sold:

(i) 5,02,454.938 Units of Alliance Cash Manager - Dividend at cost of Rs. 50,30 Lakhs

(ii) 3,98,77,369.194 Units of Alliance Short Term Fund - Growth Plan at cost of Rs. 42,13 Lakhs

(iii) 18,23,78,009.972 Units of Birla Bond Plus Plan B Growth at cost of Rs. 1,99,57 Lakhs

(iv) 2,80,87,183.726 Units of Birla Income Plus - Plan B - Growth at cost of Rs. 71,24 Lakhs

(v) 82,49,048.817 Units of Chola Freedom Income - Short Term Fund - Cumulative Plan at cost of Rs. 14,07 Lakhs

(vi) 17,37,69,075.296 Units of DSP Merrill Lynch Liquidity Fund - Growth at cost of Rs. 2,47,87 Lakhs

(vii) 14,39,10,468.571 Units of DSP Merrill Lynch Short Term Fund - Growth at cost of Rs. 1,48,74 Lakhs

(viii) 4,49,38,812.204 Units of DSP Merrill Lynch Bond Fund - Retail Growth at cost of Rs. 89,32 Lakhs

(ix) 3,70,54,278.809 Units of GCFD Grindlays Cash Fund - Dividend Option at cost of Rs. 37,05 Lakhs

(x) 1,03,61,230.161 Units of GCFC Grindlays Cash Fund - Growth at cost of Rs. 11,00 Lakhs

(xi) 13,90,87,887.439 Units of Grindlays GSTG GSSIF - Short Term - Growth at cost of Rs. 1,64,05 Lakhs

(xii) 2,91,45,257.915 Units of Grindlays GSQB GSSIF - Investment Plan B [Instt. Plan] - Quarterly Dividend at cost of Rs. 29,22 Lakhs

(xiii) 5,47,86,968.131 Units of Grindlays GSSG GSSIF - Investment Plan - Growth Option at cost of Rs. 73,72 Lakhs

(xiv) 1,84,46,601.942 Units of Grindlays GSSD GSSIF - Investment Plan - Quarterly Dividend Option at cost of Rs. 19,17 Lakhs

(xv) 4,83,43,865.567 Units of HDFC Income Fund - Growth at cost of Rs. 69,07 Lakhs

(xvi) 8,19,00,064.395 Units of HDFC Short Term Plan Fund - Growth Plan at cost of Rs. 88,60 Lakhs

(xvii) 14,51,41,756.957 Units of IDBI Principal Cash Management Fund at cost of Rs. 1,52,99 Lakhs

(xviii) 8,34,89,636.999 Units of IL & FS Bond Fund Short Term - Growth Plan at cost of Rs. 90,33 Lakhs

(xix) 4,36,63,156.688 Units of JM High Liqudity Fund - Dividend Plan at cost of Rs. 50,30 Lakhs

(xx) 6,85,17,524.318 Units of JM Short Term Fund - Growth Plan at cost of Rs. 72,24 Lakhs

(xxi) 1,06,83,361.114 Units of JM Income Fund - Growth Plan - Growth Option at cost of Rs. 25,40 Lakhs

(xxii) 7,77,52,267.476 Units of Kotak Mahindra Liquid Scheme - Dividend at cost of Rs. 77,85 Lakhs

(xxiii) 12,71,78,856.507 Units of Kotak Bond Short Term Plan - Growth at cost of Rs. 1,34,85 Lakhs

(xxiv) 74,738.416 Units of Templeton India Short Term Income Plan Growth at cost of Rs. 7,65 Lakhs

(xxv) 10,40,141.375 Units of Templeton India Short Term Income Plan Growth at cost of Rs. 1,11,66 Lakhs

(xxvi) 4,25,26,176.494 Units of Prudential ICICI Liquid Plan - Dividend Option at cost of Rs. 50,29 Lakhs

(xxvii) 4,07,70,062.071 Units of Prudential ICICI Short Term Plan - Dividend Reinvestment Option at cost of Rs. 41,21 Lakhs

(xxviii) 19,86,86,883.487 Units of Prudential ICICI Short Term Plan - Cumulative Option at cost of Rs. 2,18,22 Lakhs

(xxix) 5,68,69,409.894 Units of SBI Magnum Insta Cash Fund - Short Term Plan at cost of Rs. 58,54 Lakhs

(xxx) 4,23,72,923.745 Units of TSTG TATA Short Term Bond Fund - Growth at cost of Rs. 44,38 Lakhs

(xxxi) 6,70,77,109.481 Units of Templeton India Liquid Fund - Weekly Dividend Plan at cost of Rs. 67,14 Lakhs

(xxxii) 5,69,10,075.796 Units of Zurich India High Interest Fund STP - Growth at cost of Rs. 62,16 Lakhs

(xxxiii) 6,39,11,008.213 Units of Zurich India High Interest Fund - Regular Growth at cost of Rs. 1,32,19 Lakhs

(xxxiv) 7.40% 2012 Government of India Securities of Face Value of Rs. 13,00 Lakhs at cost of Rs. 14,18 Lakhs

(xxxv) 9.81% 2013 Government of India Securities of Face Value of Rs. 5,00 Lakhs at cost of Rs. 6,51 Lakhs

SCHEDULES TO THE ACCOUNTS

		As at 31st March, 2003 (Rs. in Lakhs)	As at 31st March, 2002 (Rs. in Lakhs)
7. INVENTORIES			
Stores and Spare Parts		**79,44**	76,50
Raw Materials		**7,84,69**	7,02,68
Intermediates – Tissue Paper and Paper Board		**22,28**	18,42
Stock in Process		**17,49**	11,17
Finished Goods		**3,48,32**	3,71,50
		12,52,22	11,80,27
8. SUNDRY DEBTORS			
Over 6 months old			
Good and Secured		**1,35**	2,00
Good and Unsecured	– From Subsidiaries	**35**	6
	– From Others	**12,94**	17,08
Doubtful and Unsecured	– From Subsidiaries	**11**	34,99
	– From Others	**23,08**	58,81
Other Debts			
Good and Secured		**10,61**	8,33
Good and Unsecured	– From Subsidiaries	**2,02**	93
	– From Others	**1,91,43**	1,66,23
Doubtful and Unsecured	– From Others	**9**	—
		2,41,98	2,88,43
Less : Provision for Doubtful Debts		**23,28**	93,80
		2,18,70	1,94,63
Less : Deposits from normal Trade Debtors – Contra		**11,96**	10,33
		2,06,74	1,84,30
9. CASH AND BANK BALANCES			
With Scheduled Banks			
On Current Accounts etc.		**32,16**	29,75
On Deposit Accounts		**3,40,00**	5,75
With Other Banks*		**...**	...
Cash and Cheques on hand		**6,68**	8,71
		3,78,84	44,21

Rs. 5 Lakhs (2002 – Rs. 5 Lakhs) on deposit in Karachi-Blocked Account considered doubtful, fully provided.

* Includes on Current Account Rs. 12,720/- (2002 – Rs. 12,720/-) with Post Office Savings Bank and maximum amount outstanding at any time during the year was the same.

	As at 31st March, 2003 (Rs. in Lakhs)	As at 31st March, 2002 (Rs. in Lakhs)
10. OTHER CURRENT ASSETS		
Good and partially secured		
Deposit towards Property Options*	**3,12,70**	3,12,70
Good and Unsecured		
Deposits with Government, Public Bodies and Others@	**4,46,10**	4,34,23
Interest accrued on Loans, Advances etc.	**21,68**	5,53
Fixed Assets held for sale (at lower of cost and estimated realisable value)**	**33,86**	—
Doubtful and Unsecured		
Deposits with Government, Public Bodies and Others	**1,38**	1,38
	8,15,72	7,53,84
Less : Provision for Doubtful Deposits	**1,38**	1,38
	8,14,34	7,52,46

* Rs. 1,47,80 Lakhs (2002 – Rs. 1,47,80 Lakhs) secured against equitable mortgage of land.

@ Deposit with subsidiary companies Rs. 2,56 Lakhs (2002 – Rs. 2,52 Lakhs).

** Represents amount receivable consequent to an Arbitration settlement in respect of these assets. The difference between the book value and this value has been fully provided for in these Accounts.

ITC Limited

SCHEDULES TO THE ACCOUNTS

	As at 31st March, 2003 (Rs. in Lakhs)	As at 31st March, 2002 (Rs. in Lakhs)
11. LOANS AND ADVANCES		
Good and Secured		
Loans to Subsidiaries	**15,00**	15,00
Loans to Others	**1,40,00**	1,38,50
Advances with Subsidiaries*	**51,70**	—
Good and Unsecured		
Loans to Subsidiaries	**1,24,94**	1,61,16
Loans to Others**	**26,91**	27,56
Advances recoverable in cash or in kind or for value to be received *	**1,96,16**	1,99,12
Advances with Government and Public Bodies	**2,75,60**	3,27,50
Advances with Subsidiaries*	**5,28**	47,53
Doubtful and Unsecured		
Loans	**7,36**	7,36
Advances recoverable in cash or in kind or for value to be received	**9,04**	9,10
Advances with Government and Public Bodies	**55**	55
	8,52,54	9,33,38
Less : Provision for Doubtful Loans and Advances	**16,95**	17,01
	8,35,59	9,16,37

Loans to Subsidiaries comprise of :

- Interest free loans to wholly owned subsidiaries :
  - ITC Infotech India Limited Rs. 65,20 Lakhs (The maximum outstanding during the year was Rs. 65,20 Lakhs).
  - BFIL Finance Limited Rs. 37,24 Lakhs (The maximum outstanding during the year was Rs. 37,24 Lakhs).
- Interest bearing loans to other subsidiaries :
  - ITC Hotels Limited Rs. 22,50 Lakhs (The maximum outstanding during the year was Rs. 29,50 Lakhs).
  - Landbase India Limited Rs. 15,00 Lakhs (The maximum outstanding during the year was Rs. 15,00 Lakhs).
- Loans to Others include :
  - Ansal Hotels Limited, an associate, Rs. 1,40,00 Lakhs (The maximum outstanding during the year was Rs. 1,40,00 Lakhs) repayable in 28 quarterly instalments ending 27.12.2009 with an initial moratorium of two years.

* Includes Capital Advances of Rs. 75,82 Lakhs (2002 – Rs. 1,31,74 Lakhs).

** Includes Loans and Advances to Directors and to Company Secretary – Rs. 1,41 Lakhs (2002 – Rs. 1,40 Lakhs). The maximum indebtedness during the year was Rs. 1,45 Lakhs (2002 – Rs. 1,44 Lakhs).

	2003	2002
12. LIABILITIES		
Acceptances	**3,01**	8,29
Sundry Creditors*		
Total outstanding dues of small scale industrial undertakings	**1,40**	1,59
Total outstanding dues of creditors other than small scale industrial undertakings	**20,49,66**	15,73,10
Sundry Deposits**	**38,03**	43,90
Unclaimed Dividend	**12,22**	10,16
Interest Accrued but not due on Loans	**1,14**	7,67
	21,05,46	16,44,71
Less : Deposits from normal Trade Debtors – Contra	**11,96**	10,33
	20,93,50	16,34,38

There is no amount due and outstanding to be credited to Investor Education and Protection Fund. For this purpose an amount of Rs. 30 Lakhs maintained with a bank has not been considered on account of a pending legal dispute for which the Company has filed a suit.

* Includes amounts due to Subsidiary Companies Rs. 18,49 Lakhs (2002 – Rs. 4,45 Lakhs).

** Includes deposits from Subsidiary Company Rs. 20,25 Lakhs (2002 – Rs. 20,25 Lakhs).

SCHEDULES TO THE ACCOUNTS

	As at 31st March, 2003 (Rs. in Lakhs)	As at 31st March, 2002 (Rs. in Lakhs)
13. PROVISIONS		
Taxation (net of advance payment)	**1,42,99**	98,84
Provision for Retirement Benefits	**15,05**	13,15
Provision for Subsidiary	**50,00**	50,00
Proposed Dividend	**3,71,27**	3,34,14
Income Tax on Proposed Dividend	**47,57**	—
	6,26,88	4,96,13
14. DEFERRED TAX-NET		
Deferred Tax Assets		
On employees' separation and retirement	**6,66**	7,68
On provision for doubtful debts/advances	**7,14**	31,83
On State and Central taxes etc.	**3,87,33**	2,40,27
Other timing differences	**1,69**	3,17
	4,02,82	2,82,95
Deferred Tax Liabilities		
On fiscal allowances on fixed assets	**4,00,25**	3,54,15
On fiscal relief realised on pre-deposit of excise duty	**66,15**	64,26
	4,66,40	4,18,41
Deferred Tax-Net	**(63,58)**	(1,35,46)

		For the year ended 31st March, 2003 (Rs. in Lakhs)		For the year ended 31st March, 2002 (Rs. in Lakhs)	
15. OTHER INCOME					
Miscellaneous Income			**44,34**		38,92
Licence Fees			—		6,00
Doubtful Debts, Claims and Advances – previous years			**66**		76
Gain on Exchange – Net			**16,66**		4,79
Income from Long Term Investments	– Trade	**2,94**		4,08	
	– Subsidiary	—		2,15	
	– Others	**12**	**3,06**	55	6,78
Income from Current Investments	– Others		**4,41**		10,73
Interest on Loans and Deposits etc.			**37,74**		53,18
Profit on Sale of Long Term Investments			—		3,72
Profit on Sale of Current Investments – Net			**42,70**		2,90
Liability no longer required Written Back*			**20,02**		14,59
			1,69,59		1,42,37

The Income from Investments and Interest are stated Gross, the amount of Income Tax deducted is Rs. 5,80 Lakhs (2002 – Rs. 4,64 Lakhs).

* Includes Rs. 9,62 Lakhs (2002 – Rs. Nil) written back following fulfilment of export obligation relating to EPCG licenses.

SCHEDULES TO THE ACCOUNTS

	For the year ended 31st March, 2003 (Rs. in Lakhs)		For the year ended 31st March, 2002 (Rs. in Lakhs)	
16. RAW MATERIALS ETC.				
(a) RAW MATERIALS CONSUMED				
Opening Stock	7,02,68		8,88,49	
Purchases	16,31,69		13,97,37	
	23,34,37		22,85,86	
Less : Closing Stock	7,84,69	15,49,68	7,02,68	15,83,18
(b) PURCHASES AND CONTRACT MANUFACTURING CHARGES				
Cigarettes	10,42		8,83	
Agri Products	5,86,77		3,61,67	
Other Goods	78,24		23,48	
Packing Materials	23,84	6,99,27	14,77	4,08,75
(c) (INCREASE)/DECREASE IN FINISHED GOODS, INTERMEDIATES, STOCK IN PROCESS				
Opening Stock				
Cigarettes	2,31,44		1,65,04	
Smoking Tobaccos	21		27	
Printed Materials	2,17		2,32	
Agri Products	78,07		18,25	
Paper – Specialty Paper	4,05		5,03	
Paperboards and Paper	24,29		29,82	
Other Goods	28,50		29,15	
Packing Materials	2,77		1,17	
Intermediates – Tissue Paper and Paperboards	18,42		3,64	
Stock in Process	11,17		11,13	
	4,01,09		2,65,82	
Closing Stock				
Cigarettes	2,14,22		2,31,44	
Smoking Tobaccos	44		21	
Printed Materials	1,15		2,17	
Agri Products	48,02		78,07	
Paper – Specialty Paper	5,53		4,05	
Paperboards and Paper	27,00		24,29	
Other Goods	47,48		28,50	
Packing Materials	4,48		2,77	
Intermediates – Tissue Paper and Paperboards	22,28		18,42	
Stock in Process	17,49		11,17	
	3,88,09	13,00	4,01,09	(1,35,27)
Total		22,61,95		18,56,66
Less : Waste Material Sales		3,53		3,07
		22,58,42		18,53,59
Excise Duties etc. on Increase/(Decrease) of Finished Goods		(10,00)		36,83
		22,48,42		18,90,42

SCHEDULES TO THE ACCOUNTS

17. MANUFACTURING, SELLING ETC. EXPENSES	For the year ended 31st March, 2003 (Rs. in Lakhs)		For the year ended 31st March, 2002 (Rs. in Lakhs)	
Salaries/Wages and Bonus	2,25,88		2,10,92	
Contribution to Provident and Other Funds	52,59		40,69	
Workmen and Staff Welfare Expenses	32,33		30,75	
Reimbursement of contractual remuneration	35,32	3,46,12	28,10	3,10,46
Consumption of Stores and Spare Parts		92,93		90,87
Power and Fuel		1,37,94		1,19,55
Rent		32,76		29,62
Rates and Taxes		17,77		19,96
Insurance		30,49		23,62
Repairs				
– Buildings		22,30		24,84
– Machinery		29,83		28,36
– Others		13,73		15,48
Outward Freight and Handling Charges		1,71,25		1,41,45
Advertising/Sales Promotion – Net		2,19,69		1,80,09
Market Research		19,10		15,87
Doubtful and Bad Debts		4,06		2,01
Doubtful and Bad Advances, Deposits etc.		1,07		25
Information Technology Services		33,83		32,25
Travelling and Conveyance		69,05		57,78
Training		7,25		8,00
Legal Expenses		9,53		10,29
Postage, Telephone, Telex, etc.		18,95		20,25
Brokerage and Discount – Sales		1,58		2,58
Commission to Selling Agents		14,12		9,34
Bank Charges		5,23		6,35
Interest etc. Paid – Debenture, Term Loans and Fixed Deposits	17,98		40,47	
– Others	17,04		30,89	
Less : Interest Received on Trading Debts, Deposits with Government Bodies etc.	5,18	29,84	4,43	66,93
Miscellaneous Expenses		1,85,48		1,35,71
Fixed Assets and Stores Discarded – Net		9,99		6,74
Provision for diminution in value of Long Term Investments		—		1,41
		15,23,89		13,60,06
Deduct : Transfers to Fixed Assets etc. Accounts		30,47		27,59
		14,93,42		13,32,47
Miscellaneous Expenses include :				
(1) Contribution to Chief Minister's Relief Fund		5		—
(2) Auditors' Remuneration and Expenses :				
Audit Fees		87		79
Tax Audit Fees		23		18
Fees for Limited Review		16		12
Fees for Other Services		29		33
Reimbursement of Expenses		10		7
(3) Remuneration and Expenses of Auditors of erstwhile ITC Bhadrachalam Paperboards Limited				
Fees for audit of the erstwhile ITC Bhadrachalam Paperboards Limited		—		8
Fees for Other Services		—		3
Reimbursement of Expenses (2002 - Rs. 36,350.00)		—		...
(4) Cost Auditors' Fee		3		1
(5) Consultancy/Professional Fees		30,44		30,84
(6) Provision for estimated loss on Fixed Assets held for sale (See note under Schedule 10)		35,04		—

Interest received on Trading Debts, Deposits with Govt. Bodies etc. is stated Gross, the amount of Income Tax deducted is Rs. 36 Lakhs (2002 - Rs. 1,42 Lakhs).

SCHEDULES TO THE ACCOUNTS

	For the year ended 31st March, 2003 (Rs. in Lakhs)	For the year ended 31st March, 2002 (Rs. in Lakhs)
18. PROVISION FOR TAXATION		
Income Tax On :		
Current Tax	7,74,80	5,18,38
Deferred Tax	(71,88)	83,82
	7,02,92	6,02,20
Less : Adjustments related to previous years – Net	18,08	11,66
	6,84,84	5,90,54

19. NOTES TO THE ACCOUNTS

(i) Exchange difference in respect of forward exchange contracts to be recognised in the profit and loss account or capitalised in the subsequent accounting period amounts to Rs. 41 Lakhs - credit (2002 - Rs. 29 Lakhs - credit).

(ii) (a) Claims against the Company not acknowledged as debts Rs. 1,18,59 Lakhs (2002 – Rs. 1,21,87 Lakhs).

(b) Bills of Exchange discounted Rs. Nil (2002 – Rs. 6,34 Lakhs).

(c) Guarantees and Counter Guarantees outstanding

- Excise Rs. 7,32 Lakhs (2002 – Rs. 3,30 Lakhs).
- Others Rs. 1,64,82 Lakhs (2002 – Rs. 1,23,51 Lakhs).

(d) Uncalled liability on shares partly paid Rs. 26,40 Lakhs (2002 – Rs. 26,40 Lakhs).

(iii) Earnings per share	2003	2002
Earnings per share has been computed as under :		
(a) Profit after Taxation (Rs. Lakhs)	13,71,35	11,89,72
(b) Number of Ordinary Shares outstanding	24,75,11,886	24,54,14,904
(c) Number of shares in Share Capital Suspense	—	20,96,982
(d) Total (b) + (c)	24,75,11,886	24,75,11,886
(e) Earnings per share (Face value Rs. 10/- per share) (a)/(d) (Basic and diluted)*	Rs. 55.41	Rs. 48.07

*The impact of share options granted under the Employees' Stock Option Schemes is negligible.

(iv) Voluntary Retirement Schemes are in existence for certain non-management employees under which compensation becomes due and payable in instalments after voluntary retirement. The future liability in respect of such employees who have left, on fulfilment of the stipulated conditions, not provided for, would amount to Rs. 25 Lakhs (2002 - Rs. 34 Lakhs).

(v) The status on excise matters which is treated as an annexure to these accounts are as outlined in this year's Report of the Directors & Management Discussion and Analysis under the Excise section. In the opinion of the Directors, the Company does not accept any further liability.

(vi) Research and Development expenses for the year amount to Rs. 11,56 Lakhs (2002 - Rs. 7,52 Lakhs).

(vii) Retirement Benefits in respect of Pension, Gratuity etc. are provided for based on Actuarial Valuations as at the Balance Sheet date.

(viii) The names of small scale industrial undertakings to whom the Company owes sums outstanding for more than 30 days as at the Balance Sheet date are Consolidated Processors, Teja Industries, Shell Sands, Radio Equipment and Ailbee Industries.

(ix) The Company's significant leasing arrangements are in respect of operating leases for premises (residential, office, stores, godowns etc.). These leasing arrangements which are not non-cancellable range between 11 months and 9 years generally, or longer, and are usually renewable by mutual consent on mutually agreeable terms. The aggregate lease rentals payable are charged as Rent under Schedule 17.

SCHEDULES TO THE ACCOUNTS

(x) Interests in Joint Ventures :

The Company's interests, as a venturer, in jointly controlled entities (Incorporated Joint Ventures) are :

Name	Country of Incorporation	Percentage of ownership interests as at 31st March, 2003
King Maker Marketing Inc., USA (KMM)	USA	**50**
Surya Nepal Private Limited (SNPL)	Nepal	*

* Surya Nepal Private Limited (formerly known as Surya Tobacco Company (P) Limited) has become a subsidiary company on 20th August, 2002 consequent to an increase in stake during the year. The percentage of voting power prior to that date was 49%. The financial statements of KMM are drawn upto 31st January and of SNPL upto 16th August.

The Company's interests in these Joint Ventures are reported as Long Term Investments (Schedule - 6) and stated at cost. However, the Company's share of each of the assets, liabilities, income and expenses, etc. (each without elimination of the effect of transactions between the Company and the joint venture) related to its interests in these Joint Ventures are:

		As at 31st March, 2003 (Rs. in Lakhs)
I.	**ASSETS**	
1.	Fixed Assets	**1,13**
2.	Current Assets, Loans and Advances	
	a) Inventories	**10,14**
	b) Sundry Debtors	**2,01**
	c) Cash and Bank Balances	**25,32**
	d) Other Current Assets	**55**
	e) Loans and Advances	**1**
3.	Deferred Tax-Net	**18**
II.	**LIABILITIES**	
1.	Current Liabilities and Provisions	
	a) Liabilities	**26,76**
	b) Provisions	**4,56**

		For the year ended 31st March, 2003 (Rs. in Lakhs)
III.	**INCOME**	
1.	Sales	**1,03,28**
2.	Other Income	**1,07**
IV.	**EXPENSES**	
1.	Raw Materials etc.	**21,70**
2.	Excise Duties and Taxes on Sales of Products and Services	**47,37**
3.	Manufacturing, Selling etc. Expenses	**17,44**
4.	Depreciation	**1,51**
5.	Provision for Taxation	**6,53**

As this is the first year of adoption of Accounting Standard 27 - Financial Reporting of Interests in Joint Ventures, figures for the previous year have not been presented.

SCHEDULES TO THE ACCOUNTS

	For the year ended 31st March, 2003 (Rs. in Lakhs)	For the year ended 31st March, 2002 (Rs. in Lakhs)
(xi) DIRECTORS' REMUNERATION		
Salaries	1,94	1,56
Performance Bonus to Wholetime Directors	1,16	78
Other Benefits	43	38
Commission, etc. to Non-Wholetime Directors	27	27
Directors' Fees	7	9
	3,87	3,08

The above :

a) Excludes contribution to the approved group pension and gratuity funds which are actuarially determined on an overall basis.

b) Includes increase in remuneration of Rs. 81 Lakhs for the period from 1st August, 2002 to 31st March, 2003 in respect of wholetime directors as recommended by the Compensation Committee and approved by the Board of Directors, subject to the approval of the members at the forthcoming Annual General Meeting.

Computation of Net Profit and Directors' Commission

	2003	2003	2002	2002
Profit before Taxation		20,56,19		17,80,26
Add :				
Directors' Remuneration	3,87		3,08	
Wealth Tax - Net	15		33	
Depreciation	2,37,34		1,98,45	
Provision for estimated loss on fixed assets held for sale	35,04		—	
Provision for diminution in value of Long Term Investments	—	2,76,40	1,41	2,03,27
		23,32,59		19,83,53
Less :				
Profit on Sale of Long Term Investments	—		3,72	
Depreciation under Section 350 of the Companies Act, 1956	2,26,92		2,00,01	
Adjusted loss on sale of fixed assets - Net	15,17	2,42,09	—	2,03,73
Profit for the purpose of Directors' Commission		20,90,50		17,79,80
Non-Wholetime Directors' Commission @ 1%		20,90		17,80
Restricted to		27		27

SCHEDULES TO THE ACCOUNTS

(xii) ADDITIONAL INFORMATION PURSUANT TO THE PROVISIONS OF PARAGRAPHS 3, 4C AND 4D OF PART II OF SCHEDULE VI OF THE COMPANIES ACT, 1956.

(a) Licensed and Installed Capacity and Actual Production

Class of Goods	Unit of Quantity	CAPACITY				PRODUCTION	
		Registered/Licensed (a)		Installed			
		2003	2002	**2003**	2002	**2003**	2002
Cigarettes	Million	**53,797 (b)**	53,797 (b)	**87,268**	80,286	**54,006**	53,551
Smoking Tobaccos	Tonne	**N.A.**	N.A.	**N.A.**	N.A.	**81**	70
Printing/Packaging (Tiruvottiyur)	Tonne	**12,600**	12,600	**16,175**	16,175	**14,521 (c)**	9,748 (c)
Printing (Munger)	Million Standard Sheet Impression	**385**	385	**482**	482	**83 (c)**	101 (c)
Redried Tobacco	Tonne	**N.A.**	N.A.	**N.A.**	N.A.	**68,229 (c)**	26,324 (c)
Pulp	Tonne	**N.A.**	N.A.	**1,00,000**	52,000	**66,832 (d)**	61,889 (d)
Paperboards and Paper	Tonne	**N.A.**	N.A.	**2,12,500**	2,12,500	**2,33,574 (c)**	2,29,762 (c)

a) The "Registered/Licensed Capacity" is exclusive of additional capacity of 25% permissible under the policy of the Government of India.

b) This is in accordance with the Registration Certificate which was re-endorsed on 27th October, 1984 and 7th October, 1991 by the Government of India.

c) Includes production meant for internal consumption.

d) The entire production of pulp is meant for internal consumption.

Smoking, Redried and Unredried Tobacco are not items covered by the Industries (Development & Regulation) Act, 1951 or any other regulatory provisions.

N.A. - Not Applicable

(b) *Particulars in respect of Sales**

	Unit of Quantity	QUANTITY		VALUE (Rs. in Lakhs)	
		2003	2002	**2003**	2002
Cigarettes	Million	**63,415**	60,865	**87,56,82**	80,13,58
Smoking Tobaccos	Tonne	**75**	71	**6,78**	6,90
Unmanufactured Tobaccos	Tonne	**25,721**	20,531	**2,32,93**	1,94,04
Printed Materials	Tonne	**3,672**	4,063	**44,13**	45,32
Agri Products	Tonne	**11,44,723**	6,49,920	**9,85,79**	7,02,59
Marine Products	Tonne	**1,237**	1,693	**54,15**	70,95
Paper-Specialty Paper	Tonne	**16,157**	16,353	**1,11,23**	1,13,42
Paperboards and Paper	Tonne	**1,75,220**	1,82,644	**5,30,43**	5,09,01
Hotel Sales/Income from Services				**1,92,09**	1,60,28
Miscellaneous [FMCG - Others (Branded Garments, Branded Packaged Foods, Greeting Cards, etc.) and others]				**1,10,53**	24,00
				1,10,24,88	98,40,09

* Net of Sales Returns and Damaged Stocks etc.

SCHEDULES TO THE ACCOUNTS

	Unit of Quantity	Quantity 2003	Quantity 2002	Value (Rs. in Lakhs) 2003	Value (Rs. in Lakhs) 2002
(c) Details of Finished Goods					
(i) Opening Stock					
Cigarettes	Million	**2,505**	1,961	**2,31,44**	1,65,04
Smoking Tobaccos	Tonne	**2**	3	**21**	27
Printed Materials	Tonne	**287**	426	**2,17**	2,32
Agri Products	Tonne	**1,13,577**	10,921	**78,07**	18,25
Paper - Specialty Paper	Tonne	**647**	830	**4,05**	5,03
Paperboards and Paper	Tonne	**9,038**	9,416	**24,29**	29,82
Other Goods				**28,50**	29,15
Packing Materials				**2,77**	1,17
				3,71,50	2,51,05
(ii) Closing Stock					
Cigarettes	Million	**2,374**	2,505	**2,14,22**	2,31,44
Smoking Tobaccos	Tonne	**8**	2	**44**	21
Printed Materials	Tonne	**240**	287	**1,15**	2,17
Agri Products	Tonne	**40,984**	1,13,577	**48,02**	78,07
Paper - Specialty Paper	Tonne	**814**	647	**5,53**	4,05
Paperboards and Paper	Tonne	**8,276**	9,038	**27,00**	24,29
Other Goods				**47,48**	28,50
Packing Materials				**4,48**	2,77
				3,48,32	3,71,50
(iii) Purchases and Contract Manufacturing Charges					
Cigarettes	Million	**9,341**	7,940	**10,42**	8,83
Agri Products	Tonne	**8,77,730**	4,48,296	**5,86,77**	3,61,67
Other Goods				**78,24**	23,48
Packing Materials				**23,84**	14,77
				6,99,27	4,08,75
(d) Details of Raw Materials Consumed during the year*					
Unmanufactured Tobaccos	Tonne	**89,709**	75,968	**4,53,03**	4,46,94
Waste Paper and Pulp	Tonne	**1,46,580**	1,56,729	**1,93,55**	1,82,27
Hardwood and Bamboo	BDT**	**1,85,534**	1,65,428	**50,34**	43,83
Agri Products	Tonne	**2,16,571**	3,15,449	**2,93,50**	3,32,76
Board	Tonne	**4,761**	5,805	**72,07**	1,32,20
Filter Rods	Million	**8,384**	8,087	**89,25**	86,63
Aluminium Foil/Metallised Paper	Bobbin	**5,61,006**	5,23,036	**40,97**	42,21
BOPP/Viscose Film	Tonne	**1,543**	1,522	**23,17**	21,97
Chemicals for Paperboards and Paper				**1,20,09**	1,07,15
Miscellaneous				**2,13,71**	1,87,22
				15,49,68	15,83,18

* Relates to the Company's main products and the principal raw materials.
** BDT-Bone Dry Tonne

(e) Value of Raw Materials, Spare Parts and Components Consumed during the year	(Percentage) 2003	(Percentage) 2002	Value (Rs. in Lakhs) 2003	Value (Rs. in Lakhs) 2002
Raw Materials				
Imported	**20.56**	18.86	**3,18,63**	2,98,61
Indigenous	**79.44**	81.14	**12,31,05**	12,84,57
	100.00	100.00	**15,49,68**	15,83,18
Spare Parts and Components				
Imported	**36.45**	45.01	**33,87**	40,90
Indigenous	**63.55**	54.99	**59,06**	49,97
	100.00	100.00	**92,93**	90,87

SCHEDULES TO THE ACCOUNTS

(f) Earnings etc. in Foreign Exchange during the year

	2003 (Rs. in Lakhs)	2002 (Rs. in Lakhs)
Export of Goods (F.O.B. – Realisation Basis)	11,58,10	8,25,78
Dividend	49	2,09
Hotel Earnings*	1,09,08	90,69
Other Earnings	26,33	29,01
	12,94,00	9,47,57

* Includes Rs. 90,83 Lakhs (2002 – Rs. 72,23 Lakhs) being earnings during the year through International Credit Cards, Travel Agencies, Foreign Airlines etc.

(g) Value of Imports during the year (C.I.F. Basis)

	2003	2002
Raw Materials	2,62,25	2,40,01
Components and Spare Parts	31,53	28,52
Capital Goods	67,18	1,08,24
Other Goods (including imports under eligible Export House Scheme)	8,17	35,81
	3,69,13	4,12,58

(h) Expenditure in Foreign Currency during the year (on payment basis)

	2003	2002
Professional Fees	5,78	5,11
Advertising/Sales Promotion	1,09	44
Export Promotion Expenses	4,84	3,50
Training	1,77	2,43
Hotel Reservation/Marketing Expenses	3,94	4,02
Licence Fees	82	65
Miscellaneous Expenditure	20,86	6,77
	39,10	22,92

(i) Remittances in Foreign Currencies on account of Dividends (2003 - Net of tax deducted at source)

Financial Year	On Account of	No. of Shares held	No. of Non-Resident Shareholders	(Rs. in Lakhs)
2002/2003	**2001/2002**	**9,11,73,256**	**86**	**1,05,26**
2001/2002	2000/2001	9,11,75,972	90	91,18

SCHEDULES TO THE ACCOUNTS

20. SEGMENT REPORTING

PRIMARY SEGMENT INFORMATION (BUSINESS SEGMENTS) (Rs. in Lakhs)

	2003 External Sales	2003 Inter Segment Sales	2003 Total	2002 External Sales	2002 Inter Segment Sales	2002 Total
1. Segment Revenue						
FMCG - Cigarettes	87,64,00	—	87,64,00	80,20,92	–	80,20,92
FMCG - Others	1,08,47	73	1,09,20	21,63	43	22,06
FMCG - Total	88,72,47	73	88,73,20	80,42,55	43	80,42,98
Hotels	1,92,09	1,32	1,93,41	1,60,28	2,10	1,62,38
Agri Business	12,72,95	3,85,19	16,58,14	9,67,75	1,80,03	11,47,78
Paperboards, Paper and Packaging	6,87,37	4,75,49	11,62,86	6,69,51	3,61,50	10,31,01
Segment Total	1,10,24,88	8,62,73	1,18,87,61	98,40,09	5,44,06	1,03,84,15
Eliminations			(8,62,73)			(5,44,06)
Total Revenue			1,10,24,88			98,40,09
2. Segment Results						
FMCG - Cigarettes			19,23,53			16,93,11
FMCG - Others			(1,22,44)			(73,44)
FMCG - Total			18,01,09			16,19,67
Hotels			10,09			(50)
Agri Business			84,05			10,97
Paperboards, Paper and Packaging			2,26,27			1,62,17
Segment Total			21,21,50			17,92,31
Eliminations			(40,76)			17,56
Consolidated Total			20,80,74			18,09,87
Unallocated corporate expenses net of unallocated income			82,62			38,58
Profit before interest, etc., and taxation			19,98,12			17,71,29
Interest etc. paid - Net			29,84			66,93
Interest on loans and deposits, income from current and long term investments, profit and loss on sale of investments etc.			87,91			75,90
Provision for Taxation			6,84,84			5,90,54
3. Profit after Taxation			13,71,35			11,89,72

Other Information

(Rs. in Lakhs)

	2003 Segment Assets	2003 Segment Liabilities*	2002 Segment Assets	2002 Segment Liabilities*
FMCG - Cigarettes	23,03,03	6,81,45	23,34,56	6,99,91
FMCG - Others	1,23,33	42,92	69,62	11,62
FMCG - Total	24,26,36	7,24,37	24,04,18	7,11,53
Hotels	10,37,76	94,67	8,54,91	72,51
Agri Business	5,23,36	1,12,48	4,80,48	67,73
Paperboards, Paper and Packaging	13,92,34	1,31,43	13,25,41	1,32,92
Segment Total	53,79,82	10,62,95	50,64,98	9,84,69
Unallocated Corporate Assets/Liabilities	32,89,56	22,40,81	21,82,46	18,48,77
Total	86,69,38	33,03,76	72,47,44	28,33,46

	2003 Capital Expenditure	2003 Depreciation	2003 Non Cash expenditure other than depreciation	2002 Capital Expenditure	2002 Depreciation	2002 Non Cash expenditure other than depreciation
FMCG - Cigarettes	1,14,97	1,00,05	6,28	1,39,00	91,38	2,16
FMCG - Others	17,67	3,56	2	31,53	1,17	(12)
FMCG - Total	1,32,64	1,03,61	6,30	1,70,53	92,55	2,04
Hotels	2,14,12	21,57	45	1,99,90	18,66	1,02
Agri Business	23,16	17,59	1,61	9,31	12,48	1,42
Paperboards, Paper and Packaging	1,15,74	71,68	4,18	1,72,32	65,45	2,22
Segment Total	4,85,66	2,14,45	12,54	5,52,06	1,89,14	6,70

* Segment Liabilities of FMCG-Cigarettes is before considering provision of Rs. 9,70,20 Lakhs (2002 - Rs. 5,89,00 Lakhs) in respect of disputed State Taxes, the levy / collection of which has been stayed. These have been included under 'Unallocated corporate liabilities'.

SCHEDULES TO THE ACCOUNTS

SECONDARY SEGMENT INFORMATION (GEOGRAPHICAL SEGMENTS)

(Rs. in Lakhs)

	2003	2002
1. Segment Revenue		
— Within India	**97,95,82**	89,35,16
— Outside India	**12,29,06**	9,04,93
Total Revenue	**1,10,24,88**	98,40,09
2. Segment Assets		
— Within India	**53,77,73**	50,62,67
— Outside India	**2,09**	2,31
Total Assets	**53,79,82**	50,64,98
3. Capital Expenditure		
— Within India	**4,85,66**	5,52,06
— Outside India	**—**	—
Total Capital Expenditure	**4,85,66**	5,52,06

NOTES

(1) The Company's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies. The Company is currently focussed on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging and Agri Business. The Company's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG : Cigarettes	— Cigarettes and Smoking mixtures.
: Others	— Branded Garments, Greeting Cards, Stationery & Gifts, Packaged Foods (Staples, Confectionery, Snack Foods and Ready to Eat Food) and Agarbattis and Matches sourced from the small scale sector.
Hotels	— Hoteliering.
Paperboards, Paper and Packaging	— Paperboards, Paper including Specialty Paper & Packaging.
Agri Business	— Agri commodities such as rice, soya, wheat, coffee and leaf tobacco.

(3) The geographical segments considered for disclosure are :

— Sales within India

— Sales outside India

(4) Branded Garments, Greeting Cards, Stationery & Gifts, Packaged Foods (Staples, Confectionery, Snack Foods and Ready to Eat Food) and Agarbattis and Matches constitute new business activities. Accordingly segment results largely reflect start up and business development costs.

(5) In its Hotels business, the Company has been engaged in implementing its strategic investment plans to complete the ITC Welcomgroup chain. Capital employed of Rs. 943 Crores (2002 - Rs. 782 Crores) includes Rs. 841 Crores (2002 - Rs. 676 Crores) relating to the recently opened hotels at Delhi, Mumbai and Kolkata as well as capital work-in-progress in respect of hotels under construction.

The Hotel industry showed early signs of recovery during the second half of the year. However, the segment results for the year continue to reflect the gestation cost of the newly opened hotels, the impact of the global slump in international travel, the adverse effect of travel advisories and the holding cost in respect of Hotel Searock which has been the subject matter of a prolonged legal dispute.

(6) The Company's Agri Business markets agri commodities in the domestic and export markets, supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business.

(7) Unallocated corporate assets include Rs. 803 Crores (2002 - Rs. 881 Crores) being legacy assets acquired by the Company as part and parcel of the schemes facilitating exit from the Financial Services and Edible Oil Businesses in 1997.

SCHEDULES TO THE ACCOUNTS

21. RELATED PARTY DISCLOSURES

1. ENTERPRISES WHERE CONTROL EXISTS :

i) Subsidiaries :

a) ITC Hotels Limited and its subsidiaries
   Srinivasa Resorts Limited
   Fortune Park Hotels Limited
   Bay Islands Hotels Limited

b) Russell Credit Limited and its subsidiary
   Greenacre Holdings Limited

c) ITC Infotech India Limited and its subsidiaries
   ITC Infotech Limited, UK
   ITC Infotech (USA), Inc.

d) Wills Corporation Limited

e) Gold Flake Corporation Limited

f) Landbase India Limited

g) BFIL Finance Limited and its subsidiary
   MRR Trading & Investment Company Limited

h) Surya Nepal Private Limited (from 20.08.2002)

The above list does not include :

a) ITC Global Holdings Pte. Limited, Singapore being under Judicial Management and its subsidiaries
   Hup Hoon Traders Pte. Ltd., Singapore
   Hup Hoon Shipping Pte. Ltd., Singapore
   Chai Fu Trading Pte. Ltd., Singapore
   AOZT "Hup Hoon", Moscow
   Hup Hoon Impex Srl, Romania
   Fortune Tobacco Co. Ltd., Cyprus
   Fortune Tobacco Company, Inc., USA, and

b) BFIL Securities Limited (a subsidiary of BFIL Finance Ltd.)
   which is under voluntary winding up proceedings.

ii) Other entities under control of the Company :

a) ITC Sangeet Research Academy

b) ITC Education Trust

c) ITC Rural Development Trust

2. OTHER RELATED PARTIES WITH WHOM THE COMPANY HAD TRANSACTIONS, etc.

i) Associates & Joint Ventures :

Associates

a) Ansal Hotels Limited

b) Gujarat Hotels Limited

c) Megatop Financial Services and Leasing Limited

d) Newdeal Finance and Investment Limited

e) Peninsular Investments Limited

f) Russell Investments Limited

g) Asia Tobacco Company Limited

h) Classic Infrastructure & Development Limited

i) International Travel House Limited

j) Tobacco Manufacturers (India) Limited, UK

Joint Ventures

a) King Maker Marketing Inc., USA

b) Surya Nepal Private Limited [formerly known as Surya Tobacco Company (P) Limited] (upto 19.08.2002)

Joint Ventures of the Company's subsidiaries

a) ITC Filtrona Limited (a Joint Venture of Gold Flake Corporation Limited)

b) Maharaja Heritage Resorts Limited (a Joint Venture of ITC Hotels Limited)

SCHEDULES TO THE ACCOUNTS

ii) Key Management Personnel :

Y.C. Deveshwar	Executive Chairman
A. Singh	Executive Director
K. Vaidyanath	Executive Director
S.S.H. Rehman	Executive Director
A.A.F. Rodrigues	Non-Executive Director (upto 22.5.2002)
M.V. Muthu	Non-Executive Director (upto 29.7.2002)
Y.P. Gupta	Non-Executive Director
C.R. Green	Non-Executive Director
P.B. Ramanujam	Non-Executive Director
B. Sen	Non-Executive Director
Ram S. Tarneja	Non-Executive Director
R. Vasudevan	Non-Executive Director (upto 14.8.2002)
B. Vijayaraghavan	Non-Executive Director
Ajeet Prasad	Non-Executive Director
J.B. Stevens	Non-Executive Director
T.M. Nagarajan	Non-Executive Director (from 14.8.2002)
K.S. Vaidyanathan	Member - Corporate Management Committee
A. Nayak	Permanent Invitee - Corporate Management Committee
R. Srinivasan	Permanent Invitee - Corporate Management Committee

iii) Employees' Benefit Plans where there is significant influence :

a) IATC Provident Fund

b) IATC Staff X Provident Fund

c) ITC Management Staff Gratuity Fund

d) ITC Gratuity Fund

e) ITC Gratuity Fund 'B'

f) ITC Gratuity Fund 'C'

g) ITC Pension Fund

h) ILTD Seasonal Employees Pension Fund

i) ITC Platinum Jubilee Pension Fund

j) Tribeni Tissues Limited Provident Fund

k) Tribeni Tissues Limited Gratuity Fund

l) ITC Bhadrachalam Paperboards Limited Management Staff Pension Fund (from January 2003)

m) ITC Bhadrachalam Paperboards Limited Gratuity Fund 'A' (from January 2003)

n) ITC Bhadrachalam Paperboards Limited Gratuity Fund 'B' (from January 2003)

o) ITC Bhadrachalam Paperboards Limited Gratuity Fund 'C' (from January 2003)

p) ITC Bhadrachalam Paperboards Limited Staff Provident Fund (from January 2003)

3. DISCLOSURE OF TRANSACTIONS BETWEEN THE COMPANY AND RELATED PARTIES AND THE STATUS OF OUTSTANDING BALANCES

(Rs. in Lakhs)

	Enterprises where control exists				Associates & Joint Ventures		Key Management Personnel & Relatives		Employee Trusts	
	Subsidiaries		Others							
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
1. Sale of Goods / Services	**22,21**	3,67			**51,43**	65,74				
2. Purchase of Goods / Services	**36,24**	25,31			**98,55**	87,02				
3. Acquisition cost of Fixed Assets (including project consultancy fees, etc.)	**1,31**	4,73								
4. Sale of Fixed Assets	**1**	60			**3**					
5. Purchase of Investments (Purchase of equity shares of ITC Bhadrachalam Paperboards Limited from Russell Credit Limited)		1,27,46								
6. Sale of Investments (Sale of equity shares of ITC Infotech Limited to ITC Infotech India Limited)		6,87								
7. Interest Income	**3,90**	4,14			**13,93**	14,10	**8**	5		
8. Remuneration to Key Management Personnel										
— Directors [see Schedule 19 (xi)]							**3,87**	3,08		
— Others							**1,15**	99		
9. Rent Paid (2002 - Rs. 40,000)	**32**							...		
10. Reimbursement of Contractual Remuneration	**35,32**	28,10								
11. Remuneration of managers on deputation recovered	**6**				**20**	18				
12. Donations			**74**	2,50						
13. Contributions to Employees' Benefit Plans									**45,47**	25,51
14. Dividend income		2,15			**2,94**	4,08				
15. Dividend payments					**89,35**	66,19	**1**	1		
16. Expenses recovered	**3,55**	81	**2**		**49**	32				
17. Expenses reimbursed	**4,31**	36			**2,00**	14				
18. Loans Given	**11,47,40**	1,60,30			**1,50**	34,50	**5**			
19. Receipt towards Loan Repayment	**11,83,62**	1,29,50					**5**	5		
20. Advances Given	**9,56**	1,75			**1**					
21. Receipt towards refund of Deposits					**10**	43				
22. Receipt towards refund of Advances	**63**				**1,23**	90				
23. Balances as on 31st March,										
i) Debtors/Receivables	**3,82**	1,28			**17,10**	6,20				
ii) Advances Given	**56,98**	47,53			**9,68**	10,90				
iii) Loans Given	**1,39,94**	1,76,16			**1,40,00**	1,38,50	**1,43**	1,43		
iv) Deposits with (including Deposits towards Property Options)	**2,56**	2,52			**1,54,92**	1,55,02	**4**	4		
v) Deposits From	**20,25**	20,25			**3**					
vi) Creditors/Payables	**18,49**	4,45			**3,16**	23,75				
vii) Investments in Non-Convertible Debentures	**15,00**	15,00								
24. Provision for subsidiary (made in earlier years) as on 31st March,	**50,00**	50,00								
25. In addition, remuneration of managers on deputation, absorbed			**10**	7	**72**	66				

Note : Mr. S. S. H. Rehman, a Wholetime Director of the Company, is the Managing Director of ITC Hotels Limited and his aggregate remuneration for the year of Rs. 74 Lakhs (2002 - Rs. 57 Lakhs) is borne by the Company (included in 8 above).

SCHEDULES TO THE ACCOUNTS

22. SIGNIFICANT ACCOUNTING POLICIES

IT IS CORPORATE POLICY

Convention

To prepare financial statements in accordance with applicable Accounting Standards in India. A summary of important accounting policies, which have been applied consistently, is set out below. The financial statements have also been prepared in accordance with relevant presentational requirements of the Companies Act, 1956.

Basis of Accounting

To prepare financial statements in accordance with the historical cost convention modified by revaluation of certain Fixed Assets as detailed below.

Fixed Assets

To state Fixed Assets at cost of acquisition inclusive of inward freight, duties and taxes and incidental expenses related to acquisition. In respect of major projects involving construction, related pre-operational expenses form part of the value of assets capitalised. Expenses capitalised also include applicable borrowing costs. To adjust the original cost of Fixed Assets acquired through foreign currency loans at the end of each financial year by any change in liability arising out of expressing the outstanding foreign loan at the rate of exchange prevailing at the date of Balance Sheet.

To capitalise software where it is expected to provide future enduring economic benefits. Capitalisation costs include licence fees and costs of implementation / system integration services. The costs are capitalised in the year in which the relevant software is implemented for use.

To charge off as a revenue expenditure all upgradation / enhancements unless they bring similar significant additional benefits.

Depreciation

To calculate depreciation on Fixed Assets and Trademarks in a manner that amortises the cost of the assets after commissioning, over their estimated useful lives or lives based on the rates specified in Schedule XIV to the Companies Act, 1956, whichever is lower, by equal annual instalments. Leasehold properties are amortised over the period of the lease.

To amortise capitalised software costs over a period of five years.

Revaluation of Assets

To review the original book value of Fixed Assets, from time to time, and revalue such of those Fixed Assets as have appreciated in value significantly, in order to relate them more closely to current replacement values, to adjust the provision for depreciation on such revalued Fixed Assets, where applicable, in order to make allowance for consequent additional diminution in value on considerations of age, condition and unexpired useful life of such Fixed Assets; to transfer to Revaluation Reserve the difference between the written up value of the Fixed Assets revalued and depreciation adjustment and to charge Revaluation Reserve Account with annual depreciation on that portion of the value which is written up.

Investments

To state Current Investments at lower of cost and fair value; and Long Term Investments, including in Joint Ventures and Associates, at cost. Where applicable, provision is made where there is a permanent fall in valuation of Long Term Investments.

Inventories

To state inventories including work-in-progress at cost or below. The cost is calculated on weighted average method. Cost comprises expenditure incurred in the normal course of business in bringing such inventories to its location and includes, where applicable, appropriate overheads based on normal level of activity. Obsolete, slow moving and defective inventories are identified at the time of physical verification of inventories and, where necessary, provision is made for such inventories.

Turnover

To state Turnover, which represents invoiced value of goods sold and services rendered, net of sales tax but inclusive of excise duties, luxury taxes etc.

Investment Income

To account for Income from Investments on an accrual basis, inclusive of related tax deducted at source.

Proposed Dividend

To provide for Dividends (including income tax thereon) as proposed by the Directors in the books of account, pending approval at the Annual General Meeting.

SCHEDULES TO THE ACCOUNTS

Retirement Benefits

To make regular monthly contributions to various Provident Funds, Pension Funds and Gratuity Funds which are charged against revenue. To also charge against revenue, actual disbursements made, when due, under the Workers' Voluntary Retirement Scheme.

To administer through duly constituted and approved independent trusts, various Funds in respect of Employees' Retirement Benefit Schemes, with the exception of Provident Fund and Family Pension contributions in respect of Unionised Staff which are statutorily deposited with the Government.

Lease Rentals

To charge Rentals in respect of leased equipment to the Profit and Loss Account.

Research and Development

To write off all expenditure other than capital expenditure on Research and Development in the year it is incurred.

Capital expenditure on Research and Development is included under Fixed Assets.

Taxes on Income

To provide and determine Current tax as the amount of tax payable in respect of taxable income for the period.

To provide and recognise Deferred tax on timing differences between taxable income and accounting income subject to consideration of prudence.

Not to recognise Deferred tax assets on unabsorbed depreciation and carry forward of losses unless there is virtual certainty that there will be sufficient future taxable income available to realise such assets.

Foreign Currency Translation

To account for transactions in foreign currency at the exchange rate prevailing on the date of transactions. Gains/losses arising out of fluctuations in the exchange rates are recognised in Profit and Loss in the period in which they arise except in respect of Fixed Assets where exchange variance is adjusted in the carrying amount of the respective Fixed Asset.

To account for differences between the forward exchange rates and the exchange rates at the date of transactions, as income or expense over the life of the contracts, except in respect of liabilities incurred for acquiring Fixed Assets, in which case such differences are adjusted in the carrying amount of the respective Fixed Asset.

To account for profit/loss arising on cancellation or renewal of forward exchange contracts as income/expense for the period, except in case of forward exchange contracts relating to liabilities incurred for acquiring Fixed Assets, in which case such profit/loss are adjusted in the carrying amount of the respective Fixed Asset.

To account for gains/losses on foreign exchange rate fluctuations relating to current assets and liabilities at the year end.

To account for gains/losses on foreign exchange rate fluctuations relating to inventories at foreign branches where valuation is at net realisable value.

To account for gains/losses on foreign exchange rate fluctuations relating to current assets and liabilities of foreign branch and foreign currency bank accounts at the year end.

Claims

To disclose claims against the Company not acknowledged as debts after a careful evaluation of the facts and legal aspects of the matter involved.

Segment Reporting

To identify segments having regard to the dominant source and nature of risks and returns and the internal organisation and management structure.

To account for inter-segment revenue on the basis of transactions which are primarily market led.

To include under "Unallocated Corporate Expenses" revenue and expenses which relate to the enterprise as a whole and are not attributable to segments.

Financial and Management Information Systems

To practise an Integrated Accounting System which unifies both Financial Books and Costing Records. The books of account and other records have been designed to facilitate compliance of the relevant provisions of the Companies Act on one hand, and meet the internal requirements of information and systems for Planning, Review and Internal Control on the other. To ensure that the Cost Accounts are designed to adopt Costing Systems appropriate to the business carried out by the Division with each Division incorporating into its Costing System, the basic tenets and principles of Standard Costing, Budgetary Control and Marginal Costing as appropriate.

On behalf of the Board

Y. C. DEVESHWAR *Chairman*

Kolkata,
23rd May, 2003

K. VAIDYANATH *Director*

B. B. CHATTERJEE *Secretary*

REPORT OF THE AUDITORS TO THE SHAREHOLDERS

1. We have audited the attached balance sheet of ITC Limited as at 31st March, 2003 and also the profit and loss account and the cash flow statement for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988 issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, we give in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

4. Further to our comments in the Annexure referred to in paragraph 3 above :

   (i) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

   (ii) in our opinion, proper books of account as required by law have been kept by the company so far as appears from our examination of those books;

   (iii) the balance sheet, profit and loss account and cash flow statement dealt with by this report are in agreement with the books of account;

   (iv) in our opinion, the balance sheet, profit and loss account and cash flow statement dealt with by this report comply with the requirements of the accounting standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956;

   (v) on the basis of the written representations received from the directors as on 31st March, 2003, and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31st March, 2003 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956;

   (vi) in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India :

      (a) in the case of the balance sheet, of the state of affairs of the company as at 31st March, 2003,

      (b) in the case of the profit and loss account, of the profit for the year ended on that date and

      (c) in the case of the cash flow statement, of the cash flows for the year ended on that date.

For A. F. Ferguson & Co.
Chartered Accountants

A. K. Mahindra
Partner
Membership No. 10296

Kolkata,
23rd May, 2003

Annexure to the Auditors' Report

[Referred to in paragraph (3) thereof]

1. The company is maintaining proper records showing full particulars, including quantitative details and situation of fixed assets. In our opinion, the fixed assets have been physically verified by the management at reasonable intervals, having regard to the size of the company and the nature of its assets. No material discrepancies between book records and the physical inventory were noticed.

2. The fixed assets have not been revalued during the year.

3. The stocks of finished goods, stores, spare parts and raw materials have been physically verified by the management during the year except materials lying with third parties (which have substantially been confirmed). In our opinion, the frequency of verification is reasonable.

4. In our opinion and according to the information and explanations given to us, the procedures of physical verification of stocks followed by the management were found reasonable and adequate in relation to the size of the company and the nature of its business.

5. The discrepancies noticed on verification between the physical stocks and the book records were not material in relation to the operations of the company.

6. On the basis of our examination of the stock records, in our opinion, the valuation of stocks is fair and proper in accordance with the normally accepted accounting principles and is on the same basis as in the preceding year.

7. The company has not taken any loans, secured or unsecured, from companies, firms, or other parties listed in the Register maintained under Section 301 of the Companies Act, 1956. The provisions of Section 370 of the Companies Act, 1956 are not applicable to a company on and from October 31, 1998.

8. The company has not granted any loans, secured or unsecured, to companies, firms or other parties listed in the Register maintained under Section 301 of the Companies Act, 1956. The provisions of Section 370 of the Companies Act, 1956 are not applicable to a company on and from October 31, 1998.

9. In respect of loans and advances in the nature of loans given by the company, where stipulations have been made, the parties are repaying the principal amounts as stipulated or as rescheduled and have also been regular in the payment of interest where applicable, except in respect of certain loans / advances in the nature of loans which have been considered as doubtful and fully provided for.

10. In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the company and the nature of its business with regard to purchases of stores, raw materials including components, plant and machinery, equipment and other assets, and for the sale of goods.

11. There were no transactions during the year of purchase of goods and materials, and sale of goods, materials and services, made in pursuance of contracts or arrangements entered in the Register maintained under Section 301 of the Companies Act, 1956.

12. As explained to us the company has a regular procedure for determination of unserviceable or damaged stores, raw materials and finished goods. Adequate provision has been made in the accounts for the loss arising on the items so determined.

13. In our opinion and according to the information and explanations given to us, the company has complied with the provisions of Section 58A of the Companies Act, 1956, and the Companies (Acceptance of Deposits) Rules, 1975 with regard to the deposits accepted from the public.

14. In our opinion, reasonable records have been maintained by the company for the sale of realisable scrap. We have been informed that the company's operations do not generate any by-products.

15. In our opinion, the company has an adequate internal audit system commensurate with the size of the company and the nature of its business.

16. To the best of our knowledge, the Central Government has not prescribed the

maintenance of cost records under Section 209(1)(d) of the Companies Act, 1956, for any of the products of the company excepting paper, for which, in our opinion, prima facie, the prescribed accounts and records have been maintained and are being made up. We are not required to and, accordingly, have not made a detailed examination of the records.

17. According to the records of the company, provident fund and Employees' State Insurance dues, where applicable, have been regularly deposited during the year with the appropriate authorities.

18. According to the information and explanations given to us, there were no undisputed amounts payable in respect of income tax, wealth tax, sales tax, customs duty, and excise duty which have remained outstanding as at 31st March, 2003 for a period of more than six months from the date they became payable.

19. According to the information and explanations given to us and the records of the company examined by us, no personal expenses have been charged to revenue account other than those payable under contractual obligations or in accordance with generally accepted business practice.

20. The company is not a sick industrial company within the meaning of clause (o) of sub-section (1) of Section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985.

21. In respect of the service activities :

    (a) the company has a reasonable system of recording receipts, issues and consumption of materials and stores, where applicable, and such system provides for a reasonable allocation of materials consumed to the relative jobs

    (b) the company has a reasonable system of allocating man hours utilised, where applicable, to the relative jobs

    (c) there is a reasonable system of authorisation at proper levels on issues of stores and allocation of stores and labour to jobs

    commensurate with the size of the company and the nature of its business.

22. As explained to us, in respect of the trading activity of the company damaged goods have been determined and adequate provision has been made in the accounts for the loss arising on the items so determined.

For A. F. Ferguson & Co.
Chartered Accountants

A. K. Mahindra
Partner
Membership No. 10296

Kolkata,
23rd May, 2003

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE
(As per Schedule VI, Part IV of the Companies Act, 1956)

I. Registration Details

Registration No.	1985
State Code	21
Balance Sheet Date (Date Month Year)	31 03 03

II. Capital raised during the year (Amount in Rs. Thousands)

Public Issue	N.A.
Rights Issue	N.A.
Bonus Issue	N.A.
Private Placement	N.A.

III. Position of Mobilisation and Deployment of Funds (Amount in Rs. Thousands)

Total Liabilities	54825913
Total Assets	54825913

Sources of Funds

Paid up Capital	2475119
Reserves & Surplus	51181099
Share Capital Suspense	–
Secured Loans	465112
Unsecured Loans	704583

Application of Funds

Net Fixed Assets	31699686
Investments	16088626
Net Current Assets	7673401
Misc. Expenditure	N.A.
Accumulated Losses	N.A.
Deferred Tax–Net	–635800

IV. Performance of Company (Amount in Rs. Thousands)

Turnover**	111944716
Total Expenditure	91382848

**includes Other Income

	+	–	
Profit/Loss Before Tax	✓		20561868
Profit/Loss After Tax	✓		13713468

(Please tick appropriate box + for profit, – for loss)

Earnings Per Share in Rs.	55.41
Dividend Rate %	150

V. Generic Names of Three Principal Products / Services of Company (as per monetary terms)

Item Code No. (ITC Code)	Product Description
24.02	CIGARETTES
24.01	UNMANUFACTURED TOBACCO
48.10	PAPER & PAPERBOARD COATED ONE OR BOTH SIDES WITH KAOLIN

CONSOLIDATED FINANCIAL STATEMENTS

ITC Limited

CONSOLIDATED BALANCE SHEET

AS AT 31ST MARCH, 2003

	Schedule	31st March, 2003 (Rs. in Lakhs)		31st March, 2002 (Rs. in Lakhs)	
I. SOURCES OF FUNDS					
1. Shareholders' Funds					
a) Capital	1	2,47,51		2,45,41	
b) Share Capital Suspense	1A	—		2,10	
c) Reserves and Surplus	2	51,39,74	53,87,25	41,47,08	43,94,59
2. Minority Interests			99,83		71,48
3. Loan Funds					
a) Secured Loans	3	1,01,12		2,52,39	
b) Unsecured Loans	4	70,46	1,71,58	85,30	3,37,69
Total			56,58,66		48,03,76
II. APPLICATION OF FUNDS					
1. Fixed Assets	5				
a) Gross Block		47,86,56		41,36,08	
b) Less : Depreciation		14,24,48		12,28,07	
c) Net Block		33,62,08		29,08,01	
d) Capital Work-in-Progress		1,71,28		3,87,30	
		35,33,36		32,95,31	
e) Less : Provision for assets given on lease		10,39	35,22,97	10,39	32,84,92
2. Investments	6		13,46,61		6,59,21
3. Current Assets, Loans and Advances					
a) Inventories	7	14,41,47		11,96,63	
b) Sundry Debtors	8	2,45,76		2,04,03	
c) Cash and Bank Balances	9	4,71,00		2,69,71	
d) Other Current Assets	10	8,18,88		7,57,48	
e) Loans and Advances	11	6,90,01		7,41,04	
		36,67,12		31,68,89	
Less :					
4. Current Liabilities and Provisions					
a) Liabilities	12	21,96,89		17,13,23	
b) Provisions	13	5,92,02		4,49,32	
		27,88,91		21,62,55	
Net Current Assets			8,78,21		10,06,34
5. Deferred Tax–Net	14		(90,08)		(1,46,71)
6. Miscellaneous Expenditure (To the extent not written off or adjusted) [See Schedule 19 (x)]			95		—
Total			56,58,66		48,03,76
Notes to the Accounts	19				
Segment Reporting	20				
Related Party Disclosures	21				
Significant Accounting Policies	22				

The Schedules referred to above form an integral part of the Balance Sheet.

Per our Report attached

On behalf of the Board

For A. F. FERGUSON & CO.
Chartered Accountants

A. K. MAHINDRA
Partner

Kolkata, 23rd May, 2003

Y. C. DEVESHWAR *Chairman*

K. VAIDYANATH *Director*

B. B. CHATTERJEE *Secretary*

ITC Limited

CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31ST MARCH, 2003

	Schedule		**For the year ended 31st March, 2003 (Rs. in Lakhs)**		For the year ended 31st March, 2002 (Rs. in Lakhs)
I. INCOME					
Sales			**1,14,52,56**		1,00,34,02
Other Income	15		**1,90,17**		1,60,36
			1,16,42,73		1,01,94,38
II. EXPENDITURE					
Raw Materials etc.	16		**22,84,06**		19,09,66
Excise Duties and Taxes on Sales of Products and Services			**52,81,86**		48,03,53
Manufacturing, Selling etc. Expenses	17		**17,14,31**		15,10,68
Depreciation			**2,59,84**		2,16,03
			95,40,07		84,39,90
III. PROFIT					
Profit before Taxation			**21,02,66**		17,54,48
Provision for Taxation	18		**7,20,10**		5,91,80
Profit after Taxation before Share of Results of Associates and Minority interests			**13,82,56**		11,62,68
Share of net Loss of Associates			**(4,84)**		—
Profit after Taxation before Minority Interests			**13,77,72**		11,62,68
Minority Interests			**4,75**		98
Net Profit			**13,72,97**		11,61,70
Profit brought forward			**1,76,76**		1,58,75
Balance of Revenue Reserves of Joint Ventures and Associates on initial adoption [See Schedule 19 (i) (b) & (c)]			**11,15**		—
Transfer to Hotel Foreign Exchange Earnings Reserve		**(4,00)**		(3,58)	
Release from Hotel Foreign Exchange Earnings Reserve		**9,00**	**5,00**	—	(3,58)
Available for appropriation			**15,65,88**		13,16,87
IV. APPROPRIATIONS					
Transfer to Debenture Redemption Reserve		**—**		21,49	
Release from Debenture Redemption Reserve		**(60,50)**	**(60,50)**	(15,52)	5,97
General Reserve			**10,00,54**		8,00,00
Proposed Dividend (2002 - subject to deduction of income tax)			**3,71,27**		3,34,14
Income Tax on Proposed Dividend			**47,57**		—
Share of Revenue Reserves of Joint Ventures carried forward			**13,61**		—
Profit carried forward			**1,93,39**		1,76,76
			15,65,88		13,16,87
Earnings per Share (Face Value Rs. 10.00 each) (Basic and Diluted)	19 (v)		**Rs. 55.47**		Rs. 46.94
Notes to the Accounts	19				
Segment Reporting	20				
Related Party Disclosures	21				
Significant Accounting Policies	22				

The Schedules referred to above form an integral part of the Profit and Loss Account.

Per our Report attached to the Balance Sheet

For A. F. FERGUSON & CO.
Chartered Accountants

A. K. MAHINDRA
Partner

Kolkata, 23rd May, 2003

On behalf of the Board

Y. C. DEVESHWAR *Chairman*

K. VAIDYANATH *Director*

B. B. CHATTERJEE *Secretary*

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31ST MARCH, 2003

	For the year ended 31st March, 2003 (Rs. in Lakhs)		For the year ended 31st March, 2002 (Rs. in Lakhs)	
A. PROFIT BEFORE TAX		21,02,66		17,54,48
ADJUSTMENTS FOR :				
Depreciation	2,59,84		2,16,03	
Interest etc. – Net [Excluding Rs. 8,18 lakhs (2002 – Rs. 7,47 lakhs) (net) (credit) in respect of financial enterprises consolidated]	(4,41)		18,07	
Income from Long Term Investments [Excluding Rs. 2 lakhs (2002 – Rs. 4 lakhs) in respect of financial enterprises consolidated]	(85)		(5,39)	
Income from Current Investments [Excluding Rs. Nil (2002 – Rs. 1,01 lakhs) in respect of financial enterprises consolidated]	(4,41)		(11,15)	
Fixed Assets – Loss on Sale/Write off – Net	8,93		7,24	
Profit on Sale of Current Investments – Net	(43,18)		(2,90)	
Provision for diminution in value of Long Term Investment	—		1,41	
Unrealised (Gain)/Loss on Exchange – Net	(57)		59	
Provision for estimated loss on Fixed Assets held for Sale	35,04		—	
Amortisation of Miscellaneous Expenditure	10		—	
Liability no longer required written back	(20,18)	2,30,31	(16,97)	2,06,93
		23,32,97		19,61,41
Miscellaneous Expenditure Paid		(1,05)		—
OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES		23,31,92		19,61,41
ADJUSTMENTS FOR :				
Trade and Other Receivables	6,87		3,25	
Inventories	(2,16,66)		52,26	
Trade Payables	4,52,54	2,42,75	2,88,88	3,44,39
CASH GENERATED FROM OPERATIONS		25,74,67		23,05,80
Income Tax Paid (net of refunds)		(7,28,82)		(4,63,17)
NET CASH FROM OPERATING ACTIVITIES		18,45,85		18,42,63
B. CASH FLOW FROM INVESTING ACTIVITIES				
Purchase of Fixed Assets	(5,11,56)		(5,32,87)	
Sale of Fixed Assets	3,28		90	
Purchase of Current Investments	(34,30,12)		(33,19,71)	
Sale/Redemption of Current Investments	28,81,91		32,27,99	
Purchase of Long Term Investments	(1,07,18)		—	
Sale of Long Term Investments	3		2,02	
Income from Long Term Investments Received	77		5,10	
Dividend received from Associates	56		35	
Interest Received	27,74		49,68	
Deposits towards Property Options	—		(17,40)	
Loans Given	(3,00)		(46,04)	
Loans Realised	—		16,62	
NET CASH USED IN INVESTING ACTIVITIES		(11,37,57)		(6,13,36)
C. CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from issue of Share Capital by erstwhile ITC Bhadrachalam Paperboards Ltd.	—		1	
Proceeds from Long Term Borrowings	7,89		15,74	
Repayments of Long Term Borrowings	(1,89,64)		(1,24,36)	
Net increase/(decrease) in Cash/Export Credit Facilities and other Short Term Loans	14,97		(6,04,84)	
Interest etc. Paid	(44,71)		(75,98)	
Dividends Paid	(3,32,09)		(2,44,92)	
Income Tax on Dividend Paid	—		(25,34)	
NET CASH FLOW USED IN FINANCING ACTIVITIES		(5,43,58)		(10,59,69)
NET INCREASE IN CASH AND CASH EQUIVALENTS		1,64,70		1,69,58
OPENING CASH AND CASH EQUIVALENTS		2,70,10		1,00,52
CASH AND CASH EQUIVALENTS ON INITIAL ADOPTION - JOINT VENTURES [Schedule 19(i)(b)]		32,09		—
CASH AND CASH EQUIVALENTS ON ACQUISITION OF SUBSIDIARY (Note 1)		3,93		—
CLOSING CASH AND CASH EQUIVALENTS		4,70,82		2,70,10
CASH AND CASH EQUIVALENTS COMPRISE :				
Cash and Bank Balances	4,71,00		2,69,71	
Unrealised Loss/(Gain) on Foreign Currency Cash and Cash Equivalents	(18)	4,70,82	39	2,70,10

Notes :

1. Surya Nepal (P) Limited, a joint venture, became a subsidiary of the Group in 2002-03 on acquisition of shares, for cash, aggregating Rs. 6,16 lakhs.
2. In view of adoption of Accounting Standard 27 - Financial Reporting of Interests in Joint Ventures during the year, the figures of the current year are not comparable to those of the previous year.

Per our Report attached to the Balance Sheet

For A. F. FERGUSON & CO.
Chartered Accountants

A. K. MAHINDRA
Partner

Kolkata, 23rd May, 2003

On behalf of the Board

Y. C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*
B. B. CHATTERJEE *Secretary*

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

	As at 31st March, 2003 (Rs. in Lakhs)	As at 31st March, 2002 (Rs. in Lakhs)
1. CAPITAL		
Authorised		
30,00,00,000 Ordinary Shares of Rs. 10.00 each	**3,00,00**	3,00,00
Issued and Subscribed		
24,75,11,886 (2002 - 24,54,14,904) Ordinary Shares of Rs. 10.00 each, fully paid	**2,47,51**	2,45,41

A) Of the above, following were allotted :

a) as fully paid up Bonus Shares —

37,90,000 in 1978-79 by Capitalisation of Capital Reserve, Share Premium Reserve and General Reserve ;

45,48,000 in 1980-81 by Capitalisation of Capital Reserve and General Reserve ;

3,31,68,110 in 1989-90 by Capitalisation of Capital Reserve, Share Premium Reserve, Export Promotion Reserve and General Reserve ;

3,98,01,732 in 1991-92 by Capitalisation of General Reserve ;

12,13,18,177 in 1994-95 by Capitalisation of General Reserve.

b) as fully paid up Shares —

1,05,95,075 in 1991-92 consequent to the merger of erstwhile Tribeni Tissues Limited to the Shareholders of erstwhile Tribeni Tissues Limited.

20,96,982 in 2002-03 consequent to the amalgamation of erstwhile ITC Bhadrachalam Paperboards Limited to the Shareholders of erstwhile ITC Bhadrachalam Paperboards Limited.

B) ITC Limited has granted (net of options lapsed) :

a) 3,06,598 (2002 - 3,16,043) share options in 2001-02 under the Employees' Stock Option Scheme at the closing market price on the date of grant of options. Thirty percent of these options vested on 30th May, 2002, a further thirty percent will vest on 30th May, 2003 and the balance on 30th May, 2004. None of the vested options have been exercised.

b) 5,88,590 share options in 2002-03 under the Employees' Stock Option Scheme at the closing market price on the date of grant of options. Thirty percent of these options vested on 22nd May, 2003, a further thirty percent will vest on 22nd May, 2004 and the balance on 22nd May, 2005.

1A. SHARE CAPITAL SUSPENSE		
Share Capital Suspense	—	2,10

Nil (2002 - 20,96,982 Ordinary Shares of Rs. 10.00 each, fully paid, issued in 2002-03 pursuant to the Amalgamation of erstwhile ITC Bhadrachalam Paperboards Limited with the Company).

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

2. RESERVES AND SURPLUS

	As at 31st March, 2003 (Rs. in Lakhs)		As at 31st March, 2002 (Rs. in Lakhs)	
Capital Reserve on consolidation				
At commencement of the year	61		61	
Add : On initial adoption [Schedule 19 (i) (b) & (c)]	1,77		—	
Add : On acquisition of Subsidiary	28	2,66	—	61
General Reserve				
At commencement of the year	31,41,43		23,16,37	
Add : On conversion of Joint Venture to Subsidiary on acquisition of shares	25,89		—	
Less : Deferred tax on initial adoption (excluding minority interests Rs. 6,17 Lakhs)	—		60,49	
	31,67,32		22,55,88	
Add : On amalgamation*	—		85,55	
Add : From Profit and Loss Account	10,00,54	41,67,86	8,00,00	31,41,43
Debenture Redemption Reserve				
At commencement of the year	71,44		65,47	
Add : From Profit and Loss Account	—		21,49	
	71,44		86,96	
Less : To Profit and Loss Account	60,50	10,94	15,52	71,44
Share Premium Reserve				
At commencement of the year	3,05,59		3,05,58	
Add : On issue of Share Capital by the erstwhile ITC Bhadrachalam Paperboards Limited	—	3,05,59	1	3,05,59
Capital Reserve				
At commencement of the year	5,58		5,49	
Add : On forfeiture of shares of erstwhile ITC Bhadrachalam Paperboards Limited	—	5,58	9	5,58
Capital Redemption Reserve		22		22
Subsidy Reserve		9		9
Revaluation Reserve				
At commencement of the year	67,62		69,15	
Add : On conversion of Joint Venture to Subsidiary on acquisition of shares	37		—	
	67,99		69,15	
Less : To Profit and Loss Account				
– Depreciation [excluding minority interests Rs. 2 Lakhs (2002 - Rs. 23 Lakhs)]	85		1,52	
– Disposal of Fixed Assets	8	67,06	1	67,62
Hotel Foreign Exchange Earnings Reserve				
At commencement of the year	14,69		11,11	
Add : From Profit and Loss Account	4,00		3,58	
	18,69		14,69	
Less : To Profit and Loss Account	9,00	9,69	—	14,69
Contingency Reserve		3,63,05		3,63,05
Profit and Loss Account		1,93,39		1,76,76
Total		51,26,13		41,47,08
Share of Joint Ventures - Schedule 19 (i) (b)				
Revenue Reserves		13,61		—
Grand Total		51,39,74		41,47,08

* Being the difference between the share capital issued by ITC Limited and the share capital of erstwhile ITC Bhadrachalam Paperboards Limited arising on amalgamation.

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

	As at 31st March, 2003 (Rs. in Lakhs)	As at 31st March, 2002 (Rs. in Lakhs)
3. SECURED LOANS		
Debentures *	**21,87**	1,42,87
Loans and Advances from Banks		
Cash/Export Credit Facilities **	**60,16**	71,22
Term Loans ***	**13,00**	17,16
Other Loans ****	**6,08**	21,14
Total	**1,01,11**	2,52,39
Share of Joint Ventures - Schedule 19 (i) (b)	**1**	—
Grand Total	**1,01,12**	2,52,39

These comprise :

* (i) 1,00,00,000 (2002 - 1,00,00,000) 16.50% Non-Convertible Privately Placed Debentures of Rs. 100/- each (amount outstanding per Debenture being lower and varying among debentureholders on account of repayments and prepayments), secured by equitable mortgage over certain immovable properties and charge over certain movable assets subject to prior charges created/to be created in favour of Bankers for securing Working Capital requirements, redeemable at par in three yearly instalments from 12th September, 2001- Rs. 21,87 Lakhs (2002- Rs. 46,43 Lakhs).

* (ii) Nil (2002 - 5,000) 14.50% Non-Convertible Privately Placed Debentures of Rs. 1,00,000/- each, secured by equitable mortgage of certain immovable properties redeemable at par on 3rd March, 2003 – Rs. Nil (2002 - Rs. 50,00 Lakhs).

* (iii) Nil (2002 - 614) 15% Non-Convertible Privately Placed Debentures of Rs. 5,00,000/- each (amount outstanding per Debenture - Rs. 1,70,000/-), secured by equitable mortgage over certain immovable properties and charge over certain movable assets, ranking pari passu with the charge in respect of Debentures shown under (iv), redeemable at par in three annual instalments commencing 7th November, 2000 – Rs. Nil (2002 - Rs. 10,44 Lakhs).

* (iv) Nil (2002 -1,200) 11.90% Non-Convertible Privately Placed Debentures of Rs. 5,00,000/- each (amount outstanding per Debenture-Rs. 3,00,000/-), secured by equitable mortgage over certain immovable properties and charge over certain movable assets, ranking pari passu with the charge in respect of Debentures shown under (iii), redeemable at par in five equal annual instalments commencing 8th December, 2000 with a call option on 8th December, 2002 and 8th December, 2003 – Rs. Nil (2002 - Rs. 36,00 Lakhs); option was exercised on 8th December, 2002.

** Secured by charge over certain current assets, both present and future.

*** Secured by mortgage of title deeds of certain immovable properties and charges over certain movable assets, both present and future.

**** (i) Secured by equitable mortgage of certain immovable properties and charge over certain movable assets, both present and future, subject to prior charges created/to be created in favour of Bankers for securing Working Capital requirements – Rs. 5,00 Lakhs (2002 - Rs. 15,00 Lakhs).

(ii) Secured by first mortgage of title deeds of certain immovable properties - Rs. 94 Lakhs (2002 – Rs. 83 Lakhs).

(iii) Secured by hypothecation over certain movable fixed assets – Rs. 14 Lakhs (2002 – Rs. 5,31 Lakhs).

	As at 31st March, 2003 (Rs. in Lakhs)	As at 31st March, 2002 (Rs. in Lakhs)
4. UNSECURED LOANS		
Fixed Deposits	**1,14**	50,55
Short Term Loans		
From Banks - Temporary overdraft in cash credit account	**26,68**	—
Other Loans		
From other than Banks - Sales tax deferment loan (interest free)	**42,64**	34,75
Total	**70,46**	85,30
Share of Joint Ventures - Schedule 19 (i) (b)	—	—
Grand Total	**70,46**	85,30

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

5. FIXED ASSETS

	@ As at commencement of the year (Rs. in Lakhs)	On acquisition of a subsidiary during the year (Rs. in Lakhs)	Additions (Rs. in Lakhs)	Withdrawals and adjustments (Rs. in Lakhs)	@ As at end of the year (Rs. in Lakhs)	Depreciation for the year (Rs. in Lakhs)	Depreciation on Withdrawals and adjustments (Rs. in Lakhs)	Depreciation upto 31st March, 2003 (Rs. in Lakhs)	Net Book Value as at 31st March, 2003 (Rs. in Lakhs)
Goodwill on Consolidation	23,82	—	—	—	23,82	—	—	—	23,82
Trademarks & Goodwill	9,69	—	1,13	—	10,82	58	—	61	10,21
Land Freehold *	2,94,02	7,90	83,42	2,12	3,83,22	—	—	—	3,83,22
Buildings Freehold *	7,17,98	13,81	1,63,36	25,66	8,69,49	16,55	5,21	1,28,72	7,40,77
Leasehold Properties	36,55	—	—	13	36,42	17	2	2,24	34,18
Licensed Properties - Building Improvement	25,31	—	2,56	18	27,69	(40)	18	4,31	23,38
Railway Sidings etc.	1,17	—	—	—	1,17	5	—	48	69
Plant & Machinery **	26,77,17	58,76	4,13,55	1,50,95	29,98,53	1,99,89	88,22	11,12,06	18,86,47
Capitalised software	29,61	2,54	4,37	—	36,52	6,22	—	13,42	23,10
Computers etc.	1,17,26	1,64	24,12	4,03	1,38,99	18,49	3,73	69,27	69,72
Furniture & Fixtures	1,82,61	54	45,70	3,50	2,25,35	14,70	2,29	80,54	1,44,81
Motor Vehicles etc.	20,89	1,16	4,19	3,18	23,06	2,21	1,73	7,83	15,23
	41,36,08	86,35	7,42,40	1,89,75	47,75,08	2,58,46	1,01,38	14,19,48	33,55,60
Capital Work-in-Progress	3,87,30	14	5,03,40	7,19,56	1,71,28	—	—	—	1,71,28
Total (a)	45,23,38	86,49	12,45,80	9,09,31	49,46,36	2,58,46	1,01,38	14,19,48	35,26,88
Share of Joint Ventures - Schedule 19 (i) (b)									
Fixed Assets	51,43	—	3,13	43,08	11,48	2,25	17,64	5,00	6,48
Capital Work-in-Progress	58	—	5	63	—	—	—	—	—
Total (b)	52,01	—	3,18	43,71	11,48	2,25	17,64	5,00	6,48
Total (a) + (b)	45,75,39	86,49	12,48,98	9,53,02	49,57,84	2,60,71	1,19,02	14,24,48	35,33,36
Provision for assets given on lease									10,39
Grand Total									35,22,97
Previous Year	39,68,00	—	9,17,47	3,62,09	45,23,38	2,17,78	22,25	12,28,07	32,95,31
Provision for assets given on lease									10,39
Grand Total									32,84,92

@ Original Cost/Professional Valuation as at 30th June, 1986 in respect of assets of ITC Limited and as at 31st March, 1999 in respect of Bay Islands Hotels Limited.

Land Freehold includes the provisional purchase price of Rs. 14,81 Lakhs in respect of land at Bangalore. Final purchase price is to be determined by the Karnataka Industrial Areas Development Board, on settlement of which and on execution of a Sale Deed, title will pass to ITC Limited in 21 years time from the date of agreement.

Land Freehold includes certain lands at Munger acquired by Government of India under the Bihar Land Reforms Act, 1950 for which compensation has not yet been determined.

Buildings Freehold include Rs. 35,47 Lakhs (2002 - Rs. 34,83 Lakhs) (at original cost) of buildings at New Delhi on Government land taken on perpetual lease and Rs. 12 Lakhs (2002 - Rs. 12 Lakhs) (at original cost) of buildings at Kolkata on Port Trust land taken on lease.

Trademarks purchased Rs. 5,92 Lakhs (2002 - Rs. 4,79 Lakhs) under "Trademarks & Goodwill" are being amortised over 10 years.

Applications for exemption in respect of vacant land under the Urban Land (Ceiling and Regulation) Act, 1976 have been made, wherever applicable.

Capital expenditure commitments are Rs. 1,86,46 Lakhs (2002 - Rs. 2,13,04 Lakhs).

Additions for the year include fluctuations in the rate of foreign exchange (net) of Rs. 2,31 Lakhs (2002 - Rs. 1,88 Lakhs).

Depreciation for the year includes Rs. 87 Lakhs (2002 - Rs. 1,75 Lakhs) transferred from Revaluation Reserve in respect of revalued assets.

* Includes certain properties for which deeds of conveyance are awaited.

** Plant and Machinery includes Rs. 35,42 Lakhs (2002 - Rs. 40,65 Lakhs) being assets given on lease. The primary lease period has expired and balances reflected on this account have been fully realised or provided for.

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

	As at 31st March, 2003 (Rs. in Lakhs)				As at 31st March, 2002 (Rs. in Lakhs)	
		Quoted		Not Quoted	Quoted	Not Quoted
6. INVESTMENTS						
Long Term						
A. TRADE INVESTMENTS						
In Joint Ventures						
Surya Nepal Private Limited [formerly Surya Tobacco Company (P) Limited] ** 2,74,400 Ordinary Shares of Nepalese Rs. 100.00 each, fully paid				—		89
ITC Filtrona Limited 22,50,000 Equity Shares of Rs. 10.00 each, fully paid				—		2,25
King Maker Marketing Inc., USA 100 Non Assessable Shares of Class B Cumulative Preferred Stock without par value				—		1
Maharaja Heritage Resorts Limited 5,000 Equity Shares of Rs. 10.00 each, fully paid				—		5
** A Subsidiary Company effective 20th August, 2002, consequent to increase in stake during the year						
In Associates						
International Travel House Limited 39,14,233 Equity Shares of Rs. 10.00 each, fully paid						
Cost of acquisition (including goodwill of Rs. 11,89 Lakhs)	21,87					
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2003	9,58	31,45			21,87	
Gujarat Hotels Limited 17,33,907 Shares of Rs. 10.00 each, fully paid						
Cost of acquisition (including goodwill of Rs. 1,16 Lakhs)	1,94					
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2003	2,12	4,06			1,94	
Ansal Hotels Limited 2,72,79,310 Equity Shares of Rs. 10.00 each, fully paid						
Cost of acquisition (including goodwill of Rs. 10,48 Lakhs)			48,16			
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2003			(18,45)	29,71		48,16
Asia Tobacco Company Limited 55,650 Equity Shares of Rs. 100.00 each, fully paid						
Cost of acquisition (net of capital reserve of Rs. 16 Lakhs)			83			
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2003			36	1,19		83
1,39,125 Equity Shares of Rs.100.00 each, partly paid						
Cost of acquisition (including goodwill of Rs. 30 lakhs)			1,04			
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2003			10	1,14		1,04
Carried over		35,51		32,04	23,81	53,23

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

6. **INVESTMENTS** *(Contd.)*	As at 31st March, 2003 (Rs. in Lakhs)		As at 31st March, 2002 (Rs. in Lakhs)	
	Quoted	**Not Quoted**	Quoted	Not Quoted
Brought forward	**35,51**	**32,04**	23,81	53,23
In Other Companies				
Hotel Kathmandu Limited 6,450 Shares of Nepalese Rs. 100.00 each, fully paid		**5**		5
Hill Properties Limited 3 Class 'A' Shares of Rs. 1,20,000.00 each, fully paid		**4**		4
Modern Flats Private Limited 86 Preference Shares of Rs. 500.00 each, fully paid (cost Rs. 43,000.00)		**...**		...
Punjab Anand Batteries Limited (in liquidation) 11,86,157 Equity Shares of Rs 10.00 each, fully paid – under Board for Industrial and Financial Reconstruction's Order of 20.04.1989 *		**1,19**		1,19
Andhra Pradesh Gas Power Corporation Limited 8,04,000 Equity Shares of Rs. 10.00 each, fully paid		**2,32**		2,32
Cuffe Parade Sealord Co-operative Housing Society Limited 10 Shares of Rs. 50.00 each, fully paid (cost Rs. 500.00)		**...**		...
Tulsiani Chambers Premises Co-operative Society Limited 5 Shares of Rs. 50.00 each, fully paid (cost Rs. 250.00)		**...**		...
Bihar Hotels Limited 40,000 Equity Shares of Rs. 10.00 each, fully paid		**4**		4
Maker Towers Co-operative Housing Society Limited 5 Shares of Rs. 50.00 each, fully paid (cost Rs 250.00)		**...**		...
Lakshmi Finance & Leasing Companies Commercial Premises Co-operative Society Limited 10 Shares of Rs. 50.00 each, fully paid (cost Rs. 500.00)		**...**		...
Bombay Mercantile Co-op. Bank Limited 100 Shares of Rs. 10.00 each, fully paid (cost Rs. 1,000.00)		**...**		...
VST Industries Limited 16,20,774 (2002 - 15,45,142) Equity Shares of Rs. 10.00 each, fully paid	**23,04**		22,02	
B. SUBSIDIARY COMPANY (UNDER JUDICIAL MANAGEMENT)				
ITC Global Holdings Pte. Limited 89,99,645 Ordinary Shares of US$ 1.00 each, fully paid *		**25,58**		25,58
C. DEPOSITS WITH OR FOR DEPOSIT WITH VARIOUS AUTHORITIES				
Government Securities		**1**		1
Carried over	**58,55**	**61,27**	45,83	82,46

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

6. **INVESTMENTS** *(Contd.)*	As at 31st March, 2003 (Rs. in Lakhs)			As at 31st March, 2002 (Rs. in Lakhs)	
	Quoted		Not Quoted	Quoted	Not Quoted
Brought forward	58,55		61,27	45,83	82,46
D. OTHER INVESTMENTS					
In Associates					
Russell Investments Limited					
42,75,435 Equity Shares of Rs. 10.00 each, fully paid					
Cost of acquisition (net of capital reserve of Rs. 30 Lakhs)		4,27			
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2003		9	4,36		4,27
Peninsular Investments Limited					
40,64,875 Equity Shares of Rs. 10.00 each, fully paid					
Cost of acquisition (net of capital reserve of Rs. 25 Lakhs)		4,07			
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2003		7	4,14		4,07
Minota Aquatech Limited					
14,80,000 Equity Shares of Rs. 10.00 each, fully paid					
Cost of acquisition (net of capital reserve of Rs. 97 Lakhs)		15			
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2003		(15)	—		15
Newdeal Finance and Investment Limited					
28,81,200 Equity Shares of Rs. 10.00 each, fully paid					
Cost of acquisition (net of capital reserve of Rs. 16 Lakhs)		2,88			
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2003		58	3,46		2,88
Megatop Financial Services and Leasing Limited					
31,16,400 Equity Shares of Rs. 10.00 each, fully paid					
Cost of acquisition (including goodwill of Rs. 20 Lakhs)		3,12			
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2003		13	3,25		3,12
Classic Infrastructure and Development Limited					
54,00,000 Equity Shares of Rs. 10.00 each, fully paid					
Cost of acquisition (including goodwill of Rs. 7,78 Lakhs)		10,40			
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2003		(61)	9,79		10,40
In Other Companies					
Lotus Court Private Limited					
2 Class G Shares of Rs. 48,000.00 each, fully paid			2,34		2,34
Adyar Property Holding Co. Limited					
311 Equity Shares of Rs. 100.00 each, partly paid			43,86		43,86
ICICI Limited					
350 Non-Cumulative, Non-Participating, Non-Voting Preference Shares of Rs. 1,00,00,000.00 each, fully paid			3,50,00		3,50,00
Agrotech Foods Limited					
40,85,800 Equity Shares of Rs. 10.00 each, fully paid	53,73			53,73	
Carried over	1,12,28		4,82,47	99,56	5,03,55

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

6. **INVESTMENTS** *(Contd.)*	**As at 31st March, 2003 (Rs. in Lakhs)**		As at 31st March, 2002 (Rs. in Lakhs)	
	Quoted	**Not Quoted**	Quoted	Not Quoted
Brought forward	**1,12,28**	**4,82,47**	99,56	5,03,55
Royal Calcutta Golf Club				
1,000 7% Unsecured Debenture Stock, fully paid		**—**		1
The Bengal Chamber of Commerce and Industry				
6 1/2% Registered Debentures, fully paid (cost Rs.17,000.00)		**...**		...
Coffee Futures Exchange India Limited				
1 Equity Share of Rs. 10,000.00 each, fully paid (cost Rs. 10,000.00)		**...**		...
Unit Trust of India				
10,00,000 (2002 - 1,00,000) Units of 1995 scheme of Rs. 10.00 (2002 -Rs. 100.00) each, fully paid		**1,04**		1,04
36,14,213 Units of US-64 of Rs. 10.00 each, fully paid*		**5,03**		5,03
Technology Development & Information Company of India Limited - Venture Capital Unit Scheme (1990)				
1,470 (2002 - 4,480) Units of Rs. 100.00 each, fully paid		**1**		4
APIDC - Venture Capital Fund (1990)				
1,000 Units of Rs. 926.00 each, fully paid		**9**		9
Woodlands Hospital & Medical Research Centre Limited (formerly The East India Clinic Limited)				
1/2% Registered Debentures, fully paid (cost Rs. 15,200.00)		**...**		...
5% Registered Debentures, fully paid		**1**		1
Tribeni Tissues Co-op. Stores Limited				
1,600 (2002 - 2,300) Class 'B' Shares of Rs. 10.00 each, fully paid (Cost Rs. 16,000.00; 2002 - Rs. 23,000.00)		**...**		...
Tourism Finance Corporation of India Limited				
25,000 Equity Shares of Rs. 10.00 each, fully paid		**5**		5
National Bank for Agricultural and Rural Development				
50,000 5.10% Tax Free Bonds of Rs. 10,000.00 each, fully paid		**50,00**		—
National Housing Bank				
2,500 5.25% Tax Free Bonds of Rs. 1,00,000.00 each, fully paid		**25,00**		—
Indian Railway Finance Corporation Limited				
250 5.20% Tax Free Bonds of Rs. 10,00,000.00 each, fully paid		**25,00**		—
Total Long Term Investments	**1,12,28**	**5,88,70**	99,56	5,09,82
Current				
OTHER INVESTMENTS				
Alliance Cash Manager - Growth				
2,68,11,466.173 (2002 - Nil) Units of Rs. 10.00 each		**39,59**		—
Birla Cash Plus Plan B : Growth				
33,34,635.811 (2002 - 44,502.979) Units of Rs. 10.00 each		**5,42**		7
Chola Liquid Fund - Cumulative				
1,60,54,680.988 (2002 - Nil) Units of Rs. 10.00 each		**19,52**		—
GCFG Grindlays Cash Fund - Growth Option				
14,03,839.485 (2002 - 1,415.112) Units of Rs. 10.00 each (Cost 2002 - Rs. 14,885.00)		**1,58**		...
GFRG Grindlays Floating Rate Fund - Growth Option				
3,39,35,571.514 (2002 - Nil) Units of Rs. 10.00 each		**34,00**		—
Carried over		**1,00,11**		7

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

6. INVESTMENTS *(Contd.)*	As at 31st March, 2003 (Rs. in Lakhs)		As at 31st March, 2002 (Rs. in Lakhs)	
	Quoted	**Not Quoted**	Quoted	Not Quoted
Brought forward		**1,00,11**		7
HDFC Liquid Fund - Growth Nil (2002 - 52,763.388) Units of Rs. 10.00 each		**—**		6
IDBI Principal Cash Management Fund - Liquid Option - Growth Plan 3,24,36,428.208 (2002 - Nil) Units of Rs. 10.00 each		**38,62**		—
IL&FS Liquid Account Growth Plan 4,41,50,982.196 (2002 - Nil) Units of Rs. 10.00 each		**49,27**		—
ING Treasury Portfolio - Growth Option 1,79,79,767.793 (2002 - Nil) Units of Rs. 10.00 each		**23,00**		—
JM High Liquidity Fund - Growth Plan 2,76,38,193.160 (2002 - Nil) Units of Rs. 10.00 each		**45,94**		—
Kotak Mahindra Liquid Scheme - Growth 3,62,78,527.614 (2002 - Nil) Units of Rs. 10.00 each		**43,60**		—
Prudential ICICI Liquid Plan 3,33,64,432.008 (2002 - Nil) Units of Rs. 10.00 each		**49,34**		—
SBI Mutual Fund - Magnum Insta Cash Fund 86,04,639.071 (2002 - Nil) Units of Rs. 10.00 each		**11,66**		—
TLFG Tata Liquid Fund - Appreciation 96,27,214.842 (2002 - Nil) Units of Rs. 10.00 each		**13,50**		—
Templeton India Treasury Management Account - Growth (formerly Pioneer ITI Treasury Management Account - Growth) 2,34,894.376 (2002 - 1,750.686) Units of Rs. 1,000.00 each		**35,03**		25
Templeton India Liquid Fund Growth Plan 3,11,28,971.468 (2002 - Nil) Units of Rs. 10.00 each		**46,30**		—
Templeton Floating Rate Income Fund Long Term Plan - Growth 4,63,80,189.957 (2002 - Nil) Units of Rs. 10.00 each		**50,01**		—
Templeton Floating Rate Income Fund - Short Term Plan - Growth 1,39,39,613.594 (2002 - Nil) Units of Rs. 10.00 each		**15,03**		—
UTI Bond (Growth) 8,70,42,333.276 (2002 - 5,04,20,731.423) Units of Rs. 10.00 each		**1,50,00**		76,48
Zurich India Liquidity Fund - Savings Plan - Growth 19,11,861.271 (2002 - 1,21,401.435) Units of Rs. 10.00 each		**2,40**		14
Zurich India Liquidity Fund Savings Plan Weekly Dividend Nil (2002 - 10,07,176.791) Units of Rs. 10.00 each		**—**		1,01
Total Current Investments		**6,73,81**		78,01
Total of Quoted and Unquoted Investments		**13,74,79**		6,87,39
Provision for Long Term Investments *		**28,18**		28,18
TOTAL INVESTMENTS		**13,46,61**		6,59,21

Total Market Value of Quoted Investments : Rs. 37,08 Lakhs (2002 - Rs. 59,68 Lakhs)

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

	As at 31st March, 2003 (Rs. in Lakhs)	As at 31st March, 2002 (Rs. in Lakhs)
7. INVENTORIES		
Stocks and Shares	1,40,91	7,67
Land	1,91	1,91
Stores and Spare Parts	85,63	79,30
Raw Materials	7,99,61	7,04,83
Intermediates – Tissue paper and Paperboard	22,28	18,42
Stock in Process	23,90	12,70
Finished Goods	3,51,66	3,71,80
Total	14,25,90	11,96,63
Share of Joint Ventures - Schedule 19 (i) (b)	15,57	—
Grand Total	14,41,47	11,96,63
8. SUNDRY DEBTORS		
Over 6 months old		
Good and Secured	1,47	2,00
Good and Unsecured	16,63	20,57
Doubtful and Unsecured – Subsidiary (under Judicial Management)	11	34,99
– Others	43,47	80,16
Other Debts		
Good and Secured	10,79	8,44
Good and Unsecured	2,27,34	1,83,46
Doubtful and Unsecured	85	—
	3,00,66	3,29,62
Less : Provision for Doubtful Debts	44,43	1,15,15
	2,56,23	2,14,47
Less : Deposits from normal Trade Debtors – Contra	12,26	10,44
Total	2,43,97	2,04,03
Share of Joint Ventures - Schedule 19 (i) (b)	1,79	—
Grand Total	2,45,76	2,04,03
9. CASH AND BANK BALANCES		
With Scheduled Banks		
On Current Accounts etc.	39,30	1,86,98
On Deposit Accounts	3,81,48	68,15
With Other Banks	11,46	2,32
Cash and Cheques on hand	10,80	12,26
Total	4,43,04	2,69,71
Share of Joint Ventures - Schedule 19 (i) (b)	27,96	—
Grand Total	4,71,00	2,69,71
Rs. 5 Lakhs on deposit in Karachi – Blocked Account considered doubtful, fully provided.		
10. OTHER CURRENT ASSETS		
Good and Partially Secured		
Deposit towards Property Options*	3,12,70	3,12,70
Good and Unsecured		
Deposits with Government, Public Bodies and Others	4,51,70	4,39,33
Interest accrued on Loans, Advances etc.	20,37	5,45
Interest accrued on Investments	8	—
Fixed Assets held for sale (at lower of cost and estimated realisable value) **	33,86	—
Doubtful and Unsecured		
Deposits with Government, Public Bodies and Others	1,38	1,46
	8,20,09	7,58,94
Less : Provision for Doubtful Deposits	1,38	1,46
Total	8,18,71	7,57,48
Share of Joint Ventures - Schedule 19 (i) (b)	17	—
Grand Total	8,18,88	7,57,48

* Rs. 1,47,80 Lakhs (2002 - Rs. 1,47,80 Lakhs) secured against equitable mortgage of land.

** Represents amount receivable consequent to an Arbitration settlement in respect of these assets. The difference between the book value and this value has been fully provided for in these Accounts.

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

	As at 31st March, 2003 (Rs. in Lakhs)	As at 31st March, 2002 (Rs. in Lakhs)
11. LOANS AND ADVANCES		
Good and Secured		
Loans to Others	**1,40,00**	1,38,50
Good and Unsecured		
Loans to Others *	**40,36**	38,86
Advances recoverable in cash or in kind or for value to be received **	**2,22,46**	2,17,54
Advances with Government and Public Bodies	**2,77,69**	3,30,82
Advance payment of Income-tax (net of provision)	**8,33**	15,32
Doubtful and Unsecured		
Loans	**7,36**	7,36
Advances recoverable in cash or in kind or for value to be received	**9,77**	9,60
Advances with Government and Public Bodies	**55**	55
	7,06,52	7,58,55
Less : Provision for Doubtful Loans and Advances	**17,68**	17,51
Total	**6,88,84**	7,41,04
Share of Joint Ventures - Schedule 19 (i) (b)	**1,17**	—
Grand Total	**6,90,01**	7,41,04

* Includes Loans and Advances to Directors and to Company Secretary – Rs. 1,41 Lakhs (2002 - Rs. 1,40 Lakhs). The maximum indebtedness during the year was Rs. 1,45 Lakhs (2002 - Rs. 1,44 Lakhs).

** Includes Capital Advances of Rs. 76,76 Lakhs (2002 - Rs. 87,89 Lakhs).

	As at 31st March, 2003 (Rs. in Lakhs)	As at 31st March, 2002 (Rs. in Lakhs)
12. LIABILITIES		
Acceptances	**3,01**	8,29
Sundry Creditors		
Total outstanding dues of small scale industrial undertakings	**1,40**	1,60
Total outstanding dues of creditors other than small scale industrial undertakings	**21,04,77**	16,33,38
Sundry Deposits	**55,91**	62,06
Unclaimed Dividend	**12,48**	10,43
Interest Accrued but not due on Loans	**1,42**	7,91
	21,78,99	17,23,67
Less : Deposits from normal Trade Debtors – Contra	**12,26**	10,44
Total	**21,66,73**	17,13,23
Share of Joint Ventures - Schedule 19 (i) (b)	**30,16**	—
Grand Total	**21,96,89**	17,13,23
13. PROVISIONS		
Taxation (net of advance payment)	**1,47,42**	99,35
Provision for Retirement Benefits	**21,17**	15,83
Proposed Dividend	**3,71,27**	3,34,14
Income Tax on Proposed Dividend	**47,57**	—
Total	**5,87,43**	4,49,32
Share of Joint Ventures - Schedule 19 (i) (b)	**4,59**	—
Grand Total	**5,92,02**	4,49,32

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

	As at 31st March, 2003 (Rs. in Lakhs)	As at 31st March, 2002 (Rs. in Lakhs)
14. DEFERRED TAX – Net		
Deferred Tax Assets		
On employees' separation and retirement	7,51	8,44
On provision for doubtful debts/advances	7,43	32,07
On State and Central taxes etc.	3,87,33	2,40,27
On unabsorbed tax losses and depreciation *	19,10	28,54
Other timing differences	4,25	6,74
	4,25,62	3,16,06
Deferred Tax Liabilities		
On fiscal allowances on fixed assets	4,48,88	3,98,51
On fiscal relief realised on pre-deposit of excise duty	66,15	64,26
	5,15,03	4,62,77
Deferred Tax – Net	(89,41)	(1,46,71)
Share of Joint Ventures - Schedule 19 (i) (b)	(67)	—
Total	(90,08)	(1,46,71)

* Set up based on future profit projections and past financial performance of individual subsidiaries.

		For the year ended 31st March, 2003 (Rs. in Lakhs)		For the year ended 31st March, 2002 (Rs. in Lakhs)
15. OTHER INCOME				
Profit on Sale of Stock in Trade – Net *		3,52		6
Miscellaneous Income		50,96		42,95
Licence Fees		—		6,00
Doubtful Debts, Claims and Advances - previous years		66		5,65
Gain on Exchange – Net		16,79		5,55
Income from Long Term Investments – Trade	71		4,84	
– Others	16	87	59	5,43
Income from Current Investments – Others		4,41		12,16
Interest on Loans and Deposits etc.		48,60		62,69
Profit on Sale of Fixed Assets		3		—
Profit on Sale of Current Investments – Net		43,18		2,90
Liability no longer required Written Back **		20,18		16,97
Total		1,89,20		1,60,36
Share of Joint Ventures - Schedule 19 (i) (b)		97		—
Grand Total		1,90,17		1,60,36
* Profit on Sale of Stock in Trade (Stocks and Shares) – Net				
Sales		13,12,06		1,17,97
Less : Purchases		14,41,78		1,18,37
		(1,29,72)		(40)
Increase/(Decrease) in closing Stock in Trade		1,33,24		46
Profit/(Loss) on Stock in Trade		3,52		6

** Includes Rs. 9,62 Lakhs (2002 - Rs. Nil) written back following fulfilment of export obligation relating to EPCG licenses.

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

	For the year ended 31st March, 2003 (Rs. in Lakhs)		For the year ended 31st March, 2002 (Rs. in Lakhs)	
16. RAW MATERIALS ETC.				
(a) RAW MATERIALS CONSUMED				
Opening Stock	7,04,50		8,90,06	
On acquisition of Subsidiary during the year	7,53		–	
Purchases	16,76,58		14,12,21	
	23,88,61		23,02,27	
Less : Closing Stock	7,99,61	15,89,00	7,04,50	15,97,77
(b) PURCHASES AND CONTRACT MANUFACTURING CHARGES				
Cigarettes	10,93		8,83	
Agri Products	5,86,77		3,61,67	
Other Goods	77,89		28,10	
Packing Materials	23,84	6,99,43	14,77	4,13,37
(c) (INCREASE)/DECREASE IN FINISHED GOODS, INTERMEDIATES,STOCK IN PROCESS				
Opening Stock				
Cigarettes	2,31,44		1,65,04	
Smoking Tobaccos	21		27	
Printed Materials	2,17		2,32	
Agri Products	78,07		18,25	
Paper - Specialty Paper	4,05		5,03	
Paperboard	24,29		29,82	
Other Goods	28,80		29,39	
Packing Materials	2,77		1,17	
Intermediates – Tissue paper and Paperboard	18,42		3,64	
Stock in Process	12,70		12,75	
	4,02,92		2,67,68	
On acquisition of Subsidiary during the year				
Cigarettes	2,53		—	
Other Goods	6		—	
Stock in Process	39		—	
	4,05,90		2,67,68	
Closing Stock				
Cigarettes	2,15,58		2,31,44	
Smoking Tobaccos	44		21	
Printed Materials	1,15		2,17	
Agri Products	48,02		78,07	
Paper – Specialty Paper	5,53		4,05	
Paperboard	27,00		24,29	
Other Goods	49,46		28,80	
Packing Materials	4,48		2,77	
Intermediates – Tissue paper and Paperboard	22,28		18,42	
Stock in Process	23,90		12,70	
	3,97,84	8,06	4,02,92	(1,35,24)
Total		22,96,49		18,75,90
Less : Waste Material Sales		3,53		3,07
		22,92,96		18,72,83
Excise Duties etc. on Increase / (Decrease) of Finished Goods		(8,90)		36,83
		22,84,06		19,09,66
Share of Joint Ventures - Schedule 19 (i) (b)		...		—
Grand Total		22,84,06		19,09,66

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

	For the year ended 31st March, 2003 (Rs. in Lakhs)		For the year ended 31st March, 2002 (Rs. in Lakhs)	
17. MANUFACTURING, SELLING ETC. EXPENSES				
Salaries/Wages and Bonus	3,30,36		3,00,46	
Contribution to Provident and Other Funds	65,25		51,74	
Workmen and Staff Welfare Expenses	47,24		46,26	
Recovery towards contractual remuneration	(3,31)	4,39,54	(3,78)	3,94,68
Consumption of Stores and Spare Parts		1,02,86		1,00,68
Power and Fuel		1,60,96		1,39,92
Rent		40,76		36,08
Rates and Taxes		21,79		23,46
Insurance		34,29		26,53
Repairs				
– Buildings		24,90		27,82
– Machinery		35,07		32,39
– Others		16,38		18,77
Outward Freight and Handling Charges		1,72,05		1,41,45
Advertising/Sales Promotion – Net		2,33,79		1,85,79
Market Research		19,10		15,87
Doubtful and Bad Debts		4,61		2,37
Doubtful and Bad Advances, Deposits etc.		1,26		60
Information Technology Services		31,68		23,22
Travelling and Conveyance		76,60		68,96
Training		8,85		9,67
Legal Expenses		10,57		13,49
Postage, Telephone, Telex, etc.		24,81		26,45
Brokerage and Discount – Sales		1,58		2,77
Commission to Selling Agents		14,12		9,34
Bank Charges		5,40		6,61
Interest etc. Paid				
– Debenture, Term Loans and Fixed Deposits	19,90		43,44	
– Others	21,79		34,72	
Less : Interest Received on Trading Debts, Deposits with Government Bodies etc.	5,84	35,85	4,87	73,29
Miscellaneous Expenses		1,99,11		1,45,97
Fixed Assets and Stores Discarded		11,08		8,75
Provision for diminution in value of Long Term Investments		—		1,41
		17,27,01		15,36,34
Deduct : Transfers to Fixed Assets etc. Accounts		32,20		25,66
		16,94,81		15,10,68
Share of Joint Ventures - Schedule 19 (i) (b)		19,50		—
		17,14,31		15,10,68
18. PROVISION FOR TAXATION				
Current Year Tax		7,90,98		5,23,40
Deferred Tax		(68,72)		80,07
		7,22,26		6,03,47
Less : Adjustments related to previous years – Net		9,57		11,67
		7,12,69		5,91,80
Share of Joint Ventures - Schedule 19 (i) (b)		7,41		—
		7,20,10		5,91,80

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

19. NOTES TO THE ACCOUNTS

(i) The Consolidated Financial Statements have been prepared in accordance with Accounting Standard 21 (AS 21) - "Consolidated Financial Statements", Accounting Standard 23 (AS 23) - "Accounting for Investments in Associates in Consolidated Financial Statements" and Accounting Standard 27 (AS 27) - "Financial Reporting of Interests in Joint Ventures", issued by The Institute of Chartered Accountants of India. As this is the first year of adoption of AS 23 and AS 27, figures for the previous year have not been presented in respect of Associates and Joint Ventures as incorporated in the Consolidated Financial Statements.

(a) The subsidiaries (which along with ITC Limited, the parent, constitute the Group) considered in the preparation of these consolidated financial statements are :

Name	Country of Incorporation	**Percentage of ownership interest as at 31st March, 2003**	Percentage of ownership interest as at 31st March, 2002
ITC Hotels Limited	India	**72.06**	72.06
Srinivasa Resorts Limited (a 68% subsidiary of ITC Hotels Limited)	India	**49**	49
Fortune Park Hotels Limited (a 99.99% subsidiary of ITC Hotels Limited)	India	**72.05**	72.05
Bay Islands Hotels Limited (a 100% subsidiary of ITC Hotels Limited)	India	**72.06**	72.06
Surya Nepal Private Limited (a subsidiary effective 20.08.2002)	Nepal	**59**	
Landbase India Limited	India	**70**	70
BFIL Finance Limited	India	**100**	99.99
MRR Trading & Investment Company Limited (a 100% subsidiary of BFIL Finance Limited)	India	**100**	99.98
Russell Credit Limited	India	**100**	100
Greenacre Holdings Limited (a 100% subsidiary of Russell Credit Limited)	India	**100**	100
ITC Infotech India Limited	India	**100**	100
ITC Infotech Limited (a 100% subsidiary of ITC Infotech India Limited)	U.K.	**100**	100
ITC Infotech (USA), Inc. (a 100% subsidiary of ITC Infotech India Limited)	U.S.A.	**100**	100
Wills Corporation Limited	India	**100**	100
Gold Flake Corporation Limited	India	**100**	100

Further, in accordance with AS 21, the subsidiaries not considered in the preparation of these Consolidated Financial Statements are :

ITC Global Holdings Pte. Limited, Singapore (a wholly owned subsidiary of ITC Limited) being under Judicial Management and its subsidiaries -

Hup Hoon Traders Pte. Limited, Singapore

Hup Hoon Shipping Pte. Limited, Singapore

Chai Fu Trading Pte. Limited, Singapore

AOZT "Hup Hoon", Moscow

Hup Hoon Impex Srl, Romania

Fortune Tobacco Company Limited, Cyprus

Fortune Tobacco Company, Inc., U.S.A., and

BFIL Securities Limited (a wholly owned subsidiary of BFIL Finance Limited) which is under voluntary winding up.

The financial statements of all subsidiaries are drawn upto 31st March other than for Surya Nepal Private Limited where it is upto 14th March.

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

(b) Interests in Joint Ventures :

The Group's interests in jointly controlled entities (incorporated Joint Ventures) are :

Name	Country of Incorporation	Percentage of ownership interest as at 31st March, 2003
King Maker Marketing Inc., USA	U.S.A.	50
Surya Nepal Private Limited (formerly known as Surya Tobacco Co. (P) Limited)	Nepal	*
Maharaja Heritage Resorts Limited (a joint venture of ITC Hotels Limited)	India	36.03
ITC Filtrona Limited (a joint venture of Gold Flake Corporation Limited)	India	50
CLI3L e-Services Limited (a joint venture of ITC Infotech (India) Limited)	India	50

* Surya Nepal Private Limited has become a subsidiary of the Group on 20th August, 2002 consequent to an increase in stake during the year. The percentage of voting power prior to that date was 49%.

The financial statements of the joint ventures are drawn upto 31st March other than for King Maker Marketing Inc., USA where it is upto 31st January, Surya Nepal Private Limited where it is upto 16th August and ITC Filtrona Limited where it is upto 31st December.

The Group's interests in these Joint Ventures were reported as Long Term Investments as at 31st March, 2002 (Schedule 6) and stated at cost. On adoption of AS 27 during the year, the Group's interests acquired for Rs. 2,33 Lakhs in these joint ventures, accounted for using proportionate consolidation are :

	As at 31st March, 2003 (Rs. in Lakhs)
I. ASSETS	
1. Fixed Assets	6,48
2. Investments	—
3. Current Assets, Loans and Advances	
a) Inventories	15,57
b) Sundry Debtors	1,79
c) Cash and Bank Balances	27,96
d) Other Current Assets	17
e) Loans and Advances	1,17
4. Deferred Tax-Net	(67)
II. LIABILITIES	
1. Shareholders' Funds - Reserves and Surplus (including Capital Reserves Rs. 1,77 Lakhs)	15,38
2. Minority Interests	—
3. Loan Funds	
a) Secured Loans	1
b) Unsecured Loans	—
4. Current Liabilities and Provisions	
a) Liabilities	30,16
b) Provisions	4,59

	For the year ended 31st March, 2003 (Rs. in Lakhs)
III. INCOME	
1. Sales	88,29
2. Other Income	97
IV. EXPENSES	
1. Raw Materials etc.	...
2. Excise Duties and Taxes on Sales of Products and Services	48,04
3. Manufacturing, Selling etc. Expenses	19,50
4. Depreciation	2,25
5. Profit before taxation	19,47
6. Provision for Taxation	7,41
7. Profit after Taxation before minority interests	12,06
8. Minority Interests	(2)
9. Net Profit	12,08
	As at 31st March, 2003 (Rs. in Lakhs)
V. OTHER MATTERS	
1. Contingent Liabilities	—
2. Capital Commitments	2

The movement of the aggregate reserves of the joint ventures are as under :

	For the year ended 31st March, 2003 (Rs. in Lakhs)
Reserves as at 1st April	9,25
Add : Group's share of profits for the year	12,08
Less : Group's share of Dividend distributed	3,30
Less : Reserves on conversion of Joint Venture to Subsidiary	4,42
Reserves as at 31st March	13,61

(c) Investments in associates :

The Group's associates are :

Name	Country of Incorporation	Percentage of ownership interest as at 31st March, 2003
Ansal Hotels Limited (an associate in which 47.52% of the voting power is held by ITC Hotels Limited)	India	34.25
Gujarat Hotels Limited	India	45.78
International Travel House Limited	India	48.96
Megatop Financial Services and Leasing Limited	India	24.50
Newdeal Finance and Investment Limited	India	24.50
Peninsular Investments Limited	India	25.57
Russell Investments Limited	India	25.43
Asia Tobacco Company Limited	India	47.03
Classic Infrastructure and Development Limited	India	42.35
Minota Aquatech Limited	India	40

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

The financial statements of all associates are drawn upto 31st March.

The Group's investments in associates were reported as Long Term Investments as on 31st March, 2002 (Schedule 6) and stated at cost.

On adoption of AS 23, during the year these investments have been accounted for using the equity method whereby the investment is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of net assets. During the year the group has received dividend aggregating Rs. 56 Lakhs in respect of the investments in associates.

(d) The Group has during the year adopted Accounting Standard 23 - Accounting for Investments in Associates in Consolidated Financial Statements and Accounting Standard 27 - Financial Reporting of Interests in Joint Ventures, as referred to in Schedule 19 (i) (b) and (c). Consequently, the Group recorded a net increase of Rs. 13,29 Lakhs to the reserves (including Rs. 11,15 Lakhs in respect of revenue reserves) as at 1st April, 2002 in respect of the Group's Share therein.

In view of the adoption of AS-23 and AS-27, the figures for the current year are not comparable to those of the previous year.

(e) These Consolidated Financial Statements are based, in so far as they relate to amounts included in respect of subsidiaries, associates and joint ventures on the audited financial statements prepared for consolidation in accordance with the requirements of AS 21, AS 23 and AS 27 by each of the included entities.

(ii) (a) Claims against the Company not acknowledged as debts Rs. 1,55,58 Lakhs (2002 - Rs. 1,51,09 Lakhs).

(b) Bills of Exchange discounted Rs. Nil (2002 - Rs. 6,34 Lakhs).

(c) Guarantees and Counter Guarantees outstanding

- Excise Rs. 7,32 Lakhs (2002 - Rs. 3,30 Lakhs).
- Others Rs. 1,85,18 Lakhs (2002 - Rs. 1,43,78 Lakhs).

(d) Uncalled liability on shares partly paid Rs. 3,13 Lakhs (2002 - Rs. 3,13 Lakhs).

(e) In respect of ITC Hotels Limited, a suit filed by a third party in September, 1980, for cancellation of lease in respect of Bangalore land appurtenant to Hotel Windsor Manor is still sub-judice. In the opinion of the Management, based upon legal advice, the Company's title is tenable.

(iii) The status on excise matters which is treated as an annexure to these accounts are as outlined in this year's Report of the Directors & Management Discussion and Analysis of ITC Limited under the Excise section. In the opinion of the Directors, the Company does not accept any further liability.

(iv) In respect of Russell Credit Limited, the Counter Offer to the shareholders of VST Industries Limited, in accordance with the SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997, as a competitive bid, pursuant to the Counter Offer by the Company and the other Acquirer, closed on 13th June, 2001. During the currency of the Public Offer, a suit was filed by an individual in the High Court at Calcutta, seeking an injunction against the Company's offer. The High Court at Calcutta while refusing to grant such an injunction, instructed that the acquisition of shares pursuant to the Counter Offer by the Company and the other Acquirer, would be subject to the final Order of the High Court, which is awaited.

Similar suits filed by an individual and two shareholders, in the High Courts of Delhi at New Delhi and Andhra Pradesh at Hyderabad, had earlier been dismissed by the respective High Courts.

(v) Earnings per share

Earnings per share has been computed as under :	2003	2002
(a) Net Profit (Rs. Lakhs)	**13,72,97**	11,61,70
(b) Number of ordinary shares outstanding	**24,75,11,886**	24,54,14,904
(c) Number of shares in Share Capital Suspense	**Nil**	20,96,982
(d) Total (b) + (c)	**24,75,11,886**	24,75,11,886
(e) Earnings per share (Face value Rs. 10/- per share) (a)/ (d) (Basic and diluted) *	**Rs. 55.47**	Rs. 46.94

* The impact of share options granted under the Employees' Stock Option Schemes of ITC Limited is negligible.

(vi) Research and Development expenses for the year amount to Rs. 11,56 Lakhs (2002 - Rs. 7,52 Lakhs).

(vii) Retirement Benefits in respect of Pension, Gratuity etc. are provided for based on Actuarial Valuations as at the Balance Sheet date.

(viii) The Group's significant leasing arrangements are in respect of operating leases for premises (residential, office, stores, godowns etc.). These leasing arrangements which are not non-cancellable range between 11 months and 9 years generally, or longer, and are usually renewable by mutual consent on mutually agreeable terms. The aggregate lease rentals payable are charged as Rent under Schedule 17.

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

(ix) Directors' Remuneration

	For the year ended 31st March, 2003 (Rs. in Lakhs)	For the year ended 31st March, 2002 (Rs. in Lakhs)
Salaries	1,94	1,56
Performance Bonus to Wholetime Directors	1,16	78
Other Benefits	43	38
Commission, etc. to Non Wholetime Directors	27	27
Directors' Fees	7	9
	3,87	3,08

The above excludes contribution to the approved group pension and gratuity funds which are actuarially determined on an overall basis.

(x) Landbase India Limited incurred an expenditure of Rs. 1,05 Lakhs during the year, on erection of 11 KVA Feeder Line from Tauru Sub Station to Classic Golf Resort. Considering the nature of expenditure as being enduring in nature, the same is being amortised over a period of 10 years. Accordingly, an amount of Rs. 95 Lakhs has been treated as Deferred Revenue Expenditure and disclosed under Miscellaneous Expenditure (to the extent not written off or adjusted) after amortising an amount of Rs. 10 Lakhs (disclosed under Schedule 17 under Manufacturing, Selling etc. Expenses).

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

20. SEGMENT REPORTING

Primary Segment Information (Business Segments)

(Rs. in Lakhs)

	2003			2002		
1. Segment Revenue	**External Sales**	**Inter Segment Sales**	**Total**	External Sales	Inter Segment Sales	Total
FMCG - Cigarettes	89,86,48	—	89,86,48	80,20,92	—	80,20,92
FMCG - Others	1,08,21	99	1,09,20	21,50	56	22,06
FMCG - Total	90,94,69	99	90,95,68	80,42,42	56	80,42,98
Hotels	3,45,30	4,13	3,49,43	3,05,84	4,51	3,10,35
Agri Business	12,52,60	4,05,54	16,58,14	9,67,75	1,80,03	11,47,78
Paperboards, Paper and Packaging	6,83,01	4,79,85	11,62,86	6,69,51	3,61,50	10,31,01
Others	80,48	16,04	96,52	48,56	13,60	62,16
Segment Total	1,14,56,08	9,06,55	1,23,62,63	1,00,34,08	5,60,20	1,05,94,28
Eliminations			(9,06,55)			(5,60,20)
Consolidated Total			1,14,56,08			1,00,34,08

	2003	2002
2. Segment Results		
FMCG - Cigarettes	19,60,83	16,93,11
FMCG - Others	(1,22,44)	(73,44)
FMCG - Total	18,38,39	16,19,67
Hotels	22,25	1,90
Agri Business	84,05	10,97
Paperboards, Paper and Packaging	2,26,27	1,62,17
Others	2,04	(19,15)
Segment Total	21,73,00	17,75,56
Eliminations	(40,76)	17,56
Consolidated Total	21,32,24	17,93,12
Unallocated corporate expenses net of unallocated income	82,62	38,58
Profit before interest, etc., and taxation	20,49,62	17,54,54
Interest etc. paid - Net, not allocable to segments	32,11	69,92
Interest on loans and deposits, income from current and long term investments, profit and loss on sale of investments etc., not allocable to segments	85,15	69,86
Provision for Taxation	7,20,10	5,91,80
3. Profit after Taxation before Share of Results of Associates	13,82,56	11,62,68
Share of net loss of associates	(4,84)	—
4. Profit after Taxation before Minority Interests	13,77,72	11,62,68

Other Information

	2003 Segment Assets	2003 Segment Liabilities*	2002 Segment Assets	2002 Segment Liabilities*
FMCG - Cigarettes	24,41,87	7,35,17	23,34,41	6,99,46
FMCG - Others	1,21,87	40,86	69,49	11,51
FMCG - Total	25,63,74	7,76,03	24,03,90	7,10,97
Hotels	12,73,00	1,36,82	10,80,80	82,22
Agri Business	5,23,36	1,01,85	4,80,48	67,02
Paperboards, Paper and Packaging	13,91,40	1,30,99	13,25,38	1,32,73
Others	3,84,50	78,58	3,64,85	75,13
Segment Total	61,36,00	12,24,27	56,55,41	10,68,07
Unallocated Corporate Assets/Liabilites	28,27,49	22,52,14	17,73,67	18,94,94
Total	89,63,49	34,76,41	74,29,08	29,63,01

	2003 Capital Expenditure	2003 Depreciation	2003 Non Cash expenditure other than depreciation	2002 Capital Expenditure	2002 Depreciation	2002 Non Cash expenditure other than depreciation
FMCG - Cigarettes	1,21,10	1,06,36	6,58	1,39,00	91,38	2,16
FMCG - Others	17,67	3,56	2	31,53	1,17	(12)
FMCG - Total	1,38,77	1,09,92	6,60	1,70,53	92,55	2,04
Hotels	2,21,23	31,00	1,44	2,13,62	30,62	2,26
Agri Business	23,16	17,59	1,61	9,31	12,48	1,42
Paperboards, Paper and Packaging	1,15,74	71,68	4,18	1,72,32	65,45	2,22
Others	4,43	6,76	84	11,00	6,12	92
Segment Total	5,03,33	2,36,95	14,67	5,76,78	2,07,22	8,86

* Segment Liabilities of FMCG-Cigarettes is before considering provision of Rs. 9,70,20 Lakhs (2002 - Rs. 5,89,00 Lakhs) in respect of disputed State Taxes, the levy / collection of which has been stayed. These have been included under 'Unallocated corporate liabilities'.

External sales comprise :	2003	2002
Sales	1,14,52,56	1,00,34,02
Profit on Sale of Stock in Trade (Net)	3,52	6
Total	1,14,56,08	1,00,34,08

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

20. SEGMENT REPORTING (Contd.)

Secondary Segment Information (Geographical Segments)

(Rs. in Lakhs)

	2003	2002
1. Segment Revenue		
— Within India	99,63,57	90,91,58
— Outside India	14,92,51	9,42,50
Total Revenue	1,14,56,08	1,00,34,08
2. Segment Assets		
— Within India	88,31,02	56,42,39
— Outside India	1,32,47	13,02
Total Assets	89,63,49	56,55,41
3. Capital Expenditure		
— Within India	4,97,45	5,76,70
— Outside India	5,88	8
Total Capital Expenditure	5,03,33	5,76,78

NOTES

(1) ITC Group's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies. The Group is currently focussed on four core businesses : FMCG, Hotels, Paperboards, Paper & Packaging, and Agri Business. The Group's governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG : Cigarettes	— Cigarettes and Smoking mixtures and components thereof.
: Others	— Branded Garments, Greeting Cards, Stationery & Gifts, Packaged Foods (Staples, Confectionery, Snack Foods and Ready to Eat Food) and Agarbattis and Matches sourced from the small scale sector.
Hotels	— Hoteliering.
Paperboards, Paper and Packaging	— Paperboards, Paper including Specialty Paper & Packaging.
Agri Business	— Agri commodities such as rice, soya, wheat, coffee and leaf tobacco.
Others	— Information Technology services, Investments, Golf, Resorts and Real Estate.

(3) The Group companies and joint ventures have been included in segment classification as follows :

FMCG : Cigarettes — Surya Nepal Private Limited and joint ventures ITC Filtrona Limited and King Maker Marketing Inc., USA.

Hotels : ITC Hotels Limited and its subsidiaries Srinivasa Resorts Limited, Fortune Park Hotels Limited, Bay Islands Hotels Limited and a joint venture Maharaja Heritage Resorts Limited.

Others : ITC Infotech India Limited and its subsidiaries ITC Infotech Limited and ITC Infotech (USA), Inc., Russell Credit Limited and its subsidiary Greenacre Holdings Limited, BFIL Finance Limited and its subsidiary MRR Trading & Investment Company Limited, Wills Corporation Limited, Gold Flake Corporation Limited and Landbase India Limited, and a joint venture CLI3L e-Services Limited.

(4) The geographical segments considered for disclosure are :

— Sales within India
— Sales outside India

(5) Branded Garments, Greeting Cards, Stationery & Gifts, Packaged Foods (Staples, Confectionery, Snack Foods and Ready to Eat Food) and Agarbattis and Matches constitute new business activities. Accordingly segment results largely reflect start up and business development costs.

(6) In its Hotels business, the Group has been engaged in implementing its strategic investment plans to complete the ITC Welcomgroup chain. Capital employed of Rs. 1136 Crores (2002 - Rs. 999 Crores) includes Rs. 841 Crores (2002 - Rs. 676 Crores) relating to the recently opened hotels at Delhi, Mumbai and Kolkata as well as Capital Work-in-Progress in respect of the hotels under construction.

The Hotel industry showed early signs of recovery during the second half of the year. However, the segment results for the year continue to reflect the gestation cost of the newly opened hotels, the impact of the global slump in international travel, the adverse effect of travel advisories and the holding cost in respect of Hotel Searock which has been the subject matter of a prolonged legal dispute.

(7) Agri Business markets agri commodities in the domestic and export markets; supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business.

(8) Unallocated corporate assets include Rs. 803 Crores (2002 - Rs. 881 Crores) being legacy assets acquired by ITC Limited as part and parcel of the schemes facilitating exit from the Financial Services and Edible Oil Businesses in 1997.

(9) Figures for the previous year have been recast to conform to current presentation. In view of the adoption of AS-23 and AS-27, the figures of the current year are not comparable to those of the previous year.

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

21. RELATED PARTY DISCLOSURES

1. ENTERPRISES WHERE CONTROL EXISTS :

Entities, other than subsidiaries, under the control of the Group :

a) ITC Sangeet Research Academy

b) ITC Education Trust

c) ITC Rural Development Trust

The following have not been considered :

a) ITC Global Holdings Pte. Limited, Singapore being under Judicial Management and its subsidiaries

Hup Hoon Traders Pte. Ltd., Singapore

Hup Hoon Shipping Pte. Ltd., Singapore

Chai Fu Trading Pte. Ltd., Singapore

AOZT "Hup Hoon", Moscow

Hup Hoon Impex Srl, Romania

Fortune Tobacco Co. Ltd, Cyprus

Fortune Tobacco Company, Inc., USA and

b) BFIL Securities Limited (a subsidiary of BFIL Finance Ltd.) which is under voluntary winding up proceedings.

2. OTHER RELATED PARTIES WITH WHOM THE GROUP HAD TRANSACTIONS, etc.

i) Associates & Joint Ventures :

Associates

a) Ansal Hotels Limited

b) Gujarat Hotels Limited

c) Megatop Financial Services and Leasing Limited

d) Newdeal Finance and Investment Limited

e) Peninsular Investments Limited

f) Russell Investments Limited

g) Asia Tobacco Company Limited

h) Classic Infrastructure and Development Limited

i) International Travel House Limited

being associates of the Group, and

j) Tobacco Manufacturers (India) Limited, UK of which ITC Limited is an associate.

Joint Ventures

a) King Maker Marketing Inc., USA

b) Surya Nepal Private Limited [formerly known as Surya Tobacco Company (P) Limited] (upto 19.08.2002)

c) ITC Filtrona Limited

d) Maharaja Heritage Resorts Limited

e) CLI3L e-Services Limited

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

ii) **Key Management Personnel :**

Y.C. Deveshwar	Executive Chairman
A. Singh	Executive Director
K. Vaidyanath	Executive Director
S.S.H. Rehman	Executive Director
A.A.F. Rodrigues	Non-Executive Director (upto 22.05.2002)
M.V. Muthu	Non-Executive Director (upto 29.07.2002)
Y.P. Gupta	Non-Executive Director
C.R. Green	Non-Executive Director
P.B. Ramanujam	Non-Executive Director
B. Sen	Non-Executive Director
Ram S. Tarneja	Non-Executive Director
R. Vasudevan	Non-Executive Director (upto 14.08.2002)
B. Vijayaraghavan	Non-Executive Director
Ajeet Prasad	Non-Executive Director
J.B. Stevens	Non-Executive Director
T.M. Nagarajan	Non-Executive Director (from 14.08.2002)
K.S. Vaidyanathan	Member - Corporate Management Committee
A. Nayak	Permanent Invitee - Corporate Management Committee
R. Srinivasan	Permanent Invitee - Corporate Management Committee

iii) **Employees' Benefit Plans where there is significant influence :**

a) IATC Provident Fund
b) IATC Staff X Provident Fund
c) ITC Management Staff Gratuity Fund
d) ITC Gratuity Fund
e) ITC Gratuity Fund 'B'
f) ITC Gratuity Fund 'C'
g) ITC Pension Fund
h) ILTD Seasonal Employees Pension Fund
i) ITC Platinum Jubilee Pension Fund
j) Tribeni Tissues Limited Provident Fund
k) Tribeni Tissues Limited Gratuity Fund
l) ITC Bhadrachalam Paperboards Limited Management Staff Pension Fund (from January 2003)
m) ITC Bhadrachalam Paperboards Limited Gratuity Fund 'A' (from January 2003)
n) ITC Bhadrachalam Paperboards Limited Gratuity Fund 'B' (from January 2003)
o) ITC Bhadrachalam Paperboards Limited Gratuity Fund 'C' (from January 2003)
p) ITC Bhadrachalam Paperboards Limited Staff Provident Fund (from January 2003)

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

3. DISCLOSURE OF TRANSACTIONS BETWEEN THE GROUP AND RELATED PARTIES AND THE STATUS OF OUTSTANDING BALANCES

(Rs. in Lakhs)

	Enterprises where control exists		Associates & Joint Ventures		Key Management Personnel & Relatives		Employee Trusts	
	2003	2002	2003	2002	2003	2002	2003	2002
1. Sale of Goods / Services			53,14	66,74				
2. Purchase of Goods / Services			1,05,98	93,14				
3. Sale of Fixed Assets			3					
4. Purchase of Investments			2					
5. Interest Income			23,94	23,34	8	5		
6. Remuneration to Key Management Personnel								
— Directors [see Schedule 19 (ix)]					3,87	3,08		
— Others					1,15	99		
7. Rent Paid						2		
8. Remuneration of managers on deputation recovered			1,98	2,01				
9. Donations	74	2,50						
10. Contributions to Employees' Benefit Plans							45,47	25,51
11. Dividend income			3,30	4,82				
12. Dividend payments			89,35	66,19	1	1		
13. Expenses recovered	2		1,21	32				
14. Expenses reimbursed			2,71	20				
15. Loans Given			1,62,19	34,50	5			
16. Receipt towards Loan Repayment			1,60,69		5	5		
17. Advances Given			1					
18. Receipt towards refund of Deposits			10	43				
19. Receipt towards refund of Advances			1,23	90				
20. **Balances as on 31st March,**								
i) Debtors/Receivables			19,11	7,10				
ii) Advances Given			13,06	12;59				
iii) Loans Given			1,40,00	1,38,50	1,43	1,43		
iv) Deposits with (including Deposits towards Property Options)			1,54,92	1,55,02	4	4		
v) Deposits From			61					
vi) Creditors / Payables			4,27	24,61				
21. In addition, remuneration of managers on deputation, absorbed	10	7	72	66				

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

22. SIGNIFICANT ACCOUNTING POLICIES

IT IS GROUP CORPORATE POLICY

Convention

To prepare financial statements in accordance with applicable Accounting Standards in India. A summary of important accounting policies, which have been applied consistently, is set out below.

Basis of Accounting

To prepare financial statements in accordance with the historical cost convention modified by revaluation of certain Fixed Assets as detailed below.

Fixed Assets

To state Fixed Assets at cost of acquisition inclusive of inward freight, duties and taxes and incidental expenses related to acquisition. In respect of major projects involving construction, related pre-operational expenses form part of the value of assets capitalised. Expenses capitalised also include applicable borrowing costs. To adjust the original cost of Fixed Assets acquired through foreign currency loans at the end of each financial year by any change in liability arising out of expressing the outstanding foreign loan at the rate of exchange prevailing at the date of Balance Sheet.

To capitalise software where it is expected to provide future enduring economic benefits. Capitalisation costs include licence fees and costs of implementation/system integration services. The costs are capitalised in the year in which the relevant software is implemented for use.

All upgradation/enhancements are generally charged off as revenue expenditure unless they bring similar significant additional benefits.

Depreciation

To calculate depreciation on Fixed Assets and Trademarks in a manner that amortises the cost of the assets after commissioning, over their estimated useful lives or lives based on the rates specified in Schedule XIV to the Companies Act, 1956, whichever is lower, by equal annual instalments. Leasehold properties are amortised over the period of the lease.

Capitalised software costs are amortised over a period of five years.

Revaluation of Assets

To review the original book value of Fixed Assets, from time to time, and revalue such of those Fixed Assets as have appreciated in value significantly, in order to relate them more closely to current replacement values, to adjust the provision for depreciation on such revalued Fixed Assets, where applicable, in order to make allowance for consequent additional diminution in value on considerations of age, condition and unexpired useful life of such Fixed Assets; to transfer to Revaluation Reserve the difference between the written up value of the Fixed Assets revalued and depreciation adjustment and to charge Revaluation Reserve Account with annual depreciation on that portion of the value which is written up.

Investments

To state Current Investments at lower of cost and fair value; and Long Term Investments, other than in associates, at cost. Where applicable, provision is made where there is a permanent fall in valuation of Long Term Investments.

To account for investments in associates using the equity method.

Interests in Joint Ventures

To account for interests in jointly controlled entities (incorporated Joint Ventures) using proportionate consolidation.

Goodwill on Consolidation

To state goodwill arising on consolidation at cost.

Inventories

To state inventories including work-in-progress at cost or below. The cost is calculated on weighted average method. Cost comprises expenditure incurred in the normal course of business in bringing such inventories to its location and includes, where applicable, appropriate overheads based on normal level of activity. Obsolete, slow moving and defective inventories are identified at the time of physical verification of inventories and, where necessary, provision is made for such inventories.

Turnover

To state Turnover, which represents invoiced value of goods sold and services rendered, net of sales tax but inclusive of excise duties, luxury taxes etc.

Investment Income

To account for Income from Investments on an accrual basis, inclusive of related tax deducted at source.

Proposed Dividend

To provide for Dividends (including income tax thereon) of the parent as proposed by the Directors in the books of account, pending approval at the Annual General Meeting.

To account for dividends (including income tax thereon) of associates, joint ventures and subsidiaries when paid.

Retirement Benefits

To make regular monthly contributions to various Provident Funds, Pension Funds and Gratuity Funds which are charged against revenue. To also charge against revenue, actual disbursements made, when due, under the Workers' Voluntary Retirement Scheme.

To administer through duly constituted and approved independent trusts, various Funds in respect of Employees' Retirement Benefit Schemes, with the exception of Provident Fund and Family Pension contributions in respect of Unionised Staff which are statutorily deposited with the Government.

Lease Rentals

To charge Rentals in respect of leased equipment to the Profit and Loss Account.

Research and Development

To write off all expenditure other than capital expenditure on Research and Development in the year it is incurred.

Capital expenditure on Research and Development is included under Fixed Assets.

Taxes on Income

To provide and determine Current tax as the amount of tax payable in respect of taxable income for the period.

To provide and recognise Deferred tax on timing differences between taxable income and accounting income subject to consideration of prudence.

Not to recognise Deferred tax assets on unabsorbed depreciation and carry forward of losses unless there is virtual certainty that there will be sufficient future taxable income available to realise such assets.

Foreign Currency Translation

To account for transactions in foreign currency at the exchange rate prevailing on the date of transactions. Gains/losses arising out of fluctuations in the exchange rates are recognised in Profit and Loss in the period in which they arise except in respect of Fixed Assets where exchange variance is adjusted in the carrying amount of the respective Fixed Asset.

To account for differences between the forward exchange rates and the exchange rates at the date of transactions, as income or expense over the life of the contracts, except in respect of liabilities incurred for acquiring Fixed Assets, in which case such differences are adjusted in the carrying amount of the respective Fixed Asset.

To account for profit/loss arising on cancellation or renewal of forward exchange contracts as income/expense for the period, except in case of forward exchange contracts relating to liabilities incurred for acquiring Fixed Assets, in which case such profit/loss are adjusted in the carrying amount of the respective Fixed Asset.

To account for gains/losses on foreign exchange rate fluctuations relating to current assets and liabilities at the year end.

To account for gains/losses on foreign exchange rate fluctuations relating to inventories at foreign branches where valuation is at net realisable value.

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

To account for gains/losses on foreign exchange rate fluctuations relating to current assets and liabilities of foreign branch and foreign currency bank accounts at the year end.

Claims

To disclose claims against the Group not acknowledged as debts after a careful evaluation of the facts and legal aspects of the matter involved.

Segment Reporting

To identify segments having regard to the dominant source and nature of risks and returns and the internal organisation and management structure.

To account for inter-segment revenue on the basis of transactions which are primarily market led.

To include under "Unallocated Corporate Expenses" revenue and expenses which relate to the enterprise as a whole and are not attributable to segments.

Financial and Management Information Systems

To practise an Integrated Accounting System which unifies both Financial Books and Costing Records. The books of account and other records have been designed to facilitate compliance of the relevant provisions of the Companies Act on one hand, and meet the internal requirements of information and systems for Planning, Review and Internal Control on the other. To ensure that the Cost Accounts are designed to adopt Costing Systems appropriate to the business carried out by the Division with each Division incorporating into its Costing System, the basic tenets and principles of Standard Costing, Budgetary Control and Marginal Costing as appropriate.

On behalf of the Board

Y. C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*
B. B. CHATTERJEE *Secretary*

Kolkata,
23rd May, 2003

REPORT OF THE AUDITORS TO THE BOARD OF DIRECTORS OF ITC LIMITED

We have audited the attached consolidated balance sheet of ITC Limited and its subsidiaries (the Group) as at 31st March 2003, and also the consolidated profit and loss account and the consolidated cash flow statement for the year ended on that date, annexed thereto. These consolidated financial statements are the responsibility of ITC Limited's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are prepared, in all material respects, in accordance with an identified financial reporting framework and are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We did not audit the financial statements of certain subsidiaries and joint ventures, whose financial statements reflect total assets of Rs. 13,42,14 Lakhs as at 31st March, 2003 and total revenues of Rs.4,10,77 Lakhs for the year ended on that date, and associates whose financial statements reflect the Group's share of loss upto 31st March, 2003 of Rs 6,18 Lakhs and the Group's share of loss of Rs. 4,84 Lakhs for the year ended on that date as considered in the consolidated financial statements. These financial statements have been audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included in respect of these subsidiaries, joint ventures and associates, is based solely on the report of the other auditors.

We report that the consolidated financial statements have been prepared by the Company in accordance with the requirements of Accounting Standard 21, Consolidated Financial Statements, Accounting Standard 23, Accounting for Investments in Associates in Consolidated Financial Statements and Accounting Standard 27, Financial Reporting of Interests in Joint Ventures, issued by the Institute of Chartered Accountants of India and on the basis of the separate audited financial statements of ITC Limited and its subsidiaries, joint ventures and associates included in the consolidated financial statements.

On the basis of the information and explanations given to us and on consideration of the separate audit reports on individual audited financial statements of ITC Limited and its aforesaid subsidiaries, joint ventures and associates, in our opinion, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(a) in the case of the consolidated balance sheet, of the consolidated state of affairs of ITC Limited and its subsidiaries as at 31st March, 2003,

(b) in the case of the consolidated profit and loss account, of the consolidated results of operations of ITC Limited and its subsidiaries for the year ended on that date, and

(c) in the case of the consolidated cash flow statement, of the consolidated cash flows of ITC Limited and its subsidiaries for the year ended on that date.

For A.F. Ferguson & Co.
Chartered Accountants
A. K. Mahindra
Partner
Membership No. 10296

Kolkata,
23rd May, 2003

SUBSIDIARY COMPANIES

GUIDE TO SUBSIDIARIES

ITC HOTELS LIMITED (ITCHL)

Shareholding

72.06% held by ITC Limited and its wholly-owned subsidiary, Russell Credit Limited.

Nature of Business

Ownership and management of hotels in the luxury and mid-price segment. ITCHL operates owned and licensed hotels and provides hotel management and consultancy services to the hotels owned by ITC Limited and other Hotel companies. Hotels owned by ITCHL are "ITC Hotel Windsor Sheraton & Towers" at Bangalore and "WelcomHotel Rajputana Palace Sheraton" at Jaipur. Currently ITCHL has 3103 rooms under management / ownership / license.

Hotels managed by ITCHL

ITC Hotel Maurya Sheraton & Towers at New Delhi, ITC Hotel Grand Maratha Sheraton & Towers at Mumbai, ITC Hotel Sonar Bangla Sheraton & Towers at Kolkata, ITC Hotel Kakatiya Sheraton and Towers at Hyderabad, Marriott WelcomHotel at New Delhi, ITC Hotel Park Sheraton & Towers at Chennai, WelcomHotel Rama International at Aurangabad and WelcomHotel Grand Bay at Visakhapatnam.

Hotels licensed by ITCHL

Chola Sheraton at Chennai, WelcomHotel Mughal Sheraton at Agra, Umed Bhawan Palace at Kota, Lallgarh Palace at Bikaner, Welcomhotel Vadodara at Vadodara and Fortune Resort Bay Island at Port Blair.

Subsidiaries of ITCHL

Bay Islands Hotels Limited	- 100% held by ITCHL. - Owns the "Fortune Resort Bay Island" at Port Blair.
Fortune Park Hotels Limited	- 99.99% held by ITCHL.
Srinivasa Resorts Limited	- 68% held by ITCHL. - Owns the "ITC Hotel Kakatiya Sheraton" at Hyderabad.

Fortune Park Hotels Limited is in the business of managing hotels in the mid-price segment. It currently manages nine properties namely Fortune Hotel Landmark at Ahmedabad, Fortune Hotel Calicut at Calicut, Fortune Hotel Central at Darjeeling, Fortune Hotel South Park at Thiruvananthapuram, Fortune Hotel Centre Point at Jamshedpur, Fortune Hotel Sullivan Court at Ooty, Fortune Hotel Galaxy at Vapi, Leo Fortune Hotel at Jalandhar and Fortune Resort Bay Island at Port Blair.

RUSSELL CREDIT LIMITED (RUSSELL)

Shareholding

100% held by ITC Limited.

Nature of Business

Investment Company. Its activities are primarily confined to making long term investments in areas of strategic thrust for ITC, namely FMCG & Tobacco, Hotels & Tourism, Paper, Paperboards & Packaging and Agri Business.

Subsidiary

Russell has a wholly-owned subsidiary, Greenacre Holdings Limited, which is engaged in infrastructure maintenance of 'ITC Centre' and 'Virginia House' buildings located at 37 J L Nehru Road, Kolkata.

GOLD FLAKE CORPORATION LIMITED & WILLS CORPORATION LIMITED

Shareholding

100% held by ITC Limited.

The main object of these Companies is tobacco trading.

LANDBASE INDIA LIMITED

Shareholding

70% held by ITC Limited.

The Company is primarily engaged in real estate development and management of golf resorts.

The Company owns the Classic Golf Resort, a 27-hole international signature golf course, designed by Jack Nicklaus.

BFIL FINANCE LIMITED (BFIL)

Shareholding

100% held by ITC Limited.

The Company became a subsidiary of ITC Limited consequent to the merger of the erstwhile ITC Bhadrachalam Paperboards Limited. It was originally promoted as a financial services company. It is currently engaged only in recovery of its dues.

Subsidiary

BFIL owns 100% of the shareholding of MRR Trading & Investment Company Limited, which owns the tenancy rights to a prime office space in Mumbai.

ITC INFOTECH INDIA LIMITED (I3L)

Shareholding

100% held by ITC Limited.

The Company is in the business of providing information technology services and solutions.

Subsidiaries

I3L owns 100% of the shareholding of :

ITC Infotech Limited, UK

ITC Infotech (USA), Inc.

These subsidiaries provide on-site information technology services and engage in business development activities for I3L.

SURYA NEPAL PRIVATE LIMITED (SNPL)

Shareholding

59% held by ITC Limited.

SNPL became a subsidiary of ITC Limited with effect from 20th August, 2002 consequent to the acquisition of a further 10% of the share capital of that company.

Nature of Business

SNPL is in the business of Cigarettes and Garments. It markets some of the best known cigarette brands in Nepal and has commenced export of Apparel to India. It is the single largest contributor to the Nepalese exchequer in the private sector.

ITC Limited

STATEMENT REGARDING SUBSIDIARY COMPANIES

PURSUANT TO SECTION 212 OF THE COMPANIES ACT, 1956

Name of the Subsidiary Company*	Note	Number of Shares held	Extent of Holding	Profits/(Losses) so far it concerns the members of the Holding Company and not dealt with in the books of Account of the Holding Company for the year ended 31st March, 2003		Profits/(Losses) so far it concerns the members of the Holding Company and dealt with in the books of Account of the Holding Company for the year ended 31st March, 2003	
				For the Financial Year of the Subsidiary	For the Previous Financial Year(s) since it became a Subsidiary	For the Financial Year of the Subsidiary	For the Previous Financial Year(s) since it became a Subsidiary
				Rs. in Lakhs	Rs. in Lakhs	Rs. in Lakhs	Rs. in Lakhs
ITC Hotels Limited	1	2,15,24,360	71.23%	40.64	4659.90	Nil	Nil
Srinivasa Resorts Limited	2	1,63,20,477	68%	267.74	300.79	Nil	Nil
Fortune Park Hotels Limited	3	4,50,001	99.99%	15.60	21.90	Nil	Nil
Bay Islands Hotels Limited	4	11,875	100%	19.50	116.20	Nil	Nil
ITC Infotech India Limited		1,02,00,000	100%	(795.98)	(1607.96)	Nil	Nil
ITC Infotech Limited (in GBP Lakhs)	5	6,85,815	100%	4.16	8.29	Nil	Nil
ITC Infotech (USA), Inc. (in US$ Lakhs)	6	40,000	100%	(3.56)	(30.66)	Nil	Nil
Russell Credit Limited		67,28,76,577	100%	1257.11	3325.82	Nil	Nil
Greenacre Holdings Limited	7	3,30,60,166	100%	78.27	192.75	Nil	Nil
Wills Corporation Limited		48,85,626	100%	24.46	159.02	Nil	Nil
Cold Flake Corporation Limited		1,59,98,385	100%	142.09	316.55	Nil	Nil
Landbase India Limited		28,00,000	70%	(1087.53)	(1267.40)	Nil	Nil
BFIL Finance Limited		2,00,00,000	100%	(396.64)	(1342.61)	Nil	Nil
MRR Trading & Investment Company Limited	8	50,000	100%	(2.39)	(0.08)	Nil	Nil
Surya Nepal Pvt. Ltd.	9	3,30,400	59%	N.A.	N.A.	N.A.	N.A.
ITC Global Holdings Pte. Limited	10	89,99,645	100%	N.A.	N.A.	N.A.	N.A.
Subsidiary undertakings of ITC Global Holdings Pte. Limited	11	—	—	N.A.	N.A.	N.A.	N.A.

* All subsidiary companies have financial years ended on 31.3.2003 with the exception of ITC Global Holdings Pte. Limited & subsidiary undertakings and Surya Nepal Pvt. Ltd. where the financial years ended on 31.12.2002 and 16.7.2002, respectively

Notes :

1) 0.83% of the subscribed and paid up share capital of ITC Hotels Limited is also held by Russell Credit Limited, a wholly owned subsidiary of the Company.
2) 68% of the subscribed and paid up share capital of Srinivasa Resorts Limited is held by ITC Hotels Limited, a subsidiary of the Company.
3) 99.99% of the subscribed and paid up share capital of Fortune Park Hotels Limited is held by ITC Hotels Limited, a subsidiary of the Company.
4) 100% of the subscribed and paid up share capital of Bay Islands Hotels Limited is held by ITC Hotels Limited, a subsidiary of the Company.
5) 100% of the subscribed and paid up share capital of ITC Infotech Limited, UK is held by ITC Infotech India Limited, a wholly owned subsidiary of the Company.
6) 100% of the subscribed and paid up share capital of ITC Infotech (USA), Inc. is held by ITC Infotech India Limited, a wholly owned subsidiary of the Company.
7) 100% of the subscribed and paid up share capital of Greenacre Holdings Limited is held by Russell Credit Limited, a wholly owned subsidiary of the Company.
8) 100% of the subscribed and paid up share capital of MRR Trading & Investment Company Limited is held by BFIL Finance Limited, a wholly owned subsidiary of the Company. Voluntary winding up proceedings have been initiated for BFIL Securities Limited, another subsidiary of BFIL Finance Limited.
9) Surya Nepal Pvt. Ltd. (SNPL) (formerly known as Surya Tobacco Co. (P) Ltd.) became a subsidiary of the Company effective 20.08.2002 consequent to the Company increasing its shareholding in SNPL from 49% to 59%. Since the financial year of SNPL has ended on a date prior to subsidiarisation of that company, SNPL's accounts are not required to be attached to the Company's Accounts this year in terms of the provisions of Section 212 of the Companies Act, 1956. However, the audited accounts of SNPL for its financial year ended 16th July, 2002 are attached to the Accounts of the Company for the financial year ended 31st March, 2003, as a measure of best practice.
10) Application has been made to the Central Government seeking exemption from compliance with the provisions of Section 212 of the Companies Act, 1956 in respect of ITC Global Holdings Pte. Limited and its subsidiaries since that company is under judicial management.
11) ITC Global Holdings Pte. Limited, a subsidiary of the Company, held 80% of the equity share capital of Hup Hoon Traders Pte. Limited, Singapore, being 80,002 equity shares of S$ 1.00 each, fully paid up.

    ITC Global Holdings Pte. Limited, Singapore, a subsidiary of the Company, and its subsidiary undertaking Hup Hoon Traders Pte. Limited, Singapore, held 6,000 equity shares of Cyprus Pound 1.00 each, fully paid up, of Fortune Tobacco Co. Limited, Cyprus.

    Fortune Tobacco Co. Limited, Cyprus, held the entire issued Common Stocks (no par value) of Fortune Tobacco Company Inc., USA, being 100 shares issued and outstanding with a paid up value of US$ 2,483.

    Hup Hoon Traders Pte. Limited, Singapore, a subsidiary of ITC Global Holdings Pte. Limited, Singapore, held :

    The entire equity share capital of AOZT, " Hup Hoon", Moscow, being 5 equity shares of Rouble 1,00,000 each, fully paid up.

    The entire equity share capital of Hup Hoon Impex Srl, Romania, being 10,000 equity shares of US$ 1.00 each, fully paid up.

On behalf of the Board

Y. C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*
B. B. CHATTERJEE *Secretary*

Kolkata, 23rd May, 2003

REPORT OF THE DIRECTORS & MANAGEMENT DISCUSSION AND ANALYSIS

for the financial year ended 31st March, 2003

Your Directors submit their Report for the financial year ended 31st March, 2003.

FINANCIAL PERFORMANCE

Your Company recorded an income of Rs. 122.63 crores for the year ended 31st March, 2003 compared to Rs. 113.41 crores in the previous year and posted a profit of Rs. 0.57 crores against a loss of Rs. 3.12 crores in the previous year. During the year under review, your Company earned foreign exchange of Rs. 51.06 crores and utilised foreign exchange of Rs. 5.49 crores.

Keeping in view the nascent nature of recovery in the hotel industry and the need to conserve cash to support planned renovation and refurbishment of properties, the Board of Directors of your Company has not recommended payment of dividend for the year 2002-03.

INDUSTRY SCENARIO & HOTEL OPERATIONS

Your Company's performance during the year under review reflects the challenges faced by the hospitality industry the world over. A brief recovery around the third quarter gave way to decline in business towards the end in the fourth quarter due to hostilities in Iraq and the sudden eruption of the SARS scare. Notwithstanding recent periodic setbacks, tourism continues to be the world's largest and fastest growing industry. According to the projections of the World Tourism Organisation (WTO), tourist movements will more than double to 1.6 billion by the year 2020. Income from Tourism, excluding transport, will touch a staggering US$ 2 trillion. In the Indian context, growth in the tourism and hotel sectors means rapid and sustainable employment generation which is critical to the realisation of the ultimate national goal of inclusive growth.

There is growing appreciation of the significant potential of the tourism and hotel industry to contribute to the national goals of employment generation and foreign exchange earnings. The Government's ambitious target of attaining 0.62% share of the world tourism market by 2007 as enumerated in the 10th Five Year Plan document, the proposals contained in the Union Budget 2003 and the new Exim Policy, and the substantial allocation of funds towards upgradation of physical infrastructure reflect the Government's strategic intent to leverage the potential of this sector. It is a welcome development that the Tenth Plan aims at integrating tourism with socio-economic objectives by targeting to create 3.6 million jobs a year through the promotion of domestic and international tourism. This strategy is expected to boost foreign arrivals to 5.6 million by 2007 against 2.4 million currently.

Hotels constitute an important part of the infrastructure required for the growth of trade, commerce and industry. The increasing globalisation of markets and the expected high rates of growth of the Indian economy will spur demand for high quality accommodation. ITC-Welcomgroup, therefore, remains committed to its strategy of providing world-class product and service offerings to the international business traveller. Towards this end, planned renovation and refurbishing programmes are progressing satisfactorily.

ITC-Welcomgroup, particularly its flagship, ITC Hotel Maurya Sheraton & Towers, continues to be preferred by world leaders. Mr. Tony Blair, the British Prime Minister, Mr. Vladimir Putin, the Russian President and Crown Prince Fredrick of Denmark were some of the distinguished guests who stayed at the Maurya Sheraton during the year. The world-famous Bukhara has once again been voted the 'Best Indian Eatery' by the internationally renowned 'Restaurant' magazine. ITC Hotel Grand Maratha Sheraton & Towers in Mumbai has carved a niche for itself in the city. The hotel was adjudged the best "Luxury Business Hotel" of the year by the Hotel & Food Service Magazine. ITC-Welcomgroup restaurants which are growing in popularity like Bukhara/Peshawari, Dumpukht and Dakshin have since been joined by Maroush with its Lebanese delicacies and Pan Asian with its oriental cuisines, and more recently by Dublin, the pub-cum-discotheque. The newly opened ITC Hotel Sonar Bangla Sheraton & Towers in Kolkata is already drawing widespread accolades as Asia's finest business resort. Construction at ITC Grand Central, Mumbai resumed in March, 2003 and is expected to be completed by end 2004.

AWARDS & RECOGNITION

In recognition of ITC-Welcomgroup's commitment to environment conservation, its flagship hotel, ITC Hotel Maurya Sheraton & Towers was named 'Environment Champion' of the Year 2002 by the Federation of Hotels & Restaurants Association of India (FHRAI). WelcomHotel Rajputana Palace Sheraton was awarded the 'Golden Peacock' Environment Management Award 2002 by the World Environment Foundation. Five more hotels were awarded the ISO 14001 certificate viz., ITC Hotel Kakatiya Sheraton & Towers, ITC Hotel Windsor Sheraton & Towers, Chola Sheraton, WelcomHotel Mughal Sheraton and WelcomHotel Rajputana Palace Sheraton.

The Welcomgroup Management Institute received the 'Golden Peacock' Training award for the year 2002 – a testimony to your Company's commitment to continuously upgrade the quality of its human resource.

The ITC-Welcomgroup chain, with its growing presence in the premium, heritage and mid-market segments, its world-class properties, its renowned excellence in cuisine and superior service quality, offers an unmatched product and service proposition, and is thus well placed to attain leadership in the Indian market.

SUBSIDIARY COMPANIES

a) Srinivasa Resorts Limited

During the year 2002-03, ITC Hotel Kakatiya Sheraton & Towers maintained its leadership position in Hyderabad with a turnover of Rs. 35.27 crores (previous year - Rs. 32.19 crores) and a profit before tax of Rs. 7.19 crores (previous year - Rs. 5.33 crores). Net profit stood at Rs. 3.94 crores (previous year - Rs. 2.87 crores) after providing for income tax of Rs. 3.25 crores (previous year - Rs. 2.46 crores). The Board of Directors of the Company recommended a maiden dividend of Re. 1.00 per equity share for the year ended 31st March, 2003.

b) Fortune Park Hotels Limited

During the year 2002-03, the Company registered a turnover of Rs. 149.96 lacs (previous year - Rs. 117.61 lacs) and a net profit of Rs. 15.61 lacs (previous year - Rs. 1.42 lacs) after providing for income tax of Rs. 9.92 lacs (previous year - Rs. 0.83 lacs). The Board of Directors of the Company recommended a dividend of Re. 1.00 per equity share for the year ended 31st March, 2003. The Company, which caters to the mid market segment, manages nine operating hotels. Eight more hotels are currently in various stages of development.

c) Bay Islands Hotels Limited

During the year 2002-03, the Company earned an income of Rs. 36.73 lacs (previous year - Rs. 32.63 lacs) and a net profit of Rs.19.50 lacs (previous year - Rs. 65.91 lacs) after providing for income tax of Rs. 12.18 lacs (previous year – Rs. 4.82 lacs). During the year under review, the Company also wiped out its balance of accumulated loss amounting to Rs. 18.54 lacs.

MAHARAJA HERITAGE RESORTS LIMITED

Maharaja Heritage Resorts Limited, a joint venture with Marudhar Hotel Private Limited currently has 27 properties operating under the "WelcomHeritage" brand.

ANSAL HOTELS LIMITED

Your Company holds 48% equity in Ansal Hotels Limited which owns the Marriott WelcomHotel at Saket, New Delhi, managed by your Company under an Operating Services Agreement.

HUMAN RESOURCE DEVELOPMENT

Your Company continues to invest in the upgradation of the quality of human resource, which makes the decisive difference in this service industry. ITC-Welcomgroup's world-class recruitment and training programmes are recognised amongst the best in the industry.

The Company continued its focus on ensuring a high quality of life for its employees at all locations, particularly through the creation of quality accommodation. The housing project at Upper Worli in Mumbai has been completed, and similar initiatives are in progress at Kolkata, Agra and Jaipur.

Industrial Relations throughout the chain continued to remain cordial. During the year, four Long Term Agreements were successfully concluded with employee unions at various locations. Your Company's total manpower strength currently stands at 3600.

CONSERVATION OF ENERGY

The thrust on energy conservation continues resulting in substantial savings in the cost of electrical energy.

SECURITIES

a) Electronic Connectivity

Your Company, in keeping with SEBI's circular dated 27th December, 2002, set up in-house electronic connectivity at the Investor Service Centre at an approximate cost of Rs. 8.5 lacs so as to maintain the share registry for both physical and electronic form of shares at a single point.

b) Listing

Your Company's securities are listed with The Delhi Stock Exchange Association Limited, New Delhi, The Stock Exchange, Mumbai, The Calcutta Stock Exchange Association Limited, Kolkata and The National Stock Exchange of India Limited, Mumbai. The Company is regular in paying the listing fees. The addresses of the said Stock Exchanges are stated elsewhere in this Annual Report.

DIRECTORS

The Board of Directors at their meeting held on 29th October, 2002 approved the elevation of Mr. Nakul Anand as Executive Director and Chief Operating Officer from his current position of Executive Director – Hotel Operations, with effect from 29th October, 2002.

Mr. Serajul Haq Khan and Mr. K. Jayabharath Reddy were appointed as

Additional Non-Executive Directors with effect from 12th July, 2002. Mr. Rangarajan Vasudevan was appointed as an Additional Non-Executive Director with effect from 30th December, 2002. By virtue of the provisions of Section 260 of the Companies Act, 1956 read with Article 130 of the Articles of Association of the Company, Messrs. S.H. Khan, K. Jayabharath Reddy and R. Vasudevan will vacate office at the forthcoming Annual General Meeting. Notices have been received from Members of the Company under Section 257 of the Companies Act, 1956 for their appointment as Directors. Messrs. S.H. Khan, K. Jayabharath Reddy and R. Vasudevan have filed their consent to act as Directors of the Company, if appointed. Appropriate resolutions seeking your approval to their appointments are included in the notice convening the 30th Annual General Meeting of the Company.

Mr. S.D. Kulkarni resigned as Director of your Company with effect from 12th May, 2003. Your Directors would like to place on record their appreciation of the services rendered by Mr. Kulkarni during his tenure as a Director of your Company.

In accordance with the provisions of Article 143 of the Articles of Association of the Company, Mr. R. Subramanian and Mr. S.S.H. Rehman will retire by rotation at the forthcoming Annual General Meeting, and being eligible, offer themselves for re-appointment.

In view of the inadequacy of profits during the financial year 2002-03, the remuneration paid to Mr. Nakul Anand, Executive Director & Chief Operating Officer and Mr. S.C. Sekhar, Executive Director – Projects, Development & Investments, requires your approval by way of a Special Resolution. Remuneration paid/payable to them during the year was approved by the Nominations & Remuneration Committee in terms of the requirements of Schedule XIII of the Companies Act, 1956. Appropriate resolution seeking your approval in this regard is included in the notice convening the 30th Annual General Meeting of the Company.

The Board of Directors at their meeting held on 15th May, 2003 proposed payment of remuneration of Rupees one lac each to the Non-Executive Independent Directors for the year 2002-03, subject to your approval and the approval of the Central Government in accordance with the applicable provisions of the Companies Act, 1956. Such remuneration will be paid on receipt of the requisite approvals. Appropriate resolution seeking your approval for payment of such remuneration is included in the notice convening the 30th Annual General Meeting of the Company.

AUDITORS

The Auditors of your Company, Messrs. Lovelock & Lewes, will retire at the forthcoming Annual General Meeting and being eligible, offer themselves for re-appointment.

OTHER INFORMATION

The particulars of employees as required to be disclosed in accordance with the provisions of Section 217(2A) of the Companies Act, 1956 and the certificate of the Auditors, Messrs. Lovelock & Lewes confirming compliance of conditions of Corporate Governance as stipulated under Clause 49 of the Listing Agreement, are annexed to this Report.

The Audit Committee of the Company reviewed the financial statements for the year under review at its meeting held on 15th May, 2003 and recommended the same for the approval of the Board of Directors.

RESPONSIBILITY STATEMENT

In terms of Section 217(2AA) of the Companies Act, 1956, your Directors state that :

a) in the preparation of annual accounts under review the applicable accounting standards had been followed. b) appropriate accounting policies were selected and applied consistently and reasonable and prudent judgements and estimates were made so as to give a true and fair view of the state of affairs of the Company at the end of the financial year under review and of the profit or loss of the Company for that period. c) proper and sufficient care was taken for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities. d) the annual accounts are prepared on a going concern basis. The required disclosures and the significant accounting policies followed are appearing in Schedules 21 and 22 respectively, to the annual accounts.

FUTURE PROSPECTS

Your Company continues to believe that the long term prospects for the travel and tourism industry in India are attractive. Your Directors look forward to the future with confidence.

On behalf of the Board

Kolkata, 15th May, 2003

S.S.H. Rehman *Managing Director*
K. Vaidyanath *Director*

ANNEXURES TO THE REPORT OF THE DIRECTORS

For the Financial Year Ended 31st March, 2003

Particulars of Employees under Section 217(2A) of the Companies Act, 1956 and forming part of the Report of the Directors

Name	Age	Designation/ Nature of Duties	Gross Remuneration [Rs.]	Qualifications	Experience (Years)	Date of Commencement of Employment	Previous Employment/ Position Held
Employed throughout the year and in receipt of remuneration aggregating Rs. 24,00,000/- or more							
Anand Nakul	46	Executive Director and Chief Operating Officer	33,52,010	B.A. (Hons.)	24	01.04.94	ITC LTD. - Hotels Division
Abouzaki Sam	61	Manager - Lebanese Restaurant - ITC Hotel Maurya Sheraton	32,52,595	High School, Lebanon	33	20.12.01	Maroush Restaurants
Bryan Timothy	51	Beverage Manager - ITC Hotel Maurya Sheraton	56,88,342	GCE (O Levels)	34	05.10.01	Palm Beach Casino, London
Cropp Mathew	34	Executive Chef - ITC Hotel Grand Maratha Sheraton	75,05,406	Commercial Cookery Trade Course, Pastry Cooking Trade Course	11	14.08.00	Executive Chef, Shangri La Hotel, Bangkok
Chandrasekhar S.	50	Executive Director - Projects, Development & Investments	28,19,718	B.Sc., F.C.A.	26	01.04.94	ITC LTD. - Hotels Division
Marchetti Bill	49	Chef - Italian Cuisine - ITC Hotel Maurya Sheraton	52,25,177	Specialisation in Italian Cuisine	33	25.09.01	Marchetti's Latin Restaurant
Qing Liang Xiao	41	Chinese Chef - ITC Hotel Grand Maratha Sheraton	36,32,448	Chinese Cooking, Cooking School of Beijing Tourism	20	16.04.99	The Great Wall Sheraton
Employed for a part of the year and in receipt of remuneration aggregating Rs. 2,00,000/- or more per month							
Bedi A. S.	59	Vice President - Marketing (South)	3,71,301	B. Com., B.Sc. in Business Admin.	32	01.04.94	ITC LTD. - Hotels Division
Fonseka Nalin	39	Executive Pastry Chef - ITC Hotel Sonar Bangla Sheraton	23,77,930	Diploma in Hotel Mgt., Diploma in sugarcraft	21	15.06.02	Pastry Chef, Sun International Resorts, Mauritius

Notes :
1. Gross remuneration comprises salary, allowances, bonus, cost / value of perquisites, Company's contribution to provident, pension and gratuity funds and performance bonus for Wholetime Directors.
2. All appointments are/were contractual, other terms and conditions are as per Company's Rules.
3. None of the employees is/was a relative of any Director of the Company.

On behalf of the Board

S.S.H. Rehman *Managing Director*
K. Vaidyanath *Director*

Kolkata, 15th May, 2003

ANNEXURES TO THE REPORT OF THE DIRECTORS (Contd.)

AUDITORS' CERTIFICATE ON COMPLIANCE WITH THE CONDITIONS OF CORPORATE GOVERNANCE UNDER CLAUSE 49 OF THE LISTING AGREEMENT

To the Members of
ITC Hotels Limited

1. We have reviewed the implementation of Corporate Governance procedures by ITC Hotels Limited (the Company) during the year ended March 31, 2003, with the relevant records and documents maintained by the Company , furnished to us for our review and the report on Corporate Governance as approved by the Board of Directors.
2. The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

   We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.
3. On the basis of our review and according to the information and explanations given to us, the conditions of Corporate Governance as stipulated in Clause 49 of the listing agreement with the Stock Exchanges have been complied with in all material respect by the Company.
4. As required by the Guidance Note issued by the Institute of Chartered Accountants of India, we state that no investor grievances were pending exceeding a period of one month as at March 31, 2003, as per the records maintained by the Shareholders/Investors Grievance Committee.

Kaushik Dutta
Partner
For and on behalf of
LOVELOCK & LEWES
Chartered Accountants

Kolkata, 15th May, 2003

REPORT OF THE AUDITORS TO THE MEMBERS

1. We have audited the attached Balance Sheet of ITC Hotels Limited as at March 31, 2003, the relative Profit and Loss Account and the Cash Flow Statement for the year ended on that date, which we have signed under reference to this report. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.
2. We have conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
3. (a) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit.

   (b) In our opinion, proper books of account have been kept by the Company as required by law so far as appears from our examination of those books.

   (c) The aforementioned Balance Sheet and Profit and Loss Account dealt with by this report are in agreement with the books of account.

   (d) In our opinion, the Balance Sheet, Profit and Loss Account and the Cash Flow Statement dealt with by this report have been prepared in compliance with the applicable accounting standards referred to in Section 211 (3C) of the Companies Act, 1956 of India (the Act).

   (e) On the basis of written representations received from Directors as on March 31, 2003, and taken on record by the Board of Directors of the Company, none of the Directors of the Company is disqualified as on March 31, 2003 from being appointed as a Director in terms of clause (g) of sub-section (1) of Section 274 of 'The Act'.

   (f) In our opinion and to the best of our information and according to the explanations given to us, the Balance Sheet, Profit and Loss Account and the Cash Flow Statement together with the Statement of Significant Accounting Policies and notes thereon/attached thereto, give in the prescribed manner, the information required by the Act, and, also give, a true and fair view in conformity with the accounting principles generally accepted in India:

   i) in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2003;

   ii) in the case of the Profit and Loss Account, of the profit for the year ended on that date; and

   iii) in the case of the Cash Flow Statement, of the cash flows for the year ended on that date.
4. As required by the Manufacturing and Other Companies (Auditor's Report) Order 1988 dated 7th September, 1988 issued by the Central Government of India in terms of Section 227 (4A) of 'The Act' and on the basis of such checks as we considered appropriate and according to the information and explanations given to us, we further report that :

   i) The Company has maintained proper records to show full particulars including quantitative details and situation of its fixed assets. The fixed assets have been physically verified by the management at regular intervals and no material discrepancies between the book records and the physical inventory have been noticed.

   ii) The fixed assets of the Company have not been revalued during the year.

   iii) The stocks of stores, supplies, food, beverage, etc. of the Company have been physically verified by the management during the year at reasonable intervals.

   iv) In our opinion, the procedures of physical verification of stocks followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.

   v) The discrepancies between the physical stocks and the book stocks, which have been properly dealt with in the books of account, were not material.

   vi) In our opinion, the valuation of stocks of stores, supplies, food, beverage, etc. are in accordance with the normally accepted accounting principles in India and is on the same basis as in the preceding year.

   vii) The Company has not taken any loans secured or unsecured from companies, firms or other parties as listed in the register maintained under Section 301 of the Act or from Companies under the same management, as defined under sub-section (1B) of Section 370 of 'The Act'.

   viii) The Company has not granted any loans, secured or unsecured to companies, firms or other parties listed in the register maintained under Section 301 of the Act or to Companies under the same management, as defined under sub-section (1B) of Section 370 of 'The Act'.

   ix) The parties to whom loans or advances in the nature of loans have been given by the Company are repaying the principal amounts as stipulated and are also regular in payment of interest, where applicable.

   x) In our opinion, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business for purchase of stores, provisions (food, beverages, etc.) including components, plant and machinery, equipment and other assets and for the sale of room, food, beverages, etc.

   xi) The Company has not entered into transactions of purchases during the year of any stores, provisions (food, beverages, etc.) and of sale of rooms, food, beverages, services, etc. made in pursuance of contracts or arrangements entered in the register maintained under Section 301 of 'The Act' and aggregating during the year to Rs. 50,000/- or more in value in respect of each party.

   xii) Unserviceable or damaged stores and provisions (food, beverages, etc.) have been determined and provision for loss has been made in the accounts.

   xiii) The Company has not accepted any deposits from the public.

   xiv) In our opinion, reasonable records have been maintained by the Company for the sale and disposal of realisable scrap. There are no by-products arising out of the operations of the Company.

   xv) In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.

   xvi) The Central Government of India has not prescribed the maintenance of cost records by the Company under Section 209(1) (d) of 'The Act'.

   xvii) The Company is regular in depositing Provident Fund and Employees' State Insurance dues with the appropriate authorities in India.

xviii) There are no undisputed amounts in respect of income tax, wealth tax, sales tax, custom duty and excise duty outstanding as at March 31, 2003 for a period of more than six months from the date they became payable.

xix) During the course of our examination of the books of account carried out in accordance with the generally accepted auditing practices in India, we have not come across any personal expenses which have been charged to Profit and Loss Account, other than those payable under contractual obligations and accepted business practices, nor have we been informed of any such case by the management.

xx) The Company is not a sick industrial company within the meaning of clause (o) of sub-section (1) of Section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985 of India.

xxi) In respect of services rendered :

a) In our opinion, the Company has a reasonable system of recording receipts, issues and consumption of materials and stores and allocating materials consumed to the relative departments, commensurate with its size and nature of its business.

b) In our opinion, the Company has a reasonable system of allocating man hours utilized to the departments, commensurate with its size and nature of its business.

c) In our opinion, there is a reasonable system of authorisation at proper levels and an adequate system of internal controls commensurate with the size of the Company and the nature of its business on the issue of stores and allocation of stores and labour to departments.

xxii) As regards the Company's trading activities, damaged goods have been determined by the Company the value of which is not significant and necessary provision has been made in the accounts for the loss.

xxiii) The investments are held in the name of the Company.

Kaushik Dutta
Partner
For and on behalf of
LOVELOCK & LEWES
Chartered Accountants

Kolkata, 15th May, 2003

BALANCE SHEET AS AT 31ST MARCH, 2003

	Schedule	31st March, 2003 (Rs.)	31st March, 2003 (Rs.)	31st March, 2002 (Rs.)	31st March, 2002 (Rs.)
I. SOURCES OF FUNDS					
1. Shareholders' Funds					
a) Capital	1	**30,21,00,420**		30,21,00,420	
b) Reserves and Surplus	2	**1,80,87,80,121**	**2,11,08,80,541**	1,80,30,74,339	2,10,51,74,759
2. Loan Funds					
a) Secured Loans	3	**13,15,518**		2,18,24,908	
b) Unsecured Loans	4	**22,50,00,000**	**22,63,15,518**	25,00,00,000	27,18,24,908
Total			**2,33,71,96,059**		2,37,69,99,667
II. APPLICATION OF FUNDS					
1. Fixed Assets	5				
a) Gross Block		**2,02,71,66,058**		2,00,64,18,629	
b) Less: Depreciation		**65,56,84,512**		56,93,90,009	
c) Net Block		**1,37,14,81,546**		1,43,70,28,620	
d) Capital Work-in-Progress		**1,75,19,165**	**1,38,90,00,711**	74,65,720	1,44,44,94,340
2. Investments	6		**67,35,21,410**		67,35,21,410
3. Current Assets, Loans and Advances					
a) Inventories	7	**2,44,13,763**		3,05,23,079	
b) Sundry Debtors	8	**10,05,71,944**		9,44,19,192	
c) Cash and Bank Balances	9	**4,99,47,417**		6,00,60,384	
d) Other Current Assets	10	**25,97,97,158**		26,48,44,168	
e) Loans and Advances	11	**33,88,82,359**		30,06,91,264	
		77,36,12,641		75,05,38,087	
Less :					
4. Current Liabilities and Provisions					
a) Liabilities	12	**26,98,38,820**		28,80,40,877	
b) Provisions	13	**3,03,24,953**		1,22,90,412	
		30,01,63,773		30,03,31,289	
Net Current Assets			**47,34,48,868**		45,02,06,798
5. Deferred Tax Liability (Net)	14		**(19,87,74,930)**		(19,12,22,881)
Total			**2,33,71,96,059**		2,37,69,99,667
Notes to the Accounts	21				
Significant Accounting Policies	22				

The Schedules referred to above form an integral part of the Balance Sheet.

This is the Balance Sheet referred to in our Report of even date.

Kaushik Dutta
Partner
For and on behalf of
LOVELOCK & LEWES
Chartered Accountants
Kolkata, 15th May, 2003

On behalf of the Board

S.S.H. Rehman — *Managing Director*
K. Vaidyanath — *Director*
M. Riaz Ahmed — *Company Secretary*

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2003

	Schedule	For the year ended 31st March, 2003 (Rs.)	For the year ended 31st March, 2003 (Rs.)	For the year ended 31st March, 2002 (Rs.)	For the year ended 31st March, 2002 (Rs.)
I. INCOME					
Gross Income from Operations			1,37,77,58,367		1,29,91,21,286
Less : Taxes			16,05,70,750		17,83,41,615
Net Income from Operations	15		1,21,71,87,617		1,12,07,79,671
Other Income	16		90,92,349		1,33,14,163
			1,22,62,79,966		1,13,40,93,834
II. EXPENDITURE					
Food, Beverage etc. Consumed	17		10,93,21,384		10,24,43,408
Operating and Administrative Expenses	18		99,91,25,344		97,02,48,555
Depreciation			10,34,42,105		9,92,91,029
			1,21,18,88,833		1,17,19,82,992
III. PROFIT					
Profit/(Loss) before Taxation			1,43,91,133		(3,78,89,158)
Provision for Taxation	19		86,85,351		(67,31,148)
Profit/(Loss) after Taxation			57,05,782		(3,11,58,010)
Profit brought Forward			6,81,21,623		6,22,79,633
			7,38,27,405		3,11,21,623
Transfer to Foreign Exchange Earnings Reserve		—		(80,00,000)	
Release from Foreign Exchange Earnings Reserve		—	—	—	(80,00,000)
Release from Debenture Redemption Reserve			—		4,50,00,000
Profit carried Forward			7,38,27,405		6,81,21,623
Basic and Diluted Earnings Per Share (Rs.)	20		0.19		(1.03)
Notes to the Accounts	21				
Significant Accounting Policies	22				

The Schedules referred to above form an integral part of the Profit and Loss Account.

This is the Profit and Loss Account referred to in our Report of even date.

Kaushik Dutta
Partner
For and on behalf of
LOVELOCK & LEWES
Chartered Accountants
Kolkata, 15th May, 2003

On behalf of the Board

S.S.H. Rehman *Managing Director*
K. Vaidyanath *Director*
M. Riaz Ahmed *Company Secretary*

SCHEDULES TO THE ACCOUNTS

(Figures for the previous year have been rearranged to conform with the revised presentation)

	As at 31st March, 2003 (Rs.)	As at 31st March, 2002 (Rs.)
1. CAPITAL		
Authorised		
5,00,00,000 Equity Shares of Rs. 10/- each	50,00,00,000	50,00,00,000
50,000 – 15% Cumulative Redeemable Preference Shares of Rs. 100/- each	50,00,000	50,00,000
	50,50,00,000	50,50,00,000
Issued		
3,02,40,157 Equity Shares of Rs. 10/- each	30,24,01,570	30,24,01,570

	As at 31st March, 2003 (Rs.)	As at 31st March, 2002 (Rs.)
1. CAPITAL (Contd.)		
Subscribed and Paid-up		
* 3,02,16,492 Equity Shares of Rs.10/- each	30,21,64,920	30,21,64,920
Less: Amount in arrears	64,500	64,500
	30,21,00,420	30,21,00,420

* Includes

- 2,15,24,360 Equity Shares of Rs.10/- each fully paid up held by the Holding Company, ITC Limited.
- 2,50,002 Equity Shares of Rs. 10/- each fully paid up held by Russell Credit Limited, a wholly owned subsidiary of Holding Company, ITC Limited.
- 23,94,000 Equity Shares of Rs.10/- each allotted in 1992/93 as fully paid up Bonus Shares by way of capitalisation of Capital Reserve and General Reserve.

SCHEDULES TO THE ACCOUNTS (Contd.)

	(Rs.)	As at 31st March, 2003 (Rs.)	(Rs.)	As at 31st March, 2002 (Rs.)
2. RESERVES AND SURPLUS				
Capital Redemption Reserve		30,00,000		30,00,000
Share Premium				
At the commencement of the year	1,05,00,64,890		1,05,00,64,890	
Less : Amount in Arrears	2,79,500	1,04,97,85,390	2,79,500	1,04,97,85,390
General Reserve				
At the commencement of the year	60,31,06,245		80,10,60,274	
Less : Deferred Tax Liability on initial adoption	—	60,31,06,245	19,79,54,029	60,31,06,245
Capital Reserve		1,71,081		1,71,081
Foreign Exchange Earnings Reserve				
At the commencement of the year	7,88,90,000		7,08,90,000	
Add: From Profit and Loss Account	—	7,88,90,000	80,00,000	7,88,90,000
Debenture Redemption Reserve				
At the commencement of the year	—		4,50,00,000	
Less: To Profit and Loss Account	—	—	4,50,00,000	—
Balance in Profit and Loss Account		7,38,27,405		6,81,21,623
		1,80,87,80,121		1,80,30,74,339
3. SECURED LOANS				
10,00,000 - 17% Secured Redeemable Debentures of Rs. 250/- each *	—		25,00,00,000	
Less: Instalments redeemed	—	—	25,00,00,000	—
Loans and Advances from Banks				
Cash Credit Facilities **		—		1,90,00,000
Other Loans***		13,15,518		28,24,908
		13,15,518		2,18,24,908

Notes :

(a) * Last year the third and final instalment of Rs. 90/- per Debenture was redeemed on 17th June, 2001 as per the terms of allotment.

(b) ** Secured by hypothecation of stocks and book debts by way of first charge.

(c) *** Secured by hypothecation of the vehicles purchased. Payable Rs. 5,61,148/- within one year (Previous Year - Rs. 24,24,069/-).

	As at 31st March, 2003 (Rs.)	As at 31st March, 2002 (Rs.)
4. UNSECURED LOANS		
Short Term Loan		
Inter Corporate Loan from Holding Company, ITC Limited	22,50,00,000	25,00,00,000
	22,50,00,000	25,00,00,000

5. FIXED ASSETS

Particulars	Original Cost as at 1.4.2002 (Rs.)	Additions during the year (Rs.)	Withdrawals during the year (Rs.)	Original Cost as at 31.3.2003 (Rs.)	Depreciation for the year (Rs.)	Depreciation on Withdrawals (Rs.)	Depreciation upto 31.3.2003 (Rs.)	Net Block as at 31.3.2003 (Rs.)
Freehold Land	11,45,72,464	—	—	11,45,72,464	—	—	—	11,45,72,464
Leasehold Land	22,50,462	—	—	22,50,462	88,722	—	9,55,200	12,95,262
Buildings	45,08,37,714	37,93,146	7,43,033	45,38,87,827	73,63,719	1,10,250	5,84,95,356	39,53,92,471
Licenced Properties								
— Building Improvement	17,67,34,139	9,12,443	12,24,092	17,64,22,490	1,12,43,047	12,24,092	4,31,40,708	13,32,81,782
Plant and Machinery	76,65,40,941	2,13,77,325	72,34,785	78,06,83,481	4,31,03,821	38,33,102	30,10,08,733	47,96,74,748
Computers etc.	11,65,02,041	1,25,29,655	55,06,703	12,35,24,993	1,25,85,171	50,55,936	8,28,10,759	4,07,14,234
Furniture & Fixtures	34,70,62,859	65,18,358	76,50,398	34,59,30,819	2,49,79,810	50,01,179	16,04,01,377	18,55,29,442
Motor Vehicles etc.	3,19,18,009	15,44,791	35,69,278	2,98,93,522	40,77,815	19,23,043	88,72,379	2,10,21,143
	2,00,64,18,629	4,66,75,718	2,59,28,289	2,02,71,66,058	10,34,42,105	1,71,47,602	65,56,84,512	1,37,14,81,546
Capital Work-in-Progress	74,65,720	3,39,00,405	2,38,46,960	1,75,19,165	—	—	—	1,75,19,165
Total	2,01,38,84,349	8,05,76,123	4,97,75,249	2,04,46,85,223	10,34,42,105	1,71,47,602	65,56,84,512	1,38,90,00,711
Previous Year	1,89,71,60,117	27,30,10,190	15,62,85,958	2,01,38,84,349	9,92,91,029	1,64,18,284	56,93,90,009	1,44,44,94,340

SCHEDULES TO THE ACCOUNTS (Contd.)

	As at 31st March, 2003 (Rs.)	As at 31st March, 2002 (Rs.)
6. INVESTMENTS - AT COST		
Unquoted - Long Term		
(a) Trade Investments		
— Ansal Hotels Limited (2,72,79,310 Equity Shares of Rs. 10/- each fully paid including Stamp Duty of Rs. 5,22,023/- and Premium of Rs. 20/- per share on 1,04,12,950 Equity Shares)	**48,15,74,123**	48,15,74,123
— Maharaja Heritage Resorts Limited (5,000 Equity Shares of Rs.100/- each fully paid)	**5,00,000**	5,00,000
— Bihar Hotels Limited (40,000 Equity Shares of Rs.10/- each fully paid)	**4,00,000**	4,00,000
(b) Subsidiary Companies		
— Srinivasa Resorts Limited (1,63,20,477 Equity Shares of Rs. 10/- each fully paid including Stamp Duty of Rs. 1,56,084/- and Premium of Rs. 7.50 per share on 29,21,198 Equity Shares)	**18,52,69,839**	18,52,69,839
— Fortune Park Hotels Limited (4,50,001 Equity Shares of Rs. 10/- each fully paid)	**45,00,010**	45,00,010
— Bay Islands Hotels Limited (11,875 Equity Shares of Rs. 100/- each fully paid including Stamp Duty of Rs. 5,938/-)	**11,93,438**	11,93,438
(c) Government Securities – National Savings Certificates/ Indira Vikas Patras (Deposits with or for deposit with various authorities)	**84,000**	84,000
	67,35,21,410	67,35,21,410
7. INVENTORIES		
Food, Beverage etc.	**92,45,731**	1,21,11,918
Stores and Spare Parts	**1,51,68,032**	1,84,11,161
	2,44,13,763	3,05,23,079
8. SUNDRY DEBTORS		
Over 6 months old		
Good and Secured	**11,64,462**	—
Good and Unsecured	**1,70,56,098**	1,75,41,769
Doubtful and Unsecured	**12,55,616**	12,55,616
Other Debts		
Good and Secured	**4,78,290**	9,68,215
Good and Unsecured		
— From Subsidiaries	**30,34,084**	16,08,122
— From Others	**8,04,81,762**	7,52,69,301
	10,34,70,312	9,66,43,023
Less: Provision for Doubtful Debts	**12,55,616**	12,55,616
	10,22,14,696	9,53,87,407
Less: Deposits from normal Trade Debtors - Contra	**16,42,752**	9,68,215
	10,05,71,944	9,44,19,192

	As at 31st March, 2003 (Rs.)	As at 31st March, 2002 (Rs.)
9. CASH AND BANK BALANCES		
With Scheduled Banks		
On Current Accounts etc.	**3,08,28,487**	4,19,58,691
On Margin Money	**1,92,000**	1,92,000
On Deposit Accounts	**2,15,150**	2,15,150
Cash and Cheques on hand	**1,87,11,780**	1,76,94,543
	4,99,47,417	6,00,60,384
10. OTHER CURRENT ASSETS		
Good and Unsecured		
Deposits with Government, Public Bodies and Others	**25,96,03,384**	26,47,52,007
Interest accrued on Deposits/Investments	**1,93,774**	92,161
	25,97,97,158	26,48,44,168
11. LOANS AND ADVANCES		
Good and Unsecured		
Loans to Others*	**8,98,03,612**	8,70,81,499
Advances recoverable in cash or in kind or for value to be received**	**17,15,49,396**	13,02,96,946
Advances with Government and Public Bodies***	**6,48,56,707**	6,97,37,894
Advances with Subsidiaries	**1,26,72,644**	1,35,74,925
	33,88,82,359	30,06,91,264

* Includes Loans and Advances to Executive Directors and to Company Secretary - Rs. 48,53,915/- (Previous Year - Rs. 50,27,569/-). The maximum indebtedness during the year was Rs. 50,27,569/- (Previous Year - Rs. 51,81,426/-).

** Includes Capital Advances of Rs. 49,44,985/- (Previous Year - Rs. 32,20,149/-).

*** Includes an amount of Rs. 4,98,63,046/- (Previous Year - Rs. 4,41,92,850/-) being advance payment of Income Tax less provision for Income Tax of Rs. 11,33,302/- (Previous Year - Nil). Also includes capital advances of Rs. 1,00,000/- (Previous Year - Rs. 1,00,000/-).

	As at 31st March, 2003 (Rs.)	As at 31st March, 2002 (Rs.)
12. LIABILITIES		
Sundry Creditors	**25,53,76,329**	27,23,14,114
Sundry Deposits	**1,17,35,598**	1,16,35,318
Unclaimed Dividend	**25,84,427**	26,79,494
Interest accrued but not due on Loans	**17,85,218**	23,80,166
	27,14,81,572*	28,90,09,092
Less : Deposits from normal Trade Debtors - Contra	**16,42,752**	9,68,215
	26,98,38,820	28,80,40,877
* There is no outstanding amount to be credited to Investor Education and Protection Fund		
13. PROVISIONS		
Provision for Retirement Benefits	**3,03,24,953**	1,22,90,412
	3,03,24,953	1,22,90,412
14. DEFERRED TAX LIABILITY (NET)		
Deferred Tax Liability		
Depreciation – Timing difference	**25,74,95,622**	24,53,91,844
	25,74,95,622	24,53,91,844
Less :		
Deferred Tax Assets		
Unabsorbed Depreciation/Losses	**2,89,07,609**	2,93,34,712
Issue expenses – Timing difference	**7,60,967**	7,23,278
VRS expenses – Timing difference	**53,26,887**	74,01,480
MAT Credits	**1,62,61,238**	1,62,61,238
Others	**74,63,991**	4,48,255
	5,87,20,692	5,41,68,963
Net Deferred Tax Liability	**19,87,74,930**	19,12,22,881

SCHEDULES TO THE ACCOUNTS (Contd.)

	For the year ended 31st March, 2003 (Rs.)	For the year ended 31st March, 2002 (Rs.)
15. NET INCOME FROM OPERATIONS		
Rooms	**53,17,83,956**	47,34,57,787
Food and Beverage	**36,59,55,850**	33,59,32,311
Recreation and Services	**7,22,45,914**	7,14,44,348
Management Consultancy and Other Services	**24,72,01,897**	23,99,45,225
	1,21,71,87,617	1,12,07,79,671
16. OTHER INCOME		
Miscellaneous Income	**37,46,550**	58,99,717
Insurance Claims	**11,83,514**	17,21,077

	For the year ended 31st March, 2003 (Rs.)	For the year ended 31st March, 2002 (Rs.)
16. OTHER INCOME (Contd.)		
Doubtful Debts and Claims - previous years	—	56,843
Income from Investments – Trade	**60,000**	60,000
Interest on Loans and Deposits etc.*	**38,87,517**	55,76,526
Gain on Exchange (Net)	**2,14,768**	—
	90,92,349	1,33,14,163

* The Income from Interest on Loans and Deposits etc. is stated gross, the amount of Income Tax deducted thereon is Rs. 1,70,819/- (Previous Year - Nil)

	For the year ended 31st March, 2003 (Rs.)	(Rs.)	For the year ended 31st March, 2002 (Rs).	(Rs.)
17. FOOD, BEVERAGE ETC. CONSUMED				
Opening Stock		**1,21,11,918**		1,19,83,421
Add : Purchases		**10,64,55,197**		10,25,71,905
		11,85,67,115		11,45,55,326
Less : Closing Stock		**92,45,731**		1,21,11,918
		10,93,21,384		10,24,43,408
18. OPERATING AND ADMINISTRATIVE EXPENSES				
Salaries, Wages and Bonus	**53,76,15,653**		47,42,51,826	
Contribution to Provident and Other Funds	**6,90,52,974**		5,54,72,476	
Workmen and Staff Welfare Expenses	**10,27,71,749**		8,80,44,975	
	70,94,40,376		61,77,69,277	
Less : Recoveries	**39,70,51,946**	**31,23,88,430**	32,62,63,951	29,15,05,326
Consumption of Stores and Supplies		**7,63,91,016**		8,06,76,289
Power and Fuel		**15,73,29,969**		15,55,22,180
Rent (including licence fees)		**8,02,60,602**		7,72,46,330
Rates and Taxes		**2,39,94,765**		2,86,18,504
Insurance		**2,19,00,025**		2,09,44,995
Repairs – Building		**1,31,72,896**		1,80,00,713
– Machinery		**2,98,75,124**		2,84,16,030
– Others		**1,54,76,779**		1,25,14,382
Advertising/Sales Promotion		**4,21,90,343**		3,48,37,910
Doubtful and Bad Debts		**4,50,539**		7,10,284
Electronic Data Processing		**50,95,617**		42,98,335
Travelling and Conveyance		**5,09,61,841**		4,55,76,504
Training		**99,80,569**		93,74,229
Legal Expenses		**20,50,487**		9,36,301
Postage, Telephone, Fax etc.		**2,55,51,035**		3,25,34,755
Commission paid to Travel Agents		**22,18,918**		26,99,080
Bank Charges		**7,81,855**		17,41,165
Loss on Exchange (Net)		—		1,38,045
Interest etc. paid - Debenture and Term Loans	—		46,25,468	
- Others	**2,53,54,353**		2,52,99,813	
Less : Interest Received on Trading Debts, Deposits with Government Bodies etc.*	**62,37,574**	**1,91,16,779**	42,93,743	2,56,31,538
Technical and Consultancy Fees		**3,18,15,283**		3,13,15,243
Miscellaneous Expenses		**7,57,36,891**		6,76,98,909
Fixed Assets Discarded - Net		**47,31,196**		73,45,376
		1,00,14,70,959		97,82,82,423
Deduct : Transfers to Fixed Assets etc. Accounts		**23,45,615**		80,33,868
		99,91,25,344		97,02,48,555
Miscellaneous Expenses include :				
Auditors' Remuneration and Expenses :				
As Auditors :				
— Audit Fees		**8,00,000**		8,00,000
— Certification Fees		**4,50,000**		3,35,000
Fees for Other Services		**5,72,615**		8,26,425
Reimbursement of Expenses		**3,05,500**		1,97,000

* Interest received on Trading Debts, Deposits with Govt. Bodies etc. is stated gross, the amount of Income Tax deducted thereon is Rs. 12,77,252/- (Previous Year - Rs. 8,36,644/-)

SCHEDULES TO THE ACCOUNTS (Contd.)

	For the year ended 31st March, 2003 (Rs.)	For the year ended 31st March, 2002 (Rs.)
19. PROVISION FOR TAXATION		
– Minimum Alternate Tax on Current Year's Profits	**11,33,302**	—
– Deferred Tax Expense/(Credit)	**75,52,049**	(67,31,148)
	86,85,351	(67,31,148)
20. EARNINGS PER SHARE		
Profit/(Loss) after Taxation	**57,05,782**	(3,11,58,010)
Weighted average number of equity shares outstanding	**3,02,16,492**	3,02,16,492
Basic and diluted earnings per share in rupees (Face Value - Rs. 10/- per share)	**0.19**	(1.03)

21. NOTES TO THE ACCOUNTS

i) The estimated amount of contracts remaining to be executed on capital account not provided for Rs. 2,01,44,317/- (Previous Year - Rs. 78,38,277/-).

ii) (a) Claims against the Company not acknowledged as debt - Rs. 1,51,63,418/- (Previous Year - Rs. 2,42,07,916/-)

(b) Corporate Guarantee outstanding - Rs. 20,00,00,000/- (Previous Year - Rs. 20,00,00,000/-). [Outstanding loan as at 31st March, 2003 - Rs. 13,00,00,000/- (Previous Year - Rs. 17,00,00,000/-)].

iii) The Suit filed by a third party in September, 1980 for cancellation of lease in respect of Bangalore land appurtenant to Hotel Windsor Manor is still sub-judice. In the opinion of the Management based upon legal advice, the Company's title is tenable.

iv) Freehold Land includes land at Jaipur (Rs. 9,32,87,095/-), for which mutation is under progress.

v) Information per Order No. 46/154/2002-CL-III dated 10th October, 2002, issued by the Ministry of Finance & Company Affairs, (Department of Company Affairs), Government of India :

	Current Year (Rs.)	Previous Year (Rs.)
(a) Income from :		
(i) Wine and Liquor	**6,00,60,989**	5,56,84,395
(ii) Telephone and Telex	**3,17,75,065**	3,52,54,832
(b) Consumption of :		
(i) Provisions, Beverages (excluding Wine and Liquor)	**8,77,24,209**	8,60,00,782
(ii) Wine and Liquor	**2,15,97,175**	1,64,42,626
	10,93,21,384	10,24,43,408

The Company has been exempted from disclosure of quantitative details per above mentioned Order issued by Ministry of Finance & Company Affairs (Department of Company Affairs), Government of India from financial year ending March, 2002 to March, 2004.

	Current Year (Rs.)	Previous Year (Rs.)
vi) (1) CIF Value of Imports :		
a) Capital Goods	**97,59,518**	83,35,801
b) Raw Materials	—	1,66,277
c) Stores and Supplies	—	4,94,435
d) Other Goods	**15,010**	33,893

(2) Value of consumption of Raw Materials, Stores and Supplies:

	Current Year (Rs.)	**%**	Previous Year (Rs.)	%
Raw Materials :				
– Imported	**63,86,570**	**5.84**	42,28,421	4.13
– Indigenous	**10,29,34,814**	**94.16**	9,82,14,987	95.87
	10,93,21,384	**100.00**	10,24,43,408	100.00
Stores and Supplies :				
– Imported	**13,077**	**0.02**	23,022	0.03
– Indigenous	**7,63,77,939**	**99.98**	8,06,53,267	99.97
	7,63,91,016	**100.00**	8,06,76,289	100.00

vii) Earnings in Foreign Currency - * Rs. 51,05,95,426/- (Previous Year - Rs. 49,57,58,081/-)

* As reported by the Company to the Department of Tourism, Government of India and includes Rs. 42,72,14,459/- (Previous Year - Rs. 39,40,12,484/-) being Indirect Foreign Exchange Earnings during the year through Credit Cards and Travel Agencies, etc., as certified by the Bankers.

viii) Expenditure in Foreign Currency :
(On payment basis)

	Current Year (Rs.)	Previous Year (Rs.)
Foreign Travel - Promotional Tours	**18,90,560**	28,69,010
Advertising, Marketing and Publicity	**3,15,17,160**	2,83,86,078
Training	**16,67,361**	9,15,660
Technical and Consultancy Fees and Others	**1,00,86,348**	97,01,044
	4,51,61,429	4,18,71,792

	(Rs.)	**Current Year (Rs.)**	(Rs.)	Previous Year (Rs.)
ix) *Directors' Remuneration :*				
(i) Executive Directors' Remuneration				
a) Salaries		**30,75,000**		24,00,000
b) Performance Bonus to Executive Directors		**13,12,500**		12,00,000
c) Other perquisites		**8,65,478**		8,29,241
d) Contribution to Provident and other Funds		**9,18,750**		8,40,000
		61,71,728		52,69,241
(ii) Non-Executive Directors' Remuneration / Commission		*** 3,00,000**		—
(iii) Computation of Directors' Remuneration :				
Profit Before Taxation		**1,43,91,133**		(3,78,89,158)
Add : Executive Directors' Remuneration	**61,71,728**		52,69,241	
Book Depreciation	**10,34,42,105**		9,92,91,029	
Provision/(Write Back) for Doubtful Debts	**—**		(56,843)	
Adjusted Loss on Sale of Fixed Assets	**47,31,196**	**11,43,45,029**	73,45,376	11,18,48,803
Less : Depreciation u/s 350 of the Companies Act, 1956	**10,34,42,105**	**10,34,42,105**	9,92,91,029	9,92,91,029
Profit for the purpose of Directors' Commission		**2,52,94,057**		(2,53,31,384)
Non-Executive Directors' Commission at 1% of above		**2,52,941**		—

Note : Mr. S.S.H. Rehman, Managing Director, shall not receive any remuneration from the Company in view of his Wholetime Directorship with the Holding Company, ITC Limited.

Revision in Executive Directors' Remuneration approved by the Nominations & Remuneration Committee is subject to the approval of members.

* Payment made to three Non-Executive Independent Directors on receipt of approval of Central Government for the financial year ended 2001-02.

SCHEDULES TO THE ACCOUNTS (Contd.)

Notes to the Accounts (Contd.)

x) Retirement Benefits in respect of Pension, Gratuity etc. are provided for based on Actuarial Valuations as at the Balance Sheet date.

xi) The Company operates in one operating segment i.e., Hoteliering.

xii) In view of the Company's current financial performance and the future profit projections, the Company expects to fully recover the deferred tax assets.

xiii) The Company's significant leasing arrangements are in respect of operating leases for premises. These leasing arrangements which are not non-cancellable range between 11 months and 9 years generally, or longer, and are usually renewable by mutual consent on mutually agreeable terms. The aggregate lease rentals payable are charged as Rent under Schedule 18.

xiv) The outstanding liabilities as at the close of the year do not include any amounts due to any small scale industrial undertaking as defined under Section 3(j) of the Industries (Development & Regulation) Act, 1951.

xv) The Company holds 50% of the paid up equity share capital in Maharaja Heritage Resorts Limited, a Joint Venture Company incorporated in India with M/s. Marudhar Hotels Private Limited. The aggregate amounts of the Company's interest in the assets, liabilities, income and expenses of M/s. Maharaja Heritage Resorts Limited, as given below, have not been considered in these financial statements.

	Current Year (Rs.)
Income from Operations	**51,53,015**
Operating and Administrative Expenses etc.	**56,68,620**
Net Block of Fixed Assets	**9,75,268**
Current Assets	**40,19,888**
Current Liabilities	**84,86,896**
Profit and Loss Account	**41,20,945**

xvi) Related party disclosures under Accounting Standard 18

i) Holding Company : ITC Limited

ii) Parties where control exists :

Subsidiaries : Srinivasa Resorts Ltd., Bay Islands Hotels Ltd. and Fortune Park Hotels Ltd.

iii) Other related parties with whom transactions have taken place during the year :

a) Fellow Subsidiary Companies : Landbase India Ltd., Russell Credit Ltd. and ITC Infotech India Ltd.

b) Associate Company : Ansal Hotels Ltd.

c) Joint Venture Company : Maharaja Heritage Resorts Ltd.

iv) Key Management Personnel :

Board of Directors	Management Committee – Members	Management Committee – Permanent Invitees
Y.C. Deveshwar	S.S.H. Rehman	Ashok Anantram
* S.D. Kulkarni	Nakul Anand	H.M. Jha
R. Subramanian	S.C. Sekhar	Ashoke Bhalla
K.L. Thapar	Pawan Verma	
K.J. Reddy	Mohan Bhatnagar	
S.H. Khan	M. Riaz Ahmed	
R. Vasudevan		
K. Vaidyanath		
S.S.H. Rehman		
Nakul Anand		
S.C. Sekhar		

* Ceased to be Director with effect from 12th May, 2003.

v) Summary of transactions during the year (Rupees in Lakhs) :

		Holding Company		Subsidiary Companies		Fellow Subsidiaries		Associates/ Joint Venture Companies		Key Mgmt. Personnel		Relatives of Key Mgmt. Personnel*	
		C.Year	L.Year	C.Year	L.Year	C.Year	L.Year	C.Year	L.Year	C.Year	L.Year	C.Year	L.Year
a)	– Gross Sale of Hotel Services	213	184	8	7	18	18	—	—	—	—	—	—
	– Receipt of Management & Consultancy fee	1354	1380	332	251	—	—	167	82	—	—	—	—
	– Reimbursement received towards cost of staff on deputation to Managed hotel properties	3532	2810	132	129	—	—	165	172	—	—	—	—
b)	Interest Received	—	—	—	—	—	—	13	13	—	—	—	—
c)	Purchase of Goods and Services												
	– Goods	20	13	—	—	—	—	—	—	—	—	—	—
	– Hotel Services	7	9	0.31	1	—	—	1	4	—	—	—	—
	– Others	—	—	—	—	13	9	0.09	—	—	—	—	—
	– Fee paid towards Licenced hotel properties	288	297	50	43	—	—	9	4	—	—	—	—
	– Rent towards company leased accommodation	3	3	—	—	—	12	—	—	2	2	7	5
	– Professional Services	—	—	—	—	—	—	—	—	—	—	0.48	0.48
d)	Interest paid	237	253	—	—	—	—	—	—	—	—	—	—
e)	Purchase of fixed assets	1	56	—	—	—	—	—	—	—	—	—	—
f)	Expenses recovered during the year (Amount recovered on account of payments made on behalf of related parties).	360	—	128	—	1	—	66	—	—	—	—	—
g)	Expenses reimbursed during the year (Amount paid to related parties on account of payment made by them on Company's behalf).	228	—	46	—	1	—	62	—	—	—	—	—
h)	Loan taken during the year	450	1000	—	—	—	—	—	—	—	—	—	—
i)	Payment towards loan repayments	700	—	—	—	—	—	—	—	—	—	—	—
j)	Balance outstanding at the year end :												
	– Loans taken	2250	2500	—	—	—	—	—	—	—	—	—	—
	– Accounts receivable	155	251	30	16	14	5	199	82	—	—	—	—
	– Advances recoverable	280	14	127	136	—	15	334	167	—	—	—	—
	– Loans given	—	—	—	—	—	—	—	—	84	100	—	—
	– Security deposits paid towards :												
	– Licenced hotel properties	2025	2025	—	—	—	—	—	—	—	—	—	—
	– Company leased accommodation	—	—	—	—	—	—	—	—	22	22	33	33
	– Sundry creditors	130	84	—	—	4	6	0.34	2	—	—	—	—
	– Interest payable	18	24	—	—	—	—	—	—	—	—	—	—
k)	Dividend Paid	—	215	—	—	—	3	—	—	—	0.08	—	0.01
l)	Corporate guarantee provided	—	—	2000	2000	—	—	—	—	—	—	—	—

Note : — Details of remuneration to Executive Directors are given in the note (ix) of the Notes to Accounts and for other members/permanent invitees of the Management Committee the remuneration for the year is Rs. 104 lakhs (Previous Year - Rs. 94 lakhs).

—* Mrs. Timsy Anand, wife of Mr. Nakul Anand, Mrs. Lalitha Sekhar, wife of Mr. S.C. Sekhar, Mrs. Kamni Jha, wife of Mr. H.M. Jha and Mrs. Guramrit Bhalla, wife of Mr. Ashoke Bhalla.

xvii) Previous Year's figures have been regrouped/rearranged wherever necessary.

SCHEDULES TO THE ACCOUNTS (Contd.)

22. SIGNIFICANT ACCOUNTING POLICIES

i) BASIS OF PREPARATION OF FINANCIAL STATEMENTS

To prepare financial statements in accordance with the historical cost convention, generally accepted accounting principles in India and relevant presentational requirements of the Companies Act, 1956.

ii) TURNOVER

To state Gross Income from Operations, which represents invoiced value of goods sold and services rendered, net of sales tax but inclusive of all applicable taxes.

iii) FIXED ASSETS

To state Fixed Assets at cost of acquisition inclusive of inward freight, duties and taxes and incidental expenses related to acquisition. In respect of major projects involving construction, related pre-operational expenses form part of the value of the assets capitalised.

iv) DEPRECIATION

To calculate depreciation on Fixed Assets in a manner that amortises the cost of the assets after commissioning, over their estimated useful lives or lives based on the rates specified in Schedule XIV to the Companies Act, 1956, whichever is lower, by equal annual installments. Leasehold land is amortised over the period of the lease.

v) INVENTORIES

To value all inventories at lower of cost and net realisable value. Cost includes freight and other related incidental expenses and is computed on weighted average method.

vi) RETIREMENT BENEFITS

To make regular monthly contributions to various Provident Funds, Pension Funds and Gratuity Funds which are charged against revenue. To administer through duly constituted and approved independent trusts, various funds with the exception of Provident Fund with regard to Non-Management Staff the contributions in respect of which are statutorily deposited with the Government.

vii) PROPOSED DIVIDEND

To provide for Dividend as proposed by the Directors in the books of account, pending approval at the Annual General Meeting.

viii) FOREIGN CURRENCY TRANSLATIONS

To record transactions in foreign currencies at the exchange rates prevailing on the date of the transaction. Gains/Losses arising out of fluctuations in the exchange rates are recognised in profit and loss in the period in which they arise. Liability/Receivables on account of foreign currency are converted at the exchange rates prevailing as at the end of the year.

ix) INVESTMENTS

To state Long Term Investments at cost. Where applicable, provision is made where there is a permanent fall in valuation of investments.

x) BORROWING COSTS

To capitalise the borrowing costs that are directly attributable to the acquisition or construction of that capital asset. Other borrowing costs are recognised as an expense in the period in which they are incurred.

xi) TAXES ON INCOME

To provide and determine Current tax as the amount of tax payable in respect of taxable income for the period.

To provide and recognise Deferred tax on timing differences between taxable income and accounting income subject to consideration of prudence.

Not to recognise Deferred tax assets on unabsorbed depreciation and carry forward of losses unless there is virtual certainty that there will be sufficient future taxable income available to realise such assets.

xii) FINANCIAL AND MANAGEMENT INFORMATION SYSTEMS

To practice an integrated Accounting System which unifies both Financial Books and Costing Records. The books of account and other records have been designed to ensure compliance of the relevant provisions of the Companies Act, 1956 on the one hand, and meet the internal requirements of information and systems for Planning, Review and Internal Control (designed and based on 'Uniform System of Accounts for Hotels'), on the other.

On behalf of the Board

S.S.H. Rehman	*Managing Director*
K. Vaidyanath	*Director*
M. Riaz Ahmed	*Company Secretary*

Kolkata, 15th May, 2003

CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH, 2003
(Figures for the previous year have been rearranged to conform with the revised presentation)

		31st March, 2003		31st March, 2002
	(Rs.)	(Rs.)	(Rs.)	(Rs.)
A. NET PROFIT/(LOSS) BEFORE TAX		**1,43,91,133**		(3,78,89,158)
ADJUSTMENTS FOR				
Depreciation	**10,34,42,105**		9,92,91,029	
Interest etc. - Net	**1,52,29,262**		2,00,55,012	
Income from Investments	**(60,000)**		(60,000)	
Fixed Assets - Loss on Sale/Write off - Net	**47,31,196**		73,45,376	
Unrealised Loss on Exchange - Net	**(1,27,577)**		2,56,595	
Provision for doubtful debts	**—**	**12,32,14,986**	(56,843)	12,68,31,169
OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES		**13,76,06,119**		8,89,42,011
ADJUSTMENTS FOR				
Trade and Other Receivables	**(3,18,00,192)**		3,10,31,397	
Inventories	**61,09,316**		1,25,292	
Trade Payables	**(55,76,457)**	**(3,12,67,333)**	(1,36,965)	3,10,19,724
CASH GENERATED FROM OPERATIONS		**10,63,38,786**		11,99,61,735
Income Tax Paid		**(53,55,427)**		(1,31,99,482)
NET CASH FROM OPERATING ACTIVITIES		**10,09,83,359**		10,67,62,253
B. CASH FLOW FROM INVESTING ACTIVITIES				
Purchase of Fixed Assets	**(5,22,27,467)**		(13,23,40,186)	
Sale of Fixed Assets	**40,49,491**		34,29,920	
Sale of Investments	**—**		2,200	
Income from Investments	**60,000**		60,000	
Interest Received	**85,75,408**		91,15,386	
Loans Realised	**—**		50,00,000	
NET CASH USED IN INVESTING ACTIVITIES		**(3,95,42,568)**		(11,47,32,680)
C. CASH FLOW FROM FINANCIAL ACTIVITIES				
Proceeds from Long Term / Other Borrowings	**7,29,14,679**		12,18,24,908	
Repayment of Long Term / Other Borrowings	**(11,84,24,069)**		(8,90,44,442)	
Interest etc. Paid	**(2,59,49,301)**		(3,24,02,066)	
Dividend Paid	**(95,067)**		(3,00,30,960)	
Income Tax on Dividend Paid	**—**		(30,82,082)	
NET CASH FLOW USED IN FINANCING ACTIVITIES		**(7,15,53,758)**		(3,27,34,642)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		**(1,01,12,967)**		(4,07,05,069)
OPENING CASH AND CASH EQUIVALENTS		**6,00,60,384**		10,07,65,453
CLOSING CASH AND CASH EQUIVALENTS		**4,99,47,417**		6,00,60,384
CASH AND CASH EQUIVALENTS COMPRISE				
Cash and Bank Balances	**4,95,40,267**		5,96,53,234	
Cash and Cash Equivalents	**4,07,150**	**4,99,47,417**	4,07,150	6,00,60,384

This is the Cash Flow Statement referred to in our Report of even date.

Kaushik Dutta
Partner
For and on behalf of
LOVELOCK & LEWES
Chartered Accountants
Kolkata, 15th May, 2003

On behalf of the Board

S.S.H. Rehman — *Managing Director*
K. Vaidyanath — *Director*
M. Riaz Ahmed — *Company Secretary*

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

(As per Schedule VI, Part IV of the Companies Act, 1956)

I. Registration Details

Registration No. 6079 State Code 55

Balance Sheet Date 31 03 2003
Date Month Year

II. Capital raised during the year (Amount in Rs. Thousands)

Public Issue	Rights Issue
N.A.	N.A.

Bonus Issue	Private Placement
N.A	N.A.

III. Position of Mobilisation and Deployment of Funds (Amount in Rs. Thousands)

Total Liabilities	Total Assets
2836135	2836135

Sources of Funds

Paid up Capital	Reserves & Surplus
302100	1808780

Secured Loans	Unsecured Loans
1316	225000

Application of Funds

Net Fixed Assets	Investments
1389001	673521

Net Current Assets	Misc. Expenditure
473449	N.A.

Deferred Tax Liability - Net	Accumulated Losses
-198775	N.A.

IV. Performance of Company (Amount in Rs. Thousands)

Turnover**	Total Expenditure
1226280	1211889

** Includes Other Income

+ -	Profit/Loss Before Tax	+ -	Profit/Loss After Tax
✓	14391	✓	5706

(Please tick appropriate box + for profit, - for loss)

Earnings Per Share in Rs.	Dividend Rate %
0.19	–

V. Generic Names of Three Principal Products / Services of Company (as per monetary terms)

Item Code No. *** N.A.

Product Description HOTELS

*** No item code has been assigned to 'Hotels' under the Indian Trade Classification.

STATEMENT REGARDING SUBSIDIARY COMPANIES

PURSUANT TO SECTION 212(1) AND (3) OF THE COMPANIES ACT,1956

1. SRINIVASA RESORTS LIMITED

a) Holding Company's interest :
1,63,20,477 Equity Shares of Rs. 10/- each, fully paid up being 68% of total subscribed and paid up Share Capital of the Company.

	(Rs.)
b) Net aggregate amount of Subsidiary's profits/ (losses) not dealt with in the Holding Company's accounts :	
i) for the Subsidiary's financial year ended 31st March, 2003	2,67,74,746
ii) for its previous financial years	3,95,69,113
c) Net aggregate amount of Subsidiary's profits/ (losses) dealt with in the Holding Company's accounts :	
i) for the Subsidiary's financial year ended 31st March, 2003	Nil
ii) for its previous financial years	Nil

On behalf of the Board

S.S.H. Rehman *Managing Director*
K. Vaidyanath *Director*
Kolkata, 15th May, 2003 M. Riaz Ahmed *Company Secretary*

2. FORTUNE PARK HOTELS LIMITED

a) Holding Company's interest :
4,50,001 Equity Shares of Rs. 10/- each, fully paid up being 99.99% of total subscribed and paid up Share Capital of the Company.

	(Rs.)
b) Net aggregate amount of Subsidiary's profits/ (losses) not dealt with in the Holding Company's accounts :	
i) for the Subsidiary's financial year ended 31st March, 2003	15,60,598
ii) for its previous financial years	25,12,317
c) Net aggregate amount of Subsidiary's profits/ (losses) dealt with in the Holding Company's accounts :	
i) for the Subsidiary's financial year ended 31st March, 2003	Nil
ii) for its previous financial years	Nil

On behalf of the Board

S.S.H. Rehman *Managing Director*
K. Vaidyanath *Director*
Kolkata, 15th May, 2003 M. Riaz Ahmed *Company Secretary*

3. BAY ISLANDS HOTELS LIMITED

a) Holding Company's interest :
11,875 Equity Shares of Rs. 100/- each, fully paid up being 100% of total subscribed and paid up Share Capital of the Company.

	(Rs.)
b) Net aggregate amount of Subsidiary's profits/ (losses) not dealt with in the Holding Company's accounts :	
i) for the Subsidiary's financial year ended 31st March, 2003	19,50,058
ii) for its previous financial years	1,16,20,456
c) Net aggregate amount of Subsidiary's profits/ (losses) dealt with in the Holding Company's accounts :	
i) for the Subsidiary's financial year ended 31st March, 2003	Nil
ii) for its previous financial years	Nil

On behalf of the Board

S.S.H. Rehman *Managing Director*
K. Vaidyanath *Director*
Kolkata, 15th May, 2003 M. Riaz Ahmed *Company Secretary*

Audit Committee :- Chairman: Mr. K. L. Thapar, Members: Mr. R. Subramanian & Mr. K. Vaidyanath, Permanent Invitees: M/s. Nakul Anand, Mohan Bhatnagar, A. Chakrawarti and the Representative of Statutory Auditors, Secretary: Mr. M. Riaz Ahmed

REPORT OF THE DIRECTORS FOR THE FINANCIAL YEAR ENDED 31ST MARCH, 2003

Your Directors submit their Report and Accounts for the financial year ended 31st March, 2003.

Performance

During the financial year ended 31st March, 2003, your Company recorded an income of Rs. 35.27 crores (previous year - Rs. 32.19 crores), profit before tax of Rs. 7.19 crores (previous year - Rs. 5.33 crores) and profit after tax of Rs. 3.94 crores (previous year - Rs. 2.87 crores) after providing for income tax of Rs. 3.25 crores (previous year - Rs. 2.46 crores).

Your Directors are pleased to recommend a maiden dividend of Re.1.00 per equity share for the year ended 31st March, 2003.

ITC Hotel Kakatiya Sheraton & Towers continues to maintain its dominance through higher occupancies and larger revenue market share in the five star hotel segment in the city of Hyderabad.

Foreign Exchange Earnings and Outflow

During the year, your Company earned foreign exchange of Rs. 13.73 crores (previous year - Rs. 14.22 crores). The utilisation of foreign exchange was Rs. 1.04 crores (previous year - Rs. 0.79 crores).

Energy / Environment and Safety

The thrust on energy conservation continues, resulting in savings in energy costs.

Your Company's continued focus on hygiene, safety and environment resulted in the hotel being declared as the safest hotel by ITC's safety audit team for the third year in succession.

Directors

Mr. Dhunji Kavarana was reappointed by your Board of Directors as Managing Director of the Company for a further period of two years effective 2nd April, 2003. An appropriate resolution seeking your approval to his re-appointment is appearing in the notice convening the Annual General Meeting of the Company.

In accordance with the provisions of Article 151 of the Articles of Association of the Company, Mr. S. C. Sekhar and Mr. N. R. Pradeep Reddy will be retiring by rotation at the forthcoming Annual General Meeting and being eligible, offer themselves for re-appointment.

Employees

The relationship between the staff and the management continued to be very cordial. Your Directors place on record their sincere appreciation of the efforts made and the support rendered by the employees of the Company.

Particulars of Employees

None of the employees fall under the purview of the provisions of Section 217(2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975.

Auditors

M/s. Lovelock & Lewes, Chartered Accountants, retire at the conclusion of the forthcoming Annual General Meeting and being eligible offer themselves for re-appointment.

Responsibility Statement

In terms of Section 217(2AA) of the Companies Act, 1956, your Directors state that :

a) in the preparation of annual accounts under review the applicable accounting standards had been followed. b) appropriate accounting policies were selected and applied consistently and reasonable and prudent judgements and estimates were made so as to give a true and fair view of the state of affairs of the Company at the end of the financial year under review and of the profit or loss of the Company for that period. c) proper and sufficient care was taken for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities. d) the annual accounts are prepared on a going concern basis. The required disclosures and significant accounting policies followed are appearing in Schedules 20 and 21 respectively, in the annual accounts.

Other Information

The Audit Committee of the Company reviewed the financial statements for the year under review at its meeting held on 28th April, 2003 and recommended the same for the approval of the Board of Directors.

On behalf of the Board

New Delhi, 28th April, 2003

G. Sivakumar Reddy
Chairman

REPORT OF THE AUDITORS TO THE MEMBERS

1. We have audited the attached Balance Sheet of Srinivasa Resorts Limited as at March 31, 2003 and the related Profit and Loss Account for the year ended on that date annexed thereto, both of which we have signed under reference to this report. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.
2. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
3. As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988 issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, of India (the 'Act') and on the basis of such checks as we considered appropriate and according to the information and explanations given to us, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.
4. Further to our comments in the Annexure referred to in paragraph 3 above, we report that :
   (a) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit.
   (b) In our opinion, proper books of account as required by law have been kept by the Company, so far as appears from our examination of those books.
   (c) The Balance Sheet and Profit and Loss Account dealt with by this report are in agreement with the books of account.
   (d) In our opinion, the Balance Sheet and Profit and Loss Account dealt with by this report have been prepared in compliance with the applicable accounting standards referred to in section 211 (3C) of the Act.
   (e) On the basis of written representations received from the Directors of the Company as on March 31, 2003 and taken on record by the Board of Directors, we report that none of the Directors is disqualified as on March 31, 2003 from being appointed as a Director in terms of clause (g) of sub-section (1) of Section 274 of the Act.
   (f) In our opinion and to the best of our information and according to the explanations given to us, the said accounts together with notes thereto and Statement on Significant Accounting Policies give, in the prescribed manner the information required by the Act, and also give respectively, a true and fair view in conformity with the accounting principles generally accepted in India:
      (i) in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2003; and
      (ii) in the case of the Profit and Loss Account, of the profit for the year ended on that date.

For Lovelock & Lewes
Chartered Accountants

New Delhi, 28th April, 2003

S. Gopalakrishnan
Partner

ANNEXURE TO THE REPORT OF THE AUDITORS

As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988 and on the basis of such checks as we considered appropriate and according to the information and explanations given to us, we further report that :

1. The Company has maintained proper records to show full particulars including quantitative details and situation of its fixed assets. The fixed assets of the Company are being physically verified by the management at reasonable intervals under a phased programme of verification to cover all such assets over a period of three years. During the year, the Company has carried out a physical verification as per the programme and no material discrepancies have been noticed on such verification.
2. The fixed assets of the Company have not been revalued during the year.
3. The stocks of stores, spare parts, food, beverage etc., have been physically verified by the management during the year at reasonable intervals.
4. In our opinion, the procedures of physical verification of stocks followed by the management are reasonable and adequate in relation to the size of the Company and nature of its business.
5. The discrepancies noticed on the physical verification of stocks as compared to book records, which were not material, have been properly dealt with in the books of account.

6. In our opinion, the valuation of stock is fair and proper in accordance with normally accepted accounting principles in India and is on the same basis as in the preceding year.
7. The Company has not taken any loans, secured or unsecured, from companies, firms or other parties listed in the register maintained under Section 301 of the Act. In terms of sub-section (6) of Section 370 of the Act, provisions of Section 370 are not applicable to a company.
8. The Company has not granted any loans, secured or unsecured, to companies, firms or other parties listed in the register maintained under Section 301 of the Act. In terms of sub-section (6) of Section 370 of the Act, provisions of Section 370 are not applicable to a company.
9. The party to which a loan has been given by the Company, the principal amount of which has not yet fallen due for repayment, is regular in payment of interest.
10. In our opinion, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business, for purchase of stores, provisions (food, beverage etc.) including components, plant and machinery, equipment and similar assets and for the sale of room, food, beverage etc. and other services.
11. There are no contracts or arrangements entered in the register maintained under Section 301 of the Act and hence requirement of reporting regarding transactions of purchase of any stores, provisions (food, beverage etc.) and sale of room, food, beverage etc. made in pursuance of such contracts aggregating during the year to Rs. 50,000/- or more in respect of each party does not arise.
12. Unserviceable or damaged stores and provisions (food, beverage etc.) have been determined and provision for loss has been made in the accounts.
13. The Company has not accepted any deposits from the public.
14. In our opinion, reasonable records have been maintained by the Company for the sale and disposal of realisable scrap, where applicable and significant. There are no by-products arising out of the operations of the Company.
15. The Company has an internal audit system commensurate with the size and nature of its business.
16. The Central Government of India has not prescribed maintenance of cost records by the Company under Section 209(1)(d) of the Act.
17. The Company has regularly deposited, during the year, Provident Fund and Employees' State Insurance dues with the appropriate authorities in India.
18. At the last day of the financial year, there were no amounts outstanding in respect of undisputed Income Tax, Wealth Tax, Customs Duty, Excise Duty and Sales Tax which were due for more than six months from the date they became payable.
19. During the course of our examination of the books of account carried out in accordance with the generally accepted auditing practices in India, we have not come across any personal expenses which have been charged to Profit and Loss Account, nor have we been informed of any such case by the management other than those payable under contractual obligations or normally accepted business practices.
20. The Company is not a Sick Industrial Company within the meaning of clause (o) of sub-section (1) of Section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985 of India.
21. In respect of service activities, in our opinion,
    a) the Company has a reasonable system of recording receipts, issues and consumption of materials and stores and allocating materials consumed to the relative departments, commensurate with its size and nature of its business.
    b) The Company has a reasonable system of allocating man-hours utilised to the departments, commensurate with its size and nature of its business.
    c) There is a reasonable system of authorisation at proper levels and an adequate system of internal control commensurate with the size of the Company and the nature of its business on the issue of stores and allocation of stores and labour to departments.
22. As regards the Company's trading activities, damaged goods have been determined by the Company and necessary provision has been made in the accounts for the loss.

For Lovelock & Lewes
Chartered Accountants

S. Gopalakrishnan
Partner

New Delhi, 28th April, 2003

BALANCE SHEET AS AT 31ST MARCH, 2003

	Schedule	31st March, 2003 (Rs.)	31st March, 2003 (Rs.)	31st March, 2002 (Rs.)	31st March, 2002 (Rs.)
I. SOURCES OF FUNDS					
1. Shareholders' Funds					
a) Capital	1	24,00,00,000		24,00,00,000	
b) Reserves and Surplus	2	5,66,28,217	29,66,28,217	4,43,28,591	28,43,28,591
2. Loan Funds					
Secured Loans	3		13,00,00,000		17,00,00,000
Total			42,66,28,217		45,43,28,591
II. APPLICATION OF FUNDS					
1. Fixed Assets	4				
a) Gross Block		58,38,85,604		57,85,75,405	
b) Less : Depreciation		14,03,52,330		11,76,38,269	
c) Net Block		44,35,33,274		46,09,37,136	
d) Capital Work-in-Progress		50,34,965	44,85,68,239	46,70,098	46,56,07,234
2. Investments	5		10,000		10,000
3. Current Assets, Loans and Advances					
a) Inventories	6	66,89,342		83,44,341	
b) Sundry Debtors	7	2,19,12,399		1,60,16,775	
c) Cash and Bank Balances	8	3,90,82,480		2,29,41,057	
d) Other Current Assets	9	62,50,410		69,77,633	
e) Loans and Advances	10	2,72,95,872		1,19,81,182	
		10,12,30,503		6,62,60,988	
Less :					
4. Current Liabilities and Provisions					
a) Liabilities	11	3,40,28,450		4,22,26,185	
b) Provisions	12	2,78,89,821		9,00,000	
		6,19,18,271		4,31,26,185	
Net Current Assets			3,93,12,232		2,31,34,803
5. Deferred Tax Liabilities (Net)	13		(6,12,62,254)		(3,44,23,446)
Total			42,66,28,217		45,43,28,591
Notes to the Accounts	20				
Significant Accounting Policies	21				

The Schedules referred to above form an integral part of the Balance Sheet.

This is the Balance Sheet referred to in our Report of even date.

For Lovelock & Lewes
Chartered Accountants

S. Gopalakrishnan
Partner

New Delhi, 28th April, 2003

On behalf of the Board

G. Sivakumar Reddy *Chairman*
Dhunji Kavarana *Managing Director*

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2003

	Schedule	For the year ended 31st March, 2003 (Rs.)	For the year ended 31st March, 2002 (Rs.)
I. INCOME			
Gross Income from Operations		38,81,86,040	36,70,33,368
Less : Taxes		3,85,15,117	4,91,99,356
Net Income from Operations	14	34,96,70,923	31,78,34,012
Other Income	15	30,07,132	40,61,199
		35,26,78,055	32,18,95,211
II. EXPENDITURE			
Food, Beverage, etc. Consumed	16	4,42,11,534	3,84,11,253
Operating and Administrative Expenses	17	20,97,19,017	20,63,10,127
Depreciation		2,68,74,070	2,38,92,548
		28,08,04,621	26,86,13,928
III. PROFIT			
Profit before Taxation		7,18,73,434	5,32,81,283
Provision for Taxation	18	3,24,98,808	2,46,09,671
Profit after Taxation		3,93,74,626	2,86,71,612
Profit brought Forward		4,42,33,988	1,55,62,376
		8,36,08,614	4,42,33,988
IV. APPROPRIATIONS			
Proposed Dividend		2,40,00,000	—
Income Tax on Proposed Dividend		30,75,000	—
Profit Carried Forward		5,65,33,614	4,42,33,988
		8,36,08,614	4,42,33,988
Basic and Diluted Earnings Per Share (Rs.)	19	1.64	1.19
Notes to the Accounts	20		
Significant Accounting Policies	21		

The Schedules referred to above form an integral part of the Profit and Loss Account.

This is the Profit and Loss Account referred to in our Report of even date.

For Lovelock & Lewes
Chartered Accountants
S. Gopalakrishnan
Partner

New Delhi, 28th April, 2003

On behalf of the Board

G. Sivakumar Reddy *Chairman*
Dhunji Kavarana *Managing Director*

SCHEDULES TO THE ACCOUNTS

(Figures for the previous year have been rearranged to conform with the revised presentation)

	As at 31st March, 2003 (Rs.)	As at 31st March, 2002 (Rs.)
1. CAPITAL		
Authorised		
2,40,00,000 Equity Shares of Rs. 10/- each	24,00,00,000	24,00,00,000
	24,00,00,000	24,00,00,000
Issued and Subscribed		
*2,40,00,000 Equity Shares of Rs. 10/- each fully paid up	24,00,00,000	24,00,00,000
Of the above, 10,00,000 Equity Shares of Rs. 10/- each were allotted as fully paid up to the shareholders of the amalgamating company pursuant to the scheme of amalgamation without payment being received in cash.		
	24,00,00,000	24,00,00,000

* Includes
1,63,20,477 Equity Shares of Rs. 10/- each fully paid up held by the Holding Company, ITC Hotels Limited

	As at 31st March, 2003 (Rs.)	As at 31st March, 2003 (Rs.)	As at 31st March, 2002 (Rs.)	As at 31st March, 2002 (Rs.)
2. RESERVES AND SURPLUS				
Capital Reserve		94,603		94,603
Profit & Loss Account At the commencement of the year	4,42,33,988		2,95,18,260	
Less : Deferred Tax Liability on initial adoption	—		1,39,55,884	
Add : From Profit & Loss Account	1,22,99,626	5,65,33,614	2,86,71,612	4,42,33,988
		5,66,28,217		4,43,28,591
3. SECURED LOANS				
Term Loan from Bank*		13,00,00,000		17,00,00,000
*Secured by mortgage by deposit of title deeds relating to Company's Freehold Land and further by deeds of hypothecation in respect of movable properties, present and future. Guaranteed by Holding Company — ITC Hotels Limited.				
		13,00,00,000		17,00,00,000

SCHEDULES TO THE ACCOUNTS (Contd.)

4. FIXED ASSETS

Particulars	Original Cost as at 1.4.2002 (Rs.)	Additions during the year (Rs.)	Withdrawals during the year (Rs.)	Original Cost as at 31.3.2003 (Rs.)	Depreciation for the year (Rs.)	Depreciation on Withdrawals (Rs.)	Depreciation up to 31.3.2003 (Rs.)	Net Block as at 31.3.2003 (Rs.)
Freehold Land	1,00,00,000	—	—	1,00,00,000	—	—	—	1,00,00,000
Buildings	26,55,03,698	14,94,622	—	26,69,98,320	43,37,584	—	2,94,96,895	23,75,01,425
Plant and Machinery	18,65,55,629	55,07,312	45,80,480	18,74,82,461	1,09,62,967	20,22,546	4,08,29,537	14,66,52,924
Computers	72,37,075	11,54,246	—	83,91,321	12,87,855	—	41,80,197	42,11,124
Furniture and Fixtures	10,65,04,656	30,05,190	22,36,311	10,72,73,535	1,00,17,980	15,58,872	6,52,33,505	4,20,40,030
Motor Vehicles	27,74,347	20,89,208	11,23,588	37,39,967	2,67,684	5,78,591	6,12,196	31,27,771
	57,85,75,405	1,32,50,578	79,40,379	58,38,85,604	2,68,74,070	41,60,009	14,03,52,330	44,35,33,274
Capital Work-in-Progress	46,70,098	81,21,405	77,56,538	50,34,965	—	—	—	50,34,965
Total	58,32,45,503	2,13,71,983	1,56,96,917	58,89,20,569	2,68,74,070	41,60,009	14,03,52,330	44,85,68,239
Previous Year	54,94,82,298	6,82,44,013	3,44,80,808	58,32,45,503	2,38,92,548	39,20,724	11,76,38,269	46,56,07,234

	As at 31st March, 2003 (Rs.)	As at 31st March, 2002 (Rs.)
5. INVESTMENTS - AT COST		
Unquoted - Long Term		
Government Securities - National Savings Certificates (Deposits with or for deposit with various authorities)	10,000	10,000
	10,000	10,000
6. INVENTORIES		
Food, Beverage, etc.	35,52,877	54,53,442
Stores and Spare Parts	31,36,465	28,90,899
	66,89,342	83,44,341
7. SUNDRY DEBTORS		
Over 6 months old		
Good and Unsecured	62,16,277	25,37,348
Other Debts		
Good and Secured	2,62,102	1,28,563
Good and Unsecured — From Others	1,56,96,122	1,34,79,427
	2,21,74,501	1,61,45,338
Less : Deposits from normal Trade Debtors - Contra	2,62,102	1,28,563
	2,19,12,399	1,60,16,775
8. CASH AND BANK BALANCES		
With Scheduled Banks		
On Current Accounts etc.	67,41,006	7,88,849
On Margin Money	37,96,192	29,33,026
On Deposit Accounts	1,75,00,000	1,37,65,853
Cash and Cheques on Hand	1,10,45,282	54,53,329
	3,90,82,480	2,29,41,057
9. OTHER CURRENT ASSETS		
Good and Unsecured		
Deposits with Government, Public Bodies and Others	54,43,690	68,27,483
Interest Accrued on Deposits/Investments	8,06,720	1,50,150
	62,50,410	69,77,633
10. LOANS AND ADVANCES		
Good and Unsecured		
Loans to Others	1,50,00,000	—
Advances recoverable in cash or in kind or for value to be received*	86,88,768	61,00,105
Advances with Government and Public Bodies**	36,07,104	58,81,077
	2,72,95,872	1,19,81,182

* Includes Capital Advances of Rs. 15,79,215/- (Previous Year - Rs. 16,32,845/-)

** Includes an amount of Rs. 29,57,104/- (Previous Year - Rs. 58,81,077/-) being advance payment of Income Tax, net of provisions.

	As at 31st March, 2003 (Rs.)	As at 31st March, 2002 (Rs.)
11. LIABILITIES		
Sundry Creditors	3,17,33,181	3,90,57,487
Sundry Deposits	25,57,371	32,97,261
Less : Deposits from Normal Trade Debtors – Contra	2,62,102	1,28,563
	3,40,28,450	4,22,26,185
12. PROVISIONS		
Provision for Retirement Benefits	8,14,821	9,00,000
Proposed Dividend	2,40,00,000	—
Income Tax on Proposed Dividend	30,75,000	—
	2,78,89,821	9,00,000
13. DEFERRED TAX LIABILITIES (NET)		
Deferred Tax Liabilities		
Depreciation - Timing difference	9,41,33,303	8,44,41,379
	9,41,33,303	8,44,41,379
Less :		
Deferred Tax Assets		
Unabsorbed depreciation	3,28,71,049	5,00,17,933
	3,28,71,049	5,00,17,933
Net Deferred Tax Liabilities	6,12,62,254	3,44,23,446

	For the year ended 31st March, 2003 (Rs.)	For the year ended 31st March, 2002 (Rs.)
14. INCOME FROM OPERATIONS		
Rooms*	18,08,89,224	17,12,48,274
Food and Beverage	14,28,23,502	12,09,91,798
Recreation and Services	2,59,58,197	2,55,93,940
	34,96,70,923	31,78,34,012

* The Income from rooms is stated gross, the amount of tax deducted thereon is Rs. 4,68,912/- (Previous Year - Rs. 7,69,552/-)

	For the year ended 31st March, 2003 (Rs.)	For the year ended 31st March, 2002 (Rs.)
15. OTHER INCOME		
Miscellaneous Income	4,91,565	3,88,014
Gain on Exchange (Net)	—	37,192
Insurance Claims	1,45,945	—
Interest from Investment-Other than Trade.*	10,150	—
Interest on Loans and Deposits etc.**	23,59,472	36,35,993
	30,07,132	40,61,199

* The Income from investment is stated gross, the amount of Income Tax deducted thereon is Rs. Nil.

** The Income from Interest on Loans and Deposits etc. is stated gross, the amount of Income Tax deducted thereon is Rs. 4,18,996/- (Previous Year – Rs. 2,95,052/-)

	For the year ended 31st March, 2003 (Rs.)	For the year ended 31st March, 2002 (Rs.)
16. FOOD, BEVERAGE, ETC. CONSUMED		
Opening Stock	54,53,442	29,32,406
Add : Purchases	4,23,10,969	4,09,32,289
	4,77,64,411	4,38,64,695
Less : Closing Stock	35,52,877	54,53,442
	4,42,11,534	3,84,11,253

SCHEDULES TO THE ACCOUNTS (Contd.)

	For the year ended 31st March, 2003 (Rs.)	(Rs.)	For the year ended 31st March, 2002 (Rs.)	(Rs.)
17. OPERATING AND ADMINISTRATIVE EXPENSES				
Salaries, Wages and Bonus	2,03,60,208		1,92,77,638	
Contribution to Provident and Other Funds	17,66,240		18,24,185	
Workmen and Staff Welfare Expenses	75,07,841		75,06,884	
Reimbursement of Contractual Remuneration	93,59,454	3,89,93,743	97,41,512	3,83,50,219
Consumption of Stores and Supplies		1,81,87,893		1,74,85,101
Power and Fuel		3,83,70,095		3,56,38,880
Rent		13,86,520		12,84,494
Rates and Taxes		39,29,917		43,51,320
Insurance		35,32,141		30,33,162
Repairs — Building		46,61,262		67,58,614
— Machinery		45,14,644		41,92,051
— Others		24,86,232		28,77,462
Advertising/Sales Promotion		86,01,450		86,02,578
Doubtful and Bad Debts		9,35,230		—
Electronic Data Processing		4,09,380		4,77,636
Travelling and Conveyance		71,48,005		61,09,217
Training		8,76,401		3,72,290
Legal Expenses		2,44,700		4,02,961
Postage, Telephone, Telex etc.		36,07,869		60,80,594
Commission paid to Travel Agents		36,660		1,27,735
Bank Charges		40,043		56,146
Loss on Exchange (Net)		9,741		—
Interest etc. Paid - Term Loan	1,91,37,858		2,50,09,555	
Less : Interest Received on Deposits with Government Bodies etc.*	1,16,983	1,90,20,875	1,52,644	2,48,56,911
Technical & Consultancy Fees		3,92,01,826		3,06,17,025
Miscellaneous Expenses		1,01,43,020		1,10,97,622
Fixed Assets Discarded – Net		33,81,370		35,38,109
		20,97,19,017		20,63,10,127

Miscellaneous Expenses include :
Auditors' Remuneration and Expenses :

	2003 (Rs.)	2002 (Rs.)
— Audit Fees	2,00,000	1,50,000
— Fees for Other Services	54,080	93,480
— Reimbursement of Expenses	15,375	14,501

* Interest received on Deposits with Govt. Bodies etc. is stated Gross, the amount of Income Tax deducted thereon is Rs.12,947/- (Previous Year - Rs.31,139/-)

	For the year ended 31st March, 2003 (Rs.)	For the year ended 31st March, 2002 (Rs.)
18. PROVISION FOR TAXATION		
Income Tax on :		
Minimum Alternate Tax on Current Year's Profits	56,60,000	41,00,000
Add : Adjustments related to earlier years	—	42,109
Add : Deferred Tax Liability	2,68,38,808	2,04,67,562
	3,24,98,808	2,46,09,671
19. EARNINGS PER SHARE		
Profit / (Loss) after Taxation	3,93,74,626	2,86,71,612
Weighted average number of equity shares outstanding	2,40,00,000	2,40,00,000
Basic and diluted earnings per share in rupees (face value – Rs. 10/- per share)	1.64	1.19

	Current Year (Rs.)	Previous Year (Rs.)
20. NOTES TO THE ACCOUNTS		
i) The Estimated Amount of Contracts remaining to be executed on Capital Account and not provided for	35,34,766	10,70,688
ii) Contingent Liability		
a) Guarantees outstanding	33,73,000	25,70,500
b) Claims against the Company not acknowledged as debt in respect of taxation matters	1,14,306	29,73,732
iii) Managing Director's Remuneration :		
— Salary	8,20,530	7,03,131
— Other Perquisites	2,12,556	1,96,139
—Contribution to Provident Fund & Other Funds	1,31,322	1,27,388
	11,64,408	10,26,658
iv) Earnings in Foreign Currency	13,72,72,268*	14,21,60,040
v) Expenditure in Foreign Currency (On payment basis)		
— Travel	94,670	—
— Hotel Reservation / Marketing Expenses	1,43,206	1,31,016
— Technical & Consultancy Fees and Others	73,22,900	55,62,320
	75,60,776	56,93,336
vi) CIF Value of Imports		
— Capital Goods	28,13,267	21,72,771
	28,13,267	21,72,771

* As reported by the Company to the Department of Tourism, Government of India and includes Rs. 12,47,44,110/- (Previous year - Rs. 13, 21,92,004/-) being Indirect Foreign Exchange Earnings during the year through Credit Cards & Travel Agencies etc. as certified by Bankers.

	Current Year (Rs.)	%	Previous Year (Rs.)	%
vii) Value of Consumption of Raw Materials, Stores & Supplies				
a) Raw Materials				
Indigenous	3,94,75,635	89.29	3,51,33,308	91.47
Imported	47,35,899	10.71	32,77,945	8.53
	4,42,11,534	100.00	3,84,11,253	100.00
b) Stores & Supplies				
Indigenous	1,81,87,893	100.00	1,74,85,101	100.00
Imported	—	—	—	—
	1,81,87,893	100.00	1,74,85,101	100.00

viii) Information as per Order No. 46/158/2002-CL-III dated 29th November, 2002 issued by Ministry of Finance & Company Affairs (Dept. of Company Affairs), Government of India:

	Current Year (Rs.)	Previous Year (Rs.)
a) Income from :		
(i) Wine and Liquor	3,07,04,353	2,26,70,578
(ii) Telephone and Telex	1,43,63,089	1,54,10,560
	4,50,67,442	3,80,81,138
b) Consumption of :		
(i) Provisions, Beverages & Smokes (excluding Wine and Liquor)	3,51,85,790	3,19,83,007
(ii) Wine and Liquor		
Indigenous	42,89,845	31,50,301
Imported	47,35,899	32,77,945
	4,42,11,534	3,84,11,253

The Company has been exempted from disclosure of quantitative details as per above mentioned order issued by Ministry of Finance & Company Affairs (Dept. of Company Affairs), Government of India, upto 31.3.2004.

ix) The Company operates in one operating segment i.e., Hoteliering.

x) The Company's significant lease arrangements are in respect of operating leases for residential premises. These lease arrangements, which are not non-cancellable, are for a period of 11 months or longer and are usually renewable by mutual consent on mutually agreeable terms. The aggregate lease rentals payable are charged as Rent under Schedule 17.

xi) In view of the Company's past financial performance and the future profit projections, the Company expects to fully recover the deferred tax assets.

xii) The amounts due to small scale Industrial undertakings as defined under Section 3(j) of the Industries (Development & Regulation) Act, 1951 as at the close of the year, outstanding for more than 30 days is Nil.

xiii) Previous year's figures have been regrouped / rearranged wherever necessary.

SCHEDULES TO THE ACCOUNTS (Contd.)

21. SIGNIFICANT ACCOUNTING POLICIES

I) BASIS OF PREPARATION OF FINANCIAL STATEMENTS

To prepare financial statements in accordance with the historical cost convention, generally accepted accounting principles in India and relevant presentational requirements of the Companies Act, 1956.

II) TURNOVER

To state gross income from operations, which represents invoiced value of goods sold and services rendered, net of sales tax but inclusive of all applicable taxes.

III) FIXED ASSETS

To state fixed assets at cost of acquisition inclusive of inward freight, duties and taxes and incidental expenses related to acquisition. In respect of major projects involving construction, related pre-operational expenses form part of the value of the assets capitalised.

IV) DEPRECIATION

To calculate depreciation on fixed assets in a manner that amortises the cost of assets after commissioning, over their estimated useful lives or lives based on the rates specified in Schedule XIV to the Companies Act, 1956, whichever is lower, by equal annual installments.

V) INVENTORIES

To value all inventories at lower of cost and net realisable value. Cost includes freight and other related incidental expenses and is computed on weighted average method.

VI) RETIREMENT BENEFITS

To make regular contributions to the Provident Fund and Gratuity Fund which are charged to revenue and provide for unavailed leave on accrual basis. The contributions in respect of Gratuity Fund is made to Life Insurance Corporation and the Provident Fund and Family Pension contributions are statutorily deposited with the Government.

VII) PROPOSED DIVIDEND

To provide for Dividend as proposed by the Directors in the Books of Account, pending approval at the Annual General Meeting.

VIII) FOREIGN CURRENCY TRANSLATIONS

To record transactions in foreign currencies at the exchange rates prevailing on the date of the transaction. Gains / losses arising out of fluctuations in the exchange rates are recognised in the Profit and Loss in the period in which they arise. Liability / Receivables on account of foreign currency are converted at the exchange rates prevailing as at the end of the year.

IX) INVESTMENTS

To state long term investments at cost. Where applicable, provision is made where there is a permanent fall in valuation of investments.

X) BORROWING COSTS

To capitalise the borrowing costs that are directly attributable to the acquisition or construction as cost of that capital asset. Other borrowing costs are recognised as an expense in the period in which they are incurred.

XI) TAXES ON INCOME

To provide and determine Current tax as the amount of tax payable in respect of taxable income for the period.

To provide and recognise Deferred tax on timing differences between taxable income and accounting income subject to consideration of prudence.

Not to recognise Deferred tax assets on unabsorbed depreciation and carry forward of losses unless there is virtual certainty that there will be sufficient future taxable income available to realise such assets.

XII) FINANCIAL AND MANAGEMENT INFORMATION SYSTEMS

To practice an integrated accounting system which unifies both Financial books and Costing records. The books of account and other records have been designed to ensure compliance of the relevant provisions of the Companies Act, 1956 on the one hand, and meet the internal requirements of the information and systems for Planning, Review and Internal Control (designed and based on "Uniform System of Accounts for Hotels"), on the other.

On behalf of the Board

New Delhi, 28th April, 2003

G. Sivakumar Reddy *Chairman*
Dhunji Kavarana *Managing Director*

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE
(As per Schedule VI, Part IV of the Companies Act, 1956)

I. Registration Details

Registration No. 5192 — State Code 01

Balance Sheet Date 31 (Date) 03 (Month) 2003 (Year)

II. Capital raised during the year (Amount in Rs. Thousands)

Public Issue	Rights Issue
N.A.	N.A.
Bonus Issue	**Private Placement**
N.A.	N.A.

III. Position of Mobilisation and Deployment of Funds (Amount in Rs. Thousands)

Total Liabilities	Total Assets
488546	549809

Sources of Funds

Paid up Capital	Reserves and Surplus
240000	56628
Secured Loans	**Unsecured Loans**
130000	N.A.

Application of Funds

Net Fixed Assets	Investments
448568	10
Net Current Assets	**Misc. Expenditure**
39312	N.A.
Deferred Tax Liability - Net	**Accumulated Losses**
-61262	N.A.

IV. Performance of Company (Amount in Rs. Thousands)

Turnover **	Total Expenditure
352678	280805

** Includes Other Income

+ −	Profit/Loss Before Tax	+ −	Profit/Loss After Tax
✓	71873	✓	39375

(Please tick appropriate box + for profit – for loss)

Earning per Share in Rs.	Dividend Rate %
1.64	10

V. Generic Names of Three Principal Products / Services of Company (as per monetary terms)

Item Code No. *** N.A.

Product Description HOTELS

*** No item code has been assigned to 'Hotels' under the Indian Trade Classification.

Audit Committee :- Chairman: Mr. S. C Sekhar, Members: M/s. N. R. Pradeep Reddy, M. Riaz Ahmed, & D. Kavarana, Permanent Invitees: Mr. Pradeep Daniels & Representative of Statutory Auditors.

REPORT OF THE DIRECTORS FOR THE FINANCIAL YEAR ENDED 31ST MARCH, 2003

Your Directors submit their Report and Accounts for the financial year ended 31st March, 2003.

Performance

Your Company recorded a turnover of Rs. 149.96 lacs (previous year – Rs. 117.61 lacs) and earned a net profit of Rs. 15.61 lacs (previous year – Rs. 1.42 lacs) after providing for income tax of Rs. 9.92 lacs (previous year – Rs. 0.83 lacs).

Your Directors are pleased to recommend a dividend of Re. 1.00 per equity share for the year ended 31st March, 2003 (previous year – Nil).

During the year under review, three alliances were signed up for hotel properties at Gurgaon, Chennai and Tirupathi and with these additions your Company now runs nine operating hotels across the country and has agreements in respect of eight hotel projects which are slated to open during the course of next two years. Negotiations are underway at several attractive locations in the country where there is potential for growth in business from domestic travel in both the key segments namely business and leisure.

Conservation of Energy/Foreign Exchange

Considering the nature of business of your Company, no comment is made on conservation of energy.

There has been no foreign exchange income or outflow during the year under review.

Directors

In accordance with the provisions of Article 143 of the Articles of Association of the Company, H.H. Maharaja Gaj Singh and Mr. S.S.H. Rehman will retire by rotation at the forthcoming Annual General Meeting of the Company and being eligible, offer themselves for re-appointment.

Particulars of Employees

None of the employees fall under the purview of the provisions of Section 217(2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975.

Compliance Certificate under Companies Act, 1956

A certificate issued by M/s. S.R. Sundaram & Associates, Company Secretaries, in terms of the provisions of Section 383A of the Companies Act, 1956, to the effect that the Company has complied with the applicable provisions of the said Act is attached to this Report.

Auditors

The Auditors of your Company, M/s. Lovelock & Lewes, retire at the conclusion of the forthcoming Annual General Meeting and being eligible, offer themselves for re-appointment.

Responsibility Statement

In terms of Section 217(2AA) of the Companies Act, 1956, your Directors state that :

a) in the preparation of annual accounts under review the applicable accounting standards had been followed. b) appropriate accounting policies were selected and applied consistently and reasonable and prudent judgements and estimates were made so as to give a true and fair view of the state of affairs of the Company at the end of the financial year under review and of the profit or loss of the Company for that period. c) proper and sufficient care was taken for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities. d) the annual accounts are prepared on a going concern basis. The required disclosures and significant accounting policies followed are appearing in Schedules 18 and 19, respectively, in the annual accounts.

On behalf of the Board

S. C. Sekhar *Director*

New Delhi, 1st May, 2003 M. Riaz Ahmed *Director*

COMPLIANCE CERTIFICATE

Regn. No. of the Company : 55-99973

Nominal Capital : Rs. 2,00,00,000/-

To

The Members

M/s. Fortune Park Hotels Limited

25, Community Centre

Basant Lok, Vasant Vihar

New Delhi – 110 057

We have examined the registers, records, books and papers of M/s. Fortune Park Hotels Limited (the Company) as required to be maintained under the Companies Act, 1956, (the Act) and the Rules made thereunder and also the provisions contained in the Memorandum and Articles of Association of the Company for the financial year ended 31st March, 2003. In our opinion and to the best of our information and according to the examination carried out by us and explanations furnished to us by the Company, its officers and agents, we certify that in respect of the period :-

1. The Company has kept and maintained all registers, as stated in Annexure 'A' to this certificate, as per the provisions of the Act and the Rules made thereunder and all entries therein have been duly recorded.
2. The Company has duly filed the forms and returns as stated in Annexure 'B' to this certificate, with the Registrar of Companies within the time prescribed under the Act and the Rules made thereunder.
3. The Company, being a public limited company, comments are not required.
4. The Board of Directors of the Company met four times respectively on 26th April, 2002, 27th August, 2002, 28th November, 2002 and 28th March, 2003. In respect of such meetings proper notices were given and the proceedings were properly recorded and signed in the Minutes Book maintained for the purpose.
5. The Company has not closed the Register of its members during the financial year.
6. The Annual General Meeting of the Company for the financial year ended on the 31st March, 2002 was held on the 27th August, 2002 after giving due notice to the Members of the Company and the resolutions passed thereat were duly recorded in the Minutes book maintained for the purpose.
7. No Extraordinary General Meeting was held during the financial year.
8. The Company has not advanced any loan to its Directors and/or persons or firms or companies referred to in Section 295 of the Act.
9. The Company has not entered into any contracts falling within the purview of Section 297 of the Act.
10. The Company is maintaining the register under section 301 of the Act, however, there were no contracts to be entered therein during the financial year.
11. As there were no instances falling within the purview of section 314 of the Act, the Company has not obtained any approvals from the Board of Directors, Members or Central Government.
12. The Company has not issued any duplicate share certificates during the financial year.
13. (i) There was no allotment/transfer/transmission of securities during the financial year.
    (ii) The Company has not deposited any amount in a separate Bank Account as no dividend was declared during the financial year.
    (iii) The Company was not required to post warrants to any Member of the Company as no dividend was declared during the financial year.
    (iv) No amount is lying in the Books of Accounts of the Company in respect of unpaid dividend, application money due for refund, matured deposits, matured debentures and the interest accrued thereon, which have remained unclaimed or unpaid for a period of seven years, required to be transferred to the Investor Education and Protection Fund.
    (v) The Company has duly complied with the requirements of Section 217 of the Act in respect of last year.
14. The Board of Directors of the Company is duly constituted and there was no appointment of additional/alternate/casual directors during the financial year.
15. The Company has not appointed any Managing Director/Whole-time Director/Manager during the financial year.
16. The Company has not appointed any sole selling agents during the financial year.
17. The Company has obtained approval of the Central Government under Section 269 of the Companies Act, 1956 vide letter dated 18/12/2002 in respect of appointment/remuneration of Mr. Ravi Suri, Ex-Managing Director, who resigned on 31st May, 2001. Further, the Company was not required to obtain any approvals of the Company Law Board, Regional Director, Registrar and/or such authorities prescribed under various provisions of the Act during the financial year.
18. The Directors have disclosed their interest in other firms/companies to

the Board of Directors pursuant to the provisions of the Act and the Rules made thereunder.

19. The Company has not issued any shares, debentures or other securities during the financial year.
20. The Company has not bought back any shares during the financial year.
21. The Company has no preference capital or debentures and as such redemption of preference shares or debentures is not applicable.
22. There was no transaction necessitating the Company to keep in abeyance the rights to dividend, rights shares and bonus shares pending registration of transfer of shares.
23. The Company has not invited/accepted any deposits including any unsecured loans falling within the purview of section 58A of the Act during the financial year.
24. The amount borrowed by the Company from Banks during the financial year is within the borrowing limits of the Company.
25. The Company has not made any loans or advances or given guarantees or provided securities to other bodies corporate and consequently no entries have been made in the register kept for the purpose.
26. The Company has not altered the provisions of the Memorandum with respect to situation of the Company's registered office from one State to another during the year under scrutiny.
27. The Company has not altered the provisions of the Memorandum with respect to the objects of the Company during the year under scrutiny.
28. The Company has not altered the provisions of the Memorandum with respect to the name of the Company during the year under scrutiny.
29. The Company has not altered the provisions of the Memorandum with respect to share capital of the Company during the year under scrutiny.
30. The Company has not altered its Articles of Association during the financial year.
31. There was/were no prosecution initiated against or show cause notices received by the Company and no fines or penalties or any other punishment was imposed on the Company during the financial year, for offences under the Act.
32. The Company has not received any money as security from its employees during the financial year.
33. The Company has not constituted Provident Fund for its employees and as such, Section 418 of the Act is not applicable to the Company.

For S.R. Sundaram & Associates

S. Ramasundaram
Proprietor
C.P. No. 2530

New Delhi, 1st May, 2003

ANNEXURE – 'A'

Registers as maintained by M/s. Fortune Park Hotels Limited

Statutory Registers

1. Register of Members under Section 150
2. Minutes Book of Board Meetings
3. Minutes Book of General Meetings
4. Books of Account under Section 209
5. Register of particulars of contracts in which Directors are interested under Section 301
6. Register of Directors under Section 303
7. Register of Directors' Shareholding under Section 307

ANNEXURE – 'B'

Forms and returns as filed by the Company with the Registrar of Companies during the financial year ended 31st March, 2003

1. Balance Sheet – for the year 31/03/2002 filed on 24/9/2002, within the prescribed time.
2. Compliance Certificate under section 383A filed on 24/9/2002, within the prescribed time.
3. Annual Return for the AGM held on 27/8/2002 filed on 24/10/2002, within the prescribed time.
4. Form No. 23AA under Section 209(1) filed on 3/9/2002, within the prescribed time.

For S.R. Sundaram & Associates

S. Ramasundaram
Proprietor
C.P. No. 2530

New Delhi, 1st May, 2003

REPORT OF THE AUDITORS TO THE MEMBERS

1. We have audited the attached Balance Sheet of Fortune Park Hotels Limited as at 31st March, 2003 and the relative Profit and Loss Account for the year ended on that date, which we have signed under reference to this report. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.
2. We have conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
3. We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit.
4. In our opinion, proper books of account have been kept by the Company as required by law so far as appears from our examination of those books and the aforementioned Balance Sheet and Profit and Loss Account dealt with by this report are in agreement therewith.
5. In our opinion, these accounts have been prepared in compliance with the applicable accounting standards referred to in Section 211(3C) of the Companies Act, 1956 of India (the Act).
6. On the basis of written representations received from Directors as on 31st March, 2003 and taken on record by the Board of Directors of the Company, none of the Directors of the Company is disqualified as on 31st March, 2003 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Act.
7. In our opinion and to the best of our information and according to the explanations given to us, the Balance Sheet and Profit and Loss Account together with the statement of significant accounting policies and notes thereon/attached thereto, give in the prescribed manner, the information required by the Act and also give respectively, a true and fair view in conformity with the accounting principles generally accepted in India:
   i) in the case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2003;
   ii) in the case of the Profit and Loss Account, of the profit for the year ended on that date.
8. As required by the Manufacturing and Other Companies (Auditor's Report) Order 1988 dated 7th September, 1988 issued by the Central Government of India in terms of Section 227(4A) of the Act and on the basis of such checks as we considered appropriate and according to the information and explanations given to us, we further report that:
   i) The Company has maintained proper record to show full particulars including quantitative details and situation of its fixed assets. The fixed assets have been physically verified by the management during the year and no material discrepancies between the book records and physical inventory were observed.
   ii) The fixed assets of the Company have not been revalued during the year.
   iii) The Company has not taken any loans, secured or unsecured, from Companies, firms or other parties as listed in the register maintained under Section 301 of 'The Act' or from Companies under the same management, as defined under sub-section (1B) of Section 370 of 'The Act'.
   iv) The Company has not granted any loans, secured or unsecured, to Companies, firms or other parties listed in the register maintained under section 301 of 'The Act' or to Companies under the same

management, as defined under sub section (1B) of section 370 of 'The Act'.

v) The Company has not granted any loans or advances in the nature of loans to other parties. The employees to whom loans or advances in the nature of loans have been given by the Company are repaying the principal amounts as stipulated and are also regular in payment of interest, where applicable.

vi) In our opinion, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business for the purchase of plant and machinery, equipment and other assets, and for services rendered.

vii) There are no transactions for purchase of goods and materials or sale of goods, materials and services, which were made in pursuance of contracts or arrangements entered in the register maintained under Section 301 of the Companies Act, 1956, and aggregating during the year to Rs.50,000/- or more in value in respect of each party.

viii) The Company has not accepted any deposits from the public.

ix) In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.

x) The Company is regular in depositing Provident Fund dues with the appropriate authorities in India. As informed, the Employees' State Insurance Act is not presently applicable to the Company.

xi) There are no undisputed amounts in respect of Income Tax, Wealth Tax, Sales Tax, Custom Duty and Excise Duty outstanding as at 31st March, 2003 for a period of more than six months from the date they became payable.

xii) During the course of our examination of the books of account, carried out in accordance with the generally accepted auditing practices in India, we have not come across any personal expenses which have been charged to the Profit and Loss Account, other than those payable under contractual obligations and accepted business practices, nor have we been informed of any such case by the management.

xiii) The Company is not a Sick Industrial Company within the meaning of Clause (o) of Sub-Section (1) of Section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985 of India.

xiv) Item numbers (iii), (iv), (v), (vi), (xii), (xiv), (xvi) of Clause A of paragraph 4 of the aforesaid order are not applicable to the Company since it renders service activities which do not involve purchase of finished goods, stores & spares, raw materials and sale of goods.

xv) In respect of services rendered :

a) The Company carries on service activities, which do not involve consumption of materials and stores.

b) Considering the nature of its activities, the allocation of man-hours to the various jobs is not considered necessary by the management.

New Delhi, 1st May, 2003

Kaushik Dutta
Partner
For and on behalf of
Lovelock & Lewes
Chartered Accountants

BALANCE SHEET AS AT 31ST MARCH, 2003

	Schedule	31st March, 2003 (Rs.)	31st March, 2003 (Rs.)	31st March, 2002 (Rs.)	31st March, 2002 (Rs.)
I. SOURCES OF FUNDS					
1. Shareholders' Funds					
a) Capital	1	45,00,080		45,00,080	
b) Reserves and Surplus	2	63,03,421	1,08,03,501	52,50,333	97,50,413
2. Loan Funds					
Secured Loans	3		1,49,818		18,97,690
Total			1,09,53,319		1,16,48,103
II. APPLICATION OF FUNDS					
1. Fixed Assets	4				
a) Gross Block		39,90,081		42,31,652	
b) Less : Depreciation		20,63,242		19,81,337	
c) Net Block			19,26,839		22,50,315
2. Current Assets, Loans and Advances					
a) Sundry Debtors	5	72,39,284		64,52,586	
b) Cash and Bank Balances	6	35,04,506		36,60,785	
c) Other Current Assets	7	8,42,776		4,33,783	
d) Loans and Advances	8	17,51,278		17,84,783	
		1,33,37,844		1,23,31,937	
Less :					
3. Current Liabilities and Provisions					
a) Liabilities	9	35,22,319		25,99,603	
b) Provisions	10	6,16,329		99,837	
		41,38,648		26,99,440	
Net Current Assets			91,99,196		96,32,497
4. Deferred Tax Liability (Net)	11		(1,72,716)		(2,34,709)
5. Miscellaneous Expenditure					
(To the extent not written off or adjusted)					
Preliminary Expenses	12		—		—
Total			1,09,53,319		1,16,48,103
Notes to the Accounts	18				
Significant Accounting Policies	19				

The Schedules referred to above form an integral part of the Balance Sheet.

This is the Balance Sheet referred to in our Report of even date.

Kaushik Dutta
Partner
For and on behalf of
Lovelock & Lewes
Chartered Accountants
New Delhi, 1st May, 2003

On behalf of the Board

S. C. Sekhar *Director*
M. Riaz Ahmed *Director*

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2003

	Schedule	For the year ended 31st March, 2003 (Rs.)	(Rs.)	For the year ended 31st March, 2002 (Rs.)	(Rs.)
I. INCOME					
Gross Income from Operations		1,53,25,746		1,20,05,960	
Less : Taxes		7,29,800		5,72,668	
Net Income from Operations	13		1,45,95,946		1,14,33,292
Other Income	14		4,00,008		3,28,091
			1,49,95,954		1,17,61,383
II. EXPENDITURE					
Operating and Administrative Expenses	15		1,21,90,163		1,10,88,927
Depreciation			2,53,159		4,46,668
			1,24,43,322		1,15,35,595
III. PROFIT					
Profit before Taxation			25,52,632		2,25,788
Provision for Taxation	16		9,91,878		83,465
Profit after Taxation			15,60,754		1,42,323
Profit brought Forward			22,34,992		20,92,669
Available for Appropriation			37,95,746		22,34,992
IV. APPROPRIATIONS					
Proposed Dividend			4,50,008		—
Income Tax on Proposed Dividend			57,658		—
Profit Carried Forward			32,88,080		22,34,992
			37,95,746		22,34,992
Basic and Diluted Earnings Per Share (Rs.)	17		3.47		0.32
Notes to the Accounts	18				
Significant Accounting Policies	19				

The Schedules referred to above form an integral part of the Profit and Loss Account.

This is the Profit and Loss Account referred to in our Report of even date.

Kaushik Dutta
Partner
For and on behalf of
Lovelock & Lewes
Chartered Accountants
New Delhi, 1st May, 2003

On behalf of the Board

S. C. Sekhar *Director*
M. Riaz Ahmed *Director*

SCHEDULES TO THE ACCOUNTS
(Figures for the previous year have been rearranged to conform with the revised presentation)

	As at 31st March, 2003 (Rs.)	As at 31st March, 2002 (Rs.)
1. CAPITAL		
Authorised		
20,00,000 Equity Shares of Rs. 10/- each	2,00,00,000	2,00,00,000
Issued, Subscribed and Paid-up		
*4,50,008 Equity Shares of Rs. 10/- each	45,00,080	45,00,080
	45,00,080	45,00,080

* Includes
- 4,50,001 Equity Shares of Rs. 10/- each fully paid-up held by the Holding Company, ITC Hotels Limited

	As at 31st March, 2003 (Rs.)	(Rs.)	As at 31st March, 2002 (Rs.)	(Rs.)
2. RESERVES AND SURPLUS				
Capital Reserve		30,00,000		30,00,000
General Reserve		15,341		15,341
Profit and Loss Account				
At the commencement of the year	22,34,992		24,16,026	
Less : Deferred Tax Liability on initial adoption	—		3,23,357	
	22,34,992		20,92,669	
Add : From Profit and Loss Account	10,53,088	32,88,080	1,42,323	22,34,992
		63,03,421		52,50,333
3. SECURED LOANS				
Loans and Advances from Banks				
Term Loan*		1,49,818		2,61,950
Others — Overdraft**		—		16,35,740
		1,49,818		18,97,690

* Secured by hypothecation of the vehicle - Repayable within one year Rs. 1,28,415/- (Previous Year Rs. 1,20,900/-)
** Secured by way of pledge of Fixed Deposit (repayable within one year)

4. FIXED ASSETS

Particulars	Original Cost as at 1.4.2002 (Rs.)	Additions during the year (Rs.)	Withdrawals during the year (Rs.)	Original Cost as at 31.03.2003 (Rs.)	Depreciation for the year (Rs.)	Depreciation on Withdrawals (Rs.)	Depreciation upto 31.03.2003 (Rs.)	Net Block as at 31.03.2003 (Rs.)
Plant and Machinery	9,03,339	5,886	1,45,446	7,63,779	35,024	64,523	2,08,102	5,55,677
Computers	17,34,664	2,69,992	32,150	19,72,506	1,24,617	20,848	14,78,430	4,94,076
Furniture and Fixtures	11,01,806	—	3,39,853	7,61,953	46,793	85,883	2,91,877	4,70,076
Motor Vehicle*	4,91,843	—	—	4,91,843	46,725	—	84,833	4,07,010
Total	42,31,652	2,75,878	5,17,449	39,90,081	2,53,159	1,71,254	20,63,242	19,26,839
Previous Year	42,68,751	5,87,137	6,24,236	42,31,652	4,46,668	1,06,416	19,81,337	22,50,315

* Hypothecated with bank against Term Loan.

SCHEDULES TO THE ACCOUNTS (Contd.)

	As at 31st March, 2003 (Rs.)	As at 31st March, 2002 (Rs.)
5. SUNDRY DEBTORS		
Over 6 months old		
Good and Unsecured	23,97,652	8,33,248
Other Debts		
Good and Unsecured	48,41,632	56,19,338
	72,39,284	64,52,586
6. CASH AND BANK BALANCES		
With Scheduled Banks		
On Current Accounts etc.	4,75,052	3,18,444
On Deposit Accounts*	30,00,000	30,00,000
Cash and Cheques on hand	29,454	3,42,341
	35,04,506	36,60,785
*Pledged with Bank as security for loan.		
7. OTHER CURRENT ASSETS		
Good and Unsecured		
Deposits with Government, Public Bodies and Others	2,03,000	75,000
Interest Accrued on Deposit	6,39,776	3,58,783
	8,42,776	4,33,783
8. LOANS AND ADVANCES		
Good and Unsecured		
Loans to Others	2,00,000	2,00,000
Advances recoverable in cash or in kind or for value to be received	2,96,858	95,009
Advances with Government and Public Bodies *	12,54,420	14,89,774
	17,51,278	17,84,783
* Represents advance payment of Income Tax net of provisions of Rs. 13,77,369/- (Previous Year – Rs. 11,37,113/-)		
9. LIABILITIES		
Sundry Creditors	35,22,319	25,99,603
	35,22,319	25,99,603
10. PROVISIONS		
Provision for Retirement Benefits	1,08,663	99,837
Proposed Dividend	4,50,008	—
Income Tax on Proposed Dividend	57,658	—
	6,16,329	99,837
11. DEFERRED TAX LIABILITY (NET)		
Deferred Tax Liability		
Depreciation — Timing Difference	2,20,332	2,81,759
Less :		
Deferred Tax Assets		
Preliminary Expenses & U/s 43 B Payments	47,616	47,050
Net Deferred Tax Liability	1,72,716	2,34,709
12. MISCELLANEOUS EXPENDITURE		
(To the extent not written off or adjusted)		
Preliminary Expenses	—	44,198
Less : Written off during the year	—	44,198
	—	—

	For the year ended 31st March, 2003 (Rs.)	For the year ended 31st March, 2002 (Rs.)
13. NET INCOME FROM OPERATIONS		
Management Consultancy and Other Services*	1,45,95,946	1,14,33,292
	1,45,95,946	1,14,33,292
* The Income from Management Consultancy and Other Services is stated gross, the amount of Income Tax deducted thereon is Rs. 6,92,396/- (Previous Year - Rs. 5,52,784/-)		
14. OTHER INCOME		
Interest on Deposits**	3,55,688	3,28,091
Interest - Others	44,320	—
	4,00,008	3,28,091
** The Income from Interest on Deposits is stated gross, the amount of Income Tax deducted thereon is Rs. 74,695/- (Previous Year - Rs. 66,930/-)		

	For the year ended 31st March, 2003 (Rs.)	(Rs.)	For the year ended 31st March, 2002 (Rs.)	(Rs.)
15. OPERATING AND ADMINISTRATIVE EXPENSES				
Salaries, Wages and Bonus	55,04,091		48,45,643	
Contribution to Provident and Other Funds	3,20,425		2,75,030	
Workmen and Staff Welfare Expenses	4,94,155		4,80,748	
Reimbursement of remuneration to persons on deputation	38,63,598		31,94,264	
	1,01,82,269		87,95,685	
Less : Recoveries	36,12,663	65,69,606	25,97,907	61,97,778
Consumption of Stores and Supplies		1,72,474		1,24,683
Power and Fuel		3,58,089		4,56,847
Rent		7,72,916		2,83,333
Insurance		1,51,128		33,742
Repairs - Others		7,97,307		2,09,036
Advertising/Sales Promotion		5,21,580		4,85,485
Doubtful and Bad Debts		—		3,37,982
Travelling and Conveyance		9,41,079		13,92,570
Legal Expenses		62,000		93,500
Postage, Telephones, Telex etc.		8,99,417		7,94,215
Bank Charges		38,416		20,833
Interest etc. Paid				
- Term Loan	30,248		30,601	
- Others	1,24,265	1,54,513	2,17,647	2,48,248
Technical and Consultancy Fees		2,40,482		63,200
Miscellaneous Expenses		1,64,961		1,85,457
Fixed Assets Discarded - Net		3,46,195		1,17,820
Preliminary Expenses Written off		—		44,198
		1,21,90,163		1,10,88,927
Miscellaneous Expenses Include :				
Auditors' Remuneration and Expenses :				
- Audit Fees		40,000		30,000
- Fees for Other Services		20,000		21,000
- Reimbursement of Expenses		10,000		6,050
		70,000		57,050
16. PROVISION FOR TAXATION				
Income Tax on :				
– Current Year's Profits		10,00,000		1,72,113
Add : Provisions related to earlier years (Net)		53,871		—
Less : Deferred Tax Credit		(61,993)		(88,648)
		9,91,878		83,465
17. EARNINGS PER SHARE				
Profit after Taxation		15,60,754		1,42,323
Weighted average number of equity shares outstanding		4,50,008		4,50,008
Basic and diluted earnings per share in rupees		3.47		0.32
(Face value - Rs. 10/- per share)				

18. NOTES TO THE ACCOUNTS

(i) Managing Director's Remuneration

	Current Year (Rs.)	Previous Year* (Rs.)
— Salaries	—	1,62,000
— Other Perquisites	—	1,28,340
— Contribution to Provident and Other Funds	—	35,000
	—	3,25,340

* (for the period 01.04.2001 to 31.05.2001)

(ii) Expenditure in Foreign Currency (On Payment Basis) : Advertising, Marketing and Publicity Rs. NIL (Previous year Rs. 3,807/-).

(iii) Retirement Benefits in respect of Gratuity Fund is provided for based upon LIC's Actuarial Valuation as at the Balance Sheet date.

(iv) The outstanding liabilities as at the close of the year do not include any amounts due to any small scale industrial undertaking as defined under Section 3(j) of the Industries (Development & Regulation) Act, 1951.

SCHEDULES TO THE ACCOUNTS (Contd.)

NOTES TO THE ACCOUNTS (Contd.)

(v) The Company's significant leasing arrangements are in respect of operating leases for premises (residential, office etc.). These leasing arrangements which are not non-cancellable range between 11 months and 3 years generally, or longer, and are usually renewable by mutual consent on mutually agreeable terms. The aggregate lease rentals payable are charged as Rent under Schedule 15.

(vi) The Company operates in one operating segment i.e., Hoteliering and within one geographical segment i.e., India.

(vii) Previous Year's figures have been regrouped/rearranged wherever necessary.

19. SIGNIFICANT ACCOUNTING POLICIES

(i) BASIS OF PREPARATION OF FINANCIAL STATEMENTS

To prepare financial statements in accordance with the historical cost convention, generally accepted accounting principles in India and relevant presentational requirements of the Companies Act, 1956.

(ii) TURNOVER

To state Gross Income from Operations, which represents invoiced value of services rendered, inclusive of all applicable taxes.

(iii) FIXED ASSETS

To state Fixed Assets at cost of acquisition inclusive of inward freight, duties and taxes and incidental expenses related to acquisition.

(iv) DEPRECIATION

To calculate depreciation on Fixed Assets in a manner that amortises the cost of the assets after commissioning, over their estimated useful lives or lives based on the rates specified in Schedule XIV to the Companies Act, 1956, whichever is lower, by equal annual installments.

(v) RETIREMENT BENEFITS

To make regular contributions to the Provident Fund, Pension Fund and Gratuity Fund which are charged against revenue. The contributions in respect of Gratuity Fund are made to LIC based on actuarial valuation by the LIC and the Provident Fund and Family Pension Fund contributions are statutorily deposited with the Government.

(vi) PROPOSED DIVIDEND

To provide for Dividend as proposed by the Directors in the books of account, pending approval at the Annual General Meeting.

(vii) FOREIGN CURRENCY TRANSLATIONS

To record transactions in foreign currencies at the exchange rates prevailing on the date of the transaction. Gains/Losses arising out of fluctuations in the exchange rates are recognised in profit & loss in the period in which they arise. Liability/Receivables on account of foreign currency are converted at the exchange rates prevailing as at the end of the year.

(viii) BORROWING COSTS

To capitalise the borrowing costs that are directly attributable to the acquisition or construction of that capital asset. Other borrowing costs are recognised as an expense in the period in which they are incurred.

(ix) TAXES ON INCOME

To provide and determine Current tax as the amount of tax payable in respect of taxable income for the period.

To provide and recognise Deferred tax on timing differences between taxable income and accounting income subject to consideration of prudence.

Not to recognise Deferred tax assets on unabsorbed depreciation and carry forward of losses unless there is virtual certainty that there will be sufficient future taxable income available to realise such assets.

(x) FINANCIAL AND MANAGEMENT INFORMATION SYSTEMS

To practice an integrated Accounting System which unifies both Financial Books and Costing Records. The books of account and other records have been designed to ensure compliance of the relevant provisions of the Companies Act, 1956 on the one hand, and meet the internal requirements of information and systems for Planning, Review and Internal Control (designed and based on "Uniform System of Accounts for Hotels"), on the other.

On behalf of the Board

New Delhi, 1st May, 2003

S C Sekhar *Director*
M. Riaz Ahmed *Director*

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE
(As per Schedule VI, Part IV of the Companies Act, 1956)

I. Registration Details

Registration No.	99973
State Code	55
Balance Sheet Date (Date / Month / Year)	31 / 03 / 2003

II. Capital raised during the year (Amount in Rs. Thousands)

Public Issue	Rights Issue
N.A.	N.A.
Bonus Issue	**Private Placement**
N.A.	N.A.

III. Position of Mobilisation and Deployment of Funds (Amount in Rs. Thousands)

Total Liabilities	Total Assets
15265	15265

Sources of Funds

Paid-up Capital	Reserves & Surplus
4500	6303
Secured Loans	**Unsecured Loans**
150	N.A.

Application of Funds

Net Fixed Assets	Investments
1927	N.A.
Net Current Assets	**Misc. Expenditure**
9199	-
Deferred Tax Liability - Net	**Accumulated Losses**
-173	N.A.

IV. Performance of Company (Amount in Rs. Thousands)

Turnover **	Total Expenditure
14996	12443

** Includes Other Income

+ – Profit/Loss before Tax	+ – Profit/Loss after Tax
✓ 2553	✓ 1561

(Please tick appropriate box + for profit – for loss)

Earnings per Share in Rs.	Dividend Rate %
3.47	10

V. Generic Names of Three Principal Products / Services of Company (as per monetary terms)

Item Code No.	*** N.A.
Product Description	HOTELS

*** No item code has been assigned to 'Hotels' under the Indian Trade Classification.

REPORT OF THE DIRECTORS FOR THE FINANCIAL YEAR ENDED 31ST MARCH, 2003

Your Directors submit their Report and Accounts for the financial year ended 31st March, 2003.

Performance

During the year 2002-03, your Company earned a Licence Fee of Rs. 36.73 lacs (previous year - Rs. 32.63 lacs) and a net profit of Rs. 19.50 lacs (previous year - Rs. 65.91 lacs) after providing for income tax of Rs. 12.18 lacs (previous year - Rs. 4.82 lacs). During the year under review, your Company also wiped out the balance of accumulated loss amounting to Rs. 18.54 lacs.

Your Company's hotel, viz., Fortune Resort Bay Island recorded a turnover of Rs. 248.72 lacs (previous year - Rs. 221.34 lacs) and profit before tax of Rs. 37.24 lacs (previous year - Rs. 18.21 lacs).

Conservation of Energy

Considering the fact that the hotel is under an operating licence with ITC Hotels Limited, no comment is made on conservation of energy. However, the hotel continues to focus on energy conservation, safety and environment.

Foreign Exchange Earning and Outflow

There has been no foreign exchange income or outflow during the year.

Directors

In accordance with the provisions of Article 143 of the Articles of Association of the Company, Mr. C. M. Jadwet and Mr. Nakul Anand will retire by rotation at the forthcoming Annual General Meeting and being eligible, offer themselves for re-appointment.

Particulars of Employees

None of the employees fall under the purview of the provisions of Section 217(2A) of the Companies Act, 1956, read with Companies (Particulars of Employees) Rules, 1975.

Compliance Certificate under Companies Act, 1956

A certificate issued by M/s. S. R. Sundaram & Associates, Company Secretaries, in terms of the provisions of Section 383A of the Companies Act, 1956, to the effect that the Company has complied with the applicable provisions of the said Act is attached to this Report.

Auditors

The Auditors of your Company M/s. S. B. Dandekar & Co., Chartered Accountants, retire at the conclusion of the forthcoming Annual General Meeting and being eligible, offer themselves for re-appointment.

Responsibility Statement

In terms of Section 217(2AA) of the Companies Act, 1956, your Directors state that :

a) in the preparation of annual accounts under review the applicable accounting standards had been followed. b) appropriate accounting policies were selected and applied consistently and reasonable and prudent judgements and estimates were made so as to give a true and fair view of the state of affairs of the Company at the end of the financial year under review and of the profit or loss of the Company for that period. c) proper and sufficient care was taken for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities. d) the annual accounts are prepared on a going concern basis. The required disclosures and the significant accounting policies followed are appearing in Schedules 12 and 13 respectively, to the annual accounts.

On behalf of the Board

New Delhi, 29th April, 2003

Nakul Anand *Director*
M. Riaz Ahmed *Director*

COMPLIANCE CERTIFICATE

Regn. No. of the Company : 55-105131
Nominal Capital : Rs. 120,00,000/-

The Members
M/s. Bay Islands Hotels Limited
25, Community Centre
Basant Lok, Vasant Vihar
New Delhi - 110 057

We have examined the registers, records, books and papers of M/s. Bay Islands Hotels Limited (the Company) as required to be maintained under the Companies Act, 1956, (the Act) and the Rules made thereunder and also the provisions contained in the Memorandum and Articles of Association of the Company for the financial year ended 31st March, 2003. In our opinion and to the best of our information and according to the examination carried out by us and explanations furnished to us by the Company, its officers and agents, we certify that in respect of the period :-

1. The Company has kept and maintained all registers, as stated in Annexure 'A' to this certificate, as per the provisions of the Act and the Rules made thereunder and all entries therein have been duly recorded.
2. The Company has duly filed the forms and returns as stated in Annexure 'B' to this certificate, with the Registrar of Companies within the time prescribed under the Act and the Rules made thereunder.
3. The Company, being a public limited company, comments are not required.
4. The Board of Directors of the Company met four times respectively on 26th April, 2002, 27th August, 2002, 1st November, 2002 and 28th March, 2003. In respect of such meetings proper notices were given and the proceedings were properly recorded and signed in the Minutes Book maintained for the purpose.
5. The Company has not closed the Register of its Members during the financial year.
6. The Annual General Meeting of the Company for the financial year ended on the 31st March, 2002 was held on the 26th August, 2002 after giving due notice to the Members of the Company and the resolutions passed thereat were duly recorded in the Minutes book maintained for the purpose.
7. No Extraordinary General Meeting was held during the financial year.
8. The Company has not advanced any loan to its Directors and/or persons or firms or companies referred to in Section 295 of the Act.
9. The Company has not entered into any contracts falling within the purview of Section 297 of the Act.
10. The Company is maintaining the register under Section 301 of the Act, however there were no contracts to be entered therein during the financial year.
11. As there were no instances falling within the purview of Section 314 of the Act, the Company has not obtained any approvals from the Board of Directors, Members or Central Government.
12. The Company has not issued any duplicate share certificates during the financial year.
13. (i) There was no allotment / transfer / transmission of securities during the financial year.
    (ii) The Company has not deposited any amount in a separate Bank Account as no dividend was declared during the financial year.
    (iii) The Company was not required to post warrants to any Member of the Company as no dividend was declared during the financial year.
    (iv) No amount is lying in the Books of Accounts of the Company in respect of unpaid dividend, application money due for refund, matured deposits, matured debentures and the interest accrued thereon, which have remained unclaimed or unpaid for a period of seven years, required to be transferred to the Investor Education and Protection Fund.
    (v) The Company has duly complied with the requirements of Section 217 of the Act in respect of last year.
14. The Board of Directors of the Company is duly constituted and there was no appointment of additional / alternate / casual Directors during the financial year.

15. The Company has not appointed any Managing Director / Wholetime Director / Manager during the financial year.
16. The Company has not appointed any sole selling agent during the financial year.
17. The Company was not required to obtain any approval of the Central Government, Company Law Board, Regional Director, Registrar and / or such authorities prescribed under the various provisions of the Act during the financial year.
18. The Directors have disclosed their interest in other firms/companies to the Board of Directors pursuant to the provisions of the Act and the Rules made thereunder.
19. The Company has not issued any shares, debentures or other securities during the financial year.
20. The Company has not bought back any shares during the financial year.
21. There was no redemption of preference shares or debentures during the financial year.
22. There was no transaction necessitating the Company to keep in abeyance the rights to dividend, rights shares and bonus shares pending registration of transfer of shares.
23. The Company has not invited / accepted any deposits including any unsecured loans falling within the purview of Section 58A during the financial year.
24. The Company has not made any borrowings during the financial year ended 31st March, 2003.
25. The Company has not made any loans or advances or given guarantees or provided securities to other bodies corporate and consequently no entries have been made in the register kept for the purpose.
26. The Company has not altered the provisions of the Memorandum with respect to situation of the Company's registered office from one State to another during the year under scrutiny.
27. The Company has not altered the provisions of the Memorandum with respect to the objects of the Company during the year under scrutiny.
28. The Company has not altered the provisions of the Memorandum with respect to the name of the Company during the year under scrutiny.
29. The Company has not altered the provisions of the Memorandum with respect to share capital of the Company during the year under scrutiny.
30. The Company has not altered its Articles of Association during the financial year.
31. There was/were no prosecution initiated against or show cause notices received by the Company and no fines or penalties or any other punishment was imposed on the Company during the financial year, for offences under the Act.
32. The Company has not received any money as security from its employees during the financial year.
33. The Company has not constituted Provident Fund for its employees and as such, Section 418 of the Act is not applicable to the Company.

For S. R. Sundaram & Associates

S. Ramasundaram
Proprietor
C.P. No. 2530

New Delhi, 28th April, 2003

ANNEXURE - 'A'

Registers as maintained by M/s. Bay Islands Hotels Limited

Statutory Registers

1. Register of Members under Section 150
2. Minutes Book of Board Meetings
3. Minutes Book of General Meetings
4. Books of Account under Section 209
5. Register of particulars of contracts in which Directors are interested under Section 301
6. Register of Directors under Section 303
7. Register of Directors' Shareholding under Section 307

ANNEXURE - 'B'

Forms and Returns as filed by the Company with the Registrar of Companies during the financial year ended 31st March, 2003

1. Balance Sheet under Section 220 of the Act for the financial year ended 31/3/2002 filed on 24/9/2002, within the prescribed time.
2. Compliance Certificate under Section 383A of the Act, filed on 24/9/2002, within the prescribed time.
3. Annual Return under Section 159 of the Companies Act, 1956, for the AGM held on 26/8/2002 filed on 23/10/2002 within the prescribed time.

For S.R. Sundaram & Associates

S. Ramasundaram
Proprietor
C.P. No. 2530

New Delhi, 28th April, 2003

REPORT OF THE AUDITORS TO THE MEMBERS

We have examined the attached Balance Sheet of Bay Islands Hotels Limited as at 31st March, 2003 and the annexed Profit and Loss Account for the year ended on that date which are in agreement with the books of accounts.

1. Based on the representation made by all the Directors of the Company and information and explanations as made available, the Directors of the Company do not prima facie have any disqualification as referred to in clause (g) of sub-section (1) to Section 274 of the Companies Act, 1956.
2. In our opinion and to the best of our information and according to the explanations given to us, the Balance Sheet and the Profit and Loss Account together with the notes thereon/attached thereto give, in the prescribed manner, the information required by the Companies Act, 1956 and also give respectively, a true and fair view of the state of the Company's affairs as at 31st March, 2003 and its profit for the year ended on that date.
3. We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for our audit. In our opinion proper books of account have been kept as required by law so far as appears from our examination of the books. In our opinion these accounts have been prepared in compliance with the applicable accounting standards referred to in Section 211 (3C) of the Companies Act, 1956.
4. As required by the Manufacturing and other Companies (Auditor's Report) Order, 1988 and on the basis of such examination of the books and records of the Company as we considered appropriate, and the information and explanations given to us during the course of our audit, we report that, in our opinion :
   i. As per the information and explanations given to us and also taking into consideration the nature of the Company's activities, items (iii), (iv), (v), (vi), (xi), (xii), (xiv) and (xvi) of clause A of paragraph 4 of Order are not applicable to the Company.
   ii. The Company has maintained proper records to show full particulars, including quantitative details and situation of its Fixed Assets. The Fixed Assets of the Company have been physically verified by the management at reasonable intervals during the year and no

material discrepancies between book records and physical inventory have been noticed on such verification.

iii. The Company has not revalued any of its Fixed Assets during the year.

iv. The Company has not taken loans from companies, firms or other parties as listed in the register maintained under Section 301 of the Companies Act, 1956. In terms of sub-section (6) of Section 370 of the Companies Act, 1956, provisions of Section 370 are not applicable to a Company on and after the commencement of the Companies (Amendment) Act, 1999.

v. The Company has not granted any loans, secured or unsecured, to companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956. In terms of sub-section (6) of Section 370 of the Companies Act, 1956, provisions of Section 370 are not applicable to a Company on and after the commencement of the Companies (Amendment) Act, 1999.

vi. The Company has not granted any loans or advances in the nature of loans.

vii. In our opinion the Company has adequate internal control procedure commensurate with the size of the Company and nature of its business.

viii. The Company has not accepted any deposits from the public.

ix. As required under item no. (xv) of the said Order, since the Company has Paid-up Capital less than Rs. 25,00,000/-, internal audit system is not necessary.

x. The Company has deposited Provident Fund dues regularly through the licensee, M/s. ITC Hotels Limited.

xi. There are no disputed amounts in respect of Income Tax, Sales Tax, Customs Duty and Excise Duty and no outstanding of such amounts as at 31st March, 2003 for a period of more than six months from the date they became payable.

xii. No personal expenses have been charged to Profit and Loss Account.

xiii. The Company is not a Sick Industrial Company within the meaning of clause (o) of sub-section (1) of Section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985.

xiv. In relation to service activities of the Company :

a) Items (ii) and (iii) of clause B of paragraph 4 are not applicable.

b) There exists reasonable internal control system commensurate with the size of the Company and nature of its business.

For and on behalf of
S. B. Dandekar & Company

V. Venkatesan
Chartered Accountant

Port Blair, 29th April, 2003

BALANCE SHEET AS AT 31ST MARCH, 2003

	Schedule	(Rs.)	As at 31st March, 2003 (Rs.)	(Rs.)	As at 31st March, 2002 (Rs.)
I. SOURCES OF FUNDS					
Shareholders' Funds					
(a) Capital	1	11,87,500		11,87,500	
(b) Reserves & Surplus	2	7,46,01,870	7,57,89,370	7,53,31,405	7,65,18,905
Total			7,57,89,370		7,65,18,905
II. APPLICATION OF FUNDS					
1. Fixed Assets	3				
(a) Gross Block		10,38,66,052		10,38,71,227	
(b) Less : Depreciation		2,21,25,834		2,09,50,189	
(c) Net Block			8,17,40,218		8,29,21,038
2. Current Assets, Loans & Advances					
Cash and Bank Balances	4	12,666		393	
		12,666		393	
Less :					
Current Liabilities and Provisions					
(a) Liabilities	5	80,67,384		1,09,90,791	
(b) Provisions	6	7,230		3,44,729	
		80,74,614		1,13,35,520	
Net Current Assets			(80,61,948)		(1,13,35,127)
3. Deferred Tax Asset (Net)	7		21,11,100		30,79,461
4. Profit & Loss Account			—		18,53,533
Total			7,57,89,370		7,65,18,905
Notes to the Accounts	12				
Significant Accounting Policies	13				

The Schedules referred to above form an integral part of the Balance Sheet.

This is the Balance Sheet referred to in our Report of even date.

For and on behalf of
S. B. Dandekar & Company
V. Venkatesan
Chartered Accountant
Port Blair, 29th April, 2003

On behalf of the Board
Nakul Anand *Director*
M. Riaz Ahmed *Director*
New Delhi, 28th April, 2003

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2003

	Schedule	For the year ended 31st March, 2003 (Rs.)	For the year ended 31st March, 2002 (Rs.)
I. INCOME			
Operating Licence Fee		36,72,789	32,20,235
Other Income	8	—	42,300
		36,72,789	32,62,535
II. EXPENDITURE			
Operating and Administrative Expenses	9	1,50,374	1,91,429
Depreciation		3,54,525	(40,01,741)
		5,04,899	(38,10,312)
III. PROFIT/(LOSS)			
Profit Before Taxation		31,67,890	70,72,847
Provision for Taxation	10	12,17,832	4,82,073
Profit After Taxation		19,50,058	65,90,774
Loss Brought Forward from Previous Year		(18,53,533)	(84,44,307)
Profit/(Loss) Carried Forward to Balance Sheet		96,525	(18,53,533)
Basic and Diluted Earnings Per Share (Rs.)	11	164.22	555.01
Notes to the Accounts	12		
Significant Accounting Policies	13		

The Schedules referred to above form an integral part of the Profit & Loss Account.

This is the Profit & Loss Account referred to in our Report of even date.

For and on behalf of
S. B. Dandekar & Company
V. Venkatesan
Chartered Accountant
Port Blair, 29th April, 2003

On behalf of the Board
Nakul Anand *Director*
M. Riaz Ahmed *Director*
New Delhi, 28th April, 2003

SCHEDULES TO THE ACCOUNTS

(Figures for the previous year have been rearranged to conform with the revised presentation)

	As at 31st March, 2003 (Rs.)	As at 31st March, 2002 (Rs.)
1. CAPITAL		
Authorised		
90,000 Equity Shares of Rs. 100/- each	90,00,000	90,00,000
30,000 - 13.5% Redeemable Cumulative Preference Shares of Rs. 100/- each	30,00,000	30,00,000
	1,20,00,000	1,20,00,000
Issued, Subscribed & Paid-up		
11,875 Equity Shares of Rs.100/- each fully paid-up	11,87,500	11,87,500
	11,87,500	11,87,500
The above shares are held by the Holding Company - ITC Hotels Limited		

	As at 31st March, 2003 (Rs.)	(Rs.)	As at 31st March, 2002 (Rs.)	(Rs.)
2. RESERVES & SURPLUS				
Revaluation Reserve				
At the commencement of the year	7,09,93,306		7,90,93,188	
Less : Depreciation	8,26,060	7,01,67,246	80,99,882	7,09,93,306
Subsidy Reserve				
At the commencement of the year	43,38,099		13,40,460	
Add : Deferred Tax on initial adoption	—	43,38,099	29,97,639	43,38,099
Balance in Profit & Loss Account		96,525		—
		7,46,01,870		7,53,31,405

3. FIXED ASSETS

Particulars	Original Cost as at 01.04.2002 (Rs.)	Additions during the year (Rs.)	Withdrawals during the year (Rs.)	Original Cost as at 31.03.2003 (Rs.)	Depreciation upto 31.03.2002 (Rs.)	Depreciation for the year (Rs.)	Depreciation on withdrawals (Rs.)	Depreciation upto 31.03.2003 (Rs.)	Net Block as at 31.03.2003 (Rs.)
1. Land	5,70,00,000	—	—	5,70,00,000	—	—	—	—	5,70,00,000
2. Building	3,89,89,750	—	—	3,89,89,750	1,35,03,763	10,81,283	—	1,45,85,046	2,44,04,704
3. Plant & Machinery	74,68,983	—	—	74,68,983	70,35,014	98,455	—	71,33,469	3,35,514
4. Furniture & Fittings	4,07,319	—	—	4,07,319	4,06,472	847	—	4,07,319	—
5. Motor Vehicles	5,175	—	5,175	—	4,940	—	4,940	—	—
Total	10,38,71,227	—	5,175	10,38,66,052	2,09,50,189	11,80,585	4,940	2,21,25,834	8,17,40,218
Previous Year	10,41,43,727	—	2,72,500	10,38,71,227	1,71,24,548	40,98,141	2,72,500	2,09,50,189	8,29,21,038

SCHEDULES TO THE ACCOUNTS (Contd.)

	As at 31st March, 2003 (Rs.)	As at 31st March, 2002 (Rs.)
4. CASH AND BANK BALANCES		
With Scheduled Banks on Current Accounts	12,666	393
	12,666	393
5. LIABILITIES		
Sundry Creditors		
Total outstanding dues to small scale industrial undertakings	—	—
Total outstanding dues to creditors other than small scale industrial undertakings***	80,67,384	1,09,90,791
	80,67,384	1,09,90,791
*** Includes payable to Holding Company Rs. 80,61,384/- (Previous Year - Rs. 1,09,84,791/-)		
6. PROVISIONS		
Income Tax (Net of Advance Payment)	7,230	3,44,729
	7,230	3,44,729
7. DEFERRED TAX ASSET (NET)		
Deferred Tax Assets		
Unabsorbed Depreciation/Losses	19,26,583	30,94,202
MAT Credits	4,78,003	6,72,257
	24,04,586	37,66,459
Less :		
Deferred Tax Liability		
Depreciation - Timing Difference	2,93,486	6,86,998
	2,93,486	6,86,998
Net Deferred Tax Asset	21,11,100	30,79,461

	For the year ended 31st March, 2003 (Rs.)	For the year ended 31st March, 2002 (Rs.)
8. OTHER INCOME		
Profit/(Loss) on Sale of Fixed Assets	—	42,300
	—	42,300
9. OPERATING AND ADMINISTRATIVE EXPENSES		
Salaries, Wages and Bonus	1,11,660	92,067
Consumption of Stores and Spare Parts	12,000	6,000
Travelling and Conveyance	12,000	81,312
Bank Charges	1,293	1,300
Miscellaneous Expenses	13,186	10,750
Fixed Asset Discarded	235	—
	1,50,374	1,91,429
Miscellaneous Expenses includes Audit Fees	6,000	6,000
10. PROVISION FOR TAXATION		
Income Tax on :		
Minimum Alternate Tax on Current Year's Profits	2,49,471	5,63,895
Add : Deferred Tax Expense/(Credit)	9,68,361	(81,822)
	12,17,832	4,82,073
11. EARNINGS PER SHARE		
Profit/(loss) after Taxation	19,50,058	65,90,774
Weighted average number of equity shares outstanding	11,875	11,875
Basic and diluted earnings per share in rupees (face value - Rs. 100/- per share)	164.22	555.01

12. NOTES TO THE ACCOUNTS

1. The Hotel operations are under an Operating Licence Agreement with ITC Hotels Limited.
2. The Land and Building were revalued as on 31st March, 1999 at Rs. 5,70,00,000/- and Rs. 3,89,89,750/- respectively, by an approved valuer and accordingly the gross block reflects the revised values in respect of these assets, in the books of accounts.
3. In view of the Company's past financial performance and the future profit projections, the Company expects to fully recover the deferred tax assets.
4. Previous year's figures have been regrouped/rearranged wherever necessary.

13. SIGNIFICANT ACCOUNTING POLICIES

1. BASIS OF PREPARATION OF FINANCIAL STATEMENTS

To prepare financial statements in accordance with the historical cost convention, generally accepted accounting principles in India and relevant presentational requirements of the Companies Act, 1956.

2. FIXED ASSETS

To state Fixed Assets at cost of acquisition inclusive of inward freight, duties and taxes and incidental expenses related to acquisition.

3. DEPRECIATION

To calculate depreciation on Fixed Assets in a manner that amortises the cost of the assets after commissioning, over their estimated useful lives or lives based on the rates specified in Schedule XIV to the Companies Act, 1956, whichever is lower, by equal annual installments.

4. REVALUATION OF ASSETS

To review the original book value of Fixed Assets, from time to time, and revalue such of those Fixed Assets as have appreciated in value significantly, in order to relate them more closely to current replacement values, to adjust the provision for depreciation on such revalued Fixed Assets, where applicable, in order to make allowance for consequent additional diminution in value on considerations of age, condition and unexpired useful life of such Fixed Assets; to transfer to Revaluation Reserve the difference between the written up value of the Fixed Assets revalued and depreciation adjustment and to charge Revaluation Reserve Account with depreciation on that portion of the value which is written up.

5. REVENUE RECOGNITION

Income from operating licence fees is booked on accrual basis in accordance with the provisions of operating licence agreement/arrangements with the licencee, viz., ITC Hotels Limited.

6. TAXES ON INCOME

To provide and determine current tax as the amount of tax payable in respect of taxable income for the period.

To provide and recognise deferred tax on timing differences between taxable income and accounting income subject to consideration of prudence.

Not to recognise deferred tax assets on unabsorbed depreciation and carry forward of losses unless there is virtual certainty that there will be sufficient future taxable income available to realise such assets.

On behalf of the Board

New Delhi, 28th April, 2003

Nakul Anand *Director*
M. Riaz Ahmed *Director*

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE
(As per Schedule VI, Part IV of the Companies Act, 1956)

I. Registration Details

Registration No. 1 0 5 1 3 1 State Code 5 5

Balance Sheet Date 3 1 (Date) 0 3 (Month) 2 0 0 3 (Year)

II. Capital raised during the year (Amount in Rs. Thousands)

Public Issue	Rights Issue
N.A.	N.A.
Bonus Issue	**Private Placement**
N.A.	N.A.

III. Position of Mobilisation and Deployment of Funds (Amount in Rs. Thousands)

Total Liabilities	Total Assets
83864	83864

Sources of Funds

Paid-up Capital	Reserves & Surplus
1187	74602
Secured Loans	**Unsecured Loans**
N.A.	N.A.

Application of Funds

Net Fixed Assets	Investments
81740	N.A.
Net Current Assets	**Misc. Expenditure**
–8062	N.A.
Deferred Tax Asset - Net	**Accumulated Losses**
2111	N.A.

IV. Performance of Company (Amount in Rs. Thousands)

Turnover **	Total Expenditure
3673	505

** Includes Other Income

+	–	Profit/Loss before Tax	+	–	Profit/Loss after Tax
✓		3168	✓		1950

(Please tick appropriate box + for profit – for loss

Earnings per Share in Rs.	Dividend Rate %
164.22	N.A.

V. Generic Names of Three Principal Products / Services of Company (as per monetary terms)

Item Code No. *** N.A.

Product Description HOTELS

*** No item code has been assigned to 'Hotels' under the Indian Trade Classification.

REPORT OF THE DIRECTORS FOR THE FINANCIAL YEAR ENDED 31ST MARCH, 2003

Your Directors submit their Report for the Financial Year ended 31st March, 2003.

FINANCIAL RESULTS	(Rs. in lakhs)	
Year ended March 31,	**2003**	2002
Total Revenue	**4896.99**	2114.99
Total Expenditure	**5392.64**	3522.11
Operating profit (PBIDT)	**(495.65)**	(1407.12)
Depreciation	**300.33**	205.31
Profit / (Loss) before tax	**(795.99)**	(1612.43)
Provision for tax	—	—
Profit / (Loss) after tax	**(795.99)**	(1612.43)
Profit / (Loss) brought forward	**(1616.31)**	(3.88)
Balance carried to Balance Sheet	**(2412.30)**	(1616.31)

BUSINESS REVIEW

Cost pressures arising from depressed economic conditions in the US and Western Europe resulted in corporations shrinking their IT spends. With a view to maximising utilisation of IT assets, corporate IT outlays in the US and UK were largely directed towards integrating existing business systems as opposed to developing bespoke solutions. Consequently companies in the US and UK demanded IT Services (ITS) primarily related to solutions enabling (a) data driven decisions (b) enterprise wide information and knowledge sharing and (c) improved customer communication. In line with market dynamics, your Company focused on these segments ensuring a fit between its competence inventory and market requirements through re-training and recruitment, where necessary.

For the year under review, revenues grew 132 % over the previous year. Investments in business development in the US and European markets, made over a period of time, have now begun to yield results. Your Company added significant new names to its customer base, thereby acquiring business depth and diversifying market risk. This, together with the substantial improvement in resource utilization led to reduction in losses by 51% over the previous year.

Margins of Indian IT companies continue to be under severe pressure due to lower billing rates and the higher costs of delivery processes and project management skills. The aggressive pricing by global IT outsourcing firms, replicating the offshore services model of Indian IT companies , is creating further pressure on margins.

Continuous improvement in resource utilisation is therefore vital for profitability. Your Company has put in place dedicated delivery and account management teams to address key accounts towards improving customer satisfaction and retention. The skill base stands strengthened through selective recruitment of specialists from the industry. Increased emphasis is being placed on the reuse of technology and business knowledge components in order to augment productivity. Your Company's quality processes were re-certified in April 2003 for ISO 9001 under the 2000 standard.

The economic slowdown in the US and Europe continues to drive ITS outsourcing, for which India has emerged as a preferred destination. Certain states in the US have mooted proposals to ban outsourcing to India. Your Company believes that such proposals are a reaction to the global economic slowdown and are not indicative of a long term trend. Some states have already reviewed the ban, auguring well for the growth of the ITS outsourcing business. Your Company supports the recommendation of the National Association of Software and Services Companies (NASSCOM) for the issue of a new type of temporary visa to software professionals going abroad on short-term assignments. The recommendation, if accepted, would ease certain constraints faced by Indian companies in rendering IT services.

The long-term future of Indian ITS sector remains bright. Comparative cost advantage, availability of well trained professionals, high quality support services and appreciably lower defects create an attractive value proposition.

However, the year ahead is likely to remain challenging as the competitive environment intensifies. Your Company continues to reinforce its skills in relationship building, its delivery processes and its knowledge capital to aggressively compete in this arena.

STRATEGIC INVESTMENTS

Comparative cost advantage has also led many IT enabled services (ITES) to be outsourced to India. ITES represents a significant growth opportunity for Indian IT companies. Your Company proposes to exploit the ITES opportunity and progressively acquire a significant presence in this sector. In line with this strategic objective, your Company is in the concluding stages of negotiations with ClientLogic Operating Corporation, USA, (CL), a leading global customer relationship management services provider, for setting up a joint venture in India. Accordingly, CLI3L e-Services Limited (CLI3L), was incorporated in Bangalore, India on 29th January, 2003 to provide India based call / contact centre and back office services. Your Company and CL have respectively subscribed to 24,999 and 25,001 equity shares of Rs 10/- each for cash at par in CLI3L. Upon signing of the Shareholders' Agreement, your Company proposes to make an initial investment of Rs 15 crores in CLI3L within an overall limit equivalent to US$ 5 million (approx. 25 crores) approved by the Members.

During the year under review your Company received the approval of the Reserve Bank of India to invest a further US$ 2.5 million in the equity share capital of ITC Infotech (USA), Inc. (I2A), a wholly owned subsidiary of your Company. Accordingly, your Company invested US$ 1.8 million in the equity share capital of I2A by subscribing to 18000 Common Shares-without par value for cash at US$ 100 each of I2A till date.

WHOLLY OWNED SUBSIDIARIES

i) **ITC INFOTECH LTD, UK**

During the year under review, despite the business sentiment remaining sluggish, ITC Infotech Ltd, UK, a wholly owned subsidiary of your Company, registered a turnover of GBP 5.23 million (Previous year- GBP 3.34 million) and a net profit of GBP 0.42 million (Previous year-net profit GBP 0.26 million). The Company declared a dividend of 49p per share for the financial year ended 31st March, 2003.

ii) **ITC INFOTECH (USA), INC.**

During the year under review, ITC Infotech (USA), Inc., a wholly owned subsidiary of your Company, registered a turnover of US$ 2.75 million (Previous year- US $ 2.07 million) and a net loss of US $ 0.36 million (Previous year - net loss US $ 1.89 million).

TALENT MANAGEMENT

A competent talent pool is the key source of competitive advantage in the IT business. Your Company continues to reinforce its comprehensive human resource management systems and processes, with particular focus on training and development. Competency mapping and capability building for knowledge leadership remain the focus areas of your Company.

OTHER INFORMATION

The particulars of Conservation of Energy, Technology absorption, Foreign Exchange earnings and outgo in terms of section 217(1)(e) are given in Annexures 'A' and 'B'. The particulars of employees in terms of Section 217 (2A) of the Companies Act, 1956 read with Companies (Particulars of Employees) Rules, 1975 as amended, is given in Annexure 'C'. The Directors' Responsibility Statement as required in terms of Section 217(2AA) is given in Annexure 'D'.

DIRECTORS

In accordance with the provisions of Section 256 of the Companies Act, 1956 and Article 143 of the Articles of Association of your Company, Mr. Anand Nayak and Mr. Biswa Behari Chatterjee will retire by rotation at the ensuing Annual General Meeting, and being eligible, offer themselves for re-election.

AUDIT COMMITTEE

The Audit Committee of your Company comprises Mr. B. B. Chatterjee (Chairman of the Committee), Mr. A. Nayak and Mr. K. Vaidyanath, all Directors of your Company. The Managing Director, the Head of Finance, the Statutory Auditors and the Internal Auditors are Permanent Invitees to the Committee. The Company Secretary serves as the Secretary of the Committee.

AUDITORS

The Auditors, Messrs. Price Waterhouse retire at the ensuing Annual General Meeting and, being eligible, offer themselves for re-appointment.

ACKNOWLEDGMENTS

Your Directors place on record their appreciation of the vital contribution made by the employees at all levels, who have demonstrated competence, hard work, co-operation and support throughout the year.

Dated : 7th May, 2003
Virginia House
37, J. L. Nehru Road
Kolkata - 700 071, India

On behalf of the Board

Anup Singh
Chairman

ANNEXURE 'A' TO THE REPORT OF DIRECTORS
FOR THE FINANCIAL YEAR ENDED 31ST MARCH, 2003

INFORMATION AS PER THE COMPANIES (DISCLOSURE OF PARTICULARS IN THE REPORT OF BOARD OF DIRECTORS) RULES, 1998

A. CONSERVATION OF ENERGY

Since the Company is engaged in software development, it is not a major consumer of energy.

B. TECHNOLOGY ABSORPTION

I. RESEARCH AND DEVELOPMENT (R&D) : Not Applicable

1. Specific areas in which R&D carried out by the Company
2. Benefits derived as a result of the above R&D
3. Future plan of action
4. Expenditure on R&D for
   (a) Capital
   (b) Recurring
   (c) Total
   (d) Total R&D expenditure as a percentage of Total Turnover

II. TECHNOLOGY ABSORPTION, ADAPTATION AND INNOVATION

1. Efforts in brief made towards technology absorption, adaptation and innovation

The Company operates in various state-of-the-art technology areas and has developed the necessary related skills.

The Technology Change Management Group of the Company continuously scans the market for new technologies, designs, systems and processes and institutes appropriate systems to ensure effective absorption and deployment of such technologies within the organisation.

2. Benefit derived as a result of the above efforts

Expansion of business in various new technology areas and productivity improvements through the use of contemporary software tools.

On behalf of the Board

Kolkata, 7th May, 2003

Anup Singh
Chairman

ANNEXURE 'B' TO THE REPORT OF DIRECTORS
FOR THE FINANCIAL YEAR ENDED 31ST MARCH, 2003

INFORMATION AS PER THE COMPANIES (DISCLOSURE OF PARTICULARS IN THE REPORT OF BOARD OF DIRECTORS) RULES, 1998

FOREIGN EXCHANGE EARNINGS AND OUTGO

(a) Activities related to exports; initiatives taken to increase exports, development of new export markets for products and services; and export plans

The Company has exported software and professional services to various countries. The Company aims to maximise its exports by maintaining constant contact with prospective customers, focussed business development and participation in international exhibitions to promote its services.

(b) Total foreign exchange used and earned

The foreign exchange earnings (FOB - realisation basis) of the Company during the year were Rs. 2275.01 lakhs (previous year Rs. 1226.62) lakhs while the outgoings were Rs. 950.29 lakhs (previous year Rs. 441.77 lakhs).

On behalf of the Board

Kolkata, 7th May, 2003

Anup Singh
Chairman

ANNEXURE 'C' TO THE REPORT OF DIRECTORS
FOR THE FINANCIAL YEAR ENDED 31ST MARCH, 2003

Particulars of Employees under Section 217 (2A) of the Companies Act, 1956 and forming part of the Directors' Report

Name	Age	Designation/ Nature of Duties	Gross Remuneration (Rs.)	Net Remuneration (Rs.)	Qualifications	Experience (Years)	Date of Joining	Previous Employment/ Position Held
1	2	3	4	5	6	7	8	9
Employed throughout the year and in receipt of remuneration aggregating Rs. 24,00,000/- or more								
Babu V. V. R.	48	Sr. V.P., Operations	26,36,450	12,43,234	B.Sc.,M.Sc. (Tech.), M.Phil	26	1st Oct. 2000	ITC Ltd. Divisional Head, India Operations (ISD)
Employed for a part of the year and in receipt of remuneration aggregating Rs. 2,00,000/- or more per month								
Murugesh K. R.	39	V.P., Finance	3,50,622	2,04,317	B.Com. (Hons.), A.C.A.	18	1st Oct. 2000	ITC Ltd. Divisional Head, Finance (ISD)

Notes :

1. Gross remuneration comprises salary, allowances, medical reimbursements, leave travel assistance, Company's contribution to provident, pension and gratuity funds, monetary value of other perquisites on the basis of the Income Tax Act and Rules and leave encashment.
2. Net remuneration comprises cash income less income tax and surcharge deducted at source and the manager's own contribution to provident fund.
3. All appointments are/were contractual, other terms and conditions are as per Company's Rules.
4. None of the aforesaid employees is a relative of any Director of the Company.

On behalf of the Board

Anup Singh
Chairman

Kolkata, 7th May, 2003

ANNEXURE 'D' TO THE REPORT OF DIRECTORS

FOR THE FINANCIAL YEAR ENDED 31ST MARCH, 2003

INFORMATION AS REQUIRED IN TERMS OF SECTION 217(2AA) OF THE COMPANIES ACT, 1956

DIRECTORS' RESPONSIBILITY STATEMENT

The Board of Directors states :

- That in the preparation of the Annual Accounts for the year ended 31st March, 2003, the applicable accounting standards have been followed and there are no material departures.
- That the Directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year ended 31st March, 2003 and of the Loss of the Company for that period ;
- That the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities ;
- That the Directors have prepared the Annual Accounts for the year ended 31st March, 2003 on a going concern basis.

On behalf of the Board

Kolkata, 7th May, 2003

Anup Singh
Chairman

REPORT OF THE AUDITORS TO THE MEMBERS OF ITC INFOTECH INDIA LIMITED

1. We have audited the attached Balance Sheet of ITC INFOTECH INDIA LIMITED ("the Company"), as at 31st March, 2003 and the Profit and Loss Account for the year ended on that date annexed thereto both of which we have signed under reference to this report. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988 issued by the Central Government of India in terms of section 227 (4A) of 'The Companies Act, 1956' (the 'Act') and on the basis of such checks as we considered appropriate and according to the information and explanations given to us, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

4. Further to our comments in the Annexure referred to in paragraph 3 above, we report that :

   i) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;

   ii) In our opinion proper books of account as required by law have been kept by the Company, so far as appears from our examination of those books;

   iii) The Balance Sheet and Profit and Loss Account dealt with by this report are in agreement with the books of account;

   iv) In our opinion, the Balance Sheet and Profit and Loss Account dealt with by this report comply with the accounting standards referred to in sub-section (3C) of section 211 of the Act;

   v) On the basis of written representations received from the directors as on 31st March, 2003, and taken on record by the Board of Directors of the Company, we report that none of the directors as on 31st March, 2003 is disqualified from being appointed as a director in terms of clause (g) of sub-section (1) of section 274 of the Act;

   vi) In our opinion and to the best of our information and according to the explanations given to us, the said accounts together with the notes thereto, give the information required by the Act in the manner so required, and give a true and fair view in conformity with the accounting principles generally accepted in India:

      (a) in the case of the Balance Sheet, of the state of affairs of the Company as at 31st March 2003; and

      (b) in the case of the Profit and Loss Account, of the loss for the year ended on that date.

S. Gopalakrishnan
Partner

For and on behalf of

Place : Kolkata
Date : 7th May, 2003

Price Waterhouse
Chartered Accountants

ANNEXURE REFERRED TO IN THE AUDITOR'S REPORT TO THE MEMBERS OF ITC INFOTECH INDIA LIMITED

As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988 and on the basis of such checks as we considered appropriate and according to the information and explanations given to us, we further report that :

A.

1. The Company has maintained proper records to show full particulars including quantitative details and situation of its fixed assets. The fixed assets of the Company have been physically verified by the management as per the phased programme and no material discrepancies were noted on such physical verification.

2. The fixed assets of the Company have not been revalued during the year.

3. The Company has not taken any loans, secured or unsecured from companies, firms or other parties listed in the register maintained under Section 301 of the Act. In terms of sub-section (6) of Section 370 of the Act, provisions of Section 370 are not applicable to a company.

4. The Company has not granted any loans, secured or unsecured to companies, firms or other parties listed in the register maintained under Section 301 of the Act. In terms of sub-section (6) of Section 370 of the Act, provisions of Section 370 are not applicable to a company.

5. The parties to whom the loans or advances in the nature of loans have been given are repaying the principal amounts as stipulated and are also regular in payments of interest, where applicable.

6. In our opinion, the Company has an adequate internal control procedure commensurate with the size and the nature of its business, for the purchase of computer hardware and software, consumables, plant and machinery, equipment and other assets and for sale of traded software.

7. There were no transactions of purchase of goods and materials and sale of goods, materials and services made in pursuance of contracts or arrangements entered in the register maintained under Section 301 of the Act aggregating during the year to Rs 50,000 or more in respect of each party.

8. The Company has not accepted any deposits from the public.

9. In our opinion, the Company's internal audit system is commensurate with the size and nature of its business.

10. The Company has regularly deposited, during the year, the Provident Fund dues with the appropriate authorities in India. According to the information and explanations given to us, Employees' State Insurance Scheme is not applicable to the Company.

11. At the last day of the financial year there was no amount outstanding in respect of undisputed Income Tax, Wealth Tax, Customs Duty, Excise Duty and Sales Tax which were due for more than six months from the date they became payable.

12. During the course of our examination of the books of account carried out in accordance with the generally accepted auditing practices in India, we have not come across any personal expenses which have been charged to Profit and Loss Account, other than those payable under contractual obligations or normally accepted business practice.

B.

1. The nature of the services rendered is such that it does not involve consumption of materials and stores.

2. In our opinion, the Company has a reasonable system of allocating man-hours utilized to the relative jobs, commensurate with the size and nature of its business.

3. In our opinion, there is a reasonable system of authorisation at proper levels and an adequate system of internal control commensurate with the size of the Company and the nature of its business for allocation of labour to jobs.

The other clauses of the MAOCARO namely 4A (iii), (iv), (v), (vi), (xii), (xiv), (xvi), (xx), 4C and 4D are not applicable to the Company since in our opinion there is no matter which arises to be reported as per the aforesaid order.

S. Gopalakrishnan
Partner
For and on behalf of
Price Waterhouse
Chartered Accountants

Place : Kolkata
Date : 7th May, 2003

BALANCE SHEET AS AT 31ST MARCH, 2003

	Schedule	As at 31st March, 2003 (Rs.)	As at 31st March, 2002 (Rs.)
I. SOURCES OF FUNDS :			
1. Shareholders' Funds			
Capital	1	**102,000,000**	102,000,000
2. Loan Funds			
Unsecured Loans	2	**652,000,000**	423,000,000
Total		**754,000,000**	525,000,000
II. APPLICATION OF FUNDS :			
1. Fixed Assets	3		
(a) Gross Block		**161,729,948**	106,000,261
(b) Less : Depreciation		**57,290,967**	27,606,307
(c) Net Block		**104,438,981**	78,393,954
(d) Capital Work-in-Progress		**—**	24,281,654
		104,438,981	102,675,608
2. Investments	4	**268,078,327**	181,417,837
3. Current Assets, Loans and Advances			
(a) Sundry Debtors	5	**132,173,503**	46,853,113
(b) Cash and Bank Balances	6	**30,319,329**	39,339,378
(c) Other Current Assets	7	**15,425,773**	4,880,091
(d) Loans and Advances	8	**67,422,265**	35,969,181
		245,340,870	127,041,763
Less : Current Liabilities and Provisions			
(a) Liabilities	9	**91,853,518**	41,025,545
(b) Provisions	10	**13,234,145**	6,740,968
		105,087,663	47,766,513
Net Current Assets		**140,253,207**	79,275,250
4. Profit and Loss Account		**241,229,485**	161,631,305
Total		**754,000,000**	525,000,000
Notes to the Accounts	15		
Significant Accounting Policies	16		

The Schedules referred to above form an integral part of the Balance Sheet.
This is the Balance Sheet referred to in our report of even date.

S. Gopalakrishnan, *Partner*
For and on behalf of Price Waterhouse
Chartered Accountants
Place : Kolkata
Date : 7th May, 2003

On behalf of the Board

S. Verma — *Managing Director*
B. B. Chatterjee — *Director*
S. V. Shah — *Company Secretary*

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2003

	Schedule	For the year ended 31st March, 2003 (Rs.)	For the year ended 31st March, 2002 (Rs.)
I. INCOME			
Sales and Services	11	454,147,754	208,908,980
Other Income	12	35,551,672	2,590,463
		489,699,426	211,499,443
II. EXPENDITURE			
Software for Resale		24,186,215	5,692,465
Personnel Expenses	13	231,761,851	172,762,766
Operating and Administration Expenses	14	283,315,892	173,700,829
Depreciation		30,033,648	20,531,033
Preliminary Expenditure Written Off		—	55,907
		569,297,606	372,743,000
III. PROFIT / (LOSS) BEFORE TAXATION		(79,598,180)	(161,243,557)
Provision for Taxation		—	—
IV. PROFIT / (LOSS) AFTER TAXATION		(79,598,180)	(161,243,557)
Add : Profit / (Loss) Brought Forward		(161,631,305)	(387,748)
V. BALANCE CARRIED TO BALANCE SHEET		(241,229,485)	(161,631,305)
Notes to the Accounts	15		
Significant Accounting Policies	16		

The Schedules referred to above form an integral part of the Profit and Loss Account.
This is the Profit and Loss Account referred to in our report of even date.

S. Gopalakrishnan, *Partner*
For and on behalf of Price Waterhouse
Chartered Accountants
Place : Kolkata
Date : 7th May, 2003

On behalf of the Board

S. Verma — *Managing Director*
B. B. Chatterjee — *Director*
S. V. Shah — *Company Secretary*

SCHEDULES TO THE ACCOUNTS

1. SHARE CAPITAL	As at 31st March, 2003 (Rs.)	As at 31st March, 2002 (Rs.)
Authorised :		
2,60,00,000 Equity Shares of Rs. 10 each (2002 – 1,50,00,000)	260,000,000	150,000,000
Issued and Subscribed :		
1,02,00,000 Equity Shares of Rs. 10 each, fully paid-up ; (2002 – 1,02,00,000) (All Equity Shares are held by the Holding Company, ITC Limited)	102,000,000	102,000,000
	102,000,000	102,000,000

2. UNSECURED LOANS	As at 31st March, 2003 (Rs.)	As at 31st March, 2002 (Rs.)
Other Loans		
Interest-free Loan from the Holding Company, ITC Limited	652,000,000	423,000,000
	652,000,000	423,000,000

3. FIXED ASSETS

Description	GROSS BLOCK				DEPRECIATION				NET BLOCK	
	As at 1st April, 2002 (Rs.)	Additions (Rs.)	With-drawals (Rs.)	As at 31st March, 2003 (Rs.)	As at 1st April, 2002 (Rs.)	For the year (Rs.)	As at Withdrawals (Rs.)	Up to 31st March, 2003 (Rs.)	As at 31st March, 2003 (Rs.)	As at 31st March, 2002 (Rs.)
Leasehold Improvements	8,145,529	3,257,990	—	11,403,519	615,980	1,868,365	—	2,484,345	8,919,174	7,529,549
Plant & Machinery	82,512,701	48,900,931	537,560	130,876,072	23,376,256	24,926,508	348,988	47,953,776	82,922,296	59,136,445
Furniture and Fixtures	15,342,031	4,108,326	—	19,450,357	3,614,071	3,238,775	—	6,852,846	12,597,511	11,727,960
	106,000,261	56,267,247	537,560	161,729,948	27,606,307	30,033,648	348,988	57,290,967	104,438,981	78,393,954
Capital Work-in-Progress	24,281,654	18,992,265	43,273,919	—	—	—	—	—	—	24,281,654
Total	130,281,915	75,259,512	43,811,479	161,729,948	27,606,307	30,033,648	348,988	57,290,967	104,438,981	102,675,608
Previous Year	54,850,929	105,933,598	30,502,612	130,281,915	7,148,313	20,531,033	73,039	27,606,307	102,675,608	—

4. INVESTMENTS	As at 31st March, 2003 (Rs.)	As at 31st March, 2002 (Rs.)
Long Term		
Other than Trade		
Unquoted (at Cost)		
Subsidiary Companies :		
ITC Infotech Limited, U.K. 685,815 (2002 – 685,815) Shares of GBP 1 each fully paid up	68,685,837	68,685,837
ITC Infotech (USA), Inc. 40,000 (2002 – 22,000) Common Shares without par value (18,000 Subscribed during the year)	199,142,500	112,732,000
Others :		
CLI3L e-Services Limited 24,999 (2002 - Nil) Equity Shares of Rs. 10 each. fully paid up (Subscribed during the year)	249,990	—
	268,078,327	181,417,837

5. SUNDRY DEBTORS	As at 31st March, 2003 (Rs.)	As at 31st March, 2002 (Rs.)
Over Six Months Old		
Good and Unsecured	1,213,328	726,892
Doubtful and Unsecured	107,608	107,608
Other Debts		
Good and Unsecured (Includes Dues from the Holding Company Rs. Nil; 2002 – Rs. 14,724,248) (Also Includes Dues from Subsidiaries Rs. 12,553,995; 2002 – Rs. Nil) (Also includes Unbilled Revenue Rs. 18,044,479; 2002 - Rs. 1,198,000)	130,960,175	46,126,221
	—	—
	132,281,111	46,960,721
Less : Provision for Doubtful Debts	107,608	107,608
	132,173,503	46,853,113

	As at 31st March, 2003 (Rs.)	As at 31st March, 2002 (Rs.)
6. CASH AND BANK BALANCES		
Cash on Hand	162,283	128,339
Remittance in Transit	10,062,509	11,227,406
Balances with Scheduled Banks on Current Accounts	20,094,537	27,983,633
	30,319,329	39,339,378
7. OTHER CURRENT ASSETS		
Good and Unsecured		
Deposits with Government, Public Bodies and Others	8,736,536	4,879,110
Interest accrued on Loans, Advances etc.	981	981
Dividend Receivable	6,688,256	—
	15,425,773	4,880,091
8. LOANS AND ADVANCES		
Good and Unsecured		
Loan to Employees	24,936,982	24,491,137
Advances Recoverable in cash or in kind or for value to be received	37,757,320	2,129,952
Advance Tax (Net of Provision for Income Tax)	4,727,963	9,348,092
	67,422,265	35,969,181
9. LIABILITIES		
Sundry Creditors		
— Dues to small scale industrial undertakings	—	—
— Dues to other than small scale industrial undertakings	86,634,668	37,216,560
(Includes Dues to Subsidiary Companies Rs. Nil; 2002 - 6,209,618)		
Other Liabilities	5,218,850	3,808,985
	91,853,518	41,025,545
10. PROVISIONS		
Provision for Pension	10,104,540	3,394,441
Provision for Leave Encashment	3,129,605	3,346,527
	13,234,145	6,740,968

	For the year ended 31st March, 2003 (Rs.)	For the year ended 31st March, 2002 (Rs.)
11. SALES AND SERVICES		
Exports	287,371,735	69,297,315
Domestic	142,284,403	133,882,533
Traded Software	24,491,616	5,729,132
	454,147,754	208,908,980
12. OTHER INCOME		
Interest on Deposits – Gross (Tax Deducted at Source Rs. Nil; 2002 – Rs. 11,400)	—	64,226
Other Interest - Gross (Tax Deducted at Source Rs. Nil ; 2002 – Rs. Nil)	1,279,841	621,794
Exchange Gain	1,017,057	1,426,623
Dividend from Subsidiary Company	25,018,240	—
Liabilities no longer required Written Back	1,271,242	147,534
Miscellaneous Income	6,965,292	330,286
	35,551,672	2,590,463
13. PERSONNEL EXPENSES		
Salaries and Bonus	193,281,323	146,426,363
Contribution to Provident and Other Funds	36,538,354	25,024,065
Staff Welfare Expenses	10,629,349	9,469,247
	240,449,026	180,919,675
Less: Transferred to Fixed Assets/ Capital Work-in-Progress	8,687,175	8,156,909
	231,761,851	172,762,766
14. OPERATING AND ADMINISTRATION EXPENSES		
Rent	11,868,082	8,981,107
Rates and Taxes	2,892,107	270,268
Insurance	3,292,055	693,961
Travelling and Conveyance	131,699,626	59,126,525
Communication	15,002,366	15,395,550
Power and Fuel	9,015,115	7,242,154
Outsourcing Charges (including Payment to Subsidiary Companies Rs. 8,923,264; 2002 – Rs. 7,449,197)	14,847,339	11,630,121
Software and Related Expenses	13,968,964	16,881,334
Business Development Expenses (including Payment to Subsidiary Company Rs. 41,316,250; 2002 – Rs. 9,740,250)	46,307,450	20,382,827
Repairs and Maintenance		
— Buildings	3,243,390	3,329,746
— Machinery	3,741,808	3,474,495
— Others	2,797,449	2,620,877
Legal, Professional & Consultancy Expenses	16,120,112	5,337,216
Provision for Doubtful Debts	—	107,608
Fixed Assets written off	188,572	172,650
Loss on Sale of Fixed Assets	—	60,418
Auditors' Remuneration	975,203	732,985
Training and Development	4,025,266	6,286,861
Miscellaneous Expenses	9,489,060	18,716,973
	289,473,963	181,443,676
Less: Transferred to Fixed Assets/ Capital Work-in-Progress	6,158,071	7,742,847
	283,315,892	173,700,829

15. NOTES TO THE ACCOUNTS

1. Nature of Operations

ITC Infotech India Limited ("the Company") is a wholly owned subsidiary of ITC Limited ("the Holding Company") providing information technology solutions and software development services.

2. Commitments and Contingencies

(i) Estimated amount of contracts remaining to be executed on capital account, net of advance is Rs. 26,777,500 (2002 – Rs. 4,357,870).

(ii) Proposed investment in wholly owned subsidiaries outside India is Rs. 33,239,500 (2002 – Rs. 125,000,000).

3. The Company has adopted Accounting Standard – 22, "Accounting for Taxes on Income" issued by the Institute of Chartered Accountants of India with effect from 1st April, 2001. As a matter of prudence the Company has not recognized the deferred tax assets in respect of accumulated losses and unabsorbed depreciation as at 31st March, 2003 amounting to Rs. 104,061,000 (2002 – Rs. 73,700,000).

4. No provision for the diminution in the value of the investment in ITC Infotech (USA), Inc., is considered necessary, as in the opinion of management such diminution is of temporary nature due to the continued downturn in the global IT market.

5. The Company's significant leasing arrangements are in respect of operating leases for premises (residential, office etc). These leasing arrangements, which are not non-cancellable, range between 11 months and 9 years generally, and are usually renewable by mutual consent on mutually agreeable terms. The aggregate lease rentals payable are charged as Rent under Schedule 14 to the Accounts.

6. Quantitative details

The Company is engaged in the development and trading of software. The purchase, production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and the information as required under Paragraphs 3 and 4C of Part II of Schedule VI of the Companies Act, 1956.

	For the year ended 31st March, 2003 (Rs.)	For the year ended 31st March, 2001 (Rs.)
7. Auditors' Remuneration (including service tax, where applicable)		
Statutory Audit	525,000	525,000
Other services	318,750	170,500
Out of pocket expenses	131,453	37,485
	975,203	732,985
8. C.I.F. Value of Imports		
Purchase of Software	435,783	4,974,360
9. Expenditure in Foreign Currency (On Payment Basis)		
Travel	61,631,366	18,891,415
Professional and Consultancy Fees	3,647,380	14,239,136
Marketing Fees	29,301,000	4,860,250
Others	13,765	1,212,228
Total	94,593,511	39,203,029
10. Earnings in Foreign Exchange (F.O.B. – Realization Basis)		
Sale of Services including reimbursement of expenses	202,660,996	122,662,127
Other Income	6,510,400	—
Dividend	18,329,983	—
	227,501,379	122,662,127

11. Previous year's figures have been regrouped / rearranged wherever necessary.

16. SIGNIFICANT ACCOUNTING POLICIES

IT IS CORPORATE POLICY

Convention

To prepare financial statements in accordance with applicable Accounting Standards in India. A summary of important accounting policies, which have been applied consistently, is set out below. The financial statements have also been prepared in accordance with relevant presentational requirements of the Companies Act, 1956.

Basis of Accounting

To prepare financial statements in accordance with the historical cost convention.

Revenue Recognition

To recognize revenues from services performed on a "time and material" basis, as and when the services are performed.

To recognize revenues from services performed on "time bound fixed-price engagements" using the percentage of completion method of accounting, if work completed can be reasonably estimated. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the period in which the change becomes known. Provisions for estimated losses on such engagements are made during the period in which a loss becomes probable and can be reasonably estimated.

To recognize revenue from trading in software packages / licenses upon delivery to customer.

To treat amounts received or billed in advance of services performed as unearned revenue. Unbilled revenue, included in debtors, represents amounts recognized based on services performed in advance of billing in accordance with contract terms.

Fixed Assets

To state fixed assets at actual cost less accumulated depreciation. The actual cost capitalized includes material cost, freight, installation cost, duties and taxes, finance charges and other incidental expenses incurred during the construction / installation stage.

To capitalize software where it is expected to provide future enduring economic benefits. Capitalization costs include license fees and costs of implementation / system integration services. The costs are capitalized in the year in which the relevant software is implemented for use.

Capital Work-in-Progress

To treat cost of assets not put to use before the year-end as capital work-in-progress.

Depreciation

To calculate depreciation on fixed assets on the straight-line method over their estimated useful lives at the rates, which are not less than those prescribed under Schedule XIV of the Companies Act, 1956.

The cost of and the accumulated depreciation for fixed assets sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and / or losses are included in the Profit and Loss Account.

The estimated useful lives of fixed assets are as follows :

Buildings	25 years
P&M - Computers / Computer Accessories	3 years
Other Equipments	5 years
Furniture & Fixtures	5 years
Motor Vehicles	5 years
Leasehold improvements	Shorter of lease period or estimated useful lives

Capitalised software costs are amortised over a period of five years.

Investments

To state long-term investments at cost. Where applicable, provision is made where there is a permanent diminution in the value of long-term investments.

Proposed dividend

To provide for Dividends as proposed by the Directors in the books of accounts, pending approval at the Annual General Meeting.

Research and Development

To charge of all revenue expenditure incurred on research and development in the year it is incurred. Assets purchased for research and development activities are included in fixed assets.

Foreign Currency Translation

To account for transactions in foreign currency at the exchange rate prevailing on the date of transactions. Gains / losses arising out of fluctuations in the exchange rates are recognized in the Profit and Loss Account in the period in which they arise except in respect of Fixed Assets where exchange variance is adjusted in the carrying amount of the respective Fixed Assets.

To account for differences between the forward exchange rates and the exchange rates at the date of transactions, as income or expense over the life of the contracts, except in respect of liabilities incurred for acquiring Fixed Assets, in which case such differences are adjusted in the carrying amount of the respective Fixed Assets.

To account for profit / loss arising on cancellation or renewal of forward exchange contracts as income / expense for the period, except in case of forward exchange contracts relating to liabilities incurred for acquiring Fixed Assets, in which case such profit / loss are adjusted in the carrying amount of the respective Fixed Assets.

To account for gains / losses on foreign exchange rate fluctuations relating to current assets and liabilities at the Balance Sheet date.

Employee Benefits

To make regular monthly contributions to various Provident Funds, Pension Funds and Gratuity Funds which are charged to revenue. To administer through duly constituted and approved independent trusts, various Funds in respect of Employee Benefit Schemes.

To provide for leave encashment based on actuarial valuation made by independent actuaries as at the Balance Sheet date.

Claims

To disclose claims against the Company not acknowledged as debts after a careful evaluation of the facts and legal aspects of the matter involved.

S. Gopalakrishnan, *Partner*
For and on behalf of Price Waterhouse
Chartered Accountants
Kolkata
7th May , 2003

On behalf of the Board

S. Verma — *Managing Director*
B. B. Chatterjee — *Director*
S. V. Shah — *Company Secretary*

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE
(As per Schedule VI, Part IV of the Companies Act, 1956)

I. Registration Details

Registration No. 77341   State Code 21

Balance Sheet Date 31 (Date) 03 (Month) 03 (Year)

II. Capital raised during the year (Amount in Rs. Thousands)

Public Issue	Rights Issue
NIL	NIL
Bonus Issue	**Private Placement**
NIL	NIL

III. Position of Mobilisation and Deployment of Funds (Amount in Rs. Thousands)

Total Liabilities	Total Assets
754000	754000

Sources of Funds

Paid-up Capital	Reserves & Surplus
102000	NIL
Secured Loans	**Unsecured Loans**
NIL	652000

Application of Funds

Net Fixed Assets	Investments
104439	268078
Net Current Assets	**Misc. Expenditure**
140253	NIL
Accumulated Losses	
241230	

IV. Performance of Company (Amount in Rs. Thousands)

Turnover (Including other Income)	Total Expenditure
489699	569297
Profit/Loss Before Tax	**Profit / Loss After Tax**
– (✓) 79598	– (✓) 79598

(Please tick appropriate box + for Profit, – for Loss)

Earnings per Share in Rs.	Dividend Rate (%)
NIL	NIL

V. Generic Names of Principal Products / Services of Company (as per monetary terms)

Item Code No. (ITC Code) *N.A.

Product Description COMPUTER SOFTWARE SERVICES

*No item code has been assigned to "Computer Software Services" under the Indian Trade Classification.

STATEMENT REGARDING SUBSIDIARY COMPANIES

PURSUANT TO SECTION 212 OF THE COMPANIES ACT, 1956

Sl. No.	Name of the Subsidiary Company	Number of Shares held by the Company	Extent of Holding	Profits / (Losses) so far it concerns the members of the Holding Company and not dealt with in the Books of Account of the Holding Company		Profits / (Losses) so far it concerns the members of the Holding Company and dealt with in the Books of Account of the Holding Company	
				For the Financial Year of the Subsidiary	For the Previous Financial Year(s) since it became a Subsidiary	For the Financial Year of the Subsidiary	For the Previous Financial Year(s) since it became a Subsidiary
1.	ITC INFOTECH LIMITED, U.K.	6,85,815	100%	GBP 80,948	GBP 259,812	336,049	NIL
2.	ITC INFOTECH (USA), INC.	40,000	100%	US$ (356,284)	US$ (1887073)	NIL	NIL

Both the subsidiaries have financial years ended on 31.03.2003.

On behalf of the Board

S. Verma — *Managing Director*
B. B. Chatterjee — *Director*
S. V. Shah — *Company Secretary*

Kolkata, 7th May , 2003

REPORT OF THE DIRECTORS

Your Directors present their Report together with the audited financial statements for the year ended 31st March, 2003.

Principal Activities

Your Company is engaged in providing IT services, software development and support services.

Business review

The economic slowdown continues in UK and Europe with large and small companies facing severe pressures of growth and profitability. As a result, there is an increasing trend of companies outsourcing their IT requirements to offshore locations to reduce costs. This trend holds substantial promise for Indian companies focussed on offshore offerings.

Despite the difficult business conditions, during the year under review your Company achieved a turnover of GBP 5.23 million (Previous Year – GBP 3.34 million) - a growth of 57% over the previous year. The net profit of GBP 0.42 million (Previous Year – GBP 0.26 million) grew by 62% over the previous year.

Your Company added significant new names to its customer list, consolidated relationships with existing clients and made a beginning in sourcing offshore assignments for software development.

The year ahead is likely to remain challenging in terms of new customer acquisition and customer retention as the competitive environment intensifies. In this business environment, your Company will have to engage high calibre sales teams and contend with longer lead times for closure of deals particularly when bidding for high value stategic contracts.

Your Company believes its skills at relationship building coupled with the offshore development capabilities of its holding company positions it well for the future.

Dividend

Your Directors are pleased to recommend a dividend of 49p (including an interim dividend of 36p) per share aggregating GPB 336,049 for the year ended 31st March, 2003.

Directors

The Directors in office at the end of the year are listed below. All served on the Board throughout the year.

The interests of the Directors in the shares of your Company as at 31st March, 2003 and 31st March, 2002 were as follows :

	2003 and 2002 Ordinary Shares
A. Singh	—
S. Verma	—
B.B. Chatterjee	—

The Company is a wholly owned subsidiary of ITC Infotech India Limited which is incorporated in India.

Directors' responsibilities for the financial statements

Company Law requires the Directors to prepare financial statements for each financial year which give a true and fair view of affairs of the Company and of the profit or loss of the Company for that year. In preparing those financial statements, the Directors are required to :

i. select suitable accounting policies and then apply them consistently;
ii. make judgements and estimates that are reasonable and prudent;
iii. prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business;

The Directors are responsible for keeping proper accounting records, for safeguarding the assets of the Company and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

Grant Thornton, Auditors of the Company, offer themselves for reappointment in accordance with Section 385 of the Companies Act, 1985.

Approved by the Board on 25th April, 2003 and signed on behalf of the Board by

S. Verma
Director

REPORT OF THE INDEPENDENT AUDITORS TO THE MEMBERS OF ITC INFOTECH LIMITED

We have audited the financial statements of ITC Infotech Limited for the year ended 31st March, 2003 which comprise the principal accounting policies, the profit and loss account, the balance sheet, the cash flow statement and notes 1 to 19. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of the directors and auditors

The directors' responsibilities for preparing the directors' report and the financial statements in accordance with applicable law and United Kingdom accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the company is not disclosed.

We read other information contained in the directors' report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the acccounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the company as at 31st March, 2003 and of the profit of the company for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Grant Thornton
Registered Auditors
Chartered Accountants
Central Milton Keynes
25th April, 2003

PRINCIPAL ACCOUNTING POLICIES

Basis of preparation

The financial statements have been prepared under the historical cost convention. The principal accounting policies of the company are set out below and remain unchanged from the previous year.

Turnover

Turnover is the total amount receivable by the company for goods supplied and services provided, excluding VAT and trade discounts.

Turnover from services performed on a "time and materials" basis is recognised as income as and when the services are performed.

Turnover from software projects permormed on a "time bound fixed price" basis is recognised as income at the point which the "milestone" agreed with the customer is achieved.

Tangible fixed assets and depreciation

Depreciation is calculated to write down the cost less estimated residual value of all tangible fixed assets by equal annual instalments over their expected useful lives.

The rate generally applicable is :

Fixtures and fittings, computer equipment and leasehold improvements - 25%

Deferred taxation

Deferred tax is recognised on all timing differences where the transactions or events that give the company an obligation to pay more tax in the future, or a right to pay less tax in the future, have occurred by the balance sheet date. Deferred tax assets are recognised when it is more likely than not that they will be recovered. Deferred tax is measured using rates of tax that have been enacted or substantively enacted by the balance sheet date.

Leased assets

All leases are operating leases and the payments made under them are charged to the profit and loss account on a straight-line basis over the lease term.

Foreign currencies

Transactions in foreign currencies are translated at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities are translated at the rate of exchange ruling at the Balance Sheet date. All exchange differences are dealt with through the Profit and Loss Account.

Recruitment costs

Legal costs and other charges incurred to obtain visas and other required immigration papers for recruits, recruitment fees and relocation costs are included in prepayments and amortised over the lesser of 2 years or the expected employment period of the employees.

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 MARCH 2003

	Note	2003	2002
		£	£
Turnover	1	5,232,892	3,335,314
Cost of sales		(3,691,975)	(2,294,170)
Gross Profit		1,540,917	1,041,144
Administration expenses		(1,033,108)	(805,067)
Operating profit		507,809	236,077
Exceptional item			
Profit on sale of investments		—	154,752
Net interest	2	72,752	(4,017)
Profit on ordinary activities before taxation	1	580,561	386,812
Tax on profit on ordinary activities	4	(163,564)	(127,000)
Profit for the financial year		416,997	259,812
Equity dividends	5	(336,049)	—
Profit retained	11	80,948	259,812

There were no other recognised gains or losses other than the profit for the financial year.

The accompanying accounting policies and notes form an integral part of these financial statements.

BALANCE SHEET AS AT 31 MARCH 2003

	Note		2003		2002
		£	£	£	£
Fixed assets					
Tangible assets	6		36,492		71,467
Current assets					
Debtors	7	1,467,488		1,598,092	
Cash at bank and in hand		1,262,498		297,138	
		2,729,986		1,895,230	
Creditors : amounts falling due within one year	8	(1,170,742)		(451,909)	
Net current assets			1,559,244		1,443,321
Total assets less current liabilities			1,595,736		1,514,788
Capital and reserves					
Called up share capital	10		685,815		685,815
Profit and loss account	11		909,921		828,973
Shareholders' funds	12		1,595,736		1,514,788

The financial statements were approved by the Board of Directors on 25th April, 2003.

The accompanying accounting policies and notes form an integral part of these financial statements.

S. Verma *Director*
H. S. Garewal *Chief Executive Officer*

CASH FLOW STATEMENT FOR THE YEAR ENDED 31 MARCH 2003

	Note	2003 £	2003 £	2002 £	2002 £
Net cash inflow from operating activities	13		1,296,485		816,864
Returns on investments and servicing of finance					
Interest received		72,760		—	
Interest paid		(8)		(4,017)	
Net cash inflow/ (outflow) from returns on investments and servicing of finance			72,752		(4,017)
Taxation			(155,535)		(134,355)
Capital expenditure					
Purchase of tangible fixed assets		(4,616)		(860)	
Sale proceeds of tangible fixed assets		3,167		2,400	
Net cash inflow/(outflow) from capital expenditure			(1,449)		1,540
Acquisitions and disposals					
Sale of subsidiary undertaking		—		279,317	
Net cash inflow from acquisition and disposals			—		279,317
Equity dividend paid			(246,893)		—
Increase in cash	14		965,360		(959,349)

The accompanying accounting policies and notes form an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2003

1. Turnover and profit on ordinary activities before taxation

The turnover and profit before taxation is attributable to the provision of IT services and the development and support of software.

The profit on ordinary activities is stated after :

	2003 £	2002 £
Auditors' remuneration	10,500	9,600
Depreciation:		
Tangible fixed assets, owned	38,600	49,282
Operating lease rentals :		
- buildings	51,441	49,120
- other	13,608	11,305

2. Net interest

	2003 £	2002 £
Interest payable on bank loans and overdrafts	8	4,017
Other interest receivable and similar income	(23,184)	—
Interest receivable from group undertakings	(49,576)	—
	(72,752)	4,017

3. Directors and employees

Staff costs during the year were as follows :

	2003 £	2002 £
Wages and salaries	1,466,763	1,445,530
Social security costs	104,877	144,257
	1,571,640	1,589,787
Average number of employees	48	57

Remuneration in respect of directors was nil (2002 : nil)

4. Tax on profit on ordinary activities

	2003 £	2002 £
The taxation charge represents :		
Corporation tax at 30% (2002 : 30%)	180,000	123,672
Adjustment in respect of prior period : (Over)/under provision of corporation tax	(3,436)	3,328
Total current tax	176,564	127,000
Deferred tax credit	(13,000)	—
Tax on profit on ordinary activities	163,564	127,000

Factors affecting tax charge for period

The tax assessed for the period is lower than the standard rate of corporation tax in the UK of 30% (2002 : 30%). The differences are explained as follows :

	2003 £	2002 £
Profit on ordinary activities before tax	580,561	386,812
Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2002 : 30%)	174,168	116,044
Effect of :		
Expenses not deductible for tax purposes	3,111	5,799
Depreciation in excess of accelerated capital allowances	2,721	1,829
Adjustments to tax in respect of prior periods	(3,436)	3,328
Current tax charge for period	176,564	127,000

5. Dividends

	2003 £	2002 £
Ordinary shares		
Interim dividend of 36p per share	246,893	—
Final dividend of 13p per share	89,156	—
	336,049	—

6. Tangible fixed assets

	Leasehold improvements £	Computer equipment £	Fixtures & fittings £	Total £
Cost				
At 1 April 2002	24,380	246,489	48,013	318,882
Additions	—	4,616	—	4,616
Disposals	—	(107,669)	(16,009)	(123,678)
At 31 March 2003	24,380	143,436	32,004	199,820
Depreciation				
At 1 April 2002	22,362	188,909	36,144	247,415
Provided in the year	1,109	31,949	5,542	38,600
Eliminated on disposal	—	(106,679)	(16,008)	(122,687)
At 31 March 2003	23,471	114,179	25,678	163,328
Net book amount at 31 March 2003	909	29,257	6,326	36,492
Net book amount at 31 March 2002	2,018	57,580	11,869	71,467

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2003 (contd.)

7. Debtors

	2003	2002
	£	£
Trade debtors	1,068,803	523,089
Amounts owed by group undertakings	258,603	974,229
Other debtors	61,801	50,962
Prepayments	78,281	49,812
	1,467,488	1,598,092

8. Creditors : amounts falling due within one year

	2003	2002
	£	£
Trade creditors	178,264	18,590
Amounts owed to group undertakings	288,683	14,744
Corporation tax	90,000	68,971
Proposed dividends	89,156	—
Social security and other taxes	188,923	141,802
Other creditors	335,716	207,802
	1,170,742	451,909

9. Deferred taxation

	2003	2002
	£	£
The deferred tax asset provided for in the financial statements is set out below :		
Accelerated capital allowances	13,000	—

The deferred tax asset has been included within other debtors.

10. Share capital

	2003 and 2002
	£
Authorised share capital	
1,629,700 ordinary shares of £ 1 each	1,629,700
Allotted, called up and fully paid	
685,815 ordinary shares of £ 1 each	685,815

11. Profit and loss account

	2003
	£
At 1 April 2002	828,973
Retained Profit for the financial year	80,948
At 31 March 2003	909,921

12. Reconciliation of movement in shareholders' funds

	2003	2002
	£	£
Profit for the financial year	416,997	259,812
Dividends	(336,049)	—
Net increase in shareholders' funds	80,948	259,812
Shareholders' funds at 1 April 2002	1,514,788	1,254,976
Shareholders' funds at 31 March 2003	1,595,736	1,514,788

13. Net cash inflow from operating activities

	2003	2002
	£	£
Operating profit	507,809	236,077
Depreciation	38,600	49,282
Profit on disposal of fixed assets	(2,176)	—
Decrease in debtors	143,604	904,776
Increase/(decrease) in creditors	608,648	(440,753)
Amounts written off intangible fixed assets	—	67,482
Net cash inflow from operating activities	1,296,485	816,864

14. Reconciliation of net cashflow to change in net funds

	2003	2002
	£	£
Increase in cash in the year	965,360	959,349
Movement in net funds in the year	965,360	959,349
Net funds/(debt) at 1 April 2002	297,138	(662,211)
Net funds at 31 March 2003	1,262,498	297,138

15. Analysis of changes in net funds

	At 1 April 2002	Cashflow	At 31 March 2003
	£	£	£
Cash in hand and at bank	297,138	965,360	1,262,498
	297,138	965,360	1,262,498

16. Capital commitments

There were no capital commitments at 31 March 2003 or 31 March 2002.

17. Contingent liabilities

There were no contingent liabilities at 31 March 2003 or 31 March 2002.

18. Leasing commitments

Operating lease payments amount to £43,098 (2002:£55,048) are due within 1 year.

The leases to which these relate expire as follows :

	Land and buildings 2003	Land and buildings 2002	Other 2003	Other 2002
	£	£	£	£
In one year or less	1,733	—	624	—
Between one and five years	—	49,120	8,991	5,928
In five years or more	31,750	—	—	—
	33,483	49,120	9,615	5,928

19. Controlling related party

The immediate parent undertaking is ITC Infotech India Limited, which is incorporated in India and which is a wholly owned subsidiary of ITC Limited. This is the smallest group of undertakings for which consolidated accounts are being drawn up including this company.

The ultimate parent undertaking and controlling related party is ITC Limited, which is incorporated in India. This is the largest group of undertakings for which consolidated accounts are being drawn up including this company.

As a wholly owned subsidiary of ITC Infotech India Limited, which is itself a wholly owned subsidiary of ITC Limited, the company is exempt from the requirements of FRS 8 to disclose transactions with other members of the group headed by ITC Limited.

REPORT OF THE DIRECTORS

Your Directors present their Report together with the audited financial statements for the year ended 31st March, 2003.

Principal Activities

Your Company is engaged in providing IT services, software development and support services.

Change in Authorized Capital

During the year under review the Authorized Share Capital of your Company was increased from 25000 common shares - without par value to 50000 common shares - without par value to enable further capitalization of the Company to the extent of US$ 2.5 million by ITC Infotech India Limited (I3L), the holding company.

Increase in Paid - in capital

During the year under review, 13L subscribed to 18000 common shares - without par value for cash @ US$ 100 per share aggregating US$ 1.8 million, upon receipt of approval of the Reserve Bank of India.

Business Review

Due to the continuing economic slowdown, companies in the US have been conservative in their IT spends, in a bid to lower costs. Acquisition of new business, therefore, remained difficult while operating margins continued to be under pressure. Your Company, therefore, focussed on reducing operating costs and significantly improved its manpower utilization.

Your Company has put in place an experienced business development team and has been successful in obtaining software development assignments. More importantly, your Company catalyzed a strategic alliance between I3L and ClientLogic Operating Corporation, USA, for setting up a joint venture in the ITES Sector, based out of India.

During the year under review, your Company registered a turnover of US$ 2.75 million (Previous Year – US$ 2.07 million) and a net loss of US$ 0.36 million (Previous Year – net loss US$ 1.89 million). Thus, revenues grew 33% over the previous year and losses reduced by 81% over the previous year.

The momentum in favour of outsourcing to India has increased, with heightened awareness of the inherent cost advantages of taking software development and back office operations to India. In such a business environment, your Company is focusing on marketing the offshore development capabilities of I3L.

The year ahead continues to be challenging. The clear movement amongst US companies towards IT outsourcing provides a large opportunity for growth. Your Company will continue to focus on building client relationships and engaging strong account management teams to optimize the business potential of India-based offshore software development, implementation and maintenance.

Auditors

Grant Thornton, LLP, Independent Certified Public Accountants and Auditors of the Company, offer themselves for re-appointment.

On behalf of the Board

25th April, 2003

S. Verma
Director

BALANCE SHEETS

	March 31, 2003 US$	March 31, 2002 US$
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	**116,065**	51,372
Accounts receivable, net of allowance for doubtful accounts of $ 134,000 for 2003 and $ 12,700 for 2002 respectively	**929,956**	647,761
Advances to officer and employees	**23,317**	8,886
Prepaid expenses	**66,177**	50,265
Due from ITC Infotech India Ltd.	**—**	108,216
Total Current Assets	**1,135,515**	866,500
PROPERTY AND EQUIPMENT		
Computer equipment	**70,523**	64,567
Office equipment	**38,378**	24,021
Computer software	**16,526**	15,784
	125,427	104,372
Less : Accumulated depreciation	**96,348**	85,858
	29,079	18,514
OTHER ASSETS	**5,396**	10,500
SECURITY DEPOSITS	**45,325**	11,866
	1,215,315	907,380
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)		
CURRENT LIABILITIES		
Accounts payable	**206,351**	115,481
Accrued expenses and other current liabilities	**128,911**	211,004
Accrued payroll and payroll taxes	**83,382**	90,498
Due to ITC Infotech India Ltd.	**216,268**	—
Due to ITC Infotech Ltd. (U.K.)	**2,597**	27,443
Due to ITC Ltd. (India)	**—**	10,103
Total Current Liabilities	**637,509**	454,529
LOAN PAYABLE - ITC INFOTECH LTD. (U.K.)	**—**	1,318,761
STOCKHOLDERS' EQUITY (DEFICIENCY)		
Capital stock, no par value; 50,000 (2002 - 25,000) shares authorized; 40,000 (2002 - 22,000) shares issued and outstanding	**200,000**	200,000
Additional paid-in capital	**3,800,000**	2,000,000
Accumulated deficit	**(3,422,194)**	(3,065,910)
	577,806	(865,910)
	1,215,315	907,380

The accompanying notes are an integral part of these statements.

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (ACCUMULATED DEFICIT)

	Year ended March 31, 2003 US$	Year ended March 31, 2002 US$
Revenues	2,750,207	2,073,224
Cost of revenues, principally employment costs	2,760,562	2,156,696
Gross margin	(10,355)	(83,472)
General and administrative expenses	951,247	2,016,028
Recovery marketing fees - ITC Infotech India Ltd.	(850,000)	(200,000)
Operating loss	(111,602)	(1,899,500)
Other income (expense)		
Intercompany interest expense	(73,871)	(111,893)
Interest income	7,094	10,255
Management fees - ITC Infotech Ltd. (UK)	—	(4,227)
Foreign currency exchange (loss) gain	(174,456)	24,534
Other income	—	33,990
	(241,233)	(47,341)
Loss before income tax benefit	(352,835)	(1,946,841)
Income tax expense (benefit)	3,449	(59,768)
Net loss	(356,284)	(1,887,073)
Retained earnings (accumulated deficit) at beginning of year	(3,065,910)	(1,178,837)
Retained earnings (accumulated deficit) at end of year	(3,422,194)	(3,065,910)

The accompanying notes are an integral part of these statements.

STATEMENTS OF CASH FLOWS

	Year ended March 31, 2003 US$	Year ended March 31,2002 US$
Cash flows from operating activities :		
Net loss	(356,284)	(1,887,073)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation	10,490	20,366
Bad debts	125,700	24,000
(Increase)/decrease in assets :		
Accounts receivable	(407,895)	424,978
Prepaid expenses, security deposits and other assets	(44,267)	543,809
Advances to officer and employees	(14,431)	185,776
Increase/(decrease) in liabilities :		
Accounts payable	90,870	(58,569)
Accrued income taxes	—	(2,851)
Accrued expenses and other liabilities	(82,093)	81,280
Accrued payroll and payroll taxes	(7,116)	(198,574)
Due to ITC Infotech India Ltd., ITC Infotech Ltd. (UK) and ITC Ltd. (India)	289,535	(1,348,811)
Net cash used in operating activities	(395,491)	(2,215,669)
Cash flows from investing activities :		
Capital expenditures	(21,055)	(12,710)
Net cash used in investing activities	(21,055)	(12,710)
Cash flows from financing activities :		
Funding received from ITC Infotech Ltd. (U.K.)	—	100,000
Proceeds from issuance of common stock	1,800,000	2,000,000
Repayment of loan to ITC Infotech Ltd. (UK)	(1,318,761)	—
Net cash provided by financing activities	481,239	2,100,000
Net increase/(decrease) in cash and cash equivalents	64,693	(128,379)
Cash and cash equivalents at beginning of year	51,372	179,751
Cash and cash equivalents at end of year	116,065	51,372

Supplemental disclosures of cash flow information :
Interest expense paid in fiscal year 2003 and 2002 was $89,000 and $97,000, respectively.
See Note A for noncash items relating to ITC Infotech Ltd. (UK)

The accompanying notes are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS
March 31, 2003 and March 31, 2002

NOTE A - BUSINESS BACKGROUND AND PRINCIPAL TRANSACTIONS WITH AFFILIATES

ITC Infotech (USA), Inc. (the "Company") is principally engaged in the information technology services business. Its customers are commercial entities and software developers throughout the United States of America. The work is usually performed under contracts which specify fixed hourly rates (at rates which depend upon the skill level of the employee staffed at the customer's location) and which vary in length, but are typically less than one year in duration. Commencing in fiscal year 2002, the Company began to generate revenue through specific projects, whereby the Company and its overseas affiliates undertake the responsibility to deliver specific software solutions ("Project Business") on a contractual basis. Many of these contracts for Project Business were co-sourced, in terms of the marketing agreement with its affiliates (see Note C), or fulfilled with resources drawn from affiliates, on a contractual basis, to supplement the resources on the Company's rolls.

Effective May 24, 2001, the Company became a wholly-owned subsidiary of ITC Infotech India Ltd. ("Infotech India"), an Indian company. Prior to this date, the Company was a wholly-owned subsidiary of ITC Infotech Ltd. ("Infotech UK"), which in turn was a wholly-owned subsidiary of ITC Ltd., an Indian company. Infotech India made an investment of $1.8 million and $2 million in the common stock of the Company during the fiscal years 2003 and 2002, respectively.

During fiscal 2002, a portion of the amounts due to ITC Infotech Ltd. (UK) became subject to a loan payable with a maturity date of 2006. Accordingly, this amount was classified as a long-term liability at March 31, 2002, and was repaid in full during fiscal year 2003.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Recognition of Revenue

Service revenues are based upon hours worked by Company employees on customer assignments and are recognized as and when work is performed. Substantially all customers are billed weekly, biweekly, or monthly.

Revenues on the Project Business are recognized as earned. Through March 31, 2003, work performed on all projects had been billed to customers.

2. Accounts Receivable

The majority of the Company's accounts receivable are due from companies in the software industry. Credit is extended based on evaluation of a customer's financial condition and, generally, collateral is not required. Accounts receivable are due within 30 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company creates an allowance for accounts receivable when they become uncollectible, despite best efforts to collect.

3. Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all cash accounts which are not subject to withdrawal restrictions or penalties, and certificates of deposit with original maturities of ninety days or less to be cash or cash equivalents.

4. Equipment and Software

Equipment and purchased software are stated at cost. Depreciation is provided under various methods based upon the estimated useful lives of the assets, with such lives ranging from one to four years.

5. Income Taxes

The Company accounts for income taxes pursuant to Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), "Accounting for Income Taxes." SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Future tax benefits, such as net operating loss carryforwards, are recognized to the extent that realization of these benefits is considered to be more likely than not.

6. Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Although actual results could differ from those estimates, in the opinion of management such estimates would not materially affect the financial statements.

7. Prepaid Immigration Fees

Legal costs and other recruitment charges incurred to obtain visas and other required immigration papers for recruits, and for employees are included in prepaid expenses. These charges are amortized over the lesser of two years or the expected employment period of the employees.

8. Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

9. Advertising Costs

Advertising costs are expensed as incurred. Advertising expense totaled $13,000 and $20,000 for the years ended March 31, 2003 and 2002, respectively.

10. Long-Lived Assets

As of January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 144 ("SFAS No. 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Accordingly, whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable, the Company assesses the recoverability of the asset. The adoption of SFAS No. 144 had no effect on the Company.

NOTE C - RELATED PARTY TRANSACTIONS

The Company enters into various transactions with its parent and other group companies as follows :

	Year ended March 31, 2003 US$	Year ended March 31, 2002 US$
Transactions with Infotech UK		
Funding advanced	—	100,000
Interest charged on funding*	**73,871**	111,893
Management expenses	—	4,227
Other	—	5,993
Transactions with Infotech India		
Fees for project consultations	**658,011**	8,421
Project/other expenses reimbursements	—	12,884
Recovery of marketing fees	**850,000**	200,000

*Interest rate was 8% from April to December 2001 and 7% from January 2002 to March 2003.

Funding provided by Infotech UK was repayable on demand with interest payable at base rate plus 3% over and above the base rate per annum. Amounts due to Infotech UK were payable in pounds sterling pursuant to a loan agreement dated December 31, 2001, and were fully repaid during fiscal year 2003. Any gains or losses resulting from the translation of the liability at the year-end exchange rate are recognized in the statement of operations and retained earnings (deficit).

On January 15, 2002, ITC Infotech India Ltd. and ITC Infotech (USA), Inc. entered into a marketing agreement. The Company received $850,000 related to this agreement during the current year (2002 - $200,000) and these funds are shown as an expense recovery on the statement of operations and retained earnings (deficit).

Infotech India extended credit to the Company, as per commercial practices, for the remittance of its fees towards project consultation services.

At March 31, 2003, the Company has advanced an officer of the Company $15,000.

NOTE D - ACCOUNTS RECEIVABLE

Accounts receivable consist of trade accounts receivables.

NOTE D - ACCOUNTS RECEIVABLE *(Contd.)*

Changes in the Company's allowance for doubtful accounts in 2003 and 2002 are as follows :

	2003 US$	2002 US$
Beginning balance	**12,700**	—
Bad debt expense	**125,700**	24,000
Accounts written off	—	(11,300)
Recoveries	**(4,400)**	—
Ending balance	**134,000**	12,700

NOTE E - COMMITMENTS AND CONTINGENT LIABILITIES

1. **Leases**

The Company leases office space and an apartment under noncancelable operating leases expiring in 2004 through 2006. One of the leases contains a renewal option that allows the Company to extend the lease term for five years. Total rent expense under these leases was $106,876 and $91,271 for the years ended March 31, 2003 and 2002, respectively.

In addition, the Company has entered into various noncancelable operating leases for the rental of computer and office equipment.

The future minimum lease payments at March 31, 2003 are as follows :

	Offices $	Transit accommo-dation $	Equipment $	Total $
2004	88,000	20,000	27,000	135,000
2005	74,000		4,000	78,000
2007	32,000			32,000
Total minimum lease payments	194,000	20,000	31,000	245,000

2. **Litigation**

In addition to the foregoing, the Company is involved from time to time in various claims and lawsuits in the ordinary course of business, none of which is expected, either singly or in the aggregate, to have a material effect on the Company.

NOTE F - INCOME TAXES

	Year ended March 31, 2003 US$	Year ended March 31, 2002 US$
The provision (benefit) for income taxes consisted of :		
Current tax provision		
U.S. Federal expense (refunds)	—	(61,998)
State and local	**3,449**	2,230
	3,449	(59,768)

The Company's effective income tax rate differs from the statutory rate because the Company has had only certain "minimum tax" obligations in 2003 and 2002, and the Company has recorded a valuation allowance for all deferred tax benefits in 2003 and 2002.

Income taxes paid were $3,449 and $2,230 during 2003 and 2002, respectively. Deferred tax assets and liabilities consisted of the following:

	2003 US$	2002 US$
Deferred tax assets :		
Net operating losses	**1,311,000**	1,172,000
Others	**18,000**	20,000
Valuation allowance	**(1,329,000)**	(1,192,000)
Net deferred tax asset	—	—

At March 31, 2003, the Company had net operating loss carryforwards ("NOLs"), for Federal income tax purposes, of approximately $3,307,000 available to offset future taxable income, which expire by the year 2023. The Company has total deferred tax assets of approximately $1,329,000, consisting primarily of the benefit of the NOLs. Based upon the inherent uncertainty associated with realizing the benefits of the NOLs (particularly in the context of the volatility of the IT industry in the United States), the Company has considered it prudent to establish a valuation allowance against these benefits for the full amount. The Tax Reform Act of 1986 enacted a complex set of rules (Internal Revenue Code Section 382) limiting the utilization of NOLs to offset future taxable income following a corporate "ownership change." Generally, this occurs when there is a greater than 50 percentage point change in ownership at the parent company level. Accordingly, such change could limit the amount of NOLs available in a given year. Management does not believe any such change in ownership has occurred.

Operating loss carryforwards ("NOLs") for Federal income tax purposes will expire as follows :

2020	$ 406,000
2021	648,000
2022	1,895,000
2023	358,000
	$ 3,307,000

NOTE G - EQUITY

During fiscal year 2003, the number of shares that the Company is authorized to issue was increased to 50,000. Also during the year, the company issued 8,000 shares of common stock for $1.8 million, thereby increasing the number of issued shares to 40,000.

NOTE H - CONCENTRATION OF CUSTOMER SALES

A significant portion of the Company's sales are to several key customers, some of which are also agencies providing software consulting services to commercial entities and software developers. Two such key customers accounted for approximately 40% and four key customers accounted for approximately 28% of the Company's net sales for the years ended March 31, 2003 and 2002, respectively. Accounts receivable from two different customers approximated 41% (28% and 13%) of total accounts receivable at March 31, 2003. Accounts receivable from three different customers approximated 49% (13%, 22% and 14%) of total accounts receivable at March 31, 2002.

On behalf of the Board

S. Verma *Director*

25th April, 2003

P. Ahuja *President*

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
ITC Infotech (USA), Inc.

We have audited the accompanying balance sheets of ITC Infotech (USA), Inc. as of March 31, 2003 and March 31, 2002, and the related statements of operations and retained earnings (accumulated deficit), and cash flows for the years then ended . These financial statements are the responsibility of the management of ITC Infotech (USA), Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards applicable in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ITC Infotech (USA), Inc. as of March 31, 2003 and March 31, 2002, and the results of its operations and its cash flows for the years ended in conformity with generally accepted accounting principles applicable in the United States of America.

Grant Thornton LLP
Edison, New Jersey
April 25, 2003

REPORT OF THE DIRECTORS FOR THE FINANCIAL YEAR ENDED 31ST MARCH, 2003

1. The Directors hereby submit their Report and Accounts for the financial year ended 31st March, 2003.

2. **PERFORMANCE OF THE COMPANY**

   The overall performance of the Company has been satisfactory, despite the continuing soft interest rate regime and the generally depressed business environment. The Company continues to pursue its conservative risk management policy, and there was no change in the Company's strategic direction during the year under review.

   The summarised financial results, are as under :

The net profit for the financial year ended 31st March, 2003, after deducting all charges and expenses and providing for taxation amounts to	Rs.12,57,11,969/-
to which profit brought forward from last year is added	Rs.33,25,82,295/-
making a balance of	Rs.45,82,94,264/-

   which the Directors recommend be carried forward.

3. **DIRECTORS**

   In accordance with the provisions of Article 144 of the Articles of Association of the Company, M/s Krishnamoorthy Vaidyanath and Prodipto Banerjea will retire by rotation at the ensuing Annual General Meeting, and being eligible, offer themselves for re-appointment.

4. **DIRECTORS' RESPONSIBILITY STATEMENT**

   As per the provisions of Section 217 (2AA) of the Companies Act, 1956, the Directors confirm having : -

   i) followed in the preparation of the Annual Accounts, the applicable Accounting Standards and there are no material departures;

   ii) selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year, and of the profit of the Company for that period;

   iii) taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956, for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

   iv) prepared the Annual Accounts on a going concern basis.

5. **COUNTER OFFER TO THE SHAREHOLDERS OF VST INDUSTRIES LIMITED**

   As stated in the Report of the Directors last year, a suit was filed by an individual in the High Court at Calcutta, seeking an injunction against the Counter Offer to the shareholders of VST Industries Limited, made in accordance with the Securities and Exchange Board of India (Substantial Acquisition of Shares & Takeovers) Regulations, 1997, as a competitive bid, pursuant to a Public Offer made by an Acquirer, which closed on 13th June, 2001.

   The High Court at Calcutta while, refusing to grant such an injunction, instructed that the acquisition of shares pursuant to the Counter Offer by the Company and the other Acquirer, would be subject to the final Order of the High Court, which is still awaited. Similar suits filed by an individual and two shareholders, in the High Courts of Delhi at New Delhi and Andhra Pradesh at Hyderabad, had earlier been dismissed by the respective High Courts.

6. **CERTIFICATE OF REGISTRATION FROM THE RESERVE BANK OF INDIA**

   The Company, in response to its application, received, during the year under review, the Certificate of Registration, from the Reserve Bank of India, Kolkata, to carry on the business of a non-banking financial institution without accepting public deposits.

7. **NON-BANKING FINANCIAL COMPANIES PRUDENTIAL NORMS (RESERVE BANK) DIRECTIONS, 1998 ('NBFC REGULATIONS')**

   In terms of paragraph 9BB of the NBFC Regulations, the particulars as applicable to the Company, are appended to the Balance Sheet.

8. **REGISTRATION WITH THE ASSOCIATION OF MUTUAL FUNDS IN INDIA**

   During the year under review, the Company enrolled with the Association of Mutual Funds as an "AMFI Registered Mutual Fund Advisor", in accordance with SEBI Circular No. MFD/CIR/20/23230/2002 dated 28th November, 2002, issued under Regulation 77 of SEBI (Mutual Funds) Regulations, 1996.

9. **SUBSIDIARY**

   Particulars as required under Section 212 of the Companies Act, 1956, in respect of Greenacre Holdings Limited, a wholly owned subsidiary of the Company, has been annexed to the Accounts of the Company.

10. **PARTICULARS OF EMPLOYEES**

    None of the Company's employees is covered by the provisions of Section 217(2A) of the Companies Act, 1956, read with Companies (Particulars of Employees) Rules, 1975.

11. **AUDITORS**

    The Auditors, M/s S.B. Billimoria & Co., Chartered Accountants, retire at the ensuing Annual General Meeting of the Company and, being eligible, offer themselves for re-appointment.

12. **CONSERVATION OF ENERGY, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNINGS AND OUTGO**

    Considering the nature of business of the Company, no comment is required on conservation of energy and technology absorption. There has been no foreign exchange income or outflow during the year under review.

29th April, 2003
Virginia House
37 J. L. Nehru Road
Kolkata 700 071

On behalf of the Board

R. Tandon *Director*
S. Bandyopadhyay *Director*

AUDITORS' REPORT TO THE MEMBERS OF RUSSELL CREDIT LIMITED

1. We have audited the attached Balance Sheet of **Russell Credit Limited** as at 31st March, 2003, the Profit and Loss Account of the Company for the year ended on that date and the Cash Flow Statement for the year ended on that date, both annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Manufacturing and Other Companies (Auditor's Report) Order 1988 issued by the Company Law Board in terms of Section 227 (4A) of the Companies Act, 1956, we give in the annexure, a statement on the matters specified on paragraphs 4 and 5 of the said Order, to the extent applicable to the Company.

4. Further to our comments in the Annexure referred to above :

   i) we have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;

   ii) in our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books;

   iii) the Balance Sheet and the Profit and Loss Account dealt with by this report are in agreement with the books of account;

   iv) in our opinion, the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report are in compliance with the Accounting Standards referred to in Section 211 (3C) of the Companies Act, 1956;

   v) in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956 in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India :

      a) in the case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2003;

      b) in the case of the Profit and Loss Account, of the Profit of the Company for the year ended on that date;

      c) in the case of the Cash Flow Statement, of the Cash Flows for the year ended on that date.

5. According to the information and explanations given to us and on the basis of the written representations received from the Directors as on 31st March, 2003, taken on record by the Board of Directors, none of the Directors is disqualified as at 31st March, 2003 from being appointed as a Director under Section 274(1)(g) of the Companies Act, 1956.

For S. B. Billimoria & Co.
Chartered Accountants

K. Rajasekhar
Partner

Kolkata, 29th April, 2003

ANNEXURE TO THE AUDITORS' REPORT

(Referred to in our report of even date attached)

1. The Company has maintained proper records showing full particulars including quantitative details and location of fixed assets. As explained to us, all assets used for own purposes were physically verified by the Management in accordance with a phased programme of verification, the frequency of which is reasonable. To the best of our knowledge, no discrepancies were noticed on such verification. In respect of leased assets, the Company has a system of obtaining confirmation letters from the lessees regarding the existence and condition of such assets.
2. None of the fixed assets has been revalued during the year.
3. The Company has not taken any loans, secured or unsecured from companies, firms or other parties listed in the Register maintained under Section 301 of the Companies Act, 1956 or from companies under the same management within the meaning of the erstwhile Section 370(1B) of the Companies Act, 1956.
4. The Company has not granted any loans, secured or unsecured to companies, firms or other parties listed in the Register maintained under Section 301 of the Companies Act, 1956. The Company has granted an interest free loan to a company under the same management within the meaning of the erstwhile Section 370 (1B) of the Companies Act, 1956 and the terms and conditions of such loan are prima facie not prejudicial to the interests of the Company.
5. In respect of loans and advances in the nature of loans given by the Company, the repayment of principal amounts and payment of interest, where applicable, have been regular.
6. In our opinion and according to the information and explanations given to us, there are reasonable internal control procedures commensurate with the size of the Company and the nature of its business in respect of purchase of equipment and other assets.
7. According to the Register maintained under Section 301 of the Companies Act, 1956, there were no transactions of purchases or services rendered in pursuance of contracts or arrangements entered therein.
8. The Company has not accepted deposits from the public.
9. In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.
10. According to the records of the Company examined by us, there were no undisputed amounts payable in respect of income-tax, wealth tax and sales tax outstanding as at 31st March, 2003 for a period of more than six months from the date they became payable.
11. According to the information and explanations furnished to us and the records of the Company examined by us, no personal expenses have been charged to revenue account other than those payable under contractual obligations or in accordance with generally accepted business practice.
12. The Company has not granted any loans or advances on the basis of security by way of pledge of shares, debentures and other securities.
13. The provisions of any special statute applicable to chit fund, nidhi or mutual benefit society are not applicable to the Company.
14. The Company has maintained proper records of transactions and contracts in respect of its dealing in shares and securities and timely entries have been made therein. The Company's investments are held in its own name.
15. The Company is not an industrial company and hence the provisions of the Sick Industrial Companies (Special Provisions) Act, 1985 are not applicable.

For S. B. Billimoria & Co.
Chartered Accountants

K. Rajasekhar
Partner

Kolkata, 29th April, 2003

BALANCE SHEET AS AT 31ST MARCH, 2003

	Schedule	(Rs.)	As at 31st March, 2003 (Rs.)	(Rs.)	As at 31st March, 2002 (Rs.)
I. SOURCES OF FUNDS					
1. Shareholders' Funds					
(a) Share Capital	1	6,46,47,87,370		6,46,47,87,370	
(b) Reserves and Surplus	2	48,70,61,709	6,95,18,49,079	36,13,49,740	6,82,61,37,110
2. Loan Funds					
Unsecured Loans	3		—		56,62,00,000
Total			6,95,18,49,079		7,39,23,37,110
II. APPLICATION OF FUNDS					
1. Fixed Assets	4	2,21,54,694		2,21,54,694	
Less : Depreciation		2,21,54,694	—	2,21,53,058	1,636
2. Investments	5		5,47,53,65,674		5,46,52,42,505
3. Current Assets, Loans and Advances	6				
a) Current Assets		1,47,39,51,691		1,83,61,78,865	
b) Loans and Advances		75,01,454		9,67,31,795	
		1,48,14,53,145		1,93,29,10,660	
Less : Current Liabilities and Provisions	7	51,60,833		60,05,366	
Net Current Assets			1,47,62,92,312		1,92,69,05,294
4. Deferred Tax Asset			1,91,093		1,87,675
Total			6,95,18,49,079		7,39,23,37,110
Notes forming part of the Accounts	14				
Significant Accounting Policies	15				

The Schedules referred to above form an integral part of the Balance Sheet.

As per our Report of even date attached.

For S. B. Billimoria & Co.
Chartered Accountants

K Rajasekhar
Partner

Kolkata, 29th April, 2003

On behalf of the Board

R. Tandon *Director*
S. Bandyopadhyay *Director*
J. Guha *Secretary*

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2003

	Schedule	For the year ended 31st March, 2003 (Rs.)	(Rs.)	For the year ended 31st March, 2002 (Rs.)	(Rs.)
I. INCOME					
Profit on Sale of Stock-in-trade (Net)	8	3,52,26,535		6,27,219	
Interest		11,88,98,806		10,87,29,844	
Dividend		1,06,79,595		1,21,99,803	
Brokerage		3,51,81,026		27,45,347	
Lease and Other Rentals		15,04,536		15,31,993	
Others	9	31,25,206	20,46,15,704	5,65,649	12,63,99,855
			20,46,15,704		12,63,99,855
II. EXPENDITURE					
Financial Charges and Operating Expenses	10		3,16,212		1,10,94,677
Payments to and Provisions for Employees	11		15,28,395		16,40,462
Establishment and Other Expenses	12		19,45,142		20,96,989
Auditors' Remuneration - Audit Fees		68,250		42,000	
- Other Services		44,100	1,12,350	—	42,000
Depreciation			1,636		1,785
Miscellaneous Expenditure Written Off			—		68,27,443
			39,03,735		2,17,03,356
III. PROFIT BEFORE TAXATION			20,07,11,969		10,46,96,499
Provision for Taxation					
— Current Tax		7,50,03,418		3,11,07,665	
— Deferred Tax		(3,418)	7,50,00,000	(1,07,665)	3,10,00,000
IV. PROFIT AFTER TAXATION			12,57,11,969		7,36,96,499
Balance Brought Forward from previous year			33,25,82,295		25,88,85,796
V. BALANCE CARRIED FORWARD			45,82,94,264		33,25,82,295
Notes forming part of the Accounts	14				
Significant Accounting Policies	15				

The Schedules referred to above form an integral part of the Profit and Loss Account.

As per our Report of even date attached.

For S. B. Billimoria & Co.
Chartered Accountants

K. Rajasekhar
Partner

Kolkata, 29th April, 2003

On behalf of the Board

R. Tandon *Director*
S. Bandyopadhyay *Director*
J. Guha *Secretary*

CASH FLOW STATEMENT

	For the year ended 31st March, 2003 (Rs.)	For the year ended 31st March, 2002 (Rs.)
A. NET PROFIT BEFORE TAX	20,07,11,969	10,46,96,499
Adjustments for :		
Depreciation	1,636	1,785
Miscellaneous Expenditure Written Off	—	68,27,443
Provision for Retirement Benefits	9,300	3,01,583
Income from Long Term Investments	(1,06,79,595)	(21,60,861)
Loss on Sale of Long Term Investments	1,223	—
Operating Profit Before Working Capital Changes	19,00,44,533	10,96,66,449
Adjustments for :		
Sundry Debtors	(48,93,098)	—
Stock-in-Trade	(1,33,24,43,101)	(46,32,521)
Sundry Creditors	(3,95,611)	(40,68,387)
Loans Given	2,00,00,000	46,09,00,000
Cash Generated from Operations	(1,12,76,87,277)	56,18,65,541
Income Tax Paid	57,41,416	2,29,04,572
Net Cash from Operating Activities	(1,13,34,28,693)	53,89,60,969
B. CASH FLOW FROM INVESTING ACTIVITIES :		
Purchase of Long Term Investments	(1,02,42,980)	(27,77,06,835)
Sale of Long Term Investments	1,18,588	1,27,45,89,376
Income from Long Term Investments	1,06,79,595	21,60,861
Net Cash used in Investing Activities	5,55,203	99,90,43,402
C. CASH FLOW FROM FINANCING ACTIVITIES :		
Receipt /(Repayment) of Loans-Net	(56,62,00,000)	(17,50,00,000)
(Increase)/Decrease in Advances	(31,661)	10,43,334
(Increase)/Decrease in other Current Assets	4,66,286	9,47,49,226
Increase/(Decrease) in other Current Liabilities	(4,58,222)	(6,85,987)
Net Cash Flow used in Financing Activities	(56,62,23,597)	(7,98,93,427)
NET INCREASE IN CASH AND CASH EQUIVALENTS	(1,69,90,97,087)	1,45,81,10,944
OPENING CASH AND CASH EQUIVALENTS	1,82,78,28,569	36,97,17,625
CLOSING CASH AND CASH EQUIVALENTS	12,87,31,482	1,82,78,28,569

As per our Report of even date attached.

For S. B. Billimoria & Co.,
Chartered Accountants

K. Rajasekhar
Partner

Kolkata, 29th April 2003

On behalf of the Board

R. Tandon *Director*
S. Bandyopadhyay *Director*
J. Guha *Secretary*

SCHEDULES TO THE ACCOUNTS

SCHEDULE 1 - SHARE CAPITAL

	As at 31st March, 2003 (Rs.)	As at 31st March, 2002 (Rs.)
Authorised :		
70,00,00,000 Equity Shares of Rs. 10/- each	**7,00,00,00,000**	7,00,00,00,000
	7,00,00,00,000	7,00,00,00,000
Issued, Subscribed and Paid up :		
59,74,54,177 Equity Shares of Rs. 10/- each, fully paid up (of the above, 59,74,04,170 Equity Shares allotted for consideration other than cash pursuant to a Scheme of Amalgamation)	**5,97,45,41,770**	5,97,45,41,770
7,54,22,400 Equity Shares of Rs. 10/- each, Rs. 6.50 per share paid up (Equity Shares allotted for consideration other than cash pursuant to a Scheme of Amalgamation)	**49,02,45,600**	49,02,45,600
	6,46,47,87,370	6,46,47,87,370

(All the above shares are held by the Holding Company, ITC Limited)

SCHEDULE 2 - RESERVES AND SURPLUS

	As at 31st March, 2003 (Rs.)	As at 31st March, 2002 (Rs.)
Capital Reserve	**2,87,67,445**	2,87,67,445
Profit and Loss Account	**45,82,94,264**	33,25,82,295
	48,70,61,709	36,13,49,740

SCHEDULE 3 - UNSECURED LOANS

Loan from the Holding Company, ITC Limited	—	56,62,00,000
	—	56,62,00,000

SCHEDULE 4 - FIXED ASSETS (LEASED)

	Original Cost as at 1st April, 2002 (Rs.)	**Original Cost as at 31st March, 2003 (Rs.)**	Depreciation up to 31st March, 2002 (Rs.)	**Depreciation for the year (Rs.)**	**Depreciation up to 31st March, 2003 (Rs.)**	**Net Book Value as at 31st March, 2003 (Rs.)**
Plant & Machinery*	2,21,54,694	**2,21,54,694**	2,21,53,058	**1,636**	**2,21,54,694**	—
Previous Year	2,21,54,694	2,21,54,694	2,21,51,273	1,785	2,21,53,058	1,636

Notes :

* Includes assets used for own purposes : Gross : Rs. 7,140/- (31-3-2002 : Rs. 7,140/-)
Net : Rs. NIL (31-3-2002 : Rs. 1,636/-)

In respect of own assets, depreciation has been charged under Straight Line Method at the rate of 25% per annum. Leased Assets are depreciated over the primary period of the Lease.

SCHEDULE 5 - INVESTMENTS AT COST (LONG TERM)

	As at 31st March, 2003 Number	As at 31st March, 2003 Value (Rs.)	As at 31st March, 2002 Number	As at 31st March, 2002 Value (Rs.)
A. UNQUOTED				
Subsidiary Company				
1. Equity Shares of Rs. 10/- each, of Greenacre Holdings Ltd., fully paid up	**3,30,60,166**	**33,10,33,674**	3,30,60,166	33,10,33,674
Others				
2. Equity Shares of Rs. 10/- each, of Russell Investments Ltd., fully paid up	**42,75,435**	**4,27,56,850**	42,75,435	4,27,56,850
3. Equity Shares of Rs. 10/- each, of Peninsular Investments Ltd., fully paid up	**40,64,875**	**4,06,51,738**	40,64,875	4,06,51,738
4. Equity Shares of Rs. 10/- each, of Minota Aquatech Ltd., fully paid up	**14,80,000**	**14,80,000**	14,80,000	14,80,000
5. Equity Shares of Rs. 10/- each, of Newdeal Finance and Investment Ltd., fully paid up	**28,81,200**	**2,88,13,440**	28,81,200	2,88,13,440
6. Equity Shares of Rs. 10/- each, of Megatop Financial Services and Leasing Ltd., fully paid up	**31,16,400**	**3,11,65,440**	31,16,400	3,11,65,440
7. Class 'G' Shares of Rs. 48,000/- each, of Lotus Court Pvt. Ltd., fully paid up	**2**	**2,34,00,000**	2	2,34,00,000
8. Equity Shares of Rs. 100/- each, of Adyar Property Holding Co. Ltd., Rs. 65/- per share, paid up	**311**	**43,86,50,000**	311	43,86,50,000
9. 7% Unsecured Debenture Stock of Rs. 100/- each, of Royal Calcutta Golf Club, fully paid up	—	—	1,000	1,01,000
10. Equity Shares of Rs. 10/- each, of Classic Infrastructure & Development Ltd., fully paid up	**37,50,000**	**3,76,88,280**	37,50,000	3,76,88,280
11. Non-Cumulative, Non-Participating, Non-Voting Preference Shares of Rs. 1,00,00,000/- each, of ICICI Bank Ltd., fully paid up	**350**	**3,50,00,00,000**	350	3,50,00,00,000
		4,47,56,39,422		4,47,57,40,422
B. QUOTED				
1. Equity Shares of Rs. 10/- each, of ITC Hotels Ltd., fully paid up	**2,50,002**	**1,98,59,047**	2,50,002	1,98,59,047
2. Equity Shares of Rs. 10/- each, of Agro Tech Foods Ltd., fully paid up	**40,85,800**	**53,72,82,700**	40,85,800	53,72,82,700
3. Equity Shares of Rs. 10/- each, of International Travel House Ltd., fully paid up	**36,26,633**	**21,21,58,031**	36,26,633	21,21,58,031
4. Equity Shares of Rs. 10/- each, of VST Industries Ltd., fully paid up	**16,20,774**	**23,04,26,474**	15,45,142	22,02,02,305
		99,97,26,252		98,95,02,083
Total (A+B)		**5,47,53,65,674**		5,46,52,42,505

Market Value of Quoted Investments : 31-03-2003 - Rs. 43,59,76,598/- (31-03-2002 - Rs. 58,94,77,818/-)

SCHEDULES TO THE ACCOUNTS (Contd.)

SCHEDULE 6 - CURRENT ASSETS, LOANS AND ADVANCES

	As at 31st March, 2003 (Rs.)	As at 31st March, 2003 (Rs.)	As at 31st March, 2002 (Rs.)	As at 31st March, 2002 (Rs.)
A. CURRENT ASSETS				
Stock-in-Trade (Schedule – 13)		1,34,00,00,004		75,56,903
Sundry Debtors (Unsecured - Considered Good) Others	48,93,098	48,93,098	—	—
Cash and Bank Balances				
Balance with Scheduled Banks				
— On Current Account	27,31,482		1,48,28,09,868	
— On Deposit Account	12,60,00,000		34,50,00,000	
Cheques in Hand	—	12,87,31,482	18,701	1,82,78,28,569
Other Current Assets (Unsecured – Considered Good)				
Deposits	43,000		43,000	
Interest Accrued	32,890		4,86,274	
Other Assets	2,51,217	3,27,107	2,64,119	7,93,393
Total		1,47,39,51,691		1,83,61,78,865
B. LOANS AND ADVANCES (Unsecured, Considered Good)				
Loans to Subsidiary (Refer Note 5 of Schedule 14)		—		2,00,00,000
Advance Tax (Net of Provisions)		74,13,127		7,66,75,129
Staff Advance		88,327		56,666
Total		75,01,454		9,67,31,795

SCHEDULE 7 - CURRENT LIABILITIES AND PROVISIONS

	As at 31st March, 2003 (Rs.)	As at 31st March, 2002 (Rs.)
CURRENT LIABILITIES		
Sundry Creditors for Supplies and Expenses		
– Total Outstanding dues of Creditors other than Small Scale Industrial Undertaking(s)	—	3,95,611
Security Deposits	39,51,284	42,12,641
Others	5,74,549	7,71,414
	45,25,833	53,79,666
PROVISIONS		
Provision for Retirement Benefits	6,35,000	6,25,700
	6,35,000	6,25,700
	51,60,833	60,05,366

SCHEDULE 8 - PROFIT ON SALE OF STOCK-IN-TRADE (NET)

	For the year ended 31st March, 2003 (Rs.)	For the year ended 31st March, 2002 (Rs.)
Sales	13,12,05,53,786	1,17,96,99,265
Less : Purchases	14,41,77,70,352	1,18,37,04,567
	(1,29,72,16,566)	(40,05,302)
Add/Less: Increase/(Decrease) in Closing Stock-in-Trade	1,33,24,43,101	46,32,521
Profit on Sale of Stock-in-Trade	3,52,26,535	6,27,219

SCHEDULE 9 - OTHER INCOME

	For the year ended 31st March, 2003 (Rs.)	For the year ended 31st March, 2002 (Rs.)
Recovery of Bad Debts Written Off in earlier years	3,00,000	—
Miscellaneous Income	28,25,206	5,65,649
	31,25,206	5,65,649

SCHEDULE 10 - FINANCIAL CHARGES AND OPERATING EXPENSES

	For the year ended 31st March, 2003 (Rs.)	For the year ended 31st March, 2002 (Rs.)
Interest - Others	2,15,673	—
Bank, Custodial and Depository Charges	38,389	3,54,080
Professional and Legal Fees	62,150	93,74,808
Others	—	13,65,789
	3,16,212	1,10,94,677

SCHEDULE 11 - PAYMENTS TO AND PROVISIONS FOR EMPLOYEES

	For the year ended 31st March, 2003 (Rs.)	For the year ended 31st March, 2002 (Rs.)
Salaries and Wages, including Bonus	15,01,567	13,33,644
Provision for Retirement Benefits	9,300	3,01,583
Staff Welfare Expenses	17,528	5,235
	15,28,395	16,40,462

SCHEDULE 12 - ESTABLISHMENT AND OTHER EXPENSES

	For the year ended 31st March, 2003 (Rs.)	For the year ended 31st March, 2002 (Rs.)
Rent, Repairs and Maintenance	4,54,090	1,49,704
Travelling and Conveyance	5,84,473	6,78,462
Rates and Taxes	30,790	58,197
Communication Expenses	75,205	1,94,843
Printing, Stationery and Periodicals	38,315	1,58,730
Loss on Sale of Long Term Investments	1,223	—
Miscellaneous	7,61,046	8,57,053
	19,45,142	20,96,989

SCHEDULES TO THE ACCOUNTS (Contd.)

SCHEDULE 13 - STOCK-IN-TRADE (at lower of cost and fair value)

Particulars	**As at 31st March, 2003 Quantity**	**Value (Rs.)**	**As at 31st March, 2002 Quantity**	**Value (Rs.)**
Equity Shares of Rs. 10/- each, fully paid up				
Mark Auto India Ltd.	40,000	1	40,000	40,000
Patheja Brothers Forgings and Stampings Ltd.	50,000	1	50,000	1
Jind Textiles Ltd.	5,00,000	1	5,00,000	1
Taib Capital Corporation Ltd.	2,45,000	1	2,45,000	24,50,000
		4		24,90,002
Units of Rs.10/- (31.03.2002 - Rs.1,000/-) each, fully paid up				
JM Income Fund - Growth Plan - Growth Option	2,89,31,956	70,00,00,000	—	—
K Bond Unit Scheme 99 Institutional Plan - Growth	4,08,36,120	64,00,00,000	—	—
Pioneer ITI Treasury Management Account - Growth Option	—	—	3,611	50,66,901
		1,34,00,00,000		50,66,901
Total		1,34,00,00,004		75,56,903

SCHEDULE 14 - NOTES FORMING PART OF THE ACCOUNTS

1. Uncalled liability on partly paid up shares : Rs. 10,885/- (31.3.2002 - Rs. 10,885/-)
2. Dividend income of Rs. 1,06,79,595/- (31.3.2002 - Rs. 21,60,861/-) is from long term investments.
3. Interest income includes Rs. 14,000/- (31.3.2002 - Rs. 5,432/-) from long term investments, and Rs. 28,89,778/- (31.3.2002 - Rs. Nil) on advance payment of taxes
4. Income from interest, brokerage and other income are stated gross. The amount of income tax deducted thereon is Rs. 2,68,94,962/- (31.3.2002 - Rs. 2,26,61,350/-)
5. Loans and Advances include interest free intercorporate loan of Rs. Nil (31.3.2002 - Rs. 2,00,00,000/-) to Greenacre Holdings Limited. The maximum indebtedness during the year was Rs. 2,00,00,000/- (31.03.2002 - Rs. 2,00,00,000/-).

   Loans and Advances further include interest bearing loans to associates. The balance as at the year end is nil. The maximum indebtedness during the year was Rs. 41,14,00,000/- (31-3-2002 - Rs. 38,49,00,000/-) from Megatop Financial Services and Leasing Limited, Rs. 40,87,00,000/- (31.3.2002 - Rs. 37,78,00,000/-) from Newdeal Finance & Investment Limited, Rs. 41,89,00,000/- (31.3.2002 - Rs. 39,75,00,000/-) from Peninsular Investments Limited and Rs. 36,79,00,000/- (31.3.2002 - Rs.34,53,00,000/-) from Russell Investments Limited.
6. Deferred Tax Asset is attributable to provision for retirement benefits.
7. Managerial Remuneration :
   Salaries - Rs. 6,92,148/- (31.3.2002 - Rs. 6,22,884/-)
   Other Benefits - Rs. 1,57,850/- (31.3.2002 - Rs. 1,23,967/-)
8. The status of the suit filed by an individual in the High Court at Calcutta, seeking an injunction against the Company's Counter Offer to the shareholders of VST Industries Limited, is outlined in the current year's Report of the Directors.
9. Segment Reporting - The Company operates in a single business segment, and hence no further disclosure is being made.
10. Related Parties Disclosures :
    a) Relationships :
       Holding Company – ITC Limited
       Subsidiary Company – Greenacre Holdings Limited
       Other Related Parties with whom the Company had transactions, etc. –
       Fellow Subsidiaries – ITC Hotels Limited
       Srinivasa Resorts Limited
       Associate Companies – International Travel House Limited
       Megatop Financial Services and Leasing Limited
       Newdeal Finance & Investment Limited
       Peninsular Investments Limited
       Russell Investments Limited
       Key Management Personnel –
       Mr. K. Vaidyanath – Chairman of the Board (Non-Executive)
       Mr. S. Bandyopadhyay – Non-Executive Director
       Mr. P. Banerjea – Non-Executive Director
       Mr. B. B. Chatterjee – Non-Executive Director
       Mr. R. Tandon – Non-Executive Director
       Ms. J. Guha – Manager & Secretary
    b) Disclosure of transactions between the Company and related parties and the status of outstanding balances as on 31st March, 2003 :

Particulars	**2002-03 Rs.**	**2001-02 Rs.**
Holding Company :		
Income		
Lease rentals	14,88,000	14,88,000
Miscellaneous income	2,73,013	2,09,246
Expenses		
Rent, Repairs & Maintenance	4,54,090	1,49,704
Professional fees	—	13,000
Travelling	61,668	—
Miscellaneous	5,835	—
Balances as on 31st March, 2003		
Deposit Received	12,00,000	12,00,000
Payables	17,165	11,065
Interest free Intercorporate Loan received	Nil	56,62,00,000
Maximum amount outstanding during the year	3,99,62,00,000	1,49,12,00,000
Subsidiary Company		
Balances as on 31st March, 2003		
Interest free Intercorporate Loan given	Nil	2,00,00,000
Maximum amount outstanding during the year	2,00,00,000	2,00,00,000
Fellow Subsidiary		
Income		
Dividend	—	2,50,002
Expense		
Travelling	16,062	13,518
Miscellaneous	7,506	—
Associates		
Income		
Interest income	9,88,63,724	9,02,13,970
Dividend	36,26,638	18,13,319
Expense		
Travelling	2,99,127	3,73,946
Miscellaneous	11,662	—
Balances as on 31st March, 2003		
Interest bearing Intercorporate Loans given	Nil	Nil
Maximum amount outstanding during the year	1,60,69,00,000	1,47,92,00,000

SCHEDULES TO THE ACCOUNTS (Contd.)

11. Figures for the previous year have been regrouped / re-arranged wherever necessary.

SCHEDULE 15 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Financial Statements are prepared on accrual basis under the historic cost convention.

Fixed Assets

Fixed Assets are stated at cost including any incidental acquisition expenses.

Depreciation

Depreciation is provided at appropriate rates so as to amortise the cost of the assets over their estimated useful life.

Investments

Investments are stated at cost. However, suitable provisions are considered for permanent diminution, if any, in value of investments. Income from Investments is included together with the related tax credit, if any, in the Profit and Loss Account.

Stock-in-trade

To comply with the Prudential Norms prescribed by the Reserve Bank of India for Non-Banking Financial Companies, stock-in-trade has been valued at cost or at available market quotation or their fair values, whichever is lower, scrip-wise.

Foreign Currency Liabilities

Foreign Currency Liabilities are restated at the rates ruling at the year end and all exchange gains / losses arising therefrom are adjusted in the Profit and Loss Account except for those covered by forward contract rates where the gains / losses arising from such restatement are recognised over the period of such contracts.

Borrowing Costs

Interest and other costs incurred by the Company in connection with the borrowing of funds are recognised as an expense in the period in which they are incurred unless activities that are necessary to prepare the qualifying asset for its intended use or sale are in progress.

Taxes on Income

Current tax is determined as the amount of tax payable in respect of taxable income for the period.

Deferred tax is recognised, subject to the consideration of prudence, on timing differences, being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods. Deferred tax assets are not recognised unless there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax assets can be realised.

Retirement Benefits

Liability for gratuity benefits and leave encashment, payable to the employees is actuarially determined and provided for.

Lease Rentals

Lease Rentals are accounted for on an accrual basis except in case of lessees in default where accrual is guided by RBI Prudential Norms for Non-Banking Financial Companies.

On behalf of the Board

R. Tandon *Director*
S. Bandyopadhyay *Director*
J. Guha *Secretary*

Kolkata, 29th April, 2003

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE
(As per Schedule VI, Part IV of the Companies Act, 1956)

I. Registration Details

Registration No. 61684 of 1994 State Code 21

Balance Sheet Date 31 (Date) 03 (Month) 2003 (Year)

II. Capital raised during the year (Amount in Rs. Thousands)

Public Issue	Rights Issue
NIL	NIL
Bonus Issue	**Private Placement**
NIL	NIL

III. Position of Mobilisation and Deployment of Funds (Amount in Rs. Thousands)

Total Liabilities	Total Assets
6951849	6951849

Sources of Funds

Paid-up Capital	Reserves & Surplus
6464787 #	487062

Includes 59,74,04,170 Equity Shares of Rs. 10/- each, fully paid up, and 7,54,22,400 Equity Shares of Rs. 10/- each, partly paid up, issued on Amalgamation.

Secured Loans	Unsecured Loans
NIL	NIL

Application of Funds

Net Fixed Assets	Investments
NIL	5475366

Net Current Assets*	Misc. Expenditure
1476483	NIL
Accumulated Losses	
NIL	

* Includes Deferred Tax Asset

IV. Performance of Company (Amount in Rs. Thousands)

Turnover (Net)*	Total Expenditure
204616	3904

* Includes Other Income

+ –	Profit/Loss Before Tax	+ –	Profit/Loss After Tax
✓	200712	✓	125712

(Please tick appropriate box + for profit, – for loss)

Earning Per Share in Rs.	Dividend Rate %
0.19	NIL

V. Generic Names of Three Principal Services of Company

Item Code No. – Not Applicable

Service Description – Investments
– Lending
– Asset Financing

Audit Committee : Mr. K. Vaidyanath, Chairman, M/s. S. Bandyopadhyay, B. B. Chatterjee, Members, Ms. J. Guha, Secretary & Permanent Invitee

SCHEDULE TO THE BALANCE SHEET
of a Non-Banking Financial Company
[as required in terms of Paragraph 9BB of Non-Banking Financial Companies Prudential Norms (Reserve Bank) Directions, 1998]

(Rs. in Lakhs)

Particulars Liabilities Side:	Amount Outstanding	Amount Due
(1) Loans and advances availed by the NBFCs inclusive of interest accrued thereon but not paid	Nil	Nil
(2) Break-up of outstanding public deposits inclusive of interest accrued thereon but not paid	Nil	Nil

Assets Side :	Amount Outstanding
(3) Break-up of Loans and Advances including bills receivables [other than those included in (4) below]	Nil
(4) Break-up of Leased Assets and stock on hire and hypothecation loans counting towards EL/HP activities	Nil
(5) Break-up of Investments :	
Current Investments	
1. Quoted :	
(i) Shares : (a) Equity	Nil
(b) Perference	Nil
(ii) Debentures and Bonds	Nil
(iii) Units of Mutual Funds	1,34,00
(iv) Government Securities	Nil
(v) Others (please specify)	Nil
2. Unquoted :	
(i) Shares : (a) Equity	Nil
(b) Preference	Nil
(ii) Debentures and Bonds	Nil
(iii) Units of Mutual Funds	Nil
(iv) Government Securities	Nil
(v) Others (please specify)	Nil

(Rs. in Lakhs)

Assets Side :	Amount Outstanding
Long Term investments	
1. Quoted :	
(i) Shares : (a) Equity	99,97
(b) Preference	Nil
(ii) Debentures and Bonds	Nil
(iii) Units of Mutual Funds	Nil
(iv) Government Securities	Nil
(v) Others (please specify)	Nil
2. Unquoted :	
(i) Shares : (a) Equity	97,57
(b) Preference	3,50,00
(ii) Debentures and Bonds	Nil
(iii) Units of Mutual Funds	Nil
(iv) Government Securities	Nil
(v) Others (please specify)	Nil
(6) Borrower group-wise classification of all leased assets, stock-on-hire and loans and advances	Nil

(7) Investor group-wise classification of all investments (current and long term) in shares and securities (both quoted and unquoted) :

Category	Market Value/Break up or fair value or NAV	Book Value (Net of Provisions)
1. Related Parties		
(a) Subsidiaries	33,10	33,10
(b) Companies in the same group	1,39	1,98
(c) Other related parties	29,01	39,48
2. Other than related parties	4,27,67	4,72,98
Total	4,91,17	5,47,54

(8) Other Information

Particulars	Amount
(i) Gross Non-Performing Assets	Nil
(ii) Net Non-Performing Assets	Nil
(iii) Assets acquired in satisfaction of debt	Nil

STATEMENT REGARDING SUBSIDIARY COMPANY

Pursuant to Section 212(1) and (3) of the Companies Act, 1956

GREENACRE HOLDINGS LIMITED

(a) Holding Company's Interest :

Entire issued share capital of 3,30,60,166 Equity Shares of Rs. 10/- each, fully paid up

(b) Net aggregate amount of Subsidiary's profits / (losses) not dealt with in the Holding Company's Accounts :

	Rs.
i) For the Subsidiary's financial year ended 31st March, 2003	78,26,521/-
ii) For its previous financial years	3,32,75,135/-
	4,11,01,656

(c) Net aggregate amount of Subsidiary's profits/(losses) dealt with in the Holding Company's Accounts

i) For the Subsidiary's financial year ended 31st March, 2003	Nil
ii) For its previous financial years	Nil

On behalf of the Board

R. Tandon *Director*
S. Bandyopadhyay *Director*
J. Guha *Secretary*

Kolkata, 29th April 2003

REPORT OF THE DIRECTORS FOR THE FINANCIAL YEAR ENDED 31ST MARCH, 2003

1. The Directors hereby submit their Report and Accounts for the financial year ended 31st March, 2003.

2. **PERFORMANCE OF THE COMPANY**

There was no change in the business activities of the Company during the year under review.

The net profit for the financial year ended 31st March, 2003, after deducting all charges and expenses and providing for taxation amounts to	Rs. 78,26,521/-
to which profit brought forward from last year is added	Rs.1,92,75,135/-
making a balance of	Rs.2,71,01,656/-

which the Directors recommend be carried forward.

3. **DIRECTORS**

In accordance with the provisions of Article 144 of the Articles of Association of the Company, M/s Sudip Bandyopadhyay and Rajiv Tandon will retire by rotation at the ensuing Annual General Meeting, and being eligible, offer themselves for re-appointment.

4. **DIRECTORS' RESPONSIBILITY STATEMENT**

As per the provisions of Section 217 (2AA) of the Companies Act, 1956, the Directors confirm having :

i) followed in the preparation of the Annual Accounts, the applicable Accounting Standards and there are no material departures;

ii) selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period;

iii) taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956, for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

iv) prepared the Annual Accounts on a going concern basis.

5. **PARTICULARS OF EMPLOYEES**

None of the employees are covered under the provisions of Section 217 (2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975.

6. **AUDITORS**

The Auditors of the Company M/s S. B. Billimoria & Co., Chartered Accountants, will retire at the ensuing Annual General Meeting, and being eligible offer themselves for re-appointment.

7. **CONSERVATION OF ENERGY, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNINGS AND OUTGO**

Considering the nature of business of the Company, no comment is required on conservation of energy and technology absorption. There has been no foreign exchange income or outflow during the year under review.

29th April, 2003
ITC Centre
37, J. L. Nehru Road
Kolkata 700 071

On behalf of the Board

R. Tandon *Director*
S. Bandyopadhyay *Director*

AUDITORS' REPORT TO THE MEMBERS OF GREENACRE HOLDINGS LIMITED

1. We have audited the attached Balance Sheet of **Greenacre Holdings Limited** as at 31st March, 2003 and the Profit and Loss Account for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Manufacturing and Other Companies (Auditor's Report) Order 1988 issued by the Company Law Board in terms of Section 227 (4A) of the Companies Act, 1956, we give in the Annexure, a statement on the matters specified on paragraphs 4 and 5 of the said Order, to the extent applicable to the Company.

4. Further to our comments in the Annexure referred to above :

(i) we have obtained all the information and explanations, which to the best of our knowledge and belief, were necessary for the purposes of our audit ;

(ii) in our opinion, proper books of account as required by law have been maintained by the Company so far as it appears from our examination of those books ;

(iii) the Balance Sheet and the Profit and Loss Account dealt with by this report are in agreement with the books of account ;

(iv) in our opinion, the Profit and Loss Account and the Balance Sheet dealt with by this report are in compliance with the Accounting Standards referred to in Section 211 (3C) of the Companies Act, 1956 ;

(v) in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956 in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India :

(a) in the case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2003,

(b) in the case of the Profit and Loss Account, of the Profit of the Company for the year ended on that date.

5. According to the information and explanations given to us and on the basis of the written representations received from the Directors as on 31st March, 2003, taken on record by the Board of Directors, none of the Directors is disqualified as at 31st March, 2003 from being appointed as a Director under Section 274(1)(g) of the Companies Act, 1956.

For S.B. Billimoria & Co.
Chartered Accountants

K. Rajasekhar
Partner

Kolkata, 29th April, 2003

ANNEXURE TO THE AUDITORS' REPORT

(Referred to in our report of even date attached)

1. The Company has maintained proper records showing full particulars including quantitative details and location of fixed assets. As explained to us, the Management has verified a substantial portion of the fixed assets during the year in accordance with a phased programme of verification, the frequency of which is reasonable. To the best of our knowledge, no discrepancies were noticed on such verification.
2. None of the fixed assets has been revalued during the year.
3. The Company has not taken any loans, secured or unsecured from companies, firms or other parties listed in the Register maintained under Section 301 of the Companies Act, 1956. The Company has taken an interest free loan from a Company under the same management within the meaning of the erstwhile Section 370(1B) of the Companies Act, 1956 and the terms and conditions of such loan are prima facie not prejudicial to the interests of the Company.
4. The Company has not granted any loans, secured or unsecured to companies, firms or other parties listed in the Register maintained under Section 301 of the Companies Act, 1956 or to companies under the same management within the meaning of the erstwhile Section 370(1B) of the Companies Act, 1956.
5. In respect of loans and advances in the nature of loans given by the Company, the repayment of principal amounts have been as per arrangements with the Company. The Company has not made any interest bearing advances.
6. In our opinion and according to the information and explanations given to us, there are reasonable internal control procedures commensurate with the size of the Company and the nature of its business in respect of purchase of equipment and other assets.
7. According to the Register maintained under Section 301 of the Companies Act, 1956, there were no transactions of purchases or services rendered in pursuance of contracts or arrangements entered therein.
8. The Company has not accepted deposits from the public.
9. In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.
10. According to the records of the Company examined by us, the Company has been regular in depositing Provident Fund and ESI dues with the appropriate authorities.
11. According to the records of the Company examined by us, there were no undisputed amounts payable in respect of income tax, wealth tax and sales tax outstanding as at 31st March, 2003 for a period of more than six months from the date they became payable.
12. According to the information and explanations furnished to us and the records of the Company examined by us, no personal expenses have been charged to revenue account other than those payable under contractual obligations or in accordance with generally accepted business practice.
13. In respect of the Company's service activities, having regard to the nature of the services rendered, it is not considered necessary to allocate man-hours to relative jobs.
14. The Company is not an industrial company and hence the provisions of the Sick Industrial Companies (Special Provisions) Act, 1985 are not applicable.

For S. B. Billimoria & Co.
Chartered Accountants

K. Rajasekhar
Partner

Kolkata, 29th April, 2003

BALANCE SHEET AS AT 31ST MARCH, 2003

	Schedule	(Rs.)	As at 31st March, 2003 (Rs.)	(Rs.)	As at 31st March, 2002 (Rs.)
I. SOURCES OF FUNDS					
1. **Shareholders' Funds**					
(a) Share Capital	1	33,06,01,660		33,06,01,660	
(b) Reserves and Surplus	2	4,11,01,656	37,17,03,316	3,32,75,135	36,38,76,795
2. **Loan Funds**					
Unsecured Loans	3		—		2,00,00,000
			37,17,03,316		38,38,76,795
II. APPLICATION OF FUNDS					
1. **Fixed Assets (Net)**	4		29,20,90,030		29,22,71,864
2. **Investments**	5		6,63,26,700		6,63,26,700
3. **Current Assets, Loans and Advances**	6	5,38,54,103		6,78,80,469	
4. **Less : Current Liabilities and Provisions**	7	4,06,18,270		4,26,19,880	
5. **Net Current Assets**			1,32,35,833		2,52,60,589
6. **Deferred Tax Asset**			50,753		17,642
			37,17,03,316		38,38,76,795

Notes forming part of the Accounts	13
Significant Accounting Policies	14

The Schedules referred to above form an integral part of the Balance Sheet.

As per our Report of even date attached.

For S. B. Billimoria & Co.
Chartered Accountants
K. Rajasekhar, *Partner*
Kolkata, 29th April, 2003

On behalf of the Board

R. Tandon *Director*
S. Bandyopadhyay *Director*
A. Prasad *Secretary*

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2003

	Schedule	For the year ended 31st March, 2003 (Rs.)	(Rs.)	For the year ended 31st March, 2002 (Rs.)	(Rs.)
I. INCOME					
Income from Projects and Services	8	1,88,28,637		1,24,55,215	
Other Income	9	49,83,389		59,29,033	
			2,38,12,026		1,83,84,248
II. EXPENDITURE					
Project Expenses	10		20,82,739		—
Personnel	11		52,73,990		49,40,073
Management and Other Expenses	12		3,73,008		8,96,692
Depreciation	4		1,81,834		1,81,410
Maintenance and Service Expenses			30,94,095		27,49,845
Auditors' Remuneration :					
Audit Fees		68,250		68,250	
Others Services		14,700	82,950	21,000	89,250
			1,10,88,616		88,57,270
III. PROFIT BEFORE TAXATION			1,27,23,410		95,26,978
Provision for Taxation					
– Current Tax		49,30,000		35,17,642	
– Deferred Tax		(33,111)	48,96,889	(17,642)	35,00,000
IV. PROFIT AFTER TAXATION			78,26,521		60,26,978
Balance Brought Forward From Previous Year			1,92,75,135		1,32,48,157
V. BALANCE CARRIED FORWARD			2,71,01,656		1,92,75,135

Notes forming part of the Accounts 13

Significant Accounting Policies 14

The Schedules referred to above form an integral part of the Profit and Loss Account.

As per our Report of even date attached.

For S. B. Billimoria & Co.
Chartered Accountants
K. Rajasekhar, *Partner*
Kolkata, 29th April, 2003

On behalf of the Board
R. Tandon *Director*
S. Bandyopadhyay *Director*
A. Prasad *Secretary*

SCHEDULES TO THE ACCOUNTS

1. SHARE CAPITAL

	As at 31st March, 2003 (Rs.)	As at 31st March, 2002 (Rs.)
Authorised :		
4,00,00,000 Equity Shares of Rs. 10/- each	40,00,00,000	40,00,00,000
	40,00,00,000	40,00,00,000
Issued, Subscribed and Paid up :		
3,30,60,166 Equity Shares of Rs. 10/- each, fully paid up	33,06,01,660	33,06,01,660
	33,06,01,660	33,06,01,660

The above shares are held by the Holding Company, Russell Credit Limited.
The ultimate Holding Company is ITC Limited.

2. RESERVES AND SURPLUS

	As at 31st March, 2003 (Rs.)	As at 31st March, 2002 (Rs.)
General Reserves	1,40,00,000	1,40,00,000
Profit and Loss Account	2,71,01,656	1,92,75,135
	4,11,01,656	3,32,75,135

3. UNSECURED LOANS

Loan from the Holding Company, Russell Credit Limited	—	2,00,00,000
	—	2,00,00,000

4. FIXED ASSETS

	GROSS BLOCK				DEPRECIATION				LEASE ADJUSTMENT	NET BLOCK	
Particulars	As at 1st April, 2002 Rs.	Additions Rs.	Deductions/ Retirements Rs.	As at 31st March, 2003 Rs.	As at 31st March, 2002 Rs.	For the year Rs.	On Deductions/ Retirements Rs.	As at 31st March, 2003 Rs.	As at 31st March, 2003 Rs.	As at 31st March, 2003 Rs.	As at 31st March, 2002 Rs.
i) Freehold Land	28,21,78,478	—	—	28,21,78,478	—	—	—	—	—	28,21,78,478	28,21,78,478
ii) Buildings	1,10,04,119	—	—	1,10,04,119	9,56,128	1,79,367	—	11,35,495	—	98,68,624	1,00,47,991
iii) Plant and Machinery	50,005	—	—	50,005	5,713	2,375	—	8,088	—	41,917	44,292
iv) Furniture and Fixtures	1,450	—	—	1,450	358	92	—	450	—	1,000	1,092
v) Assets given on lease, Plant and Machinery	2,01,71,176	—	—	2,01,71,176	53,36,851	—	—	53,36,851	1,48,34,314	11	11
	31,34,05,228	—	—	31,34,05,228	62,99,050	1,81,834	—	64,80,884	1,48,34,314	29,20,90,030	29,22,71,864
Previous Year	31,34,56,867	11,313	62,952	31,34,05,228	61,44,238	1,81,410	26,598	62,99,050	1,48,34,314	29,22,71,864	—

Note : Leased Assets are depreciated over the primary period of the lease, and other assets at the rates prescribed in Schedule XIV to the Companies Act, 1956.

SCHEDULES TO THE ACCOUNTS (Contd.)

5. INVESTMENTS

	As at 31st March, 2003 (Rs.)	As at 31st March, 2002 (Rs.)
OTHER INVESTMENTS -UNQUOTED		
(at cost) - Long Term		
16,50,000 Equity Shares of Rs. 10/- each, fully paid up of Classic Infrastructure & Development Limited	6,63,26,700	6,63,26,700
	6,63,26,700	6,63,26,700

6. CURRENT ASSETS, LOANS AND ADVANCES

	(Rs.)	As at 31st March, 2003 (Rs.)	(Rs)	As at 31st March, 2002 (Rs)
A. CURRENT ASSETS				
Work-in-progress (at lower of cost and net realisable value)		1,22,47,201		1,42,54,123
Sundry Debtors				
(Unsecured, considered good)				
Debts Outstanding for a period exceeding six months	—		5,324	
Other Debts	2,87,732	2,87,732	2,12,929	2,18,253
Cash and Bank Balances				
Cash in Hand	18,212		11,947	
Balance with Scheduled Banks				
– On Current Account	4,42,719		4,76,410	
– On Deposit Account	3,68,00,000	3,72,60,931	4,87,00,000	4,91,88,357
Other Current Assets				
(Unsecured, considered good)				
Deposit with Others	1,55,000		1,55,000	
Interest Receivable	30,247	1,85,247	70,644	2,25,644
B. LOANS AND ADVANCES				
(Unsecured, considered good)				
Project Advances	13,14,987		13,90,804	
Other Advances	23,71,118		24,95,811	
Staff Advances	1,86,887	38,72,992	1,07,477	39,94,092
		5,38,54,103		6,78,80,469

7. CURRENT LIABILITIES AND PROVISIONS

	As at 31st March, 2003 (Rs.)	As at 31st March, 2002 (Rs.)
1. CURRENT LIABILITIES		
Sundry Creditors for Supplies and Expenses – Total Outstanding dues of Creditors other than Small Scale Industrial Undertaking(s)	10,54,982	22,27,700
Progress payments and advances against projects	1,00,00,000	1,05,87,500
Other liabilities (including retention monies)	2,89,40,000	2,89,40,000
	3,99,94,982	4,17,55,200
2. PROVISIONS		
Provision for Taxation (Net of Advance Tax)	3,55,677	6,87,420
Provision for Leave Encashment	2,67,611	1,77,260
	4,06,18,270	4,26,19,880

8. INCOME FROM PROJECTS AND SERVICES

	For the year ended 31st March, 2003 (Rs.)	For the year ended 31st March, 2002 (Rs.)
Service Income	1,29,53,637	1,24,55,215
Project Income	58,75,000	—
	1,88,28,637	1,24,55,215

9. OTHER INCOME

	For the year ended 31st March, 2003 (Rs.)	For the year ended 31st March, 2002 (Rs.)
Lease and other Rentals	14,43,583	14,43,583
Interest on Bank and other deposits [Gross, inclusive of Tax deducted at source : Rs. 2,32,854/- (Previous year Rs. 5,80,727/-)]	11,39,074	29,90,871
Liability no longer required written back	—	7,35,123
Dividend from Current Investments	—	7,49,112
Profit on Sale of Current Investments (Net)	24,00,732	10,344
	49,83,389	59,29,033

10. PROJECT EXPENSES

	For the year ended 31st March, 2003 (Rs.)	For the year ended 31st March, 2002 (Rs.)
Opening Work-in-progress	1,42,54,123	1,41,93,805
Add : Expenditure incurred on Projects during the year	75,817	60,318
	1,43,29,940	1,42,54,123
Less : Closing Work-in-progress	1,22,47,201	1,42,54,123
	20,82,739	—

11. PERSONNEL

Salaries and wages, including bonus	46,51,593	41,87,269
Contribution to Provident and Other Funds	3,72,203	5,08,924
Staff Welfare Expenses	2,50,194	2,43,880
	52,73,990	49,40,073

12. MANAGEMENT AND OTHER EXPENSES

Rent, Rates and Taxes	7,010	8,410
Insurance	3,372	3,217
Travelling	35,480	70,457
Repairs and Maintenance	4,800	4,800
Legal and Consultancy Charges	41,310	1,12,311
Interest - Others	1,73,063	—
Miscellaneous Expenditure Written off	—	5,51,082
Loss on Sale /Retirement of Fixed Assets	—	36,354
Miscellaneous Expenses	1,07,973	1,10,061
	3,73,008	8,96,692

13. NOTES FORMING PART OF THE ACCOUNTS

1. Provision is not considered necessary for Income Tax demand of Rs. 89,022/- (Previous Year : Rs. 89,022/-) for an earlier assessment year disputed by the Company.
2. Loans and Advances include Rs. 6,600/- (Previous Year : Rs. 9,000/-) due from the Manager of the Company. The maximum amount due at any time during the year was Rs. 9,000/- (Previous Year : Rs. 11,400/-).

SCHEDULES TO THE ACCOUNTS (Contd.)

3. During the year the following current investments were purchased and sold :–

Scheme	No. of Units	Purchase Value (Rs.)
K-Bond Short Term Plan - Growth	37,56,927	4,00,00,000
Kotak Mahindra Liquid Scheme - Growth	33,33,572	3,99,69,193
Reliance Liquid Fund - Treasury Plan - Growth Option	32,96,447	4,61,00,000
JM High Liquidity Fund - Growth Plan	5,66,070	91,50,000
Templeton India Treasury Management Account - Growth	5,136	73,00,000
DSP Merrill Lynch Short Term Fund - Growth	16,23,173	1,68,00,000
DSP Merrill Lynch Liquidity Fund - Growth	11,46,681	1,67,47,734
IDBI - Principal Cash Management Fund Liquid Option - Growth Plan	14,33,655	1,70,00,000

4. Remuneration of Manager :-

   Salaries : Rs. 4,58,832/- (Previous Year : Rs. 3,88,733/-)

   Other Benefits : Rs. 1,09,751/- (Previous Year : Rs. 1,13,717/-)

   The remuneration for the period 1st January, 2003 to 31st March, 2003 amounting to Rs. 1,64,349/-, is subject to the approval of the shareholders.

5. Deferred Tax Asset is attributable to provision for unencashed leave for the current year.

6. Previous Year's figures have been regrouped/ rearranged wherever necessary.

14. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Financial Statements are prepared on Accrual Basis under the Historic Cost Convention.

Fixed Assets

Fixed Assets are stated at cost including any incidental acquisition expenses.

Depreciation

Depreciation is provided at appropriate rates so as to amortise the cost of the asset over their estimated useful life.

Investments

Investments are stated at cost. However, suitable provisions are considered for permanent diminution, if any, in value of investments. Income from Investments is included together with the related tax credit in the Profit and Loss Account.

Method of Accounting – Projects

The Company follows the proportionate completion method under which a portion of the estimated revenue is recognised taking into account the extent of completion of projects.

Borrowing Costs

Interest and other costs incurred by the Company in connecton with the borrowing of funds are recognised as an expense in the period in which they are incurred unless activities that are necessary to prepare the qualifying asset for its intended use or sale are in progress.

Retirement Benefits

Liability for gratuity benefits payable to the employees is actuarially determined, funded separately and charged to the Profit and Loss Account. The liability accrued on account of leave encashment, is actuarially determined and provided for.

Lease Rentals

Lease Rentals are being accounted for on an accrual basis.

Taxes on Income

Current tax is determined as the amount of tax payable in respect of taxable income for the period.

Deferred tax is recognised, subject to the consideration of prudence, on timing differences, being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods. Deferred tax assets are not recognised unless there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax assets can be realised.

On behalf of the Board

R. Tandon *Director*
S. Bandyopadhyay *Director*
A. Prasad *Secretary*

Kolkata, 29th April, 2003

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE
(As per Schedule VI, Part IV of the Companies Act, 1956)

I. Registration Details

Registration No. 0 4 9 4 6 7 State Code 2 1

Balance Sheet Date 3 1 | 0 3 | 2 0 0 3 (Date / Month / Year)

II. Capital raised during the year (Amount in Rs. Thousands)

Public Issue	Rights Issue
NIL	NIL
Bonus Issue	**Private Placement**
NIL	NIL

III. Position of Mobilisation and Deployment of Funds (Amount in Rs. Thousands)

Total Liabilities	Total Assets
371703	371703

Sources of Funds

Paid up Capital	Reserves & Surplus
330602	41101
Secured Loans	**Unsecured Loans**
NIL	NIL

Application of Funds

Net Fixed Assets	Investments
292090	66327
Net Current Assets *	**Misc. Expenditure**
13286	NIL
Accumulated Losses	
NIL	

*Includes Deferred Tax Asset

IV. Performance of Company (Amount in Rs. Thousands)

Turnover *	Total Expenditure
23812	11089
√ Profit/Loss before Tax	**√ Profit/Loss after Tax**
+ 12723	+ 7827

(Please tick appropriate box + for Profit, – for Loss)

Earning per Share in Rs.	Dividend Rate %
0.24	NIL

* Includes Other Income

V. Generic Names of Three Principal Services of Company

Item Code No. - Not Applicable
Service Description - Project Management
- Property Maintenance
- Property Development

Audit Committee : Mr. K. Vaidyanath, Chairman, M/s. S. Bandyopadhyay, A. Nayak, Members

REPORT OF THE DIRECTORS FOR THE FINANCIAL YEAR ENDED 31ST MARCH, 2003

1. The Directors hereby submit their Report and Accounts for the financial year ended 31st March, 2003.

2. **PERFORMANCE OF THE COMPANY**

The net profit for the financial year ended 31st March, 2003, after deducting all charges and expenses and providing for taxation amounts to	Rs. 24,45,593/-
to which profit brought forward from last year is added	Rs.1,59,02,788/-
making a balance of	Rs.1,83,48,381/-

which the Directors recommend be carried forward.

3. **DIRECTORS**

In accordance with the provisions of Article 93 of the Articles of Association of the Company, Mr. Sudip Bandyopadhyay will retire by rotation at the ensuing Annual General Meeting, and being eligible, offers himself for re-appointment.

4. **DIRECTORS' RESPONSIBILITY STATEMENT**

As per the provisions of Section 217 (2AA) of the Companies Act, 1956, the Directors confirm having : -

i) followed in the preparation of the Annual Accounts, the applicable Accounting Standards, and there are no material departures;

ii) selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year, and of the profit of the Company for that period;

iii) taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956, for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

iv) prepared the Annual Accounts on a going concern basis.

5. **PARTICULARS OF EMPLOYEES**

None of the employees are covered under the provisions of Section 217 (2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975.

6. **AUDITORS**

The Auditors, M/s. Basu, Chatterjea & Co., Chartered Accountants, retire at the ensuing Annual General Meeting and being eligible, offer themselves for re-appointment.

7. **CONSERVATION OF ENERGY, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNINGS AND OUTGO**

Considering the nature of business of the Company, no comment is required on conservation of energy and technology absorption. There has been no foreign exchange income or outflow during the year under review.

29th April, 2003
Virginia House
37, J. L. Nehru Road
Kolkata 700 071

On behalf of the Board

P. Chatterjee *Director*
S. Bandyopadhyay *Director*

AUDITORS' REPORT TO THE MEMBERS OF WILLS CORPORATION LIMITED

We have audited the attached Balance Sheet of WILLS CORPORATION LIMITED as at 31st March, 2003 and also the relative Profit and Loss Account for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988 issued by the Company Law Board in terms of Section 227 (4A) of the Companies Act, 1956, we give in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order, to the extent applicable to the Company.

Further to our comments in the Annexure referred to above, we report that:

i. We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;

ii. In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

iii. The Balance Sheet and the Profit and Loss Account dealt with by this report are in agreement with the books of account;

iv. In our opinion, the Balance Sheet and the Profit and Loss Account dealt with by this report are in compliance with the Accounting Standards referred to in Section 211 (3C) of the Companies Act, 1956;

v. On the basis of the written representations received from the directors, as on 31st March, 2003 and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31st March 2003 from being appointed as a director under Section 274 (1) (g) of the Companies Act, 1956;

vi. In our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

   a. in the case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2003; and

   b. in the case of the Profit and Loss Account, of the Profit of the Company for the year ended on that date.

For Basu, Chatterjea & Co.
Chartered Accountants

Sourabh Chakravarti
Partner

Kolkata, 29th April, 2003

ANNEXURE TO THE AUDITORS' REPORT

(Referred to in our Report of even date, attached)

1) The Company has maintained proper records showing full particulars including quantitative details and situation of its fixed assets. The fixed assets of the Company including leased assets have been physically verified by the management at reasonable intervals and no discrepancies were noticed during the verification.

2) None of the fixed assets of the Company has been revalued during the year.

3) The Company does not have any stock-in-trade.

4) The Company has not taken any loans, secured or unsecured, from companies, firms, or other parties listed in the Register maintained under Section 301 of the Companies Act, 1956. The provisions of Section 370 of the Companies Act, 1956 are not applicable to a company on and from 31st October, 1998.

5) The Company has not granted any loans, secured or unsecured, to companies, firms or other parties listed in the Register maintained under Section 301 of the Companies Act, 1956. The provisions of Section 370 of the Companies Act, 1956 are not applicable to a company on and from 31st October, 1998.

6) The Company has not made any interest bearing loans or advances.

7) In our opinion and in accordance with the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business for the purchase of goods and assets and for the sale of goods.

8) There were no transactions during the year of purchase of goods and materials and sale of goods, materials and services, made in pursuance of contracts or arrangements entered in the Register maintained under Section 301 of the Companies Act, 1956.

9) The Company has not accepted deposits from the Public.

10) In our opinion, the Company has an internal audit system commensurate with its size and the nature of its business.

11) There were no amounts outstanding as at 31st March, 2003 in respect of undisputed Income Tax, Sales Tax, Customs Duty and Excise Duty which were due for more than six months from the date they became payable.

12) According to the information and explanations given to us and the records of the Company examined by us, no personal expenses have been charged to the Profit and Loss Account.

13) The Company is not an industrial company and hence the provisions of the Sick Industrial Companies (Special Provisions) Act, 1985 is not applicable to the Company.

For Basu, Chatterjea & Co.
Chartered Accountants

Sourabh Chakravarti
Partner

Kolkata, 29th April, 2003

BALANCE SHEET AS AT 31ST MARCH, 2003

	Schedule	(Rs.)	As at 31st March, 2003 (Rs.)	(Rs.)	As at 31st March, 2002 (Rs.)
I. SOURCES OF FUNDS					
1. Shareholders' Funds					
(a) Share Capital	1		**4,88,56,260**		4,88,56,260
(b) Reserves and Surplus					
General Reserve		**5,28,687**		5,28,687	
Profit and Loss Account		**1,83,48,381**	**1,88,77,068**	1,59,02,788	1,64,31,475
TOTAL			**6,77,33,328**		6,52,87,735
II. APPLICATION OF FUNDS					
1. Fixed Assets (Net)	2		**52,18,952**		53,35,177
2. Current Assets, Loans and Advances	3	**6,45,34,027**		6,19,82,570	
3. Less: Current Liabilities and Provisions	4	**20,19,651**		20,30,012	
4. Net Current Assets			**6,25,14,376**		5,99,52,558
TOTAL			**6,77,33,328**		6,52,87,735
Notes to Accounts	6				
Significant Accounting Policies	7				

The Schedules referred to above form an integral part of the Balance Sheet.
This is the Balance Sheet referred to in our Report of even date.

For Basu, Chatterjea & Co.,
Chartered Accountants

Sourabh Chakravarti
Partner

Kolkata, 29th April, 2003

On behalf of the Board

P. Chatterjee *Director*
S. Bandyopadhyay *Director*
T. K. Ghosal *Secretary*

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2003

	Schedule	(Rs.)	For the year ended 31st March, 2003 (Rs.)	(Rs.)	For the year ended 31st March, 2002 (Rs.)
I. INCOME					
Interest Income		18,15,948		30,62,009	
Dividend Income from Current Investments		—		13,30,706	
Profit on Sale of Current Investments (net)		21,56,019		—	
Rental Income		3,60,000		3,60,000	
Miscellaneous Income		2,500		2,500	
			43,34,467		47,55,215
II. EXPENDITURE					
Operating and Establishment Expenses	5		2,18,894		1,97,389
Salaries, Bonus and Gratuity			74,880		54,000
Loss on Sale of Current Investments			—		1,044
Auditors' Remuneration - Audit Fees		15,750		15,750	
- Other Services		13,125	28,875	3,500	19,250
Depreciation			1,16,225		1,48,000
Miscellaneous Expenditure Written Off			—		27,000
			4,38,874		4,46,683
III. PROFIT BEFORE TAXATION			38,95,593		43,08,532
Provision for Taxation			14,50,000		12,00,000
IV. PROFIT AFTER TAXATION			24,45,593		31,08,532
Balance brought forward from last year			1,59,02,788		1,27,94,256
V. BALANCE CARRIED FORWARD			1,83,48,381		1,59,02,788
Notes to Accounts	6				
Significant Accounting Policies	7				

The Schedules referred to above form an integral part of the Profit and Loss Account.
This is the Profit and Loss Account referred to in our Report of even date.

For Basu, Chatterjea & Co.,
Chartered Accountants
Sourabh Chakravarti
Partner
Kolkata, 29th April, 2003

On behalf of the Board

P. Chatterjee *Director*
S. Bandyopadhyay *Director*
T. K. Ghosal *Secretary*

SCHEDULES TO THE ACCOUNTS

SCHEDULE 1 - SHARE CAPITAL

	As at 31st March, 2003 (Rs.)	As at 31st March, 2002 (Rs.)
Authorised :		
50,00,000 Ordinary Shares of Rs. 10/- each	5,00,00,000	5,00,00,000
	5,00,00,000	5,00,00,000
Issued, Subscribed and Paid up :		
48,85,626 Equity Shares of Rs. 10/- each, fully paid up	4,88,56,260	4,88,56,260
	4,88,56,260	4,88,56,260

(All the above shares are held by the Holding Company, ITC Limited)

SCHEDULE 2 - FIXED ASSETS

	Original Cost as at 31st March, 2002 (Rs.)	Original Cost as at 31st March, 2003 (Rs.)	Depreciation up to 31st March, 2002 (Rs.)	Depreciation for the year (Rs.)	Depreciation up to 31st March, 2003 (Rs.)	Net Book Value as at 31st March, 2003 (Rs.)
Plant and Machinery	78,70,428	78,70,428	78,47,358	23,070	78,70,428	—
Building	57,15,053	57,15,053	4,02,946	93,155	4,96,101	52,18,952
TOTAL	1,35,85,481	1,35,85,481	82,50,304	1,16,225	83,66,529	52,18,952
Previous Year	1,35,85,481	1,35,85,481	81,02,304	1,48,000	82,50,304	53,35,177

SCHEDULES TO THE ACCOUNTS (Contd.)

SCHEDULE 3 - CURRENT ASSETS, LOANS AND ADVANCES

	As at 31st March, 2003 (Rs.)	(Rs.)	As at 31st March, 2002 (Rs)	(Rs)
A. CURRENT ASSETS				
Cash and Bank Balances				
Balances with Scheduled Banks				
– On Current Account	**3,77,789**		5,14,897	
– On Deposit Account	**6,12,00,000**	**6,15,77,789**	5,85,00,000	5,90,14,897
Other Current Assets				
(Unsecured, considered good)				
i. Deposits	**56,563**		56,563	
ii. Interest Accrued	**50,301**		79,425	
iii. Others	**6,211**		6,589	
		1,13,075		1,42,577
B. LOANS AND ADVANCES				
(Unsecured, considered good)				
Advance Tax (Net of provision)		**28,43,163**		28,25,096
		6,45,34,027		6,19,82,570

SCHEDULE 4 - CURRENT LIABILITIES AND PROVISIONS

	As at 31st March, 2003 (Rs.)	As at 31st March, 2002 (Rs.)
Current Liabilities		
Sundry Creditors for Supplies and Expenses		
– Total Outstanding dues of Creditors other than Small Scale Industrial Undertaking(s)	**19,651**	30,012
Security Deposit	**20,00,000**	20,00,000
	20,19,651	20,30,012

SCHEDULE 5 - OPERATING AND ESTABLISHMENT EXPENSES

	For the year ended 31st March, 2003 Rs.	For the year ended 31st March, 2002 Rs.
Insurance	**4,089**	3,903
Rates and Taxes	**2,860**	3,935
Travelling and Conveyance	**3,252**	2,189
Postage, Telephone, Telex, etc	**7,078**	9,556
Repairs and Maintenance	**66,812**	26,352
Printing and Stationery	**6,040**	4,216
Professional, Contractual Fees, etc.	**96,000**	1,09,000
Filing Fees	**3,000**	7,000
Interest Paid - Others	**8,863**	—
Miscellaneous Expenses	**20,900**	31,238
	2,18,894	1,97,389

SCHEDULE 6 - NOTES TO ACCOUNTS

1. The income from interest and other income are stated gross. The amount of income tax deducted thereon is Rs. 4,46,386/- (2002- Rs. 6,81,888/-).

2. During the year, the Company purchased and sold the following current investments :-

Scheme	No. of Units	Purchase Value (Rs.)
IDBI - Principal Cash Management Fund - Liquid Option - Growth	37,86,537	4,49,00,000
DSP Merrill Lynch Liquidity Fund - Growth	30,71,467	4,48,60,001
DSP Merrill Lynch Short Term Fund - Growth	43,47,784	4,50,00,000
Kotak Mahindra Liquid Scheme - Growth	13,58,431	1,62,87,446
K Bond Short Term Plan - Growth	15,30,948	1,63,00,000
Reliance Liquid Fund - Treasury Plan - Growth Option	23,59,032	3,30,00,000
Templeton India Treasury Management Account - Growth	20,570	2,99,00,000
JM High Liquidity Fund - Growth Plan	1,91,140	30,00,000

3. Provision for taxation included in the Profit and Loss Account represents current tax. The incidence of deferred tax being insignificant, is not considered.

4. Figures for the previous year have been regrouped / re-arranged wherever necessary.

SCHEDULE 7 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Financial Statements are prepared on Accrual Basis under the Historic Cost Convention.

Fixed Assets

Fixed Assets are stated at cost including any incidental acquisition expenses.

Depreciation

Depreciation is provided on "Straight Line" basis at the rates prescribed in Schedule XIV to the Companies Act, 1956.

Investments

Investments are stated at cost. However, suitable provisions are considered for permanent diminution in value of investments, if any. Income from Investments is included together with the related tax credit in the Profit and Loss Account.

Inventories

The inventories are normally valued at cost or below, the average cost being computed on the basis of weighted average method.

Foreign Currency Liabilities

Foreign Currency Liabilities are restated at the rates ruling at the year end and all exchange gains / losses arising therefrom are adjusted in the Profit and Loss Account except for those covered by forward contract rates where the gains / losses arising from such restatement are recognised over the period of such contracts.

Borrowing Costs

Interest and other costs incurred by the Company in connection with the borrowing of funds are recognised as an expense in the period in which they are incurred unless activities that are necessary to prepare the qualifying asset for its intended use or sale are in progress.

Lease Rentals

Lease Rentals are being accounted for on an accrual basis.

Taxes on Income

Current tax is determined as the amount of tax payable in respect of taxable income for the period.

Deferred tax is recognised, subject to the consideration of prudence, on timing differences, being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods. Deferred tax assets are not recognised unless there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax assets can be realised.

For Basu, Chatterjea & Co.,
Chartered Accountants
Sourabh Chakravarti
Partner
Kolkata, 29th April, 2003

On behalf of the Board

P. Chatterjee *Director*
S. Bandyopadhyay *Director*
T. K. Ghosal *Secretary*

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE
(As per Schedule VI, Part IV of the Companies Act, 1956)

I. Registration Details

Registration No. 0087149 State Code 21

Balance Sheet Date 31 (Date) 03 (Month) 2003 (Year)

II. Capital Raised during the Year (Amount in Rs. Thousands)

Public Issue	Rights Issue
NIL	NIL
Bonus Issue	**Private Placement**
NIL	NIL

III. Position of Mobilisation and Deployment of Funds (Amount in Rs. Thousands)

Total Liabilities	Total Assets
67733	67733

Sources of Funds

Paid-up Capital	Reserves & Surplus
48856	18877
Secured Loans	**Unsecured Loans**
NIL	NIL

Application of Funds

Net Fixed Assets	Investments
5219	NIL
Net Current Assets	**Misc. Expenditure**
62514	NIL
Accumulated Losses	
NIL	

IV. Performance of Company (Amount in Rs. Thousands)

Turnover *	Total Expenditure
43334	439

+ −	Profit/Loss Before Tax	+ −	Profit / Loss After Tax
✓ (+)	38895	✓ (+)	2445

(Please tick appropriate box + for profit, – for loss)

Earning per Share in Rs.	Dividend Rate (%)
0.50	NIL

* Includes Other Income

V. Generic Names of Principal Products / Services of Company

Item Code No. (ITC Code) 240110.01

Product Description FLUE CURED VIRGINIA TOBACCO

Item Code No. (ITC Code) 240110.04

Product Description BURLEY TOBACCO

REPORT OF THE DIRECTORS FOR THE FINANCIAL YEAR ENDED 31ST MARCH, 2003

1. The Directors hereby submit their Report and Accounts for the financial year ended 31st March, 2003.

2. **PERFORMANCE OF THE COMPANY**

The net profit for the financial year ended 31st March, 2003, after deducting all charges and expenses and providing for taxation amounts to	Rs. 1,42,09,357/-
to which profit brought forward from last year is added	Rs. 3,16,55,482/-
making a balance of	Rs. 4,58,64,839/-

which the Directors recommend be carried forward.

3. **DIRECTORS**

In accordance with the provisions of Article 93 of the Articles of Association of the Company, Mr. Sudip Bandyopadhyay will retire by rotation at the ensuing Annual General Meeting, and being eligible, offers himself for re-appointment.

4. **DIRECTORS' RESPONSIBILITY STATEMENT**

As per the provisions of Section 217 (2AA) of the Companies Act, 1956, the Directors confirm having :

i) followed in the preparation of the Annual Accounts, the applicable Accounting Standards, and there are no material departures;

ii) selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year, and of the profit of the Company for that period;

iii) taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956, for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

iv) prepared the Annual Accounts on a going concern basis.

5. **RE-APPOINTMENT OF MANAGER UNDER SECTION 269 OF THE COMPANIES ACT, 1956**

Ms. Jhuma Guha was re-appointed as Manager of the Company by the Board of Directors for a period of two years with effect from 12th December, 2002, in terms of the provisions of Section 269 of the Companies Act, 1956, read with Schedule XIII thereto, subject to the approval of the Members of the Company at the next General Meeting.

6. **PARTICULARS OF EMPLOYEES**

None of the employees are covered under the provisions of Section 217 (2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975.

7. **AUDITORS**

The Auditors, M/s Basu, Chatterjea & Co., Chartered Accountants, retire at the ensuing Annual General Meeting and being eligible, offer themselves for re-appointment.

8. **CONSERVATION OF ENERGY, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNINGS AND OUTGO**

Considering the nature of business of the Company, no comment is required on conservation of energy and technology absorption. There has been no foreign exchange income or outflow during the year under review.

29th April, 2003 — On behalf of the Board

37, J. L. Nehru Road — P. Chatterjee *Director*
Kolkata 700 071 — S. Bandyopadhyay *Director*

AUDITORS' REPORT TO THE MEMBERS OF GOLD FLAKE CORPORATION LIMITED

We have audited the attached Balance Sheet of GOLD FLAKE CORPORATION LIMITED as at 31st March, 2003 and also the relative Profit and Loss Account for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988 issued by the Company Law Board in terms of Section 227 (4A) of the Companies Act, 1956, we give in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order, to the extent applicable to the Company.

Further to our comments in the Annexure referred to above, we report that :

i. We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;

ii. In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

iii. The Balance Sheet and the Profit and Loss Account dealt with by this report are in agreement with the books of account;

iv. In our opinion, the Balance Sheet and the Profit and Loss Account dealt with by this report are in compliance with the Accounting Standards referred to in Section 211 (3C) of the Companies Act, 1956;

v. On the basis of the written representations received from the Directors, as on 31st March, 2003, and taken on record by the Board of Directors, we report that none of the Directors is disqualified as on 31st March, 2003 from being appointed as a Director under Section 274 (1)(g) of the Companies Act, 1956;

vi. In our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India :

   a. in the case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2003; and

   b. in the case of the Profit and Loss Account, of the Profit of the Company for the year ended on that date.

For Basu, Chatterjea & Co.
Chartered Accountants

Sourabh Chakravarti
Partner

Kolkata, 29th April, 2003

ANNEXURE TO THE AUDITORS' REPORT

(Referred to in our Report of even date, attached)

1) The Company has maintained proper records showing full particulars including quantitative details and situation of its fixed assets. The fixed assets of the Company have been physically verified by the management at reasonable intervals and no discrepancies were noticed during the verification.

2) None of the fixed assets of the Company has been revalued during the year.

3) The Company does not have any stock-in-trade.

4) The Company has not taken any loans, secured or unsecured, from companies, firms, or other parties listed in the Register maintained under Section 301 of the Companies Act, 1956. The provisions of Section 370 of the Companies Act, 1956 are not applicable to a company on and from 31st October, 1998.

5) The Company has not granted any loans, secured or unsecured, to companies, firms or other parties listed in the Register maintained under Section 301 of the Companies Act, 1956. The provisions of Section 370 of the Companies Act, 1956 are not applicable to a company on and from 31st October, 1998.

6) The Company has not made any interest bearing loans or advances.

7) In our opinion and in accordance with the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business for the purchase of goods and assets and for the sale of goods.

8) There were no transactions during the year of purchase of goods and materials and sale of goods, materials and services, made in pursuance of contracts or arrangements entered in the Register maintained under Section 301 of the Companies Act, 1956.

9) The Company has not accepted deposits from the public.

10) In our opinion, the Company has an internal audit system commensurate with its size and the nature of its business.

11) There were no amounts outstanding as at 31st March, 2003 in respect of undisputed Income Tax, Sales Tax, Customs Duty and Excise Duty which were due for more than six months from the date they became payable.

12) According to the information and explanations given to us and the records of the Company examined by us, no personal expenses have been charged to the Profit and Loss Account.

13) The Company is not an industrial company and hence the provisions of the Sick Industrial Companies (Special Provisions) Act, 1985 is not applicable to the Company.

For Basu, Chatterjea & Co.
Chartered Accountants

Sourabh Chakravarti
Partner

Kolkata, 29th April, 2003

BALANCE SHEET AS AT 31ST MARCH, 2003

	Schedule	(Rs.)	As at 31st March, 2003 (Rs.)	(Rs.)	As at 31st March, 2002 (Rs.)
I. SOURCES OF FUNDS					
Shareholders' Funds					
(a) Share Capital	1		**15,99,83,850**		15,99,83,850
(b) Reserves and Surplus					
General Reserve		**14,06,035**		14,06,035	
Profit and Loss Account		**4,58,64,839**	**4,72,70,874**	3,16,55,482	3,30,61,517
Total			**20,72,54,724**		19,30,45,367
II. APPLICATION OF FUNDS					
1. Fixed Assets (Net)	2		**6,538**		10,540
2. Investments	3		**4,12,81,875**		4,12,81,875
3. Current Assets, Loans and Advances	4	**16,64,46,265**		15,22,93,582	
4. Less : Current Liabilities and Provisions	5	**4,79,954**		5,40,630	
5. Net Current Assets			**16,59,66,311**		15,17,52,952
Total			**20,72,54,724**		19,30,45,367
Notes to Accounts	8				
Significant Accounting Policies	9				

The Schedules referred to above form an integral part of the Balance Sheet.
This is the Balance Sheet referred to in our Report of even date.

For Basu, Chatterjea & Co.
Chartered Accountants
Sourabh Chakravarti
Partner
Kolkata, 29th April, 2003

On behalf of the Board

P. Chatterjee *Director*
S. Bandyopadhyay *Director*
S. Banerjee *Secretary*

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2003

	Schedule	(Rs.)	For the year ended 31st March, 2003 (Rs.)	(Rs.)	For the year ended 31st March, 2002 (Rs.)
I. INCOME					
Interest Income		**1,53,83,373**		1,01,43,804	
Dividend Income		**56,25,000**		77,94,421	
Other Income	6	**17,03,923**		2,351	
			2,27,12,296		1,79,40,576
II. EXPENDITURE					
Salaries and Wages			**4,500**		—
Operating and Establishment Expenses	7		**65,562**		1,11,977
Loss on Sale of Current Investments (Net)			—		3,578
Auditors' Remuneration — Audit Fees		**15,750**		15,750	
— Other Services		**13,125**	**28,875**	3,500	19,250
Depreciation			**4,002**		6,592
Miscellaneous Expenditure Written Off			—		1,38,000
			1,02,939		2,79,397
III. PROFIT BEFORE TAXATION			**2,26,09,357**		1,76,61,179
Provision for Taxation			**84,00,000**		36,00,000
IV. PROFIT AFTER TAXATION			**1,42,09,357**		1,40,61,179
Balance brought forward from last year			**3,16,55,482**		1,75,94,303
V. BALANCE CARRIED FORWARD			**4,58,64,839**		3,16,55,482
Notes to Accounts	8				
Significant Accounting Policies	9				

The Schedules referred to above form an integral part of the Profit and Loss Account.

This is the Profit and Loss Account referred to in our Report of even date.

For Basu, Chatterjea & Co.
Chartered Accountants
Sourabh Chakravarti
Partner
Kolkata, 29th April, 2003

On behalf of the Board

P. Chatterjee *Director*
S. Bandyopadhyay *Director*
S.Banerjee *Secretary*

SCHEDULES TO THE ACCOUNTS

SCHEDULE 1 - SHARE CAPITAL

	As at 31st March, 2003 (Rs.)	As at 31st March, 2002 (Rs.)
Authorised :		
2,00,00,000 Ordinary Shares of Rs. 10/- each	**20,00,00,000**	20,00,00,000
	20,00,00,000	20,00,00,000
Issued, Subscribed and Paid up :		
1,59,98,385 Equity Shares of Rs. 10/- each, fully paid up	**15,99,83,850**	15,99,83,850
	15,99,83,850	15,99,83,850

(All the above shares are held by the Holding Company, ITC Limited)

SCHEDULE 2 - FIXED ASSETS

	Original Cost as at 31st March, 2002 (Rs.)	**Original Cost as at 31st March, 2003 (Rs.)**	Depreciation up to 31st March, 2002 (Rs.)	**Depreciation for the year (Rs.)**	**Depreciation upto 31st March, 2003 (Rs.)**	**Net Book Value as at 31st March, 2003 (Rs.)**
Plant and Machinery	40,80,853	**40,80,853**	40,71,287	**3,826**	**40,75,113**	**5,740**
Furniture and Fixtures	5,090	**5,090**	4,116	**176**	**4,292**	**798**
Total	40,85,943	**40,85,943**	40,75,403	**4,002**	**40,79,405**	**6,538**
Previous Year	40,85,943	40,85,943	40,68,811	6,592	40,75,403	10,540

SCHEDULES TO THE ACCOUNTS (Contd.)

SCHEDULE 3 - INVESTMENTS AT COST

	As at 31st March, 2003 Value (Rs.)	As at 31st March, 2002 Value (Rs.)
Unquoted		
Long Term		
Trade Investments		
ITC Filtrona Limited		
22,50,000 (2002 — 22,50,000) Equity Shares of Rs. 10/- each, fully paid up	**2,25,00,000**	2,25,00,000
Asia Tobacco Company Limited		
55,650 (2002 — 55,650) Equity Shares of Rs. 100/- each, fully paid up	**83,47,500**	83,47,500
1,39,125 (2002 — 1,39,125) Equity Shares of Rs. 100/- each, partly paid up	**1,04,34,375**	1,04,34,375
	4,12,81,875	4,12,81,875

SCHEDULE 4 - CURRENT ASSETS, LOANS AND ADVANCES

	As at 31st March, 2003 (Rs.)	(Rs.)	As at 31st March, 2002 (Rs)	(Rs)
A. CURRENT ASSETS				
Cash and Bank Balances				
i. Balances with Scheduled Banks				
– On Current Account	**2,89,991**		4,24,998	
– On Deposit Account	**16,54,00,000**	**16,56,89,991**	15,10,00,000	15,14,24,998
Other Current Assets (Unsecured, considered good)				
i. Deposit with Others	**5,000**		5,000	
ii. Interest Accrued but not due				
– on Fixed Deposits	**1,35,945**	**1,40,945**	2,45,068	2,50,068
B. LOANS AND ADVANCES				
(Unsecured, considered good)				
Advance Tax (Net of provision)		**6,15,329**		6,18,516
		16,64,46,265		15,22,93,582

SCHEDULE 5 - CURRENT LIABILITIES AND PROVISIONS

	As at 31st March, 2003 (Rs.)	As at 31st March, 2002 (Rs.)
Current Liabilities		
Sundry Creditors for Supplies and Expenses		
– Total Outstanding dues of Creditors other than Small Scale Industrial Undertaking(s)	**15,750**	76,426
Sundry Deposits	**4,64,204**	4,64,204
	4,79,954	5,40,630

SCHEDULE 6 - OTHER INCOME

	As at 31st March, 2003 (Rs.)	As at 31st March, 2002 (Rs.)
Miscellaneous Income	**13,67,420**	2,351
Profit on Sale of Current Investments (Net)	**3,36,503**	—
	17,03,923	2,351

SCHEDULE 7 - OPERATING AND ESTABLISHMENT EXPENSES

	For the Year Ended 31st March, 2003 (Rs.)	For the Year Ended 31st March, 2002 (Rs.)
Filing Fees	**4,000**	7,500
Insurance	**50**	58
Rates and Taxes	**2,500**	2,675
Postage, Telephone, Telex, etc.	—	1,111
Repairs and Maintenance	—	9,040
Professional Fees	—	77,000
Printing and Stationery	**8,475**	6,608
Interest Paid - Others	**45,792**	—
Miscellaneous Expenses	**4,745**	7,985
	65,562	1,11,977

SCHEDULE 8 - NOTES TO ACCOUNTS

1. Uncalled liability in respect of partly paid up shares is Rs. 3,13,03,125/- (2002 - Rs. 3,13,03,125/-).
2. Dividend income represents Rs. 56,25,000/- (2002 - Rs. 56,25,000/-) from long term investments.
3. The income from interest and dividend income are stated gross. The amount of income tax deducted thereon is Rs. 37,93,296/- (2002 - Rs. 20,19,343/-).
4. During the year, the Company purchased and sold the following current investments :–

Scheme	No. of Units	Purchase value (Rs.)
Kotak Mahindra Liquid Scheme - Growth	1,38,37,849	16,70,96,226
Reliance Liquid Fund - Treasury Plan - Growth Option	3,55,874	50,00,000
K Bond Short Term Plan - Growth	4,60,224	49,00,000
Templeton India Treasury Management Account - Growth	5,451	78,00,000

5. Provision for taxation included in the Profit and Loss Account represents current tax. The incidence of deferred tax being insignificant, is not considered.
6. Interests in Joint Ventures :

The Company's interests, as a venturer, in jointly controlled entities (incorporated Joint Ventures) are :

Name	Country of Incorporation	Percentage of Voting Power as at 31st March, 2003
ITC Filtrona Limited	India	50.00

The financial statements of ITC Filtrona Limited are drawn upto 31st December, 2002.

The Company's interests in these Joint Ventures are reported as Long Term Investments (Schedule 3) and stated at cost. However, the Company's share of each of the assets, liabilities, income and expenses, etc. (each without *elimination of the effect of transactions between the Company and the Joint* Venture) related to its interests in these joint ventures are :

(Rs.)

I	**ASSETS**	
	1. Fixed Assets (net)	5,24,48,477
	2. Investments	250
	3. Current Assets, Loans and Advances	
	a) Inventories	5,52,43,682
	b) Sundry Debtors	1,21,89,046
	c) Cash and Bank Balance	2,56,80,772
	d) Loans and Advances	1,11,43,704
	4. Deferred Tax (net)	– 84,14,622
	5. Miscellaneous Expenditure	30,963
II	**LIABILITIES**	
	Current Liabilities and Provisions	
	a) Liabilities	4,87,20,486
	b) Provisions	60,14,500
III	**INCOME**	
	1 Sales	29,03,31,551
	2 Other Income	23,63,532
IV	**EXPENSES**	
	1 Manufacturing and Other Expenses	25,15,93,348
	2 Depreciation	76,32,670
	3 Interest	16,28,871
	4 Amortisation of Preliminary Expenses	30,963
	5 Provision for Taxation	86,13,612
V	**OTHER MATTERS**	
	Capital Commitments	1,22,983

As this is the first year of adoption of Accounting Standard 27 - Financial Reporting of Interest in Joint Ventures, figures for the previous year have not been presented.

7. *Figures for the previous year have been regrouped / rearranged wherever* necessary.

SCHEDULES TO THE ACCOUNTS (Contd.)

SCHEDULE 9 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Financial Statements are prepared on accrual basis under the historic cost convention.

Fixed Assets

Fixed Assets are stated at cost including any incidental acquisition expenses.

Depreciation

Depreciation is provided on "Written Down Value" basis at the rates prescribed in Schedule XIV to the Companies Act, 1956.

Investments

Investments are stated at cost. However, suitable provisions are considered for permanent diminution in value of investments, if any. Income from Investments is included together with the related tax credit in the Profit and Loss Account.

Inventories

The inventories are normally valued at cost or below, the average cost being computed on the basis of weighted average method.

Foreign Currency Liabilities

Foreign Currency Liabilities are restated at the rates ruling at the year end and all exchange gains / losses arising therefrom are adjusted in the Profit and Loss Account except for those covered by forward contract rates where the gains / losses arising from such restatement are recognised over the period of such contracts.

Borrowing Costs

Interest and other costs incurred by the Company in connection with the borrowing of funds are recognised as an expense in the period in which they are incurred unless activities that are necessary to prepare the qualifying asset for its intended use or sale are in progress.

Lease Rentals

Lease Rentals are being accounted for on an accrual basis.

Taxes on Income

Current tax is determined as the amount of tax payable in respect of taxable income for the period.

Deferred tax is recognised, subject to the consideration of prudence, on timing differences, being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods. Deferred tax assets are not recognised unless there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax assets can be realised.

For Basu, Chatterjea & Co.,
Chartered Accountants
Sourabh Chakravarti
Partner
Kolkata, 29th April, 2003

On behalf of the Board

P. Chatterjee *Director*
S. Bandyopadhyay *Director*
S. Banerjee *Secretary*

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE
(As per Schedule VI, Part IV of the Companies Act, 1956)

I. Registration Details

Registration No. 008314 State Code 21

Balance Sheet Date 31 (Date) 03 (Month) 2003 (Year)

II. Capital Raised during the Year (Amount in Rs. Thousands)

Public Issue	Rights Issue
NIL	NIL
Bonus Issue	**Private Placement**
NIL	NIL

III. Position of Mobilisation and Deployment of Funds (Amount in Rs. Thousands)

Total Liabilities	Total Assets
207255	207255

Sources of Funds

Paid up Capital	Reserves & Surplus
159984	47271
Secured Loans	**Unsecured Loans**
NIL	NIL

Application of Funds

Net Fixed Assets	Investments
7	41282
Net Current Assets	**Misc. Expenditure**
165966	NIL
Accumulated Losses	
NIL	

IV. Performance of Company (Amount in Rs. Thousands)

Turnover *	Total Expenditure
22712	103

+ –	Profit / Loss Before Tax	+ –	Profit / Loss After Tax
✓	22609	✓	14209

(Please tick appropriate box + for profit, - for loss)

Earning Per Share in Rs.	Dividend Rate (%)
0.89	NIL

* Includes Other Income

V. Generic Names of Principal Products / Services of Company

Item Code No. (ITC Code) 240110.01

Product Description FLUE CURED VIRGINIA TOBACCO

Item Code No. (ITC Code) 240110.04

Product Description BURLEY TOBACCO

Audit Committee : Mr. K. Vaidyanath, Chairman, M/s. S. Bandyopadhyay, B.B. Chatterjee, Members

REPORT OF THE DIRECTORS FOR THE FINANCIAL YEAR ENDED 31ST MARCH, 2003

Your Directors submit their Report and Accounts for the financial year ended 31st March, 2003.

FINANCIAL PERFORMANCE

During the year under review, your Company earned a gross income of Rs. 662.81 lacs (previous year Rs. 1109.57 lacs) and incurred a net loss of Rs. 1553.62 lacs (previous year net loss Rs. 840.34 lacs).

OPERATIONS

Classic Golf Resort

During the year under review, the Classic Golf Resort, hosted several tournaments, the most prestigious amongst them being Independence Day Cup, 1st India Tourism Interline Golf Tournament, McDowells Interclub Tournament, Ryder Cup, Madhav Rao Scindia Golf Tournament, BT-American Express ProAm of Champions, Hindustan Times Pro Golf Tournament and Malaysia Airlines Golflying Tournament. Another highlight during the year was a week-long Golf camp by Asian PGA tour, where some selected and top ranking Golf professionals and amateurs participated.

The Plans for proposed resort hotel and golf villas projects at the Classic Golf Resort would be firmed up after receipt of the necessary approvals in respect of extension of Change in Land Use and building plans from the Haryana Government.

The Laburnum

The Laburnum, the premium Condominium complex developed by your Company, comprising of 263 apartments, continues to be rated as one of the finest residential developments in India. Possession in respect of all the apartments at The Laburnum complex including the seventeen centrally air conditioned apartments have been given.

DEMAND FOR ADDITIONAL CONVERSION CHARGES

As reported in the Directors' Report for the financial year ended 31st March, 2002, the matter pertaining to the exorbitant demand of additional conversion charges of Rs. 15.82 crores raised by Haryana Government in respect of the Classic Golf Resort is sub-judice. Your Board of Directors, based on legal advice, is of the opinion that the said demand is untenable.

DIRECTORS

Mr. Pradeep Jain was appointed as Managing Director of the Company, subject to the approval of the Central Government, for a period of one year with effect from 1st April, 2003, after the expiry of his previous tenure.

In accordance with Articles 106 and 107 of the Articles of Association of the Company, Mr. Sahibzada Syed Habib-ur-Rehman and Mr. Vijay Bhati will retire by rotation at the forthcoming Annual General Meeting and being eligible, offer themselves for re-appointment.

CONSERVATION OF ENERGY, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNINGS AND OUTGO

The applicable information pursuant to Section 217 (1) (e) of the Companies Act, 1956 read with the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 is given below:

(a) Conservation of Energy

A dedicated electricity feeder to the Classic Golf Resort was erected and commissioned in January, 2003 resulting in considerable savings. Efforts are being made to conserve electricity by operating only necessary lighting, fittings and fixtures, and by judicious use of diesel generating sets.

(b) Technology Absorption

The provisions of Clause B of Rule 2 are not attracted as the Company has not imported any technology during the year under review.

(c) Foreign Exchange Earnings and Outgo

(i) Earnings: During the year under review, gross foreign exchange earnings of the Company were Rs. 43.07 lacs.

(ii) Outgo: Foreign exchange outgo during the year under review was Rs. 13.28 lacs.

AUDITORS

The Auditors of your Company M/s. Lovelock and Lewes, Chartered Accountants, retire at the forthcoming Annual General Meeting and being eligible, offer themselves for re-appointment.

PARTICULARS OF EMPLOYEES

None of the employees fall under the purview of the provisions of Section 217(2A) of the Companies Act, 1956, read with Companies (Particulars of Employees) Rules, 1975.

DIRECTORS' RESPONSIBILITY STATEMENT

In terms of Section 217(2AA) of the Companies Act, 1956, your Directors state that:

a) In the preparation of annual accounts under review the applicable accounting standards had been followed; b) appropriate accounting policies were selected and applied consistently and reasonable and prudent judgements and estimates were made so as to give a true and fair view of the state of affairs of the Company at the end of the financial year under review and of the loss of the Company for that period; c) proper and sufficient care was taken for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; d) the annual accounts are prepared on a going concern basis. The required disclosures and significant accounting policies followed are appearing in Schedules 18 and 19 respectively, in the annual accounts.

On behalf of the Board

Place : Kolkata
Date : 15th May, 2003.

Pradeep Jain *Managing Director*
M. Riaz Ahmed *Director*

AUDITORS' REPORT TO THE MEMBERS OF LANDBASE INDIA LIMITED

1. We report that we have audited the Balance Sheet of Landbase India Limited as at March 31, 2003 and the relative Profit and Loss Account for the year ended on that date both of which we have signed under reference to this report. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.
2. We have conducted our audit in accordance with generally accepted auditing standards in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
3. In view of the net loss of the Company during the year and the accumulated losses till the balance sheet date, we draw attention to para XII of the Schedule 18, the Notes to Accounts regarding the advance received in connection with sale of FSI for construction of Villas.
4. In our opinion and to the best of our information and according to the explanations given to us, the said accounts together with the notes thereon/attached thereto and the Schedule of Significant Accounting Policies give in the prescribed manner the information required by the "The Companies Act, 1956", of India (the 'Act'), and also give a true

and fair view in conformity with the accounting principles generally accepted in India:

a. in the case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2003; and

b. in the case of the Profit and Loss Account, of the loss for the year ended on that date.

5. We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purpose of our audit. In our opinion, proper books of account have been kept by the Company as required by law so far as appears from our examination of these books and the aforementioned Balance Sheet and Profit and Loss Account are in agreement therewith.

6. In our opinion, these accounts have been prepared in compliance with the applicable accounting standards referred to in Section 211 (3C) of the Act.

7. On the basis of written representations received from the directors, as on 31st March, 2003, and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31st March, 2003, from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956.

8. As required by the Manufacturing and Other Companies (Auditor's Report) Order 1988 dated 7th September, 1988, issued by the Central Government of India in terms of Section 227 (4A) of the Act and on the basis of such checks as we considered appropriate and according to the information and explanations given to us, we further report that:

8.1 (a) The Company has maintained proper records to show full particulars including quantitative details and situation of its fixed assets.

(b) The management physically verifies fixed assets in a phased programme designed during the year to cover all items of fixed assets over a period of three years. Pursuant to the programme, a physical verification was carried out during the year and this revealed no material discrepancies.

8.2 The fixed assets of the Company have not been revalued during the year.

8.3 The stocks of stores, spare parts, foods and beverages, merchandising stocks, etc. of the Company at all its locations have been physically verified by the management at the year-end.

8.4 In our opinion, the procedures of physical verification of stocks followed by the management are reasonable and adequate in relation to the size of the Company and nature of its business.

8.5 The discrepancies noticed on verification between the physical and the book records, which in our opinion were not material, have been properly dealt with in the books of account.

8.6 In our opinion, the valuation of stocks of finished goods, stores, spare parts and merchandising stock has been fair and proper in accordance with the normally accepted accounting principles in India and is on the same basis as in the earlier year.

8.7 The Company has taken secured loan from the body corporate as listed in the register maintained under Section 301 of the Act. The terms and rate of interest are not prejudicial to the interest of the Company. There are no other loans, secured or unsecured, from Companies, firms or other parties listed in the Register maintained under Section 301 of the Act.

8.8 The Company has not granted any loans, secured or unsecured, to the Companies, firms or other parties listed in the Register maintained under Section 301 of the Act.

8.9 The Company has given interest free loans to employees who are repaying the principal as per stipulated period. In those cases where principal amounts and/or interests are not being paid as stipulated, reasonable steps have been or are being taken by the Company for recovery of the principal and/or interest. There are no other loans or advances in nature of loans to any other parties.

8.10 In our opinion, internal control procedures are adequate and commensurate with the size of the Company and the nature of its business, for purchases of merchandising stock, stores, provisions (food and beverage, etc.) including plant and machinery, equipment and similar assets and for the sale of merchandising stocks etc. and other services.

8.11 The Company has not entered into transactions during the year of purchase of any goods, material and sale of goods, material and services etc. made in pursuance of contracts or arrangements entered in the Register maintained under Section 301 of the Act, and aggregating during the year to Rs. 50,000/- or more in value.

8.12 The Company has a system of determining unserviceable or damaged stores, merchandising stocks on the basis of technical evaluation and on such basis provisions for the loss, if any, have been made in the accounts.

8.13 The Company has not accepted any deposits from the public covered under the directives of the Reserve Bank of India and Section 58A of the Act and the Companies (Acceptance of Deposit) Rules, 1975.

8.14 The Company does not have any by-product and scrap.

8.15 The Company's internal audit system is commensurate with the size and the nature of its business.

8.16 The Central Government has not prescribed maintenance of cost records under Section 209(1) (d) of the Act for any of its products.

8.17 The Company has regularly deposited, during the year, Provident Fund and Employees' State Insurance dues with the appropriate authorities in India.

8.18 At the last day of the financial year there were no amounts outstanding in respect of undisputed Income Tax, Wealth Tax, Sales Tax, Customs Duty and Excise Duty which were due for more than six months from the date they became payable.

8.19 During the course of our examination of the books of account carried out in accordance with the generally accepted auditing practices in India, we have not come across any personal expenses which have been charged to the Profit and Loss Account, nor have we been informed of any such case by the management other than those payable under contractual obligations and/or accepted business practices.

8.20 As informed by the management the provisions of the Sick Industrial Companies (Special Provision) Act, 1985 are not applicable to the Company.

8.21 In respect of services rendered:

(a) In our opinion, the Company has a reasonable system of recording receipts, issues and consumption of materials and stores and allocating materials and stores consumed to the relative jobs, commensurate with the size and nature of its business.

(b) Considering the nature of services rendered, it is not necessary to have a system of allocation of man-hours utilised to the relative jobs.

(c) In our opinion, the Company has a reasonable system of authorisation at proper levels with necessary controls on the issue of stores and the related system of internal control of the Company is commensurate with the size of the Company and nature of its business.

8.22 In respect of trading activities, damaged goods have been determined pursuant to the Company's laid down procedures and consequential adjustments have been made in the accounts.

Kaushik Dutta
Partner

For and on behalf of

Lovelock & Lewes
Chartered Accountants

Kolkata, 15th May, 2003

BALANCE SHEET AS AT 31ST MARCH, 2003

	Schedule	As at 31st March, 2003 (Rs.)	As at 31st March, 2003 (Rs.)	As at 31st March, 2002 (Rs.)	As at 31st March, 2002 (Rs.)
I. SOURCES OF FUNDS					
1. Shareholders' Funds					
a) Share Capital	1		4,00,00,000		4,00,00,000
b) Reserves and Surplus	2		6,11,62,181		6,11,62,181
2. Loan Funds					
Secured Loans	3		17,66,45,928		16,91,90,386
TOTAL			27,78,08,109		27,03,52,567
II. APPLICATION OF FUNDS					
1. Fixed Assets	4				
Gross Block		93,34,62,335		93,38,26,176	
Less : Depreciation		17,74,54,840		15,30,74,012	
Net Block		75,60,07,495		78,07,52,164	
Capital Work-in-Progress		3,17,49,391	78,77,56,886	3,09,82,891	81,17,35,055
2. Investments	5		150		150
3. Current Assets, Loans and Advances					
a) Inventories	6	3,81,11,672		3,36,34,634	
b) Sundry Debtors	7	99,20,273		1,81,18,913	
c) Cash and Bank Balances	8	1,06,20,689		1,76,00,931	
d) Other Current Assets	9	2,39,693		4,83,551	
e) Loans and Advances	10	2,20,37,468		3,36,18,160	
		8,09,29,795		10,34,56,189	
Less : Current Liabilities and Provisions					
a) Liabilities	11	1,06,26,08,388		1,03,68,06,668	
b) Provisions	12	16,11,181		15,24,089	
Net Current Assets			(98,32,89,774)		(93,48,74,568)
4. Deferred Tax Asset			1,79,21,451		10,29,14,636
5. Miscellaneous Expenditure (To the extent not written off or adjusted) (Refer Note XX of Schedule 18)			94,80,124		–
6. Profit and Loss Account			44,59,39,272		29,05,77,294
TOTAL			27,78,08,109		27,03,52,567
Notes to the Accounts	18				
Significant Accounting Policies	19				

Schedules 1 to 12, 18 and 19 referred to above form an integral part of the Balance Sheet.

This is the Balance Sheet referred to in our Report of even date.

Kaushik Dutta
Partner
For and on behalf of
Lovelock & Lewes
Chartered Accountants
Kolkata, 15th May, 2003

On behalf of the Board

Pradeep Jain — *Managing Director*
M. Riaz Ahmed — *Director*
Pramod Kumar — *Company Secretary*

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2003

	Schedule	For the year ended 31st March, 2003 (Rs.)	For the year ended 31st March, 2002 (Rs.)
I. INCOME			
Income from Apartments (Refer Note - XVI of Schedule - 18)		(4,27,743)	3,10,99,749
Income from Operations	13	5,79,96,719	6,54,92,431
Other Income	14	87,12,496	1,43,64,652
		6,62,81,472	11,09,56,832
II. EXPENDITURE			
Raw Material, Merchandising etc. Consumed and Expenditure incurred on Construction	15	1,23,09,459	4,80,59,665
Interest Charges	16	1,91,60,682	1,99,59,622
Operating and Administrative Expenses	17	7,47,80,901	13,90,88,846
Depreciation on Fixed Assets (net)		3,03,25,590	3,17,60,520
		13,65,76,632	23,88,68,653
III. PROFIT			
Profit/(Loss) Before Taxation		(7,02,95,160)	(12,79,11,821)
Add/(Less) : Provision for Taxation			
– Current Tax		—	—
– Earlier Year Tax (net)		(66,633)	(39,063)
– Deferred Tax		(8,49,93,185)	4,39,56,588
– Wealth Tax		(7,000)	(40,000)
Profit/(Loss) After Taxation		(15,53,61,978)	(8,40,34,296)
Profit/(Loss) Brought Forward		(29,05,77,294)	(20,65,42,998)
Profit/(Loss) Carried Forward		(44,59,39,272)	(29,05,77,294)
Earnings Per Share (Face Value Rs. 10.00 each)	18(XXII)	(38.84)	(21.01)
Notes to the Accounts	18		
Significant Accounting Policies	19		

Schedules 13 to 19 referred to above form an integral part of the Profit and Loss Account.

This is the Profit and Loss Account referred to in our Report of even date.

Kaushik Dutta
Partner
For and on behalf of
Lovelock & Lewes
Chartered Accountants
Kolkata, 15th May, 2003

On behalf of the Board

Pradeep Jain — *Managing Director*
M. Riaz Ahmed — *Director*
Pramod Kumar — *Company Secretary*

SCHEDULES TO THE ACCOUNTS

	As at 31st March, 2003 (Rs.)	(Rs.)	As at 31st March, 2002 (Rs.)	(Rs.)
1. SHARE CAPITAL				
Authorised				
1,00,00,000 Equity Shares of Rs. 10/- each		10,00,00,000		10,00,00,000
Issued and Subscribed				
40,00,000 Equity Shares of Rs. 10/- each, fully paid up		4,00,00,000		4,00,00,000
[Out of the above 28,00,000 Equity Shares (Previous Year - 28,00,000 Equity Shares) are held by the Holding Company, ITC Limited]		4,00,00,000		4,00,00,000
2. RESERVES AND SURPLUS				
General Reserve				
At the commencement of the year	6,11,62,181		22,04,133	
Add : Deferred tax Asset on initial adoption	-	6,11,62,181	5,89,58,048	6,11,62,181
		6,11,62,181		6,11,62,181

	As at 31st March, 2003 (Rs.)	(Rs.)	As at 31st March, 2002 (Rs.)	(Rs.)
3. SECURED LOANS				
From Banks				
— Cash Credit		1,64,82,986		1,87,19,327
From Others	15,00,00,000		15,00,00,000	
Interest accrued and due	1,01,62,942	16,01,62,942	4,71,059	15,04,71,059
		17,66,45,928		16,91,90,386

1. Cash Credit Limit is secured by hypothecation of stocks, receivables and moveable and immoveable fixed assets excluding Land.
2. Loans from others are secured by a charge on receivables and equitable mortgage on Land.

4. FIXED ASSETS (AT COST) [Refer Note 18 (XV), 19 (II), 19 (III)]

Particulars	GROSS BLOCK				DEPRECIATION				NET BLOCK	
	As at 1st April, 2002 (Rs.)	Additions (Rs.)	Withdrawals (Rs.)	As at 31st March, 2003 (Rs.)	As at 1st April, 2002 (Rs.)	For the year (Rs.)	Withdrawals (Rs.)	As at 31st March, 2003 (Rs.)	As at 31st March, 2003 (Rs.)	As at 31st March, 2002 (Rs.)
Land (Freehold)	20,29,48,866	74,26,479	-	21,03,75,345	-	-	-	-	21,03,75,345	20,29,48,866
Building*	23,08,27,196	-	3,84,147	23,04,43,049	1,89,45,637	45,73,165	41,021	2,34,77,781	20,69,65,268	21,18,81,559
Plant and Machinery	22,66,93,087	10,39,801	54,86,282	22,22,46,606	5,35,54,024	1,07,84,144	38,19,706	6,05,18,462	16,17,28,144	17,31,39,063
Golf Course	22,57,78,037	-	-	22,57,78,037	4,76,95,800	1,07,24,457	-	5,84,20,257	16,73,57,780	17,80,82,237
Office & Other Equipment	72,41,708	2,26,604	1,31,796	73,36,516	21,08,727	2,73,590	26,293	23,56,024	49,80,492	51,32,981
Furniture and Fixtures	1,47,62,860	2,42,199	3,88,131	1,46,16,928	1,26,87,105	4,57,711	1,24,118	1,30,20,698	15,96,230	20,75,755
Computers	61,07,174	58,500	2,25,100	59,40,574	51,01,371	9,05,888	2,24,513	57,82,746	1,57,828	10,05,803
Vehicles	75,26,732	-	22,17,982	53,08,750	39,20,623	5,52,119	13,63,042	31,09,700	21,99,050	36,06,109
Golf Carts	1,19,40,516	-	5,23,986	1,14,16,530	90,60,725	22,32,433	5,23,986	1,07,69,172	6,47,358	28,79,791
	93,38,26,176	89,93,583	93,57,424	93,34,62,335	15,30,74,012	3,05,03,507	61,22,679	17,74,54,840	75,60,07,495	78,07,52,164
Capital Work-in-Progress	3,09,82,891	7,66,500	-	3,17,49,391	-	-	-	-	3,17,49,391	3,09,82,891
TOTAL	96,48,09,067	97,60,083	93,57,424	96,52,11,726	15,30,74,012	3,05,03,507	61,22,679	17,74,54,840	78,77,56,886	81,17,35,055
Previous Year	96,75,87,803	64,19,002	91,97,738	96,48,09,067	12,45,07,409	3,19,47,788	33,81,185	15,30,74,012	81,17,35,055	

* Building includes vehicular roads of Rs. 45,95,709/- (Previous Year Rs. 45,95,709/-) being depreciated over the period of five years
Depreciation for the year includes Depreciation transferred to Work in Progress - Rs. 1,77,917/- (Previous year Rs. 1,87,268/-)

	As at 31st March, 2003 (Rs.)	(Rs.)	As at 31st March, 2002 (Rs.)	(Rs.)
5. INVESTMENTS (At Cost)				
(Refer Note VIII of Schedule 19)				
Unquoted - Long Term, Non-Trade				
Prime Golf Ranking Private Limited 150 Equity Shares of Re. 1/- each fully paid		150		150
		150		150
Aggregate value of unquoted investment Rs. 150/- (previous year Rs. 150/-)				
6. INVENTORIES				
(Refer Note IV of Schedule 19)				
Merchandising stock	27,01,201		30,41,740	
Land - At Cost	1,90,71,127		1,90,71,127	
Food and Beverage Stock	5,25,045		6,05,009	
Stores and Spares	95,41,142		99,51,515	
Stock of Parking Slot/ Servant Qtrs (Refer Note XVI of Schedule 18)	62,16,921		-	
Material at Site	4,56,236		9,65,243	
	3,85,11,672		3,36,34,634	
Less : Provision for Slow Moving Inventory	4,00,000	3,81,11,672	-	3,36,34,634
		3,81,11,672		3,36,34,634
7. SUNDRY DEBTORS				
(Unsecured - Considered Good)				
Debts outstanding for a period exceeding six months	53,45,012		36,57,368	
Other Debts	45,75,261		1,44,61,545	
	99,20,273		1,81,18,913	
(Unsecured - Considered Doubtful)				
Debts for a period exceeding six months	11,752		1,38,029	
	99,32,025		1,82,56,942	
Less : Provision for doubtful debts	11,752	99,20,273	1,38,029	1,81,18,913
		99,20,273		1,81,18,913
8. CASH AND BANK BALANCES				
Cash and Cheques on hand		9,57,421		6,66,355
With Scheduled Banks				
— in Current Accounts		92,23,786		1,65,14,717
— in Dividend Account (Including interest)		292		292
— in Fixed Deposits		1,99,191		1,91,059
— Margin money deposit		2,39,999		2,28,508
		1,06,20,689		1,76,00,931
9. OTHER CURRENT ASSETS				
(Unsecured - considered good)				
Interest Accrued on Fixed Deposits		20,925		18,969
Others		2,18,768		4,64,582
		2,39,693		4,83,551
10. LOANS AND ADVANCES				
(Unsecured, considered good)				
Advances recoverable in cash or in kind or for value to be received (Refer Note XVII of Schedule 18)				
Considered good	1,70,32,755		2,80,00,024	
Considered doubtful	65,02,405		49,67,383	
	2,35,35,160		3,29,67,407	
Less : Provision for doubtful advances	65,02,405	1,70,32,755	49,67,383	2,80,00,024
Security Deposits		44,56,834		47,03,679
Advance Tax (Net of Provision)		5,47,879		9,14,457
		2,20,37,468		3,36,18,160

SCHEDULES TO THE ACCOUNTS (Contd.)

	As at 31st March, 2003 (Rs.)	As at 31st March, 2003 (Rs.)	As at 31st March, 2002 (Rs.)	As at 31st March, 2002 (Rs.)
11. CURRENT LIABILITIES				
Sundry Creditors				
— Due to Small Scale Industries		32,738		36,643
— Others *		18,92,42,720		22,03,53,958
Other Liabilities		65,83,530		75,00,103
Unclaimed Dividend		292		292
Payments received against Golf Membership		3,85,81,993		3,96,81,041
Security Deposit against Golf Membership		32,61,79,372		32,91,69,860
Interest Accrued but not due on loan		24,87,743		64,771
Payments received under agreement to sell Refer Schedule 18(IV) (Secured by mortgage of land of the Company)		49,95,00,000		44,00,00,000
		1,06,26,08,388		103,68,06,668

* (includes Rs. 55,76,946/- refundable to bank, Previous year - Rs. 55,44,279/-)
(Amount due to Small Scale Undertaking outstanding for more than 30 days : Akfab, Sahas Udyog, Sana Enterprise)

	As at 31st March, 2003 (Rs.)	As at 31st March, 2002 (Rs.)
12. PROVISIONS		
Provision for Retirement Benefits	16,11,181	15,24,089
	16,11,181	15,24,089

	For the year ended 31st March, 2003 (Rs.)	For the year ended 31st March, 2002 (Rs.)
13. INCOME FROM OPERATIONS		
Membership Fee	2,56,55,913	2,64,57,072
Food and Beverage	93,01,488	1,12,59,580
Sale of Merchandising Items	39,19,342	37,65,486
Caddie Rental	31,56,371	34,75,000
Cart Rental	38,29,803	36,75,348
Green Fee	77,25,062	95,04,209
Health Club and Other Facilities	8,90,953	11,05,830
Tent Income	18,77,787	25,76,906
Sponsorship Income	16,40,000	36,73,000
	5,79,96,719	6,54,92,431
14. OTHER INCOME		
Interest received		
— On Fixed Deposits*	29,749	14,523
— Others*	4,80,639	6,81,454
Foreign Exchange Fluctuation	-	17,856
Holding Charges	32,27,030	51,23,727
Transfer Charges	29,86,763	45,16,673
Miscellaneous Receipts	15,52,395	35,43,924
Profit on Sale of Fixed Assets	2,97,000	4,66,495
Provision no longer required written back	1,38,920	-
	87,12,496	1,43,64,652

*(Tax deducted at source Rs. 2,161/- Previous year - Rs. 3,128/-)

	For the year ended 31st March, 2003 (Rs.)	For the year ended 31st March, 2003 (Rs.)	For the year ended 31st March, 2002 (Rs.)	For the year ended 31st March, 2002 (Rs.)
15. RAW MATERIAL, MERCHANDISING, ETC. CONSUMED AND EXPENDITURE INCURRED ON CONSTRUCTION				
1) Raw Material				
Opening Stock	6,05,009		8,04,327	
Add : Purchases	49,89,976		56,59,217	
	55,94,985		64,63,544	
Less : Closing Stock	5,25,045	50,69,940	6,05,009	58,58,535
2) Merchandising				
Opening Stock	30,41,740		24,51,717	
Add : Purchases	20,20,075		27,41,070	
	50,61,815		51,92,787	
Less : Closing Stock	27,01,201	23,60,614	30,41,740	21,51,047
3) Work in Progress				
Opening Balance (Material)	9,65,243		19,29,375	
Add : Expenses during the year				
Construction & Development Expenses	13,44,066		64,99,287	
Salaries, Wages and Bonus	26,79,752		37,81,327	
Contribution to Provident and Other Funds	1,35,260		2,69,180	
Welfare Expenses	1,96,072		3,16,750	
Rates and Taxes	4,47,957		470	
Travelling & Conveyance	1,10,280		1,37,528	
Vehicle Maintenance	2,85,911		4,85,209	
Communication Expenses	2,13,889		3,23,063	
Insurance	30,991		46,681	
Repair and Maintenance – Others	1,02,865		1,07,256	
Business Promotion	13,721		4,097	
Printing & Stationery	77,609		27,190	
Legal & Professional Charges	35,11,392		46,25,214	
Advertisement & Publicity	2,666		-	
Lease Rental/Hire Charges	46,096		1,00,004	
Brokerage & Commission	88,652		2,05,167	
Rebate	17,547		8,741	
Depreciation	1,77,917		1,87,268	
Loss on Assets Discarded	3,43,126		1,62,198	
Compensation Charges	38,47,469		2,12,30,974	
Miscellaneous Expenses	1,43,581		5,68,347	
	1,47,82,062		4,10,15,326	
Less : Recoveries	32,30,000		-	
Less : Unsold stock of Parking Slots & Servant Qtr.	62,16,921		-	
Less : Closing Balance (Material)	4,56,236	48,78,905	9,65,243	4,00,50,083
		1,23,09,459		4,80,59,665
16. INTEREST CHARGES				
Interest Paid				
- To Banks				
- On Term Loans	-		56,329	
- On Others	37,88,817	37,88,817	37,91,760	38,48,089
- To Others		1,53,71,865		1,61,11,533
		1,91,60,682		1,99,59,622
17. OPERATING AND ADMINISTRATIVE EXPENSES				
Salaries, Wages and Bonus	2,21,60,756		2,28,16,774	
Contribution to Provident and Other Funds	9,96,602		11,72,058	
Welfare Expenses	29,29,542	2,60,86,900	38,95,099	2,78,83,931
Rent		24,55,286		41,94,251
Rates & Taxes		6,89,641		7,12,336
Travelling & Conveyance		17,67,216		27,97,705
Vehicle Maintenance		24,60,032		27,23,706
Communication Expenses		13,06,977		17,97,493
Power & Fuel		1,32,42,985		1,32,09,272
Consumption of Stores and Spares		2,63,146		3,01,498
Insurance		16,73,729		12,32,124
Repair and Maintenance				
— Building	1,43,564		3,86,986	
— Plant and Machinery	34,16,306		34,30,842	
— Others	17,49,967	53,09,837	24,41,256	62,59,084
Course Maintenance		21,48,950		31,09,045
Business Promotion		7,25,207		12,43,211
Printing & Stationery		9,00,546		10,57,475
Auditors' Remuneration				
— Audit Fee	4,00,000		4,00,000	
— Tax Audit Fee	35,000		74,900	
— Out of Pocket Expenses	50,450	4,85,450	50,000	5,24,900
Legal & Professional Charges		20,91,076		26,75,148
Advertisement & Sales Promotion		15,11,187		4,86,617
Hire Charges		28,38,955		38,00,738
Lease Rentals		8,86,669		65,66,862
Amortisation of Miscellaneous Expenses*		10,53,347		-
Club Promotion Expenses		1,80,031		5,89,555
Bad Debts written off		1,26,325		-
Provision for Doubtful Debts/Advances		18,14,212		13,77,997
Sundry Balances written off		2,85,050		26,76,788
Loss on Assets discarded		9,76,965		46,21,925
Loss / Stock written off		4,23,062		4,54,715
Preliminary Expenses written off		-		1,02,010
Provision for Slow Moving Inventory		4,00,000		-
Compensation Expenses		-		4,50,00,000
Miscellaneous Expenses		26,78,120		36,90,460
		7,47,80,901		13,90,88,846

* Refer Note XX of Schedule 18

SCHEDULES TO THE ACCOUNTS (Contd.)

18. NOTES TO THE ACCOUNTS

I. Estimated amount of contracts remaining to be executed on capital account and not provided for Rs. 18,93,655/- (Previous year - Rs. 18,93,655/-).

II. Claims against the Company not acknowledged as debts :

i) Demand received from Director, Town & Country Planning, Haryana for Change of Land Use (CLU) - Rs. 15,88,06,377/- (Previous Year Rs. 15,88,06,377/-).

ii) Legal suits against the Company for recovery of dues/compensation Rs. 5.67 Lacs (Previous year Rs. 5.67 Lacs).

III. Bank Guarantees given to Government Authorities, Rs. 2,28,508/- (Previous Year - Rs. 2,28,508/-).

IV. **Current Liabilities include the following :**

i) Rs. 45.95 Crores received as advance against agreement to sell in respect of approx. 26.82 acres of land and 6 lakh sq. ft of space rights in the Company's golf course, Rs. 4 Crores received as advance against agreement to sell approx. 3.89 acres of land held as stock in trade, are subject to certain procedural approvals which are in the process of being obtained. Upon implementation of the agreement to sell, significant profits are expected to be realised.

ii) Approximately, Rs. 33 crores are deposits received from individuals towards golf memberships. These represent long term tradable memberships which, given the high brand equity of the Company's international class golf course, are unlikely to be surrendered in the near term.

V. **INCOME**

Particulars	Current year Rs.	Previous year Rs.
Income from Apartments :	(4,27,743)	3,10,99,749
Income from Operations :		
Food and Beverage	93,01,488	1,12,59,580
Membership Fee	2,56,55,913	2,64,57,072
Sale of Merchandise	39,19,342	37,65,486
Caddie Rentals	31,56,371	34,75,000
Cart Rentals	38,29,803	36,75,348
Green Fees	77,25,062	95,04,209
Health Club & Other Facilities	8,90,953	11,05,830
Income from Tents	18,77,787	25,76,906
Sponsorship Income	16,40,000	36,73,000

VI. 1) **C I F Value of Imports**

	Current year Rs.	Previous year Rs.
Capital Goods	Nil	1,64,389
Stores & Spares	13,04,204	16,85,828

2) **Value of Consumption of Raw Material and Stores & Spares :**

	Rs.	%	Rs.	%
a) Raw Material - Food & Beverage				
Imported	Nil	—	Nil	—
Indigenous	50,69,940	100	58,58,535	100
	50,69,940	100	58,58,535	100
b) Stores & Spares				
Imported	7,93,954	75	Nil	—
Indigenous	2,63,146	25	3,01,498	100
	10,57,100	100	3,01,498	100

VII. **Quantitative Details of Merchandising Stock :**

Particulars	Current year Unit	Current year Rs.	Previous year Unit	Previous year Rs.
a) Opening Stock				
Golf Equipment	305	6,54,848	362	7,90,005
Golf Apparel etc.	37,626	23,86,891	55,690	16,61,712
b) Purchases				
Golf Equipment	Nil	Nil	Nil	Nil
Golf Apparel etc.	12,905	20,63,221	16,225	27,41,070
c) Turnover				
Golf Equipment	132	1,29,590	57	1,35,157
Golf Apparel etc.	25,954	30,16,925	34,289	28,14,399
d) Closing Stock				
Golf Equipment	173	4,99,276	305	6,54,848
Golf Apparel etc.	24,577	22,01,924	37,626	23,86,891

VIII. **Earnings in Foreign Currency - Rs. 43,07,101/-** (Previous year - Rs. 89,80,893/-)

IX. **Expenditure in Foreign Currency :**

	Current year Rs.	Previous year Rs.
Foreign Travel	Nil	22,300
Consultancy Fees	23,970	88,115
Stores & Spares	13,04,204	16,85,828

X. **Managing Director's Remuneration :**

	Current year Rs.	Previous year Rs.
Salary including Bonus	6,07,419	8,40,000
Other Benefits / Perquisites	2,71,228	5,41,750
Contribution to PF and Other Funds	57,271	79,200

XI. The Company's significant leasing arrangements are in respect of leases for residential and office premises. These leasing arrangements are not non-cancellable and range between 11 months or longer and are usually renewable by mutual consent on mutually agreeable terms. The aggregate lease rentals payable are charged to Rent under Schedule 17. The Company has not entered into any finance lease during the year.

XII. The Company has incurred a net loss after tax of Rs. 15,53,61,978/- during the year ended 31st March, 2003, and as on date the Company's liabilities exceed the total assets (excluding Miscellaneous Expenditure to the extent not written off) by Rs. 35,42,57,215/. The Company has formulated plans to improve its profitability by reducing its overheads and also planning to come up with projects relating to construction of Villas. The Company has entered into agreements (including subsequent extensions) relating to the sale of approx. 26.82 acres of land along with 6 lakhs sq ft. of FSI for construction of Villas (for which necessary approvals are awaited) to its parent, ITC Ltd. Rs. 45.95 crores has been received as advance against these agreements.

Hence these accounts are prepared on going concern basis.

XIII. **Small Scale Industries**

The amount outstanding for more than 30 days as on 31st March, 2003 to a small scale industrial undertaking (SSI) as defined under sub-section (j) of Section 3 of the Industries (Development & Regulation) Act, 1951, has been disclosed separately in the Schedule 11.

The above information regarding Small Scale Industrial Undertakings has been determined, to the extent such parties have been identified, on the basis of information available with the Company. This has been relied upon by the auditors.

XIV. The Company has recognised the reduction of net deferred tax asset of Rs. 8,49,93,185/- for the year in the profit and loss account.

In view of the Company's future profit projections from the sale of FSI for construction of Villas as referred in para XII above, the Company expects to fully recover the deferred tax assets.

Deferred Tax Assets (Net)	As at 31.3.2003 Rs.	As at 31.3.2002 Rs.
Deferred Tax Assets		
Unabsorbed Depreciation	12,71,67,114	13,36,40,297
Carried forward business losses*	Nil	6,14,59,238
Timing Differences :		
— Provision for doubtful debts/advances	23,93,953	18,77,636
— Provision for Expenses	Nil	1,78,50,000
— Others	10,82,862	9,60,798
	13,06,43,929	21,57,87,969
Less: Deferred Tax Liabilities		
Depreciation - Timing difference	11,27,22,478	11,28,73,333
	11,27,22,478	11,28,73,333
Net Deferred Tax Assets	1,79,21,451	10,29,14,636

*No Deferred tax asset has been made for the carried forward business losses and the Company, based on its Business Plan has recognized deferred tax asset to the extent of unabsorbed Depreciation.

XV. The Capital work-in-progress amounting to Rs. 3,17,49,391/- relates to Hotel Resort project, which has been temporarily stalled for renewal of approvals from the concerned authorities. The Company expects to re-launch the project in the near future.

XVI. The "Laburnum Condominium Complex" project has been completed and the possession of Apartments has been given to respective owners. The Company has followed the percentage completion method for revenue recognition of the project. On completion, the profitability of the project has been arrived at based on the total revenue received and the total cost of completion of the project. The unsold stock of property at the close of the project has been valued at lower of the cost or net realizable value.

XVII. Advances paid under agreement to sell for land amounting to Rs. 59,38,354/- included in Advances recoverable in cash or in kind considered good in Schedule 10 "Loans and Advance" are subject to confirmation. The Management expects that there would not be any material adjustment on confirmation and reconciliation.

XVIII. Advances Recoverable in Cash or in kind or for value to be received under Loans & Advances – Schedule 10 includes Rs. 6,53,979/- as amount receivable from parties from whom a counter-claim of Rs. 2,78,014/- being due to them has been received which is pending reconciliation.

XIX. The Company vide its board meeting held in March '03 and approved by the shareholders in the Extra Ordinary General Meeting held in April '03, has agreed to subscribe to the preferential allotment of 0.5% non-cumulative redeemable preference shares of M/s Gilt Facilities India Private Limited.

XX. During the year, the Company has incurred an expenditure of Rs. 1,05,33,471/- on erection of 11 KVA Feeder Line from Tauru Sub Station to Classic Golf Resort. Considering the nature of expenditure as being enduring in nature, the same is being amortised over a period of 10 years. Accordingly, an amount of Rs. 94,80,124/- has been treated as Defered Revenue Expenditure and disclosed under Miscellaneous Expenditure (to the extent not written off or adjusted) after amortising an amount of Rs. 10,53,347/- (disclosed under Schedule 17 Operating and Administrative Expenses).

SCHEDULES TO THE ACCOUNTS (Contd.)

XXI. Related Party Disclosure:

Related Party Disclosures are required by SEBI circular dated 10th January, 2003 as given below.

1. Relationship

   a. Holding Company
   M/s ITC Limited holding Rs. 2,80,00,000 (28,00,000 equity shares of Rs. 10/- each)

   Inter- Corporate Deposit outstanding as on 31st March, 2003 Rs. 16,01,62,942/- (Maximum Amount outstanding during the year Rs. 16,01,62,942/-)

XXII. Earnings per share

Earnings per share has been computed as under:

	2003	2002
(a) Profit/ (Loss) After Taxation	**(15,53,61,978)**	(8,40,34,296)
(b) Number of Ordinary Shares outstanding	**40,00,000**	40,00,000
(c) Earnings per share (Face value Rs. 10/- per share) (a)/(b) - (Basic and diluted)	**(38.84)**	(21.01)

XXIII. Previous year's figures have been regrouped/rearranged wherever considered necessary to comply with current year's classification.

SCHEDULE -19
SIGNIFICANT ACCOUNTING POLICIES

I. BASIS OF PREPARATION OF FINANCIAL STATEMENTS

To prepare financial statements in accordance with the historical cost convention, generally accepted accounting principles and relevant presentational requirements of the Companies Act, 1956. Income & Expenditure are recognised on accrual basis.

II. FIXED ASSETS

Fixed Assets are stated at cost of acquisition inclusive of inward freight, duties and taxes and incidental expenses relating to acquisition. In respect of major projects involving construction, related project and pre-operational expenses form part of the value of assets capitalised.

III. DEPRECIATION

To provide depreciation in respect of Assets on straight line method at its estimated useful life or the rates specified in Schedule XIV of the Companies Act, 1956. The rates of depreciation used for Golf Carts (@20%), Tented Accommodation (@ 50%) and Vehicular Roads (@20%) are on the basis of the estimated life of these Assets.

IV. INVENTORIES

To value inventories on weighted average basis, at cost or net realisable value, whichever is less. Work in Progress is valued at cost which includes all direct and indirect attributable expenses. Cost includes freight and other related incidental expenses.

V. RETIREMENT BENEFITS

To make regular contributions to Statutory Provident and Pension Funds which are charged to revenue. Provision for Gratuity and Leave Encashment is based on actuarial valuation carried out at the year-end.

VI. FOREIGN CURRENCY TRANSLATION

To record transactions in foreign currencies at the exchange rate prevailing on the date of the transaction. Payments made in foreign currencies are recorded at the exchange rate prevailing on the day of remittance. Liability/ Receivables on account of foreign currency are converted at the exchange rates prevailing at the end of the year. Exchange differences are appropriately dealt with in the Profit and Loss Account, except those relating to fixed assets which are capitalised.

VII. REVENUE RECOGNITION

1. The revenue on account of sale of land and constructed apartments thereon is accounted for on the basis of percentage completion method on account of agreement to sell entered into with the customers and as certified by technical management/architects of the Company. The profit/loss so derived is based on the total project cost which is inclusive of all estimated costs, contingencies and escalations.
2. i) Corporate membership fee is accounted for over the period of membership.
   ii) Entrance fee is accounted for in the year of receipt.
3. Sale of merchandising items is recognised at the time of raising of relevant invoices.

VIII. INVESTMENTS

Long term Investments are stated at cost. Where applicable, provision is made where there is a permanent diminution in the valuation of the investments.

IX. TAXES ON INCOME

1. To provide and determine current tax as the amount of tax payable in respect of taxable income for the period.
2. To provide and recognise deferred tax on timing differences between taxable income and *accounting income subject to considertion of prudence.*
3. Not to recognise deferred tax asset on unabsorbed depreciation and carry forward of losses unless there is virtual certainty that there will be sufficient future taxable income available to realise such assets.

On behalf of the Board

	Pradeep Jain	*Managing Director*
	M. Riaz Ahmed	*Director*
Kolkata, 15th May, 2003	Pramod Kumar	*Company Secretary*

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE
(As per Schedule VI, Part IV of the Companies Act, 1956)

I. Registration Details

Registration No. 47331 State Code 55

Balance Sheet Date 31 03 2003 (Date Month Year)

II. Capital raised during the year (Amount in Rs. Thousands)

Public Issue	Rights Issue
N.A.	N.A.
Bonus Issue	**Private Placement**
N.A.	N.A.

III. Position of Mobilisation and Deployment of Funds (Amount in Rs. Thousands)

Total Liabilities	Total Assets
1342027	1342027

Sources of Funds

Paid up Capital	Reserves & Surplus
40000	61162
Secured Loans	**Unsecured Loans**
176646	NIL

Application of Funds

Net Fixed Assets*	Investments
787757	NIL

* including capital work in progress

Net Current Assets	Misc. Expenditure
-98329 0	9480
Accumulated Losses	**Deferred Tax Assets**
445939	17922

IV. Performance of Company (Amount in Rs. Thousands)

Turnover*	Total Expenditure
66282	136577

*includes other income

+ – Profit/Loss before Tax	+ – Profit/Loss after Tax
– √ 70295	– √ 155362

(Please tick the appropriate box + for Profit, – for Loss)

Earning per Share in Rs.	Dividend Rate %
-38.84	N.A.

V. Generic Names of Three Principal Products/Services of Company (as per monetary terms)

Item Code No. (ITC Code) N.A.

Product Description N.A.

REPORT OF THE DIRECTORS FOR THE FINANCIAL YEAR ENDED 31ST MARCH, 2003

Your Directors hereby present the Annual Report and Audited Accounts of the Company for the financial year ended 31st March, 2003.

	Year ended 31.3.2003 (Rs. Lakhs)	Year ended 31.3.2002 (Rs. Lakhs)
Gross operating profit / (loss)	8.13	1039.71
Less : Interest and finance charges	370.33	339.44
Profit/(Loss) before depreciation, amortisation and taxation	(362.20)	700.27
Less : Depreciation and Amortisation	34.44	41.01
Profit/(Loss) before Taxation	(396.64)	659.26
Less : Provision for Taxation	—	—
Profit/(Loss) after Taxation	(396.64)	659.26
Brought forward from previous year	(8226.06)	(8885.32)
Transfer from general reserve	—	—
Balance carried to Balance Sheet	(8622.70)	(8226.06)

The gross operating profit in the year ended March 31, 2003 was Rs. 8.13 lakhs, compared to a profit of Rs. 1039.71 lakhs in the previous year and after providing for interest and depreciation, the net loss for the year was Rs. 396.64 lakhs as against a profit of Rs. 659.26 lakhs in the previous year.

Economic Scenario

During the past year despite the ongoing liberalisation there has been no turnaround in the status of the non-performing assets of the NBFC Industry and hence there has been no significant beneficial impact on the recovery of the monies due to your Company. A number of clients have come forward for negotiated settlements and these are under evaluation. Your Company is vigorously pursuing various legal cases initiated against defaulting clients.

Operations

During the last six years your Company has concentrated only on recoveries and has collected a total of Rs. 8794.10 lakhs including by way of property settlements. The collections were largely utilised for repayment of debt - Rs. 955.05 lakhs (Inter corporate deposits), Rs. 687.39 lakhs (Non-convertible debentures), Rs. 161.08 lakhs (Bill Rediscounting), Rs. 1571.32 lakhs (Fixed Deposits), Rs. 408.69 lakhs (Financial Institutions) and Rs. 3720.72 lakhs (Banks), an aggregate of Rs. 7504.25 lakhs.

Your Company has offered property, received by way of settlements from clients, to its Bankers for settlement of dues. While one Bank has accepted the proposal and documentation is in progress, the other Banks are in the process of examining the proposals. Your Company expects that most of the external liabilities would be settled over the next financial year.

Reserve Bank of India directions to NBFCs

Your Company has made provisions as per Reserve Bank of India's Directions. As your Company had made full provision as per the Reserve Bank of India's guidelines during the previous years, your Company is not required to make any further provision during the current year.

Directors' Responsibility Statement

Your Directors have :

i. followed, in the preparation of the annual accounts, the applicable accounting standards with proper explanation relating to material departures;

ii. selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the loss of the Company for that period;

iii. taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

iv. prepared the annual accounts on a going concern basis.

Dividend

In view of the accumulated loss, your Board regrets that the Company is not in a dividend paying position.

Employees

Your Directors wish to place on record their appreciation of the co-operation extended by the employees.

Particulars of Employees

The Company has no employee in the category specified under Section 217(2A) of the Companies Act, 1956.

Subsidiary Companies

BFIL Securities Limited

Your Company's subsidiary is in the process of voluntary winding up.

MRR Trading & Investment Company Limited

With a view to acquire office space in Mumbai, by way of tenancy rights, your Company had acquired the entire equity share capital of MRR Trading & Investment Company Limited after obtaining the necessary approval from the Central Government. The tenanted space is being utilised as corporate office of your Company.

Subscription of Equity Share of MRR Trading & Investment Company Limited

With the introduction of the Companies (Amendment) Act, 2002, the concept of 'deemed public company' has been scrapped. In order to convert MRR Trading & Investment Company Limited into a 'public limited company', your Company had subscribed to 40,000 Equity Shares of Rs. 10/- each issued by MRR Trading & Investment Company Limited. Your Company had also purchased 2 Equity Shares of Rs. 10/- each at par from two individual shareholders of MRR Trading & Investment Company Limited in order to make MRR Trading & Investment Company Limited a wholly owned subsidiary of your Company.

Directors

Sri P. Dhobale retires at the forthcoming Annual General Meeting and being eligible, offers himself for re-appointment.

Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988

The Company has no activities relating to Conservation of Energy and Technology Absorption. There has been no foreign exchange earnings or outgo.

Deposits

16 Deposits, aggregating Rs. 2.10 lakhs, were unclaimed at the end of the year and an equivalent amount has been retained in an escrow account with State Bank of India.

Acknowledgements

The Directors have pleasure in recording their appreciation of the assistance extended to the Company by various officials of the Central and State Governments and Commercial Banks.

On behalf of the Board

P. Dhobale *Director*
P. K. Talwar *Director*

Secunderabad, 12th April, 2003

REPORT OF THE AUDITORS TO THE MEMBERS

We have audited the attached Balance Sheet of BFIL Finance Limited as at March 31, 2003, and the Profit and Loss Account of the Company for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes, examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988 issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

Further to our comments in the Annexure referred to above, we report that :

i. We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit.

ii. In our opinion proper books of account as required by law have been kept by the Company, so far as appears from our examination of those books.

iii. The Balance Sheet and Profit and Loss Account dealt with by this report are in agreement with the books of account.

iv. In our opinion, the Balance Sheet and Profit and Loss Account dealt with by this report comply with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956 subject to the following.

v. On the basis of written representations received from the Directors of the Company, as at March 31, 2003 and taken on record by the Board of Directors, we report that none of the Directors is disqualified as on 31st March, 2003 from being appointed as a Director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956.

vi. Reference is invited to note No. 1 of Schedule 16 to the financial statements regarding the company's accounts being prepared on a going concern basis.

vii. In our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India :

(a) in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2003; and

(b) in the case of the Profit and Loss Account, of the loss for the year ended on that date.

For Lovelock & Lewes
Chartered Accountants
S. Gopalakrishnan
Partner

Hyderabad, April 12, 2003

ANNEXURE TO THE AUDITORS' REPORT TO THE MEMBERS

As required by the Manufacturing and Other Companies (Auditor's Report) Order 1988 ("MAOCARO") issued by the Central Government of India in terms of Section 227 (4A) of "The Companies Act, 1956" of India (the "Act") and on the basis of such checks as we considered appropriate and according to the information and explanations given to us, we further report that :

1. The Company has maintained proper records to show full particulars including quantitative details and situation of its fixed assets. The fixed assets of the Company have been physically verified by the Management and no material discrepancies between the book records and the physical inventory were noticed. No physical verification was carried out in respect of lease assets, where the parties have defaulted in payment of lease rentals and the Company has initiated legal proceeding for recovering the dues.
2. The fixed assets of the Company have not been revalued during the year.
3. The stock-in-trade (shares and securities) has been physically verified by the Management at reasonable intervals and no discrepancies have been noticed on such verification. In our opinion, the procedures of physical verification followed by the Management are reasonable and adequate in relation to the size of the Company and nature of its business. In our opinion, the valuation of such stocks is fair and proper and in accordance with the normally accepted accounting principles and the Non-Banking Financial Companies Prudential Norms (Reserve Bank) Directions, 1998.
4. The Company has not taken any loans, secured or unsecured from companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956. In terms of sub-section (6) of the Section 370 of the Companies Act, 1956, provisions of the Section 370 are not applicable to a company.
5. The Company has not granted any loans, secured or unsecured to companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956. In terms of sub-section (6) of the Section 370 of the Companies Act, 1956, provisions of the Section 370 are not applicable to a company.
6. The parties to whom the loans and advances in the nature of loans have been given by the Company are generally not repaying the principal amounts as stipulated and are also not regular in payment of interest, where applicable, and the Company has taken adequate steps and is in the process of negotiations and re-schedulements for the recovery of the principal and interest, in majority of the cases of defaults.
7. In our opinion, there is an adequate internal control procedure commensurate with the size of the Company and nature of its business, for the purchase of plant and machinery, equipment and similar assets. The nature of the business of the Company does not involve any sale of goods.
8. There are no transactions of purchase of shares and sale of shares and services made in pursuance of contracts or arrangements entered in the register maintained under Section 301 of the Companies Act, 1956.
9. In our opinion, the Company's present internal audit system is commensurate with its size and nature of business.
10. The Company has regularly deposited, during the year, Provident Fund dues with the appropriate authorities in India. The Employees' State Insurance Act, 1948 is not applicable to the Company.
11. At the last day of the financial year there was no amount outstanding in respect of undisputed Income tax, Wealth tax, Customs duty, Excise duty and Sales tax which were due for more than six months from the date they became payable.
12. During the course of our examination of the books of account carried out in accordance with the generally accepted auditing practices in India, we have not come across any personal expenses which have been charged to Profit and Loss Account, nor have we been informed of such case by the management other than those payable under contractual obligations or normally accepted business practices.
13. In relation to service activities of the Company, there exists reasonable system of internal control system commensurate with the size of the Company and the nature of its business.
14. The Company has maintained adequate documents and records in respect of loans and advances granted on the basis of security by way of pledge of shares, debentures and other securities.
15. In our opinion and according to the information and explanations given to us, the Company has maintained proper records of transactions and contracts as to dealing in shares, securities, debentures and other investments and timely entries have been made therein. The same have been held by the Company in its own or in the process of transfer in its name, except to the extent of exemption, if any, granted under Section 49 of the Companies Act, 1956.
16. In our opinion and according to the information and explanations given to us, provisions of clause (o) of sub section (1) of Section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985 of India do not apply to this Company.
17. As per the information given to us and taking into consideration the nature of business of the Company, Clauses xii, xiii, xiv, xvi of Paragraphs 4(A) and 4(C) (ii) and Clauses (ii) and (iii) of Paragraph 4(D) of the aforesaid order are not applicable.

For Lovelock & Lewes
Chartered Accountants
S. Gopalakrishnan
Partner

Hyderabad, April 12, 2003

STATEMENT ON SIGNIFICANT ACCOUNTING POLICIES

GENERAL

These accounts have been prepared under the historical cost convention and on accrual system based on the principle of going concern. Income recognition and provisioning for Non-Performing Assets, consisting of Lease and Hire Purchase Assets, Bills Discounted and other Loans and advances, is done as per Non-Banking Financial Companies Prudential Norms (Reserve Bank) Directions, 1998.

REVENUE RECOGNITION

As per the directives of the Reserve Bank of India, revenue is recognised upon realisation, on Non-Performing Assets.

Revenue is not recognised on the grounds of prudence until realised in respect of liquidated damages, penalties and delayed payment charges, as recovery of the amounts is uncertain.

STOCK-IN-TRADE

Stock of securities are stated at cost or market price whichever is lower. Stock-on-hire is valued at agreement value less amounts receivable.

INVESTMENTS

All investments are stated at cost i.e. cost of acquisition, inclusive of expenses incidental to acquisition where applicable. Provision for any permanent diminution in value of investments is made which is considered to be appropriate. Income from investments is stated in revenue account in the year in which it is accrued and at gross value.

FIXED ASSETS

All fixed assets including assets given on lease are valued at cost inclusive of direct and incidental expenses related to acquisition.

Depreciation of fixed assets is provided on written down value method on pro-rata basis in accordance with the rates prescribed under amended Schedule XIV of the Companies Act, 1956.

DEFERRED REVENUE EXPENDITURE

All expenditure, the benefit of which is spread over a number of years is grouped under miscellaneous expenditure and will be amortised over number of years on the basis of estimated benefit derived in each such year.

BALANCE SHEET AS AT 31ST MARCH, 2003

	Schedule	As at 31st March, 2003 (Rs. lakhs)	As at 31st March, 2003 (Rs. lakhs)	As at 31st March, 2002 (Rs. lakhs)	As at 31st March, 2002 (Rs. lakhs)
I. SOURCES OF FUNDS					
1. Shareholders' Funds					
(a) Capital	1	**20,00.00**		20,00.00	
(b) Reserves & Surplus		–	**20,00.00**	–	20,00.00
2. Loan Funds					
(a) Secured Loans	2	**35,58.66**		31,91.18	
(b) Unsecured Loans	3	**52,24.11**	**87,82.77**	52,24.11	84,15.29
			1,07,82.77		1,04,15.29
II. APPLICATION OF FUNDS					
1. Fixed Assets	4				
(a) Gross Block		**42,26.83**		45,59.48	
(b) Depreciation		**(20,79.76)**		(22,25.47)	
(c) Lease Terminal Adjustment		**(5,14.36)**		(6,62.64)	
(d) Net Block		**16,32.71**		16,71.37	
(e) Capital Work-in-Progress		**6,79.42**		6,79.42	
(f) Provision for Doubtful Assets		**(10,39.18)**	**12,72.95**	(10,39.18)	13,11.61
2. Investments	5		**5,06.58**		5,02.58
3. Current Assets, Loans and Advances					
(a) Stock-on-hire		**12,83.66**		12,83.68	
Less : Provision for Doubtful Assets		**(10,13.35)**		(10,13.34)	
		2,70.31		2,70.34	
(b) Stock-in-trade	6	**6,90.61**		6,90.61	
(c) Sundry Debtors	7	–		–	
(d) Cash and Bank Balances	8	**3.14**		3.60	
(e) Loans and Advances	9	**1,84.43**		1,89.12	
		11,48.49		11,53.67	
Less : Current Liabilities and Provisions					
Current Liabilities	10	**7,67.95**		7,78.63	
Net Current Assets			**3,80.54**		3,75.04
4. Miscellaneous Expenditure	11		–		–
5. Profit and Loss Account – Debit Balance			**86,22.70**		82,26.06
			1,07,82.77		1,04,15.29
Notes on Accounts	16				

Schedules 1 to 11 and 16 and Statement on Significant Accounting Policies form an integral part of the Balance Sheet.
This is the Balance Sheet referred to in our Report of even date.

For Lovelock & Lewes
Chartered Accountants
S. Gopalakrishnan, *Partner*
Secunderabad, 12th April, 2003

On behalf of the Board
P. Dhobale *Director*
P.K. Talwar *Director*
T.R. Shankar *Manager*
V. Radhakrishnan *Company Secretary*

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2003

	Schedule	Year ended 31st March, 2003 (Rs. lakhs)	Year ended 31st March, 2002 (Rs. lakhs)
INCOME			
Investments	12	–	–
Other Income	13	**33.01**	13,27.81
		33.01	13,27.81
EXPENDITURE			
Personnel, Operating and Administration Expenses	14	**24.88**	2,88.10
Interest and Finance Charges	15	**3,70.33**	3,39.44
Depreciation		**34.44**	40.06
Amortisation of Miscellaneous Expenses		–	0.95
		4,29.65	6,68.55
PROFIT/(LOSS) BEFORE TAXATION		**(3,96.64)**	6,59.26
Provision for Taxation		–	–
PROFIT/(LOSS) AFTER TAXATION		**(3,96.64)**	6,59.26
Brought forward from previous year		**(82,26.06)**	(88,85.32)
AVAILABLE BALANCE		**(86,22.70)**	(82,26.06)
Balance carried to Balance Sheet		**(86,22.70)**	(82,26.06)
Notes on Accounts	16		

Schedules 12 to 16 and Statement on Significant Accounting Policies form an integral part of the Profit and Loss Account.
This is the Profit and Loss Account referred to in our Report of even date.

For Lovelock & Lewes
Chartered Accountants
S. Gopalakrishnan, *Partner*
Secunderabad, 12th April, 2003

On behalf of the Board
P. Dhobale *Director*
P.K. Talwar *Director*
T.R. Shankar *Manager*
V. Radhakrishnan *Company Secretary*

SCHEDULES TO THE FINANCIAL STATEMENTS

	As at 31st March, 2003 (Rs. lakhs)	As at 31st March, 2003 (Rs. lakhs)	As at 31st March, 2002 (Rs. lakhs)	As at 31st March, 2002 (Rs. lakhs)
1. CAPITAL				
AUTHORISED				
3,00,00,000 (2002 – 3,00,00,000) Equity Shares of Rs. 10/- each	30,00.00		30,00.00	
10,00,000 (2002 – 10,00,000) Cumulative Redeemable / Convertible Preference Shares of Rs. 100/- each	10,00.00	40,00.00	10,00.00	40,00.00
ISSUED AND SUBSCRIBED				
2,00,00,000 (2002 – 2,00,00,000) Equity Shares of Rs. 10/- each fully paid-up in cash. 2,00,00,000 (2002- 1,99,99,994) Equity Shares are held by the Holding Company, ITC Limited		20,00.00		20,00.00
		20,00.00		20,00.00
2. SECURED LOANS				
Term Loans :				
From Financial Institution				
Secured against the first mortgage of the title deeds of specific building		70.00		70.00
Interest accrued and due		23.68		13.17
Cash Credit from Banks :				
Secured by way of hypothecation of specific equipment, plant and machinery, vehicles, stock-on-hire etc., and related book debts		14,63.49		14,63.49
Interest accrued and due		20,01.49		16,44.52
		35,58.66		31,91.18
3. UNSECURED LOANS				
Fixed Deposits (including Rs. 2,09,933 unclaimed, 2002 – Rs. 2,09,933)	2.10		2.10	
Less : Amount in Escrow Account	2.10	–	2.10	–
15,00,000 — 0% Non-Convertible Debentures of Rs. 100/- each issued to the Holding Company repayable on 1st April, 2003		15,00.00		15,00.00
Short Term Loans :				
– Holding Company		37,24.11		37,24.11
		52,24.11		52,24.11

4. FIXED ASSETS

(Rs. lakhs)

	Gross Block (at cost)				Depreciation				Lease Terminal Adjustment		Net Block	
	As at 31st March, 2002	Additions during the year	Deductions during the year	As at 31st March, 2003	As at 31st March, 2002	Additions during the year	Deductions during the year	As at 31st March, 2003	As at 31st March, 2003	As at 31st March, 2002	As at 31st March, 2003	As at 31st March, 2002
Buildings*	4,37.35		1.17	4,36.18	1,17.73	15.92	0.35	1,33.30			3,02.88	3,19.62
Office Equipment	58.10		23.44	34.66	38.83	3.02	21.86	19.99			14.67	19.27
Furniture and Fixtures	1,48.42		0.37	1,48.05	84.89	11.34	0.25	95.98			52.07	63.53
Vehicles	5.66		5.66	0.00	3.69	0.26	3.95	0.00			0.00	1.97
Leasehold Improvement**	66.10			66.10	26.14	3.90		30.04			36.06	39.96
LEASED ASSETS												
Plant and Machinery	38,43.85		3,02.01	35,41.84	19,54.19	0.00	1,53.74	18,00.45	5,14.36	6,62.64	12,27.03	12,27.02
Total	45,59.48	0.00	3,32.65	42,26.83	22,25.47	34.44	1,80.15	20,79.76	5,14.36	6,62.64	16,32.71	16,71.37
Previous Year	46,14.70	0.20	55.42	45,59.48	22,07.76	40.06	22.35	22,25.47	6,62.64	6,83.53	16,71.37	17,23.41
Capital Work-in-Progress***											6,79.42	6,79.42

* Conveyance documentation in favour of the Company for the property acquired in the financial year 1996-97 (Original Cost Rs. 26.64 lakhs) is completed and collection of documents is pending.

** Leasehold Improvement represents the amount incurred on renovation of the premises of the wholly owned subsidiary, MRR Trading & Investment Co. Ltd. which holds tenancy rights.

*** Capital Work-in-Progress includes Rs. 375.61 lakhs representing value of property received towards settlement of dues as reduced by Rs. 93.89 lakhs representing part of the property offered to bank towards full and final settlement.

5. INVESTMENTS	As at 31st March, 2003 (Rs. lakhs)	As at 31st March, 2003 (Rs. lakhs)	As at 31st March, 2002 (Rs. lakhs)	As at 31st March, 2002 (Rs. lakhs)
Unquoted (At Cost)				
Long Term :				
Government/Trust Securities (other than trade)				
National Savings Certificate fully paid (deposited with Government Authorities)		0.05		0.05
Kisan Vikas Patra fully paid (lodged with Government authorities Rs. 5,000)		0.05		0.05
Trade Investments				
5 Shares of Maker Towers Co-operative Housing Society Ltd. of Rs. 50/- each fully paid - Rs. 250		–		–
10 Shares of Laxmi Finance and Leasing Companies Commercial Premises Co-operative Society Limited of Rs. 50/- each fully paid		0.01		0.01

5. INVESTMENTS (Contd.)	As at 31st March, 2003 (Rs. lakhs)	As at 31st March, 2003 (Rs. lakhs)	As at 31st March, 2002 (Rs. lakhs)	As at 31st March, 2002 (Rs. lakhs)
Bombay Mercantile Co-op. Bank Ltd.		0.01		0.01
Subsidiary Companies				
BFIL Securities Limited (under liquidation) 19,99,994 Equity Shares of Rs. 10/- each fully paid			–	
Less : Provision for Permanent Diminution		–	–	–
Subsidiary Company				
MRR Trading & Investment Company Limited 50,000 (2002- 9,998) Equity Shares of Rs. 10/- each fully paid (40,002 Equity Shares of Rs. 10/- each fully paid were acquired during the year)		5,06.46		5,02.46
		5,06.58		5,02.58

	As at 31st March, 2003 (Rs. lakhs)	(Rs. lakhs)	As at 31st March, 2002 (Rs. lakhs)	(Rs. lakhs)
6. STOCK-IN-TRADE				
(Valued at Cost or Market Value whichever is lower)				
Stock of Shares & Securities				
Quoted - Fully paid				
Equity Shares of Rs. 10/- each		0.01		0.01
Unquoted - Fully paid				
Equity Shares of Rs. 10/-each	3,42.00		3,42.00	
Optionally Fully Convertible Debentures	5,94.00		5,94.00	
	9,36.00		9,36.00	
Less : Provision for erosion in value	2,45.40	6,90.60	2,45.40	6,90.60
		6,90.61		6,90.61
7. SUNDRY DEBTORS				
(Unsecured, considered good)				
Not over 6 months old :				
Lease and hire purchase debtors		—		—
Trade debtors		—		—
Over 6 months old :				
Lease and hire purchase debtors		—		—
Trade debtors		—		—
(Unsecured, considered doubtful)				
Over 6 months old :				
Lease and hire purchase debtors		7,72.96		7,72.96
Trade debtors		12,53.49		12,55.49
		20,26.45		20,28.45
Less : Provision for doubtful debts		20,26.45		20,28.45
		—		—
8. CASH AND BANK BALANCES				
Cash on hand		—		0.04
With Scheduled Banks				
on current account		0.24		0.66
on short term deposit		2.90		2.90
		3.14		3.60
9. LOANS AND ADVANCES				
(Unsecured, considered good)				
Advances recoverable in cash or in kind or for value to be received (includes Rs. Nil from subsidiary company; 2002 - Rs. 4.63 lakhs)		2.69		6.05
Advances with Government, Public Bodies etc.		0.92		2.38
Advance payment of tax net of provision		1,80.82		1,80.69
		1,84.43		1,89.12
10. CURRENT LIABILITIES				
Sundry Creditors				
Due to Small Scale Industries	—		—	
Others	2,40.72		2,31.75	
		2,40.72		2,31.75
Other Liabilities (Includes Rs. 14383/- due to subsidiary company 2002 - Rs. Nil)		2,56.91		2,76.56
Unmatured Finance Charges		2,70.32		2,70.32
		7,67.95		7,78.63
11. MISCELLANEOUS EXPENDITURE				
Funds mobilisation :				
As at the commencement of the year	—		0.95	
Add : Incurred during the year	—		—	
Less : Written off during the year	—		0.95	
		—		—
		—		—

	For the year ended 31st March, 2003 (Rs. lakhs)	(Rs. lakhs)	For the year ended 31st March, 2002 (Rs. lakhs)	(Rs. lakhs)
12. INVESTMENT BUSINESS				
Sale of Share and Securities		—		0.04
Opening Stock	6,90.61		6,90.65	
Add : Purchases	—		—	
	6,90.61		6,90.65	
Less : Closing Stock	6,90.61		6,90.61	
Cost of Sale		(0.00)		(0.04)
		—		—

	For the year ended 31st March, 2003 (Rs. lakhs)	(Rs. lakhs)	For the year ended 31st March, 2002 (Rs. lakhs)	(Rs. lakhs)
13. OTHER INCOME				
Dividend Income (Gross) (Tax deducted at source Rs. Nil, 2002 – Rs. Nil)		1.68		3.20
Interest on Bonds and Debentures, Deposits etc. (Tax deducted at source Rs. Nil, 2002 – Rs. 1988)		—		0.10
Profit/(Loss) on sale of Fixed Assets		—		0.55
Settlement Charges		—		1,53.18
Dues Waived by banks		—		1,63.12
Liabilities no longer required written back (including Rs. Nil, 2002 - Rs. 2,84.88 lakhs relating to holding company)		3.40		2,96.88
NPA provision written back		—		7,10.59
Other Income (Includes Rs. 26.40 lakhs received from holding company ITC Limited; 2002 - Rs. Nil)		27.93		0.19
		33.01		13,27.81
14. PERSONNEL, OPERATING AND ADMINISTRATION EXPENSES				
Salaries, Allowances and Bonus	1.00		16.51	
Contribution to Provident and other funds	0.17		2.98	
Staff Welfare	0.20	1.37	3.29	22.78
Rent		—		1.16
Electricity and Lighting		0.24		3.53
Insurance		—		0.50
Rates, Taxes and Stamp Duty		0.06		0.07
Postage, Telephone and Telegrams		1.11		3.50
Repairs and Maintenance				
– Buildings	0.53		1.29	
– Others	0.02	0.55	0.11	1.40
Loss on termination of contract		—		2,21.93
Loss on fixed assets sold/discarded		3.73		—
Bad debts written off		—		0.44
Travelling and Conveyance		0.74		10.77
Professional Charges		1.05		2.56
Legal Expenses		9.28		15.04
Remuneration to Auditors :				
Audit Fee and Expenses	1.51		1.19	
Certification	—	1.51	0.11	1.30
Miscellaneous (includes Rs. 1.56 lakhs to subsidiary company, 2002 - Rs. 1.30 lakhs)		5.24		3.12
		24.88		2,88.10
15. INTEREST AND FINANCE CHARGES				
Interest paid on				
– Other Loans		3,56.98		3,22.84
– Others		13.30		16.54
Bank / Other financial charges		0.05		0.06
		3,70.33		3,39.44

16. NOTES ON ACCOUNTS

1. The financial statements have been prepared on a going concern basis. While there has been a business disruption due to problems prevailing in the Non-Banking Finance Industry, the Company continued recovery of its dues in the normal course of business. Settlements including sale of properties and collection of dues have largely been used for reducing its liabilities and it is expected that most of the external liabilities would be settled over the next financial year. Thereafter the Company will examine options for further business opportunities.
2. Claims against the Company not acknowledged as debts :
   i) Income-tax on matters under dispute Rs. 371.96 lakhs (March 31, 2002 - Rs. 381.27 lakhs)
   ii) Lease tax liability on account of non-accrual of lease rental (as per the Reserve Bank of India guidelines on Non-Performing Assets) — Rs. 63.28 lakhs (March 31, 2002 - Rs. 67.96 lakhs)
   iii) During the year ended on March 31, 2002, three banks have filed cases against the company in the Debt Recovery Tribunal. The Tribunal has passed orders restraining the company from alienating its properties. The Company is contesting the claims. The resultant contingent liability as at 31st March, 2003 is Rs. 767.85 lakhs (2002 - Rs. 612.15 lakhs)
3. The Company has received demand notices for interest tax during 2000-01 and the bank accounts of the Company were attached for recovering the dues. The Company has fully provided for the taxes demanded and commenced payments. The company proposes to pay to the tax authorities the balance from the sale proceeds of its real estate and from the normal business collections.

16. NOTES ON ACCOUNTS (Contd.)

4. The Company had paid the dues to one creditor who had initiated legal action u/s 138 of the Negotiable Instruments Act. The Company has filed a writ petition for dismissal of the said complaint in the Bombay High Court and the High Court has dismissed our petition and remanded the matter back to the Metropolitan Magistrate Court.
5. The Company has initiated legal proceedings against various parties for recovery of dues and such legal proceedings are at different stages as at the date of the Balance Sheet and are expected to materialise in recovering the dues in the future.
6. The Company has not recognised the net deferred tax assets, in respect of accumulated losses and unabsorbed depreciation in view of the uncertainty of availing the benefit in future.
7. Director's remuneration included in Schedule 14

(Rs. lakhs)

Particulars	31.03.2003	31.03.2002
Salary	—	7.20
Contribution to Provident and other funds	—	2.23
Commission	—	—
Other benefits	—	3.11
Total	—	12.54

8. Information with regard to matters in clauses 3, 4(A), 4(C) and 4(D) of Part II of Schedule VI of the Companies Act, 1956 to the extent that they are either Nil or not applicable to the Company have not been given.

9. QUANTITATIVE ANALYSIS FOR STOCK-IN-TRADE

Particulars	Opening Stock		Purchases		Sales		Closing Stock	
	Quantity (Nos.)	Value (Rs. lakhs)	Quantity (Nos.)	Value (Rs. lakhs)	Quantity (Nos.)	Value (Rs. lakhs)	Quantity (Nos.)	Value (Rs. lakhs)
Quantitative Information								
Equity Shares of Rs. 10/- each	8	0.01	—	—	—	—	**8**	**0.01**
Unquoted Equity Shares of Rs. 10/- each fully paid up	2,40,000	3,42.00	—	—	—	—	**2,40,000**	**3,42.00**
Unquoted Convertible / Non-Convertible Debentures	5,40,000	5,94.00	—	—	—	—	**5,40,000**	**5,94.00**
Less : Provision for Diminution in the value	—	(2,45.40)	—	—	—	—	—	**(2,45.40)**
Total		6,90.61						**6,90.61**

9A. QUANTITATIVE ANALYSIS FOR STOCK-IN-TRADE

Particulars	**2003**		2002	
	Quantity (Nos.)	**Value (Rs. lakhs)**	Quantity (Nos.)	Value (Rs. lakhs)
Equity Shares of Rs. 10/- each quoted - Fully paid up				
Larsen & Toubro Limited	**8**	**0.01**	8	0.01
Unquoted Equity Shares of Rs. 10/- each Fully paid up				
Punj Lloyd Ltd.	**2,40,000**	**3,42.00**	2,40,000	3,42.00
Unquoted Convertible / Non-Convertible Debentures				
G Tech Stones Ltd	**5,40,000**	**5,94.00**	5,40,000	5,94.00
Less : Provision for Diminution in the value		**(2,45.40)**		(2,45.40)
Total		**6,90.61**		6,90.61

10. Previous year's figures have been regrouped wherever necessary.

STATEMENT REGARDING SUBSIDIARY COMPANIES :

Pursuant to Section 212(1) and (3) of the Companies Act, 1956

MRR TRADING & INVESTMENT COMPANY LIMITED

(a) Holding Company's interest :
50,000 Equity Shares of Rs. 10/- each, fully paid-up

(b) Net aggregate amount of Subsidiary's profit/(losses) not dealt with in the Holding Company's accounts : **(Rs. lakhs)**
(i) for the Subsidiary's financial year ended 31st March, 2003 (2.39)
(ii) for the previous financial years (0.97)

(c) Net aggregate amount of Subsidiary's profits / (losses) dealt with in the Holding Company's accounts :
(i) for the Subsidiary's financial year ended 31st March, 2003 Nil
(ii) for the previous financial years Nil

On behalf of the Board

P. Dhobale *Director*
P.K. Talwar *Director*
T.R. Shankar *Manager*
V. Radhakrishnan *Company Secretary*

Secunderabad, 12th April, 2003

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE
(As per Schedule VI, Part IV of the Companies Act, 1956)

I. Registration Details

Registration No. 01-64662 State Code 11

Balance Sheet Date 31 (Date) 03 (Month) 03 (Year)

II. Capital raised during the year (Amount in Rs. Thousands)

Public Issue	Rights Issue
–	–

Bonus Issue	Private Placement
–	–

III. Position of Mobilisation and Deployment of Funds (Amount in Rs. Thousands)

Total Liabilities	Total Assets
1078277	1078277

Sources of Funds

Paid-up Capital	Reserves & Surplus
200000	–

Secured Loans	Unsecured Loans
355866	522411

Application of Funds

Net Fixed Assets	Investments
163271	50658

Net Current Assets	Misc. Expenditure
38054	–

Accumulated Losses
862270

IV. Performance of Company (Amount in Rs. Thousands)

Turnover	Total Expenditure
3301	42965

+	–	Profit/Loss Before Tax
	✓	39664

+	–	Profit/loss After Tax	Earnings per Share (Rs.)
	✓	39664	–

(Please tick appropriate box + for profit, – for loss)

Dividend rate (%)
–

V. Generic Names of Principal Products / Services of Company (as per monetary terms)

Item Code No. (ITC Code) NOT APPLICABLE

Product Description NOT APPLICABLE

On behalf of the Board

P. Dhobale	*Director*
P.K. Talwar	*Director*
T.R. Shankar	*Manager*
V. Radhakrishnan	*Company Secretary*

Secunderabad, 12th April, 2003

Audit Committee : Mr. P. Dhobale, Chairman, M/s. P. K. Talwar, Sudip Bandyopadhyay, Members

REPORT OF THE DIRECTORS FOR THE FINANCIAL YEAR ENDED 31ST MARCH, 2003

The Directors hereby submit their report for the financial year ended 31st March, 2003.

Operations

The operations of the Company during the year under review resulted in a loss of Rs. 2.39 lakhs. This is mainly due to the subscription to renewal fund for carrying out repairs to the office building by the Roman Catholic Cathedral Trust.

Fixed Deposits

The Company has not accepted deposits under the Companies (Acceptance of Deposits) Rules, 1975.

Particulars of Employees

The Company has no employee in the category specified under Section 217 (2A) of the Companies Act, 1956.

Conservation of energy, technology absorption, foreign exchange earnings and outgo

The Company has no activities relating to Conservation of Energy and Technology Absorption.There has been no foreign exchange earnings or outgo.

Issue of Equity Shares to the Holding Company

With the introduction of the Companies (Amendment) Act, 2002, the concept of 'deemed public company' has been scrapped. In order to convert your Company into a 'public limited company', your Company issued 40,000 Equity Shares of Rs. 10/- each to the Holding Company in order to make your Company a wholly owned subsidiary of the Holding Company.

Directors

1. Sri T.R. Shankar retires at the forthcoming Annual General Meeting and being eligible, offers himself for re-appointment.
2. Sri Sudip Bandyopadhyay was appointed an additional Director of the Company with effect from November 11, 2002. In accordance with Section 260 of the Companies Act, 1956, he holds office until the date of the forthcoming Annual General Meeting and is eligible for election.

Directors' Responsibility Statement

Your Directors have :

i) followed, in the preparation of the annual accounts, the applicable accounting standards with proper explanation relating to material departures;

ii) selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the loss of the Company for that period.

iii) taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

iv) prepared the annual accounts on a going concern basis.

On behalf of the Board

Secunderabad, 12th April, 2003

T.R.Shankar *Director*
M.Yelamanda *Director*

REPORT OF AUDITORS TO THE MEMBERS

We have audited the attached Balance Sheet of MRR Trading & Investments Company Limited ("MRR") as at March 31, 2003, and the Profit and Loss Account of the Company for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988 issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

Further to our comments in the Annexure referred to above, we report that :

i) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit.

ii) In our opinion proper books of account as required by law have been kept by the Company, so far as appears from our examination of the books.

iii) The Balance Sheet and Profit and Loss Account dealt with by this report are in agreement with the books of account.

iv) In our opinion, the Balance Sheet and Profit and Loss Account dealt with by this report comply with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956.

v) On the basis of written representations received from the Directors of the Company, as at March 31, 2003 and taken on record by the Board of Directors, we report that none of the Directors is disqualified as on 31st March, 2003 from being appointed as a Director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956.

vi) In our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India :

   (a) in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2003; and

   (b) in the case of the Profit and Loss Account, of the loss for the year ended on that date.

For Lovelock & Lewes
Chartered Accountants

S. Gopalakrishnan
Partner

Hyderabad, 12th April, 2003

ANNEXURE TO THE AUDITORS' REPORT TO THE MEMBERS

As required by the Manufacturing and Other Companies (Auditor's Report) Order 1988 ("MAOCARO") issued by the Central Government of India in terms of Section 227 (4A) of "The Companies Act, 1956" of India (the "Act") and on the basis of such checks as we considered appropriate and according to the information and explanations given to us, we further report that :

1. The Company has not taken any loans, secured or unsecured from companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956. In terms of sub-section (6) of Section 370 of the Companies Act, 1956, provisions of the Section 370 are not applicable to the Company.
2. The Company has not granted any loans, secured or unsecured to companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956. In terms of sub-section (6) of Section 370 of the Companies Act, 1956, provisions of the Section 370 are not applicable to the Company.
3. There are no transactions of purchase of goods and sale of goods and services made in pursuance of contracts or arrangements entered in the register maintained under Section 301 of the Companies Act, 1956.
4. During the course of our examination of the books of account carried out in accordance with the generally accepted auditing practices in India, we have not come across any personal expenses which have been charged to Profit and Loss Account, nor have we been informed of such case by the management other than those payable under contractual obligations or normally accepted business practices.
5. In relation to service activities of the Company, there exists reasonable system of internal control system commensurate with the size of the Company and the nature of its business.
6. Clauses 4A (i), (ii), (iii), (iv), (v), (vi), (ix), (x), (xii), (xiii), (xiv), (xv), (xvi), (xvii), (xviii), (xx), 4C, 4D of the above Order are not applicable in the case of the Company since in our opinion there is no matter which arises to be reported in the aforesaid Order.

For Lovelock & Lewes
Chartered Accountants

S. Gopalakrishnan
Partner

Hyderabad, 12th April, 2003

BALANCE SHEET AS AT 31ST MARCH, 2003

	Schedule	As at 31st March, 2003 (Rs.)	As at 31st March, 2002 (Rs.)
SOURCES OF FUNDS			
1. Shareholders' Funds			
(a) Capital	1	5,00,000	1,00,000
2. Unsecured Loans - from Others		—	1,100
TOTAL		5,00,000	1,01,100
APPLICATION OF FUNDS			
1. Current Assets, Loans and Advances			
a) Cash and Bank Balances	2	1,56,688	4,64,892
b) Loans and Advances	3	21,503	7,120
		1,78,191	4,72,012
Less: Current Liabilities and Provisions			
a) Current Liabilities - Sundry Creditors	4	14,383	4,67,894
Net Current Assets		1,63,808	4,118
2. Debit Balance in Profit & Loss Account		3,36,192	96,982
TOTAL		5,00,000	1,01,100
Notes on Accounts	5		

Schedules 1 to 5 form an integral part of the Balance Sheet.
This is the Balance Sheet referred to in our Report of even date.

For Lovelock & Lewes
Chartered Accountants
S. Gopalakrishnan
Partner
Secunderabad, 12th April, 2003

On behalf of the Board

T. R. Shankar *Director*
M. Yelamanda *Director*

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2003

	Schedule	For the year ended 31st March, 2003 (Rs.)	For the year ended 31st March, 2002 (Rs.)
INCOME			
Service charges		1,55,996	1,29,674
Misc. Income		1,100	—
Total		1,57,096	1,29,674
EXPENDITURE			
Rent		1,18,729	1,09,596
Water Charges		13,217	13,878
Bank Charges		325	200
Profession Tax		6,800	1,000
Audit Fees		5,250	5,000
Renewal Fund Contribution		2,39,905	—
Filing Fees (ROC)		12,000	—
Misc. Expenses		80	—
Total		3,96,306	1,29,674
Profit / (Loss) Before Taxation		(2,39,210)	—
Provision for Taxation		—	—
Profit / (Loss) After Taxation		(2,39,210)	—
Balance Carried Forward from previous year		(96,982)	(96,982)
Balance Carried to Balance Sheet		(3,36,192)	(96,982)
Notes on Accounts	5		

Schedule 5 forms an integral part of the Profit and Loss Account.
This is the Profit & Loss Account referred to in our report of even date.

For Lovelock & Lewes
Chartered Accountants
S. Gopalakrishnan
Partner
Secunderabad, 12th April, 2003

On behalf of the Board

T. R. Shankar *Director*
M. Yelamanda *Director*

SCHEDULES TO THE FINANCIAL STATEMENTS

	As at March 31, 2003 (Rs.)	As at March 31, 2002 (Rs.)
1. CAPITAL		
AUTHORISED		
50,000 [2002 - 10,000] Equity Shares of Rs. 10/- each	5,00,000	1,00,000
ISSUED AND SUBSCRIBED		
50,000 [2002 - 10,000] Equity Shares of Rs. 10/- each fully paid-up, out of which 40,000 Equity Shares have been issued during the year to the Holding Company (All Equity Shares are held by Holding Company BFIL Finance Limited; 2002 - 9,998)	5,00,000	1,00,000
	5,00,000	1,00,000
2. CASH AND BANK BALANCES		
Cash on Hand	—	80
With Scheduled Bank		
– on Current Account	1,56,688	4,64,812
	1,56,688	4,64,892

	As at March 31, 2003 (Rs.)	As at March 31, 2002 (Rs.)
3. LOANS AND ADVANCES		
Deposits with Government, Public Bodies, etc.	7,120	7,120
BFIL Finance Limited	14,383	—
	21,503	7,120
4. CURRENT LIABILITIES - SUNDRY CREDITORS		
BFIL Finance Limited	—	4,62,894
Others	14,383	5,000
	14,383	4,67,894

5. NOTES ON ACCOUNTS

1) Significant Accounting Policies

a) The accounts have been prepared on historical cost basis.

b) All revenue & expenses are accounted on accrual basis.

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE
(As per Schedule VI, Part IV of the Companies Act, 1956)

I. Registration Details

Registration No. 11-23259 State Code 11

Balance Sheet Date 31 (Date) 03 (Month) 03 (Year)

II. Capital raised during the year (Amount in Rs. Thousands)

Public Issue	Rights Issue
—	—
Bonus Issue	**Private Placement**
—	—

III. Position of Mobilisation and Deployment of Funds (Amount in Rs. Thousands)

Total Liabilities	Total Assets
500	500

Sources of Funds

Paid-up Capital	Reserves & Surplus
500	—
Secured Loans	**Unsecured Loans**
—	—

Application of Funds

Net Fixed Assets	Investments
—	—
Net Current Assets	**Misc. Expenditure**
164	—
Accumulated Losses	
336	

IV. Performance of Company (Amount in Rs. Thousands)

Turnover	Total Expenditure
157	396

+ -	Profit/Loss Before Tax	+ -	Profit/Loss After Tax
✓ (-)	239	✓ (-)	239

(Please tick the Appropriate tax + for Profit, - for Loss)

Earning per Share in Rs.	Dividend Rate (%)
—	—

V. Generic Names of Principal Products / Services of Company (as per monetary terms)

Item Code No. (ITC CODE) NOT APPLICABLE

Product Description NOT APPLICABLE

On behalf of the Board

Secunderabad, 12th April, 2003

T.R.Shankar *Director*
M.Yelamanda *Director*

REPORT OF THE DIRECTORS FOR THE FINANCIAL YEAR ENDED 32ND ASHAD 2059 (16TH JULY 2002)

Your Directors are pleased to submit their Report and Audited Accounts of your Company for the Year ended 32nd Ashad 2059 (16th July 2002).

SOCIO ECONOMIC ENVIRONMENT

The year under review witnessed a slower growth of GDP at around 1% in comparison to 5.80% last year. This growth rate is the lowest in the last 18 years. All major sectors of the economy have weakened with a decline in imports/exports, revenue collection, industrial output and tourism which have impacted investor confidence.

Compared to last year, insurgent activities have spread to large parts of the country. The unrest has reached levels where 80% of the Company's cigarette volume is being directly impacted. 13 districts in West Nepal were under blockade by the insurgents for almost 3 months. As reported last year, threats to members of our supply chain continue and it is becoming increasingly difficult to maintain regular availability of our brands. In addition, consumers and members of the trade are also migrating to safer areas; the situation however has improved in the last 3 months of the year.

COMPANY PERFORMANCE

During the year an additional budget was announced by His Majesty's Government. The average weighted duty increase has been 14.70% which together with increases in import duties and corporate taxation has necessitated two major brands i.e. Khukuri and Shikhar crossing major price thresholds. As a result, after a growth of 12% last year, the year under review has seen industry volumes decline by 2%. Duty Collections grew by only 6% as compared to 20% last year. Your Company continues to engage in relevant dialogue with His Majesty's Government in this regard.

Your Company's unwavering focus on creating value for its consumers in strategic segments, have led to strengthening of its relative position in both market and value shares.

Growth in your Company's strategic brands and continuous productivity improvements with constant focus on management of costs have resulted in a year of strong performance with profit after tax increasing by 21% over the previous year.

The Reserves (excluding Capital Reserves) now stand at NRs. 10177 Lacs. Your Directors have approved a first interim dividend of NRs. 90 per equity share (Net of tax), which has since been paid, and have further approved payment of a second interim dividend of NRs. 30 per equity share (Net of tax) taking the total dividend for the year ended 32nd Ashad 2059 (16th July 2002) to NRs. 120 per equity share (Net of tax).

The consequent outflow on this account, including dividend tax amounts to NRs. 737 Lacs which represents a distribution of 36.60% of the profit after tax.

CONTRIBUTION TO THE EXCHEQUER

During the year under review your Company contributed 68% of the total Excise/other Duties collected from the cigarette industry and nearly 4% of the total revenue collected by His Majesty's Government. The Company continues to be the single largest contributor to His Majesty's Government Exchequer paying approximately NRs. 187 crores in Excise Duty, VAT and other annual taxes.

OPERATIONS

Cigarettes

Your Company's performance during the year has been largely driven by growth in the King Size Filter segment through Surya and Shikhar. During the year, Surya, Khukuri and Bijuli packs were upgraded and modernised. Two new brands Surya Lights and Shikhar FT were launched and have been well received by the consumers. These inputs, along with a major visibility drive in urban areas for our strategic brands have contributed to a year of strong performance.

Initiatives taken for strengthening the infrastructure in the factory in the areas of renovations to roads, buildings, air conditioning systems, dust recovery systems were completed as planned. Further, quality systems, training of workmen and increase in productivity received extreme focus. Work towards ISO 9002 certification culminated in the Factory being accredited with the coveted ISO 9002 certificate from DNV Holland.

Your Directors are pleased to report that your Company was awarded the prestigious FNCCI National Excellence Award which is given by an independent jury to the best managed company in the country.

Capital Expenditure

Your Company continues to invest in contemporary technology with a view to further increasing productivity, cost effectiveness and enhancing value to consumers. During the year your Company installed state of the art primary manufacturing equipment as well as upgraded its making lines. Further, complete overhaul of key packing machines was also undertaken during the year. Currently more than 20% of your Company's filter cigarettes are now marketed in the internationally preferred Hinged Lid form of packaging, up from 5% in 2057/58 (2000-2001).

Leaf Activities

During the year your Company's focus was also on enhancing the quality and productivity of leaf operations for potential import substitution. During the year 343 tonnes of green leaf was purchased from 974 farmers and constituted 24% of the total Cigarette Leaf Tobacco grown in the country.

IN-HOUSE MANUFACTURE OF FILTER RODS

In continuation with its stated philosophy of increasing the usage of locally manufactured materials, your Company now plans to manufacture its requirement of cigarette filters within the facilities of its plant in Simara. All statutory approvals have been received in this regard and appropriate agreements for technical services have been signed. Manufacture of filter rods is expected to commence shortly.

ENTRY INTO GARMENT BUSINESS

Considering the opportunities available through a favourable domestic tariff structure combined with favourable provisions in the Trade Treaty signed between India and Nepal, your Company plans to manufacture apparel in Nepal for export to India. ITC Limited, which is a major shareholder of your Company, is already in the apparel business in India and has significant growth plans. Entering apparel market will give your Company a new line of business and overtime develop the potential and capability of exporting to other customers / markets as well as setting up its own chain of retail stores. Entry into this business has been approved by the Members at an Extra Ordinary General Meeting held on 10th June, 2002.

CHANGE OF COMPANY NAME

The Members of the Company have approved that the name of the Company be changed to Surya Nepal Private Limited which reflects the diversified portfolio of the Company's business. Approval for such name change has also been received from the Registrar of Companies and is effective from July 26, 2002.

CONTRIBUTION TO SOCIETY

While continuing to help farmers in leaf development activities with greater impact as in the past, your Company's commitment to heritage preservation in Kathmandu Valley through the Kathmandu Valley Preservation Trust is nearing completion as planned.

INDUSTRIAL RELATIONS

The Directors of your Company would like to place on record their sincere appreciation of the efforts made by the Employees of your Company at all levels.

FUTURE OUTLOOK

There is much confusion and uncertainty in the political and economic life of the country. Your Directors are of the view that political stability will come about, only when all sectors in the political spectrum understand the gravity of the situation and fulfil their respective roles in a positive and pro-active manner. Economic growth is possible only when political stability and security of life and property are assured.

DIRECTORS

During the year Mr. T V Ramaswamy ceased to be the President and Managing Director of your Company with effect from the close of business on 30th September 2001. Your Directors would like to record their appreciation of the services rendered by Mr. Ramaswamy during his tenure as the President and Managing Director of the Company.

Mr. S Puri was nominated by ITC Limited and was appointed as Managing Director of your Company with effect from 1st October 2001.

Mr. A N Haksar ceased to be a Non-Executive Director of your Company with effect from 10th May 2002. Your Directors would like to record their appreciation of the services rendered by Mr. Haksar during his tenure as the Director of your Company.

Mr. Siddhartha SJB Rana was nominated by the Rana Group and was appointed as a Non-Executive Director of your Company with effect from 10th May 2002.

AUDITORS

M/s. N Amatya & Company, Chartered Accountants, Kathmandu and M/s. Lovelock & Lewes, Chartered Accountants, Kolkata, India retire at the ensuing Annual General Meeting, and being eligible, have offered themselves for reappointment.

4th Bhadra 2059 (20th August 2002)
Kathmandu

Prabhakar SJB Rana
Chairman

AUDITORS' REPORT TO THE SHAREHOLDERS OF SURYA TOBACCO CO. (P) LTD.

We have examined the enclosed Balance Sheet of Surya Tobacco Company (P) Ltd. as at Asadh 32, 2059 (July 16, 2002), the Profit and Loss Account and the Statement of Cash Flow for the year ended on that date annexed thereto with the books and records of the Company and have to report that :

a) We have obtained all the information and explanations which to the best of our knowledge and belief were considered necessary for the purpose of our audit;

b) The enclosed Balance Sheet, Profit and Loss Account and the Statement of Cash Flow have been prepared as per the provisions of Company Act, 2053 and the same are in conformity with the books of account maintained by the Company;

c) The books and records of the Company have been maintained accurately as required by law;

d) In our opinion and to the best of our information and according to the explanations given to us the enclosed accounts read with the notes attached thereto, give a true and fair view of :

i) in the case of Balance Sheet, the state of affairs of the Company as on Asadh 32, 2059 (July 16, 2002).

ii) in the case of Profit & Loss Account and the Statement of Cash Flow, the profit and cash flow respectively of the Company for the year ended on Asadh 32, 2059 (July 16, 2002).

e) In our opinion and to the best of our information and according to the explanations given to us and from our examination of the books and records of the Company, we have not come across cases where the Board of Directors or any member thereof or any employee of the Company has acted contrary to the provisions of Law relating to the accounts or committed any misappropriation or caused loss or damage to the Company.

Nem Lal Amatya *Proprietor* N Amatya & Co. *Chartered Accountants*	Partha Mitra *Partner* Lovelock & Lewes *Chartered Accountants*

4th Bhadra 2059 (20th August 2002)
Kathmandu, Nepal

BALANCE SHEET AS AT 32ND ASADH 2059 (16TH JULY 2002)

(Figures in NRs.)

	Schedule	As at 32nd Asadh 2059 (16th July 2002)	As at 31st Asadh 2058 (15th July 2001)
CAPITAL & LIABILITIES			
SHARE CAPITAL AND RESERVES			
(a) Share Capital	1	**56000000**	56000000
(b) Reserves & Surplus	2	**1029807680**	882537352
MEDIUM AND LONG TERM LOANS			
Secured Loans	3	–	88800000
Total		**1085807680**	1027337352
ASSETS			
(1) Fixed Assets	4		
(a) Gross Block		**1357756651**	1272382391
(b) Less: Depreciation		**530771825**	464304479
(c) Net Block		**826984826**	808077912
(d) Capital Work in Progress and In-transit		**716412**	5338586
(2) Current Assets			
(a) Inventories	5	**215130768**	255223962
(b) Sundry Debtors	6	**8914530**	5950182
(c) Cash and Bank Balances	7	**37544207**	10414185
(d) Loans and Advances	8	**337833835**	317967728
Total		**599423340**	589556057
Less : *Current Liabilities & Provisions*			
(a) Liabilities	9	**158178928**	261187916
(b) Provisions	10	**199630258**	139065719
Total		**357809186**	400253635
Net Current Assets		**241614154**	189302422
Miscellaneous Expenditure (to the extent not written off)			
Deferred Revenue Expenditure		**16492288**	24618432
Total		**1085807680**	1027337352

Notes to the Accounts and Contingent Liabilities 15

The schedules referred to above form an integral part of the Balance Sheet.
This is the Balance Sheet referred to in our Report of even date.

Anil Seth *Vice President (Finance)*	Sanjiv Puri *Managing Director*	Anup Singh *Director*	D. B. Mathema *Director*	Prabhakar S. J. B. Rana *Chairman*
Siddhartha S. J. B. Rana *Director*		B. B. Chatterjee *Alternate Director*	Nem Lal Amatya *Proprietor* N. Amatya & Co. *Chartered Accountants*	Partha Mitra *Partner* Lovelock & Lewes *Chartered Accountants*

4th Bhadra 2059 (20th August 2002)

PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED 32ND ASADH 2059 (16TH JULY 2002)

(Figures in NRs.)

	Schedule	For the year ended 32nd Asadh 2059 (16th July 2002)	For the year ended 31st Asadh 2058 (15th July 2001)
Sales	11	3541693869	3352108295
Raw Materials, etc.	12	923409974	942536954
Duties	13	1745449909	1592009104
Cost of Sales		2668859883	2534546058
Gross Profit		872833986	817562237
Other Income		73217585	12359576
Total		946051571	829921813
Manufacturing, Admin, Selling Expenses etc.	14	439886496	443595368
Provision For Employees' Housing		19906363	13367423
Provision For Employees' Bonus		34383718	23089185
Operating Profit before Interest, Depreciation and Tax		451874994	349869837
Interest		9496559	22677316
Depreciation		93701439	92994295
Operating Profit		348676996	234198226
Loss on Fixed Assets / Material sold / discarded (Net)		4839817	3306375
Profit Before Income Tax		343837179	230891851
Provision for Income Tax		142789003	65251441
Profit After Income Tax		201048176	165640410
Balance brought forward from previous years		-	682023571
Available for Appropriation		201048176	847663981
Appropriation:			
General Reserve		-	786358718
Dividend for Earlier Year		-	2357895
First Interim Dividend		56000000	14736842
Second Interim Dividend		17684211	44210526
Balance Carried Over to Balance Sheet		127363965	-
		201048176	847663981
Notes to the Accounts and Contingent Liabilities	15		

The schedules referred to above form an integral part of the Profit & Loss Account.

This is the Profit & Loss Account referred to in our Report of even date.

Anil Seth
Vice President (Finance)

Sanjiv Puri
Managing Director

Anup Singh
Director

D. B. Mathema
Director

Prabhakar S. J. B. Rana
Chairman

Siddhartha S. J. B. Rana
Director

B. B. Chatterjee
Alternate Director

Nem Lal Amatya
Proprietor
N. Amatya & Co.
Chartered Accountants

Partha Mitra
Partner
Lovelock & Lewes
Chartered Accountants

4th Bhadra 2059 (20th August 2002)

CASH FLOW STATEMENT FOR THE YEAR ENDED 32ND ASADH 2059 (16TH JULY 2002)

(Figures in NRs.)

		For the year ended 32nd Asadh 2059 (16th July 2002)	For the year ended 31st Asadh 2058 (15th July 2001)
A.	**Cash Flow From Operating Activities**		
	Net Profit Before Tax	343837179	230891851
	Adjustments for:		
	Depreciation	93701439	92994295
	Interest	9496559	22677316
	Provision for Employees' Housing	19906363	13367423
	Loss on Fixed Assets / Material Discarded	4839817	3306375
	Amortisation of Deferred Revenue & Leasehold Written off (net)	8126144	7198415
	Advertisement Expenses	-	2526319
	Write off of Debts and Advances	19838	38774
	Operating Profit Before Working Capital Changes	479927339	373000768
	Adjustments for:		
	Sundry Debtors	(2964348)	25611689
	Loans & Advances	32649118	(213149937)
	Inventories	39664255	(65930342)
	Current Liabilities & Provisions	11903342	11038345
	Cash Generated From Operations	561179706	130570523
	Interest Paid	(11943722)	(23553511)
	Income Tax Paid	(110453040)	(65189567)
	Net Cash From Operating Activities (A)	438782944	41827445
B.	**Cash Flow From Investing Activities**		
	Purchase of Fixed Assets	(116685285)	(65617638)
	Sale of Fixed Assets	4288227	4683020
	Net Cash Used in Investing Activities (B)	(112397058)	(60934618)
C.	**Cash Flow From Financing Activities**		
	Loans reveived	262000000	460000000
	Loans repaid	(350800000)	(488200000)
	Net Increase / (Decrease) in Bank Overdraft	(110245338)	86082725
	Dividends Paid	(100210526)	(59581642)
	Net Cash Used in Financing Activities (C)	(299255864)	(1698917)
	Net Increse in Cash and Cash Equivalents (A+B+C)	27130022	(20806090)
	Cash and Cash Equivalents (Opening Balance)	10414185	31220275
	Cash and Cash Equivalents (Closing Balance)	37544207	10414185

Anil Seth *Vice President (Finance)*	Sanjiv Puri *Managing Director*	Anup Singh *Director*	D. B. Mathema *Director*	Prabhakar S. J. B. Rana *Chairman*
Siddhartha S. J. B. Rana *Director*		B. B. Chatterjee *Alternate Director*	Nem Lal Amatya *Proprietor* N. Amatya & Co. *Chartered Accountants*	Partha Mitra *Partner* Lovelock & Lewes *Chartered Accountants*

4th Bhadra 2059 (20th August 2002)

SCHEDULES TO THE ACCOUNTS

(Figures in NRs.)

	As at 32nd Asadh 2059 (16th July 2002)	As at 31st Asadh 2058 (15th July 2001)
SCHEDULE 1 - SHARE CAPITAL		
Authorised		
10,00,000 Ordinary Shares of NRs. 100/- each	100000000	100000000
Issued, Subscribed & Paid up		
5,60,000 Ordinary Shares of NRs. 100/- each, fully paid	56000000	56000000
	56000000	56000000
Of the above, 2,80,000 shares issued as fully paid up bonus shares in 2052/53		

	As at 31st Asadh 2058 (15th July 2001)	Additions	Withdrawal	As at 32nd Asadh 2059 (16th July 2002)
SCHEDULE 2 - RESERVES AND SURPLUS				
Capital Reserve				
Revaluation of Land	12181280	–	–	12181280
Revenue Reserve				
General Reserve	870356072	19906363	–	890262435
Surplus				
Profit & Loss Account	–	127363965	–	127363965
Others				
Housing Fund*	–	19906363	19906363	–
	882537352	167176691	19906363	1029807680
*Housing Fund Utilisation:				
Opening Balance	(202903053)			
Provided during the year	19906363			
	(182996690)			
Utilisation During the Year	–			
Closing Balance (excess expenditure to be adjusted in future years)	(182996690)			

	As at 32nd Asadh 2059 (16th July 2002)	As at 31st Asadh 2058 (15th July 2001)
SCHEDULE 3 - SECURED LOANS		
Term loan	–	58800000
Demand/ Time Loan for Purchase of Leaf	–	30000000
(The above loans were secured by way of mortgage, hypothecation and assignment of the Company's entire present and future current and fixed assets on pari-passu basis)		
Total	–	88800000

SCHEDULE 4 - FIXED ASSETS

Figures in NRs.

	GROSS BLOCK				DEPRECIATION				NET BLOCK	
Description	As at 31.03.2058 (15.07.2001)	Additions	Withdrawals/ Adjustments	As at 32.03.2059 (16.07.2002)	As at 31.03.2058 (15.07.2001)	For the year	Withdrawals/ Adjustments	As at 32.03.2059 (16.07.2002)	As at 32.03.2059 (16.07.2002)	As at 31.03.2058 (15.07.2001)
Land & Land Development	126412946	–	–	126412946	–	–	–	–	126412946	126412946
Building	217283728	5601472	1962654	220922546	32833761	5572506	428877	37977390	182945156	184449967
Plant & Machinery	845908631	106417448	30183899	922142180	407571170	80767955	25296040	463043085	459099095	438337461
Furniture & Fixture	9767778	353289	405328	9715739	3940773	809253	279573	4470453	5245286	5827005
Vehicles	17162718	3720354	2373258	18509814	4302974	1236779	460768	5078985	13430829	12859744
Computer	22578377	4280222	552810	26305789	6769751	2895790	469525	9196016	17109773	15808626
Office Equipment	16427288	934674	455250	16906712	5052574	1230189	299310	5983453	10923259	11374714
Advertisement Materials	16840925	–	–	16840925	3833476	1188967	–	5022443	11818482	13007449
Total	1272382391	121307459	35933199	1357756651	464304479	93701439	27234093	530771825	826984826	808077912
Capital Work in Progress and in transit	5338586	716412	5338586	716412	–	–	–	–	716412	5338586
Grand Total	1277720977	122023871	41271785	1358473063	464304479	93701439	27234093	530771825	827701238	813416498
Previous Year	1255113886	67937105	45330014	1277720977	403532746	92994295	32222562	464304479	813416498	–

SCHEDULES TO THE ACCOUNTS (Contd.)

(Figures in NRs.)

	As at 32nd Asadh 2059 (16th July 2002)	As at 31st Asadh 2058 (15th July 2001)
SCHEDULE 5 - INVENTORIES		
Stores & Supplies (Including in-transit)	35052082	24529360
Stock		
Raw Materials (Including in-transit)	158134137	133008502
Stock-In-Process	3558007	2951561
Finished Goods - Manufacturing	17510184	83355567
Finished Goods - Trading	876358	11378972
	215130768	255223962
SCHEDULE 6 - SUNDRY DEBTORS		
Due for less than six months		
Considered good		
Secured	1355509	1088880
Unsecured	7559021	4861302
	8914530	5950182
SCHEDULE 7 - CASH AND BANK BALANCES		
Cash & Cheques on Hand	98599	108922
Cash At Bank		
- Current A/C	7047730	621072
- Savings A/C (Provident Fund)	2532309	2708691
Fixed Deposit		
Short Term	27865569	6975500
	37544207	10414185
SCHEDULE 8 - LOANS & ADVANCES		
Advances to / Receivables from Associated Company	139918698	230825579
Advance to Employees	2428898	3291020
Advance to Others	68524436	9422555
Margin Money Deposit	2151615	3183762
Other Deposits	897065	230283
Prepaid Expenses	3424356	3060824
Advance Income Tax	120488767	67953705
	337833835	317967728
SCHEDULE 9 - CURRENT LIABILITIES		
Short Term Loan		
Bank Overdraft (Secured)	4403274	114648612
Interest Accrued and Due on the above	10545	2457708
	4413819	117106320
(Secured by way of mortgage, hypothecation and assignment of the Company's entire present and future current and fixed assets)		
Book Overdraft (Temporary)	1942351	3120287
Retention Money	2604028	2253448
Sundry Creditors	109565673	90673473
Advances From Wholesale Dealers	28441195	34648605
Deposits From Wholesale Dealers	2400000	2400000
Other Liabilities	8811862	10985783
	158178928	261187916
SCHEDULE 10 - PROVISIONS		
Provision for Income Tax	161424727	76553702
Provision for Gratuity	20521320	18301491
Provision for Second Interim Dividend	17684211	44210526
	199630258	139065719

(Figures in NRs.)

	For the year ended 32nd Asadh 2059 (16th July 2002)	For the year ended 31st Asadh 2058 (15th July 2001)
SCHEDULE 11 - SALES		
Cigarette Sales	3521558417	3265842335
Cigarette Sales (Trading)	14581600	84261100
Seed Sales	197600	-
Exports	5356252	2004860
	3541693869	3352108295
SCHEDULE 12 - RAW MATERIALS CONSUMED ETC.		
Leaf	438444205	429066737
Casing Materials	8892228	8030066
Wrapping Materials	460084622	444629225
Purchase of goods (Trading & Export)	15988919	60810926
	923409974	942536954
SCHEDULE 13 - DUTIES		
Excise Duty	1328820000	1192412100
Value Added Tax	321682391	305048140
Smoking & Liquor Fees	93983800	93532500
Sticker Charges	963718	1016364
	1745449909	1592009104
SCHEDULE 14 - OTHER EXPENSES		
Salaries, Wages & Allowances	69691500	64814771
Contribution to Provident Fund	2636819	2329302
Labour & Staff Welfare	9377473	6759852
Uniform	1012825	869004
Rent	11849686	11614214
Electricity, Fuel & Water	31422296	28160674
Rates & Taxes	210906	157332
Insurance Premium	14169777	14907481
Repairs & Improvement - Depreciable Assets	73144399	81643809
Safety & Pollution Control Cost	3547763	1709358
Maintenance to Other Properties	5907910	7100750
Consumable Stores & Spares	6760254	12204816
Freight	20840729	20550939
Product Development	20687958	5315437
Advertising	50661664	63824038
Travel & Conveyance	25856877	20917457
Training & Recruitment Expenses	4090387	4890406
Postage, Telephone, Telex, Fax etc.	9582939	5914689
Bank Charges	1619692	1447755
Audit Fees	270000	270000
Legal Fees	254375	209581
Printing & Stationery	1953005	1531698
Consultancy, Service Charges & Other Fees	6417842	10737483
Entertainment	1765046	1737333
Sales Promotion	38259382	41536969
Packing Boxes	11484567	11226433
Damaged & Destroyed Cigarettes	590122	779283
Board Meeting Fees	141176	85556
Donations & Charity	470279	1000757
Books & Periodicals	271745	225871
Membership Fee	367337	225154
Debts and Advances written off	19838	38774
Amortisation of Deferred Revenue Expenditure	8126144	8398415
Provision for Gratuity	2652371	3948771
Lease Charges	-	417188
Miscellaneous Expenses	3771413	6094018
Total	439886496	443595368

SCHEDULES TO THE ACCOUNTS (Contd.)

SCHEDULE 15 - NOTES TO THE ACCOUNTS

1. **Significant Accounting Policies**

a) Convention

These financial statements have been prepared in accordance with generally accepted accounting principles followed in Nepal. A summary of significant accounting polices, which have been applied consistently is set out below. The financial statements have also been prepared in accordance with the relevant presentational requirements of Company Act, 2053 of Nepal.

b) Basis of Accounting

These financial statements have been prepared in accordance with the historical cost convention modified by revaluation of certain freehold land as detailed below.

c) Fixed Assets

Freehold land acquired up to 17.12.2043 (31.03.1987) was revalued and the resultant increase in the value of such land was credited to Capital Reserve. Subsequent acquisition of the above asset and the other assets are stated at cost of acquisition inclusive of incidental expenses related to acquisition.

Depreciation on fixed assets has been provided on straight line basis at the rates prescribed by the Income Tax (First Amendment) Rules, 2039. The said rates have further been increased by 33 1/3% as allowed by the Industrial Enterprises Act, 2049.

d) Inventories

i) Raw materials and stores and supplies are valued at weighted average cost.

ii) Manufactured finished goods are valued at materials cost (where applicable inclusive of taxes, duties etc.) or market value whichever is lower.

iii) Trading stocks are valued at lower of cost or net realisable value.

e) Deferred Revenue Expenditure

This represents licensee fee and implementation cost for ERP system, the benefit of which is expected to accrue for more than one accounting period. This is being written off in five equal annual installments.

f) Sales

Sales, which include Excise Duty, Value Added Tax (VAT) and other duties, represent invoiced value of goods sold.

g) Foreign Exchange Transaction

Foreign Exchange transactions are recorded at the exchange rate prevailing at the time of transactions or where applicable at the exchange rate covered by forward contract. Gain or loss arising on settlement is dealt with in the Profit and Loss Account. Unsettled transactions are translated at the exchange rate prevailing at the year end and the exchange difference, if any, arising on such transaction is accounted for in the Profit and Loss Account as exchange fluctuation.

h) Retirement Benefits

Gratuity

Provision for Gratuity is made as per the Company's Rules which is in excess of the requirement of Labour Rules, 2050 of Nepal.

Leave Encashment

Leave Encashments are accounted for on cash basis.

Provident Fund

Regular monthly contributions are made to Provident Funds, which are charged against revenue.

i) Bonus

Bonus is provided for at the rate of 10% of profit before tax.

j) Employees' Housing Fund

Employees' Housing Fund is provided at the rate of 5% of Profit before tax and bonus and is transferred to the General Reserve to the extent of utilisation.

2. The Income Tax Act, 2058 came into existence on 1 April, 2002. The Company on the basis of prudence has made provision for Income Tax under the above Act with reference to the profit for the whole year. The Company is in process of obtaining expert opinion as to the date of applicability of the above Act, and if it considers necessary shall adjust the above provision in the subsequent year.

3. Short term deposits include NRs. 15,00,000 (2057-58 – NRs. 17,50,000) pledged with Nabil Bank Limited as security by way of first charge against housing loans extended to the employees of the Company. The balance of the said loan as at 32nd Asadh 2059 amounted to NRs. 43,21,728 (2057-58 – NRs. 36,64,969).

4. Contingent Liability not provided for :

a) Demands raised on account of Income Taxes for various assessment years against which the Company has filed appeals with the appropriate authorities amounting to NRs. 11,97,63,467 (2057-58 – NRs 10,92,96,692).

b) Estimated amount of contracts remaining to be executed on capital account NRs. 41.65 Lacs (2057-58 – NRs. 200 Lacs).

5. a) Salaries, Wages and Allowances includes payment to Managing Director NRs. 27,94,667 (2057-58 – NRs. 40,50,000).

b) Other Expenses include reimbursement to statutory auditors amounting to NRs. 1,20,306 (2057-58 – NRs. 1,70,015).

6. Figures in the financial statements are rounded off to the nearest rupee.

7. Previous year's figures have been regrouped and /or rearranged wherever necessary.

Anil Seth
Vice President (Finance)

Sanjiv Puri
Managing Director

Anup Singh
Director

D. B. Mathema
Director

Prabhakar S. J. B. Rana
Chairman

Siddhartha S. J. B. Rana
Director

B. B. Chatterjee
Alternate Director

Nem Lal Amatya
Proprietor
N. Amatya & Co.
Chartered Accountants

Partha Mitra
Partner
Lovelock & Lewes
Chartered Accountants

4th Bhadra 2059 (20th August 2002)

ITC Limited

TEN YEARS AT A GLANCE

Operating Results 1994-2003

(Rs. in Lakhs)

	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
GROSS INCOME	42,80,15	47,08,06	51,87,86	59,90,60	69,23,75	77,00,96	80,69,37	88,27,11	99,82,46	1,11,94,47
Excise Duties etc.	18,58,74	21,69,56	25,79,63	30,78,09	36,93,94	40,63,25	41,33,89	44,74,52	47,80,86	**51,59,10**
Net Income	24,21,41	25,38,50	26,08,23	29,12,51	32,29,81	36,37,71	39,35,48	43,52,59	52,01,60	**60,35,37**
Cost of Sales	19,31,40	20,14,73	20,24,36	21,42,74	22,71,46	24,43,30	24,75,45	25,16,44	31,55,96	**37,12,00**
PBDIT	4,90,01	5,23,77	5,83,87	7,69,77	9,58,35	11,94,41	14,60,03	18,36,15	20,45,64	**23,23,37**
PBDT	**3,76,36**	**4,39,51**	**4,99,97**	**6,49,68**	**8,77,33**	**10,40,32**	**13,47,48**	**17,40,24**	**19,78,71**	**22,93,53**
Depreciation	26,32	37,75	47,74	63,03	85,85	1,02,29	1,18,53	1,39,94	1,98,45	**2,37,34**
PBIT	4,63,69	4,86,02	5,36,13	7,06,74	8,72,50	10,92,12	13,41,50	16,96,21	18,47,19	**20,86,03**
PROFIT BEFORE TAX	3,50,04	4,01,76	4,52,23	5,86,65	7,91,48	9,38,03	12,28,95	16,00,30	17,80,26	**20,56,19**
Tax	1,43,72	1,40,12	1,91,15	2,39,75	2,65,28	3,14,61	4,36,51	5,94,04	5,90,54	**6,84,84**
PROFIT AFTER TAX	2,06,32	2,61,64	2,61,08	3,46,90	5,26,20	6,23,42	7,92,44	10,06,26	11,89,72	**13,71,35**
Dividends	1,00,94	1,33,56	61,35	1,07,99*	1,21,48*	1,49,83*	2,24,55*	2,70,45*	3,34,14	**4,18,84***
Retained Profits	1,05,38	1,28,08	1,99,73	2,38,91	4,04,72	4,73,59	5,67,89	7,35,81	8,55,58	**9,52,51**
Earnings Per Share - Basic (Rs.)	17.38**	10.77	10.64	14.14	21.44	25.40	32.29	41.00	48.07	**55.41**
Earnings Per Share - Adjusted @ (Rs.)	27.81	34.46	34.05	45.25	68.61	81.28	103.33	131.20	155.14	**178.81**
Dividend Per Share (Rs.)	8.50	5.50	2.50	4.00	4.50	5.50	7.50	10.00	13.50	**15.00**
Market Capitalisation (Rs. Cr.)***	82,44	69,21	55,71	87,92	1,75,23	2,36,33	1,80,38	1,99,87	1,72,43	**1,55,81**
Foreign Exchange Earnings	7,91,26	7,86,77	6,19,24	6,34,73	7,59,08	6,49,55	6,87,70	6,97,13	9,47,57	**12,94,00**

* Including Income Tax on Dividend.
** 1993-94 Weighted Average.
*** Based on year-end closing prices, quoted on the Bombay Stock Exchange.
@ Adjusted Earnings Per Share includes
- 1992 - 3 : 5 Bonus Issue
- 1995 - Conversion of warrants and Bonus Issue of 1 : 1 on total shares
- 2002 - Includes 20,96,982 Ordinary Shares of Rs. 10.00 each, fully paid, issued pursuant to Amalgamation of erstwhile ITC Bhadrachalam Paperboards Limited with the Company.

Sources and Application of Funds 1994-2003

(Rs. in Lakhs)

	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
SOURCES OF FUNDS										
Equity	1,21,23	2,42,84	2,45,41	2,45,41	2,45,41	2,45,41	2,45,41	2,45,41	2,47,51	**2,47,51**
Reserves	5,99,55	6,12,00	8,75,94	11,13,83	15,16,72	19,88,79	25,53,92	32,89,10	41,66,47	**51,18,11**
Shareholders' Funds	7,20,78	8,54,84	11,21,35	13,59,24	17,62,13	22,34,20	27,99,33	35,34,51	44,13,98	**53,65,62**
Loan Funds	6,85,87	7,85,34	7,64,58	7,25,79	12,99,04	12,52,22	6,52,87	8,58,94	2,84,54	**1,16,98**
FUNDS EMPLOYED	14,06,65	16,40,18	18,85,93	20,85,03	30,61,17	34,86,42	34,52,20	43,93,45	46,98,52	**54,82,60**
APPLICATION OF FUNDS										
Fixed Assets (Gross)	7,11,90	8,29,79	9,43,64	12,74,15	14,38,63	17,18,31	21,45,49	26,68,08	40,81,85	**44,15,61**
Depreciation	1,81,83	2,16,39	2,59,56	3,16,63	3,90,86	4,84,85	5,92,25	7,07,42	11,01,90	**12,45,64**
Fixed Assets (Net)	5,30,07	6,13,40	6,84,08	9,57,52	10,47,77	12,33,46	15,53,24	19,60,66	29,79,95	**31,69,97**
Investments	2,01,50	2,55,97	3,17,23	3,02,06	8,00,95	10,59,75	9,87,26	10,06,94	9,06,93	**16,08,86**
Net Current Assets	6,75,08	7,70,81	8,62,35	8,25,45	12,12,45	11,93,21	9,11,70	14,25,85	9,47,10	**7,67,35**
Deferred Tax - Net	—	—	—	—	—	—	—	—	(1,35,46)	**(63,58)**
Deferred Revenue Expenditure	—	—	22,27	—	—	—	—	—	—	—
NET ASSETS EMPLOYED	14,06,65	16,40,18	18,85,93	20,85,03	30,61,17	34,86,42	34,52,20	43,93,45	46,98,52	**54,82,60**
Net Worth Per Share (Rs.)	59.46	35.20	45.69	55.39	71.80	91.04	114.07	144.02	179.86	**216.78**
Debt : Equity Ratio	0.95 : 1	0.92 : 1	0.68 : 1	0.53 : 1	0.74 : 1	0.56 : 1	0.23 : 1	0.24 : 1	0.06 : 1	**0.02 : 1**

Equity includes impact of :
1992 - 3 : 5 Bonus Issue (Rs. 39,80 Lakhs) and merger of Tribeni Tissues Limited (Rs. 10,59 Lakhs).
1994 - GDR Issue (Rs. 4,50 Lakhs); and accretion to reserves of Rs. 1,99,96 Lakhs on account of Share Premium.
1995 - Conversion of GDR warrants (Rs. 19 Lakhs) and subsequent 1 : 1 Bonus Issue (Rs. 1,21,42 Lakhs).
1996 - Conversion of balance GDR warrants (Rs. 1,28.50 Lakhs) and related Bonus Issue component of 1995 (Rs. 1,28.50 Lakhs).
2002 - 20,96,982 Ordinary Shares of Rs. 10.00 each, fully paid, issued pursuant to Amalgamation of erstwhile ITC Bhadrachalam Paperboards Limited with the Company.

Net Assets Employed include cumulative outlays as shown below in respect of :
- Excise Duty Pre-Deposit relating to excise disputes for the period 1983 to 1987.
- Approximate outlays in real estate and other investments consequent to disengagement from and restructuring of the financial services and edible oils businesses.

1996 : Rs. 1,70 Crores; 1997 : Rs. 4,62 Crores;
1998 : Rs. 11,16 Crores; 1999 : Rs. 12,64 Crores;
2000 : Rs. 12,64 Crores; 2001 : Rs. 12,11 Crores;
2002 : Rs. 11,94 Crores; 2003 : Rs. 11,53 Crores

 # Unconsolidated

FINANCIAL HIGHLIGHTS 1994 - 2003


GROSS INCOME
Rs. Crores
12000
10000
8000
6000
4000
2000
0
94 95 96 97 98 99 00 01 02 03


CONTRIBUTION TO THE EXCHEQUER
Rs. Crores
7000
6000
5000
4000
3000
2000
1000
0
94 95 96 97 98 99 00 01 02 03
Note : Includes Excise duties, Income tax, Luxury tax, Hotel exp. tax etc.


EARNINGS PER SHARE AND DIVIDEND RATE
Earnings per Share (Rs.)
170
140
110
80
50
20
Dividend Rate (%)
200
160
120
80
40
0
94 95 96 97 98 99 00 01 02 03
* Adjusted for Bonus issues
Earnings per Share (adjusted for Bonus Issues from 1992)
Dividend Rate (%) (on outstanding shares)


Gross Gearing (%)
(Percentage)
60
50
40
30
20
10
0
94 95 96 97 98 99 00 01 02 03
Gross Gearing is the percentage of Loan Funds to Total Funds Employed as at year end


RETURN ON NET ASSETS EMPLOYED
Net Assets Employed (Rs.Cr.)
5500
5000
4500
4000
3500
3000
2500
2000
1500
1000
R.O.N.A (%)
50
45
40
35
30
25
20
94 95 96 97 98 99 00 01 02 03
Net Assets Employed*
Return on Net Assets Employed (%)**


RETURN ON NET WORTH
Net Worth (Rs. Crores)
5000
4000
3000
2000
1000
0
R.O.N.W(%)
50
45
40
35
30
25
20
94 95 96 97 98 99 00 01 02 03
Net Worth
Return on Net Worth(%)***


PROFIT TRENDS
Rs. Crores
2000
1800
1600
1400
1200
1000
800
600
400
200
0
94 95 96 97 98 99 00 01 02 03
PBIT PBT PAT


MARKET CAPITALISATION AND BSE SENSEX
Rs. Crores
25000
23000
21000
19000
17000
15000
13000
11000
9000
7000
5000
BSE Sensex
5500
5000
4500
4000
3500
3000
2500
94 95 96 97 98 99 00 01 02 03
ITC's Market Capitalisation based on 31st March BSE price
BSE Sensex as at 31st March

*See note on Net Assets Employed in the 'Ten years at a glance' section on adjoining page.

**Computed on average Net Assets Employed during the year.

***Computed on average Net Worth during the year.

These graphs depict the non-consolidated financial position.

No stops for ITC

New product launches: 2002-03


NEW
mint-o
LEMON MINT
Unusually cool
Unusually cool
mint-o
Kitchens of India
Bischips
AASHIRVAAD
CANDYMAN
Kitchens of India
Gharana
Paneer Darbari

In the Ready to Eat segment, the product portfolio under the 'Kitchens of India' brand was further expanded with the introduction of new recipes and the launch of the 'Gharana' range. The 'Aashirvaad' brand is rapidly gaining leadership status with the launch of 'Aashirvaad Pure Salt' and the encouraging response to 'Aashirvaad Select' and 'Aashirvaad Whole Wheat Atta'. The confectionery segment saw the launch of 'mint-o' and 'Candyman'. The launch of 'I Bischips' heralded ITC's entry into the Snack Foods segment.

During 2002-03, ITC crossed significant milestones both in the range of FMCG products launched as well as the breadth of distribution. Investment in people systems, trade marketing expertise and product development enabled the launch and national rollout of several FMCG products spanning Apparel, Packaged Foods, Greeting Cards and Stationery, Safety Matches and Incense Sticks (Agarbatti). The business model in each of these product categories envisages retaining core competency-based elements of each value chain in-house. Manufacturing is outsourced largely to small and medium enterprises (SMEs). Such a model enables ITC to participate effectively in strengthening the capability of these SMEs, thereby enhancing the competitiveness of the entire value chain. ITC is engaged in further expanding its distribution and delivery bandwidth to serve as a springboard to cater to a much wider range of FMCG products.



The year saw the launch of 'Insignia' in the super premium category in a unique shoulder box package. It is rapidly creating a franchise in the consumers' minds as the finest global standard in cigarette quality.



The Greeting Cards business launched 'Expressions Paperkraft', a range of premium stationery products, in select markets. The products will be rolled out nationally soon.


SPRIHA
SPRIHA
ashageet
ashageet
nivedan
nivedan

The launch of three brands – 'Spriha, Nivedan and Ashageet' – in six fragrances marked ITC's foray into the marketing of Incense Sticks. Distribution is being extended in a phased manner to cover all target markets.


DELITE
DELITE
AIM
MANGAL DEEP
MANGAL DEEP
VAX LIT
VAX LIT

ITC's Safety Matches were launched in August 2002. The Company's brands – 'iKno, Mangal Deep, Delite, Vax Lit and Aim' – have met with encouraging consumer response and

No stops for ITC

New product launches: 2002-03


WILLS
SPORT
Enjoy the change


WILLS
CLASSIC
Enjoy the change


WILLS
clublife
Enjoy the change

With the addition of 10 more exclusive stores, the 'Wills Lifestyle' world-class shopping experience now extends to 48 stores across 38 cities in India. The product range was expanded with the launch of 'Wills Classic' in the high potential formal work wear segment, 'Wills Clublife' for party wear and 'John Players' in the mid priced segment.


JOHN PLAYERS
Shirts | Trousers | T-shirts | Denims

The 250-room 'ITC Hotel Sonar Bangla Sheraton & Towers' in Kolkata was commissioned on January 1, 2003. This super deluxe hotel's unmatched ambience combines the best features of a resort with the contemporary functionalities of a business hotel, drawing widespread accolades as Asia's finest business resort.



